December 31, 2003

Annual Report

NML Variable Annuity **Account A**

Individual Variable Annuity Contracts for Retirement Plans:

- Self-Employed Persons and Their Employees
- Qualified Corporate Retirement Plans


04021398

Northwestern Mutual Series Fund Inc., Fidelity VIP Mid Cap Portfolio and Russell Investment Funds

The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 271-1444
www.northwesternmutual.com

90-1777 (0786) (REV 0104)

P.E. 12-31-03
AR/S

2-64683

Northwestern Mutual



Letter to Contract Owners

December 31, 2003


PROCESSING
MAR 2 6 2004

The year just ended was a time of encouraging strength in the U.S. economy and capital markets. The economy expanded throughout the year, with a major surge in the third quarter, when real Gross Domestic Product grew at an annual rate of 8.2%. Based on reports for the first three quarters, it appears that real growth for the full year was just over 4%; the Commerce Department will publish the official number in late January.

The S&P 500 Index (a widely used benchmark of U.S. equity performance) had a total return of 28.67%, following three years of negative returns. Other measures of equity performance were even stronger, reflecting market leadership by smaller-capitalization and speculative stocks: the NASDAQ composite was up 50% for the year, and the Russell 2000 Index (a small-stock index) had a return of 47.27%. After three dismal years, the information technology sector led the market, and the strongest stocks of all were those with little or no earnings. Other strong sectors were financials, consumer discretionary, materials and industrials, all of which are sensitive to overall economic conditions.

Following three years of significantly outperforming the stock market, the bond market delivered positive returns, but more modest than the stock market. The total return of the Merrill Lynch Domestic Master Index (a broadly-based bond index) was 4.12% for the year. As in the stock market, riskier bonds performed much better than securities of the highest quality. Return of the Lehman High Yield Intermediate Market Index (an index of non-investment-grade bonds) was 27.44%.

Throughout the past year both the Federal Reserve and the Bush administration have followed highly stimulative policies. We have seen a series of interest rate reductions beginning in 2001, accompanied by a significant tax cut in 2003. The many signs of strength in the economy provide ample evidence that these actions to stimulate economic growth are working as they are intended to. Consumer spending and investments in housing have remained quite strong, and reports in recent months indicate an upturn in manufacturing and business investment. The major disappointment has been a persistent lack of job growth, which has been attributed to a combination of improving productivity and the movement of jobs offshore. With the presidential election coming up this fall, continued economic growth is very important to the Bush administration. The hope is that the momentum created by growth-oriented polices will continue, and that the recovery will prove to be self-sustaining.

If economic growth does continue, it is reasonable to expect positive returns from capital markets. However, the stock market is traditionally a leading indicator, moving up ahead of the economy as a whole. The high returns from all the major equity indices in 2003 reflect, in part, the anticipation of the growth we are now experiencing. It would not be reasonable to expect the 20%-plus returns of 2003 to continue indefinitely, or the boom years of the late 1990s to return. As always, we urge investors to take a long-term view, and to select a well diversified personal portfolio of funds consistent with your needs and objectives.

Reports of malfeasance in the corporate world and among investment managers may have made some investors wary of participating in capital markets. In recent months regulatory authorities and financial publications have focused on "market timing" in some mutual funds, which enabled some investors to profit at the expense of other investors in the funds. Traders who market time typically take advantage of the fact that some securities are not actively trading near the time U.S. markets close, when net asset value (NAV) for the funds is established each day. In the case of foreign securities, the last trade may have taken place many hours earlier, on an exchange in Asia or Europe, and may therefore be "stale," not reflecting news that broke after a foreign exchange closed.

We at Northwestern Mutual believe strongly that all participants in our investment products must be treated fairly, and that none should have an advantage over any other. Management recognized the problems with market timing in international funds early on and determined independently that a fair value pricing system (that is, a system that can establish for each security a theoretical price incorporating all information available at the time NAV is calculated) was essential to help eliminate the economic incentive for such market timers. Because no such pricing system was commercially available, Mason Street Advisors, the subsidiary of Northwestern Mutual that serves as investment advisor to Northwestern Mutual Series Fund, Inc., developed its own state-of-the-art system, which was implemented on March 4, 2002. We are proud that we acted aggressively, creatively, and well ahead of most others in our industry to help protect our contract owners from these unfair trading practices.

We are steadfastly committed to responsible and highly ethical practices of investment management, and we take very seriously the trust you've placed in our organization.





Edward J. Zore
President and Chief
Executive Officer

Mark G. Doll
Senior Vice President
Investments

The Northwestern Mutual Life Insurance Company


Northwestern Mutual®

How To Get More Information

Northwestern Mutual Express:

1-800-519-4665

The Express Line gives Trustees (or Owners) convenient up-to-date information about your contract with a contract number and a Personal Identification Number (PIN). Call toll-free to review contract values and unit values, transfer among portfolios, change the allocation and obtain fund performance information.

Information on the Internet:

Northwestern Mutual Financial Network
WWW.NMFN.COM

For information about Northwestern Mutual visit us on our Website. Included is information on Daily Variable Annuity Unit Value Prices, Current Performance, and Fund Information. Contact Your Northwestern Mutual Investment Services representative if you have questions about your contract or any of the contract owner privileges.

Contract Owner Privileges

When the Owner is the Trustee of a qualified employee trust, the exercise of any contract owner privileges by the Trustee must be consistent with the terms and provisions of the qualified plan under which the contract is maintained. Northwestern Mutual shall have no duty to question any actions directed by the Trustee/Owner.

Free Transfers Among Portfolios

You can change your investment allocation or transfer values among the portfolios by calling the Northwestern Mutual Express line at 800-519-4665. Also, you can Mail or Fax the request forms to the Home Office for the same day changes.

Northwestern Mutual is not currently charging a fee for transfers, but reserves the right to charge $25 for each transfer exceeding 12 in a contract year. The amount and timing restrictions discussed here do not apply to interest sweeps from the GIF to the variable funds. The GIF is ONLY available in the Front-Load design in NJ, OR, WA, and the GIF is NOT available in MA.

Contract Owner Communications

Northwestern Mutual Express gives you 24-hour access to your contract. You receive Confirmation Statements on each transaction, VA Quarterly Summary Statements, and the Annuity Aspects Newsletter providing financial and annuity information.

Automatic Investment Plan

You can invest via the Electronic Funds Transfer (EFT) Plan. Your bank can transmit money safely and quickly from your bank checking or NOW account.

A program of regular investing cannot assure a profit or protect against a loss in a declining market.

Automatic Dollar Cost Averaging Plan

Your money is automatically transferred from the Money Market Portfolio to any of the variable portfolios on a monthly or quarterly basis.

Dollar cost averaging does not assure a profit or protect against loss in a declining market. Carefully consider your willingness to continue payments during periods of low prices.

Portfolio Rebalancing

To help maintain your asset allocation plan percentage over time, this service will automatically readjust the asset allocations back to the desired specified percentages.

Only contracts with accumulation value of $10,000 or more are eligible. Portfolio rebalancing may only be used with the variable funds, not the Guaranteed Interest Fund, and may not be used in conjunction with dollar cost averaging.

All investments are subject to market risks and a loss of principal. The investment return and principal value will fluctuate, and when sold, may be more of less than their original cost, and could result in a taxable event.

Interest Sweeps

The Interest Sweep service will automatically sweep or transfer interest earnings periodically from the Guaranteed Interest Fund (GIF) to any of the variable investment options.

Only contracts with $10,000 or more in the GIF are eligible. The amount and timing restrictions that ordinarily apply to transfers between the GIF and the variable funds do not apply to interest sweeps. The GIF is ONLY available in the Front-Load design in NJ, OR, WA, and the GIF is NOT available in MA.

Systematic Withdrawal Plan

While your contract is in the accumulation phase, you can arrange to automatically withdraw money to generate a payment stream.

Special Withdrawal Privilege

You can withdraw 10% of the contract's accumulation value without a surrender charge, if the contract has at least a $10,000 balance, beginning on the first contract anniversary.

Terminal Illness Benefit*

Withdrawal charges are waived if the primary Annuitant is terminally ill and has a life expectancy of 12 months or less.

Nursing Home Benefit*

Withdrawal charges are waived after the first contract anniversary if the primary annuitant's confinement is medically necessary for at least 90 consecutive days in a licensed nursing facility or hospital.

*The benefit is not available in MA, NJ, and NY.

Contents

Front Load Contract (Series QQ)

Total return(l) at unit value (as of 12/31/03)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	27.21%	29.21%	19.21%	32.88%	34.29%	—	29.08%
5 years	—	—	13.09%	—	14.42%	—	—
Annualized	—	—	2.49%	—	2.73%	—	—
10 years(h)	—	—	134.57%	—	82.66%	—	—
Annualized	—	—	8.90%	—	6.21%	—	—
10 Years(j)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Since division inception in Account A	95.40%(c)	23.40%(d)	—	4.93%(d)	—	27.48%(e)	42.77%(c)
Annualized	15.42%	9.09%	—	2.01%	—	—	7.92%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

Front Load Contract (Series RR)

	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	26.43%	28.42%	18.47%	32.06%	33.46%	—	28.28%
5 years	—	—	11.99%	—	13.25%	—	—
Annualized	—	—	2.29%	—	2.52%	—	—
10 years(h)	—	—	130.94%	—	79.93%	—	—
Annualized	—	—	8.73%	—	6.05%	—	—
10 Years(j)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Since portfolio inception in Account A	93.43%(c)	22.47%(d)	—	4.13%(d)	—	26.73%(e)	41.35%(c)
Annualized	15.17%	8.75%	—	1.69%	—	—	7.69%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

Back Load Contract Without Surrender (Series QQ/RR)

	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	31.15%	33.21%	22.90%	36.99%	38.45%	—	33.07%
5 years	—	—	11.88%	—	13.14%	—	—
Annualized	—	—	2.27%	—	2.50%	—	—
10 years(h)	—	—	120.13%	—	71.63%	—	—
Annualized	—	—	8.21%	—	5.55%	—	—
10 Years(j)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Since portfolio inception in Account A	93.90%(c)	25.35%(d)	—	6.57%(d)	—	31.87%(e)	41.66%(c)
Annualized	15.23%	9.80%	—	2.67%	—	—	7.74%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 5/3/94.
(c) Inception date of 4/30/99.
(d) Inception date of 7/31/01.
(e) Inception date of 5/1/03.
(f) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(h) 10 year return for this division in Account A.
(j) 10 year return for this Portfolio of the Northwestern Mutual Series Fund, Inc. This Portfolio became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience of the Portfolio, adjusted for expenses of the product and premium charges.
(k) *For the seven-day period ended December 31, 2003, the Money Market Portfolio's yield was 1.11% and was equivalent to a compound effective yield* of 1.12%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(l) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division	Balanced Division	High Yield Bond Division	Select Bond Division
—	13.72%	18.60%	28.51%	—	22.79%	15.33%	12.81%	23.39%	0.86%
—	(9.24%)	(22.74%)	—	—	(8.50%)	—	10.30%	17.57%	33.89%
—	(1.92%)	(5.03%)	—	—	(1.76%)	—	1.98%	3.29%	6.01%
—	—	—	—	—	161.98%	—	123.82%	—	83.70%
—	—	—	—	—	10.11%	—	8.39%	—	6.27%
—	—	—	—	—	162.09%	—	124.20%	—	84.82%
—	—	—	—	—	10.12%	—	8.41%	—	6.33%
14.79%(e)	135.37%(b)	91.62%(b)	(1.59%)(d)	18.36%(e)	—	0.73%(d)	—	89.04%(b)	—
—	9.26%	6.96%	(0.66%)	—	—	0.30%	—	6.81%	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	13.02%	17.87%	27.71%	—	22.03%	14.61%	12.11%	22.62%	0.23%
—	(10.16%)	(23.51%)	—	—	(9.42%)	—	9.22%	16.38%	32.50%
—	(2.12%)	(5.22%)	—	—	(1.96%)	—	1.78%	3.08%	5.79%
—	—	—	—	—	158.20%	—	120.53%	—	80.95%
—	—	—	—	—	9.95%	—	8.23%	—	6.11%
—	—	—	—	—	158.16%	—	120.86%	—	82.05%
—	—	—	—	—	9.95%	—	8.25%	—	6.17%
14.12%(e)	131.80%(b)	88.67%(b)	(2.33%)(d)	17.67%(e)	—	(0.02%)(d)	—	86.29%(b)	—
—	9.09%	6.79%	(0.97%)	—	—	(0.01%)	—	6.65%	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	17.24%	22.27%	32.48%	—	26.59%	18.89%	16.30%	27.20%	3.97%
—	(10.25%)	(23.59%)	—	—	(9.52%)	—	9.12%	16.27%	32.38%
—	(2.14%)	(5.24%)	—	—	(1.98%)	—	1.76%	3.06%	5.77%
—	—	—	—	—	146.02%	—	110.16%	—	72.60%
—	—	—	—	—	9.42%	—	7.71%	—	5.61%
—	—	—	—	—	147.35%	—	111.60%	—	74.28%
—	—	—	—	—	9.48%	—	7.78%	—	5.71%
18.75%(e)	121.74%(b)	80.46%(b)	(0.02%)(d)	22.45%(e)	—	2.34%(d)	—	78.02%(b)	—
—	8.59%	6.30%	(0.01%)	—	—	0.96%	—	6.15%	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—

Front Load Contract (Series QQ)

Total return(l) at unit value (as of 12/31/03)	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
1 year	(3.22%)	—	23.20%	39.20%	32.69%	1.48%	31.18%
5 years	12.37%	—	—	—	—	—	—
Annualized	2.36%	—	—	—	—	—	—
10 years(h)	41.88%	—	—	—	—	—	—
Annualized	3.56%	—	—	—	—	—	—
10 Years(j)	41.85%	—	—	—	—	—	—
Annualized	3.56%	—	—	—	—	—	—
Since division inception in Account A	—	34.67%(f)	(24.50%)(g)	19.41%(g)	(7.26%)(g)	27.45%(g)	70.64%(c)
Annualized	—	—	(5.84%)	3.87%	(1.60%)	5.33%	12.12%
Since portfolio inception(a)	—	131.10%(f)	34.70%(g)	54.32%(g)	10.73%(g)	49.11%(g)	—
Annualized	—	18.21%	4.35%	6.40%	1.47%	5.88%	—
Current Yield(k)	1.11%						

Front Load Contract (Series RR)

Total return(l) at unit value (as of 12/31/03)	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
1 year	(3.81%)	—	22.43%	38.34%	31.87%	0.85%	30.37%
5 years	11.22%	—	—	—	—	—	—
Annualized	2.15%	—	—	—	—	—	—
10 years(h)	39.70%	—	—	—	—	—	—
Annualized	3.40%	—	—	—	—	—	—
10 Years(j)	39.73%	—	—	—	—	—	—
Annualized	3.40%	—	—	—	—	—	—
Since portfolio inception in Account A	—	33.88%(f)	(25.25%)(g)	18.23%(g)	(8.18%)(g)	26.21%(g)	69.01%(c)
Annualized	—	—	(6.04%)	3.65%	(1.81%)	5.11%	11.89%
Since portfolio inception(a)	—	128.76%(f)	33.08%(g)	52.46%(g)	9.39%(g)	47.31%(g)	—
Annualized	—	17.97%	4.17%	6.21%	1.29%	5.69%	—
Current Yield(k)	1.11%						

Back Load Contract Without Surrender (Series QQ/RR)

Total return(l) at unit value (as of 12/31/03)	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
1 year	(0.22%)	—	27.01%	43.51%	36.79%	4.62%	35.24%
5 years	11.11%	—	—	—	—	—	—
Annualized	2.13%	—	—	—	—	—	—
10 years(h)	33.22%	—	—	—	—	—	—
Annualized	2.91%	—	—	—	—	—	—
10 Years(j)	33.88%	—	—	—	—	—	—
Annualized	2.96%	—	—	—	—	—	—
Since portfolio inception in Account A	—	39.32%(f)	(25.10%)(g)	18.50%(g)	(7.96%)(g)	26.44%(g)	69.36%(c)
Annualized	—	—	(6.00%)	3.70%	(1.76%)	5.15%	11.94%
Since portfolio inception(a)	—	42.54%(f)	29.26%(g)	45.79%(g)	39.07%(g)	6.83%(g)	—
Annualized	—	7.33%	3.74%	5.54%	4.83%	0.95%	—
Current Yield(k)	1.11%						

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an *investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the* performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 5/3/94.
(c) Inception date of 4/30/99.
(d) Inception date of 7/31/01.
(e) Inception date of 5/1/03.
(f) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(h) 10 year return for this division in Account A.
(j) 10 year return for this Portfolio of the Northwestern Mutual Series Fund, Inc. This Portfolio became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience of the Portfolio, adjusted for expenses of the product and premium charges.
(k) For the seven-day period ended December 31, 2003, the Money Market Portfolio's yield was 1.11% and was equivalent to a compound effective yield of 1.12%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(l) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Back Load Contract With Surrender (Series QQ)

Total return(l) with surrender charge (as of 12/31/03)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	23.15%	25.21%	14.90%	28.99%	30.45%	—	25.07%
5 years	—	—	7.83%	—	9.17%	—	—
Annualized	—	—	1.52%	—	1.77%	—	—
10 Years(j)	—	—	120.13%	—	71.63%	—	—
Annualized	—	—	8.21%	—	5.55%	—	—
10 years**	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Since division inception in Account A	89.85%(c)	19.36%(d)	—	0.58%(d)	—	23.87%(e)	37.65%(c)
Annualized	14.71%	7.60%	—	0.24%	—	—	7.08%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

Back Load Contract With Surrender (Series RR)

Total return(l) with surrender charge (as of 12/31/03)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	25.15%	27.21%	16.90%	30.99%	32.45%	—	27.07%
5 years	—	—	7.83%	—	9.17%	—	—
Annualized	—	—	1.52%	—	1.77%	—	—
10 years(h)	—	—	120.13%	—	71.63%	—	—
Annualized	—	—	8.21%	—	5.55%	—	—
10 Years(j)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Since portfolio inception in Account A	89.85%(c)	19.36%(d)	—	0.58%(d)	—	25.87%(e)	37.65%(c)
Annualized	14.71%	7.60%	—	0.24%	—	—	7.08%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 5/3/94.
(c) Inception date of 4/30/99.
(d) Inception date of 7/31/01.
(e) Inception date of 5/1/03.
(f) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(h) 10 year return for this division in Account A.
(j) 10 year return for this Portfolio of the Northwestern Mutual Series Fund, Inc. This Portfolio became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience of the Portfolio, adjusted for expenses of the product and premium charges.
(k) For the seven-day period ended December 31, 2003, the Money Market Portfolio's yield was 1.11% and was equivalent to a compound effective yield of 1.12%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(l) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Back Load Contract With Surrender (Series QQ)

Total return(l) with surrender charge (as of 12/31/03)	Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division
1 year	—	9.24%	14.27%	24.48%	—	18.59%	10.89%
5 years	—	(14.26%)	(27.62%)	—	—	(13.51%)	—
Annualized	—	(3.03%)	(6.26%)	—	—	(2.86%)	—
10 Years(j)	—	—	—	—	—	146.02%	—
Annualized	—	—	—	—	—	9.42%	—
10 years**	—	—	—	—	—	147.35%	—
Annualized	—	—	—	—	—	9.48%	—
Since division inception in Account A	10.75%(e)	121.74%(b)	80.46%(b)	(6.03%)(d)	14.45%(e)	—	(3.66%)(d)
Annualized	—	8.59%	6.30%	(2.54%)	—	—	(1.53%)
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

Back Load Contract With Surrender (Series RR)

Total return(l) with surrender charge (as of 12/31/03)	Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division
1 year	—	11.24%	16.27%	26.48%	—	20.59%	12.89%
5 years	—	(14.26%)	(27.62%)	—	—	(13.51%)	—
Annualized	—	(3.03%)	(6.26%)	—	—	(2.86%)	—
10 years(h)	—	—	—	—	—	146.02%	—
Annualized	—	—	—	—	—	9.42%	—
10 Years(j)	—	—	—	—	—	147.35%	—
Annualized	—	—	—	—	—	9.48%	—
Since portfolio inception in Account A	12.75%(e)	121.74%(b)	80.46%(b)	(6.03%)(d)	16.45%(e)	—	(3.66%)(d)
Annualized	—	8.59%	6.30%	(2.54%)	—	—	(1.53%)
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 5/3/94.
(c) Inception date of 4/30/99.
(d) Inception date of 7/31/01.
(e) Inception date of 5/1/03.
(f) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(h) 10 year return for this division in Account A.
(j) 10 year return for this Portfolio of the Northwestern Mutual Series Fund, Inc. This Portfolio became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience of the Portfolio, adjusted for expenses of the product and premium charges.
(k) For the seven-day period ended December 31, 2003, the Money Market Portfolio's yield was 1.11% and was equivalent to a compound effective yield of 1.12%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(l) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Balanced Division	High Yield Bond Division	Select Bond Division	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
8.30%	19.20%	(4.03%)	(8.22%)	—	19.01%	35.51%	28.79%	(3.38%)	27.24%
5.10%	12.26%	28.42%	7.09%	—	—	—	—	—	—
1.00%	2.34%	5.13%	1.38%	—	—	—	—	—	—
110.16%	—	72.60%	33.22%	—	—	—	—	—	—
7.71%	—	5.61%	2.91%	—	—	—	—	—	—
111.60%	—	74.28%	33.88%	—	—	—	—	—	—
7.78%	—	5.71%	2.96%	—	—	—	—	—	—
—	78.02%(b)	—	—	31.32%(f)	(29.07%)(g)	14.49%(g)	(11.96%)(g)	22.44%(g)	65.37%(c)
—	6.15%	—	—	—	(7.09%)	2.94%	(2.69%)	4.43%	11.37%
—	—	—	—	125.78%(f)	28.68%(g)	47.71%(g)	5.42%(g)	42.65%(g)	
—	—	—	—	17.66%	3.67%	5.73%	0.76%	5.21%	
			1.11%						

Balanced Division	High Yield Bond Division	Select Bond Division	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
10.30%	21.20%	(2.03%)	(6.22%)	—	21.01%	37.51%	30.79%	(1.38%)	29.24%
5.10%	12.26%	28.42%	7.09%	—	—	—	—	—	—
1.00%	2.34%	5.13%	1.38%	—	—	—	—	—	—
110.16%	—	72.60%	33.22%	—	—	—	—	—	—
7.71%	—	5.61%	2.91%	—	—	—	—	—	—
111.60%	—	74.28%	33.88%	—	—	—	—	—	—
7.78%	—	5.71%	2.96%	—	—	—	—	—	—
—	78.02%(b)	—	—	33.32%(f)	(29.07%)(g)	14.49%(g)	(11.96%)(g)	22.44%(g)	65.37%(c)
—	6.15%	—	—	—	(7.09%)	2.94%	(2.69%)	4.43%	11.37%
—	—	—	—	125.78%(f)	28.68%(g)	47.71%(g)	5.42%(g)	42.65%(g)	—
—	—	—	—	17.66%	3.67%	5.73%	0.76%	5.21%	—
			1.11%						

Guaranteed Interest Fund (GIF)

Description:

Amounts you invest in the Guaranteed Interest Fund earn interest at rates we declare from time to time. We will guarantee the interest rate for each amount for at least one year. The interest rate will be at an annual effective rate of the minimum guaranteed rate for the state of issue, which is in the contract. At the expiration of the period for which we guarantee the interest rate, we will declare a new interest rate. We credit interest and compound it daily.

Each purchase payment or amount transferred to the GIF becomes part of Northwestern Mutual's general assets, which are all of the Company's assets except those held in separate accounts.

The GIF is ONLY available in the Front-Load design in NJ, OR, WA, and the GIF is NOT available in MA.

Net Assets:

$432 million

RR Series Historic Rates†

Beginning of Month	Front-End						Back-End			
	New Money Rate			Renewal Rate			New Money Rate		Renewal Rate	
	*Minimum Guaranteed			*Minimum Guaranteed			*Minimum Guaranteed		*Minimum Guaranteed	
	1.5%	2.25%	3.00%	1.5%	2.25%	3.00%	1.5%	3.0%	1.5%	3.0%
12/1/03	2.45%	2.45%	3.00%	2.70%	2.70%	3.00%	1.70%	3.00%	1.95%	3.00%
11/1/03	2.65%	2.65%	3.00%	2.90%	2.90%	3.00%	1.90%	3.00%	2.15%	3.00%
10/1/03	2.30%	2.30%	3.00%	2.55%	2.55%	3.00%	1.55%	3.00%	1.80%	3.00%
9/1/03	2.70%	2.70%	3.00%	—	—	3.00%	1.95%	3.00%	—	3.00%
8/1/03	—	—	3.00%	—	—	3.00%	—	3.00%	—	3.00%
7/1/03	—	—	3.00%	—	—	3.00%	—	3.00%	—	3.00%
6/1/03	—	—	3.00%	—	—	3.00%	—	3.00%	—	3.00%
5/1/03	—	—	3.00%	—	—	3.00%	—	3.00%	—	3.00%
4/1/03	—	—	3.00%	—	—	3.00%	—	3.00%	—	3.00%
3/1/03	—	—	3.00%	—	—	3.00%	—	3.00%	—	3.00%
2/1/03	—	—	3.00%	—	—	3.10%	—	3.00%	—	3.00%
1/1/03	—	—	3.00%	—	—	3.00%	—	3.00%	—	3.00%

† These rates do not reflect the $30 annual contract fee. The maximum transfer amount from the GIF to a variable fund can not be less than $1,000 or greater than $50.000. The limit does not apply in New York. Investments in the GIF are subject to a maximum limit of $100,000 without our prior consent. In states where the annual effective interest rate may not be less than 3% in all years, the maximum limit without our consent is $50,000. For contracts issued prior to September 2, 2003, or pending state approval, investments in the GIF are subject to a maximum limit of $1 million ($250,000 in New York) without prior consent. Contractual minimum rates vary by state.

* The "MINIMUM GUARANTEED" could range from 1.5% to at least 3.0% depending on your state. Please consult with your Financial Representative or call the Customer Service Line at 1-888-455-2232 to get the current GIF interest rate in your state.

Annual Report December 31, 2003

Northwestern Mutual®

Northwestern Mutual Series Fund, Inc.

A Series Fund Offering Eighteen Portfolios

- Small Cap Growth Stock Portfolio
- T. Rowe Price Small Cap Value Portfolio
- Aggressive Growth Stock Portfolio
- International Growth Portfolio
- Franklin Templeton International Equity Portfolio
- AllianceBernstein Mid Cap Value Portfolio
- Index 400 Stock Portfolio
- Janus Capital Appreciation Portfolio
- Growth Stock Portfolio
- Large Cap Core Stock Portfolio
- Capital Guardian Domestic Equity Portfolio
- T. Rowe Price Equity Income Portfolio
- Index 500 Stock Portfolio
- Asset Allocation Portfolio
- Balanced Portfolio
- High Yield Bond Portfolio
- Select Bond Portfolio
- Money Market Portfolio

Table of Contents

Small Cap Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$367 million

The Small Cap Growth Stock Portfolio owns the stocks of emerging growth companies. The range of market capitalization is generally between $200 million and $3 billion. The investment process involves detailed studies of individual companies. Factors evaluated include the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

In 2003, a very good year for small cap stocks, the Small Cap Portfolio had a return of 33.06%, compared with 38.77% for the S&P 600 Index and 47.27% for the Russell 2000 Index. Because the S&P 600 and Russell 2000 indexes are unmanaged indexes, their returns do not reflect the deduction of fees that exist with managed portfolios. The underperformance relative to the indexes resulted from a combination of industry weights and stock selection. Most significantly, it reflects the Portfolio's emphasis on financially sound, profitable small cap stocks with predictable future earnings streams, at a time when lower quality issues were performing best.

While the Portfolio's performance suffered from underweights in sectors that performed especially well, such as industrials, materials and health care, stock selection within those sectors was a more significant factor in performance. In the industrials sector, many of the Portfolio's largest holdings are service companies such as Strayer Education and The Corporate Executive Board, which were up, but not as much as stocks in the heavy industry category. Similarly, in the health care sector, the Portfolio's emphasis is on service providers such as Patterson Dental and Renal Care, but the real strength was in biotechnology.

The Portfolio was underweighted in the very strong Information Technology sector through most of the year, but was overweighted at year end, reflecting strong performance of some holdings such as Digital Insight, Cognizant Technology, UTStarcom and Brooks Automation, and the addition of new names including SupportSoft, Plexus, Electronics for Imaging, and Intrado.

Sector Allocation 12/31/03



Information Technology 28%
17% Industrials
Health Care 15%
4% Energy
3% Financials
Other Holdings 2%
4% Materials
Consumer 21%
6% Short-Term Investments

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

The Small Cap Growth Stock Portfolio's investment in Initial Public Offerings (IPO's) had a significant impact on its since inception performance. There can be no assurance that IPO's will continue to have a positive affect on the Portfolio's performance.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Minerals Technologies, Inc.	2.1%
Amphenol Corp. - Class A	2.1%
Investors Financial Services Corp.	2.1%
The Corporate Executive Board Co.	2.0%
iShares Russell 2000 Index	1.9%
Brooks Automation, Inc.	1.9%
Education Management Corp.	1.8%
Getty Images, Inc.	1.8%
Orient-Express Hotel, Ltd. - Class A	1.7%
DaVita, Inc.	1.7%

Relative Performance



$25,000
20,000
15,000
10,000
5,000
0
4/99
12/99
12/00
12/01
12/02
12/03
Small Cap Growth Stock Portfolio
S&P 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Small Cap Growth Stock Portfolio	33.06%	16.91%
S&P 600 Index	38.77%	11.09%
Russell 2000 Index	47.27%	7.05%

*inception date of 4/30/99

Since the Portfolio invests primarily in small capitalization issues, the indices that best reflect the Portfolio's performance are the Standard & Poor's (S&P) SmallCap 600 Index and Russell 2000 Index. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S.-based companies compiled by Standard & Poor's Corporation. As of December 31, 2003, the 600 companies in the composite had median market capitalization of $624.8 million and total market value of $439.8 billion. The SmallCap 600 represents approximately 2.7% of the market value of Compustat's database of over 11,477 equities.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $3.7 billion; the median market capitalization was approximately $622 million. Market capitalization of companies in the Index ranged from $286 billion to $117 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $444 million; the median market capitalization was approximately $352 million. The index had a total market capitalization range of approximately $1.2 billion to $117 million.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (93.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (19.5%)		
Aaron Rents, Inc.	271,895	5,473
*Alliance Gaming Corp.	122,100	3,010
*AnnTaylor Stores Corp.	160,100	6,244
*Coach, Inc.	90,100	3,401
*Cumulus Media, Inc. — Class A	150,100	3,302
*Digital Theater Systems, Inc.	72,500	1,790
Fred's, Inc.	112,725	3,492
*Getty Images, Inc.	129,050	6,470
*The Gymboree Corp.	157,800	2,719
*O'Reilly Automotive, Inc.	129,800	4,979
*Orient-Express Hotel, Ltd. — Class A	388,350	6,381
Polaris Industries, Inc.	37,900	3,357
*Scholastic Corp.	63,500	2,162
*Sharper Image Corp.	88,700	2,896
*The Sports Authority, Inc.	129,700	4,980
Station Casinos, Inc.	129,050	3,953
Thor Industries, Inc.	74,300	4,177
*WMS Industries, Inc.	98,600	2,583
Total		**71,369**
Consumer Staples (1.7%)		
*Peet's Coffee & Tea, Inc.	163,600	2,848
*United Natural Foods, Inc.	91,300	3,279
Total		**6,127**
Energy (3.5%)		
*Grant Prideco, Inc.	349,800	4,554
*National-Oilwell, Inc.	154,850	3,462
*Patterson-UTI Energy, Inc.	144,300	4,751
Total		**12,767**
Financials (3.0%)		
Investors Financial Services Corp.	197,650	7,591
National Financial Partners Corp.	121,400	3,345
Total		**10,936**
Health Care (14.5%)		
*AmSurg Corp.	118,500	4,490
*Bio-Rad Laboratories, Inc. Class A	31,600	1,822
*Bradley Pharmaceuticals, Inc.	74,600	1,897
*Cerner Corp.	87,700	3,319
*DaVita, Inc.	163,500	6,377
*Patterson Dental Co.	53,500	3,433
*Pediatrix Medical Group, Inc.	88,000	4,848
*Province Healthcare Co.	241,925	3,871
*Psychiatric Solutions, Inc.	94,200	1,969
*Renal Care Group, Inc.	45,900	1,891
*ResMed Inc.	118,000	4,902
*Respironics, Inc.	96,150	4,335
Select Medical Corp.	243,600	3,966
*Ventana Medical Systems, Inc.	110,200	4,342
*Wright Medical Group, Inc.	60,100	1,829
Total		**53,291**

Common Stock (93.7%)	Shares/ $ Par	Value $ (000's)
Industrials (17.4%)		
C.H. Robinson Worldwide, Inc.	110,850	4,202
*The Corporate Executive Board Co.	159,500	7,445
*Corrections Corp. of America	90,650	2,613
*Education Management Corp.	213,700	6,633
*EGL, Inc.	144,100	2,530
*Knight Transportation, Inc.	240,252	6,162
*Kroll, Inc.	119,800	3,115
*Marlin Business Services Inc.	158,400	2,756
MSC Industrial Direct Co., Inc. — Class A	179,500	4,936
*Pacer International, Inc.	247,850	5,012
*Portfolio Recovery Associates, Inc.	74,905	1,989
*Resources Connection, Inc.	177,600	4,850
*School Specialty, Inc.	52,800	1,796
Strayer Education, Inc.	42,500	4,625
*Tetra Tech, Inc.	121,475	3,020
*Universal Technical Institute, Inc.	67,700	2,031
Total		**63,715**
Information Technology (28.1%)		
*Amphenol Corp. — Class A	119,850	7,663
Autodesk, Inc.	181,950	4,472
*Brooks Automation, Inc.	285,908	6,911
*CACI International, Inc. — Class A	71,550	3,479
*Cognizant Technology Solutions Corp.	138,800	6,335
*Cree, Inc.	203,300	3,596
*Digital Insight Corp.	192,700	4,798
*Electronics for Imaging, Inc.	149,500	3,890
*EMC Corp.	115,743	1,495
*Entegris, Inc.	310,300	3,987
*EPIQ Systems, Inc.	107,250	1,837
*eSPEED, Inc.	120,200	2,814
*Euronet Worldwide, Inc.	135,700	2,443
*Fargo Electronics, Inc.	145,400	1,849
*Hyperion Solutions Corp.	45,650	1,376
*Inforte Corp.	244,900	2,030
*Intrado, Inc.	181,500	3,984
*MKS Instruments, Inc.	202,150	5,862
*Neoware Systems, Inc.	144,500	1,980
*Netgear, Inc.	121,000	1,935
*NetScreen Technologies, Inc.	58,200	1,440
*O2Micro International, Ltd.	281,550	6,338
*Plexus Corp.	94,300	1,619
*SigmaTel, Inc.	61,978	1,530
*SupportSoft, Inc.	139,800	1,838
*Tollgrade Communications, Inc.	288,250	5,053
*UTStarcom, Inc.	88,000	3,262
*Varian, Inc.	130,550	5,448
*Verint Systems, Inc.	107,500	2,425
*Westell Technologies, Inc. — Class A	274,500	1,732
Total		**103,421**

Common Stock (93.7%)	Shares/ $ Par	Value $ (000's)
Materials (4.1%)		
Airgas, Inc.	211,050	4,533
Minerals Technologies, Inc.	131,200	7,774
*Silgan Holdings, Inc.	62,400	2,658
Total		**14,965**
Other Holdings (1.9%)		
*iShares Russell 2000 Index Fund	62,500	6,925
Total		**6,925**
Total Common Stock (Cost: $289,842)		**343,516**

Money Market Investment (6.3%)	Shares/ $ Par	Value $ (000's)
Banks (1.0%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	3,600,000	3,600
Total		**3,600**
Federal Government and Agencies (1.2%)		
(b)Federal National Mortgage Association, 1.075%, 2/4/04	4,500,000	4,495
Total		**4,495**
Personal Credit Institutions (2.7%)		
(b)Preferred Receivable Funding, 1.08%, 1/28/04	5,000,000	4,996
(b)Toyota Motor Credit Corp, 1.02%, 2/6/04	5,000,000	4,995
Total		**9,991**
Short Term Business Credit (1.4%)		
Transamerica Financial, 1.05%, 1/16/04	5,000,000	4,998
Total		**4,998**
Total Money Market Investment (Cost: $23,084)		**23,084**
Total Investments (100.0%) (Cost $312,926)(a)		**366,600**
Other Assets, Less Liabilities (0.0%)		**12**
Total Net Assets (100.0%)		**366,612**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $314,932 and the net unrealized appreciation of investments based on that cost was $51,668 which is comprised of $59,511 aggregate gross unrealized appreciations and $7,843 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
Russell 2000 Index Futures (Total Notional Value at 12/31/03 $8,715)	31	03/04	$(79)

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Small Cap Value Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital	Invest in small companies whose common stocks are believed to be undervalued.	$122 million

The T. Rowe Price Small Cap Value Portfolio generally invests in companies with market capitalization of $1 billion or less whose current stock prices do not appear to reflect their underlying value. For this Portfolio, value is defined broadly, with consideration given to stock price relative to long-term growth prospects and business franchises, in addition to typical value measures such as assets, current earnings and cash flow. The Portfolio has typically held stocks with average market capitalization somewhat smaller than the Russell 2000 Index, as consideration of smaller companies often makes it possible to invest in higher quality companies without paying a premium. The average price/earnings ratio of stocks in the Portfolio is generally close to that of the Index, but quality measures such as return on equity and financial strength are higher. The major emphasis is on selection of individual stocks, with secondary consideration given to industry weightings in order to keep the Portfolio broadly diversified among economic sectors.

In 2003, a year in which small cap stocks were the best performing category of equities, the T. Rowe Price Small Cap Value Portfolio had a return of 35.15%, compared with 38.77% for the S&P 600 Index and 47.27% for the Russell 2000 Index. Returns of the two indexes do not reflect the deduction of fees that exist with a managed portfolio. The Portfolio's return was below that of the benchmarks largely because of an underweighted position in the riskier sectors of the small cap universe. The Portfolio owns less than the benchmark in technology and health care, as well as higher beta, unprofitable companies that recovered the most significantly this year.

The Portfolio's purchases and sales were greatly influenced by the market's volatile swings. We opportunistically added to companies in areas where we saw relative value and those that are leveraged to an economic recovery. The two largest purchases over the past 12 months were Kirby Corporation and FTI Consulting. Kirby conducts operations in marine transportation and diesel engine services and is one of the largest barge operators in the U.S. The company is an attractive investment since it is a direct beneficiary of an industrial recovery, and is relatively cheap on a fundamental basis. FTI is a consulting services firm specializing in advice for distressed companies, creditors, and the stakeholders of companies involved in bankruptcy or restructuring initiatives. Thanks to a recent acquisition, revenue and net income increased substantially in 2003.

Sector Allocation 12/31/03



Industrials 17%
9% Materials
7% Energy
Consumer 21%
10% Information Technology
5% Health Care
4% Utilities
1% Other Holdings
Financials 22%
4% Short-Term Investments

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Ruby Tuesday, Inc.	2.0%
Landstar Systems, Inc.	1.8%
Texas Regional Bancshares, Inc. - Class A	1.6%
Silicon Valley Bancshares	1.3%
Matthews International Corp. - Class A	1.3%
ProAssurance Corp.	1.3%
East West Bancorp, Inc.	1.3%
Fred's, Inc.	1.2%
Brown & Brown, Inc.	1.2%
Triad Guaranty, Inc.	1.2%

Relative Performance



$14,000
13,000
12,000
11,000
10,000
9,000
8,000
7/01
12/01
12/02
12/03
T. Rowe Price Small Cap Value Portfolio
S&P 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
T. Rowe Price Small Cap Value Portfolio	35.15%	11.40%
S&P 600 Index	38.77%	8.14%
Russell 2000 Index	47.27%	7.39%

*inception date of 7/31/01

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was $3.7 billion; the median market capitalization was $622 million. Market capitalization of companies in the Index ranged from $286 billion to $117 million. The index cannot be invested in directly and does not include sales charges.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $444 million; the median market capitalization was approximately $352 million. The index had a total market capitalization range of approximately $1.2 billion to $117 million.

The Standard & Poor's SmallCap 600 Index is an unmanaged index of 600 select common stocks of smaller U.S.-based companies compiled by Standard & Poor's Corporation. As of December 31, 2003, the 600 companies in the composite had median market capitalization of $624.8 million and total market value of $439.8 billion. The SmallCap 600 represents approximately 2.7% of the market value of Compustat's database of over 11,477 equities. The benchmark for this Portfolio was changed from the Russell 2000 to the S&P 600 Index in May 2003 to better align the Portfolio's benchmark with the small-cap value stocks in which it invests.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2003

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (18.0%)		
Aaron Rents, Inc.	64,100	1,290
Aaron Rents, Inc. — Class A	3,150	58
Brunswick Corp.	5,700	181
*Cablevision Systems Corp.	15,100	353
*Cox Radio Inc. — Class A	5,000	126
CSS Industries, Inc.	28,300	878
*Culp, Inc.	28,100	306
Dillard's, Inc. — Class A	13,100	216
Dow Jones & Co., Inc.	5,900	294
Eastman Kodak Co.	4,100	105
Fred's, Inc.	46,950	1,455
The Gap, Inc.	5,200	121
Hancock Fabrics, Inc.	36,600	530
Hasbro, Inc.	4,800	102
Haverty Furniture Companies, Inc.	65,100	1,293
*Journal Register Co.	32,600	675
*Kmart Holding Corp.	2,900	69
*Lamar Advertising Co. — Class A	6,800	254
Matthews International Corp. — Class A	53,200	1,574
Meredith Corp.	3,800	185
The New York Times Co. — Class A	4,100	196
Newell Rubbermaid, Inc.	14,500	330
Pearson PLC-Sponsored ADR	18,700	210
*RARE Hospitality International, Inc.	53,550	1,309
Reuters Group PLC-Spons ADR	11,600	294
Ruby Tuesday, Inc.	83,500	2,379
*Saga Communications, Inc. — Class A	56,800	1,053
*Scholastic Corp.	10,700	364
*SCP Pool Corp.	34,050	1,113
*Sinclair Broadcast Group, Inc. — Class A	16,500	246
Skyline Corp.	22,700	792
Stanley Furniture Co., Inc.	19,500	614
*Stein Mart, Inc.	92,320	761
*Tbc Corp.	51,600	1,332
*Unifi, Inc.	101,700	656
The Washington Post Co. — Class B	279	221
Total		**21,935**
Consumer Staples (2.8%)		
*American Italian Pasta Co. — Class A	14,100	591
Archer-Daniels-Midland Co.	18,100	275
Campbell Soup Co.	8,300	222
Casey's General Stores, Inc.	56,500	998
ConAgra Foods, Inc.	8,700	230
*Costco Wholesale Corp.	6,400	238
H.J. Heinz Co.	7,100	259
*Wild Oats Markets, Inc.	32,100	415
Winn-Dixie Stores, Inc.	15,900	158
Total		**3,386**

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Energy (7.0%)		
Amerada Hess Corp.	6,600	351
*Atwood Oceanics, Inc.	15,200	485
Baker Hughes, Inc.	10,100	325
BG Group PLC-Sponsored ADR	4,800	125
Carbo Ceramics, Inc.	16,500	846
Diamond Offshore Drilling, Inc.	26,300	539
*Forest Oil Corp.	38,350	1,096
*Grant Prideco, Inc.	25,200	328
*Hanover Compressor Co.	11,500	128
Kerr-McGee Corp.	5,300	246
*Lone Star Technologies, Inc.	20,500	328
*Magnum Hunter Resources, Inc.	79,300	754
Marathon Oil Corp.	7,800	258
*NRG Energy, Inc.-W/I	7,100	155
Penn Virginia Corp.	19,750	1,100
*Tetra Technologies, Inc.	43,750	1,061
*W-H Energy Services, Inc.	27,900	452
Total		**8,577**
Financials (21.9%)		
Allied Capital Corp.	48,800	1,361
American Capital Strategies, Ltd.	18,200	541
Apartment Investment and Management Co — Class A	5,600	193
Bedford Property Investors, Inc.	30,000	859
Brown & Brown, Inc.	43,900	1,432
Charter One Financial, Inc.	4,800	166
Cincinnati Financial Corp.	3,600	151
Citizens Banking Corp.	4,900	160
Commerce Bancshares, Inc.	4,830	237
Community First Bankshares, Inc.	47,000	1,360
*Conseco Inc.	10,300	225
East West Bancorp, Inc.	28,700	1,540
First Financial Fund, Inc.	48,500	857
First Republic Bank	38,900	1,393
Glenborough Realty Trust, Inc.	22,900	457
The Hartford Financial Services Group, Inc.	2,500	148
Huntington Bancshares, Inc.	11,500	259
Innkeepers USA Trust	58,300	488
Janus Capital Group, Inc.	12,000	197
Kilroy Realty Corp.	36,900	1,208
LaBranche & Co., Inc.	18,000	210
Lasalle Hotel Properties	36,100	670
Loews Corp.	7,100	351
*Markel Corp.	4,000	1,014
National Commerce Financial Corp.	4,800	131
Northern Trust Corp.	5,800	269
*Ohio Casualty Corp.	12,100	210
*ProAssurance Corp.	48,600	1,561
Protective Life Corp.	5,900	200
Reckson Associates Realty Corp.	2,200	53

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Financials continued		
SAFECO Corp.	8,700	339
(b)Scottish Annuity & Life Holdings, Ltd.	30,600	636
*Silicon Valley Bancshares	44,600	1,608
The St. Paul Companies, Inc.	7,000	278
Sun Communities, Inc.	28,000	1,084
Synovus Financial Corp.	8,300	240
TCF Financial Corp.	1,300	67
Texas Regional Bancshares, Inc. — Class A	51,900	1,919
Travelers Property Casualty Corp. — Class A	12,300	206
*Triad Guaranty, Inc.	28,000	1,410
UnumProvident Corp.	10,000	158
Washington Real Estate Trust	24,300	710
Total		**26,556**
Health Care (5.0%)		
Aetna, Inc.	1,700	115
AmerisourceBergen Corp.	4,000	225
Analogic Corp.	9,300	381
*Andrx Corp.	4,200	101
Arrow International, Inc.	16,130	403
*Biogen IDEC, Inc.	2,400	88
*Bone Care International, Inc.	43,200	550
*Diversa Corp.	64,900	600
*Exelixis, Inc.	56,800	402
*First Health Group Corp.	2,700	53
Guidant Corp.	3,000	181
*King Pharmaceuticals, Inc.	14,400	220
*Laboratory Corp. of America Holdings	3,000	111
*Lexicon Genetics, Inc.	82,800	488
*Lincare Holdings, Inc.	6,800	204
*MedImmune, Inc.	10,700	272
*Neighborcare, Inc.	4,500	89
Owens & Minor, Inc.	56,600	1,239
*Protein Design Labs, Inc.	4,500	81
*Tenet Healthcare Corp.	11,400	183
*Vertex Pharmaceuticals, Inc.	8,900	91
Total		**6,077**
Industrials (17.2%)		
Ameron International Corp.	16,200	562
C&D Technologies, Inc.	36,400	698
*Casella Waste Systems, Inc. — Class A	69,000	945
CNF, Inc.	8,200	278
*Dollar Thrifty Automotive Group, Inc.	22,300	578
EDO Corp.	24,300	599
Electro Rent Corp.	61,000	814
Equifax, Inc.	5,000	123
Franklin Electric Co., Inc.	21,300	1,288
*FTI Consulting, Inc.	37,700	881
G & K Services, Inc. — Class A	25,300	930
Herman Miller, Inc.	9,700	235
*Hewitt Associates, Inc.	3,800	114
IDEX Corp.	23,000	957
*Insituform Technologies, Inc. — Class A	52,700	870
JLG Industries, Inc.	26,700	407
Joy Global, Inc.	2,000	52

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
*Kirby Corp.	27,900	973
*Landstar System, Inc.	58,300	2,217
*Littelfuse, Inc.	33,400	963
Manpower, Inc.	3,400	160
McGrath Rentcorp	24,600	670
Nordson Corp.	33,000	1,139
Raytheon Co.	9,200	276
*Right Management Consultants, Inc.	24,100	450
Rockwell Collins, Inc.	7,300	219
Ryder System, Inc.	1,400	48
The ServiceMaster Co.	21,700	253
Thomas Industries, Inc.	33,100	1,147
UTI Worldwide, Inc.	23,440	889
Viad Corp.	7,500	188
*Waste Connections, Inc.	13,700	517
Woodward Governor Co.	9,400	534
Total		**20,974**
Information Technology (9.8%)		
*Agilent Technologies, Inc.	6,200	181
*ATMI, Inc.	26,100	604
AVX Corp.	16,900	281
*Bearingpoint, Inc.	19,100	193
*The BISYS Group, Inc.	17,900	266
*BMC Software, Inc.	19,300	360
*Cable Design Technologies Corp.	94,500	850
*Cadence Design Systems, Inc.	11,900	214
CDW Corp.	2,100	121
*Ceridian Corp.	9,700	203
*Exar Corp.	46,100	787
Harris Corp.	2,000	76
Landauer, Inc.	14,500	591
Methode Electronics, Inc. — Class A	24,900	305
Molex, Inc. — Class A	14,400	423
*MPS Group, Inc.	104,900	981
*Mykrolis Corp.	61,300	986
*Netegrity, Inc.	47,000	485
*Network Associates, Inc.	15,100	227
*Packeteer, Inc.	62,600	1,063
*Progress Software Corp.	44,400	908
*SPSS, Inc.	40,225	719
*Systems & Computer Tech. Corp.	10,600	173
*Tellabs, Inc.	19,800	167
*Websense, Inc.	28,900	845
Total		**12,009**
Materials (8.7%)		
Airgas, Inc.	44,800	963
Aptargroup, Inc.	28,250	1,103
Arch Chemicals, Inc.	32,900	844
Bowater, Inc.	2,400	111
Carpenter Technology Corp.	25,400	751
Deltic Timber Corp.	24,800	754
Florida Rock Industries, Inc.	16,150	887
Gibraltar Steel Corp.	34,051	856
Great Lakes Chemical Corp.	11,700	318

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Materials continued		
Harmony Gold Mining Co.-Sponsored ADR	7,500	122
IMC Global, Inc.	14,300	142
Macdermid, Inc.	17,700	606
MeadWestvaco Corp.	6,600	196
*Meridian Gold, Inc.	17,600	257
Myers Industries, Inc.	32,925	399
Noranda, Inc.	9,800	155
Nucor Corp.	4,700	263
Potash Corp. of Saskatchewan, Inc.	2,850	246
Potlatch Corp.	8,700	302
*Symyx Technologies, Inc.	24,300	499
Wausau-Mosinee Paper Corp.	64,800	876
Total		**10,650**
Telecommunication Services (0.9%)		
AT&T Corp.	10,100	205
*Commonwelth Telephone Enterprises, Inc.	2,500	94
*Crown Castle International Corp.	13,000	143
*Qwest Communications International, Inc.	54,600	236
*Sprint Corp. (PCS Group)	24,900	140
Telephone And Data Systems, Inc.	4,800	301
Total		**1,119**
Utilities (4.4%)		
Black Hills Corp.	24,200	721
Cleco Corp.	32,900	592
*CMS Energy Corp.	13,900	118
Duke Energy Corp.	15,700	321
Edison International	3,500	77
*El Paso Electric Co.	52,600	702
FirstEnergy Corp.	11,100	391
NiSource, Inc.	11,600	255
Otter Tail Corp.	18,300	489
Pinnacle West Capital Corp.	6,700	268
TECO Energy, Inc.	10,300	148
TXU Corp.	11,700	278
Unisource Energy Corp.	8,600	212
Vectren Corp.	24,600	606
Xcel Energy, Inc.	8,100	138
Total		**5,316**
Total Common Stock (Cost: $96,254)		**116,599**

Investment Grade Bonds (0.0%)	Shares/ $ Par	Value $ (000's)
Radiotelephone Communications (0.0%)		
US Cellular Corp., 0.00%, 6/15/15	45,000	22
Total		**22**
Utilities (0.0%)		
Xcel Energy Inc., 7.50%, 11/21/07 144A	2,000	3
Total		**3**
Total Investment Grade Bonds (Cost: $26)		**25**
Money Market Investment (4.2%)		
Other Holdings (4.2%)		
Reserve Investment Fund	5,147,099	5,147
Total Money Market Investment (Cost: $5,147)		**5,147**
Total Investments (99.9%) (Cost $101,427)(a)		**121,771**
Other Assets, Less Liabilities (0.1%)		**173**
Total Net Assets (100.0%)		**121,944**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $101,377 and the net unrealized appreciation of investments based on that cost was $20,394 which is comprised of $21,589 aggregate gross unrealized appreciations and $1,195 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures or when issued securities.

The Accompanying Notes are an Integral Part of the Financial Statements

Aggressive Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$1.2 billion

The Aggressive Growth Stock Portfolio owns the stocks of emerging growth companies, generally with market capitalizations of less than $10 billion. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns. The Portfolio's focus in stock selection is on the individual companies' ability to generate revenue, expand profit margins and maintain solid balance sheets; industry sector selection is of secondary importance.

In 2003, the Aggressive Growth Stock Portfolio had a return of 24.69%, compared with 35.59% for its benchmark, the S&P MidCap 400 Index. The underperformance relative to the Index resulted mainly from selection of individual names, rather than industry mix. The Portfolio's performance was hurt by its emphasis on stocks of solid, financially sound companies at a time when lower quality issues were leading the market.

The Technology sector was the strongest by far in the S&P MidCap 400 Index, up 54% for the year. The Portfolio was overweighted in technology, and many holdings such as Fiserv, Intuit, Paychex, CDW and Diebold performed well, but not as well as some more aggressive stocks. The situation was similar in Health Care: the Index was up 46%, while our holdings including Patterson Dental, Health Management Associates and Biomet were strong, but less than the industry group.

Sector Allocation 12/31/03


Information Technology 35%
Industrials 23%
2% Materials
6% Energy
9% Financials
8% Health Care
2% Short-Term Investments
15% Consumer

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Net Assets
Zebra Technologies Corp. - Class A	2.8%
Fastenal Co.	2.5%
Microchip Technology, Inc.	2.3%
The Corporate Executive Board Co.	2.1%
Investors Financial Services Corp.	2.1%
Novellus Systems, Inc.	2.0%
Praxair, Inc.	2.0%
Waters Corp.	2.0%
Jabil Circuit, Inc.	2.0%
Graco, Inc.	2.0%

Relative Performance


$50,000
40,000
30,000
20,000
10,000
0
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Aggressive Growth Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Aggressive Growth Stock Portfolio	24.69%	3.76%	9.79%
S&P MidCap 400 Index	35.59%	9.20%	13.91%

Since the Portfolio invests primarily in medium-capitalization (Mid Cap) issues, the index that best reflects the Portfolio's performance is the S&P MidCap 400 Index. This is a capitalization-weighted index that measures the performance of the midrange sector of the U.S. stock market. The index cannot be invested in directly and does not include sales charges.

As of December 31, 2003, the 400 companies in the composite had median market capitalization of $2.1 billion and a total market value of $968 billion. The MidCap 400 represents approximately 5.8% of the market value of Compustat's database of about 11,477 equities.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (97.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (14.1%)		
*Entercom Communications Corp. — Class A	272,900	14,453
Fairmont Hotels & Resorts, Inc.	635,720	17,253
Family Dollar Stores, Inc.	165,040	5,922
Gentex Corp.	189,030	8,348
*Getty Images, Inc.	294,870	14,782
Jones Apparel Group, Inc.	193,300	6,810
*Kohl's Corp.	98,000	4,404
*Lamar Advertising Co. — Class A	368,125	13,738
*MGM Mirage	253,360	9,529
Michaels Stores, Inc.	275,800	12,190
*O'Reilly Automotive, Inc.	565,130	21,678
*Orbitz, Inc.	219,400	5,090
*PETCO Animal Supplies, Inc.	691,340	21,051
*Tempur-Pedic International, Inc.	236,558	3,667
*Univision Communications, Inc. — Class A	204,427	8,114
Total		**167,029**
Consumer Staples (0.6%)		
Whole Foods Market, Inc.	105,400	7,076
Total		**7,076**
Energy (5.9%)		
*BJ Services Co.	276,400	9,923
*Cooper Cameron Corp.	197,900	9,222
ENSCO International, Inc.	469,300	12,751
*Nabors Industries, Ltd.	434,300	18,023
*Tom Brown, Inc.	349,400	11,268
*Weatherford International, Ltd.	232,025	8,353
Total		**69,540**
Financials (8.9%)		
CIT Group Inc.	374,500	13,463
Doral Financial Corp.	206,250	6,658
Investors Financial Services Corp.	643,580	24,720
Legg Mason, Inc.	214,580	16,561
Old Republic International Corp.	593,400	15,049
Radian Group, Inc.	122,620	5,978
SouthTrust Corp.	692,700	22,672
Total		**105,101**
Health Care (8.2%)		
*AdvancePCS	197,930	10,423
*Biogen Idec, Inc.	272,300	10,015
Biomet, Inc.	408,610	14,878
*Charles River Laboratories International, Inc.	276,700	9,499
Health Management Associates, Inc. — Class A	557,810	13,387
Medicis Pharmaceutical Corp.	208,500	14,866
*MedImmune, Inc.	148,670	3,776

Common Stock (97.6%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*Patterson Dental Co.	181,598	11,651
*St. Jude Medical, Inc.	149,300	9,160
Total		**97,655**
Industrials (22.8%)		
*Apollo Group, Inc. — Class A	283,580	19,283
ARAMARK Corp. — Class B	453,800	12,443
*Career Education Corp.	229,700	9,204
Cintas Corp.	259,950	13,031
*The Corporate Executive Board Co.	538,120	25,114
Deere & Co.	197,140	12,824
Expeditors International of Washington, Inc.	344,230	12,964
Fastenal Co.	599,490	29,939
Graco, Inc.	577,400	23,154
*Hewitt Associates, Inc.	348,210	10,411
*L-3 Communications Holdings, Inc.	355,250	18,246
Manpower, Inc.	261,840	12,327
*Ryanair Holdings Plc	345,140	17,478
*Stericycle, Inc.	459,780	21,472
*Swift Transportation Co., Inc.	1,075,270	22,602
*Tetra Tech, Inc.	434,197	10,794
Total		**271,286**
Information Technology (35.1%)		
Adobe Systems, Inc.	279,930	11,001
*Amdocs, Ltd.	672,250	15,112
CDW Corp.	372,440	21,512
*Cognos, Inc.	583,000	17,851
Diebold, Inc.	239,130	12,882
*Electronic Arts, Inc.	62,220	2,973
*Fiserv, Inc.	158,195	6,250
Infosys Technologies Ltd., ADR	61,185	5,855
*Ingram Micro, Inc.	363,600	5,781
*Integrated Circuit Systems, Inc.	742,080	21,142
Intersil Corp. — Class A	862,070	21,422
*Intuit, Inc.	276,941	14,653
*Jabil Circuit, Inc.	824,400	23,331
*KLA-Tencor Corp.	273,580	16,051
*Mettler-Toledo International, Inc.	107,700	4,546
Microchip Technology, Inc.	799,995	26,688
*NetScreen Technologies, Inc.	331,100	8,195
*Novellus Systems, Inc.	567,820	23,877
*NVIDIA Corp.	262,300	6,098
Paychex, Inc.	508,540	18,918
*QLogic Corp.	295,670	15,257
*Semtech Corp.	601,990	13,683
*Synopsys, Inc.	254,600	8,595
*UTStarcom, Inc.	304,000	11,269
*VeriSign, Inc.	511,920	8,344
*VERITAS Software Corp.	554,670	20,612

Common Stock (97.6%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Waters Corp.	708,370	23,490
*Zebra Technologies Corp. — Class A	497,435	33,016
Total		**418,404**
Materials (2.0%)		
Praxair, Inc.	617,140	23,575
Total		**23,575**
Total Common Stock (Cost: $961,562)		**1,159,666**

Money Market Investment (2.3%)	Shares/ $ Par	Value $ (000's)
Autos (1.7%)		
Toyota Motor Credit Corp., 1.02%, 2/12/04	20,000,000	19,976
Total		**19,976**
Banks (0.1%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	1,200,000	1,200
Total		**1,200**
Federal Government and Agencies (0.5%)		
Federal National Mortgage Association, 1.07%, 2/4/04	6,000,000	5,994
Total		**5,994**
Total Money Market Investment (Cost: $27,170)		**27,170**
Total Investments (99.9%) (Cost $988,732)(a)		**1,186,836**
Other Assets, Less Liabilities (0.1%)		**706**
Total Net Assets (100.0%)		**1,187,542**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $1,001,067 and the net unrealized appreciation of investments based on that cost was $185,769 which is comprised of $195,522 aggregate gross unrealized appreciations and $9,753 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

International Growth Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation	Invest in stocks of companies outside the U.S. that are expected to experience above-average growth.	$67 million

The International Growth Stock Portfolio invests in common stocks of companies that are headquartered or trade primarily on exchanges outside the United States and that are expected to grow more rapidly than market averages. Holdings are selected for their individual characteristics and growth prospects, with only minor consideration given to size, geography, and industry group. Stocks are selected through fundamental analysis of their financial soundness and potential for growth, with emphasis on distinctiveness of products or services and strong market positions. Stocks under consideration are carefully analyzed to make sure the promise of growth is not already reflected in the stock price, with technical analysis used as a further check on the relationship between price, value and market trends.

In 2003 the International Growth Portfolio produced a return of 38.99% compared with a return of 39.17% for the EAFE Index. Because the EAFE Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio. In a year of strengthening economies and rising stock markets throughout most of the world, the Portfolio benefited from participation in some of the strongest markets, such as Spain, Germany and Sweden, and from exposure to cyclical industry groups. High returns in local currencies were even higher when translated into U.S. dollars, which weakened significantly during the year versus most currencies, particularly the euro.

Most of the Portfolio's largest holdings performed quite well. Anglo Irish Bank, which is growing earnings rapidly and has a very high return on equity, is benefiting from a strong economy, but still sells at a relatively low multiple. Puma AG and Esprit are benefiting from their stylish positioning despite weak European consumer markets. Man Group, the world's largest provider of hedge funds, continued its remarkable success. A recovery in telecommunications drove stocks higher in that sector, where the largest holding is Mobistar, the leading Belgian mobile phone company. KDDI, a Japanese cell phone company, was also quite strong in response to continued market share gains and upward revisions in estimated earnings.

The Portfolio benefited from an overweighted position relative to the Index in the Hong Kong market, which provides exposure to an expanding economy in China, and also from excellent stock selection. Major Hong Kong holdings include ASM Pacific Technology, a semiconductor equipment company; Li & Fung, a provider of business services; and Denway Motors, which benefits from increasing ownership of automobiles in China.

Partially offsetting these favorable decisions, holdings in Japan, Germany and the U.K. underperformed those markets, where the greatest strength, as in the U.S., was in lower quality and cyclical names. Additionally, the Portfolio was late in moving into Japan as that market strengthened.

Sector Allocation 12/31/03



Consumer Discretionary 17%
Consumer Staples 5%
Financials 16%
Consumer Non-Cyclical 3%
Consumer Cyclical 2%
Short-Term Investments & Other Net Assets 6%
Basic Materials 4%
19% Industrials
16% Technology/ Telecommunications
4% Energy
1% Utilities
7% Health Care

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Anglo Irish Bank Corp.	1.6%
Puma AG Rudolf Dassler Sport	1.2%
Swedish Match AB	1.2%
Mobistar SA	1.1%
SGS Societe Generale de Surveilance Holding SA	1.1%
Grupo Ferrovial	1.0%
BNP Paribas SA	1.0%
KDDI Corp.	0.9%
Vinci SA	0.9%
Taro Pharmaceuticals Industries, Ltd., ADR	0.9%

Relative Performance



$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
International Growth Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
International Growth Portfolio	38.99%	4.17%
EAFE Index	39.17%	4.03%

*inception date of 7/31/01

As depicted in the graph, the International Growth Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Basic Materials (4.3%)			
Alcan, Inc.	Canada	7,865	369
Arcelor SA	Luxembourg	27,730	483
BASF AG	Germany	6,835	386
CRH PLC	Ireland	17,895	367
*Ivanhoe Mines, Ltd.	Canada	31,925	254
Rio Tinto, Ltd.	Australia	12,720	357
*SGL Carbon AG	Germany	18,030	302
Umicore	Belgium	4,882	343
Total			**2,861**
Consumer Cyclical (2.0%)			
Mediaset SPA	Italy	37,470	445
*Modern Times Group AB — B Shares	Sweden	22,100	465
Techtronics Industries Co.	Hong Kong	142,500	395
Total			**1,305**
Consumer Discretionary (16.8%)			
*Alliance Atlantis Comm — B Shares	Canada	9,940	152
*Autogrill SPA	Italy	20,970	300
Autoliv	Sweden	10,705	406
Bayer Motoren Werk AG Ord	Germany	9,325	435
Belluna Co., Ltd.	Japan	15,070	551
Belluna Warrants	Japan	1,452	8
Berkeley Group	United Kingdom	29,283	461
Beru AG Ludwigsburg	Germany	6,300	408
*British Sky Broadcasting Group PLC	United Kingdom	37,775	475
Carnival Corp.	Panama	9,875	392
Denway Motors, Ltd.	Hong Kong	514,000	543
Esprit Holdings, Ltd.	Hong Kong	141,500	470
Greek Organization of Football Prognostics	Greece	28,935	419
Honda Motor Co., Ltd.	Japan	11,400	506
Hyundai Motor Co., Ltd.	South Korea	12,860	545
Intercontinental Hotels	United Kingdom	43,215	409
Li & Fung, Ltd.	Hong Kong	194,000	332
MFI Furniture Group	United Kingdom	117,920	319
Millenium & Copthorne Hotels PLC	United Kingdom	38,120	207

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued			
News Corp, Ltd. ADR	Australia	10,670	385
Porsche AG	Germany	295	175
Puma AG Rudolf Dassler Sport	Germany	4,440	785
Punch Taverns PLC	United Kingdom	55,360	431
Rank Group PLC	United Kingdom	32,870	164
Signet Group PLC	United Kingdom	251,070	463
Swatch Group AG	Switzerland	3,345	402
USS Co., Ltd.	Japan	3,520	249
Walmart de Mexico — Series V	Mexico	131,065	374
Wolseley PLC	United Kingdom	31,235	442
Total			**11,208**
Consumer Non-Cyclical (3.1%)			
Iaws Group PLC	Ireland	11,200	137
SGS Societe Generale de Surveilance Holding	Switzerland	1,145	718
Swedish Match AB	Sweden	74,795	765
Tesco ORD	United Kingdom	93,515	431
Total			**2,051**
Consumer Staples (5.3%)			
Adecco SA — Reg	Switzerland	6,990	449
*Cott Corp. ADR	Canada	16,675	467
Interbrew	Belgium	6,075	162
*Koninklijke Numico NV	Netherlands	8,405	232
L'Oreal	France	4,430	363
Luxottica Group SPA ADR	Italy	21,520	374
Nestle SA	Switzerland	2,010	503
Reckitt Benckiser PLC	United Kingdom	24,085	546
Roche Holding	Switzerland	4,415	445
Total			**3,541**
Energy (4.1%)			
BG Group PLC	United Kingdom	60,255	309
Encana Corp.	Canada	9,440	373
ENI SPA	Italy	23,945	452
Saipem SPA	Italy	49,175	398
Suncor Energy, Inc.	Canada	17,605	443
Technip	France	1,580	171
Total Fina Elf SA	France	3,280	609
Total			**2,755**

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Financials (16.1%)			
*Anglo Irish Bank Corp.	Ireland	69,516	1,098
Banco Popolare Di Verona	Italy	27,835	471
*Bank Rakyat Indonesia	Indonesia	2,523,000	374
BNP Paribas SA	France	10,075	635
Cattles PLC	United Kingdom	64,310	385
Corporacion Mapfre	Spain	39,250	556
*Danske Bank	Denmark	11,345	266
Depfa Bank PLC	Ireland	3,150	396
*Erste Bank Der Oester	Austria	820	101
*Grupo Financiero BNVA Bancomer	Mexico	403,965	345
HSBC Holdings PLC	United Kingdom	28,092	443
ICICI Bank, Ltd.	India	49,808	323
ING Groep NV	Netherlands	18,234	425
*iShares MSCI EAFE Index Fund	United States	4,000	547
*Kookmin Bank	South Korea	9,930	372
Man E D & F Group PLC	United Kingdom	23,360	612
Manulife Financial Corp ADR	Canada	10,935	353
*Mitsubishi Tokyo Financial	Japan	38	296
*Nomura TOPIX Exchange Traded Fund	Japan	51,500	507
*OM Hex AB	Sweden	33,710	419
*OTP Bank RT	Hungary	35,900	463
Royal Bank of Canada	Canada	8,305	397
Royal Bank OF Scotland Group PLC	United Kingdom	16,466	485
*Swiss Life Holdings	Switzerland	2,685	493
Total			**10,762**
Health Care (6.8%)			
*Actelion, Ltd.	Switzerland	4,255	459
*Elekta AB — B Shares	Sweden	20,410	383
Getinge AB — B Shares	Sweden	40,340	387
Nobel Bicare AB	Sweden	35	4
Nobel Biocare Holding AG	Switzerland	3,450	349
Novartis AG	Switzerland	9,750	443
*ResMed, Inc.	Australia	9,040	376
Health Care continued			
Stada Arzneimittel AG	Germany	6,120	380
Straumann Holding — N Shares	Switzerland	1,715	263
Synthes Stratec, Inc.	Switzerland	453	448
*Taro Pharmaceuticals Industries, Ltd. ADR	Israel	9,495	613
Teva Pharmaceutical Industries, Ltd. ADR	Israel	7,620	432
Total			**4,537**
Industrials (18.6%)			
Alfa Laval AB	Sweden	23,985	365
AP Moller — Maerska A/S	Denmark	66	454
Atlas Copco AB — A Shares	Sweden	13,575	486
Brisa Auto Estrada de Portufal SA	Portugal	58,060	388
*Chiyoda Corp.	Japan	71,000	436
Cobham Group PLC	United Kingdom	16,325	341
Compass Group PLC	United Kingdom	60,850	414
*Daewoo Shipbuilding & Marine Engineering Co.	South Korea	42,410	545
Deutsche Post AG	Germany	9,640	198
*Deutz AG	Germany	6,272	26
*Deutz AG	Germany	1,601	6
*Easyjet Airline Co.	United Kingdom	25,740	135
Exel PLC	United Kingdom	31,335	414
*Fraport AG	Germany	13,610	391
*Funai Electric Co., Ltd.	Japan	2,800	384
*Golar LNG, Ltd.	Bermuda	31,460	452
Grupo Ferrovial	Spain	18,395	644
Iberia Lineas Aer Espana	Spain	157,580	453
Kamigumi Co., Ltd.	Japan	37,000	262
Keyence Corp.	Japan	2,300	485
Kubota Corp.	Japan	112,000	462
Meggitt ORD	United Kingdom	88,745	375
*Neopost SA	France	7,585	383
*Neptune Orient Lines	Singapore	303,000	385
Omron Corp.	Japan	24,400	495
Philips Electronics NV	Netherlands	18,705	546
Premeir Farnell PLC	United Kingdom	92,655	389
Siemens AG	Germany	6,210	500
SMC Corp.	Japan	3,600	448
Thai Airways Inter F Reg Aln Mkt	Thailand	94,000	108

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Industrials continued			
Vinci SA	France	7,410	613
Volvo AB	Sweden	13,355	408
Total			**12,391**
Technology (10.0%)			
ASM Pacific Technology	Hong Kong	85,500	373
*ASML Holding NV	Netherlands	16,150	320
*Business Objects SA	France	14,100	492
Canon, Inc.	Japan	8,000	372
*Chi Mei Optoelectronic	Taiwan	444,000	456
Citizens Electronics Co.	Japan	6,000	546
Dassault Systems SA	France	10,635	485
*Epcos AG	Germany	16,660	378
*Ericsson LM — B Shares	Sweden	260,960	468
Hoya Corp.	Japan	5,500	505
Indra Sistemas SA	Spain	24,915	320
INFOSYS Technologies, Ltd.	India	3,282	400
Nokia AB OY	Finland	11,100	192
Sage Group ORD	United Kingdom	123,760	389
Samsung Electronics	South Korea	1,530	580
*Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	213,348	399
Total			**6,675**
Telecommunications (6.3%)			
*France Telecom SA	France	12,195	349
KDDI Corp.	Japan	110	630
*Mobistar SA	Belgium	12,895	723
PT Telekomunikasi Indonesia	Indonesia	452,500	363
*Tele2 AB — B Shares	Sweden	9,510	508
Telefonica SA	Spain	34,820	511
Teliasonera AB	Sweden	30,400	159
*Vivendi Universal SA	France	19,800	481
Vodafone Group PLC	United Kingdom	199,085	494
Total			**4,218**
Utilities (1.2%)			
Centrica PLC	United Kingdom	113,405	429
Iberdrola SA	Spain	17,980	355
Total			**784**
Total Foreign Common Stock (Cost: $47,508)			**63,088**

Money Market Investment (4.8%)	Country	Shares/ $ Par	Value $ (000's)
Banks (1.0%)			
UBS Finance Delaware LLC, 0.95%, 1/2/04	United States	700,000	700
Total			**700**
Finance Services (1.8%)			
Merrill Lynch, 1.04%, 1/27/04	United States	1,200,000	1,199
Total			**1,199**
Short Term Business Credit (2.0%)			
Transamerica Financial, 1.05%, 1/16/04	United States	1,300,000	1,300
Total			**1,300**
Total Money Market Investment (Cost: $3,199)			**3,199**
Total Investments (99.4%) (Cost $50,707)(a)			**66,287**
Other Assets, Less Liabilities (0.6%)			**403**
Total Net Assets (100.0%)			**66,690**

ADR—American Depository Receipt

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $50,910 and the net unrealized appreciation of investments based on that cost was $15,377 which is comprised of $15,742 aggregate gross unrealized appreciation and $365 aggregate gross unrealized depreciation.

Investment Percentage by Country:

United Kingdom	15.0%
Japan	10.8%
Sweden	7.9%
Switzerland	7.5%
France	6.9%
Germany	6.6%
Other	45.3%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Franklin Templeton International Equity Portfolio

Objective:
Long-term appreciation of capital through diversification into markets outside the United States

Portfolio Strategy:
Participate in the growth of foreign economies by investing in securities with high long-term earnings potential relative to current market values.

Net Assets:
$796 million

The Franklin Templeton International Equity Portfolio offers the opportunity to participate in the growth of companies in countries throughout the world, particularly those with expanding economies. In selecting investments, the principal focus is on identifying undervalued stocks of companies with strong finances and good long-term growth opportunities, rather than on choosing specific industry groups or regions of the world in which to invest.

In a year of strong performance for most stock markets throughout the world, the Portfolio's performance, with a total return of 40.46%, was slightly above that of the EAFE Index, which had a return of 39.17%. Because the EAFE Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio. High local currency returns in most markets are even higher when translated into U.S. dollars, which weakened significantly during the year versus most currencies, particularly the euro.

The Portfolio's performance benefited from investment decisions regarding countries and industries, as well as from individual stock selection. In anticipation of improving world economies, the Portfolio was overweighted in cyclical industry groups such as capital goods, industrials and materials. Stocks in these industries that performed especially well include Volvo, Atlas Copco, Brambles and Toto. Energy was underweighted relative to the Index, but energy holdings such as CNOOC and Repsol performed well.

Through most of the year the Portfolio was significantly overweighted in Germany, where the market was up 65%. The largest German holding, Deutsche Post, performed especially well. The Portfolio's weight in Norway, where the market was up 50%, was approximately seven times that of the Index; the two Norwegian holdings, Norske Skogindustrier and Norsk Hydro performed in line with that market. The Swedish market was up 66% for the year; the Portfolio benefited from a weight triple the EAFE index in that market. Major Swedish holdings include Volvo and Atlas Copco.

Asset Allocation 12/31/03



Continental Europe 43%
16% United Kingdom
20% Asia
Mid-East/Africa 1%
Latin America/ Caribbean 9%
Australia/ New Zealand 5%
6% North America

Allocation is based on percentage of equities.
Allocation and Top 10 Holdings is subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Philips Electronics NV	2.1%
Broken Hill Property Billiton, Ltd.	1.9%
Deutsche Post AG	1.8%
Norske Skogindustrier	1.6%
Aventis SA	1.6%
Samsung Electronics	1.6%
Suez Lyonnaise	1.6%
Volkswagen AG	1.6%
Atlas Copco AB	1.6%
Michelin CL B	1.6%

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Franklin Templeton International Equity Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Franklin Templeton International Equity Portfolio	40.46%	4.00%	7.09%
EAFE Index	39.17%	0.26%	4.79%

As depicted in the graph, the Franklin Templeton International Equity Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2003

Foreign Common Stock (96.4%)	Country	Shares/ $ Par	Value $ (000's)
Automobiles & Components (5.2%)			
GKN PLC	United Kingdom	2,091,540	9,997
Michelin CL B	France	273,400	12,546
Valeo SA	France	148,650	5,953
Volkswagen AG	Sweden	230,450	12,891
Total			**41,387**
Banks (7.1%)			
*Australia & New Zealand Banking Group, Ltd.	Australia	582,319	7,757
*Banca Nazionale Del Lavora SPA	Italy	3,529,070	8,435
Dbs Group Holdings, Ltd.	Singapore	1,192,000	10,318
HSBC Holdings PLC	United Kingdom	530,937	8,378
Lloyds TSB Group PLC	United Kingdom	1,165,150	9,344
Nordea AB	Sweden	1,651,590	12,333
Total			**56,565**
Capital Goods (9.5%)			
Atlas Copco AB — A Shares	Sweden	352,550	12,616
BAE Systems PLC	United Kingdom	3,411,020	10,274
Hutchison Whampoa, Ltd.	Hong Kong	1,081,000	7,937
KCI Konecranes International PLC	Finland	302,500	10,531
Kurita Water Industries, Ltd.	Japan	430,000	5,188
Rolls Royce Group PLC	United Kingdom	1,516,890	4,813
Toto, Ltd.	Japan	873,000	7,397
Vestas Wind Systems	Denmark	455,385	7,406
Volvo AB	Sweden	278,740	8,523
Total			**74,685**
Commercial Services & Supplies (4.1%)			
Adecco SA — Reg	Switzerland	189,300	12,168
Brambles Industries PLC	United Kingdom	1,453,754	5,296
Securitas AB — Series B	Sweden	541,000	7,293
Societe Bic SA	United Kingdom	173,740	8,030
Total			**32,787**
Consumer Durables & Apparel (3.0%)			
Philips Electronics NV	Netherlands	576,875	16,845
Sony Corp.	Japan	200,900	6,955
Total			**23,800**
Diversified Financials (3.3%)			
ING Groep NV	Netherlands	436,000	10,169
Nomura Holdings, Inc.	Japan	332,400	5,660
Swire Pacific, Ltd. — Class A	Hong Kong	1,746,500	10,753
Total			**26,582**
Energy (7.6%)			
CNOOC Ltd.	Hong Kong	197,530	7,885
ENI SPA	Italy	414,535	7,822
Husky Energy, Inc.	Canada	195,650	3,553
IHC Caland NV	Netherlands	112,800	6,118
Norsk Hydro ASA	Norway	167,000	10,304
Repsol Ypf SA	Spain	493,680	9,627
Shell Transport & Trading Co., PLC	United Kingdom	1,428,430	10,626
Total Fina Elf SA	France	21,182	3,938
Total			**59,873**
Financials (0.9%)			
XL Capital, Ltd. Class A	Cayman Islands	94,850	7,356
Total			**7,356**
Food Staples & Retailing (1.2%)			
Sainsbury (J) ORD	United Kingdom	1,769,000	9,904
Total			**9,904**
Food, Beverage, & Tobacco (3.5%)			
Cadbury Schweppes PLC	United Kingdom	1,318,020	9,680
Nestle SA	Switzerland	44,120	11,023
Unilever PLC	United Kingdom	773,990	7,215
Total			**27,918**
Health Care Equipment & Services (0.0%)			
Mayne Nickless, Ltd.	Australia	10	0
Total			**0**
Insurance (6.0%)			
ACE, Ltd.	Cayman Islands	234,580	9,717
Axa SA	France	433,842	9,286
Axa SA	France	27,115	580
Riunione Adriatica Di Sicurta SPA	Italy	447,283	7,616
Sompo Japan Insurance, Inc.	Japan	1,103,000	9,067
Swiss Reinsurance	Switzerland	170,200	11,492
Total			**47,758**

Foreign Common Stock (96.4%)	Country	Shares/ $ Par	Value $ (000's)
Leisure, Entertainment, and Hotels (1.0%)			
Accor	France	173,000	7,834
Total			**7,834**
Materials (11.6%)			
Akzo Nobel NV	Netherlands	234,050	9,034
Alumina Ltd.	Australia	1,908,930	9,450
BASF AG	Germany	206,800	11,673
Bayer AG	Germany	263,150	7,767
Broken Hill Property Billiton, Ltd.	Australia	1,681,770	15,446
Companhia Vale do Rio Doce, ADR	Brazil	163,550	8,424
Norske Skogindustrier	Norway	684,860	13,074
Stora Enso Oyj — Class R	Finland	658,140	8,866
Upm-kymmene OYJ	Finland	394,760	7,529
Total			**91,263**
Media (1.3%)			
Reed Elsevier PLC	Netherlands	645,340	8,018
Wolters Kluwer NV	Netherlands	166,630	2,606
Total			**10,624**
Pharmaceuticals & Biotechnology (5.0%)			
Aventis SA	France	197,550	13,057
*CK Life Sciences International, Inc.	Cayman Islands	29,640	7
Glaxosmithkline PLC	United Kingdom	365,910	8,384
Ono Pharmaceutical Co., Ltd.	Japan	191,000	7,182
*Shire Pharmaceuticals Group	United Kingdom	1,124,010	10,916
Total			**39,546**
Real Estate (1.0%)			
Cheung Kong Holdings, Ltd.	Hong Kong	1,035,000	8,199
Total			**8,199**
Retailing (0.9%)			
Marks & Spencer Group PLC	United Kingdom	1,413,641	7,314
Total			**7,314**
Semiconductors and Related Devices (1.6%)			
Samsung Electronics	South Korea	34,390	13,017
Total			**13,017**
Software & Computer Services (2.7%)			
*Check Point Software Tech	Israel	387,430	6,517
Nintendo Co., Ltd.	Japan	64,600	6,028
Sap AG	Germany	52,800	8,910
Total			**21,455**
Technology Hardware & Equipment (3.1%)			
*Celestica, Inc.	Canada	415,600	6,291
Hitachi, Ltd.	Japan	1,548,000	9,330
Toshiba Corp.	Japan	2,350,000	8,903
Total			**24,524**
Telecommunication Services (7.4%)			
BCE, Inc.	Canada	430,910	9,637
KT Corp., ADR	South Korea	385,100	7,344
Nippon Telegraph & Telephone Corp.	Japan	1,930	9,311
Portugal Telecom SA	Portugal	468,980	4,721
Telecom Corporation Of New Zealand. Ltd.	New Zealand	2,441,800	8,609
*Telefonica SA, ADR	Spain	251,528	11,114
Telefonos de Mexico SA, ADR	Mexico	257,344	8,500
Total			**59,236**
Transportation (3.3%)			
*British Airways PLC	United Kingdom	1,228,800	5,114
Deutsche Post AG	Germany	700,810	14,427
Nippon Express Co., Ltd.	Japan	1,478,000	6,978
Total			**26,519**
Utilities (6.1%)			
E.On AG	Germany	146,700	9,609
Endesa SA	Spain	431,810	8,306
Hong Kong Electric Holdings, Ltd.	Hong Kong	1,549,500	6,127
Iberdrola SA	Spain	387,080	7,651
Korea Electric Power Corp.	South Korea	224,850	4,038
Suez Lyonnaise	France	646,510	12,991
Total			**48,722**
Total Foreign Common Stock (Cost: $625,460)			**766,868**

Money Market Investment (3.6%)	Country	Shares/ $ Par	Value $ (000's)
Autos (1.3%)			
Toyota Motor Credit Corp., 0.99%, 2/12/04	United States	10,000,000	9,988
Total			**9,988**
Banks (1.1%)			
UBS Finance Delaware LLC, 0.95%, 1/2/04	United States	8,800,000	8,800
Total			**8,800**
Short Term Business Credit (1.2%)			
Transamerica Financial, 1.05%, 1/16/04	United States	10,000,000	9,995
Total			**9,995**
Total Money Market Investment (Cost: $28,783)			**28,783**
Total Investments (100.0%) (Cost $654,243)(a)			**795,651**
Other Assets, Less Liabilities (0.0%)			**56**
Total Net Assets (100.0%)			**795,707**

ADR — American Depository Receipt

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $656,375 and the net unrealized appreciation of investments based on that cost was $139,276 which is comprised of $172,032 aggregate gross unrealized appreciations and $32,756 aggregate gross unrealized depreciation.

Investment Percentage by Country:

Country	%
United Kingdom	14.9%
Japan	10.4%
France	9.4%
Germany	8.3%
Netherlands	6.7%
Hong Kong	5.2%
Other	45.1%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

AllianceBernstein Mid Cap Value Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and current income.	Invest primarily in the equity securities of mid-sized companies that are believed to be undervalued.	$44 million

The primary investment objective of the AllianceBernstein Mid Cap Value Portfolio is long-term capital growth. Current income is a secondary objective. Management pursues these objectives by investing primarily in equities of mid-sized companies that are believed to be undervalued. In selecting investments, management looks for characteristics such as a strong financial position, a price/earnings ratio below major market indexes, and above average prospective earnings growth rates in earnings and dividends.

Since its inception date of May 1, 2003, the AllianceBernstein Mid Cap Value Portfolio had a return of 33.16%, compared with 39.41% for the Russell 2500 Index. Because the Russell 2500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio's underperformance relative to the Index resulted mainly from its emphasis on larger companies within the mid cap universe and on companies with strong earnings trends that are priced attractively relative to their current and potential earnings. During 2003, returns were concentrated in the smallest companies and in stocks with high price/earnings ratios, especially companies that are not profitable.

Absolute returns in the Portfolio were aided by holdings in cyclical industries, especially industrial resources and capital goods. Growing optimism about a rebound in non-residential construction aided returns for Texas Industries, a steel and concrete producer, and Terex Corporation, a diversified manufacturer of construction equipment. Optimism about a broad recovery in industrial activity drove strong returns in Reliance Steel and Aluminum, a metal service center, and FMC Corporation, a specialty chemical firm. Investments in American Axle, a producer of light truck axles principally for General Motors, and Federated Department Stores, the owner of Macy's and Bloomingdale's, also added to returns.

Detractors from returns were concentrated in technology and telecommunications equipment, where demand has been depressed. Tellabs, ADC Telecommunications, and Andrew Corporation all underperformed.

Sector Allocation 12/31/03



Materials 10%
Information Technology 11%
Industrials 18%
Health Care 5%
7% Utilities
7% Short-Term Investments & Other Net Assets
18% Consumer Discretionary
5% Consumer Staples
3% Energy
16% Financials

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Terex Corp.	2.0%
Fidelity National Financial, Inc.	2.0%
Reliance Steel & Aluminum Co.	1.9%
FMC Corp.	1.9%
Texas Industries, Inc.	1.9%
Vishay Intertechnology, Inc.	1.7%
Hughes Supply, Inc.	1.7%
Universal Corp.	1.7%
Tech Data Corp.	1.6%
American Axle & Manufacturing Holdings, Inc.	1.6%

Relative Performance



$15,000
14,000
13,000
12,000
11,000
10,000
5/03
12/03
AllianceBernstein Mid Cap Value Portfolio
Russell 2500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	Since Inception#
AllianceBernstein Mid Cap Value Portfolio	33.16%
Russell 2500 Index	39.41%

#inception date of 5/1/03, returns not annualized

The Russell 2500 Index measures the performance of the 2,500 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $3.7 billion; the median market capitalization was approximately $622 million. Market capitalization of companies in the Index ranged from $286 billion to $117 million. The index cannot be invested in directly and does not include sales charges.

The Russell 2500 Index represents approximately 17% of the total market capitalization of the Russell 3000. As of the latest reconstitution, the average market capitalization of companies in the Russell 2500 was approximately $743 million; the median market capitalization was approximately $463 million. Market capitalization of companies in the Index ranged from $3.1 billion to $117 million.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (93.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (18.5%)		
*American Axle & Manufacturing Holdings, Inc.	17,500	707
ArvinMeritor, Inc.	27,100	654
*AutoNation, Inc.	31,000	569
BorgWarner, Inc.	7,200	613
Brunswick Corp.	20,000	637
Federated Department Stores, Inc.	14,000	660
Foot Locker, Inc.	15,200	356
Genuine Parts Co.	10,300	342
*Group 1 Automotive, Inc.	15,600	565
Jones Apparel Group, Inc.	17,000	599
*Office Depot, Inc.	39,000	652
*Park Place Entertainment Corp.	18,100	196
The Reader's Digest Association, Inc. — Class A	35,200	516
V. F. Corp.	13,900	601
*Zale Corp.	9,800	521
Total		**8,188**
Consumer Staples (4.9%)		
Corn Products International, Inc.	17,300	596
Nu Skin Enterprises, Inc.	13,200	226
*Smithfield Foods, Inc.	29,500	611
Universal Corp.	16,600	732
Total		**2,165**
Energy (2.5%)		
Kerr-McGee Corp.	11,600	539
*Seacor Smit, Inc.	13,900	585
Total		**1,124**
Financials (15.9%)		
Astoria Financial Corp.	17,000	632
Banknorth Group, Inc.	19,300	628
Commercial Federal Corp.	23,000	614
Fidelity National Financial, Inc.	22,200	862
Hibernia Corp. — Class A	24,000	564
Popular, Inc.	13,800	620
Post Properties, Inc. (Reit)	20,000	558
Sovereign Bancorp, Inc.	27,600	656
UnionBanCal Corp.	12,000	690
Washington Federal, Inc.	20,000	568
Whitney Holding Corp.	15,100	619
Total		**7,011**
Health Care (4.9%)		
*Apogent Technologies, Inc.	25,000	576
*Health Net, Inc.	12,000	392
*PacifiCare Health Systems, Inc.	9,100	615
Universal Health Services, Inc. — Class B	11,000	591
Total		**2,174**

Common Stock (93.1%)	Shares/ $ Par	Value $ (000's)
Industrials (18.5%)		
Cooper Industries, Ltd. — Class A	12,000	695
Deluxe Corp.	13,800	570
*Flowserve Corp.	25,000	522
Harsco Corp.	14,200	622
Hughes Supply, Inc.	15,200	754
Kennametal, Inc.	7,900	314
Lincoln Electric Holdings, Inc.	22,600	559
*Mueller Industries, Inc.	19,600	673
PACCAR, Inc.	6,500	553
Parker-Hannifin Corp.	10,600	631
Reliance Steel & Aluminum Co.	25,000	831
*Terex Corp.	30,300	864
Textron, Inc.	9,600	548
Total		**8,136**
Information Technology (10.8%)		
*Adaptec, Inc.	73,500	649
*ADC Telecommunications, Inc.	235,000	698
*Andrew Corp.	55,000	633
*KEMET Corp.	13,000	178
*Tech Data Corp.	18,000	714
*Tellabs, Inc.	70,000	590
*Vishay Intertechnology, Inc.	33,200	761
*Western Digital Corp.	46,000	542
Total		**4,765**
Materials (10.4%)		
Ball Corp.	10,900	649
Crompton Corp.	83,000	595
*Cytec Industries, Inc.	13,500	518
*FMC Corp.	24,000	819
MeadWestvaco Corp.	18,000	536
Peabody Energy Corp.	15,200	634
Texas Industries, Inc.	22,000	814
Total		**4,565**
Utilities (6.7%)		
Northeast Utilities	32,800	662
OGE Energy Corp.	23,900	578
PNM Resources, Inc.	19,500	548
Puget Energy, Inc.	23,200	551
WPS Resources Corp.	12,900	596
Total		**2,935**
Total Common Stock (Cost: $32,056)		**41,063**

Money Market Investment (6.6%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (6.6%)		
Federal Home Loan Bank, 0.75%, 1/7/04	2,900,000	2,900
Total Money Market Investment (Cost: $2,900)		**2,900**
Total Investments (99.7%) (Cost $34,956)(a)		**43,963**
Other Assets, Less Liabilities (0.3%)		**128**
Total Net Assets (100.0%)		**44,091**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $34,941 and the net unrealized appreciation of investments based on that cost was $9,022 which is comprised of $9,155 aggregate gross unrealized appreciations and $133 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Index 400 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P MidCap 400 Index.

Net Assets:
$343 million

The Index 400 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's MidCap 400 Stock Price Index. This index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. Of the 400 stocks, 286 are listed on the New York Stock Exchange, 112 on NASDAQ, and 2 on the American Stock Exchange.

As of December 31, 2003, the 400 companies in the composite had a median market capitalization of $2.1 billion and total market value of $968 billion. For comparison, the 500 large stocks in the S&P 500 Index had a median market capitalization of $9.1 billion and total market value of $10,286 billion.

The Index 400 Portfolio provides participation in the performance of mid-sized companies in the U.S. equity market. The Portfolio continues to achieve its objective of matching the results of the S&P MidCap 400 Index before expenses. Because the S&P MidCap 400 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

Sector Allocation 12/31/03



Financials 19%
Energy 6%
Consumer Staples 4%
Consumer Discretionary 16%
Utilities 6%
Telecommunications & Other Holdings 5%
12% Health Care
12% Industrials
16% Information Technology
4% Materials

Sector Allocation is based on equities.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
M&T Bank Corp.	1.2%
Gilead Sciences, Inc.	1.2%
Lennar Corp. - Class A	0.8%
The Washington Post Co. - Class B	0.7%
New York Community Bancorp, Inc.	0.7%
Affiliated Computer Services, Inc. - Class A	0.7%
Sovereign Bancorp, Inc.	0.7%
Coach, Inc.	0.7%
Microchip Technology, Inc.	0.7%
Mylan Laboratories, Inc.	0.7%

Relative Performance



$16,000
15,000
14,000
13,000
12,000
11,000
10,000
4/99
12/99
12/00
12/01
12/02
12/03
Index 400 Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Index 400 Stock Portfolio	35.01%	9.31%
S&P MidCap 400 Index	35.59%	9.64%

*inception date of 4/30/99

The S&P MidCap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. As of December 31, 2003, the 400 companies in the composite had median market capitalization of $2.1 billion and a total market value of $968 billion. The MidCap 400 represents approximately 5.8% of the market value of Compustat's database of about 11,477 equities. The index cannot be invested in directly and does not include sales charges.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (15.7%)		
*99 Cents Only Stores	24,033	654
*Abercrombie & Fitch Co. — Class A	33,000	815
*American Eagle Outfitters, Inc.	23,950	393
Applebee's International, Inc.	18,700	734
ArvinMeritor, Inc.	23,150	558
Bandag, Inc.	6,500	268
*Barnes & Noble, Inc.	21,800	716
Belo Corp. — Class A	38,400	1,088
Blyth, Inc.	15,500	499
Bob Evans Farms, Inc.	11,700	380
Borders Group, Inc.	26,100	572
BorgWarner, Inc.	9,100	774
Boyd Gaming Corp.	21,600	349
*Brinker International, Inc.	32,750	1,086
Callaway Golf Co.	25,500	430
*CarMax, Inc.	34,900	1,079
*Catalina Marketing Corp.	18,000	363
CBRL Group, Inc.	16,400	627
*The Cheesecake Factory, Inc.	17,400	766
*Chico's FAS, Inc.	29,200	1,079
Claire's Stores, Inc.	33,000	622
*Coach, Inc.	61,300	2,315
D.R. Horton, Inc.	52,500	2,272
*Dollar Tree Stores, Inc.	38,600	1,160
*Emmis Communications Corp. — Class A	18,400	498
*Entercom Communications Corp. — Class A	17,300	916
Extended Stay America, Inc.	32,000	463
Furniture Brands International, Inc.	18,800	551
Gentex Corp.	25,800	1,139
GTECH Holdings Corp.	19,600	970
Harte-Hanks, Inc.	29,950	651
*Hovnanian Enterprises, Inc.	10,100	879
International Speedway Corp. —Class A	18,000	804
*Krispy Kreme Doughnuts, Inc.	19,700	721
Lear Corp.	22,700	1,392
Lee Enterprises, Inc.	15,100	659
Lennar Corp. — Class A	26,600	2,555
Mandalay Resort Group	20,000	894
Media General, Inc. — Class A	7,900	514
Michaels Stores, Inc.	22,500	995
Modine Manufacturing Co.	11,500	310
*Mohawk Industries, Inc.	22,400	1,581
*The Neiman Marcus Group, Inc. — Class A	16,100	864
*O'Reilly Automotive, Inc.	18,200	698
Outback Steakhouse, Inc.	25,300	1,119
*Park Place Entertainment Corp.	102,000	1,105
*Payless ShoeSource, Inc.	22,942	307
PETsMART, Inc.	47,800	1,138
Pier 1 Imports, Inc.	30,300	662

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued		
The Reader's Digest Association, Inc. — Class A	33,400	490
*Rent-A-Center, Inc.	27,700	828
Ross Stores, Inc.	51,800	1,369
Ruby Tuesday, Inc.	21,600	615
*Saks, Inc.	48,200	725
*Scholastic Corp.	13,300	453
*Six Flags, Inc.	31,300	235
Superior Industries International, Inc.	9,000	392
*The Timberland Co. — Class A	12,000	625
*Toll Brothers, Inc.	24,700	982
*Unifi, Inc.	18,200	117
The Washington Post Co. — Class B	3,200	2,533
*Westwood One, Inc.	34,200	1,170
*Williams-Sonoma, Inc.	39,300	1,366
Total		**53,884**
Consumer Staples (4.4%)		
*BJ's Wholesale Club, Inc.	23,400	537
Church & Dwight Co., Inc.	13,600	539
*Constellation Brands, Inc. — Class A	35,300	1,162
*Dean Foods Co.	52,314	1,721
The Dial Corp.	32,400	922
*Energizer Holdings, Inc.	28,500	1,070
Hormel Foods Corp.	46,700	1,205
Interstate Bakeries Corp.	15,100	215
The J.M. Smucker Co.	16,896	765
Lancaster Colony Corp.	12,100	546
Longs Drug Stores Corp.	12,600	312
Pepsiamericas, Inc.	48,600	832
Ruddick Corp.	15,600	279
Sensient Technologies Corp.	15,800	312
*Smithfield Foods, Inc.	36,800	762
Tootsie Roll Industries, Inc.	17,532	631
Tyson Foods, Inc. — Class A	118,340	1,568
Universal Corp.	8,400	371
Whole Foods Market, Inc.	20,100	1,349
Total		**15,098**
Energy (6.1%)		
*Cooper Cameron Corp.	18,500	862
ENSCO International, Inc.	50,600	1,375
*FMC Technologies, Inc.	22,269	519
*Forest Oil Corp.	18,000	514
*Grant Prideco, Inc.	41,000	534
*Hanover Compressor Co.	24,600	274
Helmerich & Payne, Inc.	16,900	472
Murphy Oil Corp.	31,000	2,024
*National-Oilwell, Inc.	28,700	642
Noble Energy, Inc.	19,100	849
Overseas Shipholding Group, Inc.	11,700	398
*Patterson-UTI Energy, Inc.	27,300	899

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Energy continued		
*Pioneer Natural Resources Co.	39,800	1,271
Pogo Producing Co.	21,500	1,038
*Pride International, Inc.	45,600	850
*Smith International, Inc.	33,800	1,403
Tidewater, Inc.	20,500	613
Valero Energy Corp.	38,600	1,789
*Varco International, Inc.	32,862	678
*Weatherford International, Ltd.	44,300	1,595
Western Gas Resources, Inc.	11,200	529
XTO Energy, Inc.	62,033	1,756
Total		**20,884**
Financials (19.3%)		
A.G. Edwards, Inc.	26,900	975
*Allmerica Financial Corp.	17,900	551
AMB Property Co.	27,600	907
American Financial Group, Inc.	23,500	622
*Americredit Corp.	52,800	841
Amerus Group, Co.	13,200	462
Arthur J. Gallagher & Co.	30,600	994
Associated Banc-Corp.	24,809	1,058
Astoria Financial Corp.	27,200	1,012
Bank of Hawaii Corp.	19,800	836
Banknorth Group, Inc.	54,400	1,770
Brown & Brown, Inc.	23,100	753
City National Corp.	16,400	1,019
The Colonial Bancgroup, Inc.	42,000	727
Commerce Bancorp, Inc.	25,300	1,333
Compass Bancshares, Inc.	42,400	1,667
Cullen/Frost Bankers, Inc.	17,400	706
*E*TRADE Group, Inc.	122,300	1,547
Eaton Vance Corp.	23,300	854
Everest Re Group, Ltd.	18,700	1,582
Fidelity National Financial, Inc.	49,650	1,925
The First American Corp.	26,200	780
Firstmerit Corp.	28,500	769
GATX Corp.	16,600	464
Greater Bay Bancorp	17,600	501
GreenPoint Financial Corp.	46,350	1,637
HCC Insurance Holdings, Inc.	21,500	684
Hibernia Corp. — Class A	52,700	1,239
Highwoods Properties, Inc.	17,900	455
Horace Mann Educators Corp.	14,400	201
Hospitality Properties Trust	21,100	871
Independence Community Bank Corp.	18,500	665
IndyMac Bancorp, Inc.	18,700	557
*Investment Technology Group, Inc.	16,000	258
Investors Financial Services Corp.	22,000	845
LaBranche & Co., Inc.	20,100	235
Legg Mason, Inc.	22,200	1,713
Leucadia National Corp.	23,900	1,102
Liberty Property Trust	26,800	1,043
M&T Bank Corp.	40,400	3,970
Mack-Cali Realty Corp.	19,600	816
Mercantile Bankshares Corp.	26,800	1,222
*The Mony Group, Inc.	15,900	498

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Financials continued		
National Commerce Financial Corp.	69,025	1,883
New Plan Excel Realty Trust, Inc.	32,900	812
New York Community Bancorp, Inc.	65,941	2,508
*Ohio Casualty Corp.	20,600	358
Old Republic International Corp.	61,200	1,552
The PMI Group, Inc.	31,700	1,180
Protective Life Corp.	23,300	788
Provident Financial Group, Inc.	16,500	527
Radian Group, Inc.	31,600	1,541
Raymond James Financial, Inc.	16,400	618
SEI Investments Co.	35,400	1,079
*Silicon Valley Bancshares	11,700	422
Sovereign Bancorp, Inc.	98,600	2,341
Stancorp Financial Group, Inc.	9,800	616
TCF Financial Corp.	24,100	1,238
United Dominion Realty Trust, Inc.	42,600	818
Unitrin, Inc.	22,800	944
W.R. Berkley Corp.	28,100	982
Waddell & Reed Financial, Inc. — Class A	27,900	655
Washington Federal, Inc.	23,500	667
Webster Financial Corp.	15,400	706
Westamerica Bancorporation	11,000	547
Wilmington Trust Corp.	22,300	803
Total		**66,251**
Health Care (11.8%)		
*Advancepcs	31,100	1,638
*Apogent Technologies, Inc.	31,100	717
*Apria Healthcare Group, Inc.	17,200	490
*Barr Laboratories, Inc.	22,600	1,739
Beckman Coulter, Inc.	20,600	1,047
*Charles River Laboratories	15,400	529
*Community Health Systems, Inc.	33,300	885
*Covance, Inc.	20,800	557
*Coventry Health Care, Inc.	20,200	1,303
*Cytyc Corp.	37,000	509
DENTSPLY International, Inc.	26,650	1,204
*Edwards Lifesciences Corp.	20,900	629
*First Health Group Corp.	32,000	623
*Gilead Sciences, Inc.	68,000	3,953
*Health Net, Inc.	39,200	1,282
*Henry Schein, Inc.	14,700	993
Hillenbrand Industries, Inc.	20,900	1,297
*IVAX Corp.	66,025	1,577
*Lifepoint Hospitals, Inc.	13,100	386
*Lincare Holdings, Inc.	33,200	997
*Millennium Pharmaceuticals, Inc.	100,900	1,884
Mylan Laboratories, Inc.	90,600	2,288
Omnicare, Inc.	34,200	1,381
Oxford Health Plans, Inc.	28,000	1,218
*PacifiCare Health Systems, Inc.	14,000	946
*Patterson Dental Co.	23,000	1,476
Perrigo Co.	23,600	371
*Pharmaceutical Resources, Inc.	11,400	743
*Protein Design Labs, Inc.	31,600	566

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*Sepracor, Inc.	28,600	684
*Sicor, Inc.	40,200	1,093
*STERIS Corp.	23,400	529
*Triad Hospitals, Inc.	25,439	846
Universal Health Services, Inc. — Class B	19,600	1,053
Valeant Pharmaceuticals International Co.	28,100	707
*Varian Medical Systems Inc.	23,100	1,596
*Vertex Pharmaceuticals, Inc.	26,000	266
*VISX, Inc.	16,200	375
Total		**40,377**
Industrials (11.5%)		
*AGCO Corp.	25,400	512
*Alaska Air Group, Inc.	9,000	246
Alexander & Baldwin, Inc.	14,000	472
ALLETE, Inc.	29,200	894
AMETEK, Inc.	11,200	541
Banta Corp.	8,600	348
The Brink's Co.	18,300	414
C.H. Robinson Worldwide, Inc.	28,600	1,084
*Career Education Corp.	33,500	1,342
Carlisle Companies, Inc.	10,400	633
*ChoicePoint, Inc.	29,000	1,105
CNF, Inc.	16,800	570
*Copart, Inc.	30,300	500
*Corinthian Colleges, Inc.	14,800	822
*DeVry, Inc.	23,600	593
Donaldson Co., Inc.	14,600	864
*The Dun & Bradstreet Corp.	24,900	1,263
*Dycom Industries, Inc.	16,200	434
*Education Management Corp.	24,000	745
*EGL, Inc.	15,900	279
Expeditors International of Washington, Inc.	35,300	1,329
Fastenal Co.	25,600	1,278
Federal Signal Corp.	16,200	284
*Flowserve Corp.	18,700	390
Graco, Inc.	15,500	622
Granite Construction, Inc.	14,000	329
Harsco Corp.	13,700	600
Herman Miller, Inc.	24,600	597
Hon Industries, Inc.	19,500	845
Hubbell, Inc. — Class B	20,100	886
*J.B. Hunt Transport Services, Inc.	26,700	721
*Jacobs Engineering Group, Inc.	18,700	898
*Jetblue Airways Corp.	34,250	908
Kelly Services, Inc. — Class A	12,000	342
Kennametal, Inc.	11,900	473
*Korn/Ferry International	12,700	169
*L-3 Communications Holdings, Inc.	32,500	1,668
Manpower, Inc.	26,200	1,233
Nordson Corp.	11,400	394
Pentair, Inc.	16,700	763
Precision Castparts Corp.	20,800	945
*Quanta Services, Inc.	39,400	288
Republic Services, Inc.	54,200	1,389
Rollins, Inc.	15,250	344

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
*Sequa Corp. — Class A	3,500	172
*Sotheby's Holdings, Inc. — Class A	20,800	284
*SPX Corp.	25,900	1,523
*Stericycle, Inc.	14,200	663
*Swift Transportation Co., Inc.	28,200	593
*Sylvan Learning Systems, Inc.	14,519	418
Tecumseh Products Co. — Class A	6,200	300
Teleflex, Inc.	13,400	648
Trinity Industries, Inc.	15,600	481
*United Rentals, Inc.	26,000	501
*Valassis Communications, Inc.	17,600	517
Viad Corp.	29,800	745
Werner Enterprises, Inc.	26,950	525
York International Corp.	13,400	493
Total		**39,219**
Information Technology (15.5%)		
*3Com Corp.	124,400	1,016
*Activision, Inc.	29,700	541
*Acxiom Corp.	28,800	535
ADTRAN, Inc.	26,000	806
*Advanced Fibre Communications, Inc.	28,900	582
*Advent Software, Inc.	11,000	192
*Affiliated Computer Services, Inc. — Class A	44,900	2,445
*Arrow Electronics, Inc.	34,000	787
*Ascential Software Corp.	19,675	510
*Atmel Corp.	158,300	951
*Avnet, Inc.	40,400	875
*Avocent Corp.	15,700	573
*The BISYS Group, Inc.	40,500	603
*Cabot Microelectronics Corp.	8,292	406
*Cadence Design Systems, Inc.	91,700	1,649
CDW Corp.	27,900	1,612
*Ceridian Corp.	50,000	1,047
Certegy, Inc.	22,400	735
*Checkfree Corp.	26,800	741
*Commscope, Inc.	20,000	327
*Credence Systems Corp.	21,300	280
*Cree, Inc.	24,700	437
*CSG Systems International, Inc.	17,700	221
*Cypress Semiconductor Corp.	40,000	854
Diebold, Inc.	24,500	1,320
*DST Systems, Inc.	28,200	1,178
Fair, Isaac And Co., Inc.	16,300	801
*Fairchild Semiconductor International, Inc. — Class A	39,600	989
*Gartner, Inc.	42,900	485
Harris Corp.	22,400	850
Imation Corp.	12,000	422
*Integrated Device Technology, Inc.	35,200	604
*Integtated Circuit Systems, Inc.	23,500	670
*International Rectifier Corp.	21,700	1,072
*Internet Security Systems, Inc.	16,800	316
Intersil Corp. — Class A	46,700	1,160
Jack Henry & Associates, Inc.	29,700	611

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Keane, Inc.	21,500	315
*KEMET Corp.	29,200	400
*Lam Research Corp.	42,800	1,382
*Lattice Semiconductor Corp.	38,000	368
*LTX Corp.	16,700	251
*Macromedia, Inc.	21,100	376
*Macrovision Corp.	16,500	373
*McDATA Corp. — Class A	38,700	369
*Mentor Graphics Corp.	23,200	337
*Micrel, Inc.	31,200	486
Microchip Technology, Inc.	69,212	2,309
*MPS Group, Inc.	34,400	322
National Instruments Corp.	17,400	791
*Network Associates, Inc.	54,200	815
*Newport Corp.	13,100	217
*Plantronics, Inc.	14,800	483
*Plexus Corp.	14,400	247
*Polycom, Inc.	33,400	652
*Powerwave Technologies, Inc.	21,300	163
*Quantum Corp. — DLT & Storage Systems	59,800	187
*Retek, Inc.	18,200	169
The Reynolds And Reynolds Co. — Class A	23,000	668
*RF Micro Devices, Inc.	62,200	625
*RSA Security, Inc.	19,800	281
*SanDisk Corp.	26,300	1,608
*Semtech Corp.	24,800	564
*Silicon Laboratories, Inc.	16,600	717
*Storage Technology Corp.	37,000	953
*Sybase, Inc.	32,000	659
*Synopsys, Inc.	52,400	1,769
*Tech Data Corp.	19,100	758
*The Titan Corp.	27,100	591
*Transaction Systems Architects, Inc. — Class A	12,000	272
*TriQuint Semiconductor, Inc.	45,311	320
*Varian, Inc.	11,500	480
*Vishay Intertechnology, Inc.	53,887	1,234
*Wind River Systems, Inc.	28,400	249
*Zebra Technologies Corp. — Class A	15,900	1,055
Total		**53,018**
Materials (4.2%)		
Airgas, Inc.	24,800	533
Albemarle Corp.	13,900	417
Arch Coal, Inc.	17,700	552
Bowater, Inc.	18,700	867
Cabot Corp.	20,800	662
Carpenter Technology Corp.	7,500	222
Crompton Corp.	37,563	269
*Cytec Industries, Inc.	13,200	507
Ferro Corp.	13,800	375
*FMC Corp.	11,900	406
IMC Global, Inc.	38,900	386
*Longview Fibre Co.	17,200	212
The Lubrizol Corp.	17,400	566

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Materials continued		
Lyondell Chemical Co.	58,700	996
Martin Marietta Materials, Inc.	16,500	775
Minerals Technologies, Inc.	6,800	403
Olin Corp.	19,700	395
P.H. Glatfelter Co.	14,800	184
Packaging Corp. of America	35,200	769
Peabody Energy Corp.	18,300	763
Potlatch Corp.	9,700	337
Rayonier, Inc.	14,200	589
RPM, Inc.	39,000	642
*The Scotts Co. — Class A	10,700	633
Sonoco Products Co.	32,700	805
The Valspar Corp.	17,000	841
Wausau-Mosinee Paper Corp.	17,400	235
Total		**14,341**
Telecommunication Services (0.5%)		
*Cincinnati Bell, Inc.	82,500	417
*Price Communications Corp.	18,300	251
Telephone And Data Systems, Inc.	19,400	1,213
Total		**1,881**
Utilities (6.1%)		
AGL Resources, Inc.	21,500	626
Alliant Energy Corp.	37,300	929
*Aquila, Inc.	65,900	223
Black Hills Corp.	10,800	322
DPL, Inc.	42,700	892
Duquesne Light Holdings, Inc.	25,300	464
Energy East Corp.	49,200	1,102
Equitable Resources, Inc.	21,000	901
Great Plains Energy, Inc.	23,400	745
Hawaiian Electric Industries, Inc.	12,700	602
IDACORP, Inc.	12,900	386
MDU Resources Group, Inc.	38,200	910
National Fuel Gas Co.	27,500	672
Northeast Utilities	45,100	910
NSTAR	17,900	868
OGE Energy Corp.	28,800	697
ONEOK, Inc.	32,000	707
Pepco Holdings, Inc.	57,700	1,127
Philadelphia Suburban Corp.	29,450	651
PNM Resources, Inc.	13,600	382
Puget Energy, Inc.	31,800	756
Questar Corp.	28,000	984
SCANA Corp.	37,500	1,283
*Sierra Pacific Resouces	39,581	291
Vectren Corp.	25,200	621
Westar Energy, Inc.	24,400	494
WGL Holdings, Inc.	16,400	456
Wisconsin Energy Corp.	39,600	1,324
WPS Resources Corp.	12,200	564
Total		**20,889**
Total Common Stock (Cost: $281,175)		**325,842**

Money Market Investment (4.9%)	Shares/ $ Par	Value $ (000's)
Autos (1.5%)		
(b)Toyota Motor Credit Corp., 1.02%, 2/12/04	5,000,000	4,994
Total		**4,994**
Banks (1.2%)		
(b)UBS Finance Delaware LLC, 0.95%, 1/2/04	4,200,000	4,200
Total		**4,200**
Federal Government and Agencies (0.4%)		
(b)Federal Home Loan Mortgage Co., 1.065%, 2/5/04	1,500,000	1,498
Total		**1,498**
Short Term Business Credit (1.8%)		
(b)Transamerica Financial, 1.05%, 1/16/04	6,000,000	5,998
Total		**5,998**
Total Money Market Investment (Cost: $16,690)		**16,690**
Total Investments (100.0%) (Cost $297,865)(a)		**342,532**
Other Assets, Less Liabilities (0.0%)		**(32)**
Total Net Assets (100.0%)		**342,500**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $300,358 and the net unrealized appreciation of investments based on that cost was $42,174 which is comprised of $65,112 aggregate gross unrealized appreciations and $22,938 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
MidCap 400 Index Futures (Total Notional Value at 12/31/03 $15,981)	57	3/04	$437

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio

Objective:
Long-term growth of capital

Portfolio Strategy:
Invest in equity securities selected for their growth potential.

Net Assets:
$37 million

The Janus Capital Appreciation Portfolio seeks long-term growth of capital through investments in the equities of companies selected for their growth potential; the main emphasis is on large-capitalization stocks. The Portfolio is managed using a "bottom up" approach, which means that holdings are selected by examining individual securities, rather than focusing on broad economic trends or industry sectors.

From its inception date of May 1, 2003, through December 31, 2003, the Portfolio had a return of 19.90%. This compares to a return of 22.82% for its benchmark, the S&P 500 Index. The Portfolio's underperformance relative to the Index resulted mainly from individual stock selection. Detractors included apparel and housewares retailer Kohl's, which slumped amid concerns over the continued purchasing power of consumers. Independent oil and gas exploration concern Anadarko Petroleum underperformed, as did deep-discount retailer Dollar Tree Stores. Also lagging were Finnish wireless handset manufacturer Nokia and multi-faceted entertainment company Viacom, which counts CBS Television and Nickelodeon among its holdings.

On the positive side, one of the leaders of the broad Nasdaq rally was the Portfolio's pacesetter – innovative biotechnology interest Genentech, which tapped its strong research and development pipeline. Other standouts included health insurance interest UnitedHealth Group, which launched an acquisition of health maintenance organization operator Mid-Atlantic Medical Services, and videogame creator Electronic Arts. Additional gains were supplied by wireless telecommunications service provider Nextel Communications, and manufacturing conglomerate 3M, which produces products ranging from sticky Post-It notepads to sophisticated drug delivery systems.

While sector decisions for this Portfolio are determined mainly by extensive company-level research, sector analysis offers some insight into the Portfolio's performance. Powered by companies such as Genentech, the healthcare sector led all others on an absolute basis. The information technology area followed with standouts such as Nextel Communications leading the way. Aiding performance was the Portfolio's overweight position in both sectors, relative to the S&P 500 Index.

Sector Allocation 12/31/03



Telecommunication Services 6%
4% Consumer Staples
17% Consumer Discretionary
Information Technology 27%
2% Energy
17% Financials
Short-Term Investments & Other Net Assets 2%
Industrials 5%
20% Health Care

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
UnitedHealth Group, Inc.	7.0%
Microsoft Corp.	4.7%
Genentech, Inc.	4.6%
Bank of America Corp.	4.3%
Electronic Arts, Inc.	4.3%
Nextel Communications, Inc. - Class A	3.8%
Aetna, Inc.	3.7%
Applied Materials, Inc.	3.7%
The Goldman Sachs Group, Inc.	3.4%
Wells Fargo & Co.	3.3%

Relative Performance



$13,000
12,500
12,000
11,500
11,000
10,500
10,000
5/03
12/03
Janus Capital Appreciation Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	Since Inception#
Janus Capital Appreciation Portfolio	19.90%
S&P 500 Index	22.82%

#inception date of 5/1/03, returns not annualized

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (97.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.4%)		
*Advance Auto Parts, Inc.	7,140	581
*Amazon.com, Inc.	15,725	828
*Dollar Tree Stores, Inc.	13,710	412
*eBay, Inc.	18,000	1,162
*EchoStar Communications Corp.	27,905	949
*Kohl's Corp.	10,325	464
NIKE, Inc. — Class B	16,515	1,131
Outback Steakhouse, Inc.	3,385	150
*Time Warner, Inc.	39,045	702
Total		**6,379**
Consumer Staples (4.1%)		
*Energizer Holdings, Inc.	14,535	546
The Procter & Gamble Co.	9,580	957
Total		**1,503**
Energy (1.5%)		
Murphy Oil Corp.	8,615	563
Total		**563**
Financials (17.1%)		
The Allstate Corp.	17,160	738
Bank of America Corp.	19,725	1,586
*Berkshire Hathaway, Inc.	135	380
The Goldman Sachs Group, Inc.	12,555	1,240
SLM Corp.	29,580	1,115
Wells Fargo & Co.	20,680	1,218
Total		**6,277**
Health Care (19.9%)		
Aetna, Inc.	19,850	1,341
*Anthem, Inc.	4,625	347
*Forest Laboratories, Inc.	11,710	724
*Genentech, Inc.	18,020	1,686
*Invitrogen Corp.	5,755	403
UnitedHealth Group, Inc.	44,280	2,576
*WellPoint Health Networks, Inc. — Class A	2,445	237
Total		**7,314**
Industrials (4.8%)		
3M Co.	12,760	1,085
United Parcel Service, Inc. — Class B	8,910	664
Total		**1,749**

Common Stock (97.7%)	Shares/ $ Par	Value $ (000's)
Information Technology (27.2%)		
*Apple Computer, Inc.	39,890	852
*Applied Materials, Inc.	59,705	1,340
*Cisco Systems, Inc.	33,850	822
*Electronic Arts, Inc.	33,130	1,584
*KLA-Tencor Corp.	19,555	1,147
Microsoft Corp.	63,045	1,737
Nokia Corp., ADR	22,885	389
*NVIDIA Corp.	21,520	500
*Synopsys, Inc.	11,600	392
Texas Instruments, Inc.	25,530	750
*Yahoo!, Inc.	11,270	509
Total		**10,022**
Telecommunication Services (5.7%)		
*Nextel Communications, Inc. — Class A	50,185	1,408
Vodafone Group PLC, ADR	27,395	686
Total		**2,094**
Total Common Stock (Cost: $30,263)		**35,901**

Money Market Investment (12.0%)		
Federal Government and Agencies (12.0%)		
Federal Home Loan Mortgage, 1.01%, 1/8/04	4,400,000	4,399
Total Money Market Investment (Cost: $4,399)		**4,399**
Total Investments (109.7%) (Cost $34,662)(a)		**40,300**
Other Assets, Less Liabilities (-9.7%)		**(3,570)**
Total Net Assets (100.0%)		**36,730**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $34,670 and the net unrealized appreciation of investments based on that cost was $5,630 which is comprised of $5,811 aggregate gross unrealized appreciations and $181 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Growth Stock Portfolio

Objective:
Long-term appreciation of capital with moderate risk

Portfolio Strategy:
Hold a diversified mix of high quality growth stocks of medium and large companies with above-average potential for earnings growth.

Net Assets:
$666 million

The Growth Stock Portfolio is invested in high quality companies of large to medium capitalization with strong financial characteristics and the ability to generate internal growth. A key factor in stock selection is the choice of industries with good earnings potential, based on analysis of economic trends to determine their impact on various sectors of the economy. Stock selection is made through "top down" analysis: first industry and market sector choices are made based on the economic environment, and then the most promising companies within each sector are selected as holdings. A strategy of this portfolio is to go beyond the most familiar "blue chip" names to seek out medium-sized companies with strong positions in their markets whose stock prices do not reflect their potential for growth. Diversification across 70 to 90 stocks in a wide range of industry groups reduces the Portfolio's risk profile.

For 2003, the Growth Stock Portfolio had a return of 18.94%, well below the S&P 500 Index, which had a return of 28.67%. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The underperformance resulted from a combination of sector weights and individual stock selection. The Portfolio's traditional emphasis on high quality names with steady, modest growth, a strategy that contributed to above-average performance in the 2000-2002 period, when the market was down, resulted in poor relative performance during the cyclical recovery experienced during 2003. Most importantly, several of the largest holdings in the Portfolio at the end of the previous year, such as Harley-Davidson, Kohl's and Newell Rubbermaid, have significantly underperformed the market during 2003. These holdings have been reduced or eliminated, replaced with new positions such as Teva Pharmaceuticals, a leading producer of generic drugs, and Gilead Sciences, a biotechnology company. In addition, diversification has been increased during the year, with the number of holdings increased by approximately 12%; the ten largest holdings now represent 24.6% of net asset value, compared with 26.9% at the end of 2002.

Relative to the S&P 500 Index, the Portfolio began the year with an underweight in Information Technology, which proved to be the strongest sector for the year. Some holdings within this sector, including Intel, Cisco and Texas Instruments, were among the best performers in the Portfolio. Also positive for performance was Fortune Brands, a position in the Consumer Discretionary sector that has been increased significantly.

Sector Allocation 12/31/03


Consumer Staples 9%
Consumer Discretionary 17%
Materials 2%
Information Technology 23%
Telecommunication Services/Other Holdings 3%
5% Energy
15% Financials
15% Health Care
5% Industrials
6% Short-Term Investments & Other Net Assets

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Microsoft Corp.	3.8%
Intel Corp.	2.8%
Pfizer, Inc.	2.7%
Citigroup, Inc.	2.5%
Medtronic, Inc.	2.5%
General Electric Co.	2.2%
Fortune Brands, Inc.	2.1%
Wal-Mart Stores, Inc.	2.1%
International Business Machines Corp.	2.0%
Target Corp.	1.9%

Relative Performance


$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
5/94
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
Growth Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	Since Inception*
Growth Stock Portfolio	18.94%	-0.71%	10.17%
S&P 500 Index	28.67%	-0.57%	11.70%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of the Portfolio's operations). Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2003

Common Stock (95.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.2%)		
*Bed Bath & Beyond, Inc.	157,700	6,836
Best Buy Co., Inc.	65,700	3,432
*Comcast Corp. — Class A	117,084	3,849
Fortune Brands, Inc.	196,100	14,020
Gannett Co., Inc.	36,500	3,254
Harley-Davidson, Inc.	194,200	9,230
*InterActiveCorp	92,200	3,128
*Kohl's Corp.	197,600	8,880
Lowe's Companies, Inc.	114,800	6,359
McDonald's Corp.	194,100	4,820
The McGraw-Hill Companies, Inc.	120,500	8,425
Target Corp.	334,400	12,842
*Time Warner, Inc.	383,500	6,899
Tribune Co.	161,300	8,323
Viacom, Inc. — Class B	185,000	8,210
Wendy's International, Inc.	158,300	6,212
Total		**114,719**
Consumer Staples (9.2%)		
Altria Group, Inc.	146,200	7,956
Anheuser-Busch Companies, Inc.	89,700	4,725
The Coca-Cola Co.	125,000	6,344
Colgate-Palmolive Co.	86,500	4,329
*Dean Foods Co.	182,200	5,989
PepsiCo, Inc.	209,100	9,748
Wal-Mart Stores, Inc.	261,000	13,847
Walgreen Co.	233,300	8,487
Total		**61,425**
Energy (4.9%)		
ConocoPhillips	145,808	9,561
EOG Resources, Inc.	150,900	6,967
Exxon Mobil Corp.	277,634	11,382
*Nabors Industries, Ltd.	53,200	2,208
*Noble Corp.	68,300	2,444
Total		**32,562**
Financials (15.0%)		
American Express Co.	185,300	8,937
American International Group, Inc.	115,000	7,622
Citigroup, Inc.	346,900	16,838
Fifth Third Bancorp	125,950	7,444
The Goldman Sachs Group, Inc.	88,400	8,728
Lehman Brothers Holdings, Inc.	123,300	9,521
Morgan Stanley	190,500	11,024
Principal Financial Group, Inc.	280,300	9,270
Prudential Financial, Inc.	119,700	5,000
Wachovia Corp.	69,900	3,257
Wells Fargo & Co.	208,600	12,284
Total		**99,925**

Common Stock (95.6%)	Shares/ $ Par	Value $ (000's)
Health Care (15.2%)		
Abbott Laboratories	147,400	6,869
AmerisourceBergen Corp.	100,700	5,654
*Amgen, Inc.	161,300	9,968
*Boston Scientific Corp.	76,800	2,823
Eli Lilly and Co.	120,600	8,482
*Forest Laboratories, Inc.	122,800	7,589
*Gilead Sciences, Inc.	51,500	2,994
Johnson & Johnson	147,500	7,620
Medtronic, Inc.	336,400	16,352
Pfizer, Inc.	510,150	18,024
Teva Pharmaceutical Ind Spon ADR	178,800	10,140
UnitedHealth Group, Inc.	81,800	4,759
Total		**101,274**
Industrials (5.4%)		
*American Standard Companies, Inc.	121,900	12,275
FedEx Corp.	141,300	9,538
General Electric Co.	465,200	14,412
Total		**36,225**
Information Technology (23.3%)		
*Affiliated Computer Services, Inc. — Class A	61,300	3,338
Analog Devices, Inc.	114,300	5,218
*Applied Materials, Inc.	211,700	4,753
*ASML Holding N.V.	197,600	3,962
*Broadcom Corp. — Class A	91,900	3,133
*Cisco Systems, Inc.	477,500	11,598
*Dell, Inc.	188,200	6,391
*Electronic Arts, Inc.	21,500	1,027
*EMC Corp.	269,600	3,483
First Data Corp.	216,200	8,884
*Fiserv, Inc.	163,062	6,443
Hewlett-Packard Co.	448,100	10,293
Intel Corp.	580,300	18,686
International Business Machines Corp.	144,200	13,364
*Intuit, Inc.	86,500	4,577
Microsoft Corp.	923,700	25,438
Nokia Corp., ADR	417,500	7,098
*NVIDIA Corp.	146,400	3,404
*Taiwan Semiconductor, ADR	482,500	4,941
Texas Instruments, Inc.	282,400	8,297
Total		**154,328**
Materials (2.3%)		
Air Products and Chemicals, Inc.	154,800	8,179
Ecolab, Inc.	132,900	3,637
PPG Industries, Inc.	59,300	3,796
Total		**15,612**

Common Stock (95.6%)	Shares/ $ Par	Value $ (000's)
Other Holdings (1.9%)		
*Nasdaq-100 Trust, Series 1	79,500	2,895
*Semiconductor Holders Trust	233,400	9,663
Total		**12,558**
Telecommunication Services (1.2%)		
Vodafone Group PLC, ADR	314,700	7,880
Total		**7,880**
Total Common Stock (Cost: $556,781)		**636,508**

Money Market Investment (4.0%)		
Banks (0.4%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	2,400,000	2,400
Total		**2,400**
Federal Government and Agencies (0.6%)		
Federal Home Loan Mortgage Co., 1.065%, 2/5/04	4,000,000	3,996
Total		**3,996**
Finance Services (3.0%)		
(b)Preferred Rec Funding, 1.08%, 1/9/04	20,000,000	19,995
Total		**19,995**
Total Money Market Investment (Cost: $26,391)		**26,391**
Total Investments (99.6%) (Cost $583,172)(a)		**662,899**
Other Assets, Less Liabilities (0.4%)		**2,972**
Total Net Assets (100.0%)		**665,871**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $583,801 and the net unrealized appreciation of investments based on that cost was $79,098 which is comprised of $94,100 aggregate gross unrealized appreciations and $15,002 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/03 $8,558)	32	03/04	$326

The Accompanying Notes are an Integral Part of the Financial Statements

Large Cap Core Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income, consistent with moderate investment risk	Actively manage a portfolio of equity securities with a goal of exceeding the total return of the S&P 500 Index.	$448 million

The Large Cap Core Stock Portfolio seeks long-term growth of capital and income by investing primarily in large capitalization companies. In selecting investments, management looks for characteristics such as strong management teams, solid balance sheets, consistent earnings growth and leading market shares. The portfolio is broadly diversified, with some representation in all ten S&P industry sectors, but with allocations among industries adjusted as appropriate for the economic outlook. The emphasis is on higher quality companies, with preference given to stocks that pay dividends.

In 2003, the Large Cap Core Stock Portfolio had a return of 24.05%, compared with 28.67% for the S&P 500 Index. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio's underperformance relative to the Index resulted mainly from its emphasis on relatively large, high quality issues at a time when market performance was dominated by stocks of smaller, less well established companies. Decisions regarding specific stocks were a greater factor in relative performance than industry sector positions. Several stocks held early in the year, including Newell-Rubbermaid, Avery Dennison, Freddie Mac and Marsh McLennan, reported disappointing results or other bad news; these positions have been eliminated. Also negative for performance was an overweighted position in media, with holdings such as Viacom and Liberty Media.

On the positive side, performance benefited from overweighted positions through much of the year in materials, telecom and utilities, as these cyclical industry groups performed well in a recovering economy. An overweight in wireless telecommunication, where the largest holding is Nextel, also proved positive. Also positive was an overweight in Information Technology, where Cisco and semiconductor stocks such as Intel did well.

Sector Allocation 12/31/03



Financials 16%
Energy 5%
Consumer Staples 9%
Consumer Discretionary 12%
Short-Term Investments & Other Net Assets 1%
Utilities 4%
14% Health Care
9% Industrials
20% Information Technology
6% Materials
4% Telecommunication Services

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Citigroup, Inc.	3.4%
Microsoft Corp.	3.2%
Cisco Systems, Inc.	2.7%
Pfizer, Inc.	2.6%
Intel Corp.	2.5%
Exxon Mobil Corp.	2.3%
General Electric Co.	2.2%
Wal-Mart Stores, Inc.	1.7%
Wells Fargo & Co.	1.7%
International Business Machines Corp.	1.6%

Relative Performance



$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
5/94
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
Large Cap Core Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	Since Inception*
Large Cap Core Stock Portfolio	24.05%	-3.86%	7.85%
S&P 500 Index	28.67%	-0.57%	11.70%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of the Portfolio's operations). Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (98.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (11.5%)		
*Bed Bath & Beyond, Inc.	52,000	2,254
Best Buy Co., Inc.	43,100	2,252
*Comcast Corp. — Class A	78,014	2,564
Fortune Brands, Inc.	60,000	4,289
Gannett Co., Inc.	24,000	2,140
*Kohl's Corp.	75,300	3,384
Lear Corp.	59,600	3,655
*Liberty Media Corp. — Class A	422,400	5,023
McDonald's Corp.	125,800	3,124
NIKE, Inc. — Class B	40,600	2,779
Omnicom Group, Inc.	30,000	2,620
Target Corp.	100,500	3,859
*Time Warner, Inc.	244,100	4,392
The TJX Companies, Inc.	91,800	2,024
Viacom, Inc. — Class B	67,800	3,009
Wendy's International, Inc.	100,800	3,955
Total		**51,323**
Consumer Staples (9.2%)		
Altria Group, Inc.	111,400	6,062
Anheuser-Busch Companies, Inc.	61,500	3,240
The Coca-Cola Co.	85,100	4,319
*Dean Foods Co.	88,550	2,911
The Gillette Co.	57,500	2,112
PepsiCo, Inc.	128,000	5,967
The Procter & Gamble Co.	59,000	5,893
Wal-Mart Stores, Inc.	144,100	7,644
Walgreen Co.	87,000	3,165
Total		**41,313**
Energy (5.3%)		
ConocoPhillips	86,144	5,648
Devon Energy Corp.	34,100	1,953
EOG Resources, Inc.	94,000	4,340
Exxon Mobil Corp.	246,400	10,103
*Noble Corp.	44,500	1,592
Total		**23,636**
Financials (15.7%)		
American Express Co.	60,200	2,903
American International Group, Inc.	89,500	5,932
Bank One Corp.	94,000	4,285
The Chubb Corp.	29,200	1,989
Citigroup, Inc.	313,000	15,193
Countrywide Credit Industries, Inc.	44,000	3,337
Fifth Third Bancorp	63,000	3,723
The Goldman Sachs Group, Inc.	49,200	4,858
The Hartford Financial Services Group, Inc.	35,900	2,119
Lehman Brothers Holdings, Inc.	57,400	4,432
Morgan Stanley	39,900	2,309
Prudential Financial, Inc.	110,000	4,595
U.S. Bancorp	165,800	4,938

Common Stock (98.7%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Wachovia Corp.	45,200	2,106
Wells Fargo & Co.	129,600	7,632
Total		**70,351**
Health Care (14.1%)		
Abbott Laboratories	93,900	4,376
AmerisourceBergen Corp.	44,400	2,493
*Amgen, Inc.	108,000	6,674
*Boston Scientific Corp.	51,700	1,900
Eli Lilly and Co.	81,300	5,718
*Forest Laboratories, Inc.	79,300	4,901
Guidant Corp.	58,500	3,522
Johnson & Johnson	88,300	4,562
Medtronic, Inc.	100,000	4,861
Pfizer, Inc.	328,712	11,613
Teva Pharmaceutical Ind Spon ADR	114,100	6,471
UnitedHealth Group, Inc.	46,100	2,682
Wyeth	75,600	3,209
Total		**62,982**
Industrials (8.7%)		
3M Co.	73,000	6,207
Canadian National Railway Co.	60,000	3,797
FedEx Corp.	50,600	3,416
General Electric Co.	314,600	9,745
Honeywell International, Inc.	89,790	3,002
Lockheed Martin Corp.	69,000	3,547
Union Pacific Corp.	4,700	327
United Technologies Corp.	55,000	5,212
Waste Management, Inc.	121,000	3,582
Total		**38,835**
Information Technology (20.2%)		
Analog Devices, Inc.	71,600	3,269
*Applied Materials, Inc.	144,100	3,235
*ASML Holding N.V.	135,400	2,715
*Broadcom Corp. — Class A	62,900	2,144
*Cisco Systems, Inc.	498,000	12,096
*Dell, Inc.	108,500	3,685
*EMC Corp.	170,700	2,205
First Data Corp.	133,700	5,494
*Fiserv, Inc.	105,300	4,160
Hewlett-Packard Co.	229,602	5,274
Intel Corp.	345,000	11,109
International Business Machines Corp.	74,700	6,923
Microsoft Corp.	514,200	14,162
Nokia Corp., ADR	263,430	4,478
*NVIDIA Corp.	100,100	2,327
*Oracle Corp.	166,400	2,196
*Taiwan Semiconductor, ADR	318,400	3,260
Texas Instruments, Inc.	77,400	2,275
Total		**91,007**

Common Stock (98.7%)	Shares/ $ Par	Value $ (000's)
Materials (6.0%)		
Air Products and Chemicals, Inc.	65,700	3,471
Alcoa, Inc.	68,800	2,614
The Dow Chemical Co.	80,200	3,334
E. I. du Pont de Nemours And Co.	88,000	4,038
Ecolab, Inc.	32,600	892
Monsanto Co.	100,800	2,901
Newmont Mining Corp.	47,700	2,319
PPG Industries, Inc.	36,000	2,305
Temple-Inland, Inc.	46,900	2,939
Weyerhaeuser Co.	31,800	2,035
Total		**26,848**
Telecommunication Services (4.1%)		
*AT&T Wireless Services, Inc.	117,900	942
*Nextel Communications, Inc. — Class A	175,700	4,930
SBC Communications, Inc.	114,000	2,972
Verizon Communications, Inc.	163,548	5,737
Vodafone Group PLC, ADR	144,000	3,606
Total		**18,187**
Utilities (3.9%)		
Dominion Resources, Inc.	65,000	4,149
DTE Energy Co.	50,100	1,974
Edison International	70,501	1,546
*PG&E Corp.	178,600	4,960
Pinnacle West Capital Corp.	116,862	4,677
Total		**17,306**
Total Common Stock (Cost: $403,762)		**441,788**

Money Market Investment (1.7%)	Shares/ $ Par	Value $ (000's)
Banks (1.7%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	7,600,000	7,600
Total Money Market Investment (Cost: $7,600)		**7,600**
Total Investments (100.4%) (Cost $411,362)(a)		**449,388**
Other Assets, Less Liabilities (-0.4%)		**(1,834)**
Total Net Assets (100.0%)		**447,554**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $412,521 and the net unrealized appreciation of investments based on that cost was $36,867 which is comprised of $59,274 aggregate gross unrealized appreciations and $22,407 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Capital Guardian Domestic Equity Portfolio

Objective:
Long-term growth of capital and income

Portfolio Strategy:
Invest in larger American companies that exhibit value characteristics relative to S&P 500 Index.

Net Assets:
$136 million

The Capital Guardian Domestic Equity Portfolio is constructed from the bottom-up by a group of experienced portfolio managers and analysts. This value-oriented Portfolio emphasizes stocks that have one or more of the following characteristics relative to the S&P 500 Index: lower price/earnings ratios, lower price to book value ratios, or higher dividend yields. The selection process focuses on individual stocks that are underpriced relative to their inherent value and long-term prospects, based largely on Capital Guardian's solid research capabilities. Industry selection receives minor consideration, and industry weightings may diverge significantly from the major market indices.

During 2003, the Portfolio had a return of 34.41%, outperforming the S&P 500 Index by more than five percentage points. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio began the year with a significantly overweighted position in cyclical industries such as industrials, machinery and materials, in the belief that this group of stocks would benefit from the anticipated economic recovery. This strategy contributed to results with several large holdings, including Ingersoll-Rand and UTX, up during the year. Information technology has not been an area of major emphasis for the portfolio, but performance benefited from a major recovery during 2003 in some holdings in this group such as Polycom that had been extremely weak in the previous year.

Also beneficial to performance was a large position in Fleet Boston, which reached an agreement in November to be acquired by Bank of America. This position has since been reduced and replaced in part by Wells Fargo.

The main detractor during the year was an overweight to the telecommunications services sector which broadly underperformed the market in 2003.

By the end of 2003, the Portfolio's structure had been shifted to place more emphasis on stable industries such as consumer products that are not highly sensitive to broad economic trends. Large holdings include Altria, Campbell Soup and Kraft Foods.

The Portfolio's largest position remains Sprint Corporation, a leading provider of long-distance and local telephone service, which could benefit from consolidation in this industry. Another large position is Air Products and Chemicals, an industrial company that has more exposure to technology than most chemical companies.

Sector Allocation 12/31/03



Financials 21%
Information Technology 4%
Utilities 8%
Telecommunication Services 7%
Short-Term Investments 5%
Industrials 14%
Consumer 17%
Energy 9%
Materials 8%
Health Care 7%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Sprint Corp.	3.3%
Air Products and Chemicals, Inc.	3.3%
Altria Group, Inc.	3.0%
General Electric Co.	2.9%
Bank One Corp.	2.8%
United Technologies Corp.	2.7%
Unocal Corp.	2.3%
The Hartford Financial Services Group, Inc.	2.3%
Ingersoll-Rand Co. - Class A	2.1%
FleetBoston Financial Corp.	2.1%

Relative Performance



$11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
Capital Guardian Domestic Equity Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Capital Guardian Domestic Equity Portfolio	34.41%	1.45%
S&P 500 Index	28.67%	-1.84%

*inception date of 7/31/01

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (92.5%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (5.5%)		
*AutoNation, Inc.	38,400	705
Carnival Corp Comm Paired Stk	27,400	1,089
Ford Motor Co.	21,300	341
*The Interpublic Group of Companies, Inc.	81,800	1,276
Knight-Ridder, Inc.	18,000	1,392
Starwood Hotels & Resorts Worldwide, Inc.	24,900	896
The Thomson Corp.	26,200	950
*Time Warner, Inc.	45,700	822
Total		**7,471**
Consumer Staples (9.5%)		
Altria Group, Inc.	74,500	4,055
Campbell Soup Co.	88,600	2,375
Colgate-Palmolive Co.	28,800	1,441
General Mills, Inc.	14,000	634
Kimberly-Clark Corp.	16,200	957
Kraft Foods, Inc. — Class A	70,700	2,278
Unilever NV	18,000	1,168
Total		**12,908**
Energy (9.0%)		
Baker Hughes, Inc.	45,000	1,447
ChevronTexaco Corp.	7,100	613
Exxon Mobil Corp.	24,300	996
Royal Dutch Petroleum Co.	33,200	1,739
Shell Transport & Trading Co., ADR	52,800	2,379
*Transocean Sedco Forex, Inc.	38,200	917
Unocal Corp.	86,300	3,179
Weatherford International, Ltd.	26,700	961
Total		**12,231**
Financials (21.3%)		
*Americredit Corp.	82,100	1,308
Bank One Corp.	82,700	3,770
The Chubb Corp.	5,300	361
Citigroup, Inc.	13,900	675
Everest Re Group, Ltd.	23,400	1,980
Fannie Mae	12,100	908
FleetBoston Financial Corp.	63,900	2,789
General Growth Properties, Inc.	61,800	1,715
The Goldman Sachs Group, Inc.	6,800	671
The Hartford Financial Services Group, Inc.	53,200	3,140
J.P. Morgan Chase & Co.	29,300	1,076
The PMI Group, Inc.	37,800	1,407
SLM Corp.	68,100	2,566
Travelers Property Casualty Corp. — Class A	36,510	613
Washington Mutual, Inc.	49,700	1,994
Wells Fargo & Co.	45,400	2,674
XL Capital, Ltd. Class A	16,100	1,249
Total		**28,896**

Common Stock (92.5%)	Shares/ $ Par	Value $ (000's)
Health Care (7.3%)		
AstraZeneca PLC ADR	44,400	2,148
Becton, Dickinson And Co.	49,500	2,036
CIGNA Corp.	6,400	368
Eli Lilly and Co.	22,800	1,604
*Lincare Holdings, Inc.	30,500	916
*PacifiCare Health Systems, Inc.	6,800	460
Pfizer, Inc.	45,100	1,593
*Triad Hospitals, Inc.	26,000	865
Total		**9,990**
Industrials (14.1%)		
Canadian National Railway Co.	4,500	285
Emerson Electric Co.	13,400	868
Fluor Corp.	18,100	717
General Electric Co.	127,800	3,958
Hubbell, Inc. — Class B	16,300	719
Ingersoll-Rand Co. — Class A	41,600	2,824
*Navistar International Corp.	23,100	1,106
Northrop Grumman Corp.	22,500	2,151
Raytheon Co.	41,800	1,256
Siemens AG ADR	8,200	656
Tyco International, Ltd.	20,100	533
Union Pacific Corp.	6,500	452
United Technologies Corp.	38,900	3,686
Total		**19,211**
Information Technology (4.4%)		
*Avnet, Inc.	49,600	1,074
*Cadence Design Systems, Inc.	74,700	1,343
Hewlett-Packard Co.	30,484	700
*Polycom, Inc.	12,300	240
Sabre Holdings Corp. — Class A	81,400	1,758
*Sun Microsystems, Inc.	206,000	925
Total		**6,040**
Materials (7.0%)		
Air Products and Chemicals, Inc.	85,400	4,512
Alcoa, Inc.	8,600	327
The Dow Chemical Co.	18,800	782
E. I. du Pont de Nemours And Co.	43,700	2,005
International Paper Co.	39,000	1,681
Nucor Corp.	3,900	218
Total		**9,525**
Telecommunication Services (6.6%)		
CenturyTel, Inc.	18,200	594
SBC Communications, Inc.	51,700	1,348
Sprint Corp.	275,400	4,522
Verizon Communications, Inc.	71,100	2,494
Total		**8,958**

Common Stock (92.5%)	Shares/ $ Par	Value $ (000's)
Utilities (7.8%)		
*The AES Corp.	110,900	1,047
American Electric Power Co., Inc.	33,400	1,019
Duke Energy Corp.	87,200	1,783
Equitable Resources, Inc.	14,900	640
FirstEnergy Corp.	16,200	570
*Kinder Morgan Management, LLC.	27,269	1,171
NiSource, Inc.	109,700	2,407
Pinnacle West Capital Corp.	50,400	2,017
Total		**10,654**
Total Common Stock (Cost: $108,534)		**125,884**

Preferred Stock (2.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (1.5%)		
Ford Motor Co. Capital Trust II	22,500	1,260
Interpublic Group, Inc.	14,200	811
Total		**2,071**
Materials (1.1%)		
Phelps Dodge Corp.	8,600	1,455
Total		**1,455**
Total Preferred Stock (Cost: $2,702)		**3,526**

Money Market Investments (4.8%)	Shares/ $ Par	Value $ (000's)
Banks (0.4%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	600,000	600
Total		**600**
Federal Government and Agencies (4.4%)		
Federal Home Loan Mortgage, 1.01%, 1/8/04	6,000,000	5,999
Total		**5,999**
Total Money Market Investment (Cost: $6,599)		**6,599**
Total Investments (99.9%) (Cost $117,835)(a)		**136,009**
Other Assets, Less Liabilities (0.1%)		**90**
Total Net Assets (100.0%)		**136,099**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $117,895 and the net unrealized appreciation of investments based on that cost was $18,114 which is comprised of $19,740 aggregate gross unrealized appreciations and $1,626 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Equity Income Portfolio

Objective:
Long-term growth of capital and income.

Portfolio Strategy:
Invest in the equity securities of established companies.

Net Assets:
$48 million

The objective of the T. Rowe Price Equity Income Portfolio is long-term growth of capital and income. Management seeks to achieve this objective mainly through investment in the stocks of well-established companies paying above-average dividends. A value approach is used in selecting investments, with an effort made to identify companies that are undervalued but have good prospects for capital appreciation and dividend growth. Management looks for characteristics such as an established operating history, above-average dividend yield, a low price/earnings ratio, sound financial condition, and a low stock price relative to a company's underlying value.

Since its inception date of May 1, 2003, the T. Rowe Price Equity Income Portfolio had a return of 23.64%, compared with 22.82% for the S&P 500 Index. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

Overweighting the strong industrials sector added significantly to relative results. Top contributors in the sector (and for the Portfolio) included Cooper Industries, which posted better-than-expected sales, and Rockwell Automation and Honeywell International, which were helped by a better outlook for defense spending and improved sentiment toward the aerospace industry.

In Financials, the Portfolio's performance was hurt by underweighting market-sensitive companies such as brokers and diversified financials. However, we added value with stock selection among banks. Top contributors in the group (and for the Portfolio overall) included FleetBoston Financial, which surged after agreeing to be acquired by BankAmerica at a significant premium, and BankAmerica itself.

Continued concern about generic competition and limited product pipelines weighed on Merck and Schering-Plough, which detracted from results.

Stock selection in the Consumer Discretionary sector was negative. Eastman Kodak detracted for the year even after a strong rebound in the fourth quarter.

Sector Allocation 12/31/03


Financials 19%
Energy 10%
Consumer Staples 6%
Consumer Discretionary 18%
Short-Term Investments & Other Net Assets 4%
9% Health Care
14% Industrials
4% Information Technology
6% Materials
6% Telecommunication Services
4% Utilities

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Exxon Mobil Corp.	2.0%
ChevronTexaco Corp.	1.9%
Merck & Co., Inc.	1.8%
Honeywell International, Inc.	1.8%
Bristol-Myers Squibb Co.	1.7%
General Electric Co.	1.6%
Verizon Communications, Inc.	1.5%
FleetBoston Financial Corp.	1.5%
Cooper Industries, Ltd. - Class A	1.4%
Time Warner, Inc.	1.4%

Relative Performance


$13,000
12,500
12,000
11,500
11,000
10,500
10,000
5/03
12/03
T. Rowe Price Equity Income Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	Since Inception#
T. Rowe Price Equity Income Portfolio	23.64%
S&P 500 Index	22.82%

#inception date of 5/1/03, returns not annualized

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.5%)		
The Black & Decker Corp.	3,300	163
*Comcast Corp. — Class A	13,300	437
Dow Jones & Co., Inc.	10,900	543
Eastman Kodak Co.	20,400	524
Ford Motor Co.	12,000	192
Fortune Brands, Inc.	6,600	472
Genuine Parts Co.	8,700	289
Hasbro, Inc.	13,800	294
Hilton Hotels Corp.	18,600	319
The Home Depot, Inc.	13,500	479
J. C. Penney Co., Inc.	2,400	63
Knight-Ridder, Inc.	6,200	480
The May Department Stores Co.	10,400	302
McDonald's Corp.	20,700	514
The New York Times Co. — Class A	11,400	545
Newell Rubbermaid, Inc.	21,300	485
The Reader's Digest Association, Inc. — Class A	3,500	51
Starwood Hotels & Resorts Worldwide, Inc.	12,000	432
*Time Warner, Inc.	36,900	663
*Toys R Us, Inc.	17,000	215
Viacom, Inc. — Class B	6,700	297
The Walt Disney Co.	24,200	565
Total		**8,324**
Consumer Staples (5.7%)		
Altria Group, Inc.	6,200	337
Brown-Forman Corp. — Class B	1,200	112
Campbell Soup Co.	15,300	410
The Clorox Co.	5,700	277
ConAgra Foods, Inc.	7,200	190
General Mills, Inc.	5,800	263
The Gillette Co.	8,700	320
Kimberly-Clark Corp.	7,500	443
Mccormick & Co., Inc.	900	27
UST, Inc.	9,100	325
Winn-Dixie Stores, Inc.	3,400	34
Total		**2,738**
Energy (9.8%)		
Amerada Hess Corp.	12,400	659
Anadarko Petroleum Corp.	7,200	367
Baker Hughes, Inc.	3,900	125
BP Amoco PLC, ADR	10,400	513
ChevronTexaco Corp.	10,400	898
Exxon Mobil Corp.	23,700	973
Marathon Oil Corp.	7,000	232
Royal Dutch Petroleum Co.	11,200	587
Schlumberger, Ltd.	5,400	295
Total		**4,649**

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Financials (18.7%)		
American Express Co.	10,800	521
American International Group, Inc.	3,800	252
Bank of America Corp.	5,400	434
Bank One Corp.	14,500	662
The Chubb Corp.	5,600	381
Citigroup, Inc.	7,600	369
Fannie Mae	5,000	375
FleetBoston Financial Corp.	16,500	721
J.P. Morgan Chase & Co.	11,200	411
Janus Capital Group, Inc.	5,200	85
John Hancock Financial Services, Inc.	3,394	127
Lincoln National Corp.	9,676	391
Marsh & Mclennan Companies, Inc.	12,400	595
Mellon Financial Corp.	13,900	446
Mercantile Bankshares Corp.	6,300	287
Morgan Stanley	6,100	353
National City Corp.	7,300	248
Northern Trust Corp.	5,000	232
SAFECO Corp.	11,900	463
Simon Property Group, Inc.	5,800	269
The St. Paul Companies, Inc.	7,500	297
Travelers Property Casualty Corp. — Class B	14,100	239
UnumProvident Corp.	21,500	339
Wells Fargo & Co.	4,600	271
Wilmington Trust Corp.	3,500	126
Total		**8,894**
Health Care (9.4%)		
Abbott Laboratories	7,600	354
Baxter International, Inc.	15,300	467
Becton, Dickinson And Co.	4,200	173
Bristol-Myers Squibb Co.	27,600	789
CIGNA Corp.	6,700	385
Johnson & Johnson	10,200	527
Merck & Co., Inc.	19,000	878
Schering-Plough Corp.	21,800	379
Wyeth	13,000	552
Total		**4,504**
Industrials (13.6%)		
The Boeing Co.	6,500	274
Cooper Industries, Ltd. — Class A	11,700	678
*The Dun & Bradstreet Corp.	4,300	218
Emerson Electric Co.	3,700	240
General Electric Co.	24,100	747
Honeywell International, Inc.	25,500	852
Hubbell, Inc. — Class B	4,400	194
Lockheed Martin Corp.	4,300	221
Norfolk Southern Corp.	15,100	357
Pall Corp.	15,300	410
Raytheon Co.	14,800	445

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
Rockwell Automation, Inc.	9,300	331
Rockwell Collins, Inc.	14,600	438
Union Pacific Corp.	8,700	604
Waste Management, Inc.	15,600	462
Total		**6,471**
Information Technology (4.3%)		
*Agere Systems, Inc.	17,300	53
Hewlett-Packard Co.	24,600	565
*Lucent Technologies, Inc.	37,600	107
Microsoft Corp.	14,200	391
Motorola, Inc.	28,000	394
Nokia Corp., ADR	15,700	267
Texas Instruments, Inc.	9,600	282
Total		**2,059**
Materials (6.2%)		
Alcoa, Inc.	6,700	255
The Dow Chemical Co.	11,900	495
E. I. du Pont de Nemours And Co.	10,400	477
Great Lakes Chemical Corp.	9,100	247
*Hercules, Inc.	16,400	200
International Flavors & Fragrances, Inc.	7,600	265
International Paper Co.	13,700	591
MeadWestvaco Corp.	4,900	146
Nucor Corp.	5,200	291
Total		**2,967**
Telecommunication Services (5.5%)		
ALLTEL Corp.	7,700	359
AT&T Corp.	13,600	276
*Qwest Communications International, Inc.	86,700	375
SBC Communications, Inc.	19,500	508
Sprint Corp.	21,700	356
Verizon Communications, Inc.	20,700	726
Total		**2,600**
Utilities (4.4%)		
Constellation Energy Group, Inc.	10,500	411
Duke Energy Corp.	24,800	507
El Paso Corp.	16,300	133
FirstEnergy Corp.	8,300	292
NiSource, Inc.	16,800	369
TECO Energy, Inc.	3,400	49
TXU Corp.	14,400	342
Total		**2,103**
Total Common Stock (Cost: $38,694)		**45,309**

Preferred Stock (0.5%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (0.2%)		
Ford Motor Co. Capital Trust II	1,400	78
Total		**78**
Information Technology (0.3%)		
Lucent Technologies, 8.00%, 8/1/31	165,000	177
Total		**177**
Total Preferred Stock (Cost: $219)		**255**
Money Market Investment (3.6%)		
Other Holdings (3.6%)		
Reserve Investment Fund	1,737,164	1,737
Total Money Market Investment (Cost: $1,737)		**1,737**
Total Investments (99.2%) (Cost $40,650)(a)		**47,301**
Other Assets, Less Liabilities (0.8%)		**363**
Total Net Assets (100.0%)		**47,664**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $40,650 and the net unrealized appreciation of investments based on that cost was $6,651 which is comprised of $6,825 aggregate gross unrealized appreciations and $174 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P 500 Index.

Net Assets:
$1.8 billion

The Index 500 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 2003, the 500 stocks in the Index had a median market capitalization of $9.1 billion and total market value of $10,286 billion. Of the 500 stocks, 424 are listed on the New York Stock Exchange, 74 on NASDAQ, and 2 on the American Stock Exchange.

This composite of 500 stocks of large U.S.-based companies, compiled by Standard & Poor's Corporation, is generally regarded as representative of the large-capitalization portion of the U.S. equity market; the Portfolio therefore provides participation in overall performance of the equity market. The Portfolio continues to achieve the objective of matching the results of the S&P 500 before expenses. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

Sector Allocation 12/31/03



Short-term Investments 2%
Financials 20%
Energy 6%
Consumer Staples 11%
Consumer Discretionary 11%
Utilities 3%
13% Health Care
11% Industrials
17% Information Technology
3% Materials
3% Telecommunication Services

Sector Allocation is based on equities.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
General Electric Co.	3.0%
Microsoft Corp.	2.9%
Pfizer, Inc.	2.6%
Exxon Mobil Corp.	2.6%
Citigroup, Inc.	2.4%
Wal-Mart Stores, Inc.	2.2%
Intel Corp.	2.0%
American International Group, Inc.	1.7%
Cisco Systems, Inc.	1.6%
International Business Machines Corp.	1.5%

Relative Performance



$50,000
40,000
30,000
20,000
10,000
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Index 500 Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Index 500 Stock Portfolio	28.43%	-0.54%	11.02%
S&P 500 Index	28.67%	-0.57%	11.06%

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. *Returns exclude deductions for separate account sales loads and account fees.* Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (11.1%)		
*American Greetings Corp. — Class A	11,100	243
*AutoNation, Inc.	46,200	849
*Autozone, Inc.	15,025	1,280
*Bed Bath & Beyond, Inc.	49,600	2,150
Best Buy Co., Inc.	54,150	2,829
*Big Lots, Inc.	19,600	279
The Black & Decker Corp.	13,000	641
Boise Cascade Corp.	14,300	470
Brunswick Corp.	15,200	484
Carnival Corp Comm Paired Stk	105,609	4,196
Centex Corp.	10,400	1,120
Circuit City Stores, Inc.	35,000	355
Clear Channel Communications, Inc.	103,150	4,831
*Comcast Corp. — Class A	377,670	12,413
Cooper Tire & Rubber Co.	12,400	265
Dana Corp.	24,950	458
Darden Restaurants, Inc.	27,550	580
Delphi Automotive Systems Corp.	93,987	960
Dillard's, Inc. — Class A	13,864	228
Dollar General Corp.	55,948	1,174
Dow Jones & Co., Inc.	13,620	679
Eastman Kodak Co.	48,083	1,234
*eBay, Inc.	107,700	6,956
Family Dollar Stores, Inc.	28,900	1,037
Federated Department Stores, Inc.	31,151	1,468
Ford Motor Co.	307,394	4,918
Fortune Brands, Inc.	24,367	1,742
Gannett Co., Inc.	45,250	4,034
The Gap, Inc.	149,975	3,481
General Motors Corp.	94,127	5,026
Genuine Parts Co.	29,200	969
*The Goodyear Tire & Rubber Co.	29,000	228
Harley-Davidson, Inc.	50,800	2,415
Harrah's Entertainment, Inc.	18,450	918
Hasbro, Inc.	29,125	620
Hilton Hotels Corp.	63,350	1,085
The Home Depot, Inc.	385,694	13,687
International Game Technology	57,900	2,067
*The Interpublic Group of Companies, Inc.	65,700	1,025
J. C. Penney Co., Inc.	45,550	1,197
Johnson Controls, Inc.	15,000	1,742
Jones Apparel Group, Inc.	21,200	747
KB Home	7,900	573
Knight-Ridder, Inc.	13,450	1,041
*Kohl's Corp.	56,967	2,560
Leggett & Platt Inc.	32,333	699
The Limited, Inc.	87,505	1,578
Liz Claiborne, Inc.	18,300	649
Lowe's Companies, Inc.	131,450	7,281

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued		
Marriott International, Inc. — Class A	39,100	1,806
Mattel, Inc.	73,688	1,420
The May Department Stores Co.	48,450	1,408
Maytag Corp.	13,133	366
McDonald's Corp.	213,478	5,301
The McGraw-Hill Companies, Inc.	32,060	2,242
Meredith Corp.	8,300	405
The New York Times Co. — Class A	25,070	1,198
Newell Rubbermaid, Inc.	46,092	1,050
NIKE, Inc. — Class B	44,300	3,033
Nordstrom, Inc.	22,767	781
*Office Depot, Inc.	51,957	868
Omnicom Group, Inc.	31,900	2,786
Pulte Corp.	10,300	964
Radioshack Corp.	27,800	853
Reebok International, Ltd.	9,900	389
Sears, Roebuck & Co.	42,550	1,936
The Sherwin-Williams Co.	24,513	852
Snap-on, Inc.	9,817	317
The Stanley Works	14,250	540
*Staples, Inc.	82,300	2,247
*Starbucks Corp.	65,650	2,170
Starwood Hotels & Resorts Worldwide, Inc.	33,800	1,216
Target Corp.	152,857	5,870
Tiffany & Co.	24,367	1,101
*Time Warner, Inc.	757,300	13,623
The TJX Companies, Inc.	85,700	1,890
*Toys R Us, Inc.	35,850	453
Tribune Co.	52,636	2,716
Tupperware Corp.	9,700	168
*Univision Communications, Inc. — Class A	54,000	2,143
V. F. Corp.	18,057	781
Viacom, Inc. — Class B	294,548	13,071
Visteon Corp.	21,683	226
The Walt Disney Co.	343,057	8,004
Wendy's International, Inc.	19,050	748
Whirlpool Corp.	11,550	839
*Yum! Brands, Inc.	49,280	1,695
Total		**194,937**
Consumer Staples (10.8%)		
Adolph Coors Co. — Class B	6,100	342
Alberto-Culver Co. — Class B	9,900	624
Albertson's, Inc.	61,554	1,394
Altria Group, Inc.	340,522	18,531
Anheuser-Busch Companies, Inc.	138,749	7,309
Archer-Daniels-Midland Co.	108,203	1,647

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Staples continued		
Avon Products, Inc.	39,600	2,673
Brown-Forman Corp. — Class B	10,209	954
Campbell Soup Co.	68,922	1,847
The Clorox Co.	36,350	1,765
The Coca-Cola Co.	412,475	20,933
Coca-Cola Enterprises, Inc.	75,900	1,660
Colgate-Palmolive Co.	90,322	4,521
ConAgra Foods, Inc.	90,067	2,377
*Costco Wholesale Corp.	76,664	2,850
CVS Corp.	66,267	2,394
General Mills, Inc.	62,567	2,834
The Gillette Co.	171,235	6,289
H.J. Heinz Co.	59,017	2,150
Hershey Foods Corp.	21,950	1,690
Kellogg Co.	68,457	2,607
Kimberly-Clark Corp.	85,056	5,026
*The Kroger Co.	126,105	2,334
Mccormick & Co., Inc.	23,400	704
The Pepsi Bottling Group, Inc.	45,000	1,088
PepsiCo, Inc.	289,530	13,498
The Procter & Gamble Co.	217,605	21,735
R.J. Reynolds Tobacco Holdings, Inc.	14,100	820
*Safeway, Inc.	74,100	1,624
Sara Lee Corp.	130,435	2,832
SUPERVALU, Inc.	22,450	642
SYSCO Corp.	109,025	4,059
UST, Inc.	27,967	998
Wal-Mart Stores, Inc.	733,200	38,897
Walgreen Co.	171,946	6,255
Winn-Dixie Stores, Inc.	23,350	232
Wm. Wrigley Jr. Co.	37,767	2,123
Total		**190,258**
Energy (5.7%)		
Amerada Hess Corp.	15,100	803
Anadarko Petroleum Corp.	41,862	2,135
Apache Corp.	27,123	2,200
Ashland, Inc.	11,500	507
Baker Hughes, Inc.	56,130	1,805
*BJ Services Co.	26,600	955
Burlington Resources, Inc.	33,683	1,865
ChevronTexaco Corp.	179,357	15,495
ConocoPhillips	114,110	7,482
Devon Energy Corp.	38,900	2,227
EOG Resources, Inc.	19,260	889
Exxon Mobil Corp.	1,113,756	45,665
Halliburton Co.	73,469	1,910
Kerr-McGee Corp.	16,905	786
Marathon Oil Corp.	52,009	1,721
*Nabors Industries, Ltd.	24,550	1,019
*Noble Corp.	22,450	803
Occidental Petroleum Corp.	64,220	2,713
*Rowan Companies, Inc.	15,750	365
Schlumberger, Ltd.	97,767	5,350

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Energy continued		
Sunoco, Inc.	12,950	662
*Transocean Sedco Forex, Inc.	53,651	1,288
Unocal Corp.	43,367	1,597
Total		**100,242**
Financials (20.3%)		
ACE, Ltd.	46,700	1,934
AFLAC, Inc.	86,250	3,121
The Allstate Corp.	118,128	5,082
Ambac Financial Group, Inc.	17,900	1,242
American Express Co.	215,975	10,416
American International Group, Inc.	437,830	29,018
AmSouth Bancorporation	58,855	1,442
Aon Corp.	52,500	1,257
Apartment Investment and Management Co. — Class A	15,800	545
Bank of America Corp.	250,801	20,171
The Bank of New York Co., Inc.	129,253	4,281
Bank One Corp.	189,686	8,648
BB&T Corp.	90,600	3,501
The Bear Stearns Companies, Inc.	16,695	1,335
Capital One Financial Corp.	38,100	2,335
The Charles Schwab Corp.	227,239	2,691
Charter One Financial, Inc.	37,820	1,307
The Chubb Corp.	31,450	2,142
Cincinnati Financial Corp.	26,880	1,126
Citigroup, Inc.	864,348	41,954
Comerica, Inc.	29,450	1,651
Countrywide Credit Industries, Inc.	30,300	2,298
Equity Office Properties Trust	66,900	1,917
Equity Residential Properties Trust	45,900	1,355
Fannie Mae	163,448	12,268
Federated Investors, Inc. — Class B	18,200	534
Fifth Third Bancorp	95,634	5,652
First Tennessee National Corp.	21,100	931
FleetBoston Financial Corp.	176,605	7,709
Franklin Resources, Inc.	42,150	2,194
Freddie Mac	116,786	6,811
Golden West Financial Corp.	25,550	2,637
The Goldman Sachs Group, Inc.	79,600	7,859
The Hartford Financial Services Group, Inc.	47,350	2,795
Huntington Bancshares, Inc.	38,342	863
J.P. Morgan Chase & Co.	341,748	12,552
Janus Capital Group, Inc.	40,129	659
Jefferson-Pilot Corp.	23,834	1,207
John Hancock Financial Services, Inc.	48,500	1,819
Keycorp	70,575	2,069
Lehman Brothers Holdings, Inc.	46,122	3,562
Lincoln National Corp.	29,840	1,205
Loews Corp.	31,167	1,541
Marsh & Mclennan Companies, Inc.	89,380	4,280
Marshall & Ilsley Corp.	38,100	1,457
MBIA, Inc.	24,350	1,442

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Financials continued		
MBNA Corp.	214,415	5,328
Mellon Financial Corp.	72,268	2,321
Merrill Lynch & Co., Inc.	156,900	9,202
MetLife, Inc.	127,536	4,294
MGIC Investment Corp.	16,500	940
Moody's Corp.	25,075	1,518
Morgan Stanley	182,513	10,562
National City Corp.	103,097	3,499
North Fork Bancorporation, Inc.	25,500	1,032
Northern Trust Corp.	37,050	1,720
Plum Creek Timber Co., Inc. (Reit)	30,700	935
The PNC Financial Services Group, Inc.	46,967	2,571
Principal Financial Group, Inc.	54,300	1,796
The Progressive Corp.	36,500	3,051
Prologis	30,100	966
*Providian Financial Corp.	48,657	566
Prudential Financial, Inc.	91,600	3,826
Regions Financial Corp.	37,386	1,391
SAFECO Corp.	23,250	905
Simon Property Group, Inc.	32,300	1,497
SLM Corp.	75,642	2,850
SouthTrust Corp.	56,667	1,855
The St. Paul Companies, Inc.	38,272	1,517
State Street Corp.	55,900	2,911
SunTrust Banks, Inc.	47,233	3,377
Synovus Financial Corp.	50,550	1,462
T. Rowe Price Group, Inc.	20,700	981
Torchmark Corp.	19,150	872
Travelers Property Casualty Corp. — Class B	168,947	2,867
U.S. Bancorp	323,221	9,626
Union Planters Corp.	32,937	1,037
UnumProvident Corp.	49,631	783
Wachovia Corp.	223,581	10,417
Washington Mutual, Inc.	154,887	6,214
Wells Fargo & Co.	281,880	16,600
XL Capital, Ltd. Class A	22,900	1,776
Zions Bancorporation	15,100	926
Total		**356,806**
Health Care (13.1%)		
Abbott Laboratories	262,250	12,221
Aetna, Inc.	25,777	1,742
Allergan, Inc.	21,867	1,680
AmerisourceBergen Corp.	18,800	1,056
*Amgen, Inc.	216,617	13,386
*Anthem, Inc.	23,300	1,748
Applera Corp. — Applied Biosystems Group	35,033	726
Bausch & Lomb, Inc.	8,900	462
Baxter International, Inc.	102,200	3,119
Becton, Dickinson And Co.	42,650	1,755
*Biogen IDEC, Inc.	54,890	2,019
Biomet, Inc.	43,045	1,567
*Boston Scientific Corp.	138,172	5,079

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
Bristol-Myers Squibb Co.	325,308	9,304
C. R. Bard, Inc.	8,650	703
Cardinal Health, Inc.	74,925	4,582
*Chiron Corp.	31,322	1,785
CIGNA Corp.	23,529	1,353
Eli Lilly and Co.	188,406	13,251
*Express Scripts, Inc.	13,200	877
*Forest Laboratories, Inc.	61,266	3,786
*Genzyme Corp.	37,300	1,840
Guidant Corp.	51,688	3,112
HCA, Inc.	83,811	3,601
Health Management Associates, Inc. — Class A	40,200	965
*Humana, Inc.	27,100	619
IMS Health, Inc.	40,167	999
Johnson & Johnson	498,037	25,728
*King Pharmaceuticals, Inc.	40,466	618
Manor Care, Inc.	14,900	515
McKesson HBOC, Inc.	48,705	1,566
*Medco Health Solutions, Inc.	45,372	1,542
*MedImmune, Inc.	41,900	1,064
Medtronic, Inc.	204,200	9,926
Merck & Co., Inc.	375,720	17,357
*Millipore Corp.	8,100	349
Pfizer, Inc.	1,306,634	46,162
*Quest Diagnostics Inc.	17,700	1,294
Schering-Plough Corp.	246,550	4,288
*St. Jude Medical, Inc.	28,800	1,767
Stryker Corp.	33,450	2,844
*Tenet Healthcare Corp.	77,850	1,249
UnitedHealth Group, Inc.	100,072	5,822
*Watson Pharmaceuticals, Inc.	18,100	833
*Wellpoint Health Networks, Inc. — Class A	24,600	2,386
Wyeth	223,429	9,485
*Zimmer Holdings, Inc.	38,037	2,678
Total		**230,810**
Industrials (10.7%)		
3M Co.	131,376	11,171
*Allied Waste Industries, Inc.	35,150	488
American Power Conversion Corp.	33,150	811
*American Standard Companies, Inc.	12,100	1,218
*Apollo Group, Inc. — Class A	29,500	2,006
Avery Dennison Corp.	18,550	1,039
The Boeing Co.	141,176	5,949
Burlington Northern Santa Fe Corp.	62,485	2,021
Caterpillar, Inc.	57,888	4,806
*Cendant Corp.	170,133	3,789
Cintas Corp.	28,633	1,435
Cooper Industries, Ltd. — Class A	15,400	892
Crane Co.	9,975	307
CSX Corp.	35,950	1,292
Cummins, Inc.	7,000	343
Danaher Corp.	25,700	2,358

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
Deere & Co.	40,160	2,612
Delta Air Lines, Inc.	20,467	242
Deluxe Corp.	8,851	366
Dover Corp.	33,967	1,350
Eaton Corp.	12,600	1,361
Emerson Electric Co.	70,650	4,575
Equifax, Inc.	23,500	576
FedEx Corp.	50,120	3,383
Fluor Corp.	13,700	543
General Dynamics Corp.	33,100	2,992
General Electric Co.	1,681,306	52,088
Goodrich Corp.	19,700	585
H&R Block, Inc.	30,150	1,669
Honeywell International, Inc.	144,350	4,826
Illinois Tool Works, Inc.	51,700	4,338
Ingersoll-Rand Co. — Class A	28,780	1,954
ITT Industries, Inc.	15,500	1,150
Lockheed Martin Corp.	75,708	3,891
Masco Corp.	78,900	2,163
*Monster Worldwide, Inc.	18,867	414
*Navistar International Corp.	11,450	548
Norfolk Southern Corp.	65,457	1,548
Northrop Grumman Corp.	30,710	2,936
PACCAR, Inc.	19,605	1,669
Pall Corp.	20,850	559
Parker-Hannifin Corp.	19,875	1,183
Pitney Bowes, Inc.	39,237	1,594
*Power-One, Inc.	13,800	149
R. R. Donnelley & Sons Co.	19,034	574
Raytheon Co.	69,500	2,088
*Robert Half International, Inc.	28,640	668
Rockwell Automation, Inc.	31,050	1,105
Rockwell Collins, Inc.	30,050	902
Ryder System, Inc.	10,600	362
Southwest Airlines Co.	131,367	2,120
Textron, Inc.	22,750	1,298
*Thomas & Betts Corp.	9,700	222
Tyco International, Ltd.	335,208	8,883
Union Pacific Corp.	42,760	2,971
United Parcel Service, Inc. — Class B	188,800	14,075
United Technologies Corp.	78,667	7,455
W.W. Grainger, Inc.	15,300	725
Waste Management, Inc.	99,385	2,942
Total		**187,579**
Information Technology (17.4%)		
(b)*ADC Telecommunications, Inc.	134,950	401
Adobe Systems, Inc.	39,125	1,538
*Advanced Micro Devices, Inc.	58,200	867
*Agilent Technologies, Inc.	79,137	2,314
*Altera Corp.	64,211	1,458
Analog Devices, Inc.	61,257	2,796
*Andrew Corp.	25,737	296
*Apple Computer, Inc.	60,800	1,299

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Applied Materials, Inc.	278,100	6,243
*Applied Micro Circuits Corp.	51,100	306
Autodesk, Inc.	18,734	460
Automatic Data Processing, Inc.	100,350	3,975
*Avaya, Inc.	69,916	905
*BMC Software, Inc.	38,160	712
*Broadcom Corp. — Class A	49,800	1,698
*CIENA Corp.	79,000	525
*Cisco Systems, Inc.	1,177,800	28,609
*Citrix Systems, Inc.	27,620	586
Computer Associates International, Inc.	97,092	2,654
*Computer Sciences Corp.	31,450	1,391
*Compuware Corp.	64,257	388
*Comverse Technology, Inc.	31,600	556
*Concord EFS, Inc.	81,700	1,212
*Convergys Corp.	23,950	418
*Corning, Inc.	223,400	2,330
*Dell, Inc.	431,033	14,638
*Electronic Arts, Inc.	49,400	2,360
Electronic Data Systems Corp.	80,467	1,975
*EMC Corp.	368,174	4,757
First Data Corp.	124,226	5,104
*Fiserv, Inc.	32,525	1,285
*Gateway, Inc.	54,350	250
Hewlett-Packard Co.	512,326	11,768
Intel Corp.	1,092,463	35,177
International Business Machines Corp.	290,339	26,909
*Intuit, Inc.	34,400	1,820
*Jabil Circuit, Inc.	33,367	944
*JDS Uniphase Corp.	240,000	876
*KLA-Tencor Corp.	31,900	1,872
*Lexmark International Group, Inc. — Class A	21,500	1,691
Linear Technology Corp.	52,550	2,211
*LSI Logic Corp.	63,600	564
*Lucent Technologies, Inc.	698,136	1,983
Maxim Integrated Products, Inc.	54,500	2,714
*Mercury Interactive Corp.	14,500	705
*Micron Technology, Inc.	102,350	1,379
Microsoft Corp.	1,814,700	49,976
Molex, Inc.	32,050	1,118
Motorola, Inc.	390,577	5,495
*National Semiconductor Corp.	30,843	1,216
*NCR Corp.	15,900	617
*Network Appliance, Inc.	57,400	1,178
*Novell, Inc.	62,300	655
*Novellus Systems, Inc.	25,400	1,068
*NVIDIA Corp.	26,700	621
*Oracle Corp.	878,325	11,594
*Parametric Technology Corp.	44,080	174
Paychex, Inc.	63,235	2,352
*Peoplesoft, Inc.	61,100	1,393
PerkinElmer, Inc.	21,300	364
*PMC-Sierra, Inc.	28,600	576

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*QLogic Corp.	15,850	818
QUALCOMM, Inc.	133,167	7,182
Sabre Holdings Corp. — Class A	24,067	520
*Sanmina-SCI Corp.	85,600	1,079
Scientific-Atlanta, Inc.	25,000	683
*Siebel Systems, Inc.	82,900	1,150
*Solectron Corp.	139,300	823
*Sun Microsystems, Inc.	541,997	2,434
*SunGard Data Systems, Inc.	47,900	1,327
*Symantec Corp.	50,900	1,764
Symbol Technologies, Inc.	38,650	653
Tektronix, Inc.	14,260	451
*Tellabs, Inc.	69,292	584
*Teradyne, Inc.	31,650	805
Texas Instruments, Inc.	290,500	8,535
*Thermo Electron Corp.	27,200	685
*Unisys Corp.	55,250	820
*VERITAS Software Corp.	71,432	2,654
*Waters Corp.	20,600	683
*Xerox Corp.	132,700	1,831
*Xilinx, Inc.	57,200	2,216
*Yahoo!, Inc.	109,000	4,924
Total		**305,937**
Materials (3.0%)		
Air Products and Chemicals, Inc.	38,167	2,016
Alcoa, Inc.	142,007	5,396
Allegheny Technologies, Inc.	13,417	177
Ball Corp.	9,466	564
Bemis Co., Inc.	8,950	448
The Dow Chemical Co.	154,109	6,407
E. I. du Pont de Nemours And Co.	167,228	7,675
Eastman Chemical Co.	13,025	515
Ecolab, Inc.	43,600	1,193
Engelhard Corp.	21,000	629
Freeport-McMoRan Copper & Gold, Inc. — Class B	28,281	1,191
Georgia-Pacific Corp.	42,604	1,307
Great Lakes Chemical Corp.	8,400	228
*Hercules, Inc.	18,400	224
International Flavors & Fragrances, Inc.	15,800	552
International Paper Co.	80,466	3,469
*Louisiana-Pacific Corp.	17,600	315
MeadWestvaco Corp.	33,579	999
Monsanto Co.	43,953	1,265
Newmont Mining Corp.	72,480	3,523
Nucor Corp.	13,133	735
*Pactiv Corp.	26,400	631
*Phelps Dodge Corp.	14,924	1,136
PPG Industries, Inc.	28,467	1,822
Praxair, Inc.	54,700	2,090
Rohm And Haas Co.	37,280	1,592
*Sealed Air Corp.	14,221	770
Sigma-Aldrich Corp.	11,900	680
Temple-Inland, Inc.	9,100	570
United States Steel Corp.	17,350	608
Vulcan Materials Co.	17,100	813
Weyerhaeuser Co.	36,780	2,354
Worthington Industries, Inc.	14,400	260
Total		**52,154**

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Telecommunication Services (3.4%)		
ALLTEL Corp.	52,357	2,439
AT&T Corp.	132,207	2,684
*AT&T Wireless Services, Inc.	455,297	3,638
BellSouth Corp.	309,965	8,772
CenturyTel, Inc.	24,100	786
*Citizens Communications Co.	47,700	592
*Nextel Communications, Inc. — Class A	184,550	5,178
*Qwest Communications International, Inc.	284,535	1,229
SBC Communications, Inc.	557,747	14,541
Sprint Corp.	151,609	2,489
*Sprint Corp. (PCS Group)	173,560	975
Verizon Communications, Inc.	462,542	16,227
Total		**59,550**
Utilities (2.8%)		
*The AES Corp.	104,000	982
*Allegheny Energy, Inc.	21,100	269
Ameren Corp.	27,167	1,250
American Electric Power Co., Inc.	66,240	2,021
*Calpine Corp.	69,360	334
CenterPoint Energy, Inc.	51,262	497
Cinergy Corp.	29,784	1,156
*CMS Energy Corp.	27,000	230
Consolidated Edison, Inc.	37,750	1,624
Constellation Energy Group, Inc.	28,000	1,096
Dominion Resources, Inc.	54,295	3,466
DTE Energy Co.	28,250	1,113
Duke Energy Corp.	151,730	3,103
*Dynegy, Inc. — Class A	62,900	269
Edison International	54,720	1,200
El Paso Corp.	100,771	825
Entergy Corp.	38,209	2,183
Exelon Corp.	54,712	3,631
FirstEnergy Corp.	54,665	1,924
FPL Group, Inc.	30,857	2,019
KeySpan Corp.	26,600	979
Kinder Morgan, Inc.	20,667	1,221
Nicor, Inc.	7,350	250
NiSource, Inc.	44,073	967
Peoples Energy Corp.	6,100	256
*PG&E Corp.	69,125	1,920
Pinnacle West Capital Corp.	15,300	612
PPL Corp.	29,634	1,296
Progress Energy, Inc.	40,892	1,851
Public Service Enterprise Group, Inc.	38,036	1,666
Sempra Energy	37,502	1,127
The Southern Co.	122,300	3,701
TECO Energy, Inc.	31,500	454
TXU Corp.	54,065	1,282
The Williams Companies, Inc.	86,900	853
Xcel Energy, Inc.	66,920	1,136
Total		**48,763**
Total Common Stock (Cost: $1,358,297)		**1,727,036**

Money Market Investments (1.7%)	Shares/ $ Par	Value $ (000's)
Autos (0.6%)		
(b)Toyota Motor Credit Corp., 1.02%, 2/12/04	10,000,000	9,988
Total		**9,988**
Banks (0.3%)		
(b)UBS Finance Delaware LLC, 0.95%, 1/2/04	5,400,000	5,400
Total		**5,400**
Federal Government and Agencies (0.2%)		
(b)Federal Home Loan Mortgage Co., 1.065%, 2/5/04	3,000,000	2,997
(b)Federal National Mortgage Association, 1.04%, 2/2/04	1,000,000	999
Total		**3,996**
Short Term Business Credit (0.6%)		
(b)Transamerica Financial, 1.05%, 1/16/04	10,000,000	9,996
Total		**9,996**
Total Money Market Investment (Cost: $29,380)		**29,380**
Total Investments (100.0%) (Cost $1,387,677)(a)		**1,756,416**
Other Assets, Less Liabilities (0.0%)		**(296)**
Total Net Assets (100.0%)		**1,756,120**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $1,391,390 and the net unrealized appreciation of investments based on that cost was $365,026 which is comprised of $536,711 aggregate gross unrealized appreciations and $171,685 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / Depreciation (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/03 $28,340)	106	03/04	$1,091

The Accompanying Notes are an Integral Part of the Financial Statements

Asset Allocation Portfolio

Objective:
Realize highest total return, including current income and capital appreciation, consistent with reasonable investment risk

Portfolio Strategy:
Flexible policy of allocating assets among stocks, bonds and cash, with mix adjusted to capitalize on changing financial markets and economic conditions.

Net Assets:
$130 million

The Asset Allocation Portfolio invests in seven categories of assets: large capitalization stocks, small capitalization stocks, foreign stocks, investment grade bonds, below investment grade bonds, convertible securities and cash equivalents. The proportion of investments in each category is adjusted as appropriate to take advantage of market trends and opportunities, and securities within each category are actively managed by a team of investment professionals. The Portfolio is managed to maintain broad diversification, while blending asset classes to achieve both capital appreciation and current income.

Comparison of returns of the Asset Allocation Portfolio with stock or bond indices is of limited usefulness because there is no index that includes both equity and debt securities. During 2003 the stock market was quite strong, following three years of negative returns. Bonds also provided positive returns for the year. Among both stocks and bonds, riskier securities performed better than higher quality issues.

As expected, the Portfolio's performance for the year was a blend of stock and bond performance, with a total return of 20.63%, below the return of 28.67% from the S&P 500 Index, but above the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 4.12%. Neither of these benchmarks reflect the deduction of fees that exist with a managed portfolio.

An overweighted position in equities through most of the year was an important factor in the Portfolio's performance. This position was increased and decreased as appropriate to take advantage of market moves. Especially beneficial was a higher than usual proportion of foreign stocks, which benefited from a weak dollar as well as from strength in most international stock markets. Overweighted positions in small-cap stocks and in below investment grade bonds also proved advantageous. Partially offsetting these positives was stock selection within the large-cap sector of the portfolio, which was 34% of the total portfolio at the end of 2003. Within this category, some large holdings such as Newell Rubbermaid, Harley-Davidson and Kohl's have underperformed; these positions are gradually being reduced.

Percentage Holdings 12/31/03



Large Cap Stocks 34%
(includes S&P 500 Index Futures)
Short-Term Investments 6%
Small Cap Stocks 13%
Below Investment-Grade Bonds 8%
24% Investment-Grade Bonds
15% Foreign Stocks

Sector Allocation is based on Net Assets.
Sector Allocation is subject to change.

Relative Performance



$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
Asset Allocation Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Asset Allocation Portfolio	20.63%	2.43%
S&P 500 Index	28.67%	-1.84%
Merrill Lynch Domestic Master Index	4.12%	6.98%
Merrill Lynch 91 Day T-Bill Index	1.15%	1.79%

*inception date of 7/31/01

In the graph, the Portfolio is compared against three indices representing the three major components of the Fund: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's 500® Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury bill that matures closest to, but not beyond, three months from the rebalancing date.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other Portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account Report.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small-cap stocks also may carry additional risk. Small or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Domestic Common Stocks and Warrants (39.4%)	Shares/ $ Par	Value $ (000's)
Large Cap Common Stock (26.1%)		
Consumer Discretionary (4.9%)		
*Bed Bath & Beyond, Inc.	7,900	$ 342
Best Buy Co., Inc.	3,200	167
*Comcast Corp. — Class A	6,000	197
Fortune Brands, Inc.	11,400	816
Gannett Co., Inc.	3,700	330
Harley-Davidson, Inc.	10,100	480
*InterActiveCorp	5,700	193
*Kohl's Corp.	10,500	472
Lowe's Companies, Inc.	1,300	72
McDonald's Corp.	9,700	241
The McGraw-Hill Companies, Inc.	6,300	440
Omnicom Group, Inc.	5,700	498
Target Corp.	15,000	577
*Time Warner, Inc.	20,000	360
Tribune Co.	8,400	433
Viacom, Inc. — Class B	9,700	430
Wendy's International, Inc.	8,600	337
Total Consumer Discretionary		**6,385**
Consumer Staples (2.5%)		
Altria Group, Inc.	7,600	414
Anheuser-Busch Companies, Inc.	4,900	258
The Coca-Cola Co.	6,800	345
Colgate-Palmolive Co.	3,400	170
*Dean Foods Co.	8,850	291
PepsiCo, Inc.	10,800	503
Wal-Mart Stores, Inc.	15,500	823
Walgreen Co.	12,600	458
Total Consumer Staples		**3,262**
Energy (1.3%)		
ConocoPhillips	7,300	479
EOG Resources, Inc.	7,800	360
Exxon Mobil Corp.	15,200	623
*Nabors Industries, Ltd.	2,100	87
*Noble Corp.	2,900	104
Total Energy		**1,653**
Financials (3.8%)		
American Express Co.	5,000	241
American International Group, Inc.	9,600	636
The Chubb Corp.	4,500	306
Citigroup, Inc.	18,300	889
Countrywide Credit Industries, Inc.	1,066	81
Fifth Third Bancorp	6,800	402
The Goldman Sachs Group, Inc.	5,000	494
Lehman Brothers Holdings, Inc.	4,200	324
Morgan Stanley	9,100	527
Prudential Financial, Inc.	4,500	188
Wachovia Corp.	3,700	172
Wells Fargo & Co.	12,300	724
Total Financials		**4,984**

Large Cap Common Stock (26.1%)	Shares/ $ Par	Value $ (000's)
Health Care (3.8%)		
Abbott Laboratories	7,100	331
AmerisourceBergen Corp.	5,200	292
*Amgen, Inc.	11,500	711
*Boston Scientific Corp.	4,200	154
Eli Lilly and Co.	4,700	331
*Forest Laboratories, Inc.	6,500	402
*Gilead Sciences, Inc.	2,800	163
Johnson & Johnson	7,900	408
Medtronic, Inc.	17,800	865
Pfizer, Inc.	27,700	978
UnitedHealth Group, Inc.	4,700	273
Total Health Care		**4,908**
Industrials (1.4%)		
Canadian National Railway Co.	5,300	335
FedEx Corp.	1,500	101
General Electric Co.	25,400	787
Lockheed Martin Corp.	4,000	206
Union Pacific Corp.	4,800	334
Total Industrials		**1,763**
Information Technology (6.0%)		
*Affiliated Computer Services, Inc. — Class A	3,300	180
Analog Devices, Inc.	5,500	251
*Applied Materials, Inc.	11,400	256
*ASML Holding N.V.	10,800	217
*Broadcom Corp. — Class A	5,000	170
*Cisco Systems, Inc.	24,900	605
*Dell, Inc.	9,400	319
*Electronic Arts, Inc.	900	43
*EMC Corp.	18,370	237
First Data Corp.	10,600	436
*Fiserv, Inc.	8,400	332
Hewlett-Packard Co.	22,200	510
Intel Corp.	28,300	911
International Business Machines Corp.	6,800	630
*Intuit, Inc.	4,500	238
Microsoft Corp.	44,900	1,236
Nokia Corp., ADR	20,500	349
*NVIDIA Corp.	7,900	184
*Peoplesoft, Inc.	4,200	96
*Taiwan Semiconductor, ADR	25,400	260
Texas Instruments, Inc.	16,100	473
Total Information Technology		**7,933**
Materials (1.5%)		
Air Products and Chemicals, Inc.	8,500	449
Alcoa, Inc.	18,400	699
Ecolab, Inc.	7,200	197
Newmont Mining Corp.	3,900	190
Weyerhaeuser Co.	5,700	365
Total Materials		**1,900**

Large Cap Common Stock (26.1%)	Shares/ $ Par	Value $ (000's)
Other Holdings (0.6%)		
*Nasdaq-100 Trust, Series 1	4,800	175
*Semiconductor Holders Trust	16,200	670
Total Other Holdings		**845**
Telecommunication Services (0.3%)		
Vodafone Group PLC, ADR	16,800	421
Total Telecommunication Services		**421**
Total Large Cap Common Stock (Cost: $30,360)		**34,054**

Small Cap Common Stock (13.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (3.1%)		
*Alliance Gaming Corp.	7,100	175
*Ann Taylor Stores Corp.	4,350	170
*Coach, Inc.	4,500	170
*Digital Theater Systems, Inc.	3,500	86
*Emmis Communications Corp. — Class A	4,400	119
*Entercom Communications Corp. — Class A	4,300	228
Fairmont Hotels & Resorts, Inc.	5,400	147
*The Gymboree Corp.	8,100	140
Jones Apparel Group, Inc.	4,200	148
*Lamar Advertising Co. — Class A	6,200	231
Leggett & Platt Inc.	15,000	324
Michaels Stores, Inc.	8,700	385
*O'Reilly Automotive, Inc.	19,100	733
*Orbitz, Inc.	3,300	77
*Orient-Express Hotel, Ltd. — Class A	10,300	169
Polaris Industries, Inc.	2,000	177
*Sharper Image Corp.	4,600	150
*Stoneridge, Inc.	2,000	30
*Tempur-Pedic International, Inc.	3,693	57
*Tommy Hilfiger Corp.	7,900	117
*Westwood One, Inc.	5,300	181
Total Consumer Discretionary		**4,014**
Energy (0.6%)		
*BJ Services Co.	4,200	151
ENSCO International, Inc.	6,600	179
*Patterson-UTI Energy, Inc.	6,400	211
*Tom Brown, Inc.	5,000	161
*Weatherford International, Ltd.	3,900	140
Total Energy		**842**
Financials (1.1%)		
CIT Group Inc.	4,100	147
Investors Financial Services Corp.	15,300	587
Old Republic International Corp.	7,950	202
Radian Group, Inc.	3,600	176
SouthTrust Corp.	7,700	252
*Trammell Crow Co.	9,500	126
Total Financials		**1,490**
Health Care (3.0%)		
*Advancepcs	5,600	295
*Bio-Rad Laboratories, Inc. Class A	1,800	104

Small Cap Common Stock (13.3%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*Bradley Pharmaceuticals, Inc.	3,900	99
*DaVita, Inc.	29,300	1,143
Health Management Associates, Inc. — Class A	10,400	250
*Lincare Holdings, Inc.	10,300	309
*Patterson Dental Co.	8,100	520
*Province Healthcare Co.	20,750	332
*Psychiatric Solutions, Inc.	4,800	100
*Renal Care Group, Inc.	7,600	313
Select Medical Corp.	5,400	88
*Triad Hospitals, Inc.	5,300	176
*Universal Health Services, Inc. — Class B	2,700	145
Total Health Care		**3,874**
Industrials (2.0%)		
C.H. Robinson Worldwide, Inc.	8,300	315
Cintas Corp.	3,200	160
*The Corporate Executive Board Co.	4,600	215
*EGL, Inc.	6,600	116
*Hewitt Associates, Inc.	4,700	141
*Knight Transportation, Inc.	9,150	235
*L-3 Communications Holdings, Inc.	3,300	169
Manpower, Inc.	1,600	75
*Marlin Business Services Inc.	6,000	104
MSC Industrial Direct Co., Inc. — Class A	8,800	242
*Swift Transportation Co., Inc.	10,000	210
Teleflex, Inc.	10,700	517
*Tetra Tech, Inc.	2,364	59
Total Industrials		**2,558**
Information Technology (3.5%)		
*Amdocs, Ltd.	6,100	137
*Brooks Automation, Inc.	11,180	270
*Caci International, Inc. — Class A	2,300	112
CDW Corp.	3,300	191
*Cognos, Inc.	6,800	208
*Cree, Inc.	5,800	103
Diebold, Inc.	2,700	145
*Electronics for Imaging, Inc.	6,800	177
*EPIQ Systems, Inc.	8,850	152
*Hyperion Solutions Corp.	400	12
*Integtated Circuit Systems, Inc.	6,300	179
Intersil Corp. — Class A	8,700	216
*Mettler-Toledo International, Inc.	1,400	59
Microchip Technology, Inc.	7,700	257
*Netgear, Inc.	6,300	101
*Netscreen Technologies, Inc.	4,700	116
*Novellus Systems, Inc.	5,500	231
*O2Micro International, Ltd.	10,000	225
Paychex, Inc.	5,300	197
*Plexus Corp.	4,700	81
*QLogic Corp.	2,300	119
*Semtech Corp.	8,800	200
*SigmaTel, Inc.	2,713	67
*Tollgrade Communications, Inc.	4,800	84
*UTStarcom, Inc.	5,900	219
*Varian, Inc.	5,600	234

Small Cap Common Stock (13.3%)		Shares/ $ Par	Value $ (000's)
Information Technology continued			
*Verint Systems, Inc.		3,600	81
*Westell Technologies, Inc. — Class A		13,900	88
*Zebra Technologies Corp. — Class A		5,200	345
Total Information Technology			**4,606**
Total Small Cap Common Stock (Cost: $14,140)			**17,384**
Warrants (0.0%)			
Basic Materials (0.0%)			
Umicore-Strip VVPR		75	0
Total Basic Materials			**0**
Telecommunications (0.0%)			
Telecom — Wireless (0.0%)			
IWO Holdings, Inc., 144A		50	0
Total Telecommunications			**0**
Information Technology (0.0%)			
Belluna Co. Ltd.-Warrants		307	2
Total Warrants (Cost: $0)			**2**
Total Domestic Common Stocks and Warrants (Cost: $44,500)			**51,440**

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Basic Materials (0.6%)			
Alcan, Inc.	Canada	2,430	114
Arcelor	Luxembourg	8,735	153
BASF AG	Germany	2,220	125
*Ivanhoe Mines, Ltd.	Canada	8,125	64
Rio Tinto, Ltd.	Australia	4,260	119
*SGL Carbon AG	Germany	5,635	95
Union Miniere NPV	Belgium	1,545	108
Total Basic Materials			**778**
Consumer Cyclical (0.1%)			
Techtronics Industries Co.	Hong Kong	44,000	122
Total Consumer Cyclical			**122**
Consumer Discretionary (2.6%)			
*Alliance Atlantis Communications Inc. — B Shares	Canada	3,150	49
*Autogrill SPA	Italy	6,385	91
Autoliv	United States	3,345	127
Bayerische Motoren Werke (BMW) AG	Germany	3,150	147
*Belluna Co., Ltd.	Japan	1,720	63
The Berkeley Group PLC	United Kingdom	9,210	145
Beru AG	Germany	1,985	128
*British Sky Broadcasting Group PLC	United Kingdom	11,900	150
Consumer Discretionary continued			
Carnival Corp.	Panama	3,220	128
Denway Motors, Ltd.	Hong Kong	163,100	172
Esprit Holdings, Ltd.	Bermuda	46,500	155
Greek Organization of Football Prognostics	Greece	9,190	133
Honda Motor Co., Ltd.	Japan	3,700	164
Hyundai Motor Co., Ltd.	South Korea	4,050	172
Intercontinental Hotels Group PLC	United Kingdom	13,590	129
Li & Fung, Ltd.	Bermuda	66,000	113
MFI Furniture Group PLC	United Kingdom	34,960	95
Millennium & Copthorne Hotel	United Kingdom	11,990	65
News Corp, Ltd. ADR	United Kingdom	3,345	121
Porsche AG NON-VTG PFD.	Germany	87	51
Puma AG Rudolf Dassler Sport	Germany	1,320	233
Punch Taverns PLC	United Kingdom	17,435	136
Rank Group PLC	United Kingdom	10,425	52
Signet Group PLC	United Kingdom	79,055	146
Swatch Group	Switzerland	1,045	125
Uss Co., Ltd.	Japan	1,120	79
Walmart de Mexico — Series V	Mexico	41,245	117
Wolseley PLC	United Kingdom	9,825	139
Total Consumer Discretionary			**3,425**
Consumer Non-Cyclical (0.5%)			
*Iaws Group	Ireland	3,600	44
*Numico	Netherlands	2,560	71
SGS Societe Generale de Surveillance Holding SA	Switzerland	310	195
Swedish Match AB	Sweden	24,335	248
Tesco PLC	United Kingdom	29,365	135
Total Consumer Non-Cyclical			**693**
Consumer Staples (0.8%)			
Adecco SA — Reg	Switzerland	2,270	146
*Cott Corp Que	Canada	5,095	143
Interbrew	Belgium	1,895	51
Loreal	France	1,395	114
Luxottica Group Spons ADR	Italy	7,500	131
Nestle SA	Switzerland	640	160
Reckitt Benckiser PLC	United Kingdom	7,625	172
Roche Holdings	Switzerland	1,390	140
Total Consumer Staples			**1,057**

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Energy (0.7%)			
BG Group	United Kingdom	19,600	101
Encana Corp.	Canada	2,835	113
Eni SPA	Italy	7,675	145
Saipem SPA	Italy	15,475	125
Suncor Energy, Inc.	Canada	5,530	140
Technip	France	525	57
Total Fina Elf SA	France	1,000	185
Total Energy			**866**
Financials (2.5%)			
*Anglo Irish Bank Corp.	Ireland	21,892	344
Banco Popolare Di Verona	Italy	8,745	148
*Bank Rakyat Indonesia	Indonesia	794,000	118
BNP Paribas SA	France	3,175	199
Cattles PLC	United Kingdom	20,105	120
Corporacion Mapfre	Spain	12,350	175
*Danske Bank	Denmark	3,835	90
Depfa Bank PLC	Ireland	985	124
*Erste Bank Der Oester Spar/Ats	Austria	265	33
*Grupo Financiero Bbv Ban	Mexico	127,305	109
HSBC Holdings PLC	United Kingdom	8,559	135
ICICI Bank, Ltd.	India	17,382	113
ING Groep NV	Netherlands	5,750	134
*Kookmin Bank	South Korea	3,120	117
Man Group PLC	United Kingdom	7,385	193
Manulife Financial Corp	Canada	3,550	115
*Mitsubishi Tokyo Financial	Japan	12	94
*OM Hex AB	Sweden	10,455	130
*Otp Bank	Hungary	10,990	142
Royal Bank of Scotland Group PLC	United Kingdom	5,185	153
Royal BK OF Canada	Canada	2,670	128
*Swiss Life Holdings	Switzerland	835	153
*Topix Exchange Traded Fund	Japan	15,900	157
Total Financials			**3,224**
Health Care (1.5%)			
*Actelion, Ltd.	Switzerland	1,385	150
*Elekta AB B Shs	Sweden	5,860	110
Getinge AB	Sweden	12,880	124
Nobel Biocare AB	Sweden	10	1
Nobel Biocare Holding AG	Switzerland	1,190	121
Novartis AG	Switzerland	3,065	139
*ResMed Inc.	United States	2,880	120
Stada Arzneimittel AG	Germany	1,925	120

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Health Care continued			
Straumann AG	Switzerland	530	81
Synthes-Stratec, Inc.	Switzerland	139	138
*Taro Pharmaceuticals Inds Ltd	Israel	3,075	197
Teva Pharmaceutical Industries, Ltd. ADR	Israel	11,545	654
Total Health Care			**1,955**
Industrials (2.9%)			
A.P.MOLLER-MAERSK A/S	Denmark	20	138
Alfa Laval AB	Sweden	7,410	113
Atlas Copco AB Free	Sweden	4,230	151
Brisa Auto Estrada de Portufal SA	Portugal	18,285	122
*Chiyoda Corp.	Japan	22,000	135
Cobham PLC	United Kingdom	5,130	107
Compass Group PLC	United Kingdom	19,025	129
Crh PLC	Ireland	5,202	107
*Daewoo Shipbuilding & Marine Eng	South Korea	13,290	171
Deutsche Post AG	Germany	3,010	62
*Deutz AG New	Germany	493	2
*Easyjet PLC	United Kingdom	8,035	42
Exel PLC	United Kingdom	9,850	130
*Fraport AG	Germany	4,280	123
*Funai Electric CO Ltd.	Japan	900	124
*Golar Lng, Ltd.	Bermuda	9,860	142
Grupo Ferrovial	Spain	6,025	210
Iberia Lineas Aereas de Espana SA	Spain	49,125	141
Kamigumi Co., Ltd	Japan	9,000	64
Keyence Corp	Japan	700	148
*KLOCKNER-HUMBOLDT Deutz	Germany	1,980	8
Kubota Corp.	Japan	27,000	111
Meggitt PLC	United Kingdom	27,926	118
*Neptune Orient Lines	Singapore	97,000	123
Omron Corp.	Japan	7,200	146
Philips Electronics NV	Netherlands	5,875	172
Premier Farnell PLC	United Kingdom	29,135	122
Siemens AG	Germany	1,955	157
SMC Corp.	Japan	1,100	137
Thai Airways International PCL	Thailand	29,600	34
Vinci	France	2,330	192
Volvo AB — B Shares	Sweden	4,160	127
Total Industrials			**3,808**
Technology (1.5%)			
Asm Pacific Technology, Ltd.	Cayman Islands	27,000	118
*Asml Holding NV	Netherlands	5,075	101
*Business Objects S.A.	France	4,395	153
*Canon Inc.	Japan	3,000	140

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Technology continued			
*Chi Mei Optoelectronics	Taiwan	144,000	148
Citizens Electronics Co.	Japan	1,900	173
Dassault Systemes	France	3,340	152
*Epcos AG	Germany	5,200	117
Hoya Corp.	Japan	1,700	156
Indra Sistemas, S.A.	Spain	8,120	104
Infosys Technologies, Ltd.	India	1,058	129
*Neopost SA	France	2,370	120
*The Sage Group, PLC	United Kingdom	38,905	122
Samsung Electronics	South Korea	430	163
*Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	66,288	124
Total Technology			**2,020**
Telecommunications (1.4%)			
*Ericsson LM B Shares	Sweden	82,225	147
*France Telecom SA	France	3,855	110
*Kddi Corp.	Japan	33	189
*Mediaset SPA	Italy	11,785	140
*Mobistar SA	Belgium	4,055	229
*Modern Times Group AB — B Shares	Sweden	6,950	146
*Nokia AB OY	Finland	3,500	61
PT Telekomunikasi Indonesia	Indonesia	129,000	103
*Tele2 AB — B Shares	Sweden	2,955	158
*Telefonica SA	Spain	10,625	156
Teliasonera AB	Sweden	9,500	50
*Vivendi Universal SA	France	6,230	151
Vodafone Group PLC	United Kingdom	62,650	155
Total Telecommunications			**1,795**
Utilities (0.2%)			
Centrica PLC	United Kingdom	31,715	120
Iberdrola SA	Spain	5,325	105
Total Utilities			**225**
Total Foreign Common Stock (Cost: $15,010)			**19,968**

Preferred Stock (0.1%)	Shares/ $ Par	Value $ (000's)
Media (0.1%)		
Cable/Satellite (0.1%)		
Csc Holdings, Inc. — Series H	250	26
Csc Holdings, Inc., — Series M	500	53
Total Cable/Satellite		**79**
Telecommunications (0.0%)		
Telecom — Wireless (0.0%)		
Intermedia Communications, Inc.	2	0
Total Communications		**2**
Transportation (0.0%)		
Rail & Other (0.0%)		
American Commercial Lines LLC	261	0
Total Transportation		**0**
Total Preferred Stock (Cost: $86)		**79**
Revenue Bonds (0.3%)		
Municipal Bonds — Revenue (0.3%)		
Nashville And Davidson County, Tennessee Health And Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21	850,000	355
Total Revenue Bond (Cost: $356)		**355**
Investment Grade Bonds (9.0%)		
Auto Related (0.7%)		
American Honda Finance, 3.85%, 11/6/08 144A	350,000	352
Toyota Motor Credit Corp., 4.35%, 12/15/10	600,000	609
Total Auto Related		**961**
Beverages, Malt Beverages (0.2%)		
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	23,000	27
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	75,000	81
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	125,000	134
Total Beverages, Malt Beverages		**242**
Commercial Banks (1.3%)		
Bank of America Corp., 4.875%, 1/15/13	40,000	40
Bank One Corp., 5.25%, 1/30/13	250,000	256
HBOS Treasury Services, 3.75%, 9/30/08 144A	350,000	350
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	350,000	350
RBS Capital Trust II, 6.425%, 1/3/34	350,000	355
Unionbancal Corp., 5.25%, 12/16/13	350,000	354
Total Commercial Banks		**1,705**
Commerical Physical Research (0.2%)		
Monsanto Co., 7.375%, 8/15/12	250,000	285
Total Commercial Physical Research		**285**
Crude Petroleum and Natural Gas (0.1%)		
Occidental Petroleum, 10.125%, 9/15/09	120,000	155
Total Crude Petroleum and Natural Gas		**155**
Data Processing and Preparation (0.7%)		
Fiserv, Inc., 4.00%, 4/15/08	350,000	348
Gtech Holdings Corp., 4.75%, 10/15/10 144A	565,000	571
Total Data Processing and Preparation		**919**
Electrical Equipment and Supplies (0.2%)		
Cooper Industries, Inc., 5.50%, 11/1/09	200,000	215
Total Electrical Equipment and Supplies		**215**

Investment Grade Bonds (9.0%)	Shares/ $ Par	Value $ (000's)
Fire, Marine and Casualty Insurance (1.2%)		
Berkley (WR) Corp., 9.875%, 5/15/08	600,000	732
Berkley (WR) Corp., 5.875%, 2/15/13	200,000	204
Progressive Corp., 6.375%, 1/15/12	130,000	143
Progressive Corp., 6.25%, 12/1/32	176,000	184
Travelers Property Casulty Corp., 6.375%, 3/15/33	350,000	365
Total Fire, Marine and Casualty Insurance		**1,628**
Measuring and Controlling Devices (0.1%)		
Rockwell Automation, Inc., 6.70%, 1/15/28	110,000	120
Total Measuring and Controlling Devices		**120**
Miscellaneous Business Credit Institutions (0.3%)		
Textron Financial Corp., 2.75%, 6/1/06	350,000	349
Total Miscellaneous Business Credit Institutions		**349**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	48,000	52
Emerson Electric Co., 4.50%, 5/1/13	70,000	68
Total Motors and Generators		**120**
Office Machines (0.1%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	100,000	109
Total Office Machines		**109**
Pharmaceutical Preparations (0.8%)		
Johnson & Johnson, Inc., 3.80%, 5/15/13	350,000	330
Johnson & Johnson, Inc., 4.95%, 5/15/33	350,000	318
Merck & Co., Inc., 6.40%, 3/1/28	350,000	385
Total Pharmaceutical Preparations		**1,033**
Property & Casualty Insurance (0.3%)		
Berkshire Hathaway, Inc., 4.625%, 10/15/13 144A	400,000	393
Total Property & Casualty Insurance		**393**
Radio,TV Electronic Stores (0.3%)		
Radioshack Corp., 6.95%, 9/1/07	350,000	394
Total Radio,TV Electronic Stores		**394**
Real Estate Investment Trusts (0.3%)		
Vornado Realty Trust, 4.75%, Due 12/1/10	350,000	350
Total Real Estate Investment Trusts		**350**
Retail-Retail Stores (1.4%)		
Estee Lauder, Inc., 5.75%, 10/15/33	350,000	345
Fortune Brands Inc., 4.875%, 12/1/13	350,000	351
The Gillette Co., 2.50%, 6/1/08	350,000	337
Limited Brands, 6.125%, 12/1/12	70,000	75
Limited Brands, Inc. 6.95%, 3/1/33	205,000	223

Investment Grade Bonds (9.0%)	Shares/ $ Par	Value $ (000's)
Retail-Retail Stores continued		
Office Depot, 6.25%, 8/15/13	350,000	368
VF Corp., 6.00%, 10/15/33 144A	200,000	198
Total Retail-Retail Stores		**1,897**
Savings Institutions Except Federal (0.3%)		
U.S. Central Credit Union, 5/30/08, 2.75%	350,000	338
Total Savings Institutions Except Federal		**338**
Steel Wire and Related Products (0.2%)		
Hubbell, Inc., 6.375%, 5/15/12	300,000	324
Total Steel Wire and Related Products		**324**
Wines and Distilled Beverages (0.2%)		
Brown Forman Corp., 3.00%, 3/15/08	250,000	245
Total Wines and Distilled Beverages		**245**
Total Investment Grade Bonds (Cost: $11,747)		**11,782**
Government (Domestic and Foreign) and Agency Bonds (15.9%)		
Federal Government and Agencies (15.9%)		
Government National Mortgage Association TBA, 4.50%, 1/1/34	1,617,726	1,546
Government National Mortgage Association TBA, 5.00%, 1/1/34	150,000	148
Housing & Urban Development, 6.08%, 8/1/13	100,000	110
State of Israel, 7.25%, 12/15/28	350,000	378
US Treasury, 3.00%, 1/31/04	165,000	165
US Treasury, 2.125%, 10/31/04	500,000	504
US Treasury, 1.75%, 12/31/04	70,000	70
US Treasury, 1.625%, 1/31/05	40,000	40
US Treasury, 1.625%, 4/30/05	55,000	55
US Treasury, 6.50%, 5/15/05	1,325,000	1,416
US Treasury, 1.125%, 6/30/05	80,000	80
US Treasury, 6.50%, 8/15/05	1,000,000	1,079
US Treasury, 2.00%, 8/31/05	140,000	141
US Treasury, 4.625%, 5/15/06	153,000	162
US Treasury, 3.50%, 11/15/06	2,129,000	2,201
US Treasury, 2.625%, 5/15/08	2,750,000	2,709
US Treasury Inflation Index Bond, 3.375%, 1/15/07	7,502,537	8,128
US Treasury Note, 1.875%, 11/30/05	1,100,000	1,102
US Treasury Stripped, 0.00%, 8/15/27	2,800,000	763
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $20,976)		**20,797**
Below Investment-Grade Bonds (7.9%)		
Aerospace (0.0%)		
L-3 Communications Corp., 6.125%, 1/15/14 144A	50,000	50
Total Aerospace		**50**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Auto Related (0.4%)		
Advanced Accessory, 10.75%, 6/15/11	50,000	55
Asbury Automotive Group, 8.00%, 3/15/14 144A	25,000	25
Collins & Aikman Products, 10.75%, 12/31/11	75,000	74
HLI Operating Co., 10.50%, 6/15/10	50,000	58
Metaldyne Corp., 10.00%, 11/1/13 144A	100,000	100
Oxford Automotive, Inc., 12.00%, 10/15/10 144A	100,000	84
RJ Tower Corp., 12.00%, 6/1/13	50,000	49
United Components, Inc., 9.375%, 6/15/13	50,000	55
Total Auto Related		**500**
Basic Materials (1.2%)		
Chemicals (0.7%)		
Huntsman Adv. Materials, 11.00%, 7/15/10 144A	100,000	110
Huntsman International LLC, 9.875%, 3/1/09 144A	25,000	27
Huntsman International, Inc., 9.875%, 3/1/09	25,000	27
Huntsman LLC, 11.625%, 10/15/10 144A	50,000	51
IMC Global, Inc., 11.25%, 6/1/11	75,000	83
Koppers, Inc., 9.875%, 10/15/13 144A	75,000	83
Kraton Polymers LLC, 8.125%, 1/15/14 144A	25,000	26
Lyondell Chemical Co., 9.50%, 12/15/08	75,000	78
Nalco Co., 8.875%, 11/15/13 144A	75,000	80
Resolution Perform Prod., 8.00%, 12/15/09 144A	25,000	26
Rockwood Specialties Corp., 10.625%, 5/15/11 144A	100,000	111
Terra Capital Corp., 11.50%, 6/1/10	100,000	104
United Agricultural Products, 8.25%, 12/15/11 144A	25,000	26
Total		**832**
Metals/Mining (0.3%)		
CSN Islands VIII Corp., 9.75%, 12/16/13 144A	50,000	51
Massey Energy Co., 6.625%, 11/15/10 144A	75,000	77
Texas Industries, Inc., 10.25%, 6/15/11	50,000	57
UCAR Finance, Inc., 10.25%, 2/15/12	50,000	58
Total		**243**
Packaging/Containers (0.1%)		
Crown European Holdings SA, 9.50%, 3/1/11	25,000	28
Owens Brockway Glass Container, 8.75%, 11/15/12	75,000	84
Owens Brockway Glass Container, 8.25%, 5/15/13	25,000	27
Pliant Corp., 11.125%, 9/1/09	40,000	43
Total		**182**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Paper & Forest Products (0.1%)		
Appleton Papers, Inc., 12.50%, 12/15/08	50,000	57
Buckeye Technologies, Inc., 8.50%, 10/1/13	75,000	80
Georgia Pacific Corp., 8.00%, 1/15/24 144A	50,000	51
Total		**188**
Total Basic Materials		**1,445**
Builders (0.3%)		
Building Materials (0.2%)		
Integrated Electrical Services, Inc., 9.375%, 2/1/09	40,000	42
Nationsrent, Inc., 9.50%, 10/15/10 144A	75,000	81
Norcraft Co., 9.00%, 11/1/11 144A	50,000	54
Nortek Holdings Inc., 0.00%, 5/15/11 144A	50,000	36
United Rentals NA, Inc., 7.75%, 11/15/13 144A	75,000	77
Total		**290**
Home Builders (0.1%)		
Meritage Corp., 9.75%, 6/1/11	75,000	83
Technical Olympic USA, Inc., 9.00%, 7/1/10	50,000	54
Total		**137**
Total Builders		**427**
Capital Goods (0.4%)		
Amsted Industries, Inc., 10.25%, 10/15/11 144A	50,000	55
Bombardier Recreational, 8.375%, 12/15/13 144A	50,000	52
Case New Holland, Inc., 9.25%, 8/1/11 144A	25,000	28
Columbus McKinnon Corp., 10.00%, 8/1/10	50,000	53
General Cable Corp., 9.50%, 11/15/10 144A	50,000	54
Jacuzzi Brands Inc., 9.625%, 7/1/10 144A	25,000	28
JLG Industries Inc., 8.25%, 5/1/08	25,000	27
Rexnord Corp., 10.125%, 12/15/12	100,000	109
Sensus Metering Systems, 8.625%, 12/15/13 144A	25,000	26
Terex Corp. 7.375%, 1/15/14 144A	75,000	77
Trimas Corp., 9.875%, 6/15/12	50,000	52
Total Capital Goods		**561**
Consumer Products (0.6%)		
Consumer Products (0.2%)		
Hines Nurseries, Inc. 10.25%, 10/1/11 144A	50,000	55
Jafra Cosmetics, 10.75%, 5/15/11	50,000	55
Jostens Holding, 10.25%, 12/1/10 144A	75,000	47
Rayovac Corp., 8.50%, 10/1/13	75,000	80
Simmons Co. 7.875%, 1/15/14 144A	25,000	25
Total		**262**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Retail Food & Drug (0.0%)		
Delhaize America, Inc., 9.00%, 4/15/31	25,000	30
Total		30
Retail Store (0.2%)		
Cole National Group, 8.875%, 5/15/12	75,000	80
Couche-Tard US, 7.50%, 12/15/13 144A	50,000	52
Payless Shoesource, Inc., 8.25%, 8/1/13	125,000	120
Total		252
Textile/Apparel (0.2%)		
Oxford Industries, Inc., 8.875%, 6/1/11 144A	75,000	82
Perry Ellis International, Inc., 8.875%, 9/15/13 144A	50,000	53
Phillips Van Heusen Corp., 8.125%, 5/1/13	50,000	53
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	50,000	50
Warnaco, Inc., 8.875%, 6/15/13 144A	50,000	52
Total		290
Total Consumer Products		834
Energy (0.6%)		
Gas Pipeline/Oil Field Service (0.3%)		
Dynegy Holdings Inc., 10.125%, 7/15/13 144A	75,000	86
Hanover Equip TR., 8.75% 9/1/11	100,000	106
Hanover Equipment Trust 01 A, 0.00%, 3/31/07	50,000	37
Parker Drilling Co., 9.625%, 10/1/13 144A	75,000	78
Suburban Propane Partners, 6.875%, 12/15/13 144A	50,000	51
Total		358
Oil & Gas Exploration/Production (0.3%)		
Compton Pete Corp., 9.90%, 5/15/09	50,000	55
Hilcorp Energy, 10.50%, 9/1/10 144A	100,000	109
Petrobras International, 8.375%, 12/10/18	75,000	77
Range Resources Corp. 7.375%, 7/15/13	50,000	50
Tom Brown, Inc., 7.25%, 9/15/13	100,000	105
Total		396
Oil Refining & Marketing (0.1%)		
Citgo Petroleum Corp., 11.375%, 2/1/11	75,000	87
Total		87
Total Energy		841
Financials (0.4%)		
Financial Services (0.3%)		
AmeriCredit Corp., 9.875%, 4/15/06	100,000	105
Dollar Financial Group 9.75%, 11/15/11 144A	125,000	128
IOS Capital LLC, 7.25%, 6/30/08	100,000	107

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Financial Services continued		
WMC Finance Co. 11.75%, 12/15/08 144A	50,000	50
Total		390
Insurance (0.1%)		
Crum & Forster Holding Corp., 10.375%, 6/15/13 144A	50,000	56
Fairfax Financial Holdings, 7.375%, 3/15/06	75,000	76
Total		132
Total Financials		522
Financials Banking (0.0%)		
Western Financial Bank-FSB, 9.625%, 5/15/12	50,000	56
Total Financials Banking		56
Foods (0.5%)		
Food/Beverage/Tobacco (0.4%)		
Bavaria SA, 8.875%, 11/1/10 144A	75,000	77
Land O Lakes, Inc., 9.00%, 12/15/10 144A	50,000	50
Merisant Co., 9.50%, 7/15/13 144A	75,000	79
Pinnacle Foods Holding, 8.25%, 12/1/13 144A	50,000	52
RJ Reynolds Tobacco Holdings, 7.25%, 6/1/12	50,000	49
Seminis Vegetable Seeds, 10.25%, 10/1/13 144A	50,000	54
Tabletop Holdings, 0%, 5/15/14 144A	125,000	69
Total		430
Restaurant (0.1%)		
Buffets, Inc., 11.25%, 7/15/10	50,000	54
Domino's, Inc., 8.25%, 7/1/11, 144A	50,000	54
O'Charleys, Inc., 9.00%, 11/1/13 144A	50,000	50
Total		158
Total Foods		588
Gaming/Lodging/Leisure (0.9%)		
Gaming (0.5%)		
(d)Hollywood Casino Shreveport, 13.00%, 8/1/06	50,000	34
Inn of The Mountain Gods., 12.00%, 11/15/10 144A	100,000	105
Jacobs Entmt, Inc., 11.875%, 2/01/09	50,000	56
Majestic Star Casino, LLC, 9.50%, 10/15/10 144A	100,000	102
Poster Financial Group, 8.34%, 12/1/11 144A	50,000	53
Resort Intl. Hotel/Casino, 11.50%, 3/15/09	75,000	82
River Rock Entertainment, 9.75%, 11/1/11 144A	75,000	81
Wheeling Island Gaming, 10.125%, 12/15/09	75,000	80
Total		593

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Leisure (0.4%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	25,000	23
Equinox Holdings LTD. 9.00%, 12/15/09 144A	25,000	26
IMAX Corp., 9.625%, 12/1/10 144A	50,000	53
Intrawest Corp. 7.50%, 10/15/13 144A	50,000	52
Royal Caribbean Cruises, 6.875%, 12/1/13	100,000	101
Six Flags, Inc., 8.875%, 2/1/10	225,000	230
Universal City Development Corp., 11.75%, 4/1/10 144A	25,000	29
Total		**514**
Lodging (0.0%)		
Host Marriott LP, 7.125%, 11/1/13 144A	50,000	51
Total		**51**
Total Gaming/Lodging/Leisure		**1,158**
Healthcare/Pharmaceuticals (0.5%)		
Ameripath, Inc., 10.50%, 4/1/13	50,000	53
Biovail Corp., 7.875%, 4/01/10	75,000	77
General Nutrition Center, 8.50%, 12/1/10 144A	75,000	77
Genesis HealthCare Corp. 8.00%, 10/15/13 144A	50,000	52
National Nephrology Associates, 9.00%, 11/1/11 144A	75,000	78
Quintiles Transnational, 10.00%, 10/1/13, 144A	50,000	54
Senior Housing Property Trust, 7.875%, 4/15/15	25,000	26
Tenet Healthcare Corp., 6.375%, 12/1/11	50,000	48
Tenet Healthcare Corp., 7.375%, 2/1/13	50,000	50
Universal Hospital Services, 10.125%, 11/1/11 144A	50,000	53
Valeant Pharmaceuticals, 7.00%, 12/15/11 144A	25,000	26
Ventas Realty Ltd. Partnership, 9.00%, 5/1/12	50,000	56
Total Healthcare/Pharmaceuticals		**650**
Media (0.8%)		
Broadcasting (0.0%)		
Granite Broadcasting 9.75%, 12/1/10 144A	25,000	25
Total		**25**
Cable/Satellite (0.2%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	75,000	66
Echostar Corp., 6.375%, 10/1/11 144A	25,000	26
Insight Midwest, 9.75%, 10/1/09	50,000	53
Lodgenet Entertainment, 9.50%, 6/15/13	75,000	82
MediaCom LLC, 9.50%, 1/15/13	50,000	53
Total		**280**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Publishing (0.6%)		
American Achievement Corp., 11.625%, 1/1/07	100,000	109
American Color Graphics, Inc., 10.00%, 6/15/10 144A	50,000	51
Dex Media West, 9.875%, 8/15/13 144A	75,000	87
Houghton Mifflin Co., 9.875% 2/1/13	25,000	28
Mail-Well Corp., 9.625%, 3/15/12	50,000	56
Moore NA Finance, 7.875%, 1/15/11 144A	25,000	28
Primedia, Inc., 7.625%, 4/1/08	75,000	76
Vertis, Inc., 10.875%, 6/15/09	100,000	106
Von Hoffman Corp., 10.25%, 3/15/09	100,000	106
Von Hoffman Corp., 10.25%, 03/15/09 144A	25,000	27
Total		**674**
Total Media		**979**
Real Estate (0.1%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	25,000	28
CBRE Escrow, Inc., 9.75%, 5/15/10 144A	50,000	56
LNR Property Corp., 7.25%, 10/15/13 144A	50,000	51
Total Real Estate		**135**
Services (0.1%)		
Environmental Services (0.0%)		
MSW Energy Holdings, 8.50%, 9/1/10 144A	50,000	54
Total		**54**
Services — Other (0.1%)		
Buhrmann US, Inc., 12.25%, 11/1/09	25,000	28
Kindercare Learning Centers, 9.50%, 2/15/09	50,000	51
Total		**79**
Total Services		**133**
Telecommunications (0.5%)		
Telecom — Wireless (0.3%)		
ACC Escrow Corp., 10.00%, 8/1/11 144A	50,000	56
American Tower Corporation — Warrants	100	1
Crown Castle Intl Corp. 7.50%, 12/1/13 144A	25,000	25
Crown Castle Intl Corp., 7.50%, 12/1/13 144A	25,000	25
Nextel Communications, 7.375%, 8/1/15	50,000	54
Nextel Partners, Inc., 12.50%, 11/15/09	75,000	87
Qwest Communications, Inc., 12/15/10, 13.50% 144A	48,000	58
Triton PCS, 8.75%, 11/15/11	50,000	49
Total		**355**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Telecom — Wireline (0.2%)		
Cincinnati Bell, Inc., 8.375%, 1/15/14 144A	75,000	81
(d)MCI Communications Corp., 7.75%, 3/23/25	25,000	20
(d)MCI Communications Corp., 7.125%, 6/15/27	75,000	60
Qwest Capital Funding, 7.75%, 8/15/06	50,000	52
Qwest Communications INTL., 7.50%, 11/1/08 B	25,000	26
Total		**239**
Total Telecommunications		**594**
Transportation (0.3%)		
Airlines (0.1%)		
Continental Airlines Inc., 7.875%, 7/2/18	75,000	75
Total		**75**
Transportation — Rail & Other (0.2%)		
(d)American Commercial LLC, 11.25%, 1/1/08	29,794	3
Laidlaw International, Inc., 10.75%, 6/15/11 144A	50,000	57
OMI Corp., 7.625%, 12/1/13 144A	75,000	76
Quality Distrib/QD Cap, 9.00%, 11/15/10 144A	25,000	26
Railamerica Transportation Corp., 12.875%, 8/15/10	50,000	58
Ship Finance Intl LTD., 8.50%, 12/15/13 144A	25,000	25
Stena AB, 9.625%, 12/1/12	50,000	56
TFM SA DE C V, 12.50%, 6/15/12	50,000	57
Total		**358**
Total Transportation		**433**
Utilities (0.3%)		
Aes Corp., 8.75%, 5/15/13 144A	25,000	28
Aes Corp., 9.00%, 5/15/15 144A	50,000	57
Calpine Corp., 8.50%, 7/15/10 144A	50,000	49
CMS Energy Corp., 7.75%, 8/1/10 144A	50,000	53
Nevada Power Co., 8.25%, 6/1/11	50,000	55
NRG Energy Inc., 8.00%, 12/15/13 144A	75,000	78
Reliant Resources, Inc., 9.50%, 7/15/13 144A	75,000	79
Total Utilities		**399**
Total Below Investment-Grade Bonds (Cost: $9,693)		**10,305**

Money Market Investments (12.4%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (11.5%)		
(b)Federal Home Loan Bank, 0.75%, 1/7/04	13,500,000	13,499
(b)Federal National Mortgage Association, 1.075%, 2/4/04	1,500,000	1,498
Total Federal Government and Agencies		**14,997**
Short Term Business Credit (0.9%)		
Transamerica Financial, 1.05%, 1/16/04	1,200,000	1,199
Total Short Term Business Credit		**1,199**
Total Money Market Investment (Cost: $16,196)		**16,196**
Total Investments (100.3%) (Cost $118,564)(a)		**130,922**
Other Assets, Less Liabilities (-0.3%)		**(444)**
Total Net Assets (100.0%)		**130,478**

* Non-Income Producing

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $118,903 and the net unrealized appreciation of investments based on that cost was $12,019 which is comprised of $13,129 aggregate gross unrealized appreciations and $1,110 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/03 $9,350)	35	03/04	$368
US Long Bond (CBT) Commodity Future (Total Notional Value at 12/31/03 $3,218)	30	03/04	$ 61

(c) PIK — Payment In Kind

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements

Objective:
A high level of current income and capital growth with a low risk profile

Portfolio Strategy:
Achieve consistent returns and low volatility by diversifying among assets.

Net Assets:
$2.9 billion

In order to capitalize on changing financial market and economic conditions, the Balanced Portfolio's asset allocation is adjusted as appropriate among three investment classes: stocks, bonds and money market instruments. The equity portion of the Portfolio is indexed, meaning that the Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index (the S&P 500), a widely used benchmark of U.S. equity performance. The bond portion of the Portfolio is actively managed, with investments in high quality bonds adjusted frequently as to maturity, market sectors and duration. Liquidity is maintained by holding a portion of the Portfolio in money market investments, which are high quality short-term debt securities.

The Balanced Portfolio differs from the Asset Allocation Portfolio in several ways. It invests in just three asset classes, while the Asset Allocation Portfolio utilizes seven categories of assets, including riskier securities such as small-cap stocks, foreign stocks and high yield bonds. The equity portion of the Balanced Portfolio is indexed, while the equities in the Asset Allocation Portfolio are actively managed. The Balanced Portfolio is therefore designed to be a lower risk portfolio, with less volatility than the Asset Allocation Portfolio. In a strong market such as that experienced in 2003, the Balanced Portfolio will normally underperform the Asset Allocation Portfolio. The fact that the Balanced Portfolio cannot own small cap stocks was a negative influence on performance during 2003, which small cap stocks performed better than the broad market.

Definition of an appropriate benchmark for comparison of returns of the Balanced Portfolio is difficult because there is no index that includes both equity and debt securities. Accordingly, comparisons are provided with three different indexes: the S&P 500 Index for stocks, Merrill Lynch Domestic Master Index for bonds, and Merrill Lynch 91 Day T-Bill Index for short-term investments. As expected, the Portfolio's performance for the year was a blend of stock and bond performance, with a total return of 17.99%, below the return of 28.67% from the S&P 500 Index, but above the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 4.12%, or Merrill Lynch 91 Day T-Bill Index, which had a return of 1.15%. None of these benchmarks reflect the deduction of fees that exist with a managed portfolio.

The target asset mix for the Balanced Portfolio is established and adjusted with input from an asset valuation model designed to gauge the relative attractiveness of stocks versus bonds. Changes are at the margin, so that there are always core positions in both stocks and bonds. During 2003, the asset mix was changed several times to take advantage of market moves. The equity portion was gradually increased during the first quarter, in anticipation of an improving equity market. The equity position was maintained just above 50% as the market strengthened during the summer, then increased to 55% in September. A reduction in the equity position during the fourth quarter detracted from performance, as the market continued upward.

Percentage Holdings 12/31/03


Equities (including index futures) 57%
24% Government and Agency Bonds
10% Corporate Bonds
Mortgage-Backed and Asset-Backed Securities 5%
Short-Term Investments & Other Net Assets 4%

Sector allocation is based on Net Assets.
Sector allocation is subject to change.

Relative Performance


$40,000
30,000
20,000
10,000
0
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Balanced Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 years	10 years
Balanced Portfolio	17.99%	3.24%	9.28%
Merrill Lynch Domestic Master Index	4.12%	6.62%	6.98%
Merrill Lynch 91 Day T-Bill Index	1.15%	3.66%	4.43%
S&P 500 Index	28.67%	-0.57%	11.06%

In the graph, the Portfolio is compared against three indices representing the three major components of the Portfolio: equities, fixed income, and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury Bill that matures closest to, but not beyond, three months from the rebalancing date.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Revenue Bonds (0.1%)	Shares/ $ Par	Value $ (000's)
Municipal Bonds — Revenue (0.1%)		
Nashville and Davidson County, Tennessee Health and Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB	9,800,000	4,077
Total Revenue Bonds (Cost: $4,102)		**4,077**

Corporate Bonds (9.7%)	Shares/ $ Par	Value $ (000's)
Aerospace-Defense (0.3%)		
Lockheed Martin Corp., 8.20%, 12/1/09	7,450,000	9,047
Total		**9,047**
Auto Related (0.8%)		
American Honda Finance, 3.85%, 11/6/08 144A	6,180,000	6,223
Toyota Motor Credit Corp., 2.875%, 8/1/08	1,800,000	1,766
Toyota Motor Credit Corp., 4.35%, 12/15/10	4,770,000	4,835
Toyota Motor Credit Corp., 5.65%, 1/15/07	9,750,000	10,746
Total		**23,570**
Beverages, Malt Beverages (1.1%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,800,000	5,285
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	910,000	1,088
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	8,975,000	9,628
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	4,175,000	4,482
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	10,000,000	10,927
Total		**31,410**
Broad Woven Fabric Mills, Manmade (0.0%)		
(d)Polysindo International Finance, 11.375%, 6/15/06	6,500,000	585
Total		**585**
Commercial Banks (1.4%)		
(d)Banco Montevideo, 8.40%, 4/30/08 144A	6,250,000	1,000
Bank of America Corp., 4.875%, 1/15/13	5,020,000	5,012
Bank of America Corp., 7.40%, 1/15/11	2,668,000	3,129
Bank One Corp., 5.25%, 1/30/13	5,000,000	5,129
HBOS Treasury Services, 3.75%, 9/30/08 144A	6,200,000	6,204

Corporate Bonds (9.7%)	Shares/ $ Par	Value $ (000's)
Commercial Banks continued		
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	5,600,000	5,608
RBS Capital Trust II, 6.425%, 1/3/34	7,980,000	8,065
Unionbancal Corp., 5.25%, 12/16/13	800,000	808
Wells Fargo Bank, 6.45%, 2/1/11	4,850,000	5,446
Total		**40,401**
Commercial Physical Research (0.2%)		
Monsanto Co., 7.375%, 8/15/12	6,200,000	7,075
Total		**7,075**
Crude Petroleum and Natural Gas (0.2%)		
Occidental Petroleum, 8.45%, 2/15/29	1,900,000	2,491
Occidental Petroleum, 10.125%, 9/15/09	3,230,000	4,164
Total		**6,655**
Data Processing and Preparation (0.2%)		
Fiserv, Inc., 4.00%, 4/15/08	1,300,000	1,294
GTECH Holdings Corp., 4.75%, 10/15/10 144A	3,925,000	3,967
Total		**5,261**
Electrical Equipment and Supplies (0.2%)		
Cooper Industries, Inc., 5.50%, 11/1/09	5,100,000	5,485
Total		**5,485**
Fire, Marine and Casualty Insurance (1.1%)		
Berkley (WR) Corp., 5.875%, 2/15/13	4,100,000	4,187
Berkley (WR) Corp., 9.875%, 5/15/08	4,310,000	5,254
Progressive Corp., 6.25%, 12/1/32	11,905,000	12,428
Progressive Corp., 6.375%, 1/15/12	4,540,000	5,005
Travelers Property Casualty Corp., 6.375%, 3/15/33	5,000,000	5,214
Total		**32,088**
Measuring and Controlling Devices (0.1%)		
Rockwell Automation, Inc., 6.70%, 1/15/28	3,440,000	3,768
Total		**3,768**
Motors and Generators (0.1%)		
Emerson Electric Co., 4.50%, 5/1/13	970,000	947
Emerson Electric Co., 5.75%, 11/1/11	1,918,000	2,066
Total		**3,013**
Office Machines (0.2%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	5,000,000	5,463
Total		**5,463**

Corporate Bonds (9.7%)	Shares/ $ Par	Value $ (000's)
Oil and Gas Extraction (0.2%)		
Chevrontexaco Corp., 6.625%, 10/1/04	4,750,000	4,934
Total		**4,934**
Pharmaceutical Preparations (1.2%)		
Johnson & Johnson, Inc., 3.80%, 5/15/13	4,400,000	4,154
Johnson & Johnson, Inc., 4.95%, 5/15/33	5,000,000	4,547
Johnson & Johnson, Inc., 6.625%, 9/1/09	2,800,000	3,231
Merck & Co., Inc., 6.40%, 3/1/28	5,135,000	5,643
Merck & Co., Inc., 5.95%, 12/1/28	3,774,000	3,910
Pfizer, Inc., 5.625%, 2/1/06	7,175,000	7,678
Pfizer, Inc., 5.625%, 4/15/09	4,125,000	4,483
Total		**33,646**
Property & Casualty Insurance (0.4%)		
Berkshire Hathaway, Inc., 4.625%, 10/15/13 144A	10,320,000	10,147
Total		**10,147**
Radio, TV Electronic Stores (0.4%)		
RadioShack Corp., 7. 375%, 5/15/11	9,590,000	11,067
Total		**11,067**
Real Estate Investment Trusts (0.1%)		
Vornado Realty Trust, 4.75%, 12/1/10	3,780,000	3,780
Total		**3,780**
Retail — Retail Stores (1.2%)		
Estee Lauder, Inc., 5.75%, 10/15/33	7,750,000	7,640
Fortune Brands, Inc., 4.875%, 12/1/13	2,070,000	2,074
The Gillette Co., 2.50%, 6/1/08	5,000,000	4,813
Limited Brands, Inc., 6.125%, 12/1/12	1,590,000	1,704
Limited Brands, Inc., 6.95%, 3/1/33	6,858,000	7,459
Office Depot, 6.25%, 8/15/13	5,036,000	5,288
VF Corp., 6.00%, 10/15/33 144A	4,450,000	4,401
Total		**33,379**
Savings Institutions Except Federal (0.1%)		
U.S. Central Credit Union, 5/30/08, 2.75%	3,950,000	3,815
Total		**3,815**
Wines and Distilled Beverages (0.2%)		
Brown Forman Corp., 3.00%, 3/15/08	5,000,000	4,894
Total		**4,894**
Total Corporate Bonds (Cost: $282,801)		**279,483**

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (24.3%)		
Aid-Israel, 0.00%, 11/15/22	11,600,000	3,943
Aid-Israel, 0.00%, 11/15/23	11,500,000	3,685
Aid-Israel, 5.50%, 3/18/33	32,200,000	32,423
Federal Home Loan Bank, 5.54%, 1/8/09	5,000,000	5,454
Federal Home Loan Mortgage Corp., 6.50%, 4/1/11	2,622,047	2,781
Federal Home Loan Mortgage Corp., 7.00%, 3/15/07	360,538	363
Federal Home Loan Mortgage Corp., 7.50%, 10/1/27	1,604,938	1,728
Federal National Mortgage Association, 5.97%, 10/1/08	1,623,910	1,767
Federal National Mortgage Association, 6.24%, 2/1/06	4,560,253	4,813
Federal National Mortgage Association, 6.265%, 10/1/08	5,375,520	5,889
Federal National Mortgage Association, 6.315%, 3/1/06	4,820,537	5,102
Federal National Mortgage Association, 6.34%, 2/1/08	3,833,196	4,191
Federal National Mortgage Association, 6.43%, 6/1/08	6,764,926	7,436
Federal National Mortgage Association, 6.75%, 11/1/07	768,677	850
Federal National Mortgage Association, 6.75%, 4/25/18	4,383,898	4,692
Federal National Mortgage Association, 6.75%, 12/25/23	3,483,947	3,586
Federal National Mortgage Association, 6.895%, 5/1/06	5,668,969	6,085
Federal National Mortgage Association, 6.90%, 4/1/06	2,287,074	2,450
Federal National Mortgage Association, 7.00%, 4/1/26	1,943,680	2,064
Federal National Mortgage Association, 7.025%, 9/1/05	1,815,625	1,914
Federal National Mortgage Association, 7.25%, 5/1/04	1,481,259	1,485
Federal National Mortgage Association, 11.00%, 12/1/12	28,417	32
Federal National Mortgage Association, 11.00%, 9/1/17	132,015	150
Federal National Mortgage Association, 11.00%, 12/1/17	15,592	18
Federal National Mortgage Association, 11.00%, 2/1/18	60,405	69
Federal National Mortgage Association, 11.50%, 4/1/18	62,503	72
Federal National Mortgage Association, 12.00%, 9/1/12	204,743	234
Federal National Mortgage Association, 12.00%, 12/1/12	59,109	68
Federal National Mortgage Association, 12.00%, 9/1/17	48,848	57

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Federal National Mortgage Association, 12.00%, 10/1/17	38,283	44
Federal National Mortgage Association, 12.00%, 12/1/17	30,171	35
Federal National Mortgage Association, 12.00%, 2/1/18	69,228	80
Federal National Mortgage Association, 12.50%, 4/1/18	26,226	31
Federal National Mortgage Association, 13.00%, 11/1/12	35,283	41
Federal National Mortgage Association, 13.00%, 11/1/17	27,498	33
Federal National Mortgage Association, 13.00%, 12/1/17	19,877	23
Federal National Mortgage Association, 13.00%, 2/1/18	86,509	102
Federal National Mortgage Association, 14.00%, 12/1/17	20,800	25
Government National Mortgage Association, 5.00%, 7/15/33	4,887,787	4,848
Government National Mortgage Association, 5.50%, 1/15/32	622,767	634
Government National Mortgage Association, 5.50%, 2/15/32	5,144,165	5,235
Government National Mortgage Association, 5.50%, 9/15/32	172,419	175
Government National Mortgage Association, 7.00%, 5/15/23	1,851,720	1,988
Government National Mortgage Association, 7.00%, 6/15/23	124,926	134
Government National Mortgage Association, 7.00%, 7/15/23	264,530	284
Government National Mortgage Association, 7.00%, 8/15/23	1,683	2
Government National Mortgage Association, 7.00%, 9/15/23	81,966	88
Government National Mortgage Association, 7.00%, 10/15/23	59,632	65
Government National Mortgage Association, 7.00%, 11/15/23	363,674	390
Government National Mortgage Association, 7.00%, 12/15/27	104,017	111
Government National Mortgage Association, 7.00%, 1/15/28	85,387	91
Government National Mortgage Association, 7.00%, 2/15/28	18,070	19
Government National Mortgage Association, 7.00%, 4/15/28	153,890	164
Government National Mortgage Association, 7.00%, 5/15/28	205,636	220
Government National Mortgage Association, 7.00%, 6/15/28	522,407	557
Government National Mortgage Association, 7.00%, 7/15/28	625,520	668
Government National Mortgage Association, 7.50%, 1/15/23	139,502	151

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 7.50%, 6/15/23	64,195	69
Government National Mortgage Association, 7.50%, 6/15/24	1,385	1
Government National Mortgage Association, 7.50%, 7/15/24	48,811	53
Government National Mortgage Association, 7.50%, 8/15/25	2,422	3
Government National Mortgage Association, 7.50%, 9/15/25	29,520	32
Government National Mortgage Association, 7.50%, 12/15/25	70,591	77
Government National Mortgage Association, 7.50%, 1/15/26	2,115	2
Government National Mortgage Association, 7.50%, 3/15/26	86,965	94
Government National Mortgage Association, 7.50%, 6/15/26	90,784	98
Government National Mortgage Association, 7.50%, 9/15/26	1,762	2
Government National Mortgage Association, 7.50%, 10/15/26	10,860	12
Government National Mortgage Association, 7.50%, 12/15/26	118,233	127
Government National Mortgage Association, 7.50%, 1/15/27	6,397	7
Government National Mortgage Association, 7.50%, 2/15/27	61,405	66
Government National Mortgage Association, 7.50%, 3/15/27	5,200	6
Government National Mortgage Association, 7.50%, 4/15/27	220,815	237
Government National Mortgage Association, 7.50%, 5/15/27	77,953	84
Government National Mortgage Association, 7.50%, 7/15/27	33,589	36
Government National Mortgage Association, 7.50%, 12/15/27	4,008	4
Government National Mortgage Association, 8.00%, 9/15/24	69,777	76
Government National Mortgage Association, 8.00%, 5/15/26	83,178	91
Government National Mortgage Association, 8.00%, 6/15/26	52,289	57
Government National Mortgage Association, 8.00%, 7/15/26	135,695	148
Government National Mortgage Association, 8.00%, 8/15/26	42,013	46
Government National Mortgage Association, 8.00%, 9/15/26	86,068	94
Government National Mortgage Association, 8.00%, 10/15/26	167,042	183
Government National Mortgage Association, 8.00%, 11/15/26	23,405	26
Government National Mortgage Association, 8.00%, 12/15/26	44,536	49

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.00%, 4/15/27	155,733	170
Government National Mortgage Association, 8.00%, 6/15/27	35,312	38
Government National Mortgage Association, 8.00%, 7/15/27	35,995	39
Government National Mortgage Association, 8.00%, 7/20/28	327,255	354
Government National Mortgage Association, 8.50%, 5/15/22	691	1
Government National Mortgage Association, 8.50%, 9/15/22	1,277	1
Government National Mortgage Association, 8.50%, 10/15/22	8,574	9
Government National Mortgage Association, 8.50%, 12/15/22	4,410	5
Government National Mortgage Association, 8.50%, 6/15/24	677	1
Government National Mortgage Association, 8.50%, 7/15/24	8,171	9
Government National Mortgage Association, 8.50%, 12/15/24	1,201	1
Government National Mortgage Association, 8.50%, 1/15/25	19,573	21
Government National Mortgage Association, 8.50%, 2/15/25	4,308	4
Government National Mortgage Association, 8.50%, 11/15/25	1,856	2
Government National Mortgage Association, 8.50%, 1/15/26	11,337	12
Government National Mortgage Association, 8.50%, 2/15/26	1,891	2
Government National Mortgage Association, 8.50%, 3/15/26	5,072	6
Government National Mortgage Association, 8.50%, 4/15/26	24,724	27
Government National Mortgage Association, 8.50%, 5/15/26	864	1
Government National Mortgage Association, 11.00%, 1/15/18	1,892,386	2,139
Government National Mortgage Association, TBA, 4.50%, 1/1/34	58,360,909	55,789
Government National Mortgage Association, TBA, 5.00%, 1/1/34	25,900,000	25,633
Housing & Urban Development, 6.17%, 8/1/14	14,981,000	16,566
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	1,452,226	1,454
State of Israel, 7.25%, 12/15/28	5,200,000	5,622
US Treasury, 1.125%, 6/30/05	2,270,000	2,258
US Treasury, 1.625%, 1/31/05	825,000	828
US Treasury, 1.625%, 3/31/05	3,570,000	3,582
US Treasury, 1.625%, 4/30/05	325,000	326
US Treasury, 1.625%, 9/30/05	3,195,000	3,194
US Treasury, 1.75%, 12/31/04	3,385,000	3,402
US Treasury, 1.875%, 11/30/05	3,100,000	3,106

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
US Treasury, 2.00%, 5/15/06	3,190,000	3,191
US Treasury, 2.125%, 10/31/04	1,025,000	1,033
US Treasury, 2.375%, 8/15/06	4,840,000	4,866
US Treasury, 3.00%, 1/31/04	29,795,000	29,842
US Treasury, 3.25%, 5/31/04	50,000,000	50,459
US Treasury, 3.375%, 11/15/08	3,285,000	3,311
US Treasury, 3.50%, 11/15/06	3,420,000	3,535
US Treasury, 3.625%, 3/31/04	58,520,000	58,899
US Treasury, 3.625%, 5/15/13	4,653,000	4,473
US Treasury, 4.00%, 11/15/12	15,245,000	15,099
US Treasury, 4.25%, 8/15/13	9,103,000	9,114
US Treasury, 5.25%, 5/15/04	24,445,000	24,826
US Treasury, 5.875%, 11/15/05	7,900,000	8,501
US Treasury, 6.50%, 2/15/10	3,885,000	4,514
US Treasury Inflation Index Bond, 3.375%, 1/15/07	105,833,060	114,647
US Treasury Inflation Index Bond, 3.625%, 1/15/08	26,705,131	29,534
US Treasury Inflation Index Bond, 4.25%, 1/15/10	52,781,760	61,363
US Treasury Stripped, 0.00%, 8/15/27	89,300,000	24,304
Vendee Mortgage Trust, Series 1998-3, Class E, 6.50%, 3/15/29	4,500,000	4,783
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $688,070)		**702,315**

Mortgage-Backed and Asset Backed Securities (4.5%)	Shares/ $ Par	Value $ (000's)
Autos (0.0%)		
Fleetwood Credit Corp. Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	385,597	388
Total		**388**
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	284,016	294
Total		**294**
Commercial Mortgages (2.8%)		
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.62%, 2/14/43 IO	20,224,287	1,110
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	8,500,000	9,340
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,500,000	2,775
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,500,000	2,726
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/29 144A	2,792,215	3,076

Mortgage-Backed and Asset Backed Securities (4.5%)	Shares/ $ Par	Value $ (000's)
Commercial Mortgages continued		
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/29 144A	3,250,000	3,642
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	6,500,000	6,670
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	5,700,000	5,591
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	232,511,326	7,103
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	15,318,082	287
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	18,853,803	729
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.29%, 2/20/27	17,395,305	18,494
Nomura Asset Securities Corp., Series 1998-D6, Class A2, 6.99%, 3/15/30	15,000,000	17,434
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	961
Total		**79,938**
Credit Card Asset Backed (0.6%)		
Citibank Credit Card Master Trust I, Series 1997-6, Class A, 0.00%, 8/15/06	17,000,000	16,878
(d)Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	2,756,669	2
Total		**16,880**
Finance Services (0.6%)		
Morgan Stanley Capital, Series 1998-WF2, Class A2, 6.54%, 5/15/08	15,000,000	16,723
Total		**16,723**
Franchise Loan Receivables (0.0%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	30,253,423	938
Total		**938**
Home Equity Loans (0.0%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	476,514	480
Total		**480**

Mortgage-Backed and Asset Backed Securities (4.5%)	Shares/ $ Par	Value $ (000's)
Residential Mortgages (0.0%)		
Blackrock Capital Finance L.P., Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,842,176	256
Blackrock Capital Finance L.P., Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	3,897,246	234
Total		**490**
Retail — Retail Stores (0.5%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.39%, 1/20/17	11,280,659	13,079
Total		**13,079**
Total Mortgage-Backed and Asset Backed Securities (Cost: $130,604)		**129,210**

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (5.1%)		
*American Greetings Corp. — Class A	8,300	182
*AutoNation, Inc.	34,700	637
*Auto Zone, Inc.	11,275	961
*Bed Bath & Beyond, Inc.	37,300	1,617
Best Buy Co., Inc.	40,700	2,126
*Big Lots, Inc.	14,700	209
The Black & Decker Corp.	9,800	483
Boise Cascade Corp.	10,800	355
Brunswick Corp.	11,400	363
Carnival Corp Comm Paired Stk	79,473	3,157
Centex Corp.	7,800	840
Circuit City Stores, Inc.	26,400	267
Clear Channel Communications, Inc.	77,650	3,636
*Comcast Corp. — Class A	284,137	9,339
Cooper Tire & Rubber Co.	9,300	199
Dana Corp.	18,715	343
Darden Restaurants, Inc.	20,749	437
Delphi Automotive Systems Corp.	70,769	723
Dillard's, Inc. — Class A	10,536	173
Dollar General Corp.	42,065	883
Dow Jones & Co., Inc.	10,280	512
Eastman Kodak Co.	36,217	930
*eBay, Inc.	81,100	5,238
Family Dollar Stores, Inc.	21,700	779
Federated Department Stores, Inc.	23,412	1,103
Ford Motor Co.	231,307	3,701
Fortune Brands, Inc.	18,333	1,311
Gannett Co., Inc.	34,050	3,036
The Gap, Inc.	112,825	2,619
General Motors Corp.	70,825	3,782
Genuine Parts Co.	21,975	730
*The Goodyear Tire & Rubber Co.	22,100	174
Harley-Davidson, Inc.	38,175	1,814
Harrah's Entertainment, Inc.	13,850	689
Hasbro, Inc.	21,975	468
Hilton Hotels Corp.	47,650	816
The Home Depot, Inc.	290,197	10,298
International Game Technology	43,600	1,557

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued		
*The Interpublic Group of Companies, Inc.	49,400	771
J. C. Penney Co., Inc.	34,325	902
Johnson Controls, Inc.	11,300	1,312
Jones Apparel Group, Inc.	16,000	564
KB Home	5,900	428
Knight-Ridder, Inc.	10,150	785
*Kohl's Corp.	42,833	1,925
Leggett & Platt Inc.	24,267	525
The Limited, Inc.	65,813	1,187
Liz Claiborne, Inc.	13,700	486
Lowe's Companies, Inc.	98,950	5,481
Marriott International, Inc. — Class A	29,400	1,358
Mattel, Inc.	55,460	1,069
The May Department Stores Co.	36,400	1,058
Maytag Corp.	9,867	275
McDonald's Corp.	160,671	3,989
The McGraw-Hill Companies, Inc.	24,140	1,688
Meredith Corp.	6,300	308
The New York Times Co. — Class A	18,892	903
Newell Rubbermaid, Inc.	34,611	788
NIKE, Inc. — Class B	33,300	2,280
Nordstrom, Inc.	17,133	588
*Office Depot, Inc.	39,143	654
Omnicom Group, Inc.	24,000	2,096
Pulte Corp.	7,800	730
Radio Shack Corp.	20,867	640
Reebok International, Ltd.	7,500	295
Sears, Roebuck & Co.	32,050	1,458
The Sherwin-Williams Co.	18,460	641
Snap-on, Inc.	7,317	236
The Stanley Works	10,750	407
*Staples, Inc.	61,850	1,689
*Starbucks Corp.	49,350	1,632
Starwood Hotels & Resorts Worldwide, Inc.	25,400	914
Target Corp.	114,943	4,414
Tiffany & Co.	18,333	829
*Time Warner, Inc.	569,700	10,248
The TJX Companies, Inc.	64,500	1,422
*Toys "R" Us, Inc.	26,950	341
Tribune Co.	39,631	2,045
Tupperware Corp.	7,400	128
*Univision Communications, Inc. — Class A	40,700	1,615
V. F. Corp.	13,543	586
Viacom, Inc. — Class B	221,561	9,832
Visteon Corp.	16,512	172
The Walt Disney Co.	258,033	6,019
Wendy's International, Inc.	14,350	563
Whirlpool Corp.	8,650	628
*Yum! Brands, Inc.	37,080	1,276
Total		**146,667**

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Consumer Staples (5.0%)		
Adolph Coors Co. — Class B	4,600	258
Alberto-Culver Co. — Class B	7,400	467
Albertson's, Inc.	46,295	1,049
Altria Group, Inc.	256,204	13,943
Anheuser-Busch Companies, Inc.	104,419	5,501
Archer-Daniels-Midland Co.	81,375	1,239
Avon Products, Inc.	29,775	2,010
Brown-Forman Corp. — Class B	7,684	718
Campbell Soup Co.	51,854	1,390
The Clorox Co.	27,350	1,328
The Coca-Cola Co.	310,300	15,747
Coca-Cola Enterprises, Inc.	57,100	1,249
Colgate-Palmolive Co.	67,954	3,401
ConAgra Foods, Inc.	67,833	1,790
*Costco Wholesale Corp.	57,752	2,147
CVS Corp.	49,833	1,800
General Mills, Inc.	47,033	2,131
The Gillette Co.	128,765	4,730
H.J. Heinz Co.	44,383	1,617
Hershey Foods Corp.	16,450	1,266
Kellogg Co.	51,543	1,963
Kimberly-Clark Corp.	63,997	3,782
*The Kroger Co.	94,873	1,756
McCormick & Co., Inc.	17,600	530
The Pepsi Bottling Group, Inc.	33,800	817
PepsiCo, Inc.	217,900	10,158
The Procter & Gamble Co.	163,673	16,347
R.J. Reynolds Tobacco Holdings, Inc.	10,600	616
*Safeway, Inc.	55,700	1,220
Sara Lee Corp.	98,084	2,129
SUPERVALU, Inc.	16,950	485
SYSCO Corp.	82,050	3,055
UST, Inc.	21,033	751
Wal-Mart Stores, Inc.	551,633	29,263
Walgreen Co.	129,354	4,706
Winn-Dixie Stores, Inc.	17,750	177
Wm. Wrigley Jr. Co.	28,433	1,598
Total		**143,134**
Energy (2.6%)		
Amerada Hess Corp.	11,400	606
Anadarko Petroleum Corp.	31,477	1,606
Apache Corp.	20,465	1,660
Ashland, Inc.	8,600	379
Baker Hughes, Inc.	42,240	1,358
*BJ Services Co.	20,000	718
Burlington Resources, Inc.	25,386	1,406
ChevronTexaco Corp.	134,884	11,652
ConocoPhillips	85,803	5,626
Devon Energy Corp.	29,300	1,678
EOG Resources, Inc.	14,540	671
Exxon Mobil Corp.	837,871	34,352
Halliburton Co.	55,285	1,437
Kerr-McGee Corp.	12,757	593
Marathon Oil Corp.	39,191	1,297
*Nabors Industries, Ltd.	18,450	766
*Noble Corp.	16,850	603

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Energy continued		
Occidental Petroleum Corp.	48,280	2,039
*Rowan Companies, Inc.	11,850	275
Schlumberger, Ltd.	73,533	4,024
Sunoco, Inc.	9,750	499
*Transocean Sedco Forex, Inc.	40,354	969
Unocal Corp.	32,633	1,202
Total		**75,416**
Financials (9.2%)		
ACE, Ltd.	35,100	1,454
AFLAC, Inc.	64,850	2,346
The Allstate Corp.	88,869	3,823
Ambac Financial Group, Inc.	13,500	937
American Express Co.	162,500	7,837
American International Group, Inc.	329,390	21,833
AmSouth Bancorporation	44,245	1,084
Aon Corp.	39,475	945
Apartment Investment and Management Co. — Class A	11,900	411
Bank of America Corp.	188,720	15,179
The Bank of New York Co., Inc.	97,220	3,220
Bank One Corp.	142,745	6,508
BB&T Corp.	68,200	2,635
The Bear Stearns Companies, Inc.	12,545	1,003
Capital One Financial Corp.	28,700	1,759
The Charles Schwab Corp.	170,986	2,024
Charter One Financial, Inc.	28,471	984
The Chubb Corp.	23,650	1,611
Cincinnati Financial Corp.	20,280	849
Citigroup, Inc.	650,274	31,565
Comerica, Inc.	22,100	1,239
Countrywide Credit Industries, Inc.	22,933	1,739
Equity Office Properties Trust	50,400	1,444
Equity Residential Properties Trust	34,600	1,021
Fannie Mae	122,929	9,227
Federated Investors, Inc. — Class B	13,700	402
Fifth Third Bancorp	71,943	4,252
First Tennessee National Corp.	15,900	701
FleetBoston Financial Corp.	132,828	5,798
Franklin Resources, Inc.	31,650	1,648
Freddie Mac	87,814	5,121
Golden West Financial Corp.	19,250	1,986
The Goldman Sachs Group, Inc.	59,800	5,904
The Hartford Financial Services Group, Inc.	35,650	2,104
Huntington Bancshares, Inc.	28,900	650
J.P. Morgan Chase & Co.	257,162	9,446
Janus Capital Group, Inc.	30,171	495
Jefferson-Pilot Corp.	17,853	904
John Hancock Financial Services, Inc.	36,500	1,369
Key Corp	53,125	1,558
Lehman Brothers Holdings, Inc.	34,756	2,684
Lincoln National Corp.	22,460	907
Loews Corp.	23,433	1,159
Marsh & McLennan Companies, Inc.	67,280	3,222
Marshall & Ilsley Corp.	28,700	1,098
MBIA, Inc.	18,250	1,081
MBNA Corp.	161,295	4,008

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Mellon Financial Corp.	54,409	1,747
Merrill Lynch & Co., Inc.	118,000	6,921
MetLife, Inc.	96,015	3,233
MGIC Investment Corp.	12,400	706
Moody's Corp.	18,800	1,138
Morgan Stanley	137,331	7,947
National City Corp.	77,579	2,633
North Fork Bancorporation, Inc.	19,200	777
Northern Trust Corp.	27,850	1,293
Plum Creek Timber Co., Inc.	23,100	703
The PNC Financial Services Group, Inc.	35,400	1,937
Principal Financial Group, Inc.	40,900	1,353
The Progressive Corp.	27,400	2,290
Prologis	22,600	725
*Providian Financial Corp.	36,643	427
Prudential Financial, Inc.	68,900	2,878
Regions Financial Corp.	28,090	1,045
SAFECO Corp.	17,450	679
Simon Property Group, Inc.	24,300	1,126
SLM Corp.	56,958	2,146
SouthTrust Corp.	42,633	1,395
The St. Paul Companies, Inc.	28,720	1,139
State Street Corp.	42,000	2,187
SunTrust Banks, Inc.	35,567	2,543
Synovus Financial Corp.	38,050	1,100
T. Rowe Price Group, Inc.	15,600	740
Torchmark Corp.	14,450	658
Travelers Property Casualty Corp. — Class B	127,130	2,157
U.S. Bancorp	243,209	7,243
Union Planters Corp.	24,712	778
UnumProvident Corp.	37,406	590
Wachovia Corp.	168,157	7,834
Washington Mutual, Inc.	116,538	4,676
Wells Fargo & Co.	212,085	12,490
XL Capital, Ltd. — Class A	17,200	1,334
Zions Bancorporation	11,300	693
Total		**268,435**
Health Care (6.0%)		
Abbott Laboratories	197,225	9,191
Aetna, Inc.	19,379	1,310
Allergan, Inc.	16,533	1,270
AmerisourceBergen Corp.	14,100	792
*Amgen, Inc.	162,923	10,069
*Anthem, Inc.	17,500	1,313
Applera Corp. — Applied Biosystems Group	26,367	546
Bausch & Lomb, Inc.	6,700	348
Baxter International, Inc.	76,900	2,347
Becton, Dickinson and Co.	32,050	1,319
*Biogen IDEC, Inc.	41,320	1,520
Biomet, Inc.	32,355	1,178
*Boston Scientific Corp.	103,980	3,822
Bristol-Myers Squibb Co.	244,744	7,000
C. R. Bard, Inc.	6,550	532
Cardinal Health, Inc.	56,350	3,446
*Chiron Corp.	23,578	1,344

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
CIGNA Corp.	17,671	1,016
Eli Lilly and Co.	141,766	9,970
*Express Scripts, Inc.	9,900	658
*Forest Laboratories, Inc.	46,034	2,845
*Genzyme Corp.	28,000	1,382
Guidant Corp.	38,812	2,336
HCA, Inc.	63,015	2,707
Health Management Associates, Inc. — Class A	30,300	727
*Humana, Inc.	20,400	466
IMS Health, Inc.	30,233	752
Johnson & Johnson	374,723	19,357
*King Pharmaceuticals, Inc.	30,466	465
Manor Care, Inc.	11,200	387
McKesson HBOC, Inc.	36,693	1,180
*Medco Health Solutions, Inc.	34,162	1,161
*MedImmune, Inc.	31,500	800
Medtronic, Inc.	153,600	7,466
Merck & Co., Inc.	282,700	13,060
*Millipore Corp.	6,100	263
Pfizer, Inc.	982,959	34,727
*Quest Diagnostics Inc.	13,300	972
Schering-Plough Corp.	185,450	3,225
*St. Jude Medical, Inc.	21,700	1,331
Stryker Corp.	25,150	2,138
*Tenet Healthcare Corp.	58,550	940
UnitedHealth Group, Inc.	75,228	4,377
*Watson Pharmaceuticals, Inc.	13,600	626
*Wellpoint Health Networks, Inc. — Class A	18,500	1,794
Wyeth	168,071	7,135
*Zimmer Holdings, Inc.	28,673	2,019
Total		**173,629**
Industrials (4.9%)		
3M Co.	98,824	8,403
*Allied Waste Industries, Inc.	26,450	367
American Power Conversion Corp.	24,950	610
*American Standard Companies, Inc.	9,100	916
*Apollo Group, Inc. — Class A	22,200	1,510
Avery Dennison Corp.	13,950	781
The Boeing Co.	106,218	4,476
Burlington Northern Santa Fe Corp.	47,008	1,521
Caterpillar, Inc.	43,612	3,621
*Cendant Corp.	127,973	2,850
Cintas Corp.	21,567	1,081
Cooper Industries, Ltd. — Class A	11,600	672
Crane Co.	7,525	231
CSX Corp.	27,050	972
Cummins, Inc.	5,200	254
Danaher Corp.	19,300	1,771
Deere & Co.	30,240	1,967
Delta Air Lines, Inc.	15,533	183
Deluxe Corp.	6,712	277
Dover Corp.	25,533	1,015
Eaton Corp.	9,500	1,026
Emerson Electric Co.	53,125	3,440
Equifax, Inc.	17,700	434

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
FedEx Corp.	37,640	2,541
Fluor Corp.	10,300	408
General Dynamics Corp.	24,900	2,251
General Electric Co.	1,264,898	39,187
Goodrich Corp.	14,800	439
H&R Block, Inc.	22,650	1,254
Honeywell International, Inc.	108,550	3,629
Illinois Tool Works, Inc.	38,900	3,264
Ingersoll-Rand Co. — Class A	21,670	1,471
ITT Industries, Inc.	11,700	868
Lockheed Martin Corp.	56,922	2,926
Masco Corp.	59,300	1,625
*Monster Worldwide, Inc.	14,133	310
*Navistar International Corp.	8,620	413
Norfolk Southern Corp.	49,243	1,165
Northrop Grumman Corp.	23,131	2,211
PACCAR, Inc.	14,685	1,250
Pall Corp.	15,716	422
Parker-Hannifin Corp.	14,900	887
Pitney Bowes, Inc.	29,527	1,199
*Power-One, Inc.	10,500	114
R. R. Donnelley & Sons Co.	14,333	432
Raytheon Co.	52,300	1,571
*Robert Half International, Inc.	21,560	503
Rockwell Automation, Inc.	23,350	831
Rockwell Collins, Inc.	22,650	680
Ryder System, Inc.	8,000	273
Southwest Airlines Co.	98,795	1,595
Textron, Inc.	17,150	979
*Thomas & Betts Corp.	7,400	169
Tyco International, Ltd.	252,183	6,683
Union Pacific Corp.	32,140	2,233
United Parcel Service, Inc. — Class B	142,100	10,594
United Technologies Corp.	59,233	5,614
W.W. Grainger, Inc.	11,500	545
Waste Management, Inc.	74,797	2,214
Total		**141,128**
Information Technology (7.9%)		
*ADC Telecommunications, Inc.	101,550	302
Adobe Systems, Inc.	29,475	1,158
*Advanced Micro Devices, Inc.	43,800	653
*Agilent Technologies, Inc.	59,488	1,739
*Altera Corp.	48,265	1,096
Analog Devices, Inc.	46,143	2,106
*Andrew Corp.	19,362	223
*Apple Computer, Inc.	45,800	979
*Applied Materials, Inc.	209,200	4,697
*Applied Micro Circuits Corp.	38,500	230
Autodesk, Inc.	14,066	346
Automatic Data Processing, Inc.	75,500	2,991
*Avaya, Inc.	52,612	681
*BMC Software, Inc.	28,740	536
*Broadcom Corp. — Class A	37,400	1,275
*CIENA Corp.	59,500	395
*Cisco Systems, Inc.	886,067	21,523
*Citrix Systems, Inc.	20,780	441

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
Computer Associates International, Inc.	73,132	1,999
*Computer Sciences Corp.	23,650	1,046
*Compuware Corp.	48,343	292
*Comverse Technology, Inc.	23,800	419
*Concord EFS, Inc.	61,500	913
*Convergys Corp.	18,050	315
*Corning, Inc.	168,100	1,753
*Dell, Inc.	324,267	11,012
*Electronic Arts, Inc.	37,200	1,777
Electronic Data Systems Corp.	60,600	1,487
*EMC Corp.	276,986	3,579
First Data Corp.	93,422	3,839
*Fiserv, Inc.	24,425	965
*Gateway, Inc.	40,950	188
Hewlett-Packard Co.	385,467	8,854
Intel Corp.	821,843	26,464
International Business Machines Corp.	218,410	20,242
*Intuit, Inc.	25,900	1,370
*Jabil Circuit, Inc.	25,133	711
*JDS Uniphase Corp.	180,600	659
*KLA-Tencor Corp.	24,000	1,408
*Lexmark International Group, Inc. — Class A	16,200	1,274
Linear Technology Corp.	39,550	1,664
*LSI Logic Corp.	47,800	424
*Lucent Technologies, Inc.	525,262	1,492
Maxim Integrated Products, Inc.	41,000	2,042
*Mercury Interactive Corp.	10,900	530
*Micron Technology, Inc.	76,950	1,037
Microsoft Corp.	1,365,300	37,601
Molex, Inc.	24,175	843
Motorola, Inc.	293,819	4,134
*National Semiconductor Corp.	23,243	916
*NCR Corp.	12,000	466
*Network Appliance, Inc.	43,200	887
*Novell, Inc.	46,900	493
*Novellus Systems, Inc.	19,100	803
*NVIDIA Corp.	20,100	467
*Oracle Corp.	660,750	8,722
*Parametric Technology Corp.	33,620	132
Paychex, Inc.	47,540	1,768
*PeopleSoft, Inc.	46,000	1,049
PerkinElmer, Inc.	16,000	273
*PMC-Sierra, Inc.	21,500	433
*QLogic Corp.	11,850	611
QUALCOMM, Inc.	100,233	5,406
Sabre Holdings Corp. — Class A	18,109	391
*Sanmina-SCI Corp.	64,400	812
Scientific-Atlanta, Inc.	18,800	513
*Siebel Systems, Inc.	62,400	865
*Solectron Corp.	104,800	619
*Sun Microsystems, Inc.	407,754	1,831
*SunGard Data Systems, Inc.	36,000	998
*Symantec Corp.	38,300	1,327
Symbol Technologies, Inc.	29,150	492
Tektronix, Inc.	10,740	339

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Tellabs, Inc.	52,108	439
*Teradyne, Inc.	23,850	607
Texas Instruments, Inc.	218,575	6,422
*Thermo Electron Corp.	20,500	517
*Unisys Corp.	41,550	617
*VERITAS Software Corp.	53,701	1,996
*Waters Corp.	15,500	514
*Xerox Corp.	99,800	1,377
*Xilinx, Inc.	43,000	1,666
*Yahoo!, Inc.	82,000	3,704
Total		**230,176**
Materials (1.4%)		
Air Products and Chemicals, Inc.	28,733	1,518
Alcoa, Inc.	106,843	4,060
Allegheny Technologies, Inc.	10,231	135
Ball Corp.	7,134	425
Bemis Co., Inc.	6,750	338
The Dow Chemical Co.	115,924	4,819
E. I. du Pont de Nemours and Co.	125,745	5,770
Eastman Chemical Co.	9,775	386
Ecolab, Inc.	32,800	898
Engelhard Corp.	15,800	473
Freeport-McMoRan Copper & Gold, Inc. — Class B	21,219	894
Georgia-Pacific Corp.	32,058	983
Great Lakes Chemical Corp.	6,400	174
*Hercules, Inc.	14,000	171
International Flavors & Fragrances, Inc.	11,875	415
International Paper Co.	60,524	2,609
*Louisiana-Pacific Corp.	13,200	236
MeadWestvaco Corp.	25,314	753
Monsanto Co.	33,078	952
Newmont Mining Corp.	54,530	2,651
Nucor Corp.	9,867	553
*Pactiv Corp.	19,900	476
*Phelps Dodge Corp.	11,210	853
PPG Industries, Inc.	21,433	1,372
Praxair, Inc.	41,100	1,570
Rohm and Haas Co.	28,034	1,197
*Sealed Air Corp.	10,736	581
Sigma-Aldrich Corp.	8,900	509
Temple-Inland, Inc.	6,800	426
United States Steel Corp.	13,050	457
Vulcan Materials Co.	12,800	609
Weyerhaeuser Co.	27,720	1,774
Worthington Industries, Inc.	10,850	196
Total		**39,233**
Telecommunication Services (1.5%)		
ALLTEL Corp.	39,343	1,833
AT&T Corp.	99,474	2,019
*AT&T Wireless Services, Inc.	342,516	2,737
BellSouth Corp.	233,235	6,600
CenturyTel, Inc.	18,200	594
*Citizens Communications Co.	35,900	446
*Nextel Communications, Inc. — Class A	138,833	3,896

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Telecommunication Services continued		
*Qwest Communications International, Inc.	214,020	925
SBC Communications, Inc.	419,633	10,939
Sprint Corp.	113,991	1,872
*Sprint Corp. (PCS Group)	130,640	734
Verizon Communications, Inc.	347,938	12,205
Total		**44,800**
Utilities (1.3%)		
*The AES Corp.	78,275	739
*Allegheny Energy, Inc.	15,900	203
Ameren Corp.	20,433	940
American Electric Power Co., Inc.	49,820	1,520
*Calpine Corp.	52,140	251
CenterPoint Energy, Inc.	38,626	374
Cinergy Corp.	22,438	871
*CMS Energy Corp.	20,300	173
Consolidated Edison, Inc.	28,425	1,223
Constellation Energy Group, Inc.	21,100	826
Dominion Resources, Inc.	40,825	2,606
DTE Energy Co.	21,250	837
Duke Energy Corp.	114,142	2,334
*Dynegy, Inc. — Class A	47,300	202
Edison International	41,180	903
El Paso Corp.	75,817	621
Entergy Corp.	28,791	1,645
Exelon Corp.	41,162	2,732
FirstEnergy Corp.	41,074	1,446
FPL Group, Inc.	23,143	1,514
KeySpan Corp.	20,000	736
Kinder Morgan, Inc.	15,533	918
Nicor, Inc.	5,550	189
NiSource, Inc.	33,184	728
Peoples Energy Corp.	4,600	193
*PG&E Corp.	51,975	1,443
Pinnacle West Capital Corp.	11,500	460
PPL Corp.	22,333	977
Progress Energy, Inc.	30,779	1,393
Public Service Enterprise Group, Inc.	28,540	1,250
Sempra Energy	28,259	849
The Southern Co.	92,000	2,784
TECO Energy, Inc.	23,700	342
TXU Corp.	40,615	963
The Williams Companies, Inc.	65,400	642
Xcel Energy, Inc.	50,370	855
Total		**36,682**
Total Common Stock (Cost: $734,524)		**1,299,300**

Money Market Investment (20.4%)	Shares/ $ Par	Value $ (000's)
Agricultural Services (0.5%)		
(b)Cargill, Inc., 1.06%, 3/5/04	15,000,000	14,973
Total		**14,973**
Asset-Backed Securities (CMO'S) (1.6%)		
(b)Fcar Owner Trust I, 1.08%, 2/17/04	15,000,000	14,979
(b)Sheffield Receivables, 1.09%, 1/7/04	15,000,000	14,997
(b)Sheffield Receivables, 1.10%, 01/02/04	15,000,000	15,000
Total		**44,976**
Autos (1.0%)		
(b)Daimler Chrysler Auto, 1.07%, 2/17/04	15,000,000	14,979
(b)Daimler Chrysler Auto, 1.07%, 2/27/04	12,524,000	12,503
Total		**27,482**
Banks (0.1%)		
(b)UBS Finance Delaware LLC, 0.95%, 1/2/04	3,860,000	3,860
Total		**3,860**
Beverages, Malt Beverages (0.5%)		
(b)Coca-Cola Co., 1.09%, 2/27/04	15,000,000	14,974
Total		**14,974**
Electronic Computers (0.5%)		
(b)International Business, 0.97%, 1/16/04	15,391,000	15,385
Total		**15,385**
Federal Government and Agencies (2.7%)		
(b)Federal Home Loan Bank, 1.06%, 3/10/04	15,000,000	14,972
(b)Federal Home Loan Mortgage Co., 1.065%, 2/5/04	34,200,000	34,165
(b)Federal Home Loan Mortgage Co., 1.07%, 1/14/04	15,100,000	15,094
(b)Federal National Mortgage Association, 1.06%, 1/20/04	15,000,000	14,992
Total		**79,223**
Finance Lessors (0.5%)		
(b)Receivable Capital Trust, 1.08%, 1/20/04	15,000,000	14,991
Total		**14,991**
Finance Services (2.4%)		
(b)American General, 1.13%, 3/5/04	15,000,000	14,973
(b)John Deere Capital Corp., 1.20%, 1/12/04	10,000,000	9,996
(b)Wells Fargo Bank, 1.04%, 1/29/04	15,000,000	15,001
(b)Windmill Funding Corp., 1.05%, 2/6/04	15,000,000	14,984
Windmill Funding Corp., 1.08%, 2/13/04	15,000,000	14,981
Total		**69,935**

Money Market Investment (20.4%)	Shares/ $ Par	Value $ (000's)
Miscellaneous Business Credit Institutions (1.9%)		
(b)Delaware Funding, 1.08%, 1/5/04	10,000,000	9,999
(b)Delaware Funding, 1.08%, 1/29/04	10,000,000	9,992
(b)General Electric Capital, 1.12%, 2/17/04	15,000,000	14,979
(b)National Rural Utility, 1.08%, 1/28/04	15,000,000	14,987
(b)Pitney Bowes Inc., 0.92%, 1/2/04	3,700,000	3,700
Total		**53,657**
Personal Credit Institutions (4.8%)		
(b)American Express Credit, 1.08%, 4/1/04	15,000,000	15,000
(b)CXC Inc., 1.07%, 2/9/04	15,000,000	14,983
(b)CXC Inc., 1.08%, 2/6/04	15,000,000	14,984
(b)General Electric Capital, 1.10%, 2/4/04	15,000,000	14,984
(b)Household Finance Corp., 1.09%, 1/15/04	15,000,000	14,994
(b)Preferred Receivable Funding, 1.08%, 1/28/04	15,000,000	14,988
(b)Preferred Receivable Funding, 1.09%, 1/15/04	15,000,000	14,993
(b)Toyota Motor Credit Corp., 1.02%, 3/2/04	15,000,000	14,974
(b)Toyota Motor Credit Corp., 1.05%, 3/8/04	15,000,000	14,972
Total		**134,872**
Security Brokers and Dealers (1.0%)		
(b)Morgan Stanley Dean Witter, 1.09%, 1/23/04	15,000,000	14,990
(b)Morgan Stanley Dean Witter, 1.08%, 2/17/04	15,000,000	14,979
Total		**29,969**
Short Term Business Credit (2.9%)		
(b)Old Line Funding Corp., 1.08%, 2/13/04	10,000,000	9,987
(b)Old Line Funding Corp., 1.09%, 1/9/04	15,000,000	14,997
(b)Thunder Bay Funding, Inc., 1.09%, 2/5/04	15,000,000	14,984
(b)Thunder Bay Funding, Inc., 1.09%, 2/6/04	15,000,000	14,984
Short Term Business Credit continued		
(b)Transamerica Financial, 1.02%, 1/14/04	15,000,000	14,994
(b)Transamerica Financial, 1.07%, 1/16/04	15,000,000	14,993
Total		**84,939**
Total Money Market Investment (Cost: $589,185)		**589,236**
Total Investments (103.9%) (Cost: $2,429,286)		**3,003,621**
Total Assets, Less Liabilities (-3.9%)		**(112,133)**
Total Net Assets (100.0%)		**2,891,488**

* Non-Income Producing

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $2,438,682 and the net unrealized appreciation of investments based on that cost was $564,939 which is comprised of $708,368 aggregate gross unrealized appreciation and $143,429 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
US Long Bond (CBT) Commodity Future (Total Notional Value at 12/31/03 $116,920)	1,090	03/04	$ 2,231
S & P 500 Index Futures (Total Notional Value at 12/31/03 $345,959)	1,295	03/04	$13,598

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements

High Yield Bond Portfolio

Objective:
High current income and capital appreciation with moderate risk.

Portfolio Strategy:
Generate superior performance by investing in a diversified mix of fixed income securities rated below investment grade.

Net Assets:
$199 million

Investing in a portfolio of high yield bonds provides a high level of current income, along with the opportunity for capital gains, to investors who can accept a moderate level of risk. Holdings of particular interest include investments in entities that have the possibility of a positive event, such as a significant improvement in credit rating or earnings, or a change in ownership. In a high yield portfolio, some credit losses over time are inevitable; high coupons and diversification across many holdings mitigate the impact of individual securities on the performance of the total Portfolio.

Approximately once in a decade, usually as the economy is emerging from a recession, there is an exceptional year for returns on high yield bonds, and 2003 was such a year. The Lehman Brothers High Yield Intermediate Market Index had a return of 27.44% for the year. For comparison, returns of the Index have ranged from –6.5% to 17.3% over the last eight years, and the annualized return of the Index since the Portfolio's inception date (May 1994) has been 6.92%. The High Yield Bond Portfolio has performed better than the Index for the year just ended and since inception.

There are several reasons for the excellent performance of the high yield market in 2003: a strengthening economy, which is positive for earnings and cash flow of the leveraged companies that issue high yield bonds; a high-yield market recovering from a very depressed level in 2002, accompanied by a buoyant stock market; and strong investor interest in the asset class because of low yields on other bonds in an environment of very low interest rates. Credit spreads between investment grade and high yield bonds tightened dramatically during 2003, driving prices of high yield bonds steadily upward.

In this very positive environment for the asset class, the Portfolio's performance benefited from a somewhat aggressive quality mix, with the middle quality sector of the market overweighted. A small exposure to the lower-tier quality sector was also beneficial. In particular, we retained some holdings that had fallen to very low prices in 2002, in the belief that they would recover, and they were among the top performing issues in 2003. Industry sectors that performed particularly well include electric power, telecommunications, financial services, refining and technology — all sectors that had been beaten down in the volatile and illiquid market of the prior year.

Sector Allocation 12/31/03



Consumer Products 7%
Utilities 4%
Transportation 5%
Financials 5%
Short-Term Investments and Other Assets, Net 7%
Auto Related 5%
Healthcare/Pharmaceuticals 7%
Other Holdings 2%
5% Foods
9% Gaming/Lodging/Leisure
20% Basic Material/ Capital Goods
7% Energy
9% Media
4% Builders
4% Telecommunications

Sector Allocation is based on Net Assets.
Sector Allocation is subject to change.

There are greater risks inherent in a fund that primarily invests in high yield bonds.

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
5/94
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
High Yield Bond Portfolio
Lehman Brothers High Yield Intermediate Market Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	Since Inception*
High Yield Bond Portfolio	29.06%	4.57%	7.70%
Lehman Brothers High Yield Intermediate Market Index	27.44%	4.61%	6.92%

*inception date of 05/03/94

The total return performance for the High Yield Bond Portfolio is shown in comparison with the Lehman Brothers High Yield Intermediate Market Index. The Lehman Brothers index is an appropriate measure of portfolio performance since it has a quality and maturity profile that resembles the High Yield Bond Portfolio. The index cannot be invested in directly and does not include sales charges.

The Lehman Brothers High Yield Intermediate Market Index is made up of dollar-denominated, nonconvertible, SEC publicly registered fixed rate noninvestment grade issues. The bonds will have remaining maturities of between one and ten years and have an outstanding par value of at least $100 million. Yankee and global bonds (SEC registered) of issuers in G-7 countries are included. Original issue zero coupon bonds and step-up coupon structures are also included; however, the index excludes pay-in-kind (PIK) bonds. Each bond must be rated Ba1 or lower by Moody's Investor Service. If a Moody's rating is unavailable, the bonds must be rated BB+ or lower by Standard & Poor's, or by Fitch if an S&P rating is unavailable. A few unrated bonds are included in the index; to be eligible they must have previously held a high yield rating or have been associated with a high yield issuer. The index is an unmanaged market value weighted index and measures the income provided by, and the price changes of, the underlying securities.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of the Portfolio's operations). Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Aerospace (0.5%)		
L-3 Communications Corp., 6.125%, 1/15/14 144A	950,000	952
Total Aerospace		**952**
Auto Related (4.5%)		
Advanced Accessory, 10.75%, 6/15/11	725,000	798
Asbury Automotive Group, 8.00%, 3/15/14 144A	1,150,000	1,156
Collins & Aikman Products, 10.75%, 12/31/11	1,125,000	1,105
HLI Operating Co., 10.50%, 6/15/10	925,000	1,065
Metaldyne Corp., 10.00%, 11/1/13 144A	1,500,000	1,515
Oxford Automotive, Inc., 12.00%, 10/15/10 144A	1,500,000	1,260
RJ Tower Corp., 12.00%, 6/1/13	750,000	739
United Components, Inc., 9.375%, 6/15/13	1,275,000	1,393
Total Auto Related		**9,031**
Basic Materials (12.9%)		
Chemicals (7.3%)		
Huntsman Adv. Materials, 11.00%, 7/15/10 144A	1,900,000	2,100
Huntsman International LLC, 9.875%, 3/1/09 144A	550,000	602
Huntsman International, Inc., 9.875%, 3/1/09	400,000	438
Huntsman LLC, 11.625%, 10/15/10 144A	750,000	765
IMC Global, Inc., 11.25%, 6/1/11	1,100,000	1,210
Koppers, Inc., 9.875%, 10/15/13 144A	1,125,000	1,240
Kraton Polymers LLC, 8.125%, 1/15/14 144A	1,300,000	1,352
Lyondell Chemical Co., 9.50%, 12/15/08	500,000	523
Nalco Co. 8.875%, 11/15/13 144A	1,125,000	1,193
Resolution Perform Prod., 8.00%, 12/15/09 144A	1,150,000	1,190
Rockwood Specialties Corp., 10.625%, 5/15/11 144A	1,725,000	1,923
Terra Capital Corp., 11.50%, 6/1/10	1,050,000	1,097
United Agricultural Products, 8.25%, 12/15/11 144A	1,100,000	1,130
Total		**14,763**
Metals/Mining (2.0%)		
CSN Islands VIII Corp., 9.75%, 12/16/13 144A	1,150,000	1,179
Massey Energy Co. 6.625%, 11/15/10 144A	1,125,000	1,153

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Metals/Mining continued		
Texas Industries Inc., 10.25%, 6/15/11	725,000	819
UCAR Finance, Inc., 10.25%, 2/15/12	725,000	834
Total		**3,985**
Packaging/Containers (2.0%)		
Anchor Glass Container, 11.00%, 2/15/13	750,000	870
Crown European Holdings SA, 9.50%, 3/1/11	550,000	623
Owens Brockway Glass Container, 8.75%, 11/15/12	775,000	863
Owens Brockway Glass Container., 8.25%, 5/15/13	725,000	778
Pliant Corp., 11.125%, 9/1/09	740,000	799
Total		**3,933**
Paper & Forest Products (1.6%)		
Appleton Papers, Inc., 12.50%, 12/15/08	1,250,000	1,413
Buckeye Technologies, Inc., 8.50%, 10/1/13	925,000	990
Georgia Pacific Corp. 8.00%, 1/15/24 144A	750,000	765
Total		**3,168**
Total Basic Materials		**25,849**
Builders (3.6%)		
Building Materials (2.6%)		
Integrated Electrical Services, Inc., 9.375%, 2/1/09	1,450,000	1,524
Nationsrent, Inc., 9.50%, 10/15/10 144A	950,000	1,021
Norcraft Co., 9.00%, 11/1/11 144A	750,000	810
Nortek Holdings Inc. 0.00%, 5/15/11 144A	950,000	686
United Rentals NA, Inc., 7.75%, 11/15/13 144A	1,125,000	1,149
Total		**5,190**
Home Builders (1.0%)		
Meritage Corp., 9.75%, 6/1/11	1,100,000	1,229
Technical Olympic USA, Inc., 9.00%, 7/1/10	750,000	806
Total		**2,035**
Total Builders		**7,225**
Capital Goods (6.7%)		
Amsted Industries, Inc., 10.25%, 10/15/11 144A	1,825,000	2,017
Bombardier Recreational, 8.375%, 12/15/13 144A	1,750,000	1,829

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Capital Goods continued		
Case New Holland, Inc., 9.25%, 8/1/11 144A	800,000	896
Columbus McKinnon Corp., 10.00%, 8/1/10	925,000	985
General Cable Corp., 9.50%, 11/15/10 144A	1,325,000	1,418
Jacuzzi Brands Inc., 9.625%, 7/1/10 144A	750,000	825
JLG Industries Inc., 8.25%, 5/1/08	500,000	543
Rexnord Corp., 10.125%, 12/15/12	750,000	821
Sensus Metering Systems, 8.625%, 12/15/13 144A	1,300,000	1,334
Terex Corp. 7.375%, 1/15/14 144A	1,625,000	1,662
Trimas Corp., 9.875%, 6/15/12	975,000	1,016
Total Capital Goods		**13,346**
Consumer Products (6.9%)		
Consumer Products (2.5%)		
Hines Nurseries, Inc. 10.25%, 10/1/11 144A	775,000	845
Jafra Cosmetics, 10.75%, 5/15/11	1,100,000	1,207
Jostens Holding, 10.25%, 12/1/10 144A	925,000	580
Rayovac Corp., 8.50%, 10/1/13	1,125,000	1,193
Simmons Co. 7.875%, 1/15/14 144A	1,100,000	1,106
Total		**4,931**
Retail Food & Drug (0.6%)		
Delhaize America, Inc., 9.00%, 4/15/31	950,000	1,154
Total		**1,154**
Retail Store (2.0%)		
Cole National Group, 8.875%, 5/15/12	1,000,000	1,070
Couche-Tard US, 7.50%, 12/15/13 144A	1,525,000	1,597
Payless Shoesource, Inc., 8.25%, 8/1/13	1,350,000	1,299
Total		**3,966**
Textile/Apparel (1.8%)		
Oxford Industries, Inc., 8.875%, 6/1/11 144A	1,050,000	1,148
Perry Ellis International, Inc., 8.875%, 9/15/13 144A	750,000	789
Phillips Van Heusen Corp., 8.125%, 5/1/13	700,000	744
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	200,000	201
Warnaco, Inc., 8.875%, 6/15/13 144A	725,000	747
Total		**3,629**
Total Consumer Products		**13,680**
Energy (6.6%)		
Gas Pipeline/Oil Field Service (2.8%)		
Dynegy Holdings Inc., 10.125%, 7/15/13 144A	1,125,000	1,294
Hanover Equip TR., 8.75% 9/1/11	975,000	1,034
Hanover Equipment Trust 01 A, 0.00%, 3/31/07	750,000	551

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Gas Pipeline/Oil Field Service continued		
Parker Drilling Co., 9.625%, 10/1/13 144A	1,125,000	1,170
Suburban Propane Partners, 6.875%, 12/15/13 144A	1,525,000	1,539
Total		**5,588**
Oil & Gas Exploration/Production (3.2%)		
Compton Pete Corp., 9.90%, 5/15/09	750,000	818
Hilcorp Energy, 10.50%, 9/1/10 144A	2,100,000	2,299
Petrobras International, 8.375%, 12/10/18	1,125,000	1,156
Range Resources Corp. 7.375%, 7/15/13	775,000	775
Tom Brown, Inc., 7.25%, 9/15/13	1,125,000	1,190
Total		**6,238**
Oil Refining & Marketing (0.6%)		
Citgo Petroleum Corp., 11.375%, 2/1/11	1,100,000	1,276
Total		**1,276**
Total Energy		**13,102**
Financials (4.6%)		
Financial Services (3.5%)		
AmeriCredit Corp., 9.875%, 4/15/06	1,375,000	1,444
Dollar Financial Group 9.75%, 11/15/11 144A	1,875,000	1,940
IOS Capital LLC, 7.25%, 6/30/08	1,670,000	1,779
WMC Finance Co. 11.75%, 12/15/08 144A	1,750,000	1,746
Total		**6,909**
Insurance (1.1%)		
Crum & Forster Holding Corp., 10.375%, 6/15/13 144A	925,000	1,028
Fairfax Financial Holdings, 7.375%, 3/15/06	1,125,000	1,136
Total		**2,164**
Total Financials		**9,073**
Financials Banking (0.3%)		
Western Financial Bank-FSB, 9.625%, 5/15/12	625,000	697
Total Financials Banking		**697**
Foods (5.3%)		
Food/Beverage/Tobacco (3.8%)		
Bavaria SA, 8.875%, 11/1/10 144A	1,125,000	1,153
Land O Lakes, Inc., 9.00%, 12/15/10 144A	1,525,000	1,536
Merisant Co., 9.50%, 7/15/13 144A	1,125,000	1,198
Pinnacle Foods Holding, 8.25%, 12/1/13 144A	1,325,000	1,371
RJ Reynolds Tobacco Holdings, 7.25%, 6/1/12	750,000	739

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Food/Beverage/Tobacco continued		
Seminis Vegetable Seeds, 10.25%, 10/1/13 144A	450,000	484
Tabletop Holdings, 0%, 5/15/14 144A	1,875,000	1,031
Total		**7,512**
Restaurant (1.5%)		
Buffets, Inc., 11.25%, 7/15/10	1,000,000	1,073
Domino's, Inc., 8.25%, 7/1/11, 144A	735,000	787
O'Charleys, Inc., 9.00%, 11/1/13 144A	1,150,000	1,156
Total		**3,016**
Total Foods		**10,528**
Gaming/Lodging/Leisure (8.8%)		
Gaming (4.3%)		
(d)Hollywood Casino Shreveport, 13.00%, 8/1/06	700,000	469
Inn of The Mountain Gods., 12.00%, 11/15/10 144A	1,500,000	1,593
Jacobs Entmt, Inc., 11.875%, 2/01/09	675,000	756
Majestic Star Casino, LLC, 9.50%, 10/15/10 144A	1,500,000	1,538
Poster Financial Group, 8.34%, 12/1/11 144A	750,000	793
Resort Intl. Hotel/Casino, 11.50%, 3/15/09	1,000,000	1,088
River Rock Entertainment, 9.75%, 11/1/11 144A	1,125,000	1,209
Wheeling Island Gaming, 10.125%, 12/15/09	1,125,000	1,193
Total		**8,639**
Leisure (4.1%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	850,000	774
Equinox Holdings LTD. 9.00%, 12/15/09 144A	925,000	955
IMAX Corp., 9.625%, 12/1/10 144A	1,325,000	1,393
Intrawest Corp. 7.50%, 10/15/13 144A	750,000	780
Royal Caribbean Cruises, 6.875%, 12/1/13	1,500,000	1,511
Six Flags, Inc., 8.875%, 2/1/10	1,775,000	1,821
Universal City Development Corp., 11.75%, 4/1/10 144A	875,000	1,024
Total		**8,258**
Lodging (0.4%)		
Host Marriott LP, 7.125%, 11/1/13 144A	750,000	765
Total		**765**
Total Gaming/Lodging/Leisure		**17,662**
Healthcare/Pharmaceuticals (6.8%)		
Ameripath, Inc., 10.50%, 4/1/13	1,400,000	1,490
Biovail Corp., 7.875%, 04/01/10	1,125,000	1,148
General Nutrition Center, 8.50%, 12/1/10 144A	1,750,000	1,793
Genesis HealthCare Corp. 8.00%, 10/15/13 144A	750,000	782
National Nephrology Associates, 9.00%, 11/1/11 144A	1,125,000	1,178

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Healthcare/Pharmaceuticals continued		
Quintiles Transnational, 10.00%, 10/1/13, 144A	1,125,000	1,215
Senior Housing Property Trust, 7.875%, 4/15/15	800,000	840
Service Group International, 7.70%, 4/15/09	650,000	694
Tenet Healthcare Corp., 6.375%, 12/1/11	725,000	696
Tenet Healthcare Corp., 7.375%, 2/1/13	750,000	754
Universal Hospital Services, 10.125%, 11/1/11 144A	750,000	788
Valeant Pharmaceuticals, 7.00%, 12/15/11 144A	1,350,000	1,391
Ventas Realty Ltd. Partnership, 9.00%, 5/1/12	750,000	833
Total Healthcare/ Pharmaceuticals		**13,602**
Media (8.5%)		
Broadcasting (0.7%)		
Granite Broadcasting 9.75%, 12/1/10 144A	1,375,000	1,372
Total		**1,372**
Cable/Satellite (3.0%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	750,000	660
Echostar Corp., 6.375%, 10/1/11 144A	1,500,000	1,537
Insight Midwest, 9.75%, 10/1/09	950,000	1,005
Lodgenet Entertainment, 9.50%, 6/15/13	1,100,000	1,205
MediaCom LLC, 9.50%, 1/15/13	1,500,000	1,589
Total		**5,996**
Publishing (4.8%)		
American Achievement Corp., 11.625%, 1/1/07	700,000	770
American Color Graphics, Inc., 10.00%, 6/15/10 144A	750,000	769
Dex Media West, 9.875%, 8/15/13 144A	1,100,000	1,279
Houghton Mifflin Co., 9.875% 2/1/13	1,150,000	1,265
Mail-Well Corp., 9.625%, 3/15/12	800,000	888
Moore NA Finance, 7.875%, 1/15/11 144A	875,000	991
Primedia, Inc., 7.625%, 4/1/08	1,125,000	1,136
Vertis, Inc., 10.875%, 6/15/09	1,150,000	1,222
Von Hoffman Corp., 10.25%, 3/15/09	750,000	799
Von Hoffman Corp. 10.25%, 03/15/09 144A	375,000	399
Total		**9,518**
Total Media		**16,886**
Real Estate (1.1%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	350,000	396
CBRE Escrow, Inc., 9.75%, 5/15/10 144A	1,000,000	1,110

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Real Estate continued		
LNR Property Corp., 7.25%, 10/15/13 144A	750,000	763
Total Real Estate		**2,269**
Services (1.4%)		
Environmental Services (0.5%)		
MSW Energy Holdings, 8.50%, 9/1/10 144A	925,000	1,008
Total		**1,008**
Services—Other (0.9%)		
Buhrmann US, Inc., 12.25%, 11/1/09	350,000	392
Kindercare Learning Centers, 9.50%, 2/15/09	1,325,000	1,345
Total		**1,737**
Total Services		**2,745**
Telecommunications (4.5%)		
Telecom — Wireless (2.8%)		
ACC Escrow Corp., 10.00%, 8/1/11 144A	1,150,000	1,283
Crown Castle Intl Corp. 7.50%, 12/1/13 144A	375,000	377
Crown Castle Intl Corp., 7.50%, 12/1/13 144A	775,000	779
Nextel Communications, 7.375%, 8/1/15	925,000	994
Nextel Partners, Inc., 12.50%, 11/15/09	775,000	899
Nextel Partners, Inc., 11.00%, 3/15/10	350,000	387
Triton PCS, 8.75%, 11/15/11	925,000	911
Total		**5,630**
Telecom — Wireline (1.7%)		
Cincinnati Bell, Inc. 8.375%, 1/15/14 144A	925,000	994
(d)MCI Communications Corp., 7.75%, 3/23/25	375,000	302
(d)MCI Communications Corp., 7.125%, 6/15/27	1,125,000	906
Qwest Capital Funding, 7.75%, 8/15/06	750,000	776
Qwest Communications INTL. 7.50%, 11/1/08 B	375,000	385
Total		**3,363**
Total Telecommunications		**8,993**
Telephone Communications (0.5%)		
Qwest Communications, Inc., 13.50%, 12/15/10, 144A	795,000	966
Total Telephone Communications		**966**
Transportation (4.6%)		
Airlines (0.6%)		
Continental Airlines Inc., 7.875%, 7/2/18	1,125,000	1,132
Total		**1,132**

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Transportation — Rail & Other (4.0%)		
(d)American Commercial LLC, 11.25%, 1/1/08	551,186	61
Laidlaw International, Inc., 10.75%, 6/15/11 144A	1,275,000	1,440
OMI Corp., 7.625%, 12/1/13 144A	1,125,000	1,135
Quality Distrib/QD Cap 9.00%, 11/15/10 144A	575,000	602
Railamerica Transportation Corp., 12.875%, 8/15/10	1,400,000	1,625
Ship Finance Intl LTD. 8.50%, 12/15/13 144A	1,100,000	1,089
Stena AB, 9.625%, 12/1/12	1,075,000	1,212
TFM SA DE C V, 12.50%, 6/15/12	750,000	855
Total		**8,019**
Total Transportation		**9,151**
Utilities (3.5%)		
Aes Corp., 8.75%, 5/15/13 144A	375,000	419
Aes Corp., 9.00%, 5/15/15 144A	900,000	1,017
Calpine Corp., 8.50%, 7/15/10 144A	750,000	731
CMS Energy Corp., 7.75%, 8/1/10 144A	875,000	920
Nevada Power Co., 8.25%, 6/1/11	750,000	818
NRG Energy Inc., 8.00%, 12/15/13 144A	1,700,000	1,787
Reliant Resources, Inc., 9.50%, 7/15/13 144A	1,150,000	1,231
Total Utilities		**6,923**
Total Bonds (Cost: $171,895)		**182,680**

Preferred Stock (1.3%)	Shares/ $ Par	Value $ (000's)
Media (1.3%)		
Cable/Satellite (1.3%)		
CSC Holdings, Inc.—Series H	15,250	1,586
CSC Holdings, Inc.,—Series M	8,708	914
NTL Europe, Inc., 10.00%, 1/10/23	25	0
Total Media		**2,500**
Telecommunications (0.0%)		
Telecom — Wireless (0.0%)		
Intermedia Communications, Inc.	1	0
Total Telecommunications		**0**
Transportation (0.0%)		
Rail & Other (0.0%)		
American Commercial Lines LLC	4,948	1
Total Transportation		**1**
Total Preferred Stock (Cost: $2,836)		**2,501**

Common Stocks and Warrants (0.1%)	Shares/ $ Par	Value $ (000's)
Gaming/Lodging/Leisure (0.0%)		
*La Quinta Corp.	11,117	71
Total Gaming/Lodging/Leisure		71
Media (0.0%)		
Cable/Satellite (0.0%)		
NTL Europe, Inc.	10	0
NTL, Inc.	12	0
Total Media		**0**
Telecommunications (0.0%)		
Telecom — Wireless (0.0%)		
American Tower Corporation — Warrants	2,900	36
Horizon PCS, Inc. — Warrant 144A	2,000	0
IWO Holdings, Inc. 144A	1,150	0
Total Telecommunications		**36**
Transportation (0.1%)		
Rail & Other (0.1%)		
Railamerica Transportation Corp.	1,400	82
Total Transportation		**$ 82**
Total Common Stocks and Warrants (Cost: $456)		**189**

Money Market Investment (5.5%)	Shares/ $ Par	Value $ (000's)
Autos (4.0%)		
Toyota Motor Credit Corp., 0.99%, 2/12/04	8,000,000	7,990
Total Autos		**7,990**
Banks (1.5%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	3,000,000	3,000
Total Banks		**3,000**
Total Money Market Investment (Cost: $10,990)		**10,990**
Total Investments (98.5%) (Cost $186,177)(a)		**196,360**
Other Assets, Less Liabilities (1.5%)		**3,011**
Total Net Assets (100.0%)		**199,371**

* Non-Income Producing

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $186,177 and the net unrealized appreciation of investments based on that cost was $10,183 which is comprised of $11,645 aggregate gross unrealized appreciations and $1,462 aggregate gross unrealized depreciation.

(c) PIK — Payment In Kind

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements

Select Bond Portfolio

Objective:
A stable and relatively high level of long-term total return and preservation of capital

Portfolio Strategy:
Invest in high grade corporate bonds, U.S. government bonds and bonds of government agencies.

Net Assets:
$621 million

The Select Bond Portfolio invests primarily in high quality debt securities, mainly government bonds, corporate bonds and mortgage-backed securities. Exposure to market sectors is adjusted as yield spreads change among the various classes of securities. Duration and maturities are altered with adjustments in recognition or anticipation of interest rate changes.

After outperforming the stock market for three consecutive years, the bond market provided positive returns in 2003, but significantly less than the stock market. Total return of the Merrill Lynch Domestic Master Index (a broadly-based bond index) was 4.12% for the year. The Select Bond Portfolio outperformed the Index, with a return of 5.49%. Because the Merrill Lynch Domestic Master Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio's superior performance resulted mainly from favorable moves with regard to duration. There was a modest net increase in interest rates over the course of 2003; rates fell during the summer months, then rose in the fourth quarter more than they had fallen in prior months. We were able to take advantage of these rate movements, lengthening duration in advance of the drop in rates, and then reducing it somewhat before rates rose again.

This favorable performance was partially offset by an unfavorable mix of securities, specifically a high quality portfolio at a time when riskier bonds were performing better. During 2003 the market was driven mainly by liquidity, rather than fundamentals. As investors sought yields in a low interest rate environment, high yield bonds were bid up, outperforming investment grade corporate bonds. An improving economy gave further impetus to the high yield market, as high yield issuers encountered an easier operating environment. Throughout the year, the Select Bond Portfolio was underweighted in corporate bonds, particularly high yield bonds and lower quality investment grade corporate bonds.

Relative Performance


$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
Select Bond Portfolio
Merrill Lynch Domestic Master Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Select Bond Portfolio	5.49%	7.32%	7.15%
Merrill Lynch Domestic Master Index	4.12%	6.62%	6.98%

Since the Portfolio invests broadly in U.S. Government, mortgage and corporate bonds, a useful basis for comparing returns is the Merrill Lynch Domestic Master Index. The index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Percentage Holdings
12/31/03


Government and Agency Bonds 60%
27% Corporate Bonds
Mortgage-Backed and Asset-Backed Securities 8%
Short-Term Investments & Other Net Assets 5%

Percentage Holdings are based on Net Assets.
Percentage Holdings are subject to change.

The Corporate Bonds sector includes bonds of companies headquartered outside the United States. The Government and Government Agencies category includes taxable bonds of domestic and foreign governments. Consistent with the Portfolio's stated parameters, no more than 10% of the Portfolio is invested in foreign securities, and no more than 10% is invested in high-yield securities.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Revenue Bonds (0.4%)	Shares/ $ Par	Value $ (000's)
Municipal Bond — Revenue (0.4%)		
Nashville And Davidson County, Tennessee Health And Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21	6,500,000	2,704
Total Revenue Bonds (Cost: $2,721)		**2,704**

Corporate Bonds (26.9%)	Shares/ $ Par	Value $ (000's)
Aerospace-Defense (0.8%)		
Lockheed Martin Corp., 8.20%, 12/1/09	3,850,000	4,675
Total		**4,675**
Auto Related (2.1%)		
American Honda Finance, 3.85%, 11/6/08 144A	4,120,000	4,149
Toyota Motor Credit Corp., 2.875%, 8/1/08	1,190,000	1,168
Toyota Motor Credit Corp., 4.35%, 12/15/10	3,180,000	3,223
Toyota Motor Credit Corp., 5.65%, 1/15/07	4,000,000	4,408
Total		**12,948**
Beverages, Malt Beverages (2.6%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,200,000	4,624
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	378,000	452
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	5,000,000	5,364
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	1,500,000	1,610
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	4,000,000	4,371
Total		**16,421**
Broad Woven Fabric Mills, Manmade (0.1%)		
(d)Polysindo International Finance, 11.375%, 6/15/06	4,200,000	378
Total		**378**
Commercial Banks (3.2%)		
Bank of America Corp., 4.875%, 1/15/13	820,000	819
Bank of America Corp., 7.40%, 1/15/11	1,133,000	1,329
Bank One Corp., 5.25%, 1/30/13	4,000,000	4,104
HBOS Treasury Services, 3.75%, 9/30/08	4,100,000	4,102
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	3,700,000	3,705
RBS Capital Trust II, 6.425%, 1/3/34	5,320,000	5,376
Unionbancal Corp., 5.25%, 12/16/13	500,000	505
Total		**19,940**

Corporate Bonds (26.9%)	Shares/ $ Par	Value $ (000's)
Commercial Physical Research (0.8%)		
Monsanto Co., 7.375%, 8/15/12	4,100,000	4,679
Total		**4,679**
Crude Petroleum and Natural Gas (0.5%)		
Occidental Petroleum, 8.45%, 2/15/29	1,430,000	1,875
Occidental Petroleum, 10.125%, 9/15/09	1,000,000	1,289
Total		**3,164**
Data Processing and Preparation (0.6%)		
Fiserv, Inc., 4.00%, 4/15/08	1,000,000	995
GTECH Holdings Corp., 4.75%, 10/15/10 144A	2,550,000	2,578
Total		**3,573**
Electrical Equipment and Supplies (0.7%)		
Cooper Industries, Inc., 5.50%, 11/1/09	4,000,000	4,302
Total		**4,302**
Fire, Marine and Casualty Insurance (2.5%)		
Berkley (WR) Corp., 5.875%, 2/15/13	2,750,000	2,809
Berkley (WR) Corp., 9.875%, 5/15/08	2,860,000	3,486
Progressive Corp., 6.25%, 12/1/32	4,215,000	4,400
Progressive Corp., 6.375%, 1/15/12	1,415,000	1,560
Travelers Property Casualty Corp., 6.375%, 3/15/33	3,300,000	3,441
Total		**15,696**
Measuring and Controlling Devices (0.4%)		
Rockwell Automation, Inc., 6.70%, 1/15/28	2,280,000	2,497
Total		**2,497**
Miscellaneous Manufacturing Industries (0.2%)		
Textron Financial Corp., 2.75%, 6/1/06	1,300,000	1,297
Total		**1,297**
Motors and Generators (0.2%)		
Emerson Electric Co., 4.50%, 5/1/13	655,000	639
Emerson Electric Co., 5.75%, 11/1/11	796,000	858
Total		**1,497**
Office Machines (0.4%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	2,250,000	2,459
Total		**2,459**
Oil and Gas Extraction (0.8%)		
Chevrontexaco Corp., 6.625%, 10/1/04	4,500,000	4,674
Total		**4,674**
Pharmaceutical Preparations (3.3%)		
Johnson & Johnson, Inc., 3.80%, 5/15/13	2,900,000	2,738

Corporate Bonds (26.9%)	Shares/ $ Par	Value $ (000's)
Pharmaceutical Preparations continued		
Johnson & Johnson, Inc., 4.95%, 5/15/33	3,300,000	3,001
Johnson & Johnson, Inc., 6.625%, 9/1/09	2,750,000	3,173
Johnson & Johnson, Inc., 6.95%, 9/1/29	2,200,000	2,608
Merck & Co., Inc. 5.95%, 12/1/28	4,841,000	5,015
Merck & Co., Inc., 6.40%, 3/1/28	1,100,000	1,209
Pfizer, Inc., 5.625%, 2/1/06	1,875,000	2,007
Pfizer Inc., 5.625%, 4/15/09	1,100,000	1,195
Total		**20,946**
Property & Casualty Insurance (1.1%)		
Berkshire Hathaway, Inc., 4.625%, 10/15/13 144A	6,880,000	6,764
Total		**6,764**
Radio, TV Electronic Stores (1.1%)		
RadioShack Corp., 6.95%, 9/1/07	1,500,000	1,687
RadioShack Corp., 7.375%, 5/15/11	4,885,000	5,637
Total		**7,324**
Real Estate Investment Trusts (0.4%)		
Vornado Realty Trust, 4.75%, 12/1/10	2,520,000	2,520
Total		**2,520**
Retail — Retail Stores (3.5%)		
Estee Lauder, Inc., 5.75%, 10/15/33	5,400,000	5,324
Fortune Brands, Inc., 4.875%, 12/1/13	1,370,000	1,373
The Gillette Co., 2.50%, 6/1/08	3,300,000	3,177
Limited Brands, Inc., 6.125%, 12/1/12	1,040,000	1,115
Limited Brands, Inc., 6.95%, 3/1/33	4,526,000	4,922
Office Depot, 6.25%, 8/15/13	3,357,000	3,525
VF Corp., 6.00%, 10/15/33 144A	2,850,000	2,818
Total		**22,254**
Savings Institutions Except Federal (0.4%)		
U.S. Central Credit Union, 5/30/08, 2.75%	2,600,000	2,511
Total		**2,511**
Steel Wire and Related Products (0.6%)		
Hubbell, Inc., 6.375%, 5/15/12	3,200,000	3,461
Total		**3,461**
Wines and Distilled Beverages (0.6%)		
Brown Forman Corp., 3.00%, 3/15/08	3,500,000	3,426
Total		**3,426**
Total Corporate Bonds (Cost: $165,255)		**167,406**

Government (Domestic and Foreign) and Agency Bonds (60.1%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (60.1%)		
Aid-Israel, 0.00%, 11/1/24	8,900,000	2,682
Aid-Israel, 5.50%, 3/18/33	3,700,000	3,726
Federal Home Loan Bank, 5.54%, 1/8/09	3,700,000	4,036
Federal Government and Agencies continued		
Federal Home Loan Mortgage Corp., 7.50%, 10/1/27	939,476	1,012
Federal National Mortgage Association, 5.97%, 10/1/08	3,608,688	3,926
Federal National Mortgage Association, 6.22%, 2/1/06	1,781,805	1,883
Federal National Mortgage Association, 6.24%, 1/1/06	5,018,303	5,286
Federal National Mortgage Association, 6.265%, 10/1/08	2,804,619	3,073
Federal National Mortgage Association, 6.36%, 4/1/08	3,489,816	3,824
Federal National Mortgage Association, 6.39%, 4/1/08	1,324,343	1,452
Federal National Mortgage Association, 6.75%, 4/25/18	1,878,813	2,011
Federal National Mortgage Association, 6.75%, 12/25/23	1,875,971	1,931
Federal National Mortgage Association, 7.36%, 4/1/11	2,891,955	3,346
Federal National Mortgage Association, 11.00%, 12/1/12	22,613	26
Federal National Mortgage Association, 11.00%, 9/1/17	105,488	120
Federal National Mortgage Association, 11.00%, 12/1/17	22,387	26
Federal National Mortgage Association, 11.00%, 2/1/18	48,238	55
Federal National Mortgage Association, 11.50%, 4/1/18	31,260	36
Federal National Mortgage Association, 12.00%, 9/1/12	164,001	187
Federal National Mortgage Association, 12.00%, 12/1/12	47,322	55
Federal National Mortgage Association, 12.00%, 9/1/17	39,078	45
Federal National Mortgage Association, 12.00%, 10/1/17	30,535	35
Federal National Mortgage Association, 12.00%, 12/1/17	24,132	28
Federal National Mortgage Association, 12.00%, 2/1/18	55,349	64
Federal National Mortgage Association, 12.25%, 1/1/18	38,747	45
Federal National Mortgage Association, 12.50%, 4/1/18	13,081	15
Federal National Mortgage Association, 13.00%, 11/1/12	28,182	33
Federal National Mortgage Association, 13.00%, 11/1/17	22,006	26
Federal National Mortgage Association, 13.00%, 12/1/17	15,918	19
Federal National Mortgage Association, 13.00%, 2/1/18	69,206	82
Federal National Mortgage Association, 14.00%, 12/1/17	16,639	20
Government National Mortgage Association, 5.50%, 10/15/31	123,829	126
Government National Mortgage Association, 5.50%, 11/15/31	26,002	26

Government (Domestic and Foreign) and Agency Bonds (60.1%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 5.50%, 12/15/31	667,871	679
Government National Mortgage Association, 5.50%, 1/15/32	879,923	896
Government National Mortgage Association, 5.50%, 2/15/32	378,312	385
Government National Mortgage Association, 5.50%, 3/15/32	604,437	614
Government National Mortgage Association, 5.50%, 4/15/32	34,859	35
Government National Mortgage Association, 5.50%, 7/15/32	64,627	66
Government National Mortgage Association, 5.50%, 9/15/32	11,311,234	11,512
Government National Mortgage Association, 7.00%, 5/15/23	58,090	62
Government National Mortgage Association, 7.50%, 4/15/22	36,185	39
Government National Mortgage Association, 7.50%, 10/15/23	114,631	124
Government National Mortgage Association, 7.50%, 11/15/25	2,009	2
Government National Mortgage Association, 7.50%, 5/15/26	2,873	3
Government National Mortgage Association, 7.50%, 1/15/27	42,473	46
Government National Mortgage Association, 7.50%, 2/15/27	48,706	52
Government National Mortgage Association, 7.50%, 3/15/27	11,403	12
Government National Mortgage Association, 7.50%, 4/15/27	10,863	12
Government National Mortgage Association, 7.50%, 8/15/27	1,185	1
Government National Mortgage Association, 7.50%, 6/15/28	57,905	62
Government National Mortgage Association, 8.00%, 1/15/26	61,292	67
Government National Mortgage Association, 8.00%, 2/15/26	102,774	112
Government National Mortgage Association, 8.00%, 8/15/26	121,064	132
Government National Mortgage Association, 8.00%, 9/15/26	45,158	49
Government National Mortgage Association, 8.00%, 12/15/26	16,545	18
Government National Mortgage Association, 8.00%, 1/15/27	34,245	37
Government National Mortgage Association, 8.00%, 3/15/27	92,783	101
Government National Mortgage Association, 8.00%, 4/15/27	248,536	271
Government National Mortgage Association, 8.00%, 6/15/27	67,549	74
Government National Mortgage Association, 8.00%, 7/15/27	41,162	45
Government National Mortgage Association, 8.00%, 8/15/27	80,930	88
Government National Mortgage Association, 8.00%, 9/15/27	57,088	62

Government (Domestic and Foreign) and Agency Bonds (60.1%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.50%, 9/15/21	5,789	6
Government National Mortgage Association, 8.50%, 3/15/23	389	0
Government National Mortgage Association, 8.50%, 6/15/24	18,494	20
Government National Mortgage Association, 8.50%, 7/15/24	25,190	28
Government National Mortgage Association, 8.50%, 11/15/24	72,275	80
Government National Mortgage Association, 8.50%, 2/15/25	15,693	17
Government National Mortgage Association, 11.00%, 1/15/18	1,211,276	1,369
Government National Mortgage Association, TBA, 4.50%, 1/1/34	41,705,455	39,869
Government National Mortgage Association, TBA, 5.00%, 1/1/34	11,000,000	10,887
Housing & Urban Development, 6.08%, 8/1/13	4,000,000	4,403
Housing & Urban Development, 6.17%, 8/1/14	3,000,000	3,317
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	391,871	392
State of Israel, 7.25%, 12/15/28	3,465,000	3,747
US Treasury, 1.125%, 6/30/05	1,225,000	1,218
US Treasury, 1.625%, 3/31/05	2,830,000	2,840
US Treasury, 1.625%, 4/30/05	1,770,000	1,775
US Treasury, 1.625%, 9/30/05	2,135,000	2,134
US Treasury, 1.75%, 12/31/04	2,000,000	2,010
US Treasury, 2.00%, 5/15/06	1,850,000	1,850
US Treasury, 2.375%, 8/15/06	2,625,000	2,639
US Treasury, 2.625%, 5/15/08	9,495,000	9,352
US Treasury, 3.00%, 11/15/07	14,510,000	14,635
US Treasury, 3.00%, 2/15/08	39,145,000	39,328
US Treasury, 3.125%, 9/15/08	1,085,000	1,084
US Treasury, 3.25%, 5/31/04	25,000,000	25,230
US Treasury, 3.25%, 8/15/07	960,000	979
US Treasury, 3.50%, 11/15/06	34,000	35
US Treasury, 3.375%, 11/15/08	1,915,000	1,930
US Treasury, 3.625%, 5/15/13	10,792,000	10,373
US Treasury, 3.875%, 2/15/13	1,090,000	1,067
US Treasury, 4.00%, 11/15/12	5,065,000	5,016
US Treasury, 4.25%, 8/15/13	5,422,000	5,429
US Treasury, 4.375%, 5/15/07	2,096,000	2,220
US Treasury, 5.375%, 2/15/31	6,970,000	7,269
US Treasury, 6.50%, 5/15/05	50,470,000	53,941
US Treasury, 6.50%, 2/15/10	2,800,000	3,254
US Treasury Inflation Index Bond, 3.375%, 1/15/07	14,692,127	15,916
US Treasury Inflation Index Bond, 3.625%, 1/15/08	27,254,808	30,143
US Treasury Inflation Index Bond, 3.875%, 4/15/29	4,895,447	6,343
US Treasury Stripped, 0.00%, 5/15/30	25,820,000	6,189
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $365,379)		**373,249**

Mortgage-Backed and Asset Backed Securities (7.9%)	Shares/ $ Par	Value $ (000's)
Asset-Backed Securities (CMO'S) (0.4%)		
The Equitable Life Assurance Society, Series 174, Class C1, 7.52%, 5/15/06 144A	2,000,000	2,205
Total		**2,205**
Autos (0.0%)		
Fleetwood Credit Corp. Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	165,256	166
Total		**166**
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	284,017	294
Total		**294**
Commercial Mortgages (5.9%)		
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.37%, 2/14/43 IO	10,890,001	598
Chase Commercial Mortgage Securities Corp., Series 1997-1, Class B, 7.37%, 4/19/07	1,000,000	1,128
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	5,000,000	5,495
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,000,000	2,220
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,000,000	2,181
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/29 144A	1,288,714	1,420
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/29 144A	1,500,000	1,681
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	3,000,000	3,078
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	4,000,000	3,923
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	109,832,199	3,355
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	85,459,591	1,602
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	9,426,901	365
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.29%, 2/20/27	4,873,432	5,181

Mortgage-Backed and Asset Backed Securities (7.9%)	Shares/ $ Par	Value $ (000's)
Commercial Mortgages continued		
Nomura Asset Securities Corp., Series 1998-D6, Class A2, 6.99%, 3/15/30	2,800,000	3,254
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	961
Total		**36,442**
Credit Card Asset Backed (0.0%)		
(d)Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	1,102,667	1
Total		**1**
Franchise Loan Receivables (0.1%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	23,719,960	735
Total		**735**
Home Equity Loans (0.1%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	476,514	480
Total		**480**
Mobil Home Dealers (0.1%)		
Mid-State Trust, Series 6, Class A3, 7.54%, 7/1/35	676,775	704
Total		**704**
Residential Mortgages (0.1%)		
Blackrock Capital Finance L.P., Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,273,741	205
Blackrock Capital Finance L.P., Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	2,922,934	175
Total		**380**
Retail — Retail Stores (1.2%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.39%, 1/20/17	6,355,929	7,369
Total		**7,369**
Total Mortgage-Backed and Asset Backed Securities (Cost: $53,248)		**48,776**

Money Market Investments (22.3%)	Shares/ $ Par	Value $ (000's)
Agricultural Services (0.8%)		
(b)Cargill, Inc., 1.01%, 1/7/04	5,000,000	4,999
Total		**4,999**
Asset-Backed Securities (CMO'S) (1.6%)		
(b)Fcar Owner Trust I, 1.08%, 1/9/04	5,000,000	4,999
(b)Sheffield Receivables, 1.09%, 1/7/04	5,000,000	4,999
Total		**9,998**

Money Market Investments (22.3%)	Shares/ $ Par	Value $ (000's)
Auto Related (0.8%)		
(b)Toyota Motor Credit Corp, 1.05%, 2/10/04	5,000,000	4,994
Total		**4,994**
Automobiles And Other Motor Vehicles (0.8%)		
(b)Daimler Chrysler Auto, 1.07%, 2/17/04	5,000,000	4,993
Total		**4,993**
Banks (0.8%)		
UBS Finance Delaware LLC, 1.07%, 4/1/04	5,000,000	5,000
Total		**5,000**
Electrical Equipment and Supplies (0.8%)		
(b)General Electric Capital, 1.09%, 1/21/04	5,000,000	4,997
Total		**4,997**
Federal Government and Agencies (2.5%)		
(b)Federal Home Loan Bank, 1.04%, 2/4/04	5,000,000	4,995
(b)Federal National Mortgage Association, 0.80%, 1/2/04	9,220,000	9,220
(b)Federal National Mortgage Association, 1.065%, 2/4/04	1,600,000	1,598
Total		**15,813**
Finance Services (4.9%)		
(b)American General, 1.15%, 1/15/04	5,000,000	4,998
(b)Citicorp, 1.07%, 1/29/04	5,000,000	4,996
(b)Preferred Receivable Funding, 1.08%, 1/12/04	5,000,000	4,998
(b)Receivable Capital Trust, 1.08%, 1/20/04	5,000,000	4,997
(b)Thunder Bay Funding, Inc., 1.09%, 2/2/04	5,000,000	4,995
Windmill Funding Corp., 1.08%, 1/13/04	5,000,000	4,999
Total		**29,983**
Miscellaneous Business Credit Institutions (2.1%)		
(b)John Deere Capital Corp., 1.20%, 1/12/04	3,000,000	2,999
(b)National Rural Utility, 1.09%, 1/20/04	5,000,000	4,997
Unilever Capital, 1.03%, 1/12/04	5,000,000	4,998
Total		**12,994**
Personal Credit Institutions (2.4%)		
(b)CXC, Inc., 1.05%, 2/19/04	5,000,000	4,993
(b)Delaware Funding, 1.09%, 1/12/04	5,000,000	4,998
(b)Nestle Capital Corp, 1.04%, 1/12/04	5,000,000	4,999
Total		**14,990**

Money Market Investments (22.3%)	Shares/ $ Par	Value $ (000's)
Petroleum Refining (1.6%)		
(b)Chevrontexaco Funding Corp, 1.03%, 1/15/04	5,000,000	4,998
(b)Du Pont EI De Nemours Co., 1.05%, 2/4/04	5,000,000	4,995
Total		**9,993**
Security Brokers and Dealers (0.8%)		
(b)Morgan Stanley Dean Witter, 1.09%, 1/23/04	5,000,000	4,997
Total		**4,997**
Short Term Business Credit (2.4%)		
(b)American Express Credit, 1.05%, 1/6/04	5,000,000	4,999
(b)Old Line Funding Corp., 1.09%, 1/9/04	5,000,000	4,999
Transamerica Financial, 1.08%, 1/15/04	5,000,000	4,998
Total		**14,996**
Total Money Market Investments (Cost: $138,733)		**138,747**
Total Investments (117.6%) (Cost $725,336)(a)		**730,882**
Other Assets, Less Liabilities (-17.6%)		**(109,557)**
Total Net Assets (100.0%)		**621,325**

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $733,229 and the net unrealized depreciation of investments based on that cost was $2,347 which is comprised of $11,902 aggregate gross unrealized appreciations and $14,249 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
US Long Bond (CBT) Commodity Future (Total Notional Value at 12/31/03 $64,359)	600	03/04	$1,228

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements.

Money Market Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum current income consistent with liquidity and stability of capital	Achieve stability of capital by investing in short-term debt securities.	$400 million

The Money Market Portfolio, which invests only in high quality commercial paper and other short-term debt securities with maturities generally not exceeding one year, is the least risky of the Portfolios, providing a moderate return in line with prevailing short-term interest rates. In 2003, short-term interest rates were at their lowest levels in many years. Accordingly, return from the Money Market Portfolio was 1.23% for the 12 months ending December 2003.

During this period the Portfolio's manager voluntarily waived the management fee at the annual rate of 0.30%. The returns from the Portfolio would have been lower without the fee waiver. The fee waiver may be terminated without notice at the discretion of the manager.

The main determinant of returns from the Money Market Portfolio is short-term interest rates in general. In an effort to stimulate economic growth, the Federal Reserve has been reducing short term rates since January 2001. The most recent rate cut occurred on June 25, 2003, when the Federal Funds rate was reduced by 25 basis points to 1.00%. Although the market had anticipated a cut of 50 basis points, the Money Market Portfolio correctly predicted this smaller cut and was positioned to take advantage of it.

After June, there were no further significant changes in short-term rates through the end of 2003. Management of a short-term portfolio was made more challenging by a lack of issuance of short-term paper because rating agencies were pressuring corporate issuers to strengthen their financial position by lengthening the duration of their debt.

At the end of 2003, the Portfolio was positioned neutrally, anticipating no further rate changes in the immediate future.

AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE SO IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Money Market Investment (94.7%)	Shares/ $ Par	Value $ (000's)
Agricultural Chemicals (1.3%)		
Cargill, Inc., 1.07%, 2/11/04	5,180,000	5,174
Total		**5,174**
Autos (13.7%)		
Daimler Chrysler Auto, 1.07%, 2/17/04	5,000,000	4,993
Daimler Chrysler Auto, 1.08%, 2/25/04	12,000,000	11,980
Fcar Owner Trust I, 1.09%, 2/3/04	4,300,000	4,296
Fcar Owner Trust I, 1.11%, 2/9/04	7,000,000	6,992
New Center Asset Trust, 1.09%, 2/5/04	12,000,000	11,986
Toyota Motor Credit Corp, 1.05%, 1/22/04	8,570,000	8,565
Toyota Motor Credit Corp., 0.99%, 2/12/04	6,000,000	5,993
Total		**54,805**
Banks (7.1%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	2,170,000	2,170
UBS Finance Delaware LLC, 1.07%, 4/1/04	14,280,000	14,241
Wells Fargo Bank, 1.05%, 2/27/04	12,000,000	12,000
Total		**28,411**
Federal Government and Agencies (8.8%)		
Federal Home Loan Bank, 1.06%, 3/10/04	13,110,000	13,083
Federal Home Loan Mortgage Co., 1.045%, 3/25/04	7,000,000	6,983
Federal National Mortgage Association, 1.06%, 1/20/04	7,500,000	7,496
Federal National Mortgage Association, 1.08%, 3/8/04	7,500,000	7,485
Total		**35,047**
Finance Lessors (13.3%)		
Delaware Funding, 1.08%, 1/20/04	5,100,000	5,097
Delaware Funding, 1.08%, 1/26/04	8,310,000	8,304
Receivable Capital Trust, 1.08%, 1/15/04	12,000,000	11,996
Thunder Bay Funding, Inc., 1.08%, 1/20/04	8,900,000	8,895
Thunder Bay Funding, Inc., 1.08%, 2/11/04	7,000,000	6,991
Windmill Funding Corp., 1.09%, 2/2/04	12,000,000	11,988
Total		**53,271**

Money Market Investment (94.7%)	Shares/ $ Par	Value $ (000's)
Finance Services (5.3%)		
Ciesco LP, 1.075%, 2/11/04	9,525,000	9,513
Preferred Receivable Funding, 1.09%, 1/26/04	11,500,000	11,492
Total		**21,005**
Flavoring Extracts and Syrups (3.0%)		
Coca-Cola Co, 1.09%, 3/16/04	12,000,000	11,973
Total		**11,973**
Miscellaneous Business Credit Institutions (7.5%)		
Catepillar Financial Svc, 1.3231%, 6/1/04	4,000,000	4,000
General Electric, 1.25%, 7/9/07	5,000,000	5,000
General Electric Capital, 1.12%, 2/17/04	7,000,000	6,990
John Deere Capital Corp., 1.21%, 1/13/04	4,000,000	3,998
Paccar Financial Corp, 1.06%, 3/25/04	10,000,000	9,975
Total		**29,963**
Personal Credit Institutions (10.0%)		
American Express Credit, 1.08%, 4/1/04	10,375,000	10,346
American General, 1.15%, 1/12/04	7,025,000	7,023
American General, 1.15%, 1/29/04	5,000,000	4,996
Associates Corp, 1.27%, 6/26/04	5,000,000	5,000
Household Finance Corp, 1.52%, 5/28/04	5,500,000	5,507
Household Finance Corp., 1.09%, 1/15/04	7,000,000	6,997
Total		**39,869**
Pharmaceutical Preparations (1.6%)		
Pfizer, Inc., 1.05%, 2/9/04	6,480,000	6,473
Total		**6,473**
Security Brokers and Dealers (6.2%)		
Citigroup Global Markets, 1.07%, 1/15/04	12,500,000	12,494
Morgan Stanley Dean Witter, 1.09%, 1/23/04	12,500,000	12,492
Total		**24,986**
Short Term Business Credit (13.9%)		
Cxc Inc., 1.08%, 1/9/04	5,680,000	5,679
Cxc Inc., 1.09%, 2/24/04	8,470,000	8,456
Old Line Funding corp., 1.08%, 2/5/04	9,990,000	9,980
Old Line Funding corp., 1.09%, 2/9/04	5,196,000	5,190

Money Market Investment (94.7%)	Shares/ $ Par	Value $ (000's)
Short Term Business Credit continued		
Sheffield Receivables, 1.1%, 1/13/04	8,470,000	8,467
Sheffield Receivables, 1.08%, 2/17/04	6,000,000	5,992
Transamerica Financial, 1.07%, 1/16/04	11,735,000	11,729
Total		**55,493**
Utilities (3.0%)		
National Rural Utility, 1.08%, 1/13/04	6,000,000	5,997
National Rural Utility, 1.07%, 1/26/04	6,000,000	5,996
Total		**11,993**
Total Money Market Investment (Cost: $378,463)		**378,463**

Government (Domestic and Foreign) and Agency Bonds (5.5%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (5.5%)		
Freddie Mac, 1.52%, 11/19/04	7,000,000	7,000
US Treasury, 3.00%, 1/31/04	15,000,000	15,022
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $22,022)		**22,022**
Total Investments (100.2%) (Cost $400,485)(a)		**400,485**
Other Assets, Less Liabilities (-0.2%)		**(612)**
Total Net Assets (100.0%)		**399,873**

(a) Also represents cost for federal income tax purposes.

The Accompanying Notes are an Integral Part of the Financial Statements



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave.
Suite 1500
Milwaukee WI 53202
Telephone (414) 212-1600
Facsimile (414) 212-1880

Report of Independent Auditors

To the Shareholders and Board of Directors of
Northwestern Mutual Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio (constituting Northwestern Mutual Series Fund, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of each of their operations, the changes in each of their net assets and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 29, 2004

Northwestern Mutual Series Fund, Inc.

December 31, 2003
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio	Index 400 Stock Portfolio
Assets							
Investments, at value (1)	$ 366,600	$ 121,771	$1,186,836	$ 66,287	$ 795,651	$ 43,963	$342,532
Cash	20	402	—	129	106	77	—
Due From Sale of Securities	4,966	749	6,468	329	—	33	—
Due From Sale of Foreign Currency	—	—	—	181	713	—	—
Futures Variation Margin	—	—	—	—	—	—	—
Dividends and Interest Receivables	50	115	269	11	1,144	58	206
Total Assets	371,636	123,037	1,193,573	66,937	797,614	44,131	342,738
Liabilities							
Due on Purchase of Securities and Securities Lending Collateral	4,745	988	5,467	—	709	—	55
Due on Purchase of Foreign Currency	—	—	—	188	713	—	—
Due to Investment Advisor	183	91	553	31	433	32	76
Accrued Expenses	15	14	11	28	52	8	16
Futures Variation Margin	81	—	—	—	—	—	91
Total Liabilities	5,024	1,093	6,031	247	1,907	40	238
Net Assets	$ 366,612	$ 121,944	$1,187,542	$ 66,690	$ 795,707	$ 44,091	$342,500
Represented By:							
Aggregate Paid in Capital (2), (3)	$ 340,672	$ 99,314	$1,205,285	$ 56,676	$ 762,163	$ 34,984	$295,957
Undistributed Net Investment Income (Loss)	—	525	—	(53)	14,368	15	2,436
Undistributed Accumulated Net Realized Gain (Loss) on Investments	(27,655)	1,761	(215,847)	(5,518)	(122,339)	85	(997)
Net Unrealized Appreciation (Depreciation) of:							
Investment Securities	53,674	20,344	198,104	15,580	141,408	9,007	44,667
Futures Contracts	(79)	—	—	—	—	—	437
Foreign Currency Transactions	—	—	—	5	107	—	—
Net Assets for Shares Outstanding (2)	$ 366,612	$ 121,944	$1,187,542	$ 66,690	$ 795,707	$ 44,091	$342,500
Net Asset Value, Offering and Redemption Price per Share	$ 1.94	$ 1.29	$ 2.72	$ 1.09	$ 1.41	$ 1.32	$ 1.28
(1) Investments, at cost	$ 312,926	$ 101,427	$ 988,732	$ 50,707	$ 654,243	$ 34,956	$297,865
(2) Shares Outstanding	189,328	94,705	436,252	61,120	563,712	33,520	268,604
(3) Shares authorized, $.01 par value	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 40,300	$ 662,899	$ 449,388	$ 136,009	$ 47,301	$1,756,416	$ 130,922	$3,003,621	$ 196,360	$ 730,882	$ 400,485
200	—	—	272	219	—	414	—	—	—	—
—	3,018	1,972	212	58	—	324	—	300	—	—
—	—	—	—	—	—	56	—	—	—	—
—	23	—	—	—	77	29	1,075	—	75	—
12	494	423	283	122	2,305	568	13,193	3,140	5,524	225
40,512	666,434	451,783	136,776	47,700	1,758,798	132,313	3,017,889	199,800	736,481	400,710
3,747	304	4,050	589	—	2,351	1,718	125,630	331	114,987	837
—	—	—	—	—	—	—	—	—	—	—
28	250	172	78	25	308	69	771	85	169	—
7	9	7	10	11	19	48	—	13	—	—
—	—	—	—	—	—	—	—	—	—	—
3,782	563	4,229	677	36	2,678	1,835	126,401	429	115,156	837
$ 36,730	$ 665,871	$ 447,554	$ 136,099	$ 47,664	$1,756,120	$ 130,478	$2,891,488	$ 199,371	$ 621,325	$ 399,873
$ 31,203	$ 677,386	$ 571,511	$ 121,585	$ 40,817	$1,348,313	$ 119,038	$2,149,989	$ 251,142	$ 580,676	$ 399,873
—	4,542	4,200	19	4	23,815	(26)	72,758	14,473	25,295	—
(111)	(96,110)	(166,183)	(3,679)	192	14,162	(1,323)	78,577	(76,427)	8,580	—
5,638	79,727	38,026	18,174	6,651	368,739	12,358	574,335	10,183	5,546	—
—	326	—	—	—	1,091	429	15,829	—	1,228	—
—	—	—	—	—	—	2	—	—	—	—
$ 36,730	$ 665,871	$ 447,554	$ 136,099	$ 47,664	$1,756,120	$ 130,478	$2,891,488	$ 199,371	$ 621,325	$ 399,873
$ 1.20	$ 1.87	$ 1.07	$ 1.00	$ 1.22	$ 2.72	$ 1.02	$ 1.85	$ 0.73	$ 1.26	$ 1.00
$ 34,662	$ 583,172	$ 411,362	$ 117,835	$ 40,650	$1,387,677	$ 118,564	$2,429,286	$ 186,177	$ 725,336	$ 400,485
30,705	355,603	419,669	135,480	39,108	644,531	128,181	1,562,349	274,977	492,394	399,893
2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	3,000,000	2,000,000	1,000,000	2,000,000

Northwestern Mutual Series Fund, Inc.

For the Year Ended December 31, 2003
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio (a)	Index 400 Stock Portfolio
Investment Income							
Income							
Interest	$ 320	$ 37	$ 1,097	$ 29	$ 349	$ 20	$ 191
Dividends (1)	385	1,306	3,440	882	19,247	348	2,988
Total Income	705	1,343	4,537	911	19,596	368	3,179
Expenses							
Management Fees	1,704	736	5,546	361	4,249	192	669
Custodian Fees	21	31	17	221	451	6	30
Audit Fees	17	14	19	18	23	12	17
Other Expenses	1	—	1	2	2	2	3
Total Expenses	1,743	781	5,583	602	4,725	212	719
Less Waived Fees:							
Paid by Affiliate	—	—	—	(72)	—	—	—
Paid Indirectly	(2)	—	(3)	—	—	—	(1)
Total Net Expenses	1,741	781	5,580	530	4,725	212	718
Net Investment Income (Loss)	(1,036)	562	(1,043)	381	14,871	156	2,461
Realized and Unrealized Gain (Loss) on Investments and Foreign Currencies							
Net Realized Gain (Loss) on:							
Investment Securities	14,541	2,029	(425)	(894)	(47,386)	485	(1,391)
Futures Contracts	3,708	—	1,468	—	—	—	4,843
Foreign Currency Transactions	—	—	—	(8)	(424)	—	—
Net Realized Gain (Loss) on Investments and Foreign Currencies	18,249	2,029	1,043	(902)	(47,810)	485	3,452
Net Unrealized Appreciation (Depreciation) of:							
Investment Securities	69,799	24,642	238,195	17,916	260,496	9,007	77,537
Futures Contracts	(79)	—	—	—	—	—	550
Foreign Currency Transactions	—	—	—	3	23	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	69,720	24,642	238,195	17,919	260,519	9,007	78,087
Net Gain (Loss) on Investments	87,969	26,671	239,238	17,017	212,709	9,492	81,539
Net Increase (Decrease) in Net Assets Resulting from Operations	$86,933	$27,233	$238,195	$17,398	$227,580	$9,648	$84,000
(1) Less Foreign Dividend Tax	$ —	$ 1	$ 13	$ 17	$ 969	$ 1	$ —

(a) Commenced operations on May 1, 2003

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio (a)	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio (a)	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 31	$ 342	$ 133	$ 64	$ 15	$ 335	$ 2,248	$ 61,066	$15,144	$ 27,379	$ 5,837
167	6,755	5,869	2,403	599	26,609	671	20,376	333	—	—
198	7,097	6,002	2,467	614	26,944	2,919	81,442	15,477	27,379	5,837
166	2,519	1,764	638	152	3,004	671	8,037	825	1,898	1,420
8	18	18	6	14	40	141	—	28	—	—
12	18	18	13	12	18	17	—	21	—	—
1	1	2	4	2	2	4	—	2	—	—
187	2,556	1,802	661	180	3,064	833	8,037	876	1,898	1,420
—	—	—	—	(4)	—	—	—	—	—	(1,420)
(3)	(1)	(1)	(1)	(1)	(1)	(1)	—	—	—	—
184	2,555	1,801	660	175	3,063	832	8,037	876	1,898	—
14	4,542	4,201	1,807	439	23,881	2,087	73,405	14,601	25,481	5,837
(34)	21,423	(84,731)	215	408	10,878	1,108	57,545	7,972	10,145	—
—	588	—	—	—	6,536	2,401	80,913	—	7,414	—
—	—	—	—	—	—	2	—	—	—	—
(34)	22,011	(84,731)	215	408	17,414	3,511	138,458	7,972	17,559	—
5,638	77,808	167,352	29,182	6,651	342,968	16,089	208,415	20,079	(11,453)	—
—	400	—	—	—	1,440	683	25,295	—	1,418	—
—	—	—	—	—	—	2	—	—	—	—
5,638	78,208	167,352	29,182	6,651	344,408	16,774	233,710	20,079	(10,035)	—
5,604	100,219	82,621	29,397	7,059	361,822	20,285	372,168	28,051	7,524	—
$5,618	$104,761	$ 86,822	$31,204	$7,498	$385,703	$22,372	$445,573	$42,652	$ 33,005	$ 5,837
$ —	$ 5	$ 14	$ 18	$ 2	$ —	$ 56	$ —	$ —	$ —	$ —

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ (1,036)	$ (740)
Net Realized Gain (Loss) on Investments and Foreign Currencies	18,249	(18,550)
Net Change in Unrealized Appreciation (Depreciation) of Investments	69,720	(38,652)
Net Increase (Decrease) in Net Assets Resulting from Operations	86,933	(57,942)
Distributions to Shareholders from:		
Net Investment Income	—	(432)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(432)
Fund Share Transactions:		
Proceeds from Sale of 35,064 and 38,312 Shares	58,399	63,816
Proceeds from Shares Issued on Reinvestment of Distributions Paid (— and 233 shares, respectively)	—	432
Payments for 20,868 and 26,639 Shares Redeemed	(33,600)	(42,442)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (14,196 and 11,906 shares, respectively)	24,799	21,806
Total Increase (Decrease) in Net Assets	111,732	(36,568)
Net Assets		
Beginning of Period	254,880	291,448
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$366,612	$254,880

T. Rowe Price Small Cap Value Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 562	$ 261
Net Realized Gain (Loss) on Investments and Foreign Currencies	2,029	(235)
Net Change in Unrealized Appreciation (Depreciation) of Investments	24,642	(5,490)
Net Increase (Decrease) in Net Assets Resulting from Operations	27,233	(5,464)
Distributions to Shareholders from:		
Net Investment Income	—	(330)
Net Realized Gain on Investments	—	(20)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(350)
Fund Share Transactions:		
Proceeds from Sale of 38,564 and 55,011 Shares	42,482	57,721
Proceeds from Shares Issued on Reinvestment of Distributions Paid (— and 358 shares, respectively)	—	350
Payments for 10,062 and 9,858 Shares Redeemed	(10,854)	(10,177)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (28,502 and 45,511 shares, respectively)	31,628	47,894
Total Increase (Decrease) in Net Assets	58,861	42,080
Net Assets		
Beginning of Period	63,083	21,003
End of Period (Includes undistributed net investment income of $525 and $36, respectively)	$121,944	$ 63,083

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ (1,043)	$ (1,314)
Net Realized Gain (Loss) on Investments and Foreign Currencies	1,043	(196,859)
Net Change in Unrealized Appreciation (Depreciation) of Investments	238,195	(79,860)
Net Increase (Decrease) in Net Assets Resulting from Operations	238,195	(278,033)
Distributions to Shareholders from:		
Net Investment Income	—	(1,101)
Net Realized Gain on Investments	—	(24,420)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(25,521)
Fund Share Transactions:		
Proceeds from Sale of 33,086 and 39,350 Shares	78,472	99,265
Proceeds from Shares Issued on Reinvestment of Distributions Paid (— and 9,223 shares, respectively)	—	25,521
Payments for 52,230 and 68,530 Shares Redeemed	(123,200)	(169,033)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((19,144) and (19,957) shares, respectively)	(44,728)	(44,247)
Total Increase (Decrease) in Net Assets	193,467	(347,801)
Net Assets		
Beginning of Period	994,075	1,341,876
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$1,187,542	$ 994,075

International Growth Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 381	$ 201
Net Realized Gain (Loss) on Investments and Foreign Currencies	(902)	(3,549)
Net Change in Unrealized Appreciation (Depreciation) of Investments	17,919	(1,096)
Net Increase (Decrease) in Net Assets Resulting from Operations	17,398	(4,444)
Distributions to Shareholders from:		
Net Investment Income	(420)	(186)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(420)	(186)
Fund Share Transactions:		
Proceeds from Sale of 30,332 and 33,327 Shares	27,066	28,213
Proceeds from Shares Issued on Reinvestment of Distributions Paid (388 and 239 shares, respectively)	420	186
Payments for 14,368 and 18,478 Shares Redeemed	(13,147)	(15,296)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (16,352 and 15,088 shares, respectively)	14,339	13,103
Total Increase (Decrease) in Net Assets	31,317	8,473
Net Assets		
Beginning of Period	35,373	26,900
End of Period (Includes undistributed net investment income of ($53) and ($5), respectively)	$ 66,690	$ 35,373

The Accompanying Notes are an Integral Part of the Financial Statements

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 14,871	$ 11,362
Net Realized Gain (Loss) on Investments and Foreign Currencies	(47,810)	(59,464)
Net Change in Unrealized Appreciation (Depreciation) of Investments	260,519	(65,933)
Net Increase (Decrease) in Net Assets Resulting from Operations	227,580	(114,035)
Distributions to Shareholders from:		
Net Investment Income	(11,039)	(13,714)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(11,039)	(13,714)
Fund Share Transactions:		
Proceeds from Sale of 306,456 and 793,092 Shares	326,386	933,407
Proceeds from Shares Issued on Reinvestment of Distributions Paid (10,594 and 10,614 shares, respectively)	11,039	13,714
Payments for 303,227 and 821,108 Shares Redeemed	(321,361)	(972,683)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (13,823 and (17,402) shares, respectively)	16,064	(25,562)
Total Increase (Decrease) in Net Assets	232,605	(153,311)
Net Assets		
Beginning of Period	563,102	716,413
End of Period (Includes undistributed net investment income of $14,368 and $10,960, respectively)	$ 795,707	$ 563,102

AllianceBernstein Mid Cap Value Portfolio

	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)
Change in Net Assets	
Operations	
Net Investment Income (Loss)	$ 156
Net Realized Gain (Loss) on Investments and Foreign Currencies	485
Net Change in Unrealized Appreciation (Depreciation) of Investments	9,007
Net Increase (Decrease) in Net Assets Resulting from Operations	9,648
Distributions to Shareholders from:	
Net Investment Income	(160)
Net Realized Gain on Investments	(381)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(541)
Fund Share Transactions:	
Proceeds from Sale of 33,540 Shares	34,956
Proceeds from Shares Issued on Reinvestment of Distributions Paid (415 shares)	541
Payments for 435 Shares Redeemed	(513)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (33,520 shares)	34,984
Total Increase (Decrease) in Net Assets	44,091
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $15)	$44,091

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 2,461	$ 1,963
Net Realized Gain (Loss) on Investments and Foreign Currencies	3,452	(1,450)
Net Change in Unrealized Appreciation (Depreciation) of Investments	78,087	(38,914)
Net Increase (Decrease) in Net Assets Resulting from Operations	84,000	(38,401)
Distributions to Shareholders from:		
Net Investment Income	(1,934)	(1,830)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,934)	(1,830)
Fund Share Transactions:		
Proceeds from Sale of 57,250 and 74,689 Shares	61,744	80,833
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,962 and 1,547 shares, respectively)	1,934	1,830
Payments for 27,449 and 27,258 Shares Redeemed	(28,654)	(27,756)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (31,763 and 48,978 shares, respectively)	35,024	54,907
Total Increase (Decrease) in Net Assets	117,090	14,676
Net Assets		
Beginning of Period	225,410	210,734
End of Period (Includes undistributed net investment income of $ 2,436 and $1,961, respectively)	$342,500	$225,410

Janus Capital Appreciation Portfolio

	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)
Change in Net Assets	
Operations	
Net Investment Income (Loss)	$ 14
Net Realized Gain (Loss) on Investments and Foreign Currencies	(34)
Net Change in Unrealized Appreciation (Depreciation) of Investments	5,638
Net Increase (Decrease) in Net Assets Resulting from Operations	5,618
Distributions to Shareholders from:	
Net Investment Income	(14)
Net Realized Gain on Investments	(77)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(91)
Fund Share Transactions:	
Proceeds from Sale of 31,143 Shares	31,680
Proceeds from Shares Issued on Reinvestment of Distributions Paid (77 shares)	91
Payments for 515 Shares Redeemed	(568)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (30,705 shares)	31,203
Total Increase (Decrease) in Net Assets	36,730
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $0)	$36,730

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 4,542	$ 4,774
Net Realized Gain (Loss) on Investments and Foreign Currencies	22,011	(64,986)
Net Change in Unrealized Appreciation (Depreciation) of Investments	78,208	(86,687)
Net Increase (Decrease) in Net Assets Resulting from Operations	104,761	(146,899)
Distributions to Shareholders from:		
Net Investment Income	(4,774)	(7,118)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,774)	(7,118)
Fund Share Transactions:		
Proceeds from Sale of 46,115 and 46,554 Shares	76,995	84,505
Proceeds from Shares Issued on Reinvestment of Distributions Paid (2,934 and 3,673 shares, respectively)	4,774	7,118
Payments for 40,664 and 46,693 Shares Redeemed	(67,306)	(82,763)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (8,385 and 3,534 shares, respectively)	14,463	8,860
Total Increase (Decrease) in Net Assets	114,450	(145,157)
Net Assets		
Beginning of Period	551,421	696,578
End of Period (Includes undistributed net investment income of $4,542 and $4,774, respectively)	$665,871	$ 551,421

Large Cap Core Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 4,201	$ 3,770
Net Realized Gain (Loss) on Investments and Foreign Currencies	(84,731)	(51,494)
Net Change in Unrealized Appreciation (Depreciation) of Investments	167,352	(105,636)
Net Increase (Decrease) in Net Assets Resulting from Operations	86,822	(153,360)
Distributions to Shareholders from:		
Net Investment Income	(3,770)	(4,121)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(3,770)	(4,121)
Fund Share Transactions:		
Proceeds from Sale of 44,876 and 39,423 Shares	42,265	41,359
Proceeds from Shares Issued on Reinvestment of Distributions Paid (4,194 and 3,763 shares, respectively)	3,770	4,121
Payments for 51,025 and 71,491 Shares Redeemed	(47,477)	(70,727)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((1,955) and (28,305) shares, respectively)	(1,442)	(25,247)
Total Increase (Decrease) in Net Assets	81,610	(182,728)
Net Assets		
Beginning of Period	365,944	548,672
End of Period (Includes undistributed net investment income of $4,200 and $3,769, respectively)	$447,554	$ 365,944

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,807	$ 899
Net Realized Gain (Loss) on Investments and Foreign Currencies	215	(3,717)
Net Change in Unrealized Appreciation (Depreciation) of Investments	29,182	(11,278)
Net Increase (Decrease) in Net Assets Resulting from Operations	31,204	(14,096)
Distributions to Shareholders from:		
Net Investment Income	(1,804)	(882)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,804)	(882)
Fund Share Transactions:		
Proceeds from Sale of 46,482 and 58,893 Shares	39,838	50,973
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,826 and 1,153 shares, respectively)	1,804	882
Payments for 10,806 and 3,873 Shares Redeemed	(9,217)	(3,325)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (37,502 and 56,173 shares, respectively)	32,425	48,530
Total Increase (Decrease) in Net Assets	61,825	33,552
Net Assets		
Beginning of Period	74,274	40,722
End of Period (Includes undistributed net investment income of $19 and $17, respectively)	$136,099	$ 74,274

T. Rowe Price Equity Income Portfolio

	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)
Change in Net Assets	
Operations	
Net Investment Income (Loss)	$ 439
Net Realized Gain (Loss) on Investments and Foreign Currencies	408
Net Change in Unrealized Appreciation (Depreciation) of Investments	6,651
Net Increase (Decrease) in Net Assets Resulting from Operations	7,498
Distributions to Shareholders from:	
Net Investment Income	(435)
Net Realized Gain on Investments	(216)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(651)
Fund Share Transactions:	
Proceeds from Sale of 39,054 Shares	40,714
Proceeds from Shares Issued on Reinvestment of Distributions Paid (543 shares)	651
Payments for 489 Shares Redeemed	(548)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (39,108 shares)	40,817
Total Increase (Decrease) in Net Assets	47,664
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $4)	$47,664

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 23,881	$ 22,006
Net Realized Gain (Loss) on Investments and Foreign Currencies	17,414	7,557
Net Change in Unrealized Appreciation (Depreciation) of Investments	344,408	(432,104)
Net Increase (Decrease) in Net Assets Resulting from Operations	385,703	(402,541)
Distributions to Shareholders from:		
Net Investment Income	(21,914)	(21,302)
Net Realized Gain on Investments	(8,037)	(35,471)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(29,951)	(56,773)
Fund Share Transactions:		
Proceeds from Sale of 64,442 and 69,220 Shares	153,657	173,178
Proceeds from Shares Issued on Reinvestment of Distributions Paid (13,329 and 21,521 shares, respectively)	29,951	56,773
Payments for 62,305 and 95,445 Shares Redeemed	(146,121)	(229,631)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (15,466 and (4,704) shares, respectively)	37,487	320
Total Increase (Decrease) in Net Assets	393,239	(458,994)
Net Assets		
Beginning of Period	1,362,881	1,821,875
End of Period (Includes undistributed net investment income of $23,815 and $21,934, respectively)	$1,756,120	$1,362,881

Asset Allocation Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 2,087	$ 1,408
Net Realized Gain (Loss) on Investments and Foreign Currencies	3,511	(4,624)
Net Change in Unrealized Appreciation (Depreciation) of Investments	16,774	(3,891)
Net Increase (Decrease) in Net Assets Resulting from Operations	22,372	(7,107)
Distributions to Shareholders from:		
Net Investment Income	(2,122)	(1,415)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(2,122)	(1,415)
Fund Share Transactions:		
Proceeds from Sale of 60,300 and 66,250 Shares	55,946	61,003
Proceeds from Shares Issued on Reinvestment of Distributions Paid (2,087 and 1,657 shares, respectively)	2,122	1,415
Payments for 35,897 and 7,491 Shares Redeemed	(35,100)	(6,752)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (26,490 and 60,416 shares, respectively)	22,968	55,666
Total Increase (Decrease) in Net Assets	43,218	47,144
Net Assets		
Beginning of Period	87,260	40,116
End of Period (Includes undistributed net investment income of $(26) and ($2), respectively)	$130,478	$87,260

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 73,405	$ 85,457
Net Realized Gain (Loss) on Investments and Foreign Currencies	138,458	(37,341)
Net Change in Unrealized Appreciation (Depreciation) of Investments	233,710	(273,763)
Net Increase (Decrease) in Net Assets Resulting from Operations	445,573	(225,647)
Distributions to Shareholders from:		
Net Investment Income	(85,974)	(106,128)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(85,974)	(106,128)
Fund Share Transactions:		
Proceeds from Sale of 98,048 and 100,999 Shares	167,389	173,165
Proceeds from Shares Issued on Reinvestment of Distributions Paid (52,328 and 61,452 shares, respectively)	85,974	106,128
Payments for 167,140 and 237,957 Shares Redeemed	(283,003)	(397,126)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((16,764) and (75,506) shares, respectively)	(29,640)	(117,833)
Total Increase (Decrease) in Net Assets	329,959	(449,608)
Net Assets		
Beginning of Period	2,561,529	3,011,137
End of Period (Includes undistributed net investment income of $72,758 and $85,237, respectively)	$2,891,488	$2,561,529

High Yield Bond Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 14,601	$ 14,659
Net Realized Gain (Loss) on Investments and Foreign Currencies	7,972	(18,912)
Net Change in Unrealized Appreciation (Depreciation) of Investments	20,079	(272)
Net Increase (Decrease) in Net Assets Resulting from Operations	42,652	(4,525)
Distributions to Shareholders from:		
Net Investment Income	(362)	(14,697)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(362)	(14,697)
Fund Share Transactions:		
Proceeds from Sale of 80,917 and 34,172 Shares	52,808	21,670
Proceeds from Shares Issued on Reinvestment of Distributions Paid (572 and 26,069 shares, respectively)	362	14,697
Payments for 50,808 and 43,587 Shares Redeemed	(33,642)	(27,262)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (30,681 and 16,654 shares, respectively)	19,528	9,105
Total Increase (Decrease) in Net Assets	61,818	(10,117)
Net Assets		
Beginning of Period	137,553	147,670
End of Period (Includes undistributed net investment income of $14,473 and $159, respectively)	$199,371	$137,553

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 25,481	$ 24,237
Net Realized Gain (Loss) on Investments and Foreign Currencies	17,559	10,612
Net Change in Unrealized Appreciation (Depreciation) of Investments	(10,035)	20,473
Net Increase (Decrease) in Net Assets Resulting from Operations	33,005	55,322
Distributions to Shareholders from:		
Net Investment Income	(24,369)	(21,737)
Net Realized Gain on Investments	(13,905)	(3,098)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(38,274)	(24,835)
Fund Share Transactions:		
Proceeds from Sale of 106,806 and 155,728 Shares	135,872	189,851
Proceeds from Shares Issued on Reinvestment of Distributions Paid (31,067 and 21,354 shares, respectively)	38,274	24,835
Payments for 105,045 and 54,469 Shares Redeemed	(131,570)	(66,561)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (32,828 and 122,613 shares, respectively)	42,576	148,125
Total Increase (Decrease) in Net Assets	37,307	178,612
Net Assets		
Beginning of Period	584,018	405,406
End of Period (Includes undistributed net investment income of $25,295 and $24,109, respectively)	$ 621,325	$584,018

Money Market Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 5,837	$ 7,636
Net Realized Gain (Loss) on Investments and Foreign Currencies	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	5,837	7,636
Distributions to Shareholders from:		
Net Investment Income	(5,836)	(7,657)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(5,836)	(7,657)
Fund Share Transactions:		
Proceeds from Sale of 420,450 and 1,171,850 Shares	420,450	1,171,850
Proceeds from Shares Issued on Reinvestment of Distributions Paid (5,836 and 7,657 shares, respectively)	5,836	7,657
Payments for 527,727 and 1,136,862 Shares Redeemed	(527,727)	(1,136,862)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((101,441) and 42,645 shares, respectively)	(101,441)	42,645
Total Increase (Decrease) in Net Assets	(101,440)	42,624
Net Assets		
Beginning of Period	501,313	458,689
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$ 399,873	$ 501,313

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2003	2002	2001	2000	For the Period April 30, 1999(a) through December 31, 1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.46	$ 1.79	$ 1.86	$ 1.79	$ 1.00
Income from Investment Operations:					
Net Investment Income	—	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.48	(0.33)	(0.07)	0.13	0.85
Total from Investment Operations	0.48	(0.33)	(0.07)	0.13	0.85
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	—	—	—	(0.06)	(0.06)
Total Distributions	—	—	—	(0.06)	(0.06)
Net Asset Value, End of Period	$ 1.94	$ 1.46	$ 1.79	$ 1.86	$ 1.79
Total Return(e)	33.06%	(18.42%)	(3.76%)	6.71%	86.09%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$366,612	$254,880	$291,448	$250,314	$ 71,483
Ratio of Gross Expenses to Average Net Assets	0.59%	0.60%	0.60%	0.67%	1.03%(d)
Ratio of Net Expenses to Average Net Assets	0.59%	0.60%	0.60%	0.67%	1.00%(d)
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.35%)	(0.26%)	0.17%	0.19%	(0.07%)(d)
Portfolio Turnover Rate	84.20%	41.87%	70.58%	86.13%	70.72%

T. Rowe Price Small Cap Value Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2003	2002	For the Period July 31, 2001(b) through December 31, 2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.95	$ 1.02	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.01	0.01	—
Net Realized and Unrealized Gains on Investments	0.33	(0.07)	0.02
Total from Investment Operations	0.34	(0.06)	0.02
Less Distributions:			
Distributions from Net Investment Income	—	(0.01)	—
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	—	(0.01)	—
Net Asset Value, End of Period	$ 1.29	$ 0.95	$ 1.02
Total Return(e)	35.15%	(5.58%)	1.76%
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$121,944	$ 63,083	$ 21,003
Ratio of Gross Expenses to Average Net Assets	0.90%	1.02%	1.36%(d)
Ratio of Net Expenses to Average Net Assets	0.90%	1.00%	1.00%(d)
Ratio of Net Investment Income (Losses) to Average Net Assets	0.65%	0.54%	1.03%(d)
Portfolio Turnover Rate	33.78%	28.26%	49.70%

(a) Portfolio commenced operations on April 30, 1999.
(b) Portfolio commenced operations July 31, 2001.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.18	$ 2.82	$ 4.47	$ 4.81	$ 3.46
Income from Investment Operations:					
Net Investment Income	—	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.54	(0.59)	(0.83)	0.29	1.48
Total from Investment Operations	0.54	(0.59)	(0.83)	0.29	1.48
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	—	(0.05)	(0.82)	(0.63)	(0.13)
Total Distributions	—	(0.05)	(0.82)	(0.63)	(0.13)
Net Asset Value, End of Period	$ 2.72	$ 2.18	$ 2.82	$ 4.47	$ 4.81
Total Return(e)	24.69%	(21.15%)	(19.87%)	6.18%	43.78%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,187,542	$994,075	$1,341,876	$1,696,013	$1,485,311
Ratio of Expenses to Average Net Assets	0.52%	0.52%	0.52%	0.52%	0.51%
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.10%)	(0.11%)	0.08%	0.09%	(0.02%)
Portfolio Turnover Rate	63.21%	43.37%	70.40%	63.18%	68.64%

International Growth Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,		For the Period July 31, 2001(b) through December 31,
	2003	2002	2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.79	$ 0.91	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.01	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.30	(0.12)	(0.09)
Total from Investment Operations	0.31	(0.12)	(0.09)
Less Distributions:			
Distributions from Net Investment Income	(0.01)	—	—
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	(0.01)	—	—
Net Asset Value, End of Period	$ 1.09	$ 0.79	$ 0.91
Total Return(e)	38.99%	(12.34%)	(9.40%)
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$ 66,690	$ 35,373	$ 26,900
Ratio of Gross Expenses to Average Net Assets	1.25%	1.15%	1.25%(d)
Ratio of Net Expenses to Average Net Assets	1.10%	1.10%	1.10%(d)
Ratio of Net Investment Income (Loss) to Average Net Assets	0.79%	0.62%	0.05%(d)
Portfolio Turnover Rate	58.09%	27.28%	18.45%

(b) Portfolio commenced operations July 31, 2001.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.02	$ 1.26	$ 1.63	$ 1.78	$ 1.68
Income from Investment Operations:					
Net Investment Income	0.03	0.02	0.02	0.02	0.03
Net Realized and Unrealized Gains (Losses) on Investments	0.38	(0.24)	(0.23)	(0.04)	0.33
Total from Investment Operations	0.41	(0.22)	(0.21)	(0.02)	0.36
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.02)	(0.03)	(0.04)	(0.05)
Distributions from Realized Gains on Investments	—	—	(0.13)	(0.09)	(0.21)
Total Distributions	(0.02)	(0.02)	(0.16)	(0.13)	(0.26)
Net Asset Value, End of Period	$ 1.41	$ 1.02	$ 1.26	$ 1.63	$ 1.78
Total Return(e)	40.46%	(17.40%)	(14.00%)	(0.79%)	22.88%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$795,707	$ 563,102	$ 716,413	$809,617	$772,170
Ratio of Expenses to Average Net Assets	0.74%	0.74%	0.74%	0.73%	0.74%
Ratio of Net Investment Income (Loss) to Average Net Assets	2.33%	1.72%	1.99%	1.77%	2.62%
Portfolio Turnover Rate	24.87%	30.94%	34.52%	26.95%	38.37%

AllianceBernstein Mid Cap Value Portfolio

(For a share outstanding throughout the period)

	For the Period May 1, 2003(c) through December 31, 2003
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.32
Total from Investment Operations	0.33
Less Distributions:	
Distributions from Net Investment Income	(0.00)(f)
Distributions from Realized Gains on Investments	(0.01)
Total Distributions	(0.01)
Net Asset Value, End of Period	$ 1.32
Total Return(e)	33.16%
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$ 44,091
Ratio of Expenses to Average Net Assets	0.94%(d)
Ratio of Net Investment Income (Loss) to Average Net Assets	0.70%(d)
Portfolio Turnover Rate	9.68%

(c) Portfolio commenced operations on May 1, 2003.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(f) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2003	2002	2001	2000	For the Period April 30, 1999(a) through December 31, 1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.95	$ 1.12	$ 1.14	$ 1.11	$ 1.00
Income from Investment Operations:					
Net Investment Income (Loss)	0.01	0.01	—	0.02	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.33	(0.17)	(0.01)	0.16	0.12
Total from Investment Operations	0.34	(0.16)	(0.01)	0.18	0.13
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	—	(0.02)	(0.01)
Distributions from Realized Gains on Investments	—	—	(0.01)	(0.13)	(0.01)
Total Distributions	(0.01)	(0.01)	(0.01)	(0.15)	(0.02)
Net Asset Value, End of Period	$ 1.28	$ 0.95	$ 1.12	$ 1.14	$ 1.11
Total Return(e)	35.01%	(14.54%)	(0.65%)	17.21%	12.83%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$342,500	$225,410	$210,734	$137,616	$ 59,644
Ratio of Gross Expenses to Average Net Assets	0.27%	0.28%	0.31%	0.32%	0.46%(d)
Ratio of Net Expenses to Average Net Assets	0.27%	0.28%	0.31%	0.32%	0.35%(d)
Ratio of Net Investment Income to Average Net Assets	0.92%	0.86%	1.06%	1.71%	1.69%(d)
Portfolio Turnover Rate	9.74%	15.60%	19.06%	54.60%	26.51%

Janus Capital Appreciation Portfolio

(For a share outstanding throughout the period)

	For the Period May 1, 2003(c) through December 31, 2003
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income (Loss)	—
Net Realized and Unrealized Gains (Losses) on Investments	0.20
Total from Investment Operations	0.20
Less Distributions:	
Distributions from Net Investment Income	(0.00)(f)
Distributions from Realized Gains on Investments	(0.00)(f)
Total Distributions	(0.00)
Net Asset Value, End of Period	$ 1.20
Total Return(e)	19.90%
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$ 36,730
Ratio of Expenses to Average Net Assets	0.90%(d)
Ratio of Net Investment Income to Average Net Assets	0.07%(d)
Portfolio Turnover Rate	33.68%

(a) Portfolio commenced operations on April 30, 1999.
(c) Portfolio commenced operations on May 1, 2003.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(f) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.59	$ 2.03	$ 2.47	$ 2.66	$ 2.25
Income from Investment Operations:					
Net Investment Income (Loss)	0.01	0.01	0.02	0.03	0.03
Net Realized and Unrealized Gains (Losses) on Investments	0.28	(0.43)	(0.36)	(0.09)	0.47
Total from Investment Operations	0.29	(0.42)	(0.34)	(0.06)	0.50
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.02)	(0.02)	(0.02)	(0.03)
Distributions from Realized Gains on Investments	—	—	(0.08)	(0.11)	(0.06)
Total Distributions	(0.01)	(0.02)	(0.10)	(0.13)	(0.09)
Net Asset Value, End of Period	$ 1.87	$ 1.59	$ 2.03	$ 2.47	$ 2.66
Total Return(e)	18.94%	(20.83%)	(14.22%)	(2.49%)	22.50%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$665,871	$551,421	$696,578	$770,816	$676,134
Ratio of Expenses to Average Net Assets	0.43%	0.43%	0.43%	0.43%	0.43%
Ratio of Net Investment Income to Average Net Assets	0.77%	0.76%	1.01%	1.12%	1.22%
Portfolio Turnover Rate	40.89%	28.06%	27.98%	28.01%	27.26%

Large Cap Core Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.87	$ 1.22	$ 1.37	$ 1.56	$ 1.62
Income from Investment Operations:					
Net Investment Income (Loss)	0.01	0.01	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.20	(0.35)	(0.11)	(0.11)	0.12
Total from Investment Operations	0.21	(0.34)	(0.10)	(0.10)	0.13
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	(0.01)	—
Distributions from Realized Gains on Investments	—	—	(0.04)	(0.08)	(0.19)
Total Distributions	(0.01)	(0.01)	(0.05)	(0.09)	(0.19)
Net Asset Value, End of Period	$ 1.07	$ 0.87	$ 1.22	$ 1.37	$ 1.56
Total Return(e)	24.05%	(28.20%)	(7.77%)	(6.97%)	7.47%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$447,554	$365,944	$548,672	$579,981	$ 661,552
Ratio of Expenses to Average Net Assets	0.46%	0.58%	0.58%	0.57%	0.57%
Ratio of Net Investment Income to Average Net Assets	1.07%	0.85%	0.75%	0.68%	0.80%
Portfolio Turnover Rate	58.90%	29.20%	44.37%	47.67%	106.93%

(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 31, 2001(b) through December 31, 2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.76	$ 0.97	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.01	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	0.24	(0.21)	(0.03)
Total from Investment Operations	0.25	(0.20)	(0.03)
Less Distributions:			
Distributions from Net Investment Income	(0.01)	(0.01)	—
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	(0.01)	(0.01)	—
Net Asset Value, End of Period	$ 1.00	$ 0.76	$ 0.97
Total Return(e)	34.41%	(21.24%)	(2.19%)
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$136,099	$ 74,274	$40,722
Ratio of Gross Expenses to Average Net Assets	0.67%	0.70%	0.90%(d)
Ratio of Net Expenses to Average Net Assets	0.67%	0.70%	0.75%(d)
Ratio of Net Investment Income to Average Net Assets	1.84%	1.54%	1.32%(d)
Portfolio Turnover Rate	29.20%	22.42%	18.98

T. Rowe Price Equity Income Portfolio

(For a share outstanding throughout the period)

	For the Period May 1, 2003(c) through December 31, 2003
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.23
Total from Investment Operations	0.24
Less Distributions:	
Distributions from Net Investment Income	(0.01)
Distributions from Realized Gains on Investments	(0.01)
Total Distributions	(0.02)
Net Asset Value, End of Period	$ 1.22
Total Return(e)	23.64%
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$ 47,664
Ratio of Gross Expenses to Average Net Assets	0.77%(d)
Ratio of Net Expenses to Average Net Assets	0.75%(d)
Ratio of Net Investment Income to Average Net Assets	1.88%(d)
Portfolio Turnover Rate	27.27%

(b) Portfolio commenced operations July 31, 2001.
(c) Portfolio commenced operations on May 1, 2003.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

 The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.17	$ 2.87	$ 3.41	$ 3.89	$ 3.29
Income from Investment Operations:					
Net Investment Income (Loss)	0.04	0.03	0.03	0.04	0.04
Net Realized and Unrealized Gains (Losses) on Investments	0.56	(0.64)	(0.43)	(0.37)	0.64
Total from Investment Operations	0.60	(0.61)	(0.40)	(0.33)	0.68
Less Distributions:					
Distributions from Net Investment Income	(0.04)	(0.03)	(0.04)	(0.04)	(0.03)
Distributions from Realized Gains on Investments	(0.01)	(0.06)	(0.10)	(0.11)	(0.05)
Total Distributions	(0.05)	(0.09)	(0.14)	(0.15)	(0.08)
Net Asset Value, End of Period	$ 2.72	$ 2.17	$ 2.87	$ 3.41	$ 3.89
Total Return(e)	28.43%	(22.07%)	(11.88%)	(8.75%)	20.91%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,756,120	$1,362,881	$1,821,875	$2,072,937	$2,271,956
Ratio of Expenses to Average Net Assets	0.20%	0.21%	0.21%	0.20%	0.20%
Ratio of Net Investment Income to Average Net Assets	1.59%	1.40%	1.13%	1.08%	1.16%
Portfolio Turnover Rate	2.44%	6.55%	2.92%	6.47%	5.65%

Asset Allocation Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	For the Period July 31, 2001(b) through December 31, 2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.86	$ 0.97	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.02	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.16	(0.11)	(0.03)
Total from Investment Operations	0.18	(0.10)	(0.02)
Less Distributions:			
Distributions from Net Investment Income	(0.02)	(0.01)	(0.01)
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	(0.02)	(0.01)	(0.01)
Net Asset Value, End of Period	$ 1.02	$ 0.86	$ 0.97
Total Return(e)	20.63%	(10.26%)	(2.10%)
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$ 130,478	$ 87,260	$ 40,116
Ratio of Gross Expenses to Average Net Assets	0.73%	0.87%	0.92%(d)
Ratio of Net Expenses to Average Net Assets	0.73%	0.75%	0.75%(d)
Ratio of Net Investment Income to Average Net Assets	1.83%	2.18%	2.19%(d)
Portfolio Turnover Rate	103.77%	112.73%	55.88%

(b) Portfolio commenced operations July 31, 2001.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.62	$ 1.82	$ 2.03	$ 2.22	$ 2.22
Income from Investment Operations:					
Net Investment Income (Loss)	0.05	0.06	0.08	0.08	0.07
Net Realized and Unrealized Gains (Losses) on Investments	0.24	(0.20)	(0.13)	(0.09)	0.17
Total from Investment Operations	0.29	(0.14)	(0.05)	(0.01)	0.24
Less Distributions:					
Distributions from Net Investment Income	(0.06)	(0.06)	(0.08)	(0.07)	(0.07)
Distributions from Realized Gains on Investments	—	—	(0.08)	(0.11)	(0.17)
Total Distributions	(0.06)	(0.06)	(0.16)	(0.18)	(0.24)
Net Asset Value, End of Period	$ 1.85	$ 1.62	$ 1.82	$ 2.03	$ 2.22
Total Return(e)	17.99%	(7.54%)	(3.15%)	(0.17%)	11.18%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$2,891,488	$2,561,529	$3,011,137	$3,253,199	$3,557,900
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	2.74%	3.08%	3.75%	3.47%	3.36%
Portfolio Turnover Rate	69.56%	53.12%	50.37%	24.36%	27.16%

High Yield Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.56	$ 0.65	$ 0.69	$ 0.82	$ 0.94
Income from Investment Operations:					
Net Investment Income	0.05	0.07	0.08	0.09	0.11
Net Realized and Unrealized Gains (Losses) on Investments	0.12	(0.09)	(0.04)	(0.13)	(0.12)
Total from Investment Operations	0.17	(0.02)	0.04	(0.04)	(0.01)
Less Distributions:					
Distributions from Net Investment Income	(0.00)(f)	(0.07)	(0.08)	(0.09)	(0.11)
Distributions from Realized Gains on Investments	—	—	—	—	—
Total Distributions	(0.00)	(0.07)	(0.08)	(0.09)	(0.11)
Net Asset Value, End of Period	$ 0.73	$ 0.56	$ 0.65	$ 0.69	$ 0.82
Total Return(e)	29.06%	(2.89%)	5.03%	(4.60%)	(0.44%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 199,371	$137,553	$147,670	$ 138,207	$ 161,424
Ratio of Gross Expenses to Average Net Assets	0.52%	0.54%	0.53%	0.53%	0.50%
Ratio of Net Expenses to Average Net Assets	0.52%	0.54%	0.53%	0.52%	0.50%
Ratio of Net Investment Income to Average Net Assets	8.66%	10.37%	10.48%	10.90%	11.15%
Portfolio Turnover Rate	182.10%	89.20%	96.41%	124.91%	139.87%

(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(f) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.27	$ 1.20	$ 1.16	$ 1.13	$ 1.25
Income from Investment Operations:					
Net Investment Income	0.05	0.05	0.06	0.08	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.02	0.09	0.05	0.03	(0.09)
Total from Investment Operations	0.07	0.14	0.11	0.11	(0.01)
Less Distributions:					
Distributions from Net Investment Income	(0.05)	(0.06)	(0.07)	(0.08)	(0.08)
Distributions from Realized Gains on Investments	(0.03)	(0.01)	—	—	(0.03)
Total Distributions	(0.08)	(0.07)	(0.07)	(0.08)	(0.11)
Net Asset Value, End of Period	$ 1.26	$ 1.27	$ 1.20	$ 1.16	$ 1.13
Total Return(e)	5.49%	12.09%	10.37%	10.21%	(1.00%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 621,325	$ 584,018	$ 405,406	$ 291,678	$286,493
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	4.03%	5.01%	6.15%	6.84%	6.56%
Portfolio Turnover Rate	137.05%	184.37%	151.27%	139.89%	76.65%

Money Market Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:					
Net Investment Income	0.01	0.02	0.04	0.06	0.05
Total from Investment Operations	0.01	0.02	0.04	0.06	0.05
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.02)	(0.04)	(0.06)	(0.05)
Total Distributions	(0.01)	(0.02)	(0.04)	(0.06)	(0.05)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return(e)	1.23%	1.65%	3.91%	6.28%	5.10%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$399,873	$501,313	$458,689	$384,455	$404,284
Ratio of Gross Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Expenses to Average Net Assets	0.00%	0.27%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	1.23%	1.63%	3.76%	6.08%	4.99%

(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.
December 31, 2003

Note 1 — Northwestern Mutual Series Fund, Inc. (the "Series Fund") is registered as a diversified open-end investment company under the Investment Company Act of 1940. The Series Fund consists of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and the Money Market Portfolio (the "Portfolios"). Shares are presently offered only to The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") and its segregated asset accounts.

On May 1, 2003, three new portfolios commenced operations in the Series Fund: AllianceBernstein Mid Cap Value Portfolio, Janus Capital Appreciation Portfolio and T. Rowe Price Equity Income Portfolio. These three new portfolios were each organized with 2,000,000,000 authorized shares of Common Stock, with a par value equaling $0.01 per share. On May 1, 2003, Northwestern Mutual purchased 25,010,000 shares of each of the new portfolios at $1.00 per share.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principal accounting policies are summarized below.

Note 3 — Stocks listed on a national or foreign stock exchange are generally valued at the last sale price on the exchange on which the security is principally traded. Stocks listed on the NASDAQ Stock Market, Inc. ("NASDAQ") for which a NASDAQ Official Closing Price ("NOCP") is available are valued at the NOCP. If there has been no sale on such exchange or on NASDAQ, the security is valued at the prior day's price. Stocks traded only in the over-the-counter market and not on a securities exchange or NASDAQ are valued at the latest bid price. Bonds are valued on the basis of prices furnished by a service which determines prices for normal institutional-size trading units of bonds. Securities for which current market quotations are not readily available are valued at fair value determined by procedures approved by the Board of Directors. The fair value procedure is used if a significant event that is likely to have affected the value of the securities takes place after the time of the most recent market quotations or the market quotations for other reasons do not reflect information material to the value of those securities. Generally, money market investments, other than in the Money Market Portfolio, with maturities exceeding sixty days are valued by marking to market on the basis of an average of the most recent bid prices or yields. Generally, money market investments with maturities of sixty days or less and all securities in the Money Market Portfolio are valued on an amortized cost basis or, if the current market value differs substantially from the amortized cost, by marking to market.

Note 4 — Certain of the Portfolios may have securities and other assets and liabilities denominated in foreign currencies which are translated into U.S. dollar amounts on the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. When the Portfolios purchase or sell a foreign security they may enter into a foreign currency exchange contract to minimize market risk from the trade date to the settlement date of such transaction. Such foreign currency exchange contracts are marked to market daily.

The Portfolios may enter into forward foreign currency contracts to hedge against exchange rate risk arising from investments in securities denominated in foreign currencies. Contracts are valued at the contractual forward rate and are marked to market daily, with the change in market value recorded as an unrealized gain or loss. When the contracts are closed, a realized gain or loss is recorded. Risks may arise from changes in market value of the underlying instruments and from the possible inability of counterparties to meet the terms of their contracts.

The Portfolios do not separately report the results of operations due to changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized or unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade date and the settlement date on security transactions, and the differences between the amounts of dividends and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid.

Note 5 — The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios invest in futures contracts as an alternative to investing in individual securities and could be exposed to market risk due to changes in the value of the underlying securities or due to an illiquid secondary market. Futures contracts are marked to market daily based upon quoted settlement prices. The Portfolios receive from or pay to brokers an amount of cash equal to the daily fluctuation in the value of the contracts. Such receipts or payments, known as the "variation margin", are recorded by the Portfolios as unrealized gains or losses. When a contract is closed, the Portfolios record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

For federal income tax purposes, net unrealized appreciation (depreciation) on open futures contracts is generally required to be treated as realized gains (losses).

Note 6 — The Series Fund has a securities lending program that enables each Portfolio, except the Money Market Portfolio, to loan securities to approved broker-dealers. The Portfolio receives cash (U.S. currency), U.S. Government or U.S. Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the Portfolio to earn interest in accordance with the Portfolio's investment policies. The collateral received under the securities lending program is recorded on the Portfolio's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is recorded as income for the Portfolio. All collateral received will be in an amount at least equal to 102% (for loans of U.S. securities) or 105% (for non-U.S. securities) of the market value of the loaned securities at the inception of each loan. Thereafter, each loan must be continuously secured by collateral at least equal at all times to the value of the securities lent. In addition, the Portfolio is entitled to terminate a securities loan at any time. As of December 31, 2003, the value of outstanding securities on loan and the value of collateral amounted to the following:

	Value of Securities on Loan	Value of Collateral
Balanced Portfolio	$42,046,363	$43,060,250
Select Bond Portfolio	60,856,327	62,352,625

As of December 31, 2003, collateral received for securities on loan is invested in money market instruments and included in Investments on the Portfolio's Statement of Assets and Liabilities.

Note 7 — The Asset Allocation, Balanced, and Select Bond Portfolios have entered into mortgage dollar rolls. Dollar roll transactions consist of the sale by a portfolio to a bank or broker/dealer (the "counterparty") of mortgage-backed securities together with a commitment to purchase from the counterparty similar, but not identical, securities at a future date, at a similar price. As of December 31, 2003, the following mortgage dollar rolls were outstanding:

Portfolio	Cost	Value	Obligation Liability
Asset Allocation	$ 1,691,214	$ 1,694,898	$ 1,695,898
Balanced	81,234,945	81,422,288	81,463,684
Select Bond	50,640,438	50,754,371	50,781,998

The obligation liability is included in Due on Purchase of Securities and Securities Lending Collateral on the Portfolio's Statement of Assets and Liabilities. Securities subject to these agreements had a contractual maturity of 1/1/2034. The weighted average interest rate was 4.55% for the Asset Allocation Portfolio, 4.67% for the Balanced Portfolio, and 4.61% for the Select Bond Portfolio.

Note 8 — Interest income is recorded daily on the accrual basis and dividend income is recorded on the ex-dividend date or as soon as information from foreign issuers is available. Where applicable, dividends are recorded net of foreign dividend tax. Discounts and premiums on securities purchased are amortized over the life of the respective securities using the effective interest method. Securities transactions are accounted for on trade date. The basis for determining cost on sale of securities is identified cost. For the year ended December 31, 2003, transactions in securities other than money market investments were:

Portfolio	Total Security Purchases	U.S. Govt. Security Purchases	Total Security Sales/ Maturities	U.S. Govt. Security Sales/ Maturities
		(Amounts in thousands)		
Small Cap Growth Stock	$ 248,553	$ —	$ 227,179	$ —
T. Rowe Price Small Cap Value	62,633	—	29,190	—
Aggressive Growth Stock	645,596	—	614,945	—
International Growth	37,865	—	26,391	—
Franklin Templeton International Equity	150,512	—	156,392	—
AllianceBernstein Mid Cap Value	34,381	—	2,809	—
Index 400 Stock	58,492	—	24,554	—
Janus Capital Appreciation	38,726	—	8,430	—
Growth Stock	245,169	—	229,733	—
Large Cap Core Stock	225,433	—	224,110	—
Capital Guardian Domestic Equity	55,965	—	27,105	—
T. Rowe Price Equity Income	48,974	—	8,728	—
Index 500 Stock	63,750	—	35,859	—
Asset Allocation	128,274	42,393	99,789	37,791
Balanced	1,594,143	708,527	1,604,125	692,911
High Yield Bond	309,690	—	285,053	—
Select Bond	895,131	353,238	811,805	305,204

Note 9 — The Series Fund and its Portfolios are parties to annually renewable contracts pursuant to which each Portfolio pays a charge for investment management and administrative services. Certain Portfolios, listed below, pay at a fixed annual rate based on the average daily net asset values of the Portfolio.

Portfolio	Fee
T. Rowe Price Small Cap Value	.85%
AllianceBernstein Mid Cap Value	.85%
Index 400 Stock	.25%
Index 500 Stock	.20%
Balanced	.30%
Select Bond	.30%
Money Market	.30%

For the other Portfolios the rate for the investment advisory fee is graded by the asset size of the Portfolio according to the following schedules:

Portfolio	First $50 Million	Next $50 Million	Excess
Small Cap Growth Stock	.80%	.65%	.50%
Aggressive Growth Stock	.80%	.65%	.50%
Franklin Templeton International Equity	.85%	.65%	.65%
Growth Stock	.60%	.50%	.40%
Large Cap Core Stock	.60%	.50%	.40%
High Yield Bond	.60%	.50%	.40%

Portfolio	First $100 Million	Next $150 Million	Excess
International Growth	.75%	.65%	.55%
Capital Guardian Domestic Equity	.65%	.55%	.50%
Asset Allocation	.60%	.50%	.40%

Portfolio	First $500 Million	Excess
T. Rowe Price Equity Income	65%	60%

Portfolio	First $100 Million	Next $400 Million	Excess
Janus Capital Appreciation	.80%	.75%	.70%

The Series Fund's advisor, Mason Street Advisors, LLC, has contractually agreed to waive the management fee and absorb certain other operating expenses to the extent necessary so that Total Operating Expenses will not exceed the following amounts:

Portfolio		Expiration
T. Rowe Price Small Cap Value	1.00%	December 31, 2006
International Growth	1.10%	December 31, 2006
AllianceBernstein Mid Cap Value	1.00%	December 31, 2008
Janus Capital Appreciation	0.90%	December 31, 2008
Capital Guardian Domestic Equity	0.75%	December 31, 2006
T. Rowe Price Equity Income	0.75%	December 31, 2008
Asset Allocation	0.75%	December 31, 2006

MSA has voluntarily waived its management fee since December 2, 2002 for the Money Market Portfolio.

These amounts are paid to Mason Street Advisors, a wholly owned subsidiary of Northwestern Mutual, which is the manager and investment adviser of the Series Fund. Other costs for each Portfolio are paid either by the Portfolios or Mason Street Advisors depending upon the applicable agreement in place.

All of the Portfolios, except for the Balanced, Select Bond and Money Market Portfolios, pay their own custodian fees. Certain Portfolios, listed below, pay a portion of their custodian fees indirectly through expense offset arrangements. Custodian fees are reduced for Portfolios that maintain compensating balances in non-interest bearing accounts. These Portfolios could have invested the assets used to pay for the custodian fees, had the assets not been used in the expense offset arrangements. For the year ended December 31, 2003, the amounts paid through expense offset arrangements were as follows:

Portfolio	Amount
Small Cap Growth Stock	$1,711
T. Rowe Price Small Cap Value	237
Aggressive Growth Stock	3,322
AllianceBernstein Mid Cap Value	401
Index 400 Stock	700
Janus Capital Appreciation	2,607
Growth Stock	941
Large Cap Core Stock	725
Capital Guardian Domestic Equity	715
T. Rowe Price Equity Income	562
Index 500 Stock	1,136
Asset Allocation	980
High Yield Bond	270

T. Rowe Price Associates, Inc. ("T. Rowe Price"), Templeton Investment Counsel, LLC. ("Templeton Counsel"), Alliance Capital Management L.P., ("Alliance Capital Management"), Janus Capital Management, LLC ("Janus Capital") and Capital Guardian Trust Company ("Capital Guardian") have been retained under investment subadvisory agreements to provide investment advice and, in general, to conduct the management investment programs of the T. Rowe Price Small Cap Value and T. Rowe Price Equity Income Portfolios, the Franklin Templeton International Equity Portfolio, the AllianceBernstein Mid Cap Value Portfolio, the Janus Capital Appreciation Portfolio and the Capital Guardian Domestic Equity Portfolio, respectively. Mason Street Advisors pays T. Rowe Price an annual rate of .60% of the T. Rowe Price Small Cap Value Portfolio's average daily net assets. Mason Street Advisors pays Templeton Counsel .50% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by Templeton Counsel and .40% in excess of $100 million. Mason Street Advisors pays Alliance Capital Management .72% on the first $100 million of the Portfolio's assets, .54% on the next $400 million, and .50% in excess of $500 million, with a minimum amount of $16,000. Mason Street Advisors pays Janus Capital .55% on the first $100 million of the Portfolio's assets, .50% on the next $400 million, and .45% on assets in excess of $500 million. Mason Street Advisors pays Capital Guardian a flat annual fee of $375,000 on the Portfolio's assets of $100 million or less and .275% on net assets in excess of $100 million. For the T. Rowe Price Equity Income Portfolio, Mason Street Advisors pays T. Rowe Price .40% of the Portfolio's assets, reduced to .35% on assets in excess of $500 million.

The Small Cap Growth Stock, T. Rowe Small Cap Value, Aggressive Growth Stock, AllianceBernstein Mid Cap Value and Large Cap Core Stock Portfolios paid commissions on Fund transactions to an affiliated broker in the amounts of $10,876, $1,215, $83,927, $67,525 and $177,888, respectively, for the year ended December 31, 2003.

Note 10 — Each of the Portfolios of the Series Fund has elected to be taxed as a regulated investment company meeting certain requirements under the Internal Revenue Code. Since each expects to distribute all net investment income and net realized capital gains, the Portfolios anticipate incurring no federal income taxes.

Taxable distributions from net investment income and realized capital gains in the Portfolios may differ from book amounts earned during the period due to differences in the timing of capital gains recognition and due to the reclassification of certain gains or losses between capital and income. The differences between cost amounts for book purposes and tax purposes are primarily due to treatment of deferred losses.

It is the policy of the Portfolios to reclassify the net effect of permanent differences between book and taxable income to capital accounts on the Statements of Assets and Liabilities.

Certain losses incurred by the Portfolios after October 31st are deferred and deemed to have occurred in the next fiscal year for income tax purposes. Net realized capital losses for federal income tax purposes are carried forward to offset future net realized gains. A summary of the Portfolios' post-October losses and capital loss carryovers as of December 31, 2003 is provided below:

	Post-October Losses		Capital Loss Carryovers		
Portfolio	Capital	Foreign Currency	Amount	Expiration	Utilized in 2003
	(Amounts in Thousands)				
Small Cap Growth Stock	$ —	$ —	$ 25,729	2009-2010	$15,995
T. Rowe Price Small Cap Value	—	—	—	—	98
Aggressive Growth Stock	—	—	203,512	2010-2011	—
International Growth	—	—	5,314	2009-2011	—
Franklin Templeton International Equity	—	124	120,208	2009-2011	—
AllianceBernstein Mid Cap Value	—	—	—	—	—
Index 400 Stock	11	—	—	—	2,153
Janus Capital Appreciation	103	—	—	—	—
Growth Stock	—	—	95,156	2009-2010	20,473
Large Cap Core Stock	—	—	165,024	2009-2011	—
Capital Guardian Domestic Equity	—	—	3,619	2009-2011	—
T. Rowe Price Equity Income	—	—	—	—	—
Index 500 Stock	—	—	—	—	—
Asset Allocation	—	—	556	2010	3,840
Balanced	—	—	—	—	50,014
High Yield Bond	—	—	76,427	2006-2010	737
Select Bond	—	—	—	—	—
Money Market	—	—	—	—	—

Note 11 — Dividends from net investment income and net realized capital gains are declared each business day for the Money Market Portfolio and at least annually for the remaining portfolios of the Series Fund.

Note 12 — Northwestern Mutual voluntarily reimburses the Franklin Templeton International Equity and International Growth Portfolios for the benefit Northwestern Mutual receives from foreign dividend taxes charged against the Portfolios. The amounts reimbursed represent approximately 65% of the foreign dividend taxes withheld from the Portfolios. Reimbursements are recorded when foreign dividend taxes are accrued. Voluntary reimbursements amounted to $1,469,313 and $1,045,186 for the Franklin Templeton International Equity Portfolio and $68,922 and $41,412 for the International Growth Portfolio for the years ended December 31, 2003 and December 31, 2002, respectively.

Note 13 — Distributions to Shareholders

When applicable, each of the Portfolios made distributions during the year of ordinary income and long-term capital gains. The tax character of distributions paid for the years ended December 31, 2003 and December 31, 2002 was as follows:

Portfolio	2003 Distributions Paid From: Ordinary Income	2003 Distributions Paid From: Long-term Capital Gain	2002 Distributions Paid From: Ordinary Income	2002 Distributions Paid From: Long-term Capital Gain
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ —	$ 432	$ —
T. Rowe Price Small Cap Value	—	—	337	13
Aggressive Growth Stock	—	—	1,101	24,420
International Growth	420	—	186	—
Franklin Templeton International Equity	11,039	—	13,714	—
AllianceBernstein Mid Cap Value	541	—	—	—
Index 400 Stock	1,934	—	1,830	—
Janus Capital Appreciation	91	—	—	—
Growth Stock	4,774	—	7,118	—
Large Cap Core Stock	3,770	—	4,121	—
Capital Guardian Domestic Equity	1,804	—	882	—
T. Rowe Price Equity Income	651	—	—	—
Index 500 Stock	21,914	8,037	21,302	35,471
Asset Allocation	2,122	—	1,415	—
Balanced	85,974	—	106,128	—
High Yield Bond	362	—	14,697	—
Select Bond	38,274	—	24,835	—
Money Market	5,836	—	7,657	—

As of December 31, 2003, the tax basis amounts were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-term Gains	Accumulated Losses	Unrealized Appreciation (Depreciation)*
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ —	$ (25,729)	$ 51,669
T. Rowe Price Small Cap Value	910	1,328	—	20,392
Aggressive Growth Stock	—	—	(203,512)	185,769
International Growth	3	—	(5,314)	15,325
Franklin Templeton International Equity	14,574	—	(120,332)	139,302
AllianceBernstein Mid Cap Value	81	4	—	9,022
Index 400 Stock	2,523	1,898	(11)	42,133
Janus Capital Appreciation	—	—	(103)	5,630
Growth Stock	4,542	—	(95,156)	79,099
Large Cap Core Stock	4,200	—	(165,024)	36,867
Capital Guardian Domestic Equity	19	—	(3,619)	18,114
T. Rowe Price Equity Income	196	—	—	6,651
Index 500 Stock	27,070	15,711	—	365,026
Asset Allocation	—	—	(556)	11,996
Balanced	79,236	98,120	—	564,143
High Yield Bond	14,552	—	(76,427)	10,104
Select Bond	38,966	4,298	—	(2,615)
Money Market	—	—	—	—

* Differs from disclosures on Schedules of Investments due primarily to other temporary differences between book and tax.

Note 14 — Effective January 31st, 2003 the J.P. Morgan Select Growth and Income Stock Portfolio experienced name and manager changes. The Large Cap Core Stock Portfolio, formerly known as the J.P. Morgan Select Growth and Income Stock Portfolio, is managed by Mason Street Advisors, LLC.

Northwestern Mutual Series Fund, Inc.

The name, age and address of the directors, as well as their affiliations, positions held with the Fund, principal occupations during the past five years and the number of portfolios overseen in the Northwestern Mutual fund complex, are shown below. Effective May 1, 2003, each director shall serve for a twelve-year term commencing May 1, 2003 or until their earlier death, resignation, retirement or removal from office and election and qualification of their successors. The statement of additional information contains additional information about Fund directors and is available without charge, upon request, by calling 1-888-627-6678.

Independent Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Louis A. Holland (62) Suite 700 1 North Wacker Drive Chicago, IL 60606	Director	Since 2003	29	Packaging Corporation of America; Lou Holland Growth Fund
Principal Occupation During Past 5 Years: Managing Partner and Chief Investment Officer, Holland Capital Management, L.P.; Portfolio Manager, Lou Holland Growth Fund				
Elizabeth L. Majers (45) 370 Shadowood Lane Northfield, IL 60093	Director	Since 2003	29	None
Principal Occupation During Past 5 Years: Partner, McDermott, Will & Emery (international law firm)				
William A. McIntosh (64) 525 Sheridan Road Kenilworth, IL 60043	Director	Since 1997	29	MGIC Investment Corporation; Comdisco Holding Company, Inc.
Principal Occupation During Past 5 Years: Financial consulting since 1998; Adjunct Faculty Member, Howard University				
Michael G. Smith (59) 221 North Adams Hinsdale, IL 60521	Director	Since 2003	29	Trustee of Ivy Fund
Principal Occupation During Past 5 Years: Private investor; retired since 1999. From 1987 to 1999, Managing Director, Corporate and Institutional Client Group, Central Region, Merrill Lynch and Co., Inc.				
Martin F. Stein (66) 1800 East Capitol Drive Milwaukee, WI 53211	Director	Since 1995	29	Koss Corporation
Principal Occupation During Past 5 Years: Former Chairman of Eyecare One, Inc., which includes Stein Optical and Eye Q optical centers (retail sales of eyewear)				

Other Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Stephen N. Graff (69) 805 Lone Tree Road Elm Grove, WI 53122	Director	Since 1995	29	Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: Retired Partner, Arthur Andersen LLP (public accountants)				
Edward J. Zore (58) 720 East Wisconsin Avenue Milwaukee, WI 53202	Chairman and Director	Since 2000	29	Manpower, Inc.; Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: President and Chief Executive Officer of Northwestern Mutual since 2001; President, 2000-2001; prior thereto, Executive Vice President				

Officers

Name	Title
Mark G. Doll	President
Walter M. Givler	Chief Financial Officer
Merrill C. Lundberg	Secretary
Barbara E. Courtney	Controller

Fidelity® Variable Insurance Products:
Mid Cap Portfolio

Annual Report
December 31, 2003


Fidelity
INVESTMENTS

Contents

Fidelity Variable Insurance Products are separate account options which are purchased through a variable insurance contract.

This report and the financial statements contained herein are submitted for the general information of the shareholders of the fund. This report is not authorized for distribution to prospective investors in the fund unless preceded or accompanied by an effective prospectus.

Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve Board or any other agency, and are subject to investment risks, including possible loss of principal amount invested.

Neither the fund nor Fidelity Distributors Corporation is a bank.

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the class' dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. During periods of reimbursement by Fidelity, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended December 31, 2003	Past 1 year	Past 5 years	Life of fund[A]
Fidelity ® VIP: Mid Cap Portfolio — Initial Class	38.64%	19.25%	19.93%
Fidelity VIP: Mid Cap Portfolio — Service Class[B]	38.52%	19.13%	19.81%
Fidelity VIP: Mid Cap Portfolio — Service Class 2[C]	38.31%	18.98%	19.66%

A *From December 28, 1998.*

B *Performance for Service Class shares reflects an asset based distribution fee (12b-1).*

C *The initial offering of Service Class 2 shares took place January 12, 2000. Performance for Service Class 2 shares reflects an asset based distribution fee (12b-1 fee). Returns from December 28, 1998 to January 12, 2000 are those of Service Class which reflect a different 12b-1 fee. Had Service Class 2's 12b-1 fee been reflected, returns prior to January 12, 2000 would have been lower.*

$10,000 Over Life of Fund

Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Mid Cap Portfolio — Initial Class on December 28, 1998, when the fund started. The chart shows how the value of your investment would have changed, and also shows how the S&P® MidCap 400 Index did over the same period.



Fidelity VIP: Mid Cap - Initial Class
S&P MidCap 400
25,000
22,500
20,000
17,500
15,000
12,500
$ 10,000
$24,862
$16,383
1999
2000
2001
2002
2003

Management's Discussion of Fund Performance

Comments from Tom Allen, Portfolio Manager of Fidelity® Variable Insurance Products: Mid Cap Portfolio

U.S. equity markets snapped a three-year losing streak in 2003, rebounding on the strength of the lowest interest rates in decades, improved corporate profits and a resurgent economy. For the year overall, the Standard & Poor's 500SM Index gained 28.69%, the Dow Jones Industrial AverageSM rose 28.14% and the NASDAQ Composite® Index advanced 50.77%. Small-cap stocks led the charge, particularly lower-quality issues in cyclical industries such as biotechnology and the Internet. As a result, the Russell 2000® Index had its best calendar year ever, climbing 47.25%. The start of the year gave little indication of the strong performance to come, as the hangover of corporate governance scandals and an impending war with Iraq clouded the outlook for 2003. However, investors were encouraged by solid gross domestic product (GDP) growth in the first two quarters of 2003, and what seemed to be a quick resolution to the Iraqi conflict. Federal tax cuts and a boom in mortgage refinancing further boosted the markets and put more discretionary income in consumers' pockets. In the third quarter, GDP growth grew 8.2%, its highest level since 1984.

For the 12-month period that ended December 31, 2003, the fund posted strong positive returns, outperforming both the Standard & Poor's® MidCap 400 Index, which gained 35.62%, and the LipperSM Variable Annuity Mid-Cap Funds Average, which rose 35.40%. The fund's significant overweighting in strong-performing materials stocks, including base metals such as copper and zinc — as well as big positions in gold mining issues — provided a large part of the fund's positive performance. Favorable stock selection in areas such as biotechnology, energy and health care equipment also contributed solid gains. Among the top contributors were gold producer Newmont Mining and Invitrogen, a life sciences technology company. Performance suffered because of the fund's overly cautious stance, particularly early in the period, which resulted in an unusually large position in cash and a significant underweighting in the resurgent semiconductor industry. Several gold mining stocks that did well in 2002 — Meridian Gold and Agnico-Eagle, for example — hurt performance in 2003 as investors reduced their exposure to these issues.

The views expressed in this statement reflect those of the portfolio manager only through the end of the period of the report as stated on the cover and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Investment Summary

Top Five Stocks as of December 31, 2003

	% of fund's net assets
Newmont Mining Corp.	5.6
Invitrogen Corp.	3.4
Symbol Technologies, Inc.	2.3
Meridian Gold, Inc.	2.1
Freeport-McMoRan Copper & Gold, Inc. Class B	2.1
	15.5

Top Five Market Sectors as of December 31, 2003

	% of fund's net assets
Materials	22.7
Health Care	21.3
Consumer Discretionary	14.0
Energy	11.7
Information Technology	8.9

Asset Allocation as of December 31, 2003

% of fund's net assets*

Stocks	96.8%
Short-Term Investments and Net Other Assets	3.2%

*Foreign investments 26.0%



Investments December 31, 2003

Showing Percentage of Net Assets

Common Stocks – 96.8%

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – 14.0%		
Auto Components – 1.1%		
Autoliv, Inc.	77,900	$ 2,932,935
China Yuchai International Ltd.	100	3,060
Gentex Corp.	391,500	17,288,640
IMPCO Technologies, Inc. (a)	203,100	1,771,032
Johnson Controls, Inc.	100	11,612
Starcraft Corp.	100	3,252
Superior Industries International, Inc.	121,800	5,300,736
		27,311,267
Automobiles – 0.0%		
Fiat Spa sponsord ADR	100	774
Harley-Davidson, Inc.	100	4,753
Monaco Coach Corp. (a)	200	4,760
Thor Industries, Inc.	100	5,622
		15,909
Distributors – 0.0%		
Advanced Marketing Services, Inc.	100	1,140
Educational Development Corp.	100	1,103
Li & Fung Ltd.	2,000	3,426
		5,669
Hotels, Restaurants & Leisure – 2.7%		
Applebee's International, Inc.	100	3,927
GTECH Holdings Corp.	22	1,067
Krispy Kreme Doughnuts, Inc. (a)	93,000	3,403,800
Outback Steakhouse, Inc.	849,600	37,560,816
P.F. Chang's China Bistro, Inc. (a)	100	5,088
Panera Bread Co. Class A (a)	100	3,953
Red Robin Gourmet Burgers, Inc. (a)	92,000	2,800,480
Sonic Corp. (a)	670,750	20,538,365
Starbucks Corp. (a)	100	3,306
Total Entertainment Restaurant Corp. (a)	100	1,208
		64,322,010
Household Durables – 2.9%		
Alba PLC	718,435	8,146,018
CFM, Inc. (a)	100	843
Fedders Corp.	100	720
Fedders Corp. rights 1/16/04 (a)	100	6
Garmin Ltd.	565,100	30,786,648
Harman International Industries, Inc.	320,000	23,673,600
Hovnanian Enterprises, Inc. Class A (a)	100	8,706
Lennar Corp.:		
Class A	100	9,600
Class B	10	914
Mohawk Industries, Inc. (a)	100	7,054
Sekisui House Ltd.	800,000	8,305,851
Techtronic Industries Co.	2,000	5,552
The Stanley Works	100	3,787
William Lyon Homes, Inc. (a)	100	6,277
		70,955,576
Internet & Catalog Retail – 0.0%		
1-800-FLOWERS.com, Inc. Class A (a)	200	$ 2,212
Alloy, Inc. (a)	100	521
Drugstore.com, Inc. (a)	100	551
eBay, Inc. (a)	100	6,459
GSI Commerce, Inc. (a)	100	976
InterActiveCorp (a)	487	16,524
J. Jill Group, Inc. (a)	100	1,271
Netflix, Inc. (a)	200	10,938
Sportsmans Guide, Inc. (a)	100	1,715
		41,167
Leisure Equipment & Products – 0.0%		
Arctic Cat, Inc.	100	2,470
Leapfrog Enterprises, Inc. Class A (a)	100	2,653
Mega Bloks, Inc. (a)	100	1,773
Oakley, Inc.	100	1,384
Polaris Industries, Inc.	100	8,858
SCP Pool Corp. (a)	150	4,902
SHIMANO, Inc.	100	2,082
		24,122
Media – 1.1%		
Astral Media, Inc. Class A (non-vtg.)	408,000	8,822,387
Catalina Marketing Corp. (a)	443,000	8,930,880
Chum Ltd. Class B (non-vtg.)	100	4,857
Cumulus Media, Inc. Class A (a)	100	2,200
E.W. Scripps Co. Class A	100	9,414
EchoStar Communications Corp. Class A (a)	100	3,400
Entercom Communications Corp. Class A (a)	100	5,296
Entravision Communications Corp. Class A (a)	100	1,110
Fox Entertainment Group, Inc. Class A (a)	100	2,915
Getty Images, Inc. (a)	100	5,013
Grupo Televisa SA de CV sponsored ADR	191,900	7,649,134
Harris Interactive, Inc. (a)	100	830
Hughes Electronics Corp. (a)	82	1,357
Modern Times Group AB (MTG) (B Shares) (a)	66,100	1,391,415
News Corp. Ltd. sponsored ADR	9	272
Omnicom Group, Inc.	100	8,733
Pixar (a)	100	6,929
Radio One, Inc. Class A (a)	100	1,955
Reader's Digest Association, Inc. (non-vtg.)	100	1,466
Saga Communications, Inc. Class A (a)	100	1,853
SBS Broadcasting SA (a)	100	3,260
Scholastic Corp. (a)	100	3,404
TiVo, Inc. (a)	100	740
Torstar Corp. Class B	100	2,236
Univision Communications, Inc. Class A (a)	100	3,969

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – continued		
Media – continued		
Washington Post Co. Class B	100	$ 79,140
Westwood One, Inc. (a)	100	3,421
		26,947,586
Multiline Retail – 0.2%		
99 Cents Only Stores (a)	143,700	3,912,951
Big Lots, Inc. (a)	100	1,421
Dollar General Corp.	100	2,099
Dollar Tree Stores, Inc. (a)	100	3,006
Family Dollar Stores, Inc.	100	3,588
Fred's, Inc. Class A	100	3,098
Kohl's Corp. (a)	100	4,494
Tuesday Morning Corp. (a)	44,200	1,337,050
		5,267,707
Specialty Retail – 4.4%		
Abercrombie & Fitch Co. Class A (a)	100	2,471
AC Moore Arts & Crafts, Inc. (a)	580,300	11,176,578
Advance Auto Parts, Inc. (a)	100	8,140
AutoZone, Inc. (a)	100	8,521
Bed Bath & Beyond, Inc. (a)	100	4,335
Best Buy Co., Inc.	200	10,448
Cache, Inc. (a)	100	2,083
CarMax, Inc. (a)	473,700	14,651,541
Chico's FAS, Inc. (a)	42,700	1,577,765
Christopher & Banks Corp.	84,751	1,655,187
Claire's Stores, Inc.	205,900	3,879,156
Cole National Corp. Class A (a)	100	2,000
Cost Plus, Inc. (a)	26,900	1,102,900
Deb Shops, Inc.	100	2,150
Forzani Group Ltd. Class A (a)	100	1,253
Genesco, Inc. (a)	100	1,513
Group 1 Automotive, Inc. (a)	100	3,619
Guitar Center, Inc. (a)	100	3,258
Hibbett Sporting Goods, Inc. (a)	100	2,980
Hot Topic, Inc. (a)	1,141,450	33,627,117
Jos. A. Bank Clothiers, Inc. (a)	100	3,469
KOMERI Co. Ltd.	528,900	12,301,889
Michaels Stores, Inc.	100	4,420
Nitori Co. Ltd.	148,200	9,270,872
O'Reilly Automotive, Inc. (a)	100	3,836
Pacific Sunwear of California, Inc. (a)	199,300	4,209,216
Peacock Group PLC	1,258,300	4,313,895
PETsMART, Inc.	100	2,380
Pier 1 Imports, Inc.	100	2,186
RONA, Inc. (a)	100,000	2,404,409
Ross Stores, Inc.	296,600	7,839,138
Select Comfort Corp. (a)	100	2,476
Sharper Image Corp. (a)	100	3,265
Shimamura Co. Ltd.	100	6,828
Sports Authority, Inc. (a)	100	3,840
Staples, Inc. (a)	100	2,730

	Shares	Value (Note 1)
Talbots, Inc.	100	$ 3,078
TBC Corp. (a)	100	2,581
The Bombay Company, Inc. (a)	100	814
Tiffany & Co., Inc.	100	4,520
TJX Companies, Inc.	100	2,205
Too, Inc. (a)	100	1,688
Tractor Supply Co. (a)	100	3,889
Urban Outfitters, Inc. (a)	200	7,410
Weight Watchers International, Inc. (a)	100	3,837
Williams-Sonoma, Inc. (a)	200	6,954
		108,134,840
Textiles Apparel & Luxury Goods – 1.6%		
Adidas-Salomon AG	100	11,359
Brown Shoe Co., Inc.	100	3,793
Coach, Inc. (a)	200	7,550
Columbia Sportswear Co. (a)	626,200	34,127,900
Compagnie Financiere Richemont unit	100	2,394
DHB Industries, Inc. (a)	100	700
Fossil, Inc. (a)	145,300	4,069,853
Gildan Activewear, Inc. Class A (sub. vtg.) (a)	100	3,088
K-Swiss, Inc. Class A	200	4,812
Kenneth Cole Productions, Inc. Class A	100	2,940
Liz Claiborne, Inc.	100	3,546
NIKE, Inc. Class B	100	6,846
Quiksilver, Inc. (a)	200	3,546
Ted Baker PLC	25,000	154,678
The Swatch Group AG (Bearer)	100	11,972
Timberland Co. Class A (a)	100	5,207
Vans, Inc. (a)	100	1,141
		38,421,325
TOTAL CONSUMER DISCRETIONARY		341,447,178
CONSUMER STAPLES – 3.0%		
Beverages – 0.0%		
Boston Beer Co., Inc. Class A (a)	100	1,814
Companhia de Bebidas das Americas (AmBev) sponsored ADR	29,100	742,341
Fomento Economico Mexicano SA de CV sponsored ADR	100	3,688
Grupo Modelo SA de CV Series C	100	241
Harbin Brewery Group Ltd.	2,000	805
Tsingtao Brewery Co. Ltd. (H Shares)	1,000	1,172
		750,061
Food & Staples Retailing – 0.2%		
Companhia Brasileira de Distribuicao Grupo Pao de Acucar sponsored ADR	100	2,515
Costco Wholesale Corp. (a)	100	3,718
Plant Co. Ltd. (a)	30,100	468,620
United Natural Foods, Inc. (a)	100	3,591
Whole Foods Market, Inc.	64,100	4,303,033
		4,781,477

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
CONSUMER STAPLES – continued		
Food Products – 2.5%		
Central Garden & Pet Co. Class A (a)	100	$ 2,803
Delta & Pine Land Co.	152,200	3,865,880
Fresh Del Monte Produce, Inc.	100	2,383
Green Mountain Coffee Roasters, Inc. (a)	245,895	5,660,503
Hershey Foods Corp.	244,300	18,808,657
Horizon Organic Holding Corp. (a)	40,600	972,370
IAWS Group PLC (Ireland)	50	610
Lindt & Spruengli AG (participation certificate)	100	83,038
McCormick & Co., Inc. (non-vtg.)	473,600	14,255,360
Peet's Coffee & Tea, Inc. (a)	100	1,741
PT Indofood Sukses Makmur	34,620,000	3,289,315
Sensient Technologies Corp.	100	1,977
Smithfield Foods, Inc. (a)	637,600	13,198,320
Tootsie Roll Industries, Inc.	100	3,600
Yakult Honsha Co. Ltd.	1,000	15,709
		60,162,266
Household Products – 0.0%		
Uni-Charm Corp.	100	4,943
Personal Products – 0.3%		
Alberto-Culver Co. Class B	100	6,308
Hengan International Group Co. Ltd. (a)	9,002,000	4,840,969
Kose Corp.	77,600	2,809,283
NBTY, Inc. (a)	100	2,686
USANA Health Sciences, Inc. (a)	200	6,120
		7,665,366
TOTAL CONSUMER STAPLES		73,364,113
ENERGY – 11.7%		
Energy Equipment & Services – 6.6%		
BJ Services Co. (a)	622,810	22,358,879
Cal Dive International, Inc. (a)	135,000	3,254,850
Carbo Ceramics, Inc.	115,700	5,929,625
Cooper Cameron Corp. (a)	154,000	7,176,400
Core Laboratories NV (a)	100	1,669
Global Industries Ltd. (a)	342,000	1,761,300
GlobalSantaFe Corp.	490,350	12,175,391
Helmerich & Payne, Inc.	96,000	2,681,280
Matrix Service Co. (a)	200	3,630
Nabors Industries Ltd. (a)	38,800	1,610,200
National-Oilwell, Inc. (a)	430,600	9,628,216
Noble Corp. (a)	200,800	7,184,624
NS Group, Inc. (a)	130,300	1,263,910
Oceaneering International, Inc. (a)	877,400	24,567,200
Pason Systems, Inc.	296,300	5,756,059
Pioneer Drilling Co. (a)	13,900	67,415
Pride International, Inc. (a)	519,500	9,683,480
Smith International, Inc. (a)	233,890	9,711,113
Tidewater, Inc.	580,150	17,334,882
Varco International, Inc. (a)	656,648	$ 13,546,638
W-H Energy Services, Inc. (a)	358,400	5,806,080
		161,502,841
Oil & Gas – 5.1%		
Apache Corp.	500,220	40,567,842
Burlington Resources, Inc.	109,600	6,069,648
China Petroleum & Chemical Corp. sponsored ADR	100	4,441
Comstock Resources, Inc. (a)	373,200	7,202,760
Golar LNG Ltd. (a)	145,600	2,084,084
Golar LNG Ltd. (Nasdaq) (a)	70	1,000
Niko Resources Ltd.	138,000	2,882,979
Nuevo Energy Co. (a)	117,800	2,847,226
OAO Gazprom sponsored ADR	100	2,590
Petro-Canada	100	4,927
PetroChina Co. Ltd. sponsored ADR	100	5,705
PetroKazakhstan, Inc. Class A (a)	1,292,100	29,154,924
Petroleo Brasileiro SA Petrobras sponsored ADR	100	2,924
Pioneer Natural Resources Co. (a)	309,500	9,882,335
Pogo Producing Co.	169,600	8,191,680
Suncor Energy, Inc.	117,200	2,936,324
Surgutneftegaz JSC sponsored ADR	100	2,940
Talisman Energy, Inc.	152,400	8,637,410
Western Gas Resources, Inc.	40,000	1,890,000
World Fuel Services Corp.	18,294	621,081
XTO Energy, Inc.	100	2,830
YUKOS Corp. sponsored ADR	100	4,200
		122,999,850
TOTAL ENERGY		284,502,691
FINANCIALS – 5.7%		
Capital Markets – 0.2%		
A.G. Edwards, Inc.	100	3,623
Charles Schwab Corp.	100	1,184
E*TRADE Group, Inc. (a)	100	1,265
Eaton Vance Corp. (non-vtg.)	100	3,664
Federated Investors, Inc. Class B (non-vtg.)	100	2,936
Franklin Resources, Inc.	100	5,206
International Assets Holding Corp. (a)	100	594
Investment Technology Group, Inc. (a)	100	1,615
Investors Financial Services Corp.	100	3,841
Mitsubishi Securities Co. Ltd.	538,000	5,888,432
T. Rowe Price Group, Inc.	200	9,482
		5,921,842
Commercial Banks – 0.9%		
Banco Itau Holding Financeira SA sponsored ADR	100	4,877
BOK Financial Corp.	100	3,872
Boston Private Financial Holdings, Inc.	142,900	3,549,636
Bryn Mawr Bank Corp.	20	490

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
FINANCIALS – continued		
Commercial Banks – continued		
Cathay General Bancorp	10	$ 557
Charter One Financial, Inc.	100	3,455
City National Corp.	100	6,212
CVB Financial Corp.	110	2,122
East West Bancorp, Inc.	100	5,368
First Tennessee National Corp.	100	4,410
Great Southern Bancorp, Inc.	100	4,637
Hancock Holding Co.	150	8,186
Harleysville National Corp., Pennsylvania	125	3,763
Independent Bank Corp., Massachusetts	100	2,882
International Bancshares Corp.	100	4,715
Kookmin Bank sponsored ADR	100	3,784
Lakeland Financial Corp.	100	3,532
M&T Bank Corp.	100	9,830
Marshall & Ilsley Corp.	100	3,825
Nara Bancorp, Inc.	137,190	3,745,287
National Commerce Financial Corp.	100	2,728
North Fork Bancorp, Inc., New York	100	4,047
Pacific Capital Bancorp	100	3,682
PrivateBancorp, Inc.	100	4,552
Resource Bankshares Corp.	150	4,730
SouthTrust Corp.	100	3,273
State Bancorp, Inc., New York	100	2,426
State Bank of India	70,900	836,814
Sterling Bancshares, Inc.	10	133
Sumitomo Trust & Banking Ltd.	1,643,000	9,707,886
Synovus Financial Corp.	100	2,892
TCF Financial Corp.	100	5,135
Texas Regional Bancshares, Inc. Class A	100	3,700
Tompkins Trustco, Inc.	100	4,605
UCBH Holdings, Inc.	100	3,897
UnionBanCal Corp.	100	5,754
Valley National Bancorp	100	2,920
West Coast Bancorp, Oregon	100	2,134
Westcorp	100	3,655
Wintrust Financial Corp.	60,400	2,724,040
Zions Bancorp	100	6,133
		20,706,576
Consumer Finance – 0.0%		
American Express Co.	100	4,823
Capital One Financial Corp.	100	6,129
First Cash Financial Services, Inc. (a)	100	2,564
Student Loan Corp.	100	14,600
		28,116
Diversified Financial Services – 0.0%		
Deutsche Boerse AG	100	5,453
eSpeed, Inc. Class A (a)	100	2,341
Moody's Corp.	100	6,055
Power Financial Corp.	100	3,818

	Shares	Value (Note 1)
Principal Financial Group, Inc.	100	$ 3,307
TSX Group, Inc.	100	3,307
		24,281
Insurance – 2.1%		
ACE Ltd.	100	4,142
AFLAC, Inc.	2,800	101,304
Arthur J. Gallagher & Co.	100	3,249
Erie Indemnity Co. Class A	100	4,238
Great-West Lifeco, Inc.	100	3,508
Hilb, Rogal & Hamilton Co.	100	3,207
MBIA, Inc.	22,700	1,344,521
Mercury General Corp.	34,500	1,605,975
MetLife, Inc.	100	3,367
Ohio Casualty Corp. (a)	100	1,736
Old Republic International Corp.	150	3,804
PartnerRe Ltd.	100	5,805
Progressive Corp.	63,900	5,341,401
Protective Life Corp.	69,300	2,345,112
Reinsurance Group of America, Inc.	456,400	17,639,860
StanCorp Financial Group, Inc.	100	6,288
UICI (a)	100	1,328
UnumProvident Corp.	100	1,577
W.R. Berkley Corp.	654,275	22,866,911
Zenith National Insurance Corp.	300	9,765
		51,297,098
Real Estate – 2.1%		
Equity Residential (SBI)	100	2,951
Pan Pacific Retail Properties, Inc.	200,000	9,530,000
Plum Creek Timber Co., Inc.	132,400	4,031,580
ProLogis	298,200	9,569,238
Simon Property Group, Inc.	595,700	27,604,738
		50,738,507
Thrifts & Mortgage Finance – 0.4%		
Doral Financial Corp.	99,300	3,205,404
Farmer Mac Class C (non-vtg.) (a)	134,600	4,301,816
Golden West Financial Corp., Delaware	14,970	1,544,754
MGIC Investment Corp.	100	5,694
NetBank, Inc.	57,700	770,295
New York Community Bancorp, Inc.	100	3,805
R&G Financial Corp. Class B	100	3,980
Sterling Financial Corp. (a)	100	3,423
W Holding Co., Inc.	153	2,847
		9,842,018
TOTAL FINANCIALS		138,558,438
HEALTH CARE – 21.3%		
Biotechnology – 8.9%		
Actelion Ltd. (Reg.) (a)	100	10,763
Affymetrix, Inc. (a)	100	2,461
Bachem Holding AG (B Shares)	100	5,115
Biogen Idec, Inc. (a)	315	11,586

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
HEALTH CARE – continued		
Biotechnology – continued		
BioSource International, Inc. (a)	100	$ 677
Caliper Technologies Corp. (a)	100	658
Cell Genesys, Inc. (a)	100	1,294
Celltech Group PLC sponsored ADR (a)	100	1,336
Charles River Laboratories International, Inc. (a)	1,097,200	37,666,876
Ciphergen Biosystems, Inc. (a)	100	1,124
Connetics Corp. (a)	100	1,816
Dendreon Corp. (a)	146,900	1,184,014
Digene Corp. (a)	31,900	1,279,190
Enzon Pharmaceuticals, Inc. (a)	100	1,200
Exact Sciences Corp. (a)	100	1,012
Gen-Probe, Inc. (a)	200	7,294
Genencor International, Inc. (a)	100	1,575
Genentech, Inc. (a)	100	9,357
Gilead Sciences, Inc. (a)	100	5,814
Global Bio-Chem Technology Group Co. Ltd.	1,528,000	944,716
Harvard Bioscience, Inc. (a)(c)	2,802,200	24,939,580
IDEXX Laboratories, Inc. (a)	138,400	6,405,152
Ilex Oncology, Inc. (a)	100	2,125
ImmunoGen, Inc. (a)	100	505
Invitrogen Corp. (a)	1,187,700	83,139,000
Kosan Biosciences, Inc. (a)	100	986
Martek Biosciences (a)	27,700	1,799,669
MedImmune, Inc. (a)	100	2,540
Myriad Genetics, Inc. (a)	100	1,286
Nabi Biopharmaceuticals (a)	55,300	702,863
Neogen Corp. (a)	15,545	385,050
ONYX Pharmaceuticals, Inc. (a)	23,400	660,582
PRAECIS Pharmaceuticals, Inc. (a)	214,900	1,383,956
QIAGEN NV (a)	3,571,000	42,709,160
Seattle Genetics, Inc. (a)	100	858
Serologicals Corp. (a)	12,300	228,780
Strategic Diagnostics, Inc. (a)	626,000	2,960,980
Tanox, Inc. (a)	100	1,485
Techne Corp. (a)	242,300	9,154,094
Telik, Inc. (a)	65,800	1,514,058
Trimeris, Inc. (a)	100	2,098
United Therapeutics Corp. (a)	100	2,295
		217,134,980
Health Care Equipment & Supplies – 2.2%		
Abaxis, Inc. (a)	184,800	3,348,576
Advanced Medical Optics, Inc. (a)	100	1,965
Advanced Neuromodulation Systems, Inc. (a)	150	6,897
Alcon, Inc.	100	6,054
Align Technology, Inc. (a)	100	1,652
Apogent Technologies, Inc. (a)	100	2,304
Arthrocare Corp. (a)	100	2,450
Becton, Dickinson & Co.	100	4,114
Biacore International AB sponsored ADR	100	$ 2,292
Bio-Rad Laboratories, Inc. Class A (a)	100	5,767
Biomet, Inc.	100	3,641
Biosite, Inc. (a)	100	2,895
Bruker BioSciences Corp. (a)	163	742
C.R. Bard, Inc.	100	8,125
Candela Corp. (a)	240,900	4,379,562
Cardiodynamics International Corp. (a)	100	597
Chromavision Medical Systems, Inc. (a)	100	319
Closure Medical Corp. (a)	13,300	451,269
CNS., Inc.	100	1,370
Cooper Companies, Inc.	100	4,713
CTI Molecular Imaging, Inc. (a)	100	1,691
Cyberonics, Inc. (a)	100	3,201
Cytyc Corp. (a)	100	1,376
DENTSPLY International, Inc.	100	4,517
Diagnostic Products Corp.	100	4,591
Edwards Lifesciences Corp. (a)	935,000	28,124,800
Epix Medical, Inc. (a)	229,800	3,741,144
Guidant Corp.	3,800	228,760
HealthTronics Surgical Services, Inc. (a)	63,800	398,750
ICU Medical, Inc. (a)	18,400	630,752
Illumina, Inc. (a)	100	705
Immucor, Inc. (a)	21,400	436,346
INAMED Corp. (a)	150	7,209
Integra LifeSciences Holdings Corp. (a)	98,400	2,817,192
Interpore International, Inc. (a)	100	1,300
Kensey Nash Corp. (a)	100	2,325
Merit Medical Systems, Inc. (a)	133	2,968
Millipore Corp. (a)	76,000	3,271,800
Molecular Devices Corp. (a)	100	1,899
Nobel Biocare Holding AG (Switzerland)	100	10,098
Nutraceutical International Corp. (a)	100	1,102
Osteotech, Inc. (a)	100	880
PolyMedica Corp.	200	5,262
Schick Technologies, Inc. (a)	52,700	389,980
Sola International, Inc. (a)	80,200	1,507,760
Sonic Innovations, Inc. (a)	161,800	1,043,610
SonoSight, Inc. (a)	100	2,144
St. Jude Medical, Inc. (a)	100	6,135
SurModics, Inc. (a)	100	2,390
Synovis Life Technologies, Inc. (a)	100	2,034
Synthes-Stratec, Inc.	100	98,678
Tecan Group AG	100	4,821
Therasense, Inc. (a)	100	2,030
Thoratec Corp. (a)	100	1,301
TriPath Imaging, Inc. (a)	100	780
Varian Medical Systems, Inc. (a)	58,100	4,014,710
Ventana Medical Systems, Inc. (a)	100	3,940
VSM MedTech Ltd. (a)	100	347
Wilson Greatbatch Technologies, Inc. (a)	100	4,227
Wright Medical Group, Inc. (a)	100	3,044

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
HEALTH CARE – continued		
Health Care Equipment & Supplies – continued		
Young Innovations, Inc.	100	$ 3,600
Zimmer Holdings, Inc. (a)	100	7,040
		55,032,543
Health Care Providers & Services – 8.3%		
Accredo Health, Inc. (a)	100	3,161
AdvancePCS Class A (a)	587,600	30,943,016
Advisory Board Co. (a)	100	3,491
American Healthways, Inc. (a)	120,200	2,869,174
AMERIGROUP Corp. (a)	49,400	2,106,910
AmSurg Corp. (a)	100	3,789
Anthem, Inc. (a)	100	7,500
Caremark Rx, Inc. (a)	1,231,100	31,183,763
Cerner Corp. (a)	560,200	21,203,570
CIGNA Corp.	100	5,750
Computer Programs & Systems, Inc.	100	2,012
Covance, Inc. (a)	60,000	1,608,000
Coventry Health Care, Inc. (a)	81,800	5,275,282
Dendrite International, Inc. (a)	100	1,567
Dynacq Healthcare, Inc. (a)	100	768
Eclipsys Corp. (a)	100	1,164
eResearchTechnology, Inc. (a)	22,500	571,950
Express Scripts, Inc. (a)	46,200	3,069,066
First Health Group Corp. (a)	9,800	190,708
Health Management Associates, Inc. Class A	652,200	15,652,800
HealthExtras, Inc. (a)	100	1,340
ICON PLC sponsored ADR (a)	36,100	1,573,960
IDX Systems Corp. (a)	100	2,682
IMS Health, Inc.	1,757,800	43,698,908
Inveresk Research Group, Inc. (a)	357,600	8,843,448
iSoft Group PLC	602,200	3,986,631
Laboratory Corp. of America Holdings (a)	100	3,695
Lifeline Systems, Inc. (a)	200	3,800
Lincare Holdings, Inc. (a)	90,000	2,702,700
McKesson Corp.	3,500	112,560
MIM Corp. (a)	100	703
NDCHealth Corp.	100	2,562
Odyssey Healthcare, Inc. (a)	200	5,852
Omnicare, Inc.	100	4,039
Orthodontic Centers of America, Inc. (a)	100	805
Oxford Health Plans, Inc.	100	4,350
PAREXEL International Corp. (a)	100	1,626
Patterson Dental Co. (a)	100	6,416
Pediatrix Medical Group, Inc. (a)	100	5,509
Per-Se Technologies, Inc. (a)	100	1,526
Pharmaceutical Product Development, Inc. (a)	421,100	11,357,067
Quest Diagnostics, Inc.	200	14,622
Renal Care Group, Inc. (a)	100	4,120
ResCare, Inc. (a)	1,188,803	9,629,304
Tripos, Inc. (a)	100	$ 669
TriZetto Group, Inc. (a)	100	645
Vital Images, Inc. (a)	68,100	1,214,904
WebMD Corp. (a)	451,300	4,057,187
WellPoint Health Networks, Inc. (a)	100	9,699
		201,954,770
Pharmaceuticals – 1.9%		
Able Laboratories, Inc. (a)	100	1,807
Allergan, Inc.	100	7,681
Alpharma, Inc. Class A	100	2,010
Altana AG sponsored ADR	100	6,030
American Pharmaceutical Partners, Inc. (a)	150	5,040
Bentley Pharmaceuticals, Inc. (a)	100	1,330
Caraco Pharmaceutical Laboratories Ltd. (a)	100	748
Cipla Ltd.	100	2,887
Dr. Reddy's Laboratories Ltd. ADR	238,300	7,542,195
Endo Pharmaceuticals Holdings, Inc. (a)	200	3,852
Flamel Technologies SA sponsored ADR (a)	100	2,679
Forest Laboratories, Inc. (a)	200	12,360
Guilford Pharmaceuticals, Inc. (a)	524,500	3,556,110
King Pharmaceuticals, Inc. (a)	100	1,526
KV Pharmaceutical Co. Class A (a)	150	3,825
Mylan Laboratories, Inc.	151,350	3,823,101
Novo Nordisk AS Series B	100	4,065
Perrigo Co.	347,200	5,457,984
Pharmaceutical Resources, Inc. (a)	7,700	501,655
Pure World, Inc. (a)	100	251
Ranbaxy Laboratories Ltd. sponsored GDR	270,300	6,892,650
Salix Pharmaceuticals Ltd. (a)	100	2,267
SICOR, Inc. (a)	231,800	6,304,960
Stada Arzneimittel AG	190,365	11,776,649
SuperGen, Inc. (a)	100	1,100
Teva Pharmaceutical Industries Ltd. sponsored ADR	100	5,671
Watson Pharmaceuticals, Inc. (a)	100	4,600
		45,925,033
TOTAL HEALTH CARE		520,047,326
INDUSTRIALS – 5.2%		
Aerospace & Defense – 1.2%		
Alliant Techsystems, Inc. (a)	100	5,776
Applied Signal Technology, Inc.	100	2,301
Cubic Corp.	100	2,300
DRS Technologies, Inc. (a)	204,900	5,692,122
Embraer – Empresa Brasileira de Aeronautica SA sponsored ADR	100	3,503
Engineered Support Systems, Inc.	225	12,389
General Dynamics Corp.	100	9,039
Herley Industries, Inc. (a)	100	2,070

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INDUSTRIALS – continued		
Aerospace & Defense – continued		
Invision Technologies, Inc. (a)	100	$ 3,357
KVH Industries, Inc. (a)	100	2,747
L-3 Communications Holdings, Inc. (a)	383,800	19,711,968
Rockwell Collins, Inc.	100	3,003
United Defense Industries, Inc. (a)	75,000	2,391,000
		27,841,575
Air Freight & Logistics – 0.0%		
C.H. Robinson Worldwide, Inc.	3,250	123,208
CNF, Inc.	100	3,390
Expeditors International of Washington, Inc.	4,400	165,704
FedEx Corp.	100	6,750
Forward Air Corp. (a)	100	2,750
UTI Worldwide, Inc.	100	3,793
		305,595
Airlines – 0.0%		
Southwest Airlines Co.	100	1,614
Building Products – 0.0%		
American Woodmark Corp.	100	5,505
Quixote Corp.	100	2,441
Simpson Manufacturing Co. Ltd. (a)	100	5,086
Trex Co., Inc. (a)	100	3,798
		16,830
Commercial Services & Supplies – 2.4%		
Administaff, Inc. (a)	100	1,738
Apollo Group, Inc.:		
– University of Phoenix Online (a)	100	6,893
Class A (a)	200	13,600
Avery Dennison Corp.	100	5,602
Benesse Corp.	100	2,453
Bennett Environmental, Inc. (a)	409,600	8,455,973
Bright Horizons Family Solutions, Inc. (a)(c)	685,300	28,782,600
Career Education Corp. (a)	200	8,014
ChoicePoint, Inc. (a)	206,600	7,869,394
Cintas Corp.	100	5,013
Coinstar, Inc. (a)	100	1,806
Corinthian Colleges, Inc. (a)	100	5,556
Corporate Executive Board Co. (a)	100	4,667
CoStar Group, Inc. (a)	100	4,168
Danka Business Systems PLC sponsored ADR (a)	17,000	74,800
DeVry, Inc. (a)	3,900	98,007
Education Management Corp. (a)	200	6,208
FTI Consulting, Inc. (a)	150	3,506
Fullcast Co. Ltd.	2,500	7,784,391
Gevity HR, Inc.	100	2,224
GFK AG	100	2,871
H&R Block, Inc.	100	5,537
Herman Miller, Inc.	100	2,427
HON Industries, Inc.	100	$ 4,332
Ionics, Inc. (a)	100	3,185
ITT Educational Services, Inc. (a)	100	4,697
Labor Ready, Inc. (a)	100	1,310
National Research Corp. (a)	100	1,619
On Assignment, Inc. (a)	124,300	647,603
Princeton Review, Inc. (a)	24,402	237,920
Resources Connection, Inc. (a)	100	2,731
Right Management Consultants, Inc. (a)	100	1,866
Ritchie Brothers Auctioneers, Inc.	100	5,310
Robert Half International, Inc. (a)	24,200	564,828
Stericycle, Inc. (a)	100	4,670
Strayer Education, Inc.	100	10,883
Tetra Tech, Inc. (a)	182,800	4,544,408
Trojan Technologies Corp. (a)	100	567
West Corp. (a)	100	2,323
		59,185,700
Construction & Engineering – 0.3%		
Dycom Industries, Inc. (a)	62,600	1,678,932
EMCOR Group, Inc. (a)	100	4,390
Granite Construction, Inc.	100	2,349
Jacobs Engineering Group, Inc. (a)	113,800	5,463,538
		7,149,209
Electrical Equipment – 0.3%		
AstroPower, Inc. (a)	100	65
Fujikura Ltd.	1,000	5,927
Johnson Electric Holdings Ltd.	500	638
REPower Systems AG	121,500	2,919,146
Rockwell Automation, Inc.	142,500	5,073,000
		7,998,776
Industrial Conglomerates – 0.0%		
Alleghany Corp.	100	22,250
Teleflex, Inc.	100	4,833
		27,083
Machinery – 0.9%		
AGCO Corp. (a)	100	2,014
Cascade Corp.	200	4,460
Ceradyne, Inc. (a)	100	3,406
CNH Global NV	100	1,660
CUNO, Inc. (a)	99,900	4,498,497
Dionex Corp. (a)	100	4,602
ESCO Technologies, Inc. (a)	100	4,365
Graco, Inc.	445,800	17,876,580
Husky Injection Molding Systems Ltd. (a)	100	432
Illinois Tool Works, Inc.	100	8,391
Joy Global, Inc.	100	2,615
Middleby Corp.	100	4,047
PACCAR, Inc.	100	8,512
Pentair, Inc.	100	4,570
Trinity Industries, Inc.	100	3,084

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INDUSTRIALS – continued		
Machinery – continued		
Wabash National Corp. (a)	100	$ 2,930
Zenon Environmental, Inc. (a)	100	1,446
		22,431,611
Marine – 0.1%		
Alexander & Baldwin, Inc.	48,700	1,640,703
Road & Rail – 0.0%		
Canadian National Railway Co.	100	6,321
Heartland Express, Inc.	100	2,419
Knight Transportation, Inc. (a)	100	2,565
Old Dominion Freight Lines, Inc. (a)	100	3,408
		14,713
Trading Companies & Distributors – 0.0%		
Fastenal Co.	200	9,988
Richelieu Hardware Ltd.	100	1,467
		11,455
TOTAL INDUSTRIALS		126,624,864
INFORMATION TECHNOLOGY – 8.9%		
Communications Equipment – 0.4%		
3Com Corp. (a)	100	817
Avocent Corp. (a)	100	3,652
Black Box Corp.	100	4,607
Comtech Telecommunications Corp. (a)	100	2,887
ECtel Ltd. (a)	100	496
Emulex Corp. (a)	100	2,668
Harris Corp.	100	3,795
InterDigital Communication Corp. (a)	100	2,064
Loral Space & Communications Ltd.	67,810	21,360
NETGEAR, Inc.	800	12,792
NetScreen Technologies, Inc. (a)	200	4,950
Packeteer, Inc. (a)	10	170
PC-Tel, Inc. (a)	133,300	1,414,313
Plantronics, Inc. (a)	100	3,265
Polycom, Inc. (a)	200	3,904
QLogic Corp. (a)	81	4,180
QUALCOMM, Inc.	100	5,393
Research in Motion Ltd. (a)	100	6,685
Scientific-Atlanta, Inc.	100	2,730
SeaChange International, Inc. (a)	275,400	4,241,160
SpectraLink Corp.	100	1,917
UTStarcom, Inc. (a)	80,700	2,991,549
ViaSat, Inc. (a)	100	1,914
		8,737,268
Computers & Peripherals – 0.5%		
ActivCard Corp. (a)	273,800	2,157,544
Ambit Microsystems Corp.	2,575,000	6,786,293
Applied Films Corp. (a)	100	3,302
Avid Technology, Inc. (a)	100	4,800
Compal Electronics, Inc.	1,000	1,369
Drexler Technology Corp. (a)	256,926	$ 3,512,178
EMC Corp. (a)	6,300	81,396
iCAD, Inc. (a)	100	528
Lexmark International, Inc. Class A (a)	100	7,864
M-Systems Flash Disk Pioneers Ltd. (a)	900	15,552
Moser-Baer India Ltd.	200	1,503
Network Appliance, Inc. (a)	100	2,053
Overland Storage, Inc. (a)	100	1,880
Psion PLC (a)	100	149
SanDisk Corp. (a)	100	6,114
Stratasys, Inc. (a)	150	4,089
Synaptics, Inc. (a)	100	1,498
		12,588,112
Electronic Equipment & Instruments – 5.3%		
Anritsu Corp. (a)	1,087,000	7,289,238
Brightpoint, Inc. (a)	150	2,588
CDW Corp.	71,400	4,124,064
CellStar Corp. (a)	100	1,263
Cognex Corp.	100	2,824
Excel Technology, Inc. (a)	100	3,286
Fargo Electronics, Inc. (a)	100	1,272
Flir Systems, Inc. (a)	115,745	4,224,693
Global Imaging Systems, Inc. (a)	100	3,175
Hon Hai Precision Industries Co. Ltd.	4,757,000	18,700,221
I. D. Systems Inc. (a)	100	685
Identix, Inc. (a)	100	445
INFICON Holding AG (a)	100	8,465
Itron, Inc. (a)	100	1,836
Landauer, Inc.	100	4,078
Lexar Media, Inc. (a)	100	1,743
LoJack Corp. (a)	100	806
Metrologic Instruments, Inc. (a)	200	5,400
Mettler-Toledo International, Inc. (a)	173,000	7,302,330
MOCON, Inc.	100	810
MTS Systems Corp.	100	1,923
Nam Tai Electronics, Inc.	5,630	158,090
National Instruments Corp.	100	4,547
ScanSource, Inc. (a)	100	4,562
Symbol Technologies, Inc.	3,312,400	55,946,436
Trimble Navigation Ltd. (a)	100	3,724
Universal Display Corp. (a)	100	1,367
Varian, Inc. (a)	100	4,173
Viisage Technology, Inc. (a)	100	360
Waters Corp. (a)	978,720	32,454,355
		130,258,759
Internet Software & Services – 0.1%		
Aquantive, Inc. (a)	100	1,025
Ariba, Inc. (a)	100	300
AsiaInfo Holdings, Inc. (a)	100	668
Ask Jeeves, Inc. (a)	100	1,812
Autobytel, Inc. (a)	100	908
CNET Networks, Inc. (a)	100	682
Digital Impact, Inc. (a)	100	288

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INFORMATION TECHNOLOGY – continued		
Internet Software & Services – continued		
Digital Insight Corp. (a)	10	$ 249
Digital River, Inc. (a)	100	2,210
Dwango Co. Ltd.	1	8,760
EarthLink, Inc. (a)	100	1,000
FreeMarkets, Inc. (a)	100	669
Internet Commerce Corp. Class A (a)	100	110
iPass, Inc.	100	1,603
ITXC Corp. (a)	10	43
j2 Global Communications, Inc. (a)	200	4,954
LookSmart Ltd. (a)	100	155
Netease.com, Inc. sponsored ADR (a)	100	3,690
NetRatings, Inc. (a)	10	114
NIC, Inc. (a)	10	80
PEC Solutions, Inc. (a)	100	1,695
Quovadx, Inc. (a)	10	49
Raindance Communications, Inc. (a)	10	28
Retek, Inc. (a)	100	928
Sina Corp. (a)	100	3,375
Sohu.com, Inc. (a)	39,000	1,170,390
Supportsoft, Inc. (a)	147,910	1,945,017
United Online, Inc. (a)	150	2,519
ValueClick, Inc. (a)	100	908
Websense, Inc. (a)	100	2,924
Yahoo!, Inc. (a)	100	4,517
		3,161,670
IT Services – 0.9%		
Affiliated Computer Services, Inc. Class A (a)	214,500	11,681,670
Alliance Data Systems Corp. (a)	100	2,768
Anteon International Corp. (a)	100	3,605
CACI International, Inc. Class A (a)	300	14,586
Certegy, Inc.	86,000	2,820,800
CheckFree Corp. (a)	100	2,765
Cognizant Technology Solutions Corp. Class A (a)	300	13,692
Concord EFS, Inc. (a)	100	1,484
DST Systems, Inc. (a)	85,200	3,557,952
Hewitt Associates, Inc. Class A (a)	100	2,990
iGate Corp. (a)	100	785
Infosys Technologies Ltd. sponsored ADR	100	9,570
infoUSA, Inc. (a)	100	742
InteliData Technologies Corp. (a)	100	165
Intrado, Inc. (a)	100	2,195
Mastek Ltd.	492,375	3,597,440
Maximus, Inc. (a)	100	3,913
Paychex, Inc.	100	3,720
Satyam Computer Services Ltd.	100	805
SRA International, Inc. Class A (a)	200	8,620
SunGard Data Systems, Inc. (a)	200	5,542
Syntel, Inc.	100	2,471
The BISYS Group, Inc. (a)	100	1,488
Total System Services, Inc.	100	$ 3,113
Tyler Technologies, Inc. (a)	100	963
		21,743,844
Office Electronics – 0.6%		
Zebra Technologies Corp. Class A (a)	230,850	15,321,515
Semiconductors & Semiconductor Equipment – 0.2%		
Agere Systems, Inc. Class A (a)	100	305
Analog Devices, Inc.	100	4,565
ARM Holdings PLC sponsored ADR (a)	100	690
ASM Pacific Technology Ltd.	500	2,190
ATI Technologies, Inc. (a)	100	1,502
Broadcom Corp. Class A (a)	100	3,409
Cabot Microelectronics Corp. (a)	60,100	2,944,900
Hi/fn, Inc. (a)	8	95
International Rectifier Corp. (a)	100	4,941
Intersil Corp. Class A	57,000	1,416,450
KLA-Tencor Corp. (a)	100	5,867
Lam Research Corp. (a)	100	3,230
Linear Technology Corp.	100	4,207
Marvell Technology Group Ltd. (a)	200	7,586
Micrel, Inc. (a)	100	1,558
Microchip Technology, Inc.	100	3,336
Novellus Systems, Inc. (a)	100	4,205
NVIDIA Corp. (a)	5,000	116,250
Omnivision Technologies, Inc. (a)	200	11,050
PLX Technology, Inc. (a)	100	885
RF Micro Devices, Inc. (a)	100	1,005
Silicon Image, Inc. (a)	100	723
Standard Microsystems Corp. (a)	100	2,530
Tundra Semiconductor Corp. Ltd. (a)	100	2,078
Zoran Corp. (a)	100	1,739
		4,545,296
Software – 0.9%		
Activision, Inc. (a)	150	2,730
Adobe Systems, Inc.	100	3,930
Ansys, Inc. (a)	100	3,970
Barra, Inc.	100	3,549
BEA Systems, Inc. (a)	100	1,230
Borland Software Corp. (a)	100	973
Business Objects SA sponsored ADR (a)	100	3,467
Cadence Design Systems, Inc. (a)	100	1,798
Check Point Software Technologies Ltd. (a)	100	1,682
Citrix Systems, Inc. (a)	100	2,121
Cognos, Inc. (a)	100	3,054
Concur Technologies, Inc. (a)	113,000	1,093,840
Dassault Systemes SA sponsored ADR	100	4,590
Digimarc Corp. (a)	100	1,330
Electronic Arts, Inc. (a)	153,200	7,319,896
EPIQ Systems, Inc. (a)	100	1,713
Evolving Systems, Inc. (a)	100	1,330
FactSet Research Systems, Inc.	100	3,821
Hudson Soft Co. Ltd.	100	1,092

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INFORMATION TECHNOLOGY – continued		
Software – continued		
Insignia Systems, Inc. (a)	100	$ 262
Intuit, Inc. (a)	100	5,291
KFX, Inc. (a)	65,600	495,280
Kronos, Inc. (a)	150	5,942
Macrovision Corp. (a)	66,400	1,499,976
Magma Design Automation, Inc. (a)	100	2,334
Manhattan Associates, Inc. (a)	100	2,764
Mercury Interactive Corp. (a)	100	4,864
Merge Technologies, Inc. (a)	100	1,764
Network Associates, Inc. (a)	100	1,504
PeopleSoft, Inc. (a)	100	2,280
Plato Learning, Inc. (a)	77,400	816,570
Quality Systems, Inc. (a)	100	4,459
Quest Software, Inc. (a)	100	1,420
Red Hat, Inc. (a)	100	1,877
Renaissance Learning, Inc. (a)	203,870	4,909,190
Roxio, Inc. (a)	100	479
RSA Security, Inc. (a)	100	1,420
ScanSoft, Inc. (a)	100	532
Secure Computing Corp. (a)	125,700	2,251,287
Symantec Corp. (a)	200	6,930
Synopsys, Inc. (a)	100	3,376
TALX Corp.	100	2,303
Trend Micro, Inc. sponsored ADR (a)	100	2,630
Vastera, Inc. (a)	776,799	3,107,196
WatchGuard Technologies, Inc. (a)	10	58
Wind River Systems, Inc. (a)	100	876
		21,588,980
TOTAL INFORMATION TECHNOLOGY		217,945,444
MATERIALS – 22.7%		
Chemicals – 0.8%		
American Vanguard Corp.	100	3,727
Balchem Corp.	100	2,280
BOC Group PLC	100	1,524
Ecolab, Inc.	383,600	10,499,132
Headwaters, Inc. (a)	100	1,962
International Flavors & Fragrances, Inc.	100	3,492
Minerals Technologies, Inc.	41,800	2,476,650
Novozymes AS Series B	18,800	684,769
Potash Corp. of Saskatchewan	100	8,652
Praxair, Inc.	200	7,640
Quaker Chemical Corp.	100	3,075
Sigma Aldrich Corp.	100	5,718
Sinopec Shanghai Petrochemical Co. Ltd.:		
(H Shares)	2,000	889
sponsored ADR	110,100	5,093,226
Spartech Corp.	100	2,464
Terra Nitrogen Co. LP	100	$ 496
Valspar Corp.	100	4,942
		18,800,638
Construction Materials – 0.0%		
Anhui Conch Cement Co. Ltd. Class H	1,000,000	1,288,062
Cemex SA de CV sponsored ADR	100	2,620
Cheung Kong Infrastructure Holdings Ltd.	1,000	2,241
Florida Rock Industries, Inc.	100	5,485
James Hardie Industries NV	100	517
Vulcan Materials Co.	100	4,757
		1,303,682
Containers & Packaging – 0.0%		
Aptargroup, Inc.	100	3,900
IPL, Inc. Class A	100	713
		4,613
Metals & Mining – 21.4%		
Agnico-Eagle Mines Ltd.	1,180,230	14,220,625
Agnico-Eagle Mines Ltd. warrants 11/14/07 (a)	23,350	61,878
Alumina Ltd.	1,236,600	6,109,189
Apex Silver Mines Ltd. (a)	100	2,090
Arch Coal, Inc.	51,200	1,595,904
AUR Resources, Inc. (a)	3,187,800	16,587,766
Barrick Gold Corp.	100	2,259
BHP Steel Ltd.	1,037,200	4,367,566
China Steel Corp.	3,698,000	3,070,777
Commercial Metals Co.	100	3,040
Compania de Minas Buenaventura SA sponsored ADR	1,405,000	39,733,400
CONSOL Energy, Inc.	292,800	7,583,520
Freeport-McMoRan Copper & Gold, Inc. Class B	1,194,200	50,311,646
Glamis Gold Ltd. (a)	94,100	1,616,210
Goldcorp, Inc.	50,000	794,789
Golden Star Resources Ltd. (a)	250,000	1,746,068
Harmony Gold Mining Co. Ltd.	1,049,100	17,012,009
High River Gold Mines Ltd. (a)	1,989,600	2,990,842
Inmet Mining Corp. (a)	658,400	8,856,830
International Steel Group, Inc. (a)	2,500	97,375
IPSCO, Inc.	1,165,900	21,615,707
JFE Holdings, Inc.	162,900	4,468,827
Kinross Gold Corp. (a)	3,698,666	29,425,095
Meridian Gold, Inc. (a)	3,540,900	51,672,246
Newmont Mining Corp.	2,814,180	136,797,283
Nippon Steel Corp.	2,951,000	6,365,662
Nucor Corp.	333,700	18,687,200
Peabody Energy Corp.	39,600	1,651,716
Placer Dome, Inc.	100	1,786
POSCO sponsored ADR	16,500	560,505
Quanex Corp.	100	4,610
Schnitzer Steel Industries, Inc. Class A	100	6,050
Sons of Gwalia Ltd. ADR (a)	100	1,335

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
MATERIALS – continued		
Metals & Mining – continued		
Steel Dynamics, Inc. (a)	577,800	$ 13,572,522
Steel Technologies, Inc.	100	1,769
Stillwater Mining Co. (a)	700,300	6,701,871
Teck Cominco Ltd. Class B (sub. vtg.)	1,550,900	26,218,962
United States Steel Corp.	452,000	15,829,040
Usinas Siderurgicas de Minas Gerais SA (Usiminas) (PN-A)	351,000	4,121,200
WMC Resources Ltd. (a)	1,074,100	4,547,179
Xstrata PLC	155,900	1,753,763
		520,768,111
Paper & Forest Products – 0.5%		
Aracruz Celulose SA sponsored ADR	100	3,504
Lee & Man Paper Manufacturing Ltd.	4,500,000	3,564,712
Sino-Forest Corp. Class A (sub. vtg.) (a)	2,043,700	8,129,426
		11,697,642
TOTAL MATERIALS		552,574,686
TELECOMMUNICATION SERVICES – 2.1%		
Diversified Telecommunication Services – 0.8%		
BCE, Inc.	100	2,228
Covad Communications Group, Inc. (a)	1,615,200	5,814,720
General Communications, Inc. Class A (a)	100	870
Golden Telecom, Inc. (a)	114,800	3,185,700
Hungarian Telephone & Cable Corp. (a)	100	986
Matav Rt. sponsored ADR	100	1,871
Philippine Long Distance Telephone Co. (a)	100	1,746
Philippine Long Distance Telephone Co. sponsored ADR (a)	23,000	400,660
PT Telkomunikasi Indonesia Tbk sponsored ADR	565,900	9,292,078
Rostelecom sponsored ADR	100	1,252
Telefonica del Peru SA sponsored ADR	100	393
Warwick Valley Telephone Co.	300	8,877
		18,711,381
Wireless Telecommunication Services – 1.3%		
Advanced Info Service PCL (For. Reg.)	100	215
America Movil SA de CV sponsored ADR	187,200	5,118,048
At Road, Inc. (a)	524,827	6,980,199
Boston Communications Group, Inc. (a)	100	929
Mobile TeleSystems OJSC sponsored ADR	51,800	4,289,040
MTN Group Ltd. (a)	1,625,000	6,909,468
Nextel Communications, Inc. Class A (a)	100	2,806
Nextel Partners, Inc. Class A (a)	100	1,345
NII Holdings, Inc. Class B (a)	118,900	8,873,507
Telephone & Data Systems, Inc.	100	$ 6,255
Vimpel Communications sponsored ADR (a)	100	7,350
		32,189,162
TOTAL TELECOMMUNICATION SERVICES		50,900,543
UTILITIES – 2.2%		
Electric Utilities – 0.2%		
Ameren Corp.	100	4,600
Black Hills Corp.	100	2,983
Cinergy Corp.	100	3,881
Empire District Electric Co.	100	2,193
FPL Group, Inc.	100	6,542
Otter Tail Corp.	100	2,673
PPL Corp.	100	4,375
Wisconsin Energy Corp.	109,500	3,662,775
		3,690,022
Gas Utilities – 1.3%		
KeySpan Corp.	498,700	18,352,160
Southwestern Energy Co. (a)	567,200	13,556,080
		31,908,240
Multi-Utilities & Unregulated Power – 0.7%		
Energy East Corp.	100	2,240
Equitable Resources, Inc.	137,600	5,905,792
Public Service Enterprise Group, Inc.	100	4,380
Questar Corp.	5,600	196,840
Sierra Pacific Resources (a)	1,574,202	11,554,643
		17,663,895
TOTAL UTILITIES		53,262,157
TOTAL COMMON STOCKS (Cost $1,746,053,597)		**2,359,227,440**

Money Market Funds – 8.0%

	Shares	Value (Note 1)
Fidelity Cash Central Fund, 1.07% (b)	120,496,229	$120,496,229
Fidelity Securities Lending Cash Central Fund, 1.09% (b)	74,639,803	74,639,803
TOTAL MONEY MARKET FUNDS (Cost $195,136,032)		**195,136,032**

TOTAL INVESTMENT PORTFOLIO – 104.8% (Cost $1,941,189,629)	**2,554,363,472**
NET OTHER ASSETS – (4.8)%	**(118,130,570)**
NET ASSETS – 100%	**$ 2,436,232,902**

See accompanying notes which are an integral part of the financial statements.

Legend

(a) Non-income producing

(b) The rate quoted is the annualized seven-day yield of the fund at period end. A complete listing of the fund's holdings as of its most recent fiscal year end is available upon request.

(c) Affiliated company

Other Information

Purchases and sales of securities, other than short-term securities, aggregated $1,346,102,981 and $812,756,440, respectively.

The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms were $98,948 for the period.

Distribution of investments by country of issue, as a percentage of total net assets, is as follows:

United States of America	74.0%
Canada	10.5%
Japan	2.9%
Cayman Islands	2.3%
Netherlands	1.8%
Peru	1.6%
Taiwan	1.1%
South Africa	1.0%
Others (individually less than 1%)	4.8%
	100.0%

Transactions during the period with companies which are or were affiliates are as follows:

Affiliate	Purchase Cost	Sales Cost	Dividend Income	Value
Bright Horizons Family Solutions, Inc.	$ 948,299	$ —	$ —	$28,782,600
Drexler Technology Corp.	4,314,828	7,087,239	—	—
Harvard Bioscience, Inc.	3,124,014	—	—	24,939,580
TOTALS	$ 8,387,141	$ 7,087,239	$ —	$53,722,180

Income Tax Information

At December 31, 2003, the fund had a capital loss carryforward of approximately $127,019,000 of which $26,601,000 and $100,418,000 will expire on December 31, 2009 and 2010, respectively.

See accompanying notes which are an integral part of the financial statements.

Financial Statements

Statement of Assets and Liabilities

		December 31, 2003
Assets		
Investment in securities, at value (including securities loaned of $71,513,615) (cost $1,941,189,629) — See accompanying schedule		$2,554,363,472
Foreign currency held at value (cost $221,076)		221,562
Receivable for investments sold		253,008
Receivable for fund shares sold		4,211,212
Dividends receivable		929,002
Interest receivable		96,529
Prepaid expenses		10,632
Other receivables		223,302
Total assets		2,560,308,719
Liabilities		
Payable to custodian bank	$ 90,935	
Payable for investments purchased	42,834,335	
Payable for fund shares redeemed	4,497,598	
Accrued management fee	1,119,712	
Distribution fees payable	281,147	
Other affiliated payables	175,463	
Other payables and accrued expenses	436,824	
Collateral on securities loaned, at value	74,639,803	
Total liabilities		124,075,817
Net Assets		$2,436,232,902
Net Assets consist of:		
Paid in capital		$1,954,001,002
Undistributed net investment income		76,412
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		(130,685,298)
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		612,840,786
Net Assets		$2,436,232,902
Initial Class:		
Net Asset Value, offering price and redemption price per share ($678,479,712 ÷ 28,085,774 shares)		$ 24.16
Service Class:		
Net Asset Value, offering price and redemption price per share ($580,179,200 ÷ 24,077,057 shares)		$ 24.10
Service Class 2:		
Net Asset Value, offering price and redemption price per share ($1,177,573,990 ÷ 49,114,767 shares)		$ 23.98

Statement of Operations

		Year ended December 31, 2003
Investment Income		
Dividends		$ 8,156,287
Interest		1,682,720
Security lending		1,107,677
Total income		10,946,684
Expenses		
Management fee	$ 9,876,195	
Transfer agent fees	1,193,037	
Distribution fees	2,322,333	
Accounting and security lending fees	387,360	
Non-interested trustees' compensation	6,625	
Custodian fees and expenses	148,211	
Audit	34,735	
Legal	7,989	
Miscellaneous	356,244	
Total expenses before reductions	14,332,729	
Expense reductions	(422,778)	13,909,951
Net investment income (loss)		(2,963,267)
Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investment securities (Net of foreign taxes of $23,455, including realized gain (loss) of ($1,657,190) on sales of affiliated issuers)	30,189,715	
Foreign currency transactions	(39,777)	
Futures contracts	61,870	
Total net realized gain (loss)		30,211,808
Change in net unrealized appreciation (depreciation) on:		
Investment securities (Net of deferred foreign taxes of $336,495)	575,217,151	
Assets and liabilities in foreign currencies	2,087	
Futures contracts	4,181	
Total change in net unrealized appreciation (depreciation)		575,223,419
Net gain (loss)		605,435,227
Net increase (decrease) in net assets resulting from operations		$ 602,471,960

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets

	Year ended December 31, 2003	Year ended December 31, 2002
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ (2,963,267)	$ 5,367,275
Net realized gain (loss)	30,211,808	(100,092,133)
Change in net unrealized appreciation (depreciation)	575,223,419	(54,350,719)
Net increase (decrease) in net assets resulting from operations	602,471,960	(149,075,577)
Distributions to shareholders from net investment income	(5,082,393)	(10,315,464)
Share transactions – net increase (decrease)	440,089,337	406,189,773
Total increase (decrease) in net assets	1,037,478,904	246,798,732
Net Assets		
Beginning of period	1,398,753,998	1,151,955,266
End of period (including undistributed net investment income of $76,412 and undistributed net investment income of $4,928,520, respectively)	$2,436,232,902	$1,398,753,998

Other Information

Share Transactions	Year ended December 31, 2003		
	Initial Class	Service Class	Service Class 2
Shares			
Sold	4,434,612	4,691,539	24,537,608
Reinvested	131,528	76,717	95,288
Redeemed	(5,011,471)	(2,353,097)	(5,472,778)
Net increase (decrease)	(445,331)	2,415,159	19,160,118
Dollars			
Sold	$ 95,795,053	$ 94,175,028	$ 482,784,357
Reinvested	2,207,036	1,285,007	1,590,350
Redeemed	(89,867,137)	(43,168,976)	(104,711,381)
Net increase (decrease)	$ 8,134,952	$ 52,291,059	$ 379,663,326

Share Transactions	Year ended December 31, 2002		
	Initial Class	Service Class	Service Class 2
Shares			
Sold	7,049,981	6,655,084	22,666,360
Reinvested	277,413	161,340	101,720
Redeemed	(8,136,461)	(3,917,197)	(3,604,685)
Net increase (decrease)	(809,067)	2,899,227	19,163,395
Dollars			
Sold	$ 134,875,925	$ 125,174,947	$ 416,253,061
Reinvested	5,301,369	3,078,362	1,935,732
Redeemed	(145,105,795)	(70,148,866)	(65,174,962)
Net increase (decrease)	$ (4,928,501)	$ 58,104,443	$ 353,013,831

Distributions	Year ended December 31, 2003		
	Initial Class	Service Class	Service Class 2
From net investment income	$ 2,207,036	$ 1,285,007	$ 1,590,350
From net realized gain	—	—	—
Total	$ 2,207,036	$ 1,285,007	$ 1,590,350

	Year ended December 31, 2002		
	Initial Class	Service Class	Service Class 2
From net investment income	$ 5,301,369	$ 3,078,362	$ 1,935,733
From net realized gain	—	—	—
Total	$ 5,301,369	$ 3,078,362	$ 1,935,733

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Initial Class

Years ended December 31,	2003	2002	2001	2000	1999
Selected Per-Share Data					
Net asset value, beginning of period	$ 17.51	$ 19.60	$ 20.26	$ 15.25	$ 10.31
Income from Investment Operations					
Net investment income (loss)[C]	(.01)	.09	.20	.19	—[E]
Net realized and unrealized gain (loss)	6.74	(2.00)	(.86)	4.95	5.05
Total from investment operations	6.73	(1.91)	(.66)	5.14	5.05
Distributions from net investment income	(.08)	(.18)	—	(.08)	—
Distributions from net realized gain	—	—	—	—	(.09)
Distributions in excess of net realized gain	—	—	—	(.05)	(.02)
Total distributions	(.08)	(.18)	—	(.13)	(.11)
Net asset value, end of period	$ 24.16	$ 17.51	$ 19.60	$ 20.26	$ 15.25
Total Return[A,B]	38.64%	(9.82)%	(3.26)%	33.78%	49.04%
Ratios to Average Net Assets[D]					
Expenses before expense reductions	.70%	.70%	.69%	.74%	3.34%
Expenses net of voluntary waivers, if any	.70%	.70%	.69%	.74%	1.00%
Expenses net of all reductions	.68%	.63%	.62%	.69%	.97%
Net investment income (loss)	(.04)%	.51%	1.06%	1.01%	.01%
Supplemental Data					
Net assets, end of period (000 omitted)	$678,480	$499,557	$574,934	$589,026	$ 1,744
Portfolio turnover rate	51%	135%	144%	245%	163%

A *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
B *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
C *Calculated based on average shares outstanding during the period.*
D *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*
E *Amount represents less than $.01 per share.*

Financial Highlights — Service Class

Years ended December 31,	2003	2002	2001	2000	1999
Selected Per-Share Data					
Net asset value, beginning of period	$ 17.46	$ 19.54	$ 20.22	$ 15.24	$ 10.31
Income from Investment Operations					
Net investment income (loss)[C]	(.03)	.08	.18	.17	(.01)
Net realized and unrealized gain (loss)	6.73	(2.00)	(.86)	4.93	5.05
Total from investment operations	6.70	(1.92)	(.68)	5.10	5.04
Distributions from net investment income	(.06)	(.16)	—	(.07)	—
Distributions from net realized gain	—	—	—	—	(.09)
Distributions in excess of net realized gain	—	—	—	(.05)	(.02)
Total distributions	(.06)	(.16)	—	(.12)	(.11)
Net asset value, end of period	$ 24.10	$ 17.46	$ 19.54	$ 20.22	$ 15.24
Total Return[A,B]	38.52%	(9.90)%	(3.36) %	33.54%	48.94%
Ratios to Average Net Assets[D]					
Expenses before expense reductions	.80%	.80%	.79%	.84%	3.41%
Expenses net of voluntary waivers, if any	.80%	.80%	.79%	.84%	1.10%
Expenses net of all reductions	.78%	.73%	.72%	.79%	1.07%
Net investment income (loss)	(.14)%	.41%	.96%	.92%	(.09)%
Supplemental Data					
Net assets, end of period (000 omitted)	$580,179	$378,264	$366,665	$282,941	$ 25,908
Portfolio turnover rate	51%	135%	144%	245%	163%

A *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
B *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
C *Calculated based on average shares outstanding during the period.*
D *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Service Class 2

Years ended December 31,	2003	2002	2001	2000[F]
Selected Per-Share Data				
Net asset value, beginning of period	$ 17.39	$ 19.49	$ 20.20	$ 14.82
Income from Investment Operations				
Net investment income (loss)[E]	(.06)	.05	.15	.14
Net realized and unrealized gain (loss)	6.70	(1.99)	(.86)	5.35
Total from investment operations	6.64	(1.94)	(.71)	5.49
Distributions from net investment income	(.05)	(.16)	—	(.06)
Distributions in excess of net realized gain	—	—	—	(.05)
Total distributions	(.05)	(.16)	—	(.11)
Net asset value, end of period	$ 23.98	$ 17.39	$ 19.49	$ 20.20
Total Return[B,C,D]	38.31%	(10.02)%	(3.51)%	37.12%
Ratios to Average Net Assets[G]				
Expenses before expense reductions	.95%	.95%	.94%	.99%[A]
Expenses net of voluntary waivers, if any	.95%	.95%	.94%	.99%[A]
Expenses net of all reductions	.93%	.88%	.88%	.94%[A]
Net investment income (loss)	(.29)%	.25%	.81%	.76%[A]
Supplemental Data				
Net assets, end of period (000 omitted)	$1,177,574	$520,933	$210,356	$ 73,039
Portfolio turnover rate	51%	135%	144%	245%

A Annualized
B Total returns for periods of less than one year are not annualized.
C Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.
D Total returns would have been lower had certain expenses not been reduced during the periods shown.
E Calculated based on average shares outstanding during the period.
F For the period January 12, 2000 (commencement of operations) to December 31, 2000.
G Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Statements

For the period ended December 31, 2003

1. Significant Accounting Policies.

Mid Cap Portfolio (the fund) is a fund of Variable Insurance Products Fund III (the trust) (referred to in this report as Fidelity Variable Insurance Products: Mid Cap Portfolio) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Shares of the fund may only be purchased by insurance companies for the purpose of funding variable annuity or variable life insurance contracts. The fund offers the following classes of shares: Initial Class shares, Service Class shares and Service Class 2 shares. All classes have equal rights and voting privileges, except for matters affecting a single class. Investment income, realized and unrealized capital gains and losses, the common expenses of the fund, and certain fund-level expense reductions, if any, are allocated on a pro rata basis to each class based on the relative net assets of each class to the total net assets of the fund. Each class differs with respect to distribution and service plan fees incurred. Certain expense reductions also differ by class.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:

Security Valuation. Net asset value per share (NAV calculation) is calculated as of the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time. Equity securities for which market quotations are available are valued at the last sale price or official closing price (closing bid price or last evaluated quote if no sale has occurred) on the primary market or exchange on which they trade. If an event that is expected to materially affect the value of a security occurs after the close of an exchange or market on which that security trades, but prior to the NAV calculation, then that security will be fair valued taking the event into account. Securities (including restricted securities) for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off-exchange institutional trading may be reviewed in the course of making a good faith determination of a security's fair value. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued on the basis of amortized cost. Investments in open-end investment companies are valued at their net asset value each business day.

Foreign Currency. The fund uses foreign currency contracts to facilitate transactions in foreign-denominated securities. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.

Foreign denominated assets, including investment securities, and liabilities are translated into U.S. dollars at the exchange rate at period end. Purchases and sales of investment securities, income and dividends received and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

The effects of exchange rate fluctuations on investments are included with the net realized and unrealized gain (loss) on investment securities. Other foreign currency transactions resulting in realized and unrealized gain (loss) are disclosed separately.

Investment Transactions and Income. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. The fund estimates the components of distributions received from Real Estate Investment Trusts (REITs). Distributions received in excess of income are recorded as a reduction of cost of investments and/or as a realized gain. Interest income is accrued as earned. Interest income includes coupon interest and amortization of premium and accretion of discount on debt securities, which is accrued using the interest method. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

Expenses. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned among the funds in the trust.

Income Tax Information and Distributions to Shareholders. Each year, the fund intends to qualify as a regulated investment company by distributing all of its taxable income and realized gains under Subchapter M of the Internal Revenue Code. As a result, no provision for income taxes is required in the accompanying financial statements. Foreign taxes are provided for based on each fund's understanding of the tax rules and rates that exist in the foreign markets in which it invests. Income dividends and capital gain distributions are declared separately for each class. Distributions are recorded on the ex-dividend date.

Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Capital accounts within the financial statements are adjusted for permanent and temporary book and tax differences. These adjustments have no impact on net assets or the results of operations. Temporary differences will reverse in a subsequent period. These differences are primarily due to futures transactions, foreign currency transactions, passive foreign investment companies (PFIC), net operating losses, capital loss carryforwards and losses deferred due to wash sales.

1. Significant Accounting Policies – continued

The tax-basis components of distributable earnings and the federal tax cost as of period end were as follows:

Unrealized appreciation	$	636,837,158
Unrealized depreciation		(27,585,955)
Net unrealized appreciation (depreciation)		609,251,203
Capital loss carryforward		(127,019,315)
Cost for federal income tax purposes	$	1,945,112,269

The tax character of distributions paid was as follows:

	December 31, 2003	December 31, 2002
Ordinary Income	$ 5,082,393	$ 10,315,464

2. Operating Policies.

Repurchase Agreements. Fidelity Management & Research Company (FMR) has received an Exemptive Order from the Securities and Exchange Commission (the SEC) which permits the fund and other affiliated entities of FMR to transfer uninvested cash balances into joint trading accounts. These accounts are then invested in repurchase agreements that are collateralized by U.S. Treasury or Government obligations. The fund may also invest directly with institutions, in repurchase agreements that are collateralized by commercial paper obligations and corporate obligations. Collateral is held in segregated accounts with custodian banks and may be obtained in the event of a default of the counterparty. Collateral is marked-to-market daily and maintained at a value at least equal to the principal amount of the repurchase agreement (including accrued interest).

Futures Contracts. The fund may use futures contracts to manage its exposure to the stock market. Buying futures tends to increase the fund's exposure to the underlying instrument, while selling futures tends to decrease the fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments or if the counter-parties do not perform under the contracts' terms. Gains (losses) are realized upon the expiration or closing of the futures contracts. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.

3. Purchases and Sales of Investments.

Information regarding purchases and sales of securities is included under the caption "Other Information" at the end of the fund's Schedule of Investments.

4. Fees and Other Transactions with Affiliates.

Management Fee. FMR and its affiliates provide the fund with investment management related services for which the fund pays a monthly management fee. The management fee is the sum of an individual fund fee rate that is based on an annual rate of .30% of the fund's average net assets and a group fee rate that averaged .28% during the period. The group fee rate is based upon the average net assets of all the mutual funds advised by FMR. The group fee rate decreases as assets under management increase and increases as assets under management decrease. For the period, the total annual management fee rate was .58% of the fund's average net assets.

Distribution and Service Plan. In accordance with Rule 12b-1 of the 1940 Act, the Fund has adopted separate 12b-1 Plans for each Service Class of shares. Each Service Class pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a service fee. For the period, the service fee is based on an annual rate of .10% of Service Class' average net assets and .25% of Service Class 2's average net assets.

For the period, each class paid FDC the following amounts, all of which were re-allowed to insurance companies, for the distribution of shares and providing shareholder support services:

Service Class	$	432,418
Service Class 2		1,889,915
	$	2,322,333

Transfer Agent Fees. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of FMR, is the fund's transfer, dividend disbursing, and shareholder servicing agent. FIIOC receives an asset-based fee with respect to each account. FIIOC pays a portion of the expenses related to the typesetting, printing and mailing of all shareholder reports, except proxy statements. Each class pays a transfer agent fee excluding out of pocket expenses, equal to an annual rate of .07% of their month end net assets.

4. Fees and Other Transactions with Affiliates - continued

For the period, the total transfer agent fees paid by each class to FIIOC, including out of pocket expenses, were as follows:

Initial Class	$	354,798
Service Class		302,125
Service Class 2		536,114
	$	1,193,037

Accounting and Security Lending Fees. Fidelity Service Company, Inc. (FSC), an affiliate of FMR, maintains the fund's accounting records and administers the security lending program. The security lending fee is based on the number and duration of lending transactions. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses.

Central Funds. The fund may invest in affiliated Central Funds managed by Fidelity Investments Money Management, Inc. (FIMM), an affiliate of FMR. The Central Funds are open-end investment companies available only to investment companies and other accounts managed by FMR and its affiliates. The Central Funds seek preservation of capital and current income and do not pay a management fee. Income distributions earned by the fund are recorded as income in the accompanying financial statements and totaled $1,668,961 for the period.

Brokerage Commissions. The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms are shown under the caption "Other Information" at the end of the fund's Schedule of Investments.

5. Committed Line of Credit.

The fund participates with other funds managed by FMR in a $3.5 billion credit facility (the "line of credit") to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. The fund has agreed to pay commitment fees on its pro rata portion of the line of credit. During the period, there were no borrowings on this line of credit.

6. Security Lending.

The fund lends portfolio securities from time to time in order to earn additional income. The fund receives collateral (in the form of U.S. Treasury obligations, letters of credit and/or cash) against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of the loaned securities is determined at the close of business of the fund and any additional required collateral is delivered to the fund on the next business day. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. Cash collateral is invested in cash equivalents. The value of loaned securities and cash collateral at period end are disclosed on the fund's Statement of Assets and Liabilities.

7. Expense Reductions.

Many of the brokers with whom FMR places trades on behalf of the fund provided services to the fund in addition to trade execution. These services included payments of certain expenses on behalf of the fund totaling $418,696 for the period. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce the fund's expenses. During the period, these credits reduced the fund's custody expenses by $4,082.

8. Other Information.

At the end of the period, FMR or its affiliates were the owners of record of 23% of the total outstanding shares of the fund and two unaffiliated shareholders were the owners of record of 45% of the total outstanding shares of the fund.

9. Transactions with Affiliated Companies.

An affiliated company is a company which the fund has ownership of at least 5% of the voting securities. Information regarding transactions with affiliated companies is included in "Other Information" at the end of the fund's Schedule of Investments.

Report of Independent Auditors

To the Trustees of Variable Insurance Products Fund III and the Shareholders of Mid Cap Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Mid Cap Portfolio (a fund of Variable Insurance Products Fund III) at December 31, 2003 and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Mid Cap Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 13, 2004

Trustees and Officers

The Trustees, Members of the Advisory Board, and executive officers of the trust and fund, as applicable, are listed below. The Board of Trustees governs the fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. Except for William O. McCoy, each of the Trustees oversees 292 funds advised by FMR or an affiliate. Mr. McCoy oversees 294 funds advised by FMR or an affiliate.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any special meeting of shareholders by a two-thirds vote of the outstanding voting securities of the trust. In any event, each non-interested Trustee shall retire not later than the last day of the calendar year in which his or her 72nd birthday occurs. The executive officers and Advisory Board Members hold office without limit in time, except that any officer and Advisory Board Member may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

The fund's Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call Fidelity at 1-800-221-5207.

Interested Trustees*:

Correspondence intended for each Trustee who is an "interested person" (as defined in the 1940 Act) may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Edward C. Johnson 3d (73)**

Year of Election or Appointment: 1994
Mr. Johnson is Chairman of the Board of Trustees. Mr. Johnson serves as Chief Executive Officer, Chairman, and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of Fidelity Management & Research (Far East) Inc.; Chairman (1998) and a Director of Fidelity Investments Money Management, Inc.; and Chairman (2001) and a Director (2000) of FMR Co., Inc.

Abigail P. Johnson (42)**

Year of Election or Appointment: 2001
Senior Vice President of VIP Mid Cap (2001). Ms. Johnson also serves as Senior Vice President of other Fidelity funds (2001). She is President and a Director of FMR (2001), Fidelity Investments Money Management, Inc. (2001), FMR Co., Inc. (2001), and a Director of FMR Corp. Previously, Ms. Johnson managed a number of Fidelity funds.

Laura B. Cronin (49)

Year of Election or Appointment: 2003
Ms. Cronin is an Executive Vice President (2002) and Chief Financial Officer (2002) of FMR Corp. and is a member of the Fidelity Management Committee (2003). Previously, Ms. Cronin served as Vice President of Finance of FMR (1997-1999), and Chief Financial Officer of FMR (1999-2001), Fidelity Personal Investments (2001), and Fidelity Brokerage Company (2001-2002).

Robert L. Reynolds (51)

Year of Election or Appointment: 2003
Mr. Reynolds is a Director (2003) and Chief Operating Officer (2002) of FMR Corp. and is the head of the Fidelity Management Committee (2003). He also serves on the Board at Fidelity Investments Canada, Ltd. (2000). Previously, Mr. Reynolds served as President of Fidelity Investments Institutional Retirement Group (1996-2000).

* Trustees have been determined to be "Interested Trustees" by virtue of, among other things, their affiliation with the trusts or various entities under common control with FMR.

** Edward C. Johnson 3d, Trustee, is Abigail P. Johnson's father.

Non-Interested Trustees

Correspondence intended for each non-interested Trustee (that is, the Trustees other than the Interested Trustees) may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235.

Name, Age; Principal Occupation

J. Michael Cook (61)

Year of Election or Appointment: 2001
Prior to Mr. Cook's retirement in May 1999, he served as Chairman and Chief Executive Officer of Deloitte & Touche LLP (accounting/consulting), Chairman of the Deloitte & Touche Foundation, and a member of the Board of Deloitte Touche Tohmatsu. He currently serves as a Director of Comcast (telecommunications, 2002), International Flavors & Fragrances, Inc. (2000), Rockwell Automation (2000), and The Dow Chemical Company (2000). He is a Member of the Diversity Advisory Council of Marakon (2003) and the Advisory Board of the Directorship Search Group, Chairman Emeritus of the Board of Catalyst (a leading organization for the advancement of women in business), and is Chairman of the Accountability Advisory Council to the Comptroller General of the United States. He also serves as a Member of the Advisory Board of the Graduate School of Business of the University of Florida, his alma mater.

Ralph F. Cox (71)

Year of Election or Appointment: 1994
Mr. Cox is President of RABAR Enterprises (management consulting for the petroleum industry). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of CH2M Hill Companies (engineering), and Abraxas Petroleum (petroleum exploration and production, 1999). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.

Robert M. Gates (60)

Year of Election or Appointment: 1997
Dr. Gates is President of Texas A&M University (2002). He was Director of the Central Intelligence Agency (CIA) from 1991 to 1993. From 1989 to 1991, Dr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Dr. Gates is a Director of NACCO Industries, Inc. (mining and manufacturing), and Parker Drilling Co., Inc. (drilling and rental tools for the energy industry, 2001). He also serves as a member of the Advisory Board of VoteHere.net (secure internet voting, 2001). Previously, Dr. Gates served as a Director of LucasVarity PLC (automotive components and diesel engines), a Director of TRW Inc. (automotive, space, defense, and information technology), and Dean of the George Bush School of Government and Public Service at Texas A&M University (1999-2001). Dr. Gates also is a Trustee of the Forum for International Policy.

George H. Heilmeier (67)

Year of Election or Appointment: 2004
Dr. Heilmeier is Chairman Emeritus of Telcordia Technologies (communication software and systems), where prior to his retirement, he served as company Chairman and Chief Executive Officer. He currently serves on the Boards of Directors of The Mitre Corporation (systems engineering and information technology support for the government), INET Technologies Inc. (telecommunications network surveillance, 2001) and Teletech Holdings (customer management services, 1998). He is Chairman of the General Motors Technology Advisory Committee and a Life Fellow of the IEEE (2000). Dr. Heilmeier is a member of the Defense Science Board and the National Security Agency Advisory Board. He is also a member of the National Academy of Engineering, the American Academy of Arts and Sciences and The Board of Overseers of the School of Engineering and Applied Science of the University of Pennsylvania. Previously, Dr. Heilmeier served as a Director of TRW Inc. (automotive, space, defense, and information technology, 1992-2002) and Compaq (1994-2002).

Donald J. Kirk (71)

Year of Election or Appointment: 1994
Mr. Kirk is a Governor of the American Stock Exchange (2001), a Trustee and former Chairman of the Board of Trustees of the Greenwich Hospital Association, a Director of the Yale-New Haven Health Services Corp. (1998), and a Director Emeritus and former Chairman of the Board of Directors of National Arts Strategies Inc. Mr. Kirk was an Executive-in-Residence (1995-2000) and a Professor (1987-1995) at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Previously, Mr. Kirk served as a Governor of the National Association of Securities Dealers, Inc. (1996-2002), a member and Vice Chairman of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section (1995-2002), a Director of General Re Corporation (reinsurance, 1987-1998) and as a Director of Valuation Research Corp. (appraisals and valuations).

Name, Age; Principal Occupation

Marie L. Knowles (57)

Year of Election or Appointment: 2001
Prior to Ms. Knowles' retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company (ARCO) (diversified energy, 1996-2000). From 1993 to 1996, she was a Senior Vice President of ARCO and President of ARCO Transportation Company. She served as a Director of ARCO from 1996 to 1998. She currently serves as a Director of Phelps Dodge Corporation (copper mining and manufacturing), URS Corporation (multidisciplinary engineering, 1999), and McKesson Corporation (healthcare service, 2002). Ms. Knowles is a Trustee of the Brookings Institution and the Catalina Island Conservancy and also serves as a member of the Advisory Board for the School of Engineering of the University of Southern California.

Ned C. Lautenbach (59)

Year of Election or Appointment: 2000
Mr. Lautenbach has been a partner of Clayton, Dubilier & Rice, Inc. (private equity investment firm) since September 1998. Previously, Mr. Lautenbach was with the International Business Machines Corporation (IBM) from 1968 until his retirement in 1998. He was most recently Senior Vice President and Group Executive of Worldwide Sales and Services. From 1993 to 1995, he was Chairman of IBM World Trade Corporation, and from 1994 to 1998 was a member of IBM's Corporate Executive Committee. Mr. Lautenbach serves as Chairman and as a Director (1998) of Acterna Corporation (communications test equipment). He is also Co-Chairman of Covansys, Inc. (global provider of business and technology solutions, 2000). In addition, he is a Director of Eaton Corporation (diversified industrial) and the Philharmonic Center for the Arts in Naples, Florida (1999). He also is a member of the Council on Foreign Relations.

Marvin L. Mann (70)

Year of Election or Appointment: 1994
Mr. Mann is Chairman of the non-interested Trustees (2001). He is Chairman Emeritus of Lexmark International, Inc. (computer peripherals) where he served as CEO until April 1998 and retired as Chairman May 1999, and remains a member of the Board. Prior to 1991, he held the positions of Vice President of International Business Machines Corporation (IBM) and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Board member of Imation Corp. (imaging and information storage) and Acterna Corporation (communications test equipment, 1999). He is also a member of the Director Services Committee of the Investment Company Institute. In addition, Mr. Mann is a member of the President's Cabinet at the University of Alabama and the Board of Visitors of the Culverhouse College of Commerce and Business Administration at the University of Alabama.

William O. McCoy (70)

Year of Election or Appointment: 1997
Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company), Duke Realty Corporation (real estate), Progress Energy, Inc. (electric utility), and Acterna Corporation (communications test equipment, 1999). He is also a partner of Franklin Street Partners (private investment management firm) and a member of the Research Triangle Foundation Board. In addition, Mr. McCoy served as the Interim Chancellor (1999-2000) and a member of the Board of Visitors (1994-1998) for the University of North Carolina at Chapel Hill and currently serves on the Board of Directors of the University of North Carolina Health Care System and the Board of Visitors of the Kenan-Flagler Business School (University of North Carolina at Chapel Hill). He also served as Vice President of Finance for the University of North Carolina (16-school system, 1995-1998).

William S. Stavropoulos (64)

Year of Election or Appointment: 2002
Mr. Stavropoulos is Chairman of the Board, President and CEO (2002), and Chairman of the Executive Committee (2000) and a Director of The Dow Chemical Company. Since joining The Dow Chemical Company in 1967, Mr. Stavropoulos served in numerous senior management positions, including President (1993-2000) and Chief Executive Officer (1995-2000). Currently, he is a Director of NCR Corporation (data warehousing and technology solutions), BellSouth Corporation (telecommunications), Chemical Financial Corporation, and Maersk Inc. (industrial conglomerate, 2002). He also serves as a member of the Board of Trustees of the American Enterprise Institute for Public Policy Research. In addition, Mr. Stavropoulos is a member of The Business Council, J.P. Morgan International Council, World Business Council for Sustainable Development, and the University of Notre Dame Advisory Council for the College of Science.

Advisory Board Members and Executive Officers:

Correspondence intended for Ms. Small may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235. Correspondence intended for each executive officer and Mr. Lynch may be sent to 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Peter S. Lynch (60)

Year of Election or Appointment: 2003
Member of the Advisory Board of Variable Insurance Products Fund III. Vice Chairman and a Director of FMR, and Vice Chairman (2001) and a Director (2000) of FMR Co., Inc. Previously, Mr. Lynch served as a Trustee of the Fidelity funds (1990-2003). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991), Vice President of Fidelity® Magellan® Fund and FMR Growth Group Leader, and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services. In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield, John F. Kennedy Library, and the Museum of Fine Arts of Boston.

Cornelia M. Small (59)

Year of Election or Appointment: 2004
Member of the Advisory Board of Variable Insurance Products Fund III. Ms. Small is a member (2000) and Chairperson (2002) of the Investment Committee, and a member (2002) of the Board of Trustees of Smith College. Previously, she served as Chief Investment Officer (1999-2000), Director of Global Equity Investments (1996-1999), and a member of the Board of Directors (1998-1999) of Scudder Kemper Investments. In addition, Ms. Small served as Co-Chair (2000-2003) of the Annual Fund for the Fletcher School of Law and Diplomacy.

John B. McDowell (45)

Year of Election or Appointment: 2002
Vice President of VIP Mid Cap. Mr. McDowell also serves as Vice President of certain Equity Funds (2002). He is Senior Vice President of FMR (1999), FMR Co., Inc. (2001), and Fidelity Management Trust Company (FMTC). Since joining Fidelity Investments in 1985, Mr. McDowell has worked as a research analyst and manager.

Eric D. Roiter (55)

Year of Election or Appointment: 1998
Secretary of VIP Mid Cap. He also serves as Secretary of other Fidelity funds (1998); Vice President, General Counsel, and Clerk of FMR Co., Inc. (2001) and FMR (1998); Vice President and Clerk of FDC (1998); Assistant Clerk of Fidelity Management & Research (U.K.) Inc. (2001) and Fidelity Management & Research (Far East) Inc. (2001); and Assistant Secretary of Fidelity Investments Money Management Inc. (2001). Prior to joining Fidelity, Mr. Roiter was with the law firm of Debevoise & Plimpton, as an associate (1981-1984) and as a partner (1985-1997), and served as an Assistant General Counsel of the U.S. Securities and Exchange Commission (1979-1981). Mr. Roiter is an Adjunct Member, Faculty of Law, at Boston College Law School (2003).

Stuart Fross (44)

Year of Election or Appointment: 2003
Assistant Secretary of VIP Mid Cap. Mr. Fross also serves as Assistant Secretary of other Fidelity funds (2003) and is an employee of FMR.

Maria F. Dwyer (45)

Year of Election or Appointment: 2002
President and Treasurer of VIP Mid Cap. Ms. Dwyer also serves as President and Treasurer of other Fidelity funds (2002) and is a Vice President (1999) and an employee (1996) of FMR.

Timothy F. Hayes (53)

Year of Election or Appointment: 2002
Chief Financial Officer of VIP Mid Cap. Mr. Hayes also serves as Chief Financial Officer of other Fidelity funds (2002). Recently he was appointed President of Fidelity Service Company (2003) where he also serves as a Director. Mr. Hayes also serves as President of Fidelity Investments Operations Group (FIOG, 2002), which includes Fidelity Pricing and Cash Management Services Group (FPCMS), where he was appointed President in 1998. Previously, Mr. Hayes served as Chief Financial Officer of Fidelity Investments Corporate Systems and Service Group (1998) and Fidelity Systems Company (1997-1998).

John R. Hebble (45)

Year of Election or Appointment: 2003
Deputy Treasurer of VIP Mid Cap. Mr. Hebble also serves as Deputy Treasurer of other Fidelity funds (2003), and is an employee of FMR. Before joining Fidelity Investments, Mr. Hebble worked at Deutsche Asset Management where he served as Director of Fund Accounting (2002-2003) and Assistant Treasurer of the Scudder Funds (1998-2003).

Name, Age; Principal Occupation

John H. Costello (57)

Year of Election or Appointment: 1998
Assistant Treasurer of VIP Mid Cap. Mr. Costello also serves as Assistant Treasurer of other Fidelity funds and is an employee of FMR.

Francis V. Knox, Jr. (56)

Year of Election or Appointment: 2002
Assistant Treasurer of VIP Mid Cap. Mr. Knox also serves as Assistant Treasurer of other Fidelity funds (2002), and is a Vice President and an employee of FMR. Previously, Mr. Knox served as Vice President of Investment & Advisor Compliance (1990-2001), and Compliance Officer of Fidelity Management & Research (U.K.) Inc. (1992-2002), Fidelity Management & Research (Far East) Inc. (1991-2002), and FMR Corp. (1995-2002).

Mark Osterheld (48)

Year of Election or Appointment: 2002
Assistant Treasurer of VIP Mid Cap. Mr. Osterheld also serves as Assistant Treasurer of other Fidelity funds (2002) and is an employee of FMR.

Thomas J. Simpson (45)

Year of Election or Appointment: 2000
Assistant Treasurer of VIP Mid Cap. Mr. Simpson is Assistant Treasurer of other Fidelity funds (2000) and an employee of FMR (1996). Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995).

Distributions

A percentage of the dividends distributed during the fiscal year for the following classes qualifies for the dividends-received deduction for corporate shareholders:

Initial Class	100%
Service Class	100%
Service Class 2	100%

The fund will notify shareholders in January 2004 of amounts for use in preparing 2003 income tax returns.

Investment Adviser

Fidelity Management & Research Company
Boston, MA

Investment Sub-Advisers

FMR Co., Inc.
Fidelity Management & Research (U.K.) Inc.
Fidelity Management & Research (Far East) Inc.
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited

General Distributor

Fidelity Distributors Corporation
Boston, MA

Transfer and Shareholder Servicing Agent

Fidelity Investments Institutional Operations Company, Inc.
Boston, MA

Custodian

Brown Brothers Harriman & Co.
Boston, MA

VIPMID-ANN-0204
1.735273.104

RUSSELL INVESTMENT FUNDS*

2003 Annual Report

MULTI-STYLE EQUITY FUND

AGGRESSIVE EQUITY FUND

NON-U.S. FUND

CORE BOND FUND

REAL ESTATE SECURITIES FUND

DECEMBER 31, 2003

*FORMERLY RUSSELL INSURANCE FUNDS


Russell

Russell Investment Funds*

Russell Investment Funds is a "series mutual fund" with five different investment portfolios. These financial statements report on the Funds, each of which has distinct investment objectives and strategies.

Frank Russell Investment Management Company

Responsible for overall management and administration of the Funds.

Frank Russell Company

Consultant to Frank Russell Investment Management Company.

* Formerly Russell Insurance Funds

Russell Investment Funds

Annual Report

December 31, 2003

Table of Contents

To Our Clients

We're pleased you have chosen Russell Investment Funds for your investment needs. As we present our Russell Investment Funds 2003 Annual Report, we renew our commitment to you—providing strategically diversified investments managed by world class independent investment management firms.

After three years of a bear market, 2003 offered new opportunities and the financial markets were generally favorable. This represented a dramatic—and welcome—change for the financial markets. As always, our investment process remained constant. We maintained our long-term focus, strategic diversification, active management, and goal-oriented planning. We believe our diversified approach and long-term commitment to investing helps provide consistency for you—our investors.

As we reflect on the challenges and opportunities in 2003, we want you to know that we appreciate your continued confidence in Russell and in our MULTI ASSET, MULTI STYLE, MULTI MANAGER™ investment strategy.

We thank you for choosing Russell, global leaders in multi-manager investing. We look forward to continuing to serve you and building our relationship in 2004.

Warm Regards,



Len Brennan

President and Chief Executive Officer

Russell Investment Funds
Multi-Style Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Multi-Style Equity Fund
Russell 1000 Index **
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Multi-Style Equity Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 12,886	28.86%
5 Years	$ 8,730	(2.68)%§
Inception	$ 14,441	5.39%§

Russell 1000® Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 12,989	29.89%
5 Years	$ 9,934	(0.13)%§
Inception	$ 16,763	7.66%§

Russell Investment Funds
Multi-Style Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to provide income and capital growth by investing principally in equity securities.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide long-term capital growth*. This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Multi-Style Equity Fund gained 28.86%. This compared to the Russell 1000® Index, which gained 29.89% during the same period. The Fund's performance is net of operating expenses of 0.87%. Index returns do not reflect deduction of fees, expenses, or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

Main drivers of Fund performance included the fact that it was fully invested, ensuring full participation in the market recovery, and favorable stock selection. Meanwhile, the Fund's sector weightings, including an underweight in the strong performing technology sector, as well as in medium capitalization stocks, resulted in lower Fund performance relative to the benchmark. Fund money managers that were positioned more aggressively such as Turner and Brandywine outperformed their benchmarks while the more defensively positioned money managers, such as Montag & Caldwell and Westpeak (while they were a money manager for the Fund), trailed their benchmarks.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

During the past twelve months, the Fund's money managers responded to the market environment by investing in companies that they expected would benefit from improving economic and capital market conditions. The money managers increased their sector exposure to technology and multi-sector firms, while reducing exposure to the consumer staples and energy sectors. The Fund's money managers also increased their exposure to larger capitalization stocks in response to improving valuations and the falling dollar.

At fiscal year end, the Fund remained diversified across economic sectors, yet the money managers generally favored reasonably valued stocks they believed had the potential for improved earnings. As of December 31, 2003, the Fund was most overweighted in the consumer discretionary and the health care sectors and most underweighted in the financial services and utilities sectors.

What changes were made to the Fund's structure or to the money manager line-up?

In November, 2003, Strong Capital Management was replaced by Ark Asset Management in the growth segment of the Fund. Westpeak Global Advisors was terminated and their assets were redeployed to other Fund money managers.

In July, 2003, the Fund's target style weights were rebalanced to align with the annual reconstitution of its benchmark, the Russell 1000® Index.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

Positive contributors to performance relative to the benchmark included the Fund's fully invested stance and favorable stock selection in most sectors, especially health care (an emphasis on biotech over pharmaceuticals), consumer discretionary (overweights in internet commerce such as Ebay and Yahoo), utilities (strong recovery in Williams), and financials (overweight in brokers such as Goldman Sachs). Turner and Brandywine each had strong relative performance during the period. The Fund's overweights in Electronic Arts, Corning, and Boston Scientific also contributed to returns during the period. Finally, the Fund benefited as a result of six of the Fund's eight money managers outperforming their benchmarks.

The Fund's underweighted holdings in medium capitalization companies and the technology sector, and the defensively positioned Montag & Caldwell, and Westpeak portfolios detracted from performance relative to the benchmark. Overweightings in Kohls and Colgate Palmolive, as well as an underweight in General Electric, negatively impacted performance relative to the benchmark.

What was the investment environment like for stock selection? How did the Fund fare in this environment?

During the past twelve months, the equity market recovered strongly, led by the same low quality, high risk stocks that were hardest hit during the preceding bear market. The strongest performing sectors were those most sensitive to the economy (technology, producer durables, and materials), whereas the weaker sectors were less economically sensitive (consumer staples, health care, and utilities). Smaller and medium capitalization stocks significantly outperformed large capitalization stocks, while value stocks marginally outpaced growth stocks.

The market environment was challenging for most fundamentally driven, active money managers during the fiscal year. As a result, most active money managers underperformed their benchmarks. Since the market recovery was led by companies with low financial quality, highly uncertain business prospects, negative profitability and extreme volatility, most active money managers that focused on financially strong companies found it difficult to outperform their benchmarks. In this period, many highly profitable companies with improving earnings significantly underperformed as the market was more focused on companies with higher risk profiles.

Money Managers	Styles
Alliance Capital Management, LP - Bernstein Investment Research & Management Unit	Value
Ark Asset Management	Growth
Barclays Global Fund Advisors	Value
Brandywine Asset Management, LLC	Value
Jacobs Levy Equity Management, Inc.	Market-Oriented
Montag & Caldwell, Inc.	Growth
Turner Investment Partners, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 1000® Index includes the 1,000 largest companies in the Russell 3000® Index. The Russell 1000® Index represents the universe of stocks from which most active money managers typically select. The Russell 1000® Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 92.8%		
Auto and Transportation - 2.9%		
American Axle & Manufacturing Holdings, Inc.(Æ)	3,893	157
Autoliv, Inc.	1,000	38
BorgWarner, Inc.	1,300	111
Burlington Northern Santa Fe Corp.	10,173	329
CSX Corp.	23,700	852
Dana Corp.	3,000	55
Delphi Corp.	51,783	529
Delta Air Lines, Inc.	9,600	113
FedEx Corp.	1,376	93
Ford Motor Co.	38,364	614
General Motors Corp.	8,800	470
Lear Corp.	363	22
Norfolk Southern Corp.	33,600	795
Northwest Airlines Corp. (Æ)	9,900	125
Oshkosh Truck Corp.	1,800	92
Skywest, Inc.	6,989	127
Southwest Airlines Co.	39,467	637
Swift Transportation Co., Inc. (Æ)	795	17
Tidewater, Inc.	11,950	357
Toyota Motor Corp. - ADR	5,850	402
Union Pacific Corp.	2,639	183
United Parcel Service, Inc. Class B	33,800	2,520
Werner Enterprises, Inc.	751	15
		8,653
Consumer Discretionary - 14.0%		
Abercrombie & Fitch Co. Class A (Æ)	2,313	57
Activision, Inc. (Æ)	1,700	31
Amazon.Com, Inc. (Æ)	7,960	419
Apollo Group, Inc. Class A (Æ)	2,100	143
Autonation, Inc. (Æ)	6,700	123
Barnes & Noble, Inc. (Æ)	1,298	43
BearingPoint, Inc. (Æ)	18,300	185
Bed Bath & Beyond, Inc. (Æ)	20,400	884
Belo Corp. Class A	2,053	58
Best Buy Co., Inc.	12,050	629
Big Lots, Inc.	2,874	41
BJ's Wholesale Club, Inc. (Æ)	7,300	168
Black & Decker Corp.	304	15
Blyth, Inc.	919	30
Borders Group, Inc.	2,240	49
Brinker International, Inc. (Æ)	1,894	63
Callaway Golf Co.	4,000	67
Career Education Corp. (Æ)	5,800	232
Carnival Corp.	17,760	706
Cendant Corp.	29,070	647
Circuit City Stores, Inc.	5,800	59
Claire's Stores, Inc.	5,994	113
Coach, Inc. (Æ)	13,000	491
Convergys Corp. (Æ)	4,636	81
Darden Restaurants, Inc.	3,054	64
DeVry, Inc. (Æ)	7,500	188
Dillard's, Inc. Class	3,900	64
Dollar General Corp.	11,265	236
Earthlink, Inc. (Æ)	2,500	25
Eastman Kodak Co.	14,000	359
eBay, Inc. (Æ)	25,060	1,619
Education Management Corp. (Æ)	1,800	56
Electronic Arts, Inc. (Æ)	20,974	1,002
Estee Lauder Cos., Inc. (The) Class A	9,000	353
Extended Stay America, Inc.	2,300	33
Federated Department Stores	12,038	567
Fox Entertainment Group, Inc. Class A (Æ)	23,575	687
Fred's, Inc.	1,900	59
Gannett Co., Inc.	17,800	1,587
Gap, Inc. (The)	14,600	339
Gemstar-TV Guide International, Inc. (Æ)	840	4
Gillette Co. (The)	51,438	1,889
GTECH Holdings Corp.	3,380	167
Harman International Industries, Inc.	173	13
Harrah's Entertainment, Inc.	2,053	102
Hearst-Argyle Television, Inc.	3,121	86
Home Depot, Inc.	62,100	2,204
InterActiveCorp (Æ)	35,230	1,195
International Game Technology	21,840	780
Interpublic Group of Cos., Inc.	20,000	312
ITT Educational Services, Inc.	539	25
Jones Apparel Group, Inc.	6,164	217
Kimberly-Clark Corp.	16,208	958
Kohl's Corp. (Æ)	27,500	1,236
Leggett & Platt, Inc.	1,700	37
Liberty Media Corp. Class A (Æ)	67,297	800
Liz Claiborne, Inc.	207	7
Lowe's Cos., Inc.	23,510	1,302
Marriott International, Inc. Class A	24,900	1,150
Mattel, Inc.	19,902	384
May Department Stores Co. (The)	12,604	366
Maytag Corp.	2,220	62
McDonald's Corp.	55,307	1,373
McGraw-Hill Cos., Inc. (The)	3,406	238
Media General, Inc. Class A	939	61
Meredith Corp.	2,733	133

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Metro-Goldwyn-Mayer, Inc. (Æ)	5,459	93
MGM Mirage	648	24
Michaels Stores, Inc.	107	5
Mohawk Industries, Inc. (Æ)	2,000	141
Office Depot, Inc. (Æ)	7,400	124
Omnicom Group	10,200	891
Pacific Sunwear Of California (Æ)	6,525	138
Park Place Entertainment Corp. (Æ)	18,179	197
Petco Animal Supplies, Inc. (Æ)	1,600	49
RadioShack Corp.	8,909	273
Republic Services, Inc.	2,761	71
Ross Stores, Inc.	806	21
RR Donnelley & Sons Co.	9,751	294
Sears Roebuck and Co.	4,300	196
ServiceMaster Co. (The)	4,000	47
Snap-On, Inc.	1,549	50
Stanley Works (The)	1,740	66
Staples, Inc. (Æ)	166	5
Starwood Hotels & Resorts Worldwide, Inc.	2,200	79
Strayer Education, Inc.	500	54
Talbots, Inc.	644	20
Target Corp.	8,000	307
Tech Data Corp. (Æ)	900	36
Time Warner, Inc.	136,602	2,457
TJX Cos., Inc.	9,800	216
Tribune Co.	7,700	397
Tupperware Corp.	7,006	121
Univision Communications, Inc. Class A (Æ)	9,500	377
VF Corp.	4,300	186
Viacom, Inc. Class B	25,077	1,113
Viad Corp.	1,300	33
Wal-Mart Stores, Inc.	48,000	2,546
Walt Disney Co.	75,277	1,756
Washington Post Class B	34	27
Waste Management, Inc.	14,742	436
Whirlpool Corp.	2,870	209
WMS Industries, Inc.	1,900	50
Yahoo!, Inc. (Æ)	15,820	715
		41,493

Consumer Staples - 6.6%

	Principal Amount ($) or Shares	Market Value $
Adolph Coors Co. Class B	1,560	88
Albertson's, Inc.	11,100	251
Altria Group, Inc.	43,190	2,350
Anheuser-Busch Cos., Inc.	7,918	417
Campbell Soup Co.	6,700	180
Coca-Cola Co. (The)	52,740	2,677
Coca-Cola Enterprises, Inc.	6,908	151
Colgate-Palmolive Co.	18,200	911
CVS Corp.	13,923	503
Dean Foods Co. (Æ)	805	26
Del Monte Foods Co. (Æ)	30,100	313
Dial Corp. (The)	319	9
General Mills, Inc.	6,200	281
HJ Heinz Co.	7,421	270
Hormel Foods Corp.	385	10
Interstate Bakeries	3,249	46
Kraft Foods, Inc. Class A	670	22
Kroger Co.	34,314	635
Pepsi Bottling Group, Inc.	4,314	104
PepsiAmericas, Inc.	6,034	103
PepsiCo, Inc.	64,010	2,984
Procter & Gamble Co.	45,142	4,509
Rite Aid Corp.	10,300	62
Safeway, Inc. (Æ)	7,900	173
Sara Lee Corp.	46,917	1,019
Supervalu, Inc.	11,449	327
Systemco Corp.	10,090	376
Tyson Foods, Inc. Class A	4,606	61
UST, Inc.	12,893	460
Winn-Dixie Stores, Inc.	10,000	100
		19,418

Financial Services - 20.4%

	Principal Amount ($) or Shares	Market Value $
ACE, Ltd.	5,794	240
AG Edwards, Inc.	217	8
Alliance Data Systems Corp. (Æ)	2,400	66
Allstate Corp. (The)	25,557	1,099
American Express Co.	25,830	1,246
American International Group, Inc.	78,479	5,202
Ameritrade Holding Corp. (Æ)	14,400	203
AmSouth Bancorp	11,388	279
AON Corp.	3,100	74
Apartment Investment & Management Co. Class A (ö)	1,150	40
Archstone-Smith Trust (ö)	6,900	193
Arden Realty, Inc. (ö)	4,893	148
Astoria Financial Corp.	7,147	266
Automatic Data Processing, Inc.	900	36
Axis Capital Holdings, Ltd.	6,000	176
Bank of America Corp.	35,516	2,857
Bank of New York Co., Inc. (The)	11,082	367
Bank One Corp.	31,445	1,434
BB&T Corp.	9,012	348

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Bear Stearns Cos., Inc. (The)	1,000	80
Brandywine Realty Trust (ö)	900	24
Capital One Financial Corp.	10,600	650
CarrAmerica Realty Corp. (ö)	4,715	140
Charles Schwab Corp. (The)	51,450	609
Charter One Financial, Inc.	11,300	390
Chubb Corp.	2,973	202
Cigna Corp.	20,245	1,164
CIT Group, Inc.	2,035	73
Citigroup, Inc.	173,039	8,400
CNA Financial Corp. (Æ)	2,100	51
Comerica, Inc.	2,300	129
Conseco, Inc. (Æ)	10,600	231
Crescent Real Estate Equities Co. (ö)	6,447	110
D&B Corp. (Æ)	230	12
Deluxe Corp.	2,700	112
Doral Financial Corp.	3,154	102
DST Systems, Inc. (Æ)	991	41
E*Trade Financial Corp. (Æ)	28,864	365
Endurance Specialty Holdings, Ltd.	4,700	158
Equity Office Properties Trust (ö)	20,839	597
Equity Residential (ö)	11,300	333
Fannie Mae	21,435	1,609
Fidelity National Financial, Inc.	6,326	245
First Data Corp.	20,570	845
First Midwest Bancorp, Inc.	273	9
Fiserv, Inc. (Æ)	8,000	316
FleetBoston Financial Corp.	37,939	1,656
Franklin Resources, Inc.	7,700	401
Freddie Mac	20,176	1,177
Friedman Billings Ramsey Group, Inc. Class A	2,238	52
General Growth Properties, Inc. (ö)	8,337	231
Global Payments, Inc.	1,200	57
Golden West Financial Corp.	1,656	171
Goldman Sachs Group, Inc.	22,031	2,175
Greenpoint Financial Corp.	5,064	179
Hartford Financial Services Group, Inc.	2,140	126
Health Care REIT, Inc. (ö)	1,600	58
Hibernia Corp. Class A	7,573	178
Hospitality Properties Trust (ö)	307	13
HRPT Properties Trust (ö)	2,600	26
Hudson United Bancorp	713	26
Huntington Bancshares, Inc.	4,400	99
IMPAC Mortgage Holdings, Inc. (ö)	2,600	47
Jack Henry & Associates, Inc.	635	13
Jefferson-Pilot Corp.	1,600	81
John Hancock Financial Services, Inc.	8,036	301
JP Morgan Chase & Co.	71,864	2,640
Keycorp	26,446	775
Kimco Realty Corp. (ö)	1,900	85
La Quinta Corp.	3,900	25
Landamerica Financial Group, Inc.	1,100	57
Lehman Brothers Holdings, Inc.	9,942	768
Liberty Property Trust (ö)	988	38
Lincoln National Corp.	6,451	260
Loews Corp.	300	15
Macerich Co. (The) (ö)	5,296	236
Marsh & McLennan Cos., Inc.	32,087	1,537
MBIA, Inc.	1,700	101
MBNA Corp.	23,094	574
Merrill Lynch & Co., Inc.	30,187	1,770
Metlife, Inc.	7,375	248
MGIC Investment Corp.	2,150	122
Morgan Stanley	29,819	1,726
National City Corp.	21,700	736
National Commerce Financial Corp.	1,856	51
Nationwide Financial Services	3,627	120
Nuveen Investments, Inc. Class A	700	19
Old Republic International Corp.	4,331	110
Paychex, Inc.	30,800	1,146
Platinum Underwriters Holdings, Ltd.	14,000	420
PNC Financial Services Group, Inc.	9,241	506
Prentiss Properties Trust (ö)	1,200	40
Prudential Financial, Inc.	7,177	300
Radian Group, Inc.	7,300	356
Redwood Trust, Inc. (ö)	700	36
Regions Financial Corp.	2,500	93
RenaissanceRe Holdings, Ltd.	1,600	78
Ryder System, Inc.	3,599	123
Safeco Corp.	1,400	55
Shurgard Storage Centers, Inc. Class A (ö)	683	26
SouthTrust Corp.	4,779	156
St. Paul Cos	3,300	131
Sungard Data Systems, Inc. (Æ)	1,344	37
SunTrust Banks, Inc.	2,300	164
Thornburg Mortgage, Inc. (ö)	1,758	48
Torchmark Corp.	2,400	109
Travelers Property Casualty Corp. Class A	9,512	160
Travelers Property Casualty Corp. Class B	31,013	526
Union Planters Corp.	1,500	47
UnionBanCal Corp.	2,308	133
United Bankshares, Inc.	196	6
UnumProvident Corp.	308	5
US Bancorp	29,324	873
Vornado Realty Trust (ö)	1,926	105

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Wachovia Corp.	45,935	2,140
Washington Mutual, Inc.	17,251	692
Webster Financial Corp.	429	20
Wells Fargo & Co.	24,524	1,444
WR Berkley Corp.	5,077	177
XL Capital, Ltd. Class A	1,672	130
Zions BanCorp	288	18
		60,659
Health Care - 13.0%		
Abbott Laboratories	45,540	2,122
AdvancePCS (Æ)	1,200	63
Aetna, Inc.	2,585	175
Affymetrix, Inc. (Æ)	2,225	55
AmerisourceBergen Corp.	9,380	527
Amgen, Inc.	70,110	4,333
Andrx Corp. (Æ)	681	16
Applera Corp. - Celera Genomics Group (Æ)	1,700	24
Beckman Coulter, Inc.	378	19
Becton Dickinson & Co.	1,200	49
Boston Scientific Corp. (Æ)	19,950	733
Bristol-Myers Squibb Co.	29,562	845
Caremark Rx, Inc. (Æ)	13,200	334
Celgene Corp. (Æ)	1,300	59
Chiron Corp. (Æ)	6,010	343
Community Health Systems, Inc. (Æ)	2,200	58
Coventry Health Care, Inc. (Æ)	1,826	118
Dade Behring Holdings, Inc. (Æ)	1,100	39
DaVita, Inc. (Æ)	2,416	94
Eli Lilly & Co.	30,900	2,173
Endo Pharmaceuticals Holdings, Inc. (Æ)	1,600	31
Forest Laboratories, Inc. (Æ)	4,100	253
Genentech, Inc. (Æ)	19,689	1,842
Genzyme Corp. (Æ)	6,000	296
Gilead Sciences, Inc. (Æ)	18,090	1,052
Guidant Corp.	13,676	823
HCA, Inc.	6,500	279
Human Genome Sciences, Inc. (Æ)	2,800	37
Humana, Inc.	4,303	98
IMS Health, Inc.	9,787	243
Invitrogen Corp. (Æ)	3,300	231
IVAX Corp.	7,800	186
Johnson & Johnson	43,860	2,266
King Pharmaceuticals, Inc. (Æ)	1,093	17
Kyphon, Inc. (Æ)	1,200	30
McKesson Corp.	3,100	100
Medco Health Solutions, Inc. (Æ)	9,000	306
Medtronic, Inc.	59,130	2,874
Merck & Co., Inc.	21,427	990
Millennium Pharmaceuticals, Inc. (Æ)	285	5
Mylan Laboratories	8,100	205
Nektar Therapeutics (Æ)	3,200	44
Oxford Health Plans	1,500	65
Pfizer, Inc.	206,642	7,302
Respironics, Inc. (Æ)	391	18
Schering-Plough Corp.	28,400	494
Select Medical Corp.	1,000	16
St. Jude Medical, Inc.	12,690	779
Tenet Healthcare Corp.	31,400	504
Teva Pharmaceutical Industries - ADR	13,900	788
Triad Hospitals, Inc. (Æ)	2,600	87
UnitedHealth Group, Inc.	24,948	1,451
Universal Health Services, Inc. Class B	927	50
Valeant Pharmaceuticals International	583	15
Varian Medical Systems, Inc.	706	49
Watson Pharmaceuticals, Inc. (Æ)	10,900	501
WellPoint Health Networks	2,600	252
Wyeth	22,876	971
Zimmer Holdings, Inc. (Æ)	10,570	744
		38,473
Integrated Oils - 3.6%		
Amerada Hess Corp.	7,828	416
BP PLC - ADR	15,500	765
ChevronTexaco Corp.	26,241	2,267
ConocoPhillips	19,590	1,285
Exxon Mobil Corp.	117,254	4,807
Marathon Oil Corp.	11,914	394
Occidental Petroleum Corp.	17,332	732
		10,666
Materials and Processing - 3.4%		
Alcoa, Inc.	33,761	1,283
Archer-Daniels-Midland Co.	22,327	340
Ashland, Inc.	2,800	123
Ball Corp.	1,000	60
Bemis Co.	1,300	65
Cabot Corp.	1,960	62
Carpenter Technology	822	24
Crown Holdings, Inc.	21,900	198
Dow Chemical Co. (The)	26,961	1,121
Eastman Chemical Co.	3,000	119
Ecolab, Inc.	10,100	276
EI Du Pont de Nemours & Co.	10,655	489

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Florida Rock Industries, Inc.	273	15
Forest City Enterprises, Inc. Class A	818	39
Georgia-Pacific Corp.	9,770	300
Glatfelter	8,249	103
Harsco Corp.	1,554	68
Hecla Mining Co.	4,700	39
Hercules, Inc.	6,800	83
International Paper Co.	12,400	535
Lafarge North America, Inc.	2,144	87
Louisiana-Pacific Corp.	2,343	42
Lubrizol Corp.	1,400	46
Lyondell Chemical Co.	7,300	124
Martin Marietta Materials, Inc.	3,143	148
Masco Corp.	44,700	1,225
MeadWestvaco Corp.	3,500	104
Monsanto Co.	24,833	715
Newmont Mining Corp.	6,103	297
Pactiv Corp. (Æ)	2,964	71
Potlatch Corp.	1,438	50
PPG Industries, Inc.	5,390	345
Rohm & Haas Co.	360	15
RPM International, Inc.	18,763	309
Sherwin-Williams Co. (The)	8,399	292
Sigma-Aldrich Corp. Class H	2,720	156
Smurfit-Stone Container Corp. (Æ)	10,600	197
Sonoco Products Co.	1,500	37
Southern Peru Copper Corp.	420	20
Temple-Inland, Inc.	1,100	69
Vulcan Materials Co.	5,238	249
Weyerhaeuser Co.	2,051	131
Worthington Industries	5,500	99
York International Corp.	941	35
		10,205
Miscellaneous - 4.4%		
3M Co.	29,233	2,486
Eaton Corp.	1,865	201
FMC Corp.	3,000	102
Fortune Brands, Inc.	6,867	491
General Electric Co.	230,240	7,133
Honeywell International, Inc.	27,700	926
ITT Industries, Inc.	4,416	328
Johnson Controls, Inc.	3,441	400
Textron, Inc.	3,400	194
Tyco International, Ltd.	34,840	923
		13,184
Other Energy - 1.8%		
Anadarko Petroleum Corp.	14,700	750
Baker Hughes, Inc.	1,060	34
Calpine Corp. (Æ)	42,200	203
Cooper Cameron Corp. (Æ)	500	23
Dynegy, Inc. Class	40,200	172
El Paso Corp.	32,700	268
EOG Resources, Inc.	8,600	397
Halliburton Co.	10,570	275
Kerr-McGee Corp.	5,097	237
National-Oilwell, Inc. Class C (Æ)	90	2
Reliant Resources, Inc. (Æ)	4,500	33
Schlumberger, Ltd.	38,797	2,123
Sunoco, Inc.	1,122	57
Tesoro Petroleum Corp.	3,300	48
Texas Genco Holdings, Inc.	1,551	50
Valero Energy Corp.	1,867	87
Varco International, Inc. (Æ)	2,634	54
Williams Cos., Inc.	61,300	602
		5,415
Producer Durables - 3.2%		
Agilent Technologies, Inc. (Æ)	15,728	460
Applied Materials, Inc. (Æ)	62,820	1,410
Boeing Co. (The)	18,200	767
Briggs & Stratton Corp.	1,300	88
Caterpillar, Inc.	12,138	1,008
Centex Corp.	1,724	186
Cognex Corp.	1,500	42
Cooper Industries, Ltd. Class A	2,100	122
Crane Co.	1,400	43
Credence Systems Corp. (Æ)	2,300	30
Crown Castle International Corp. (Æ)	5,000	55
Cummins, Inc.	1,000	49
Deere & Co.	3,528	229
Diebold, Inc.	1,849	100
DR Horton, Inc.	5,400	234
Emerson Electric Co.	6,500	421
Engineered Support Systems, Inc.	1,050	58
Flowserve Corp.	3,164	66
Goodrich Corp.	8,289	246
Hubbell, Inc. Class B	1,939	86
KB Home	2,100	152
Kennametal, Inc.	785	31
Kla-Tencor Corp. (Æ)	3,600	211
Lennar Corp. Class A	2,100	202
Lexmark International, Inc. (Æ)	2,091	164
Lockheed Martin Corp.	4,957	255

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Northrop Grumman Corp.	8,827	844
NVR, Inc.	98	46
Parker Hannifin Corp.	884	53
Pentair, Inc.	2,570	117
Pitney Bowes, Inc.	1,300	53
Polycom, Inc. (Æ)	4,578	89
Pulte Homes, Inc.	600	56
Rockwell Collins, Inc.	7,205	216
Standard-Pacific Corp.	2,500	121
Steelcase, Inc. Class A	800	11
Tektronix, Inc.	837	26
Teradyne, Inc. (Æ)	9,880	251
United Defense Industries, Inc. (Æ)	2,102	67
United Technologies Corp.	7,023	666
Xerox Corp.	4,500	62
		9,393
Technology - 13.3%		
3Com Corp. (Æ)	9,322	76
Acxiom Corp. (Æ)	707	13
ADC Telecommunications, Inc. (Æ)	44,000	131
Adobe Systems, Inc.	711	28
Advanced Micro Devices, Inc.	3,000	45
Agere Systems, Inc. Class A (Æ)	114,550	349
Altera Corp. (Æ)	3,600	82
Amdocs, Ltd. (Æ)	11,400	256
Analog Devices, Inc.	10,630	485
Anteon International Corp. (Æ)	2,000	72
Applied Micro Circuits Corp. (Æ)	386	2
Atmel Corp. (Æ)	6,000	36
Avaya, Inc. (Æ)	31,300	405
Avnet, Inc.	2,500	54
BMC Software, Inc. (Æ)	2,427	45
Ciena Corp. (Æ)	6,600	44
Cisco Systems, Inc. (Æ)	209,370	5,086
Computer Associates International, Inc.	15,363	420
Computer Sciences Corp.	8,017	355
Compuware Corp. (Æ)	7,801	47
Comverse Technology, Inc. (Æ)	18,910	333
Corning, Inc.	70,960	740
CSG Systems International (Æ)	3,188	40
Cypress Semiconductor Corp. (Æ)	2,400	51
Dell, Inc. (Æ)	32,800	1,114
Electronic Data Systems Corp.	4,100	101
EMC Corp.	159,187	2,057
Flextronics International, Ltd. (Æ)	3,300	49
Gateway, Inc. (Æ)	5,876	27
General Dynamics Corp.	2,539	230
Harris Corp.	5,529	210
Hewlett-Packard Co.	60,846	1,398
Imation Corp.	2,500	88
Ingram Micro, Inc. Class A (Æ)	4,100	65
Intel Corp.	198,644	6,396
International Business Machines Corp.	13,363	1,238
Intuit, Inc. (Æ)	146	8
LSI Logic Corp. (Æ)	11,600	103
Lucent Technologies, Inc.	50,000	142
Maxim Integrated Products	573	29
MCI Inc. (δ)	4,600	108
Microsoft Corp.	188,470	5,190
Motorola, Inc.	67,495	950
National Semiconductor Corp. (Æ)	3,400	134
Nortel Networks Corp.	19,100	81
Oracle Corp. (Æ)	200,100	2,641
PanAmSat Corp. (Æ)	581	13
Peoplesoft, Inc. (Æ)	8,100	185
PerkinElmer, Inc.	855	15
Plexus Corp. (Æ)	1,900	33
QLogic Corp. (Æ)	7,800	402
Qualcomm, Inc.	38,600	2,082
Raytheon Co.	3,370	101
Red Hat, Inc. (Æ)	2,400	45
Retek, Inc. (Æ)	2,225	21
Rockwell Automation, Inc.	7,229	257
Sabre Holdings Corp.	5,700	123
Sanmina-SCI Corp. (Æ)	20,593	260
SAP AG - ADR	8,550	355
Scientific-Atlanta, Inc.	2,265	62
Solectron Corp. (Æ)	33,000	195
Sony Corp. - ADR	5,220	181
Storage Technology Corp. (Æ)	1,433	37
Sun MicroSystems, Inc. (Æ)	75,477	339
Symantec Corp. (Æ)	18,560	643
SynopSystem, Inc. (Æ)	5,404	182
Tekelec (Æ)	1,400	22
Tellabs, Inc. (Æ)	9,835	83
Texas Instruments, Inc.	39,000	1,146
Trimble Navigation, Ltd. (Æ)	1,200	45
Triquint Semiconductor, Inc. (Æ)	3,900	28
UniSystem Corp.	3,100	46
UNOVA, Inc. (Æ)	2,900	67
Varian, Inc. (Æ)	1,283	54
Veritas Software Corp. (Æ)	7,500	279
Vishay Intertechnology, Inc. (Æ)	1,400	32
Xilinx, Inc. (Æ)	10,770	417
		39,304

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Utilities - 6.2%		
Allegheny Energy, Inc.	38,700	494
Alliant Energy Corp.	5,100	127
Alltel Corp.	10,721	499
Ameren Corp.	878	40
American Electric Power Co., Inc.	19,200	586
Aquila, Inc.	1,272	4
AT&T Corp.	18,248	370
AT&T Wireless Services, Inc. (Æ)	11,964	96
BellSouth Corp.	32,994	934
Centerpoint Energy, Inc.	23,491	228
Cincinnati Bell, Inc.	6,600	33
Citizens Communications Co.	3,000	37
CMS Energy Corp.	2,200	19
Comcast Corp. Class A	56,260	1,849
Comcast Corp. Special Class A	6,300	197
Constellation Energy Group, Inc.	6,745	264
COX Communications, Inc. Class A (Æ)	3,638	125
DPL, Inc.	4,546	95
DTE Energy Co.	7,900	311
Duke Energy Corp.	12,700	260
Edison International	2,733	60
Entergy Corp.	9,998	571
Exelon Corp.	17,076	1,133
FirstEnergy Corp.	13,700	482
FPL Group, Inc.	1,500	98
Great Plains Energy, Inc.	2,423	77
Hughes Electronics Corp. (Æ)	21,623	358
Level 3 Communications, Inc. (Æ)	38,200	218
MDU Resources Group, Inc.	1,900	45
Nextel Communications, Inc. Class A (Æ)	28,800	808
Nicor, Inc.	375	13
NII Holdings, Inc. Class B (Æ)	1,500	112
NiSource, Inc.	12,228	268
Northeast Utilities	5,821	117
NSTAR	1,093	53
Oneok, Inc.	2,104	46
Pepco Holdings, Inc.	8,000	156
PG&E Corp.	27,019	750
Pinnacle West Capital Corp.	1,225	49
Progress Energy, Inc. - CVO (Æ)(Ÿ)	1,300	0
Puget Energy, Inc.	2,100	50
Qwest Communications International	26,859	116
SBC Communications, Inc.	80,170	2,090
Sempra Energy	5,449	164
Sierra Pacific Resources	22,000	161
Southern Co. (The)	8,056	244
Sprint Corp.-FON Group	29,062	477
TXU Corp.	7,800	185
UnitedGlobalCom, Inc. Class A (Æ)	51,000	432
Verizon Communications, Inc.	58,842	2,064
Wisconsin Energy Corp.	5,200	174
Xcel Energy, Inc.	18,258	310
		18,449
Total Common Stocks (cost $237,599)		275,312
Short-Term Investments - 7.1%		
Frank Russell Investment Company Money Market Fund	19,620,000	19,620
United States Treasury Bill (ÿ)(§) 0.880% due 03/11/04	1,400	1,397
Total Short-Term Investments (cost $21,017)		21,017
Total Investments - 99.9% *(identified cost $258,616)*		296,329
Other Assets and Liabilities Net - 0.1%		438
Net Assets - 100.0%		296,767

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Russell 1000 Index expiration date 03/04 (5)	1,485	57
S&P 500 E-Mini Index expiration date 03/04 (70)	3,887	153
S&P 500 Index expiration date 03/04 (28)	7,774	259
S&P Midcap 400 Index expiration date 03/04 (25)	7,201	249
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		718

See accompanying notes which are an integral part of the financial statements.

(This page intentionally left blank)

Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Aggressive Equity Fund
Russell 2500™ Index **
$20,000
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Aggressive Equity Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 14,560	45.60%
5 Years	$ 12,126	3.93%§
Inception	$ 16,544	7.46%§

Russell 2500™ Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 14,551	45.51%
5 Years	$ 15,673	9.40%§
Inception	$ 19,565	10.06%§

Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.
The Fund seeks to provide capital appreciation by assuming a higher level of volatility than is ordinarily expected from the Multi-Style Equity Fund by investing in equity securities.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide long-term capital growth*. This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.
For the fiscal year ended December 31, 2003, the Aggressive Equity Fund gained 45.60%. This compared to the Russell 2500™ Index, which gained 45.51% during the same period. The Fund's performance is net of operating expenses of 1.06%. Index returns do not include deduction of fees, expenses or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.
The Fund's return relative to its benchmark was driven by sector allocation and stock selection. The Fund's overweight in the technology sector and underweight in the financial services sector versus the benchmark contributed to the Fund's positive performance relative to the benchmark. Security selection generated positive results within nine of the 12 economic sectors represented in the Fund's benchmark. Stock selection was poor in the technology sector, primarily due to a strong rally in low quality technology companies.

Four of the Fund's eight money managers outperformed and four underperformed their respective benchmarks. The greatest outperformer was David J. Greene, a value money manager whose contrarian approach to stock selection led it to hold overweight positions in technology and other cyclically sensitive stocks. Greene outperformed the Russell 2500 Value Index by over 20%. CapitalWorks, a growth money manager, outperformed its benchmark by over 6%. This was a result of its emphasis on early identification of accelerating earnings growth and operating fundamentals. The Fund's two quantitative money managers, Goldman Sachs and Jacobs Levy, both outperformed their respective benchmarks by several hundred basis points.

Among the Fund's money managers, the largest underperformance came from Geewax, whose focus on high quality stocks led to an approximate shortfall of 10%. TimesSquare, underperformed its benchmark by approximately 7% for the same reasons. Suffolk underperformed its benchmark by about 4%. This was disappointing given Suffolk's emphasis on companies with accelerating earnings fundamentals. Systematic underperformed its benchmark by a small margin.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.
The past year was a challenging market environment for active money managers. In particular, 2003 was punctuated by the market's move to favoring stocks with poor recent returns, low stock price, no current earnings, and high price volatility. Returning sentiment to such stocks is considered a "rally off the bottom", in which price reversal is the dominant factor and prospective improvement in company fundamentals, like earnings growth, are less of a consideration. The Fund's money managers' emphasis on a combination of current price and prospective fundamental operating improvements was not rewarded in this environment. Additionally, the factors discussed above resulted in micro capitalization stocks experiencing large gains.

Neither the Fund nor its money managers changed investment approaches in response to the market environment. However, the Fund's money managers did consider the market environment in their respective security selection. By design, some of the Fund's money managers tended to be more sensitive to the "price only" perspective, providing strong relative performance strength. Some of the Fund's money managers were not as sensitive to the "price-only" perspective.

What changes were made to the Fund's structure or to the money manager line-up?
No changes were made to the Fund's structure or its money manager line-up during the year.

Please explain what contributed most and least to the Fund's performance during the last 12 months.
The fund's more cyclically oriented money managers (whether growth or value) tended to post the best performance relative to the benchmark over the past year. For money managers such as David J. Greene (value) and CapitalWorks (growth), both experienced such results. Greene outperformed the benchmark by over 20% in the past year, while CapitalWorks outperformed by approximately 7%. The Fund's money managers, such as Geewax and TimesSquare, suffered over the past year. These managers tended to emphasize companies with consistent or visible earnings and less economic sensitivity (whether growth or value).

What was the investment environment like for stock selection? How did the Fund fare in this environment?
Stock selection was challenging over the past year. In some cases, the money managers' emphasis on stocks with low valuations relative to their expected growth and on companies with earnings that were expected to have a greater-than-average tendency to announce either higher than expected earnings or to revise earnings up contributed to the Fund's performance. Stock selection was positive within nine of the

12 economic sectors represented in the Fund's benchmark. Stock selection in the health care, financial services, and materials & processing sectors significantly contributed to the Fund's positive performance relative to the benchmark. However, stock selection in the technology sector was very poor. Given this challenging environment, the Fund's money managers made positive contributions to returns relative to the benchmark from stock selection.

Money Managers	Styles
CapitalWorks Investment Partners, LLC	Growth
David J. Greene & Co., LLC	Value
Geewax, Terker & Co.	Growth
Goldman Sachs Asset Management	Market-Oriented
Jacobs Levy Equity Management, Inc.	Value
Suffolk Capital Management, Inc.	Growth
Systematic Financial Management, LP	Value
TimesSquare Capital Management, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 2500™ Index is composed of the bottom 500 stocks in the Russell 1000® Index and all the stocks in the Russell 2000® Index. The Russell 2500™ Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 94.4%		
Auto and Transportation - 2.5%		
Airtran Holdings, Inc. (Æ)	22,600	269
Alaska Air Group, Inc.	3,000	82
America West Holdings Corp. Class B (Æ)	21,200	263
Arctic Cat, Inc.	909	22
Autoliv, Inc.	11,100	418
Aviall, Inc.	3,500	54
CH Robinson Worldwide, Inc.	1,900	72
Collins & Aikman Corp.	11,800	51
Covenant Transport, Inc. Class A (Æ)	2,000	38
Dura Automotive Systems, Inc. Class A (Æ)	2,300	29
ExpressJet Holdings, Inc. (Æ)	1,500	23
Frontier Airlines, Inc. (Æ)	6,500	93
Gentex Corp.	5,200	230
Goodyear Tire & Rubber Co. (The)	10,000	79
Grupo TMM SA - ADR	3,500	15
Heartland Express, Inc.	439	11
JB Hunt Transport Services, Inc.	4,300	116
JetBlue Airways Corp. (Æ)	3,650	97
Kansas City Southern	1,100	16
Lear Corp.	1,500	92
Navistar International Corp.	6,800	326
Northwest Airlines Corp. (Æ)	21,000	265
Oshkosh Truck Corp.	5,700	291
Pacer International, Inc. (Æ)	24,400	493
SCS Transportation, Inc. (Æ)	1,500	26
Superior Industries International	600	26
TBC Corp. (Æ)	1,500	39
Thor Industries, Inc.	1,200	67
Visteon Corp.	8,500	88
Wabash National Corp.	5,460	160
Wabtec Corp.	12,700	216
		4,067
Consumer Discretionary - 19.9%		
4Kids Entertainment, Inc. (Æ)	2,700	70
Aaron Rents, Inc.	9,750	196
Abercrombie & Fitch Co. Class A (Æ)	3,200	79
Activision, Inc. (Æ)	16,200	295
Advance Auto Parts (Æ)	4,700	383
Advo, Inc.	5,850	186
Aeropostale, Inc. (Æ)	16,200	444
Alliance Gaming Corp. (Æ)	13,844	341
Allied Waste Industries, Inc. (Æ)	4,300	60
AMC Entertainment, Inc.	5,600	85
Ameristar Casinos, Inc. (Æ)	5,400	132
Angelica Corp.	2,200	48
AnnTaylor Stores Corp. (Æ)	10,950	427
Applebees International, Inc.	3,300	130
Applica, Inc.	3,400	26
aQuantive, Inc. (Æ)	17,000	174
Arbitron, Inc.	11,700	488
Asbury Automotive Group, Inc. (Æ)	6,700	120
Atari, Inc. (Æ)	4,900	21
Aztar Corp. (Æ)	4,200	95
Barnes & Noble, Inc. (Æ)	1,100	36
BearingPoint, Inc. (Æ)	22,300	225
Big 5 Sporting Goods Corp. (Æ)	4,400	92
Big Lots, Inc.	8,900	126
BJ's Wholesale Club, Inc. (Æ)	13,200	303
Black & Decker Corp.	4,500	222
Blockbuster, Inc. Class A	6,500	117
Bob Evans Farms, Inc.	3,100	101
Bright Horizons Family Solutions, Inc. (Æ)	1,200	50
Brink's Co. (The)	11,900	269
Brookstone, Inc. (Æ)	6,000	128
Brown Shoe Co., Inc.	800	30
Callaway Golf Co.	16,600	280
Career Education Corp. (Æ)	3,000	120
Carmax, Inc. (Æ)	1,800	56
CBRL Group, Inc.	3,800	145
CDI Corp.	1,000	33
CDW Corp.	2,400	139
Central European Distribution Corp. (Æ)	1,600	51
Central Garden and Pet Co. (Æ)	9,600	269
Charming Shoppes	12,900	70
Chico's FAS, Inc. (Æ)	2,600	96
Childrens Place (Æ)	5,949	159
Choice Hotels International, Inc.	9,938	350
ChoicePoint, Inc. (Æ)	4,333	165
Claire's Stores, Inc.	7,742	146
CNET Networks, Inc. (Æ)	22,620	154
Columbia Sportswear Co. (Æ)	900	49
Consolidated Graphics, Inc. (Æ)	3,600	114
Convergys Corp. (Æ)	10,700	187
Corinthian Colleges, Inc. (Æ)	3,000	167
Corporate Executive Board Co. (Æ)	7,900	369
Cox Radio, Inc. Class A (Æ)	8,400	212
Department 56 (Æ)	200	3
Dick's Sporting Goods, Inc. (Æ)	3,314	161
Dillard's, Inc. Class A	13,100	216
Dollar Thrifty Automotive Group (Æ)	7,100	184

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
DoubleClick, Inc. (Æ)	14,500	148
Drew Industries, Inc. New (Æ)	2,300	64
Earthlink, Inc. (Æ)	11,600	116
Education Management Corp. (Æ)	18,600	577
Emerson Radio (Æ)	4,900	18
Entercom Communications Corp. (Æ)	5,500	291
Finish Line Class (Æ)	10,700	321
Footstar, Inc. (Æ)	3,300	13
Fossil, Inc. (Æ)	7,900	221
Fred's, Inc.	2,300	71
GameStop Corp. Class A (Æ)	1,500	23
Gemstar-TV Guide International, Inc. (Æ)	18,859	95
Getty Images, Inc. (Æ)	23,572	1,181
Goody's Family Clothing, Inc.	2,800	26
GTECH Holdings Corp.	13,900	688
Guess ?, Inc. (Æ)	2,100	25
Guitar Center, Inc. (Æ)	1,200	39
Handleman Co.	11,600	238
Harman International Industries, Inc.	3,000	222
Harris Interactive, Inc. (Æ)	20,736	172
Harte-Hanks, Inc.	5,100	111
Hasbro, Inc.	14,800	315
Haverty Furniture Cos., Inc.	2,400	48
Hearst-Argyle Television, Inc.	39,700	1,093
Hewitt Associates, Inc. Class A (Æ)	6,200	185
Hibbett Sporting Goods, Inc. (Æ)	1,100	33
Hollinger International, Inc.	6,400	100
IKON Office Solutions, Inc.	20,800	247
Infospace, Inc. (Æ)	6,570	151
Insight Communications Co., Inc. (Æ)	11,500	119
Insight Enterprises, Inc. (Æ)	4,200	79
International Speedway Corp. Class A	6,400	286
ITT Educational Services, Inc.	10,500	493
Jarden Corp. (Æ)	1,500	41
JOS A Bank Clothiers, Inc. (Æ)	800	28
Journal Register Co. (Æ)	4,000	83
Korn/Ferry International (Æ)	2,900	39
Krispy Kreme Doughnuts, Inc. (Æ)	1,000	37
Kroll, Inc. (Æ)	6,500	169
K-Swiss, Inc. Class A	1,000	24
Labor Ready, Inc. (Æ)	23,000	301
Lamar Advertising Co. (Æ)	5,100	190
La-Z-Boy, Inc.	4,200	88
Liberty Corp.	700	32
Lithia Motors, Inc. Class A	3,800	96
Liz Claiborne, Inc.	4,200	149
Magna Entertainment Corp. Class A (Æ)	3,100	16
Mandalay Resort Group	1,200	54
Manpower, Inc.	900	42
Marcus Corp.	7,800	128
Marvel Enterprises, Inc. (Æ)	7,400	215
Maxwell Shoe Co. Class A (Æ)	1,000	17
Media General, Inc. Class A	2,800	182
Memberworks, Inc. (Æ)	4,000	109
Men's Wearhouse, Inc. (Æ)	10,900	273
Meredith Corp.	200	10
Metro One Telecommunications (Æ)	7,800	20
Modem Media, Inc. (Æ)	15,710	128
Movado Group, Inc.	5,200	147
Movie Gallery, Inc.	1,100	21
MPS Group, Inc. (Æ)	30,300	283
MSC Industrial Direct Co.	1,100	30
Navigant Consulting, Inc. (Æ)	4,600	87
Navigant International, Inc. (Æ)	2,800	39
NetFlix, Inc. (Æ)	1,800	98
Nu Skin Enterprises, Inc. Class A	11,800	202
On Assignment, Inc. (Æ)	12,100	63
O'Reilly Automotive, Inc. (Æ)	1,500	58
Oxford Industries, Inc.	2,200	75
Pacific Sunwear of California (Æ)	4,200	89
Papa John's International, Inc. (Æ)	4,100	137
Park Place Entertainment Corp. (Æ)	31,700	343
PDI, Inc. (Æ)	1,800	48
Penn National Gaming, Inc. (Æ)	6,500	150
Petco Animal Supplies, Inc. (Æ)	16,636	507
Petsmart, Inc.	4,100	98
PF Chang's China Bistro, Inc. (Æ)	1,200	61
Pier 1 Imports, Inc.	2,400	52
Playboy Enterprises, Inc. Class B (Æ)	1,400	23
Playtex Products, Inc. (Æ)	13,800	107
Polo Ralph Lauren Corp.	13,600	392
Pre-Paid Legal Services, Inc. (Æ)	4,900	128
Pulitzer, Inc.	6,700	362
Radio One, Inc. Class D (Æ)	8,700	168
Rare Hospitality International, Inc. (Æ)	8,500	208
Red Robin Gourmet Burgers, Inc. (Æ)	1,200	37
Reebok International, Ltd.	4,000	157
Regal Entertainment Group Class A	12,100	248
Regis Corp.	8,811	348
Rent-A-Center, Inc. (Æ)	15,000	448
RH Donnelley Corp.	4,200	167
RR Donnelley & Sons Co.	2,100	63
Ruby Tuesday, Inc.	5,500	157
Russell Corp.	2,300	40
Saks, Inc. (Æ)	34,800	523
Scholastic Corp. (Æ)	7,600	259

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Scientific Games Corp. Class A (Æ)	34,900	594
SCP Pool Corp. (Æ)	14,400	471
Select Comfort Corp. (Æ)	8,200	203
Service Corp. International	21,900	118
ShopKo Stores, Inc.	16,800	256
Sinclair Broadcast Group, Inc. Class A (Æ)	12,300	184
Six Flags, Inc.	11,200	84
SkillSoft Corp. ADR	23,400	202
Sohu.com, Inc. (Æ)	1,100	33
Sonic Corp. (Æ)	1,350	41
Sourcecorp (Æ)	3,400	87
Speedway Motorsports, Inc.	13,300	385
Spherion Corp. (Æ)	25,000	245
Stage Stores, Inc. (Æ)	8,800	246
Stamps.com, Inc. (Æ)	3,300	20
Station Casinos, Inc.	1,900	58
Steak N Shake Co. (The)	3,900	70
Stein Mart, Inc. (Æ)	1,900	16
Strayer Education, Inc.	800	87
Stride Rite Corp.	2,300	26
Sylvan Learning Systems, Inc. (Æ)	1,200	35
Tele2 AB Class A - ADR (Æ)	9,000	275
TeleTech Holdings, Inc. (Æ)	7,100	80
Tetra Tech, Inc. (Æ)	8,925	222
Thomas Nelson, Inc.	4,200	81
Tiffany & Co.	2,500	113
Timberland Co. Class A	800	42
Toro Co.	6,100	283
Tractor Supply Co. (Æ)	1,400	54
Tuesday Morning Corp. (Æ)	1,800	54
Unifirst Corp.	600	14
United Online, Inc. (Æ)	33,649	565
United Stationers, Inc.	12,100	495
Vail Resorts, Inc. (Æ)	2,400	41
Valassis Communications, Inc.	3,800	112
Vans, Inc. (Æ)	4,500	51
VeriSign, Inc. (Æ)	17,500	285
Wackenhut Corrections Corp. (Æ)	1,000	23
Watson Wyatt & Co. Holdings (Æ)	3,200	77
Weight Watchers International, Inc. (Æ)	3,600	138
West Corp. (Æ)	8,900	207
Wireless Facilities, Inc. (Æ)	12,010	178
WMS Industries, Inc.	4,800	126
Wolverine World Wide, Inc.	600	12
Yankee Candle Co., Inc. (Æ)	1,600	44
Zale Corp. (Æ)	800	43
		33,173
Consumer Staples - 2.7%		
7-Eleven, Inc. (Æ)	5,800	93
Adolph Coors Co. Class B	1,800	101
American Italian Pasta Co. Class A (Æ)	4,200	176
Chiquita Brands International, Inc. (Æ)	9,000	203
Church & Dwight, Inc.	4,300	170
Constellation Brands, Inc. Class A (Æ)	14,420	475
Dial Corp. (The)	1,800	51
DIMON, Inc.	2,500	17
Duane Reade, Inc. (Æ)	6,900	117
Flowers Foods, Inc.	1,650	43
J&J Snack Foods Corp. (Æ)	300	11
John B. Sanfilippo & Son (Æ)	900	46
Lance, Inc.	2,500	38
Longs Drug Stores Corp.	23,300	576
M & F Worldwide Corp. (Æ)	3,100	41
Nash Finch Co.	4,100	92
NBTY, Inc. (Æ)	7,700	207
Pathmark Stores, Inc. (Æ)	22,827	173
PepsiAmericas, Inc.	10,600	181
Pilgrim's Pride Corp.	4,200	69
Ralcorp Holdings, Inc. (Æ)	1,000	31
RJ Reynolds Tobacco Holdings, Inc.	10,200	593
Robert Mondavi Class A (Æ)	2,700	105
Sanderson Farms, Inc.	2,200	89
Smithfield Foods, Inc. (Æ)	1,300	27
Standard Commercial Corp.	1,200	24
Supervalu, Inc.	7,000	200
Tootsie Roll Industries, Inc.	2,287	82
Tyson Foods, Inc. Class A	13,200	175
Universal Corp.	3,500	155
Winn-Dixie Stores, Inc.	18,700	186
		4,547
Financial Services - 18.3%		
Accredited Home Lenders (Æ)	5,304	162
Advent Software, Inc. (Æ)	2,700	47
AG Edwards, Inc.	10,100	366
Alabama National Bancorp	500	26
Alliance Data Systems Corp. (Æ)	25,718	712
AMB Property Corp. (ö)	8,400	276
American Financial Group, Inc.	3,500	93
American Physicians Capital, Inc. (Æ)	1,900	35
AmeriCredit Corp. (Æ)	27,272	434
AMLI Residential Properties Trust (ö)	1,600	43
Anthracite Capital, Inc. (ö)	6,700	74
Anworth Mortgage Asset Corp.	11,700	163

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Arden Realty, Inc. (ö)	4,000	121
Arthur J Gallagher & Co.	1,500	49
Associated Banc-Corp	5,011	214
Astoria Financial Corp.	15,100	562
AvalonBay Communities, Inc. (ö)	5,200	249
Bancorpsouth, Inc.	4,700	111
Bank of Hawaii Corp.	20,000	843
Bank of the Ozarks, Inc.	1,600	36
BankAtlantic Bancorp, Inc. Class A	7,700	146
Banknorth Group, Inc.	4,800	156
Bankunited Financial Corp. Class A	8,000	206
Bedford Property Investors (ö)	2,700	77
BISystem Group, Inc. (The) (Æ)	14,000	208
Blackrock, Inc.	800	42
BOK Financial Corp. (Æ)	1,818	70
Boykin Lodging Co. (ö)	2,200	20
Brandywine Realty Trust (ö)	4,400	118
Capital Automotive REIT (ö)	7,200	230
CapitalSource, Inc. (Æ)	8,400	182
CarrAmerica Realty Corp. (ö)	1,800	54
Cash America International, Inc.	1,500	32
CBL & Associates Properties, Inc. (ö)	6,800	384
CCC Information Services Group (Æ)	3,600	61
Central Pacific Financial Corp.	700	21
Certegy, Inc.	3,900	128
Charter Municipal Mortgage Acceptance Co.	4,800	101
Checkfree Corp. (Æ)	1,100	30
Chelsea Property Group, Inc. (ö)	700	38
Chemical Financial Corp.	700	25
CIT Group, Inc.	5,000	180
City Holding Co.	600	21
City National Corp.	2,800	174
Colonial BancGroup, Inc. (The)	9,700	168
Commerce Bancorp, Inc.	1,000	53
Commerce Bancshares, Inc.	2,506	123
Commercial Federal Corp.	5,000	134
Commercial Net Lease Realty (ö)	5,000	89
CompuCredit Corp. (Æ)	10,400	221
Cornerstone Realty Income Trust, Inc. (ö)	700	6
Correctional Properties Trust (ö)	800	23
Corus Bankshares, Inc.	1,000	32
Crescent Real Estate Equities Co. (ö)	4,500	77
Cullen/Frost Bankers, Inc.	3,700	150
CVB Financial Corp.	1,100	21
Deluxe Corp.	5,900	244
Dime Community Bancshares	7,225	222
Doral Financial Corp.	20,850	673
Downey Financial Corp.	3,700	182
E*Trade Financial Corp. (Æ)	13,867	175
Eastgroup Properties (ö)	2,000	65
Eaton Vance Corp.	1,000	37
eFunds Corp. (Æ)	7,000	121
Entertainment Properties Trust (ö)	2,100	73
Equity Inns, Inc. (ö)	3,800	34
Equity One, Inc. (ö)	4,700	79
eSpeed, Inc. Class A (Æ)	10,503	246
Factset Research Systems, Inc.	2,800	107
Fair Isaac Corp.	3,325	163
FelCor Lodging Trust, Inc. (ö)	3,200	35
First American Corp.	16,200	482
First Bancorp Puerto Rico	1,400	55
First Commonwealth Financial Corp.	1,600	23
First Community Bancshares, Inc.	330	11
First Midwest Bancorp, Inc.	1,900	62
First Niagara Financial Group, Inc.	8,700	130
FirstFed Financial Corp.	3,600	157
Flagstar Bancorp, Inc.	6,400	137
Flushing Financial Corp.	1,200	22
FNB Corp.	1,700	60
Fremont General Corp.	1,900	32
Friedman Billings Ramsey Group, Inc. Class A	19,400	448
Fulton Financial Corp.	1,601	35
Gabelli Asset Management, Inc. Class A	6,800	271
Gables Residential Trust (ö)	5,000	174
Getty Realty Corp. (ö)	1,900	50
Glacier Bancorp, Inc.	1,700	55
Glenborough Realty Trust, Inc. (ö)	2,100	42
Global Payments, Inc.	14,500	683
Great Lakes REIT (ö)	2,000	31
Greater Bay Bancorp	4,600	131
Hancock Holding Co.	400	22
Harbor Florida Bancshares, Inc.	453	13
Hawthorne Financial Corp.	700	20
HCC Insurance Holdings, Inc.	1,100	35
Health Care REIT, Inc. (ö)	7,700	277
Healthcare Realty Trust, Inc. (ö)	1,200	43
Heritage Property Investment Trust (ö)	4,000	114
Hospitality Properties Trust (ö)	1,300	54
HRPT Properties Trust (ö)	64,400	650
Hudson United Bancorp	3,100	115
Iberiabank Corp.	500	30
IMPAC Mortgage Holdings, Inc. (ö)	9,500	173
Independence Community Bank Corp.	3,100	112
Independent Bank Corp.	1,980	56
IndyMac Bancorp, Inc.	8,011	239

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Innkeepers USA Trust (ö)	22,100	185
Instinet Group, Inc.	17,000	88
International Bancshares Corp.	500	24
Investment Technology Group, Inc.	13,200	213
Investors Financial Services Corp.	11,000	423
iShares Russell 2000 Growth Index Fund	2,300	136
iShares S&P MidCap 400/BARRA Growth Index Fund	1,500	178
Jack Henry & Associates, Inc.	15,100	311
Jefferies Group, Inc.	13,900	459
Keystone Property Trust (ö)	1,600	35
Kilroy Realty Corp. (ö)	500	16
Koger Equity, Inc. (ö)	5,200	109
Kronos, Inc. (Æ)	1,050	42
La Quinta Corp.	35,400	227
Landamerica Financial Group, Inc.	15,200	794
LaSalle Hotel Properties (ö)	1,800	33
Legg Mason, Inc.	1,800	139
Liberty Property Trust (ö)	2,500	97
Local Financial Corp. (Æ)	1,100	23
LTC Properties, Inc. (ö)	1,200	18
Mack-Cali Realty Corp. (ö)	4,600	191
MAF Bancorp, Inc.	400	17
Maguire Properties, Inc. (ö)	11,200	272
Markel Corp. (Æ)	1,850	469
MB Financial Corp.	1,650	60
Mercantile Bank Corp.	72	3
Mercury General Corp.	1,800	84
Mid-America Apartment Communities, Inc. (ö)	1,400	47
Moody's Corp.	2,600	157
Nara Bancorp, Inc.	2,400	66
National Health Investors, Inc. (ö)	4,600	114
National Penn Bancshares, Inc.	630	20
Nationwide Health Properties, Inc. (ö)	1,700	33
NDCHealth Corp.	6,200	159
New Century Financial Corp.	5,000	198
Nuveen Investments, Inc. Class A	8,700	232
OceanFirst Financial Corp.	3,703	101
Ohio Casualty Corp.	6,800	118
Pacific Capital Bancorp	1,100	41
Pan Pacific Retail Properties, Inc. (ö)	1,200	57
Pennsylvania Real Estate Investment Trust (ö)	1,200	44
PFF Bancorp, Inc.	3,720	135
Popular, Inc.	1,200	54
Post Properties, Inc. (ö)	6,600	184
Prentiss Properties Trust (ö)	2,200	73
PrivateBancorp, Inc.	1,100	50
ProAssurance Corp. (Æ)	2,200	71
Protective Life Corp.	7,300	247
Provident Bankshares Corp.	1,500	44
Providian Financial Corp.	39,234	457
PS Business Parks, Inc. (ö)	4,600	190
R&G Financial Corp. Class B	4,700	187
Radian Group, Inc.	3,600	176
Raymond James Financial, Inc.	11,015	415
Reckson Associates Realty Corp. (ö)	7,600	185
Redwood Trust, Inc. (ö)	7,000	356
Regency Centers Corp. (ö)	1,400	56
RenaissanceRe Holdings, Ltd.	5,300	260
Republic Bancorp, Inc.	26,359	356
Ryder System, Inc.	9,200	314
S1 Corp. (Æ)	15,300	123
Sandy Spring Bancorp, Inc.	5,800	217
Seacoast Financial Services Corp.	1,600	44
SEI Investments Co.	1,200	37
Selective Insurance Group	600	19
Senior Housing Properties Trust (ö)	4,800	83
Silicon Valley Bancshares	15,700	566
Sovereign Bancorp, Inc.	17,700	420
Sovran Self Storage, Inc. (ö)	1,100	41
Stancorp Financial Group, Inc.	2,800	176
Sterling Bancorp	2,390	68
Stewart Information Services Corp.	13,300	539
Student Loan Corp.	100	15
Summit Properties, Inc. (ö)	2,400	58
Susquehanna Bancshares, Inc.	1,200	30
Taubman Centers, Inc. (ö)	1,200	25
TCF Financial Corp.	3,600	185
Texas Regional Bancshares, Inc. Class A	825	31
TradeStation Group, Inc. (Æ)	10,000	89
Triad Guaranty, Inc. (Æ)	5,200	262
Trustmark Corp.	1,700	50
UCBH Holdings, Inc.	2,500	97
UICI (Æ)	2,400	32
UMB Financial Corp.	1,200	57
United Bankshares, Inc.	2,000	62
United PanAm Financial Corp. (Æ)	1,200	20
Universal Health Realty, Income (ö)	900	27
Virginia Commerce Bancorp (Æ)	1,800	58
Waddell & Reed Financial, Inc. Class A	2,000	47
Washington Mutual, Inc. 2005 Warrants (Æ)	44,300	8
Waypoint Financial Corp.	2,415	52

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Webster Financial Corp.	3,000	138
WeLLChoice, Inc. (Æ)	4,900	169
WesBanco, Inc.	600	17
Westamerica BanCorp.	300	15
WFS Financial, Inc. (Æ)	1,600	68
Whitney Holding Corp.	5,800	238
Wintrust Financial Corp.	400	18
World Acceptance Corp. (Æ)	9,800	195
WR Berkley Corp.	1,500	52
WSFS Financial Corp.	3,300	148
		30,356
Health Care - 12.0%		
Advanced Medical Optics, Inc. (Æ)	1,700	33
Advanced Neuromodulation Systems, Inc.	3,148	145
AdvancePCS (Æ)	2,400	126
Affymetrix, Inc. (Æ)	5,800	143
AkSystem, Ltd. (Æ)	1,400	12
Alaris Medical Systems, Inc. (Æ)	12,300	187
Allos Therapeutics (Æ)	7,800	28
Alpharma, Inc. Class A	8,200	165
American Medical Security Group, Inc.	1,300	29
American Pharmaceutical Partners, Inc. (Æ)	6,800	228
Andrx Corp. (Æ)	9,600	231
Applera Corp. - Celera Genomics Group (Æ)	26,600	370
Atrix Labs, Inc. (Æ)	2,800	67
Bausch & Lomb, Inc.	3,500	182
Beckman Coulter, Inc.	2,400	122
Beverly Enterprises, Inc. (Æ)	4,800	41
Celgene Corp. (Æ)	1,300	59
Cell GeneSystem, Inc. (Æ)	7,800	101
Chronimed, Inc. (Æ)	3,800	32
Collagenex Pharmaceuticals, Inc. (Æ)	11,300	127
Community Health Systems, Inc. (Æ)	9,200	245
Connetics Corp. (Æ)	1,500	27
Cooper Cos., Inc.	5,356	252
Covance, Inc. (Æ)	4,800	129
Coventry Health Care, Inc. (Æ)	1,600	103
CR Bard, Inc.	3,900	317
Cyberonics (Æ)	1,700	54
Cytyc Corp. (Æ)	4,900	67
D&K Healthcare Resources, Inc.	6,000	81
Dade Behring Holdings, Inc. (Æ)	7,300	261
DaVita, Inc. (Æ)	21,481	837
Decode Genetics, Inc. (Æ)	25,100	206
Dentsply International, Inc.	2,600	117
Edinburgh, Income and Value Trust PLC Class O	9,200	16
Edwards Lifesciences Corp. (Æ)	3,000	90
Endo Pharmaceuticals Holdings, Inc. (Æ)	9,000	173
Enzon Pharmaceuticals, Inc. (Æ)	12,800	154
eResearch Technology, Inc. (Æ)	9,600	244
First Health Group Corp. (Æ)	2,600	51
First Horizon Pharmaceutical Corp. (Æ)	7,200	81
Genencor International, Inc. (Æ)	8,600	135
Gen-Probe, Inc. (Æ)	6,788	248
Haemonetics Corp. (Æ)	2,800	67
Hanger Orthopedic Group, Inc. (Æ)	3,700	58
Health Net, Inc. (Æ)	9,300	304
Healthsouth Corp. (Æ)	27,600	127
Henry Schein, Inc. (Æ)	1,300	88
Human Genome Sciences, Inc. (Æ)	9,800	130
Humana, Inc.	39,100	892
ICOS Corp. (Æ)	800	33
ICU Medical, Inc. (Æ)	4,900	168
Idexx Laboratories, Inc. (Æ)	4,000	185
Ilex Oncology, Inc. (Æ)	12,700	270
Immucor, Inc. (Æ)	450	9
Inamed Corp. (Æ)	2,250	108
Integra LifeSciences Holdings Corp. (Æ)	700	20
Invitrogen Corp. (Æ)	3,300	231
Kensey Nash Corp. (Æ)	800	19
Kindred Healthcare, Inc. (Æ)	3,100	161
King Pharmaceuticals, Inc. (Æ)	12,800	195
Kos Pharmaceuticals, Inc. (Æ)	9,100	392
LabOne, Inc.	6,100	198
LCA-Vision, Inc. (Æ)	9,010	191
Ligand Pharmaceuticals, Inc. Class B (Æ)	23,600	347
Lincare Holdings, Inc. (Æ)	9,800	294
Manor Care, Inc.	8,900	308
Martek Biosciences Corp. (Æ)	1,400	91
Maxygen (Æ)	6,600	70
Medicis Pharmaceutical Class A	6,900	492
MGI Pharma, Inc. (Æ)	900	37
Mid Atlantic Medical Services (Æ)	2,100	136
Millennium Pharmaceuticals, Inc. (Æ)	16,900	316
Millipore Corp.	7,700	331
Myriad Genetics, Inc. (Æ)	4,100	53
Nabi Biopharmaceuticals (Æ)	2,600	33
NeighborCare, Inc. (Æ)	6,200	122

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Neurocrine Biosciences, Inc. (Æ)	9,700	529
NPS Pharmaceuticals, Inc. (Æ)	7,400	227
Odyssey HealthCare, Inc. (Æ)	4,424	129
Omnicare, Inc.	12,000	485
Omnicell, Inc. (Æ)	6,500	105
Orthofix International NV (Æ)	1,500	73
Owens & Minor, Inc.	1,500	33
Oxford Health Plans	1,500	65
Pacificare Health Systems (Æ)	9,300	629
Parexel International Corp. (Æ)	7,100	115
Patterson Dental Co. (Æ)	1,000	64
Pediatrix Medical Group, Inc. (Æ)	3,800	209
Perrigo Co.	2,100	33
Pharmaceutical Resources, Inc.	4,900	319
Pharmacopeia, Inc. (Æ)	18,600	264
Protein Design Labs, Inc. (Æ)	8,000	143
Province Healthcare Co. (Æ)	8,800	141
Quality Systems, Inc. (Æ)	1,100	49
Renal Care Group, Inc. (Æ)	2,500	103
Respironics, Inc. (Æ)	6,500	293
Select Medical Corp.	16,716	272
Serologicals Corp. (Æ)	9,311	173
SICOR, Inc. (Æ)	3,200	87
Sierra Health Services (Æ)	900	25
Sola International, Inc. (Æ)	1,800	34
Stericycle, Inc. (Æ)	5,600	262
Steris Corp. (Æ)	8,800	199
Sybron Dental Specialties, Inc. (Æ)	9,466	266
Thoratec Corp. (Æ)	1,500	20
Triad Hospitals, Inc. (Æ)	8,400	279
United Surgical Partners International, Inc. (Æ)	4,909	164
United Therapeutics Corp. (Æ)	1,800	41
US Oncology, Inc. (Æ)	18,300	197
Valeant Pharmaceuticals International	1,400	35
VCA Antech, Inc. (Æ)	15,759	488
ViaSystem Healthcare, Inc. (Æ)	400	8
Vicuron Pharmaceuticals, Inc. (Æ)	10,800	201
Visx, Inc. (Æ)	7,550	175
Watson Pharmaceuticals, Inc. (Æ)	6,000	276
West Pharmaceutical Services, Inc.	500	17
		20,019
Integrated Oils - 0.0%		
KCS Energy, Inc. (Æ)	3,600	38
Materials and Processing - 6.1%		
Aceto Corp.	4,000	102
Albany International Corp. Class A	11,200	380
Alumina, Ltd. - ADR	7,000	140
Ameron International Corp.	1,700	59
Aptargroup, Inc.	2,700	105
Arch Chemicals, Inc.	1,800	46
Armor Holdings, Inc. (Æ)	1,000	26
Ashland, Inc.	1,000	44
Ball Corp.	6,200	369
Boise Cascade Corp.	13,300	437
Building Material Holding Corp.	1,300	20
Cabot Corp.	9,700	309
Calgon Carbon Corp.	29,800	185
Carpenter Technology	6,300	186
Centex Construction Products, Inc.	1,400	84
Century Aluminum Co.	3,360	64
Ceradyne, Inc. (Æ)	3,860	131
Chesapeake Corp.	1,800	48
Clarcor, Inc.	2,300	101
Commercial Metals Co.	3,700	112
Constar International, Inc. (Æ)	8,100	44
Corn Products International, Inc.	2,400	83
Crown Holdings, Inc.	19,600	178
Cytec Industries, Inc. (Æ)	6,600	253
Delta & Pine Land Co.	700	18
Dycom Industries, Inc. (Æ)	12,400	333
Energizer Holdings, Inc. (Æ)	2,800	105
Fluor Corp.	400	16
Glatfelter	3,700	46
Golden Star Resources, Ltd. (Æ)	21,400	149
GrafTech International, Ltd. (Æ)	25,160	340
Greif, Inc. Class	100	4
HB Fuller Co.	1,800	54
Hercules, Inc.	3,400	41
Hughes Supply, Inc.	700	35
ID Biomedical Corp. (Æ)	5,300	63
IMC Global, Inc.	5,700	57
International Steel Group, Inc. (Æ)	5,100	199
Jacobs Engineering Group, Inc.	3,000	144
Jones Lang LaSalle, Inc. (Æ)	1,400	29
Lafarge North America, Inc.	3,700	150
Lennox International, Inc.	10,400	174
LNR Property Corp.	7,600	376
Lubrizol Corp.	5,700	185
MacDermid, Inc.	1,200	41
Martin Marietta Materials, Inc.	3,100	146
Maverick Tube Corp. (Æ)	7,019	135
Moore Wallace, Inc.	8,500	159

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Mueller Industries, Inc. (Æ)	4,000	137
Myers Industries, Inc.	1,875	23
NCI Building Systems, Inc. (Æ)	1,600	38
Nokia OYJ 2007 Warrants (Æ)	8,200	179
Owens-Illinois, Inc. (Æ)	16,600	197
Pactiv Corp. (Æ)	7,900	189
Quanta Services, Inc. (Æ)	22,000	161
Rayonier, Inc. (ö)	631	26
Reliance Steel & Aluminum Co.	5,600	186
Rogers Corp. (Æ)	1,400	62
Royal Gold, Inc.	1,600	33
RTI International Metals, Inc.	2,400	40
Ryerson Tull, Inc.	1,800	21
Schnitzer Steel Industries, Inc. Class A	1,900	115
Schulman A, Inc.	13,100	279
Scotts Co. (The) Class A (Æ)	300	18
Sealed Air Corp. (Æ)	2,900	157
Silgan Holdings, Inc. (Æ)	7,200	307
Smurfit-Stone Container Corp. (Æ)	9,600	178
Steel Dynamics, Inc. (Æ)	3,840	90
Texas Industries, Inc.	2,800	104
Trammell Crow Co. (Æ)	200	3
Tredegar Corp.	1,600	25
Trex Co., Inc. (Æ)	200	8
Ultralife Batteries, Inc. (Æ)	11,644	144
Unifi, Inc.	11,500	74
Universal Forest Products, Inc.	1,900	61
URS Corp.	8,300	208
USEC, Inc.	11,400	96
USG Corp.	8,000	133
Washington Group International, Inc. (Æ)	3,400	115
Watsco, Inc.	5,800	132
WD-40 Co.	500	18
York International Corp.	900	33
		10,095
Miscellaneous - 0.8%		
Brunswick Corp.	9,000	286
Carlisle Cos., Inc.	3,600	219
Dow Jones EURO STOXX 50 Return Index 2003 Warrants (Æ)	5,600	44
Kaman Corp. Class A	1,333	17
Lancaster Colony Corp.	400	18
OpticNet, Inc. (Æ)(Ÿ)	1,400	0
San-In Godo Bank, Ltd. (The) (Æ)	39,700	281
SPX Corp.	3,600	212
Textron, Inc.	1,800	103
Walter Industries, Inc.	4,900	65
		1,245
Other Energy - 4.1%		
Atwood Oceanics, Inc. (Æ)	2,300	73
Calpine Corp. (Æ)	64,900	312
CARBO Ceramics, Inc.	300	15
Chesapeake Energy Corp.	7,400	100
Comstock Resources, Inc. (Æ)	4,660	90
Consol Energy, Inc.	2,500	65
Cooper Cameron Corp. (Æ)	2,800	130
Encore Acquisition Co. (Æ)	800	20
ENSCO International, Inc.	10,800	293
Equitable Resources, Inc.	900	39
Evergreen Resources, Inc. (Æ)	7,800	254
Forest Oil Corp.	9,600	274
Holly Corp.	1,400	39
Houston Exploration Co. (Æ)	1,300	47
Hydril (Æ)	4,100	98
Key Energy Services, Inc. (Æ)	11,919	123
Massey Energy Co.	7,100	148
Matrix Service Co. (Æ)	10,600	192
National-Oilwell, Inc. (Æ)	19,200	429
Newfield Exploration Co. (Æ)	1,000	45
Oil States International, Inc. (Æ)	2,400	33
Parker Drilling Co.	9,700	25
Patina Oil & Gas Corp.	10,074	494
Patterson-UTI Energy, Inc. (Æ)	23,667	779
Pogo Producing Co.	600	29
Pride International, Inc. (Æ)	1,700	32
Reliant Resources, Inc. (Æ)	25,100	185
Smith International, Inc.	4,200	174
Sunoco, Inc.	11,800	604
Tesoro Petroleum Corp.	22,900	334
Tetra Technologies, Inc. (Æ)	7,200	175
Unit Corp.	8,200	193
Universal Compression Holdings, Inc. (Æ)	5,600	146
Valero Energy Corp.	3,900	181
Varco International, Inc. (Æ)	13,900	287
Veritas DGC, Inc. (Æ)	16,200	170
Westport Resources Corp. (Æ)	4,200	125
XTO Energy, Inc.	666	19
		6,771
Producer Durables - 6.2%		
Advanced Energy Industries, Inc. (Æ)	7,700	201
American Tower Corp. Class A	11,000	119

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
AMIS Holdings, Inc. (Æ)	5,600	102
Andrew Corp. (Æ)	18,337	211
Applied Industrial Technologies, Inc.	3,900	93
Arris Group, Inc. (Æ)	19,500	141
Artesyn Technologies, Inc. (Æ)	22,000	187
Asyst Technologies, Inc. (Æ)	9,639	167
Audiovox Corp. Class A (Æ)	9,800	126
August Technology Corp. (Æ)	9,172	170
Axcelis Technologies, Inc. (Æ)	15,763	161
Briggs & Stratton Corp.	5,400	364
Cascade Corp.	900	20
C-COR.net Corp. (Æ)	5,600	62
Centex Corp.	600	65
CNH Global NV	10,740	178
Crown Castle International Corp. (Æ)	9,100	100
CTS Corp.	3,400	39
Cummins, Inc.	5,100	250
Curtiss-Wright Corp.	3,800	171
Cymer, Inc. (Æ)	3,600	166
Diebold, Inc.	1,500	81
Dionex Corp. (Æ)	1,800	83
Dominion Homes, Inc. (Æ)	700	21
Donaldson Co., Inc.	2,000	118
Engineered Support Systems, Inc.	1,275	70
EnPro Industries, Inc. (Æ)	2,600	36
Esterline Technologies Corp.	1,300	35
General Cable Corp.	5,300	43
Genlyte Group, Inc. (Æ)	800	47
Graco, Inc.	2,700	108
HON Industries, Inc.	1,300	56
Hovnanian Enterprises, Inc. Class A (Æ)	800	70
Imagistics International, Inc. (Æ)	3,600	135
Kadant, Inc. (Æ)	800	17
KB Home	600	44
Littelfuse, Inc. (Æ)	2,000	58
LTX Corp. (Æ)	6,300	95
Magnetek, Inc. (Æ)	3,600	24
Manitowoc Co.	2,300	72
Mastec, Inc. (Æ)	3,500	52
Mattson Technology, Inc. (Æ)	2,600	32
MDC Holdings, Inc.	3,200	206
Mettler Toledo International, Inc. (Æ)	7,900	333
MKS Instruments, Inc. (Æ)	5,900	171
MTS Systems Corp.	1,900	37
Mykrolis Corp. (Æ)	2,573	41
NACCO Industries, Inc. Class A	3,600	322
NVR, Inc.	300	140
Orbital Sciences Corp. (Æ)	27,200	327
Pall Corp.	15,700	421
Photronics, Inc. (Æ)	18,700	373
Plantronics, Inc. (Æ)	6,100	199
Polycom, Inc. (Æ)	17,138	335
Pulte Homes, Inc.	700	66
Rofin-Sinar Technologies, Inc. (Æ)	5,300	183
Roper Industries, Inc.	2,900	143
Ryland Group, Inc.	2,800	248
Semitool, Inc. (Æ)	1,900	20
Standard-Pacific Corp.	6,800	330
Steelcase, Inc. Class A	5,800	83
Stewart & Stevenson Services	5,700	80
Tecumseh Products Co. Class A	4,300	208
Tektronix, Inc.	7,900	250
Teledyne Technologies, Inc. (Æ)	11,300	213
Teradyne, Inc. (Æ)	13,500	344
Terex Corp.	5,420	154
Thomas Industries, Inc.	900	31
Toll Brothers, Inc. (Æ)	8,100	322
Ultratech, Inc. (Æ)	1,200	35
United Defense Industries, Inc. (Æ)	6,800	217
United Industrial Corp.	5,000	90
WESCO International, Inc. (Æ)	5,600	50
		10,362

Technology - 17.7%

	Principal Amount ($) or Shares	Market Value $
3Com Corp. (Æ)	71,600	585
ADC Telecommunications, Inc. (Æ)	67,600	201
Adtran, Inc.	6,778	210
Advanced Digital Information Corp. (Æ)	26,100	365
Advanced Fibre Communications, Inc. (Æ)	14,600	294
Aeroflex, Inc. (Æ)	38,440	449
Agere Systems, Inc. Class A (Æ)	126,900	387
Agile Software Corp. (Æ)	11,000	109
Alliance Semiconductor Corp. (Æ)	1,000	7
Altiris, Inc. (Æ)	7,300	266
Amdocs, Ltd. (Æ)	10,900	245
Amkor Technology, Inc. (Æ)	8,384	153
Amphenol Corp. Class A (Æ)	1,000	64
Anadigics, Inc. (Æ)	3,000	18
Analogic Corp.	1,900	78
Anixter International, Inc. (Æ)	10,600	274
Anteon International Corp. (Æ)	10,900	393
Applied Micro Circuits Corp. (Æ)	27,120	162
Arrow Electronics, Inc.	4,100	95
Ascential Software Corp. (Æ)	15,061	391

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
AsiaInfo Holdings, Inc. (Æ)	2,500	17
Aspect Communications Corp. (Æ)	23,800	375
Aspen Technology, Inc. (Æ)	3,700	38
ATI Technologies, Inc. (Æ)	6,500	98
Autodesk, Inc.	1,400	34
Avaya, Inc. (Æ)	87,800	1,135
Avnet, Inc.	17,700	383
Avocent Corp. (Æ)	900	33
Benchmark Electronics, Inc. (Æ)	1,650	57
BMC Software, Inc. (Æ)	12,400	231
Brooktrout, Inc. (Æ)	2,100	26
California Micro Devices CP (Æ)	20,640	188
Captaris, Inc. (Æ)	3,600	20
Ceridian Corp. (Æ)	11,600	243
CEVA, Inc. (Æ)	3,500	36
Checkpoint Systems, Inc.	1,900	36
ChipPAC, Inc. Class A (Æ)	30,000	228
Ciena Corp. (Æ)	28,300	188
Cognos, Inc. (Æ)	7,300	224
Coherent, Inc. (Æ)	1,900	45
CommScope, Inc. (Æ)	11,800	193
Compucom Systems, Inc. (Æ)	5,500	29
Computer Network Technology Corp. (Æ)	4,800	46
Compuware Corp. (Æ)	27,900	169
Comtech Telecommunications (Æ)	5,019	145
Comverse Technology, Inc. (Æ)	26,300	463
Conexant Systems, Inc. (Æ)	13,000	65
Covad Communications Group, Inc. (Æ)	31,951	115
Cree, Inc. (Æ)	3,600	64
CSG Systems International (Æ)	10,500	131
Cypress Semiconductor Corp. (Æ)	28,700	613
Daktronics, Inc. (Æ)	1,600	40
Ditech Communications Corp. (Æ)	9,220	176
DRS Technologies, Inc. (Æ)	5,600	156
eCollege.com, Inc. (Æ)	1,700	31
EDO Corp.	17,500	431
EMC Corp.	2,700	35
Emulex Corp. (Æ)	6,700	179
EnteraSystem Networks, Inc. (Æ)	6,900	26
Epicor Software Corp. (Æ)	7,300	93
Epiphany, Inc. (Æ)	10,200	74
ESS Technology (Æ)	5,100	87
F5 Networks, Inc. (Æ)	11,600	291
Fairchild Semiconductor International, Inc. (Æ)	16,110	402
Filenet Corp. (Æ)	8,700	236
Flir Systems, Inc. (Æ)	4,400	161
Foundry Networks, Inc. (Æ)	6,317	173
Gateway, Inc. (Æ)	10,000	46
Group 1 Software, Inc. (Æ)	5,000	88
Harris Corp.	16,500	626
Hifn, Inc. (Æ)	14,378	171
Imation Corp.	7,200	253
Inet Technologies, Inc. (Æ)	1,800	22
InFocus Corp. (Æ)	6,400	62
Informatica Corp. (Æ)	26,700	275
Integrated Circuit Systems, Inc. (Æ)	6,200	177
Integrated Device Technology, Inc. (Æ)	17,200	295
Interland, Inc. (Æ)	3,600	24
International Rectifier Corp. (Æ)	5,900	292
Internet Security Systems (Æ)	9,300	175
Intersil Corp. Class A	7,400	184
InterVoice, Inc. (Æ)	9,900	118
Interwoven, Inc. (Æ)	15,375	194
Keane, Inc. (Æ)	4,400	64
Keynote Systems, Inc. (Æ)	9,200	109
KVH Industries, Inc. (Æ)	4,850	133
L-3 Communications Holdings, Inc. (Æ)	6,200	318
Lawson Software, Inc. (Æ)	18,100	149
Lionbridge Technologies (Æ)	3,700	36
LSI Logic Corp. (Æ)	97,000	859
Macromedia, Inc. (Æ)	7,500	134
Macrovision Corp. (Æ)	8,300	187
Magma Design Automation, Inc. (Æ)	5,400	126
MAPICS, Inc. (Æ)	2,400	31
Maxtor Corp. (Æ)	41,500	461
Mercury Interactive Corp. (Æ)	4,200	204
Merix Corp. (Æ)	13,000	319
Micromuse, Inc. (Æ)	20,065	138
Micros Systems, Inc. (Æ)	900	39
MicroStrategy, Inc. Class A (Æ)	2,907	153
National Instruments Corp.	4,900	223
National Semiconductor Corp. (Æ)	4,300	169
NCR Corp. (Æ)	2,000	78
Net2Phone, Inc. (Æ)	3,500	24
Netopia, Inc. (Æ)	12,230	178
NetScreen Technologies, Inc. (Æ)	7,500	186
Norske Skogindustrier ASA	5,200	17
Novell, Inc. (Æ)	31,100	327
O2Micro International, Ltd. (Æ)	12,800	287
Overland Storage, Inc. (Æ)	400	8
PanAmSat Corp. (Æ)	11,500	248
Park Electrochemical Corp.	2,100	56
PerkinElmer, Inc.	5,900	101
Planar Systems, Inc. (Æ)	1,600	39

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Plexus Corp. (Æ)	3,700	64
PMC - Sierra, Inc. (Æ)	5,500	111
Pomeroy IT Solutions, Inc.	1,600	24
QAD, Inc. (Æ)	6,100	75
Quantum Corp. (Æ)	53,100	166
Quest Software, Inc. (Æ)	22,700	322
RadiSystem Corp. (Æ)	4,200	71
Remec, Inc. (Æ)	11,900	100
Reynolds & Reynolds Co. (The) Class A	5,400	157
RSA Security, Inc. (Æ)	6,700	95
SAFLINK Corp. (Æ)	4,423	12
Sandisk Corp. (Æ)	10,054	615
Sanmina-SCI Corp. (Æ)	63,800	804
Scientific-Atlanta, Inc.	8,000	218
Seachange International, Inc. (Æ)	5,100	79
Semtech Corp. (Æ)	15,553	354
Serena Software, Inc. (Æ)	10,600	195
Sigma Designs, Inc. (Æ)	3,300	25
Silicon Laboratories, Inc. (Æ)	5,400	233
Silicon Storage Technology, Inc. (Æ)	47,980	528
Skyworks Solutions, Inc.	14,600	127
SonicWALL, Inc. (Æ)	17,180	134
Spectrasite, Inc. (Æ)	2,100	73
SRA International, Inc. Class A (Æ)	200	9
SRS Labs, Inc. (Æ)	16,750	156
Storage Technology Corp. (Æ)	2,300	59
Sybase, Inc. (Æ)	4,500	93
SYKES Enterprises, Inc. (Æ)	2,200	19
Symbol Technologies, Inc.	15,200	257
Tellabs, Inc. (Æ)	28,000	236
TIBCO Software, Inc. (Æ)	26,700	181
Trident MicroSystems, Inc. (Æ)	9,172	160
Triquint Semiconductor, Inc. (Æ)	10,400	74
TTM Technologies, Inc. (Æ)	25,287	427
Ulticom, Inc. (Æ)	7,667	74
UniSystem Corp.	16,300	242
UNOVA, Inc. (Æ)	19,800	454
Utstarcom, Inc. (Æ)	5,700	211
Valueclick, Inc. (Æ)	18,630	169
Verso Technologies, Inc. (Æ)	36,983	118
Viasat, Inc. (Æ)	1,100	21
Vitesse Semiconductor Corp. (Æ)	23,624	139
Wavecom Sa - ADR (Æ)	8,200	112
Western Digital Corp. (Æ)	10,800	127
Zoran Corp. (Æ)	5,900	103
		29,431
Utilities - 4.1%		
AES Corp. (The)	36,100	341
AGL Resources, Inc.	8,200	239
Allegheny Energy, Inc.	3,000	38
Allete, Inc.	6,400	196
Avista Corp.	9,900	179
Cascade Natural Gas Corp.	10,600	224
CenturyTel, Inc.	4,600	150
Cincinnati Bell, Inc.	30,900	156
CMS Energy Corp.	10,900	93
Dobson Communications Corp. Class A (Æ)	19,500	128
Empire District Electric Co. (The)	1,600	35
Energen Corp.	11,000	451
General Communication Class A (Æ)	2,700	23
IDT Corp. (Æ)	12,400	275
KeySpan Corp.	8,800	324
Laclede Group, Inc. (The)	1,000	29
New Jersey Resources Corp.	2,100	81
Nextel Partners, Inc. Class A (Æ)	22,400	301
Northeast Utilities	35,700	720
Northwest Natural Gas Co.	1,700	52
NSTAR	4,700	228
OGE Energy Corp.	8,700	210
Oneok, Inc.	1,500	33
Pinnacle West Capital Corp.	2,800	112
Primus Telecommunications GP (Æ)	18,400	187
PTEK Holdings, Inc. (Æ)	41,087	362
Questar Corp.	7,100	250
SEMCO Energy, Inc.	3,400	17
South Jersey Industries, Inc.	1,100	45
Southwest Gas Corp.	3,100	70
Southwestern Energy Co.	1,000	24
Talk America Holdings, Inc. (Æ)	4,600	53
Telephone & Data Systems, Inc.	7,100	444
Time Warner Telecom, Inc. Class A (Æ)	11,700	119
UGI Corp.	6,500	220
US Cellular Corp. (Æ)	9,200	327
Western Wireless Corp. Class A (Æ)	3,600	66
WGL Holdings, Inc.	2,800	78
WPS Resources Corp.	100	5
		6,885
Total Common Stocks (cost $129,544)		156,989

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Short-Term Investments - 6.2%		
Frank Russell Investment Company Money Market Fund	9,683,000	9,683
United States Treasury Bill (ÿ)(§) 0.880% due 03/11/04	700	699
Total Short-Term Investments (cost $10,382)		10,382
Total Investments - 100.6% (identified cost $139,926)		167,371
Other Assets and Liabilities, Net - (0.6%)		(986)
Net Assets - 100.0%		166,385

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Russell 2000 E-Mini Index expiration date 03/04 (56)	3,120	128
Russell 2000 Index expiration date 03/04 (15)	4,179	132
S&P 500 E-Mini Index expiration date 03/04 (16)	888	28
S&P 500 Index expiration date 03/04 (7)	1,944	45
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		333

See accompanying notes which are an integral part of the financial statements.

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Russell Investment Funds
Non-U.S. Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Non-US Fund
MSCI EAFE**
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Non-U.S. Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,878	38.78%
5 Years	$ 10,478	0.94%§
Inception	$ 11,871	2.48%§

MSCI EAFE

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,917	39.17%
5 Years	$ 10,130	0.26%§
Inception	$ 12,441	3.17%§

Russell Investment Funds
Non-U.S. Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to provide favorable total return and additional diversification for US investors by investing primarily in equity and fixed-income securities of non-US companies and securities issued by non-US governments.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide long-term capital growth.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ending December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Non-U.S. Fund gained 38.78%. This compared to its benchmark the MSCI EAFE Index, which gained 39.17%. The Fund's performance is net of operating expenses of 1.16%. Index returns do not reflect deduction of fees, expenses, or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

The Fund's results were largely driven by the strong market recovery that began in March 2003. The Fund's value managers, The Boston Company and AQR were most effective in capturing the recovery in stock valuations as market trends started to reflect an inflection point in investors' sentiment from extreme pessimism to moderate optimism.

In contrast, the Fund's growth-oriented managers' results generally lagged the MSCI EAFE benchmark. Their efforts to find growth were frustrated by a lack of sustained positive earnings trends. There was scarcity of sustained trends in earnings and/or price appreciation during much of the period.

AQR performed very well during the period. AQR was helped by the valuation bias in its process that helped it participate in the strong performance of value sectors.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

Generally speaking, the Fund's managers' portfolios were positioned in anticipation of economic recovery. While the managers all incrementally added to stocks and sectors likely to benefit from economic recovery, both cyclical and growth cyclical, they varied by their emphases on value, growth, or momentum. For most of the period, value-driven approaches fared much better than their growth counterparts. The Fund's value managers outperformed by exploiting many oversold opportunities as investors were extremely punitive of stocks falling short of earnings expectations. They also benefited from their avoidance of high-priced stocks with strong earnings forecasts, which were aggressively sold off based on disappointing news. Their focus on valuation also had the beneficial byproduct of generally leading them to small and medium capitalization stocks which materially outperformed larger capitalization stocks.

In contrast, the Fund's growth managers generally attempted to increase exposure in areas of the market perceived as improving. This proved mostly ineffective given an absence of sustained momentum in the market. Much of the strongest earnings results during the year were attributable to one-time gains from restructuring.

What changes were made to the Fund's structure or to the money manager line-up?

No changes were made to the Fund's structure or its money manager line-up during the year.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

The Fund's value managers were the most effective over the 12 months ended December 31. Value disciplines were effective at avoiding the market's downward spiral through March 2003, but also proved effective at tapping into opportunities in oversold areas of the market that later benefited from both economic recovery and improving investor sentiment.

Effective security selection was a positive contributor to the Fund's performance. The Fund's benchmark-relative overweight positions in many strong performers, including NOK Corporation, Deutsche Post, and Sun Hung Kai Properties provided solid gains to the Fund. The Fund's benchmark-relative underweight positions in Sony, BP, Royal Dutch, and Nokia were also significant contributors.

The Fund's money managers' investments in Japan during the period were particularly effective in capturing a strong recovery in Japanese share prices beginning in late April, but gave back late in the year on profit taking. An underweight to the United Kingdom also contributed. While limited by specified guidelines, the Fund's exposure to emerging markets was another source of positive performance from country allocation decisions. Emerging markets performed very well over this period with the MSCI Emerging Markets Free Index up 56.28%.

Sector positioning had a slight negative impact on the Fund's results. The Fund was, on average, underweight financials, which had a strong year end rally.

What was the investment environment like for stock selection? How did the Fund fare in this environment?

It was a very challenging market environment from a stock selection perspective. Leadership changed significantly during the period. A three-year bear market reached its lowest point in March 2003. The ensuing period was marked by a strong market rally.

Russell Investment Funds
Non-U.S. Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Value based selection disciplines generally yielded favorable results. However, growth-oriented approaches struggled with the absence of sustained momentum and the dearth of strong growth in corporate operating income. Rotation in sector leadership during the period proved challenging for the Fund's growth money managers. Strong currencies also complicated assessments of future earnings growth. The strong Euro, in particular, was a clear threat to future earnings growth of European companies.

Given the difficult investment environment for active management, the Fund's strategy of combining a diversified mix of investment processes fared reasonably well. Fund results were ahead of peer group results. Few trends in stock prices proved persistent.

The Fund benefited from a number of structural factors. Its modest emphasis towards medium capitalization stocks proved critical given performance trends favoring smaller companies. Diversification by investment style also helped moderate the impact of growth-driven strategies on performance early in the period while facilitating participation in a growth-led rally during the year.

Money Managers	Styles
AQR Capital Management, LLC	Value
Fidelity Management & Research Co.	Growth
Oechsle International Advisors, LLC	Growth
The Boston Company Asset Management, LLC	Value

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index is an index composed of an arithmetic, market value-weighted average of the performance of approximately 1,600 securities listed on the stock exchange of the countries of Europe, Australia, and the Far East. The index is calculated on a total-return basis, which includes reinvestment of gross dividends before deduction of withholding taxes.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Investments in securities of non-US issuers and foreign currencies involve investment risks different from those of US issuers. The Prospectus contains further information and details regarding these risks.

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 89.5%		
Australia - 3.2%		
Alumina, Ltd.	1,000	5
Amcor, Ltd.	14,885	93
AMP, Ltd. (Æ)	118,805	448
Ansell, Ltd.	300	1
Australia & New Zealand Banking Group, Ltd.	36,963	492
Australian Gas Light Co., Ltd.	1,200	10
Australian Stock Exchange, Ltd.	6,800	88
BHP Billiton, Ltd.	155,438	1,428
Billabong International, Ltd.	5,700	31
BlueScope Steel, Ltd.	11,000	46
Boral, Ltd.	8,500	33
Brambles Industries, Ltd. (Æ)	6,500	26
CFS Gandel Retail Trust	26,100	26
Coca-Cola Amatil, Ltd.	2,600	12
Cochlear, Ltd. (Æ)	3,000	49
Coles Myer, Ltd.	3,200	18
Commonwealth Bank of Australia	6,200	138
Commonwealth Property Office Fund	20,300	18
CSL, Ltd. (Æ)	7,800	105
CSR, Ltd.	21,600	30
David Jones, Ltd.	12,000	13
Deutsche Office Trust	13,900	12
Foster's Group, Ltd.	8,400	28
Futuris Corp., Ltd.	2,900	3
General Property Trust	14,100	32
Iluka Resources, Ltd.	2,000	7
Insurance Australia Group, Ltd.	5,900	19
James Hardie Industries NV	300	2
Leighton Holdings, Ltd.	300	3
Lend Lease Corp., Ltd.	13,500	102
Macquarie Bank, Ltd.	5,500	147
Macquarie Infrastructure Group	7,500	19
National Australia Bank, Ltd.	38,627	872
News Corp., Ltd.	42,304	382
OneSteel, Ltd.	19,400	30
Orica, Ltd.	3,100	33
Origin Energy, Ltd.	6,200	22
PaperlinX, Ltd.	5,100	19
Promina Group, Ltd.	15,412	38
Publishing & Broadcasting, Ltd.	8,103	76
Qantas Airways, Ltd.	31,133	77
QBE Insurance Group, Ltd.	29,181	233
Rinker Group, Ltd.	35,437	175
Rio Tinto, Ltd.	2,674	75
Santos, Ltd.	88,800	460
Sons of Gwalia, Ltd. (Æ)	300	1
Stockland Trust Group	7,600	30
Suncorp-Metway, Ltd.	1,400	13
Tabcorp Holdings, Ltd.	600	5
Telstra Corp., Ltd.	26,200	95
Wesfarmers, Ltd.	1,300	26
Westfield Holdings, Ltd.	3,800	40
Westfield Trust	10,200	27
Westpac Banking Corp.	23,962	289
WMC Resources, Ltd. (Æ)	4,700	20
Woolworths, Ltd.	10,900	97
		6,619
Belgium - 1.3%		
AGFA-Gevaert NV	6,890	196
Colruyt SA	1,700	164
Delhaize Group	900	46
Dexia	41,910	722
Electrabel	91	29
Fortis	69,196	1,393
KBC Bancassurance Holding	1,000	47
Solvay SA	600	52
		2,649
Brazil - 0.1%		
Petroleo Brasileiro SA - ADR	8,320	243
Denmark - 0.6%		
AP Moller - Maersk A/S (Æ)	15	103
Coloplast A/S Class B	100	9
D/S Svendborg Class B (Æ)	1	7
Danisco A/S	200	9
Danske Bank A/S	23,990	563
DSV DE Sammenslut Vogn A/S (Æ)	100	4
FLS Industries A/S Class B (Æ)	1,000	12
GN Store Nord (Æ)	3,000	19
ISS A/S	8,200	404
Novo-Nordisk A/S Class B	3,684	150
TDC A/S	500	18
		1,298
Finland - 1.1%		
Elisa Oyj Class S (Æ)	1,700	23
Fortum Oyj	24,500	253
Nokia OYJ	31,620	547
Nokia OYJ - ADR	21,708	369
Sampo Oyj Class A	67,209	695
Stora Enso Oyj	2,900	39
UPM-Kymmene Oyj	19,900	380
		2,306

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
France - 9.1%		
Accor	12,248	555
Air France	2,800	43
Air Liquide	82	14
Alcatel SA (Æ)	25,800	332
Altran Technologies SA (Æ)	2,900	37
Aventis SA	33,806	2,235
AXA	49,629	1,062
BNP Paribas	20,384	1,284
Caisse Nationale du Credit Agricole (Æ)	13,963	333
Cap Gemini SA (Æ)	4,370	194
Carrefour SA	14,842	815
Casino Guichard Perrachon SA	600	58
Christian Dior SA	3,700	224
Cie de Saint-Gobain	5,200	255
CNP Assurances	4,110	214
France Telecom (Æ)	29,713	849
Groupe Danone	806	132
Klepierre (Æ)	100	6
Lafarge SA	11,823	1,053
Lagardere S.C.A.	500	29
L'Oreal SA	4,873	400
Michelin (C.G.D.E.) Class B	9,773	448
Orange SA	8,161	446
Pernod-Ricard	1,200	133
Peugeot SA	4,000	204
Pinault-Printemps-Redoute	3,668	355
Renault SA	100	7
Rhodia SA (Æ)	20,414	91
Sanofi-Synthelabo SA	300	23
Schneider Electric SA	4,690	307
Societe Assurances Generales de France	5,874	319
Societe BIC SA (Æ)	300	14
Societe Generale	1,100	97
Suez SA	22,826	459
Thomson	31,000	660
Total SA	16,240	3,020
Total SA - ADR	10,016	927
Unibail (Æ)	400	38
Valeo SA	6,977	279
Vivendi Universal SA	32,400	788
		18,739
Germany - 6.8%		
Adidas-Salomon AG	6,710	764
Allianz AG	13,565	1,712
Altana AG	2,200	132
BASF AG	2,900	163
Bayer AG	2,200	64
Bayerische Hypo-und Vereinsbank AG (Æ)	22,658	524
Bayerische Motoren Werke AG (Æ)	17,554	814
Celesio AG	1,500	73
Continental AG	2,600	99
DaimlerChrysler AG	3,300	154
Deutsche Bank AG	19,336	1,602
Deutsche Genossenschafts-Hypothekenbank (Æ)	3,800	213
Deutsche Lufthansa AG	22,023	368
Deutsche Post AG	41,090	847
Deutsche Telekom AG (Æ)	42,700	782
E.ON AG	14,069	918
Infineon Technologies AG (Æ)	4,600	64
KarstadtQuelle AG	14,600	361
Linde AG	900	48
MAN AG (Æ)	4,600	140
Merck KGaA	3,300	137
Metro AG	9,246	408
Muenchener Rueckversicherungs AG	4,084	495
Puma AG Rudolf Dassler Sport (Æ)	533	94
SAP AG (Æ)	143	24
Schering AG	9,463	479
Siemens AG	13,639	1,092
Volkswagen AG	26,826	1,494
		14,065
Greece - 0.5%		
EFG Eurobank Ergasias SA (Æ)	8,600	167
Hellenic Telecommunications Organization SA	43,952	582
OPAP SA (Æ)	11,000	159
		908
Hong Kong - 1.7%		
Bank of East Asia	58,211	178
BOC Hong Kong Holdings, Ltd.	11,500	22
Cathay Pacific Airways, Ltd.	6,000	11
Cheung Kong Holdings, Ltd.	43,000	341
Cheung Kong Infrastructure Holdings, Ltd.	5,000	11
China Mobile Hong Kong, Ltd.	101,000	310
CLP Holdings, Ltd.	12,000	57
Esprit Holdings, Ltd.	23,000	76
Hang Lung Properties, Ltd.	6,000	8
Hang Seng Bank, Ltd.	3,700	49
Henderson Land Development	2,000	9

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Hong Kong & China Gas	23,000	35
Hong Kong Exchanges and Clearing, Ltd. (Æ)	14,000	30
HongKong Electric Holdings	9,000	36
Hopewell Holdings	10,000	15
Hutchison Whampoa, Ltd.	71,000	521
Hysan Development Co., Ltd.	1,000	2
Li & Fung, Ltd.	80,000	137
MTR Corp.	167,695	221
New World Development, Ltd.	6,000	5
PCCW, Ltd. (Æ)	2,000	1
Shangri-La Asia, Ltd.	6,000	6
Sun Hung Kai Properties, Ltd.	95,800	790
Swire Pacific, Ltd. Class A	76,300	470
Techtronic Industries Co. (Æ)	10,000	28
Wharf Holdings, Ltd.	48,000	133
Yue Yuen Industrial Holdings (Æ)	5,000	14
		3,516
Ireland - 0.6%		
Bank of Ireland	61,688	840
CRH PLC	16,100	330
		1,170
Italy - 4.2%		
Arnoldo Mondadori Editore SpA	5,800	52
Autostrade SpA (Æ)	24,900	437
Banca Intesa SpA	391,388	1,530
Banca Popolare di Milano SCRL	8,500	56
Banche Popolari Unite Scrl (Æ)	10,303	187
Banco Popolare di Verona e Novara Scrl	27,270	462
Benetton Group SpA	3,300	38
Enel SpA	17,000	116
ENI-Ente Nazionale Idrocarburi SpA	95,334	1,799
Fiat SPA (Æ)	58,477	448
Finmeccanica SpA	676,340	530
Gruppo Editoriale L'Espresso SpA	10,200	64
Italcementi SpA	9,700	121
Mediaset SpA	93,094	1,106
Parmalat Finanziaria SpA (Ÿ)	12,500	2
Riunione Adriatica di Sicurta SpA	22,562	384
Sanpaolo IMI SpA	7,505	98
Telecom Italia (Æ)	56,600	168
Telecom Italia SpA (Æ)	246,549	502
Tiscali SpA (Æ)	2,100	15
UniCredito Italiano SpA	98,800	533
		8,648

	Principal Amount ($) or Shares	Market Value $
Japan - 20.5%		
77 Bank, Ltd. (The)	69,000	389
Acom Co., Ltd.	430	20
Aeon Co., Ltd.	2,100	70
Aiful Corp.	8,300	607
Ajinomoto Co., Inc.	9,000	104
Alps Electric Co., Ltd.	5,000	73
Amano Corp.	2,000	15
Aoyama Trading Co., Ltd.	300	6
Asahi Glass Co., Ltd.	8,000	66
Autobacs Seven Co., Ltd.	700	16
Bank of Yokohama, Ltd. (The)	1,000	5
Benesse Corp.	900	22
Bridgestone Corp.	41,000	551
Brother Industries, Ltd.	3,000	28
Canon, Inc.	31,000	1,443
Central Glass Co., Ltd.	4,000	25
Central Japan Railway Co.	7	60
Chubu Electric Power Co., Inc.	3,800	79
Citizen Watch Co., Ltd.	22,000	202
Credit Saison Co., Ltd.	41,900	946
Dai Nippon Printing Co., Ltd.	4,000	56
Daicel Chemical Industries, Ltd.	16,000	66
Daikin Industries, Ltd.	5,000	115
Daimaru, Inc.	7,000	39
Dainippon Ink and Chemicals, Inc.	2,000	4
Dainippon Screen Manufacturing Co., Ltd. (Æ)	10,000	68
Daito Trust Construction Co., Ltd.	5,200	154
Daiwa House Industriesustry Co., Ltd. (Æ)	1,000	11
Daiwa Securities Group, Inc.	8,000	54
Denki Kagaku Kogyo K K	23,000	74
Denso Corp.	19,000	374
Dentsu, Inc.	61	307
Dowa Mining Co., Ltd.	23,000	124
East Japan Railway Co.	41	193
Eisai Co., Ltd.	21,700	585
FamilyMart Co., Ltd.	1,100	25
Fast Retailing Co., Ltd.	5,600	340
Fuji Electric Holdings Co., Ltd.	18,000	39
Fuji Heavy Industries, Ltd.	64,900	315
Fuji Machine Manufacturing Co., Ltd.	8,300	105
Fuji Photo Film Co., Ltd.	25,000	807
Fuji Soft ABC, Inc.	200	6
Fujikura, Ltd.	7,000	41
Fujitsu Support and Service, Inc.	1,200	20
Fujitsu, Ltd. (Æ)	1,000	6
Funai Electric Co., Ltd.	2,400	329

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Gunze, Ltd.	2,000	9
Hankyu Department Stores	3,000	20
Hitachi Cable, Ltd.	10,000	38
Hitachi Chemical Co., Ltd.	8,000	134
Hitachi Construction Machinery Co., Ltd.	2,000	30
Hitachi Zosen Corp. (Æ)	3,500	7
Hitachi, Ltd.	9,000	54
Hokkaido Electric Power Co., Inc.	1,400	23
Hokuriku Electric Power Co.	1,400	23
Honda Motor Co., Ltd.	35,000	1,555
Hoya Corp.	2,000	184
Ibiden Co., Ltd.	2,100	26
Isetan Co., Ltd.	7,100	78
Isuzu Motors, Ltd. (Æ)	14,000	28
Itochu Corp.	14,000	46
Itochu Techno-Science Corp.	800	25
Ito-Yokado Co., Ltd.	13,000	409
Jafco Co., Ltd.	700	55
Japan Radio Co., Ltd. (Æ)	10,000	49
Japan Retail Fund Investment Corp. (ö)	6	39
Japan Tobacco, Inc.	9	66
JFE Holdings, Inc.	6,300	172
JGC Corp.	1,000	10
JSR Corp.	5,000	112
Kaken Pharmaceutical Co., Ltd.	2,000	10
Kamigumi Co., Ltd. (Æ)	9,000	64
Kaneka Corp.	7,000	52
Kansai Electric Power Co., Inc. (The)	7,200	126
Kao Corp.	32,000	651
Kawasaki Heavy Industries, Ltd.	16,000	20
Kawasaki Kisen Kaisha, Ltd.	21,000	104
KDDI Corp.	61	349
Keyence Corp.	500	105
Kobayashi Pharmaceutical Co., Ltd.	200	5
Kokuyo Co., Ltd.	2,400	26
Konami Corp.	300	9
Konica Minolta Holdings, Inc.	27,000	363
Koyo Seiko Co., Ltd.	8,000	82
Kubota Corp.	2,000	8
Kyocera Corp.	2,700	180
Kyushu Electric Power Co., Inc.	4,400	76
Lawson, Inc.	15,100	516
Mabuchi Motor Co., Ltd.	7,200	554
Makita Corp.	5,000	50
Marubeni Corp.	22,000	42
Matsumotokiyoshi Co., Ltd.	10,300	231
Matsumotokiyoshi Co., Ltd.	10,300	231
Matsushita Electric Industrial Co., Ltd.	76,000	1,051
Meiji Dairies Corp.	2,000	9
Meitec Corp.	2,100	81
Millea Holdings, Inc.	17	222
Minebea Co., Ltd.	83,000	421
Mitsubishi Electric Corp.	9,000	37
Mitsubishi Estate Co., Ltd.	32,000	303
Mitsubishi Gas Chemical Co., Inc.	5,000	17
Mitsubishi Heavy Industries, Ltd.	24,000	67
Mitsubishi Securities Co., Ltd.	15,000	163
Mitsubishi Tokyo Financial Group, Inc.	104	811
Mitsui & Co., Ltd.	55,000	443
Mitsui Chemicals, Inc.	9,000	52
Mitsui Engineering & Shipbuilding Co., Ltd.	18,000	30
Mitsui Fudosan Co., Ltd.	9,000	81
Mitsui OSK Lines, Ltd.	35,000	171
Mitsui Sumitomo Insurance Co., Ltd.	10,000	82
Mitsui Trust Holdings, Inc.	6,000	34
Mitsumi Electric Co., Ltd.	1,300	14
Mizuho Financial Group, Inc. (Æ)	73	221
Murata Manufacturing Co., Ltd.	13,300	719
Namco, Ltd.	2,200	61
NEC Corp.	5,000	37
Nichicon Corp.	6,700	68
Nichii Gakkan Co. (Æ)	550	31
Nichirei Corp.	1,000	3
Nidec Corp.	900	86
Nikko Cordial Corp.	35,000	195
Nintendo Co., Ltd.	500	47
Nippon Electric Glass Co., Ltd. (Æ)	3,000	58
Nippon Express Co., Ltd.	135,000	637
Nippon Light Metal Co. (Æ)	27,000	64
Nippon Oil Corp.	9,000	46
Nippon Sanso Corp.	8,000	34
Nippon Shokubai Co., Ltd.	4,000	30
Nippon Steel Corp.	65,000	139
Nippon Telegraph & Telephone Corp.	137	661
Nippon Yusen Kabushiki Kaisha	7,000	32
Nishimatsu Construction Co., Ltd.	4,000	13
Nishimatsuya Chain Co., Ltd.	2,100	54
Nissan Motor Co., Ltd.	96,600	1,103
Nisshin Steel Co., Ltd.	29,000	54
Nitto Denko Corp.	5,400	287
NOK Corp.	6,000	218
Nomura Holdings, Inc.	60,000	1,022
Nomura Research Institute, Ltd. (Æ)	100	10
NTN Corp.	24,000	114
NTT DoCoMo, Inc.	191	433
OJI Paper Co., Ltd.	16,000	103

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Olympus Corp.	4,000	87
Ono Pharmaceutical Co., Ltd. (Æ)	500	19
ORIX Corp.	7,600	628
Pacific Metals Co., Ltd. (Æ)	12,000	72
Pioneer Corp.	200	6
Promise Co., Ltd.	100	4
Resona Holdings, Inc. (Æ)	16,000	20
Ricoh Co., Ltd.	37,000	730
Rinnai Corp.	18,500	439
Rohm Co., Ltd.	3,300	387
Sammy Corp.	1,950	48
Sanken Electric Co., Ltd.	9,000	126
Sankyo Co., Ltd.	5,600	143
Sankyo Seiki MFG Co., Ltd. (Æ)	4,000	28
Sanyo Shokai, Ltd.	6,000	39
Seino Transportation Co., Ltd.	8,000	66
Sekisui House, Ltd.	28,800	297
SFCG Co., Ltd.	4,140	531
Sharp Corp.	2,000	32
Shimachu Co., Ltd.	8,400	167
Shin-Etsu Chemical Co., Ltd.	30,700	1,255
Shinko Electric Industries	300	7
Shiseido Co., Ltd.	31,000	377
Showa Shell Sekiyu KK	4,800	39
Skylark Co., Ltd.	26,800	443
SMC Corp.	1,200	149
Snow Brand Milk Products Co., Ltd. (Æ)	1,500	4
Softbank Corp.	100	3
Sompo Japan Insurance, Inc.	6,000	49
Sony Corp.	3,700	128
Stanley Electric Co., Ltd.	15,200	294
Sumisho Lease Co., Ltd.	4,400	140
Sumitomo Bakelite Co., Ltd.	43,000	280
Sumitomo Chemical Co., Ltd.	90,100	372
Sumitomo Corp.	34,000	253
Sumitomo Electric Industries, Ltd.	12,000	107
Sumitomo Heavy Industries, Ltd. (Æ)	30,000	68
Sumitomo Mitsui Financial Group. Inc.	103	549
Sumitomo Osaka Cement Co., Ltd.	12,000	24
Sumitomo Trust & Banking Co., Ltd. (The)	6,000	35
Suzuken Co., Ltd.	1,400	45
Takeda Chemical Industries, Ltd.	27,100	1,075
Takefuji Corp.	440	21
TDK Corp.	9,900	713
Terumo Corp.	8,500	161
THK Co., Ltd.	6,200	126
TIS, Inc.	1,600	54
Tohoku Electric Power Co., Inc.	2,700	45
Tokyo Electric Power Co., Inc. (The)	15,000	329
Tokyo Electron, Ltd.	8,200	623
Tokyo Gas Co., Ltd.	2,000	7
Tokyo Seimitsu Co., Ltd. (Æ)	200	6
Tokyo Steel Manufacturing Co., Ltd.	3,300	28
Toppan Printing Co., Ltd.	7,000	73
Toray Industries, Inc. (Æ)	22,000	92
Toshiba Corp.	20,000	76
Tostem Inax Holding Corp.	1,000	19
Toyo Seikan Kaisha, Ltd.	3,000	42
Toyoda Gosei Co., Ltd.	2,400	69
Toyota Motor Corp.	44,600	1,507
Ube Industries, Ltd. (Æ)	10,000	20
UFJ Holdings, Inc.	209	1,004
Uni-Charm Corp.	2,000	98
Uniden Corp.	3,000	55
UNY Co., Ltd.	8,000	82
Victor Co. of Japan, Ltd. (Æ)	4,000	33
Vodafone Holdings KK	7	19
West Japan Railway Co.	8	31
World Co., Ltd.	700	22
Yamaha Corp.	1,300	26
Yamaha Motor Co., Ltd.	54,000	589
Yamanouchi Pharmaceutical Co., Ltd.	1,800	56
		42,290
Luxembourg - 0.1%		
Arcelor	15,872	277
Mexico - 0.3%		
Coca-Cola Femsa SA de CV - ADR (Æ)	14,600	310
Telefonos de Mexico SA de CV - ADR	10,150	335
		645
Netherlands - 4.9%		
ABN AMRO Holding NV	28,449	666
Aegon NV	31,277	463
Akzo Nobel NV	17,503	676
Buhrmann NV	17,072	149
DSM NV	3,300	162
Euronext NV	14,330	363
European Aeronautic Defense and Space Co.	10,600	252
Heineken NV	15,594	594
Hunter Douglas NV	7,112	333
ING Groep NV	42,620	994
KLM-Koninklijke Luchtvaart Mij NV	2,400	39
Koninklijke Ahold NV (Æ)	6,500	50

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Koninklijke Philips Electronics NV	54,226	1,582
Numico NV (Æ)	26,500	732
OCE NV	1,800	28
Royal Dutch Petroleum Co.	22,563	1,190
Royal KPN NV (Æ)	39,125	302
TPG NV	700	16
Unilever NV	6,082	398
Vedior NV	8,662	135
VNU NV	15,959	504
Wolters Kluwer NV	36,536	571
		10,199
New Zealand - 0.3%		
Carter Holt Harvey, Ltd. (Æ)	144,600	178
Telecom Corp. of New Zealand, Ltd.	120,846	426
		604
Norway - 0.7%		
DNB NOR ASA	46,592	311
Norsk Hydro ASA	6,900	426
Statoil ASA	44,440	499
Telenor ASA (Æ)	43,000	281
		1,517
Portugal - 0.7%		
Electricidade de Portugal SA	172,180	454
Portugal Telecom SGPS SA	87,413	880
		1,334
Singapore - 1.5%		
CapitaLand, Ltd.	5,000	5
City Developments, Ltd. (Æ)	84,000	299
ComfortDelgro Corp., Ltd. (Æ)	8,000	4
DBS Group Holdings, Ltd.	130,800	1,132
Fraser and Neave, Ltd. (Æ)	5,000	37
Jardine Cycle & Carriage, Ltd.	4,000	14
Keppel Corp., Ltd.	8,000	29
MobileOne, Ltd.	279,000	246
NatSteel, Ltd.	12,000	16
Neptune Orient Lines, Ltd. (Æ)	21,000	27
Oversea-Chinese Banking Corp.	38,000	271
Overseas Union Enterprise, Ltd.	1,000	4
SembCorp Marine, Ltd.	4,000	2
Singapore Airlines, Ltd.	2,000	13
Singapore Exchange, Ltd.	72,000	72
Singapore Land, Ltd.	2,000	5
Singapore Press Holdings, Ltd.	31,000	345
Singapore Technologies Engineering, Ltd. (Æ)	120,300	145
Singapore Telecommunications, Ltd.	20,000	23
United Overseas Bank, Ltd.	61,000	474
United Overseas Land, Ltd.	7,000	8
		3,171
South Africa - 0.1%		
Nedcor, Ltd.	27,000	251
South Korea - 0.7%		
Korea Electric Power Corp. - ADR	28,700	298
Nextel, Inc. (Æ)	11,870	478
POSCO - ADR	7,850	267
Samsung Electronics Co., Ltd. - GDR	1,974	371
		1,414
Spain - 4.1%		
Acerinox SA	3,574	169
ACS Actividades Cons y Serv	9,671	472
Altadis SA	37,600	1,067
Antena 3 Television SA (Æ)	539	24
Banco Bilbao Vizcaya Argentaria SA	54,555	754
Banco Popular Espanol SA	5,200	310
Banco Santander Central Hispano SA	77,000	912
Corp Mapfre SA	24,130	342
Endesa SA	46,302	891
Fomento de Construcciones Y Contratas SA	8,200	302
Iberia Lineas Aereas de Espana	33,500	96
Industriesra Sistemas SA (Æ)	6,500	83
NH Hoteles SA (Æ)	900	10
Repsol YPF SA	16,700	326
Repsol YPF SA - ADR	27,739	542
Sogecable SA (Æ)	6,700	234
Telefonica SA (Æ)	129,416	1,900
		8,434
Sweden - 2.3%		
Atlas Copco AB Class	2,500	86
Autoliv, Inc.	6,101	231
Electrolux AB Series B	2,500	55
Hennes & Mauritz AB Class B	36,219	861
Investor AB Class B	42,820	414
Modern Times Group AB Class B (Æ)	1,600	34
Nordea AB	15,500	116
OMHEX AB (Æ)	2,600	32
Sandvik AB	2,000	69
Securitas AB Class B	22,100	298
Skandia Forsakrings AB (Æ)	106,585	388
Skandinaviska Enskilda Banken AB Class A	2,400	35
Skanska AB Class B	2,000	18

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Svenska Cellulosa AB Class B	1,500	61
Svenska Handelsbanken Class A	21,393	437
Swedish Match AB	500	5
Telefonaktiebolaget LM Ericsson Class B (Æ)	470,556	844
TeliaSonera AB	46,611	244
Volvo AB Series A	1,700	50
Volvo AB Series B	16,721	511
WM-data AB Class B (Æ)	12,000	26
		4,815
Switzerland - 5.9%		
ABB, Ltd. (Æ)	1,600	8
Adecco SA	17,296	1,112
Barry Callebaut AG	283	56
Ciba Specialty Chemicals AG (Æ)	300	23
Clariant AG (Æ)	26,337	389
Compagnie Financiere Richemont AG Class A	26,191	629
Credit Suisse Group	51,051	1,868
Georg Fischer AG (Æ)	41	8
Givaudan	217	113
Nestle SA	6,133	1,532
Novartis AG Class G	51,916	2,358
PubliGroupe SA (Æ)	25	7
Roche Holding AG	13,001	1,311
Sulzer AG	408	110
Swatch Group AG Class B (Æ)	300	36
Swiss Life Holding (Æ)	1,750	321
Swiss Reinsurance	2,200	149
Synthes-Stratec, Inc.	274	271
UBS AG	17,960	1,230
Valora Holding AG	118	29
Zurich Financial Services AG (Æ)	4,171	600
		12,160
Taiwan - 0.2%		
United Microelectronics Corp. - ADR (Æ)	59,576	295
United Kingdom - 18.0%		
3i Group PLC	70,880	784
Abbey National PLC	8,500	81
Alliance & Leicester PLC	4,400	70
Allied Domecq PLC	122,650	946
Amvescap PLC	1,700	12
Anglo American PLC	20,500	443
ARM Holdings PLC (Æ)	2,700	6
Associated British Foods PLC	8,900	93
AstraZeneca PLC	10,100	492
AstraZeneca PLC	5,700	273
Avis Europe PLC	91,691	156
Aviva PLC	15,900	140
AWG PLC (Æ)	1,917,600	134
BAA PLC	38,700	344
BAE Systems PLC	268,030	807
Barclays PLC	158,508	1,414
Barratt Developments PLC	12,800	124
BG Group PLC	100,800	517
BHP Billiton PLC	29,600	259
BOC Group PLC	39,681	606
Boots Group PLC	37,800	468
BP PLC	241,000	1,955
Bradford & Bingley PLC	20,800	114
Brambles Industries PLC	31,000	113
British Airways PLC (Æ)	13,900	58
British American Tobacco PLC	7,800	108
British Land Co. PLC	15,600	163
British Sky Broadcasting PLC (Æ)	23,450	295
BT Group PLC	195,000	657
Bunzl PLC	67,035	512
Cadbury Schweppes PLC	105,887	778
Canary Wharf Group PLC (Æ)	300	1
Centrica PLC	120,700	456
Colt Telecom Group PLC (Æ)	2,900	5
Compass Group PLC	8,100	55
Corus Group PLC (Æ)	78,908	42
Davis Service Group PLC	3,900	26
De La Rue PLC	1,300	6
Diageo PLC	30,412	400
Dixons Group PLC	3,300	8
EMI Group PLC	24,000	68
Firstgroup PLC	4,100	20
Galen Holdings PLC	2,800	36
GKN PLC	138,950	664
GlaxoSmithKline PLC (Æ)	112,078	2,569
Granada PLC	1,500	3
HBOS PLC	14,200	184
HHG PLC (Æ)	75,883	55
HSBC Holdings PLC	171,405	2,696
Imperial Chemical Industries PLC	10,700	38
Inchcape PLC (Æ)	2,000	47
InterContinental Hotels Group PLC	52,306	495
International Power PLC (Æ)	47,500	105
InvenSystem PLC (Æ)	45,200	15
J Sainsbury PLC	100,524	563
Johnston Press PLC	700	6
Kelda Group PLC	18,200	153
Kesa Electricals PLC	61,332	282

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Kingfisher PLC	143,618	716
Land Securities Group PLC	1,100	20
Lloyds TSB Group PLC	63,200	507
LogicaCMG PLC (Æ)	11,600	53
Man Group PLC	15,160	396
Marks & Spencer Group PLC	161,125	834
Mitchells & Butlers PLC	5,858	24
mmO2 PLC (Æ)	92,000	127
MyTravel Group PLC (Æ)	85,300	17
Northern Foods PLC	29,500	76
Old Mutual PLC	83,900	138
Pearson PLC	600	7
Pennon Group PLC	6,100	74
Prudential PLC	52,500	444
Reckitt Benckiser PLC (Æ)	100	2
Reed Elsevier PLC	22,980	192
Reuters Group PLC	19,700	83
Rexam PLC	44,791	343
Rio Tinto PLC	23,924	661
Rolls-Royce Group PLC	32,100	102
Royal & Sun Alliance Insurance Group	66,400	105
Royal Bank of Scotland Group PLC	39,100	1,152
SABMiller PLC	1,800	19
Safeway PLC	16,900	86
Scottish & Southern Energy PLC	56,305	678
Scottish Power PLC	21,300	142
Severn Trent PLC	3,300	44
Shell Transport & Trading Co. PLC	381,870	2,841
SSL International PLC (Æ)	1,000	6
Stagecoach Group PLC	61,800	87
Standard Chartered PLC	30,000	495
Tate & Lyle PLC	22,600	126
Taylor Woodrow PLC	15,300	73
Tesco PLC	1,700	8
Trinity Mirror PLC	12,000	121
Unilever PLC	36,900	344
United Business Media PLC	41,261	362
United Utilities PLC	14,300	127
Vodafone Group PLC	1,427,557	3,540
Whitbread PLC	4,800	62
Wimpey George PLC	14,700	98
Yell Group PLC (Æ)	4,000	22
		37,274

	Principal Amount ($) or Shares	Market Value $
United States - 0.0%		
Berkeley Group PLC	700	11
Total Common Stocks		
(cost $150,644)		184,852
	Notional Amount $	
Options Purchased - 0.5%		
(Number of Contracts)		
Belgium - 0.4%		
Bel20 Index Futures		
Jan 2004 2,170.42 (EUR) Call (53)	2,902	767
Switzerland - 0.1%		
Swiss Market Index Futures		
Mar 2003 5,383.02 (EUR) Call (48)	2,089	228
Total Options Purchased		
(cost $848)		995
	Principal Amount ($) or Shares	
Preferred Stocks - 0.6%		
Australia - 0.0%		
News Corp., Ltd.	12,100	91
Brazil - 0.1%		
Telecomunicacoes Brasileiras SA - ADR	5,500	186
Germany - 0.5%		
Fresenius AG (Æ)	3,200	224
Fresenius Medical Care AG (Æ)	2,000	101
Hugo Boss AG	3,850	77
ProSieben SAT.1 Media AG	14,400	241
Wella AG	4,380	388
		1,031
Total Preferred Stocks		
(cost $888)		1,308

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Short-Term Investments - 8.9%		
United States - 8.9%		
Frank Russell Investment Company		
Money Market Fund	15,037,000	15,037
United States Treasury Bill (ÿ)(§)		
0.930% due 02/26/04 (ç)	1,300	1,298
0.900% due 03/04/04	500	499
0.890% due 03/11/04	1,500	1,497
Total Short-Term Investments (cost $18,331)		18,331
Total Investments - 99.5% (identified cost $170,711)		205,486
Other Assets and Liabilities Net - 0.5%		1,133
Net Assets - 100.0%		206,619

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
AEX Index (Germany)		
expiration date 01/04 (12)	1,022	17
CAC-40 Index (France)		
expiration date 01/04 (10)	449	3
expiration date 03/04 (32)	1,442	45
DAX Index (Germany)		
expiration date 03/04 (10)	1,260	27
DJ STOXX 50 Index (EMU)		
expiration date 03/04 (92)	3,202	161
FTSE-100 Index (UK)		
expiration date 03/04 (47)	3,758	77
Hang Seng Index (Hong Kong)		
expiration date 01/04 (35)	2,848	32
IBEX Plus Index (Spain)		
expiration date 01/04 (3)	291	4
MIB-30 (Italy)		
expiration date 03/04 (6)	1,014	(23)
TOPIX Index (Japan)		
expiration date 12/03 (77)	7,516	8
Short Positions		
CAC-40 Index (France)		
expiration date 01/04 (51)	2,289	(20)
FTSE-100 Index (UK)		
expiration date 03/04 (13)	1,035	(37)
SPI 200 Index (Australia)		
expiration date 03/04 (22)	1,366	(27)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		267

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Options Written (Number of Contracts)	Notional Amount $	Market Value $
Luxembourg		
Bel20 Index Futures		
Jan 2004 2,170.42 (EUR) Put (53)	2,902	(668)
Switzerland		
Swiss Market Index Futures		
Mar 2003 5,383.02 (EUR) Put (48)	2,089	(194)
Total Liability for Options Written (premiums received $846)		(862)

Industry Diversification (Unaudited)	% of Net Assets	Market Value $
Auto and Transportation	7.3	15,156
Consumer Discretionary	11.8	24,383
Consumer Staples	5.4	11,134
Financial Services	23.0	47,604
Health Care	5.8	11,939
Integrated Oils	4.5	9,216
Materials and Processing	8.8	18,178
Miscellaneous	1.6	3,260
Options	0.5	995
Other Energy	3.5	7,323
Preferred Stocks	0.1	224
Producer Durables	5.2	10,757
Technology	3.3	6,808
Telecommunication Services	0.0	1
Utilities	9.8	20,177
Short-Term Investments	8.9	18,331
Total Investments	99.5	205,486
Other Assets and Liabilities, Net	0.5	1,133
Net Assets	100.0	206,619

Geographic Diversification (Unaudited)	% of Net Assets	Market Value $
Africa	0.1	251
Asia	7.6	15,706
Europe	43.3	89,583
Japan	20.5	42,299
Latin America	0.6	1,075
United Kingdom	18.0	37,235
Options	0.5	995
Other	0.0	11
Short-Term Investments	8.9	18,331
Total Investments	99.5	205,486
Other Assets and Liabilities, Net	0.5	1,133
Net Assets	100.0	206,619

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	12	AUD	16	01/02/04	—
USD	146	AUD	200	03/17/04	3
USD	661	AUD	900	03/17/04	11
USD	80	CHF	100	03/17/04	1
USD	33	DKK	200	03/17/04	1
USD	156	EUR	124	01/05/04	1
USD	125	EUR	99	01/06/04	—
USD	372	EUR	300	03/17/04	5
USD	1,716	EUR	1,400	03/17/04	44
USD	6,132	EUR	5,000	03/17/04	154
USD	229	GBP	129	01/05/04	1
USD	45	GBP	25	01/06/04	—
USD	263	GBP	150	03/17/04	3
USD	347	GBP	200	03/17/04	8
USD	2,772	GBP	1,600	03/17/04	67
USD	26	HKD	200	03/17/04	—
USD	17	JPY	1,806	01/05/04	—
USD	303	JPY	32,434	01/07/04	—
USD	187	JPY	20,000	03/17/04	—
USD	2,608	JPY	280,000	03/17/04	12
USD	3,916	JPY	420,000	03/17/04	14
CHF	173	USD	140	01/05/04	—
CHF	1,900	USD	1,509	03/17/04	(30)
DKK	72	USD	12	01/02/04	—
EUR	302	USD	379	01/05/04	(2)
EUR	134	USD	169	01/06/04	—
EUR	500	USD	613	03/17/04	(16)
JPY	205	USD	2	01/05/04	—
JPY	3,174	USD	30	01/05/04	—
JPY	205	USD	2	01/06/04	—
JPY	207	USD	2	01/07/04	—
JPY	20,000	USD	187	03/17/04	—
NOK	134	USD	20	01/02/04	—
NOK	320	USD	47	01/05/04	(1)
SEK	431	USD	60	01/07/04	—
SEK	2,100	USD	287	03/17/04	(4)
SGD	200	USD	117	03/17/04	(1)
					271

See accompanying notes which are an integral part of the financial statements.

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Core Bond Fund
LB Aggregate **
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Core Bond Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 10,615	6.15%
5 Years	$ 13,566	6.29%§
Inception	$ 15,986	6.93%§

Lehman Brothers Aggregate Bond Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 10,410	4.10%
5 Years	$ 13,780	6.62%§
Inception	$ 16,423	7.34%§

Russell Investment Funds
Core Bond Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to maximize total return through capital appreciation and income by assuming a level of volatility consistent with the broad fixed-income market by investing in fixed-income securities.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide current income and the preservation of capital.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Core Bond Fund gained 6.15%. This compared to its benchmark the Lehman Brothers Aggregate Bond Index, which gained 4.10%. The Fund's performance is net of operating expenses of 0.71%. Index returns do not reflect deduction of fees, expenses, or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

The biggest contributor to Fund performance was its exposure to riskier fixed income sectors including investment grade corporate, high yield, and emerging market debt. Over the past twelve months, the investment grade corporate bond market, represented by the Lehman US Credit Index, generated a 7.7% return, almost twice the return generated on the overall Lehman Brothers Aggregate Bond Index. The Lehman High Yield Index posted a 29% return for the same period. A slight overweight in the Fund to corporate bonds and a 6% average exposure to high yield securities helped performance relative to the benchmark, as these sectors rebounded from the underperformance in the first three quarters of 2002.

The Fund's money managers also did well in managing risk given the volatility of interest rates and opportunities in the mortgage-backed securities market. The Fund's money managers added value by overweighting mortgage-backed securities early in the year and underweighting them as interest rates rose in the summer of 2003. The swift rise in interest rates hurt mortgage-backed securities in July.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

With increased fiscal and monetary stimulus created by tax cuts and Federal Reserve lending rates, and a better environment for businesses in general, the Fund's money managers positioned their portfolios to overweight corporate and high yield securities, which benefit from lower financing rates. Yield spreads between corporate bonds and Treasuries were wide as the fiscal year started, due to concerns over corporate governance and the high number of defaults by corporate issuers. This led the money managers to overweight corporate and high yield bonds while underweighting Treasury securities.

Over the year, investors' tolerance for risk increased as evidenced by strong cash flows into equity mutual funds. This helped corporate bonds, and as yields fell relative to Treasuries, the Fund's money managers took profits and reduced positions in corporate bonds. At the same time, as interest rates rose in July 2003, the Fund's money managers found more value in mortgage-backed securities and went from an underweight to a slight overweight position.

The Fund's money managers seek diversification across issuers, sectors, and interest rate strategies. At the end of the year, the Fund was underweight to mortgage-backed securities and investment-grade corporate bonds. Whereas the Fund did have nearly an 7% allocation to high yield securities in the summer of 2003, these positions were reduced as profits were realized, leaving the allocation at fiscal year-end at slightly below 6%.

What changes were made to the Fund's structure or to the money manager line-up?

No changes were made to the Fund's structure or its manager line-up during the year.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

PIMCO did well over the fiscal year. PIMCO's performance benefited from its holding of corporate bonds in the utility and telecom sectors. Additionally, PIMCO held 3-5% of its portfolio in emerging market debt securities which performed well over the year.

TimesSquare outperformed the Fund's benchmark, primarily due to its overweight to corporate bonds, its low exposure to high yield and emerging market debt, and security selection that was rewarded within the corporate, high yield, and emerging market debt sectors. TimesSquare also benefited from an underweight to mortgage-backed securities in July when the sector underperformed dramatically due to the sharp rise in interest rates.

What was the investment environment like for bond selection? How did the Fund fare in this environment?

The past fiscal year was favorable to active managers given the wide yield spreads within the corporate and high yield markets and divergent performance among issuer specific bonds. The Fund benefited from a market that rewarded investors who took credit risk at a very "distressed" time as the fiscal year started. Additionally, the Fund's money managers were rewarded for identifying issuer-specific credits that were trading at low dollar prices and whose revenues were sufficient to pay down debt.

Russell Investment Funds
Core Bond Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Money Managers	Styles
Pacific Investment Management Co., LLC	Sector Rotation
TimesSquare Capital Management, Inc.	Sector Rotation

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Lehman Brothers Aggregate Bond Index is composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Core Bond Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Long-Term Investments - 64.3%		
Asset-Backed Securities - 1.4%		
American Airlines, Inc.		
7.379% due 05/23/16	249	177
Citibank Credit Card Issuance Trust		
Series 2001-A6 Class A6		
5.650% due 06/16/08	475	510
Continental Airlines, Inc.		
6.900% due 01/02/17	338	283
Fleet Credit Card Master Trust II		
Series 2001-C Class A		
3.860% due 03/15/07	375	381
Niagara Mohawk Power Corp.		
7.625% due 10/01/05	132	144
Parker Hannifin Employee Stock Ownership Trust		
6.340% due 07/15/08	269	293
Small Business Administration		
7.449% due 08/01/10	69	75
Systems 2001 AT LLC		
7.156% due 12/15/11	149	162
		2,025
Corporate Bonds and Notes - 14.7%		
Amerada Hess Corp.		
7.300% due 08/15/31	155	160
American Electric Power Co., Inc.		
Series C		
5.375% due 03/15/10	35	37
American RE Corp.		
Series B		
7.450% due 12/15/26	240	267
Arrow Electronics, Inc.		
6.875% due 07/01/13	45	48
AT&T Corp.		
8.050% due 11/15/11	20	23
8.750% due 11/15/31	40	47
AT&T Wireless Services, Inc.		
8.125% due 05/01/12	125	147
Avnet, Inc.		
9.750% due 02/15/08	40	47
BAE Systems Holdings, Inc.		
6.400% due 12/15/11	380	408
Bank of America Corp.		
7.800% due 02/15/10	15	18
BankBoston Corp.		
Series B		
8.250% due 12/15/26	80	92
BCI US Funding Trust Step Up Bond		
8.010% due 12/29/49	250	287
Boeing Capital Corp.		
6.100% due 03/01/11	65	70
Bunge, Ltd. Finance Corp.		
4.375% due 12/15/08	150	151
Burlington Northern Santa Fe Corp.		
6.875% due 12/01/27	25	27
Campbell Soup Co.		
5.875% due 10/01/08	70	77
CenterPoint Energy Houston Electric LLC		
5.700% due 03/15/13	100	105
CenterPoint Energy Resources Corp.		
7.875% due 04/01/13	150	170
CIT Group, Inc.		
6.500% due 02/07/06	120	130
6.875% due 11/01/09	45	51
Citigroup, Inc.		
3.500% due 02/01/08	515	517
7.250% due 10/01/10	195	227
Columbus Southern Power Co.		
Series C		
5.500% due 03/01/13	35	36
Comcast Cable Communications		
8.375% due 05/01/07	195	226
Comcast Corp.		
5.850% due 01/15/10	60	64
Countrywide Home Loans, Inc.		
Series MTNK		
5.500% due 02/01/07	50	54
Credit Suisse First Boston USA, Inc.		
4.625% due 01/15/08	65	68
5.500% due 08/15/13	55	57
Detroit Edison Co.		
6.350% due 10/15/32	90	95
Devon Financing Corp. ULC		
6.875% due 09/30/11	95	108
Dominion Resources, Inc.		
Series B		
6.250% due 06/30/12	40	43

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
DPL, Inc.		
8.250% due 03/01/07	115	125
Dresdner Funding Trust I		
8.151% due 06/30/31	300	342
Duke Capital Corp.		
6.250% due 02/15/13	35	37
Duke Energy Field Services LLC		
5.750% due 11/15/06	30	32
6.875% due 02/01/11	20	22
El Paso Corp.		
8.050% due 10/15/30	900	783
Eli Lilly & Co.		
6.770% due 01/01/36	250	285
FedEx Corp. (ρ)		
7.600% due 07/01/97	75	84
Fifth Third Bank Michigan		
7.750% due 08/15/10	155	167
First Union Capital I		
Series A		
7.935% due 01/15/27	55	63
FirstEnergy Corp.		
Series A		
5.500% due 11/15/06	40	41
Series B		
6.450% due 11/15/11	215	223
Series C		
7.375% due 11/15/31	115	118
Ford Motor Co.		
6.375% due 02/01/29	70	62
Ford Motor Credit Co.		
6.875% due 02/01/06	305	326
7.375% due 02/01/11	380	414
General Electric Co.		
5.000% due 02/01/13	325	329
General Motors Acceptance Corp.		
7.250% due 03/02/11	55	60
6.875% due 09/15/11	415	447
7.000% due 02/01/12	70	75
Golden West Financial Corp.		
4.125% due 08/15/07	110	114
Goldman Sachs Group, Inc.		
6.875% due 01/15/11	245	278
HCA, Inc.		
5.250% due 11/06/08	70	71
7.500% due 11/06/33	40	42
HJ Heinz Co.		
6.375% due 07/15/28	20	21
HJ Heinz Finance Co.		
6.750% due 03/15/32	65	73
Household Finance Corp.		
4.125% due 12/15/08	260	261
6.375% due 11/27/12	125	137
HVB Funding Trust I		
8.741% due 06/30/31	200	236
HVB Funding Trust III		
9.000% due 10/22/31	95	115
International Lease Finance Corp.		
6.375% due 03/15/09	125	138
International Paper Co.		
5.500% due 01/15/14	140	141
ITT Industries, Inc.		
7.400% due 11/15/25	110	126
JP Morgan & Co., Inc.		
Series MTNA		
6.000% due 01/15/09	120	131
Kellogg Co.		
Series B		
6.600% due 04/01/11	360	403
KeySpan Corp.		
7.250% due 11/15/05	50	54
7.625% due 11/15/10	150	179
Kraft Foods, Inc.		
5.250% due 06/01/07	60	64
5.625% due 11/01/11	160	169
5.250% due 10/01/13	205	207
Kroger Co.		
8.000% due 09/15/29	15	18
7.500% due 04/01/31	15	17
Lehman Brothers Holdings, Inc.		
6.625% due 01/18/12	145	164
Liberty Media Corp.		
3.500% due 09/25/06	500	502
5.700% due 05/15/13	30	30
Lockheed Martin Corp.		
8.200% due 12/01/09	500	607
8.500% due 12/01/29	125	164
Manufacturers & Traders Trust Co.		
8.000% due 10/01/10	75	90
Michaels Stores, Inc.		
9.250% due 07/01/09	180	199
Midland Funding II		
Series B		
13.250% due 07/23/06	45	53
Miller Brewing Co.		
5.500% due 08/15/13	130	133
Mizuho Preferred Capital Co. LLC		
8.790% due 12/29/49	665	725

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Monumental Global Funding II		
3.850% due 03/03/08	155	156
Morgan Stanley		
6.750% due 04/15/11	180	204
Natexis Ambs Co. LLC		
8.440% due 12/29/49	120	141
National Rural Utilities		
Cooperative Finance		
5.750% due 08/28/09	70	76
NB Capital Trust IV		
8.250% due 04/15/27	90	104
News America Holdings		
7.750% due 12/01/45	95	112
7.900% due 12/01/95	90	103
8.250% due 10/17/96	35	41
News America, Inc.		
6.750% due 01/09/38	20	22
Nisource Finance Corp.		
7.875% due 11/15/10	195	232
Norfolk Southern Corp.		
7.700% due 05/15/17	20	24
7.900% due 05/15/97 (ρ)	200	236
Occidental Petroleum Corp.		
9.250% due 08/01/19	95	131
Ohio Power Co.		
Series F		
5.500% due 02/15/13	20	21
Oncor Electric Delivery Co.		
7.250% due 01/15/33	95	108
Progress Energy, Inc.		
7.100% due 03/01/11	45	51
7.000% due 10/30/31	120	128
Prudential Funding LLC		
6.600% due 05/15/08	80	89
Qwest Capital Funding, Inc.		
7.000% due 08/03/09	25	25
RBS Capital Trust I (ρ)		
4.709% due 12/29/49	245	234
Safeway, Inc.		
7.250% due 02/01/31	25	27
Schuler Homes, Inc.		
9.375% due 07/15/09	210	236
Sovereign Bancorp, Inc.		
10.500% due 11/15/06	460	544
Sprint Capital Corp.		
6.125% due 11/15/08	50	53
7.625% due 01/30/11	600	673
8.375% due 03/15/12	60	70
6.875% due 11/15/28	200	195
8.750% due 03/15/32	105	124
Tele-Communications-TCI Group		
9.800% due 02/01/12	140	183
7.875% due 08/01/13	280	331
Tenaska Alabama II Partners, LP		
6.130% due 03/30/23	119	123
Tenet Healthcare Corp.		
7.375% due 02/01/13	55	55
Time Warner Cos., Inc.		
9.125% due 01/15/13	85	108
8.050% due 01/15/16	480	570
Time Warner, Inc.		
6.750% due 04/15/11	100	112
Toll Corp.		
8.250% due 12/01/11	85	94
Travelers Property Casualty Corp.		
5.000% due 03/15/13	80	80
Union Pacific Corp.		
5.750% due 10/15/07	270	291
6.125% due 01/15/12	140	152
Union Planters Corp.		
7.750% due 03/01/11	50	59
Univision Communications, Inc.		
7.850% due 07/15/11	240	285
Verizon Florida, Inc.		
Series F		
6.125% due 01/15/13	85	91
Wachovia Corp.		
7.550% due 08/18/05	50	55
Wells Fargo & Co.		
4.950% due 10/16/13	100	100
Wells Fargo Bank NA		
7.550% due 06/21/10	50	59
Weyerhaeuser Co.		
5.250% due 12/15/09	70	73
Williams Cos., Inc.		
8.750% due 03/15/32	100	113
Wisconsin Central Transport		
6.625% due 04/15/08	325	362
Wyeth		
5.500% due 03/15/13	35	36
5.500% due 02/01/14	155	157
Zurich Capital Trust I		
8.376% due 06/01/37	340	390
		21,593

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Emerging Markets Debt - 1.8%		
Argentina Government International Bond		
11.375% due 01/30/17	275	77
Brazilian Government International Bond		
2.000% due 04/15/06	80	79
9.250% due 10/22/10	60	65
11.000% due 01/11/12	540	629
8.000% due 04/15/14	62	60
11.000% due 08/17/40	350	385
Brazilian Government International Bond (Ê)		
2.063% due 04/15/09	19	18
2.063% due 04/15/12	40	36
Bulgaria Government International Bond (Ê)		
1.938% due 07/28/24	160	158
Kyivstar GSM		
12.750% due 11/21/05	140	154
Panama Government International Bond		
9.375% due 07/23/12	100	114
Peru Government International Bond		
9.125% due 02/21/12	200	223
9.875% due 02/06/15	200	232
Russia Government International Bond		
5.000% due 03/31/30	370	356
		2,586
International Debt - 6.5%		
Abbey National PLC Step Up Bond (ρ)		
6.700% due 06/29/49	150	166
AXA		
8.600% due 12/15/30	85	107
British Sky Broadcasting PLC		
8.200% due 07/15/09	230	274
British Telecommunications PLC		
8.375% due 12/15/10	90	110
8.875% due 12/15/30	40	52
Conoco Funding Co.		
6.350% due 10/15/11	385	432
DBS Capital Funding Corp.		
7.660% due 03/15/49	270	311
Deutsche Telekom International Finance BV		
8.500% due 06/15/10	150	181
8.750% due 06/15/30	170	217
France Telecom		
8.450% due 03/01/06	440	491
9.000% due 03/01/11	820	985
9.750% due 03/01/31	60	80
Inco, Ltd.		
5.700% due 10/15/15	90	91
Korea Development Bank		
4.250% due 11/13/07	50	51
5.500% due 11/13/12	5	5
Mexico Government International Bond		
8.375% due 01/14/11	100	119
6.375% due 01/16/13	130	135
8.000% due 09/24/22	700	766
8.300% due 08/15/31	145	163
Noranda, Inc.		
6.000% due 10/15/15	75	76
Petroleos Mexicanos		
9.500% due 09/15/27	110	130
Poland Government International Bond		
4.500% due 10/27/24	200	185
Province of Quebec		
7.500% due 07/15/23	390	478
PTC International Finance II SA		
11.250% due 12/01/09	265	292
Royal Bank of Scotland Group PLC (ρ)		
Series 1		
9.118% due 03/31/49	650	812
Royal KPN NV		
8.000% due 10/01/10	300	359
Santander Central Hispano Issuances, Ltd.		
7.625% due 09/14/10	20	24
Santander Financial Issuances		
6.800% due 07/15/05	45	48
6.375% due 02/15/11	110	122
Sanwa Finance Aruba AEC		
8.350% due 07/15/09	135	159
Shaw Communications, Inc.		
8.250% due 04/11/10	145	165
7.200% due 12/15/11	50	54
Standard Chartered Bank		
8.000% due 05/30/31	90	109
Stora Enso Oyj		
7.375% due 05/15/11	85	98
Takefuji Corp.		
9.200% due 04/15/11	55	61

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Telecom Italia Capital		
5.250% due 11/15/13	230	230
6.380% due 11/15/33	125	126
TELUS Corp.		
7.500% due 06/01/07	185	205
8.000% due 06/01/11	460	538
TPSA Finance BV		
7.750% due 12/10/08	255	271
TXU Australia Holdings Partnership, LP		
6.150% due 11/15/13	100	102
UFJ Finance Aruba AEC		
6.750% due 07/15/13	250	267
		9,647

Mortgage-Backed Securities - 29.9%

	Principal Amount ($) or Shares	Market Value $
Bear Stearns Adjustable Rate Mortgage Trust (Ê)		
Series 2002-8 Class 3A		
6.164% due 08/25/32	22	22
Series 2003-1 Class 6A1		
5.199% due 04/25/33	267	270
Series 2003-8 Class 4A1		
4.834% due 01/25/34	496	499
Chase Mortgage Finance Corp. (Ê)		
Series 2002-A1 Class 1A1		
6.231% due 12/25/29	20	20
Citicorp Mortgage Securities, Inc.		
Series 2001-12 Class M		
6.394% due 08/25/31	94	94
CS First Boston Mortgage Securities Corp.		
Series 2001-AR24 Class 3A		
6.176% due 12/25/31	158	161
Series 2002-10 Class 2A1		
7.500% due 05/25/32	122	131
Series 2002-18 Class 1AIO		
7.500% due 06/25/32	400	24
Series 2002-22 Class 1AIO		
8.000% due 07/25/32	550	34
Federal Home Loan Mortgage Corp.		
15 Year Gold TBA		
4.50% (δ)	1,145	1,145
5.00% (δ)	1,980	2,017
6.50% (δ)	495	522
30 Year Gold TBA		
4.50% (δ)	370	351
5.00% (δ)	1,675	1,653
5.50% (δ)	2,520	2,549
6.00% (δ)	165	170
6.50% (δ)	145	152
6.000% due 2016	112	117
5.000% due 2018	299	305
5.000% due 2018	155	158
7.820% due 2030	8	8
6.500% due 2032	144	151
7.500% due 2032	174	187
6.000% due 2033	1,089	1,126
Series 2000-2266 Class F		
1.570% due 11/15/30	120	120
Series 2002-2504 Class L		
5.500% due 03/15/15	21	22
Federal Home Loan Mortgage Corp. Structured Pass Through Securities		
Series 2003-54 Class 2AIO		
0.249% due 02/25/43	10,167	87
Series 2003-54 Class 3AIO		
0.797% due 02/25/43	4,149	109
Federal National Mortgage Association		
15 Year TBA		
4.00% (δ)	295	287
4.50% (δ)	1,230	1,231
5.00% (δ)	310	316
5.50% (δ)	925	956
30 Year TBA		
5.00% (δ)	1,455	1,439
5.50% (δ)	1,335	1,352
6.00% (δ)	710	731
6.50% (δ)	275	287
6.000% due 2016	44	46
3.168% due 2017	136	137
5.000% due 2017	1,191	1,217
5.500% due 2017	1,544	1,602
6.000% due 2017	2,885	3,028
5.000% due 2018	2,619	2,673
5.000% due 2018	100	102
5.500% due 2018	938	973
6.000% due 2018	423	445
6.000% due 2029	397	413
6.500% due 2031	527	553
6.000% due 2032	180	186
6.500% due 2032	827	869

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
7.000% due 2032	1,513	1,612
5.500% due 2033	650	659
6.000% due 2033	2,833	2,929
6.500% due 2033	662	692
4.023% due 2036	1,063	1,081
Series 1992-10 Class ZD		
8.000% due 11/25/21	1,293	1,357
Series 2001-62 Class DA		
6.000% due 02/25/29	19	19
Federal National Mortgage Association Whole Loan		
Series 2002-W1 Class 2AIO		
0.595% due 04/25/42	3,839	98
Series 2002-W6 Class 2AIO		
0.356% due 06/25/42	3,721	43
Series 2003-W1 Class 1A1		
6.500% due 12/25/42	158	167
First Nationwide Trust (Ê)		
Series 2001-4 Class 3A5		
1.720% due 09/25/31	62	62
Government National Mortgage Association (Ê)		
Series 2000-29 Class F		
1.620% due 09/20/30	136	136
Government National Mortgage Association I		
30 Year TBA		
5.50% (δ)	535	544
6.00% (δ)	735	764
6.000% due 2029	44	46
6.500% due 2032	47	49
6.500% due 2032	467	493
5.500% due 2033	154	156
Government National Mortgage Association II (Ê)		
4.375% due 2026	660	675
4.750% due 2027	50	51
3.500% due 2032	541	537
MASTR Alternative Loans Trust		
Series 2003-2 Class 7A1		
7.000% due 12/25/32	137	140
Residential Asset Mortgage Products, Inc.		
Series 2002-RZ4 Class AIO		
5.750% due 04/25/05	749	35
Sequoia Mortgage Trust (Ê)		
Series 2001-5 Class A		
1.500% due 10/19/26	371	380
Vendee Mortgage Trust		
Series 2002-1 Class 2IO		
0.246% due 08/15/31	8,868	78
Wells Fargo Mortgage Backed Securities Trust (Ê)		
Series 2001-34 Class 3A		
6.048% due 01/25/32	94	95
Series 2002-9 Class B1		
6.250% due 06/25/32	113	114
		44,059

Municipal Bonds - 2.5%

	Principal Amount ($) or Shares	Market Value $
Brazos Higher Education Authority Revenue Bonds, monthly demand (Ê)		
1.230% due 12/01/39	100	100
County of Clark Nevada General Obligation Limited, weekly demand (µ)		
5.000% due 06/01/32	600	611
Energy Northwest Revenue Bonds		
5.500% due 07/01/13	100	114
Florida State Board Education General Obligation Unlimited, weekly demand		
5.000% due 06/01/33	300	308
Golden State Tobacco Securitization Corp. Revenue Bonds, weekly demand		
6.750% due 06/01/39	400	394
Los Angeles Unified School District General Obligation Unlimited, weekly demand		
5.000% due 01/01/28	200	206
Lower Colorado River Authority Revenue Bonds, weekly demand (µ)		
5.000% due 05/15/31	300	306
Mississippi Higher Education Assistance Corporation Revenue Bonds, monthly demand (Ê)		
1.180% due 09/01/33	500	500
New York City Transitional Finance Authority Revenue Bonds, weekly demand		
5.000% due 02/01/33	300	306

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
South Carolina Transportation Infrastructure Bank Revenue Bonds, weekly demand		
5.000% due 10/01/33	600	617
Tobacco Settlement Financing Corp. Revenue Bonds, weekly demand		
4.375% due 06/01/19	100	96
University of Texas Revenue Bonds, weekly demand		
5.000% due 08/15/33	100	102
		3,660

United States Government Agencies - 0.9%

	Principal Amount ($) or Shares	Market Value $
Federal Home Loan Bank System		
4.125% due 01/14/05	185	190
Federal Home Loan Mortgage Corp.		
2.750% due 03/15/08	235	231
Federal National Mortgage Association		
4.375% due 03/15/13	345	339
Financing Corp. Principal Only STRIP		
0.000% due 05/11/18	95	43
0.000% due 04/05/19	420	179
0.000% due 09/26/19	290	120
Series 15P		
0.000% due 03/07/19	70	30
Residual Funding Principal Only STRIP		
0.000% due 10/15/20	600	236
		1,368

United States Government Treasuries - 6.6%

	Principal Amount ($) or Shares	Market Value $
United States Treasury Inflation Indexed Bonds		
3.375% due 01/15/07 (š)	234	253
3.625% due 01/15/08	229	253
3.875% due 01/15/09	1,015	1,146
3.500% due 01/15/11	266	299
3.375% due 01/15/12	313	350
3.000% due 07/15/12	2,073	2,260
3.625% due 04/15/28	343	425
3.875% due 04/15/29	1,238	1,604
United States Treasury Note		
4.625% due 05/15/06	1,085	1,150
7.000% due 07/15/06	85	95
5.000% due 02/15/11	70	75
8.750% due 05/15/17	945	1,324
6.000% due 02/15/26	420	466
		9,700

Total Long-Term Investments

	Principal Amount ($) or Shares	Market Value $
(cost $91,074)		94,638

Preferred Stocks - 0.5%
Financial Services - 0.5%

	Principal Amount ($) or Shares	Market Value $
Centaur Funding Corp.	190,000	234
DG Funding Trust	49	519

Total Preferred Stocks

	Principal Amount ($) or Shares	Market Value $
(cost $719)		753

Short-Term Investments - 46.2%

	Principal Amount ($) or Shares	Market Value $
ABN AMRO North America Discount Note (ç)(ý)		
1.070% due 01/14/04	1,000	1,000
Bank of America Corp. (Ê) Series MTNI		
1.450% due 10/22/04	250	251
CBA Del Finance, Inc. Years 3 & 4 Commercial Paper (ý)		
1.080% due 03/09/04	500	499
CIT Group, Inc.		
5.625% due 05/17/04	700	711
Danske Corp. Commercial Paper (ý)		
1.085% due 03/08/04	2,000	1,995
European Investment Bank (ç)(ý)		
1.060% due 02/10/04	1,200	1,199
Federal Home Loan Mortgage Corp. Discount Note (ç)(ý)		
1.075% due 02/05/04	400	400
Federal Home Loan Mortgage Discount Notes (ç)(ý)		
1.065% due 01/15/04	2,000	1,999
Federal National Mortgage Association Discount (ç)(ý)		
1.085% due 01/22/04	3,900	3,898
1.070% due 01/29/04	3,800	3,797
Federal National Mortgage Association Discount Note (ý)		
1.080% due 03/17/04	1,800	1,790
Frank Russell Investment Company Money Market Fund	33,253,000	33,253

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
General Electric Capital Corp.		
Commercial Paper (ç)(ý)		
1.090% due 02/24/04	1,900	1,897
General Motors Acceptance Corp. (ý)		
1.880% due 01/20/04 (ç)	100	100
1.590% due 07/20/04	700	700
1.569% due 07/30/04	400	400
HBOS Treasury Services PLC		
Commercial Paper (ý)		
1.750% due 03/29/04	600	598
Lloyds Bank PLC (ç)(ý)		
1.060% due 01/22/04	200	200
Pinnacle Partners		
8.830% due 08/15/04	100	104
Shell Finance (ý)		
1.100% due 03/16/04	1,500	1,492
State of California Notes		
2.000% due 06/16/04	200	200
United States Treasury Bill (ý)		
0.910% due 03/04/04 (š)	670	668
0.895% due 03/11/04 (š)	80	80
0.880% due 03/18/04 (š)	140	140
0.970% due 04/01/04 (š)	125	124
1.020% due 04/29/04	100	100
1.024% due 05/06/04	900	896
1.040% due 05/13/04	1,800	1,791
1.010% due 05/20/04	1,600	1,592
1.010% due 05/27/04	200	199
1.030% due 06/03/04	3,400	3,382
United States Treasury Note		
7.875% due 11/15/04	1,385	1,464
US Bancorp/First Bank		
Series MTNJ		
6.875% due 12/01/04	275	288
Waste Management, Inc.		
6.500% due 05/15/04	700	712
Total Short-Term Investments (cost $67,893)		67,919
Warrants - 0.0%		
Mexico Government International Bond Value Recovery Rights		
Series B	2,500,000	25
Series D	4,400,000	9
Series E	1,900,000	2
Total Warrants (cost $41)		36
Total Investments - 111.0% (identified cost $159,727)		163,346
Other Assets and Liabilities Net - (11.0%)		(16,144)
Net Assets - 100.0%		147,202

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Euribor Futures		
expiration date 12/04 (14)	4,296	16
expiration date 03/05 (7)	2,142	6
expiration date 06/05 (1)	304	—
expiration date 09/05 (1)	305	—
expiration date 12/05 (1)	304	—
Eurodollar Futures		
expiration date 09/04 (7)	1,719	12
expiration date 12/04 (11)	2,691	5
expiration date 03/05 (5)	1,218	3
expiration date 06/05 (5)	1,213	2
expiration date 09/05 (1)	242	—
expiration date 12/05 (1)	241	—
expiration date 03/08 (1)	236	(1)
expiration date 06/08 (1)	236	(1)
expiration date 09/08 (1)	236	—
expiration date 12/08 (1)	236	—
Germany, Federal Republic 5 Year Bonds		
expiration date 03/04 (9)	1,255	1
United States Treasury Bonds		
expiration date 03/04 (10)	1,093	(4)
United States Treasury 2 Year Notes		
expiration date 03/04 (17)	3,639	9
United States Treasury 5 Year Notes		
expiration date 03/04 (22)	2,456	26
United States Treasury 10 Year Notes		
expiration date 03/04 (79)	8,869	155
Short Positions		
United States Treasury Bonds		
expiration date 03/04 (4)	437	(5)
United States Treasury 5 Year Notes		
expiration date 03/04 (72)	8,037	(15)
United States Treasury 10 Year Notes		
expiration date 03/04 (26)	2,919	7
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		216

Options Written (Number of Contracts)	Notional Amount $	Market Value $
Euribor Futures		
Dec 2004 97.00 Put (3)	2	1
Eurodollar Futures		
Mar 2004 98.50 Call (2)	(493)	(1)
Mar 2004 97.25 Put (1)	(243)	—
Mar 2004 97.75 Put (3)	(733)	—
Jun 2004 98.00 Put (20)	(4,900)	(2)
Three Month LIBOR Swap		
Mar 2004 3.25 Call (1)	(5,850)	(3)
Mar 2004 4.00 Call (3)	(4,100)	(2)
United States Treasury Notes		
10 Year Futures		
Mar 2004 113.00 Call (9)	(1,017)	(12)
Mar 2004 108.00 Put (5)	(540)	(2)
Total Liability for Options Written (premiums received $89)		(21)

Securities Sold Short

	Principal Amount($)	Market Value($)	Proceeds($)
Federal National Mortgage Association 15 Year TBA 6.00%	1,000	1,048	1,048

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	1,065	EUR	890	03/12/04	54
USD	1,091	EUR	930	03/12/04	79
USD	1,126	EUR	970	03/12/04	93
EUR	94	USD	113	01/07/04	(5)
EUR	930	USD	1,024	03/12/04	(145)
EUR	1,860	USD	2,049	03/12/04	(291)
					(215)

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Index Swaps

Fund Receives Underlying Security	Counter Party	Notional Amount $	Fund Pays Floating Rate	Termination Date	Unrealized Appreciation (Depreciation) $
Bear Stearns High Yield Index	Bear Stearns	1,230	3 Month USD LIBOR-BBA minus 0.000%	03/31/04	28
Bear Stearns High Yield Index	Bear Stearns	230	3 Month USD LIBOR-BBA plus 0.100%	05/31/04	5
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	730	1 Month USD LIBOR-BBA minus 0.500%	03/31/04	7
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	1,200	1 Month USD LIBOR-BBA minus 0.500%	04/30/04	11
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	680	1 Month USD LIBOR-BBA minus 0.520%	05/31/04	6
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	520	1 Month USD LIBOR-BBA minus 0.420%	12/31/04	5
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	520	1 Month USD LIBOR-BBA minus 0.450%	12/31/04	5
					67

Interest Rate Swaps

Counter Party		Notional Amount $	Fund Receives	Fund Pays	Termination Date	Market Value $
Goldman Sachs	USD	1,000	Three Month LIBOR	4.000%	06/06/19	(4)
JP Morgan	EUR	1,400	Six Month LIBOR	4.000%	12/21/07	(6)
Merrill Lynch	EUR	900	Six Month LIBOR	4.000%	03/15/07	6
Goldman Sachs	USD	6,900	Three Month LIBOR	4.000%	06/16/09	(9)
Total Market Value of Interest Rate Swaps premiums paid (received) - ($54)						(13)

See accompanying notes which are an integral part of the financial statements.

(This page intentionally left blank)

Russell Investment Funds
Real Estate Securities Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Real Estate Securities Fund
NAREIT Equity REIT **
$20,000
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
Inception*
1999
2000
2001
2002
2003
Periods ended December 31

Real Estate Securities Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,721	37.21%
Inception	$ 18,124	13.53%§

NAREIT Equity REIT Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,714	37.14%
Inception	$ 18,759	14.43%§

Russell Investment Funds
Real Estate Securities Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to generate a high level of total return through above average current income while maintaining the potential for capital appreciation.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide current income and long-term capital growth.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Real Estate Securities Fund gained 37.21%. This compared to the NAREIT Equity REIT Index, which gained 37.14% during the same period. The Fund's performance is net of operating expenses of 0.95%. Index returns do not include deduction of fees, expenses or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

The biggest contributor to the Fund's performance was an overweight position in the regional malls sector, which was the best performing major property type during the past year. An overweight position in the shopping centers sector also boosted performance. Regional malls and shopping centers benefited from strong consumer spending and company earnings growth as operating fundamentals remained much stronger than for other property types.

Positions that detracted from Fund performance at the property sector level included overweight positions in the industrial and apartments sectors and an underweight position in the health care sector. The industrial and apartments sectors were adversely affected by slower than expected economic activity and employment growth, particularly in the first half of the year.

RREEF had the largest allocation of assets of the Fund's three money managers and contributed the best performance during the year. RREEF's style emphasizes a top-down approach to property sector weights, based on an assessment of property market fundamentals. RREEF's performance benefited from effective sector positioning and positive stock selection within sectors.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

The Real Estate Investment Trust (REIT) market advanced very strongly during the year. The market was driven by strong capital flows from mutual fund and institutional investors. Investors' search for yield in a low interest rate environment and desire for increased diversification contributed to the significant inflows to the REIT market.

The Fund's money managers focused on the mid-capitalization and large-capitalization REITs and avoided the less liquid small-capitalization REITs that tend to pay the highest dividends. In 2001 and much of 2002, the small-cap REITs outperformed the market as a whole as the market was seeking yield above all other considerations. Investors were more discriminating in 2003 and focused on earnings quality and dividend coverage. This market environment was more aligned with the Fund money managers' approach to stock selection.

What changes were made to the Fund's structure or to the money manager line-up?

In February, 2003, INVESCO Realty Advisors was added to the Fund's manager line-up, replacing Security Capital. INVESCO strives to achieve higher than benchmark returns with approximately average benchmark risk. INVESCO maintained a broadly diversified portfolio (typically 30-40 securities) with exposure to all benchmark sectors. INVESCO provided the Fund with increased exposure to the health care sector, a key component of the NAREIT Equity REIT Index that had historically been under-represented in the Fund.

Concurrent with this manager change, the following target weights were established for the Fund's money managers: RREEF: 40%, INVESCO: 30% and AEW: 30%.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

RREEF was the primary contributor to the Fund's outperformance relative to the benchmark during the last twelve months. Stock and sector selection contributed to RREEF's performance. RREEF's largest overweight positions were in regional malls, industrial and apartments and its largest underweight positions were in the health care and specialty sectors.

AEW outperformed the benchmark to a lesser extent than RREEF. AEW's portfolio tended to track relatively closely to the benchmark sector weights. Therefore, stock selection was the primary contributor to its performance during the twelve months. AEW has a more value-oriented style than either RREEF or INVESCO.

INVESCO outperformed the benchmark for the ten months they were in the Fund. Property sector selection was a positive contributor to performance, driven primarily by an overweight position in regional malls. Its individual stock selection, however, was a negative contributor to performance, particularly in the apartments sector.

At the overall Fund level, property sector selection was positive during the last twelve months. Overweight positions in the regional malls and shopping centers sectors benefited performance, but these were partially offset by overweight positions in the industrial and apartments sectors, which lagged the benchmark.

What was the investment environment like for stock selection? How did the Fund fare in this environment?
During most of the past year, REITs have traded at a premium to their underlying private real estate net asset value. Because net asset value has been uncoupled from REIT values to some extent, the combination of dividend sustainability and earnings growth have proven to be more important variables in driving individual company performance.

The Fund fared relatively well in this environment as the Fund's money managers focused primarily on earnings quality and stability rather than deep value investing. Overall stock selection was a positive contributor to the Fund's performance during the year.

Money Managers	Styles
AEW Management and Advisors, LP	Value
INVESCO Realty Advisors	Market-Oriented
RREEF America, LLC	Market-Oriented

* Real Estate Securities Fund assumes initial investment on April 30, 1999, NAREIT Index comparison for the initial investment began May 1, 1999.

** National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index is an index composed of all the data based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market value-weighted. The total-return calculation is based upon whether it is 1-month, 3-months or 12-months. Only those REITs listed for the entire period are used in the total return calculation.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Real Estate Securities Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value ($)
Common Stocks - 97.2%		
Residential - 18.1%		
Apartment Investment & Management Co. Class A (ö)	48,000	1,656
Archstone-Smith Trust (ö)	345,517	9,668
AvalonBay Communities, Inc. (ö)	139,000	6,644
Boardwalk Equities, Inc.	33,800	467
BRE Properties Class A (ö)	69,400	2,318
Camden Property Trust (ö)	38,500	1,706
Equity Residential (ö)	389,700	11,500
Essex Property Trust, Inc. (ö)	42,000	2,697
Home Properties, Inc. (ö)	83,300	3,364
Summit Properties, Inc. (ö)	63,900	1,535
Sun Communities, Inc. (ö)	21,000	813
United Dominion Realty Trust, Inc. (ö)	189,200	3,633
		46,001
Health Care - 2.0%		
Health Care Property Investors, Inc. (ö)	21,900	1,113
Health Care REIT, Inc. (ö)	28,700	1,033
Healthcare Realty Trust, Inc. (ö)	33,300	1,190
Senior Housing Properties Trust (ö)	27,000	465
Ventas, Inc. (ö)	63,600	1,399
		5,200
Hotels/Leisure - 6.9%		
Extended Stay America, Inc.	11,900	172
Fairmont Hotels & Resorts, Inc.	27,900	757
Hilton Hotels Corp.	285,600	4,892
Hospitality Properties Trust (ö)	14,000	578
Host Marriott Corp. (ö)	492,300	6,065
LaSalle Hotel Properties (ö)	20,400	378
Starwood Hotels & Resorts Worldwide, Inc.	130,432	4,692
		17,534
Other - 1.3%		
American Financial Realty Trust (ö)	20,700	353
iStar Financial, Inc. (ö)	28,500	1,109
Plum Creek Timber Co., Inc. (REIT) (ö)	60,700	1,848
		3,310
Office/Industrial - 34.7%		
Alexandria Real Estate Equities, Inc. (ö)	21,800	1,262
AMB Property Corp. (ö)	64,000	2,104
Arden Realty, Inc. (ö)	97,400	2,955
Boston Properties, Inc. (ö)	203,000	9,783
Brookfield Properties Co.	178,600	5,126
CarrAmerica Realty Corp. (ö)	104,100	3,100
Catellus Development Corp.	328,866	7,932
Centerpoint Properties Trust (ö)	53,400	4,000
Corporate Office Properties Trust (ö)	16,500	347
Cousins Properties, Inc. (ö)	14,400	441
Duke Realty Corp. (ö)	31,500	977
Equity Office Properties Trust (ö)	181,400	5,197
Glenborough Realty Trust, Inc. (ö)	24,600	491
Highwoods Properties, Inc. (ö)	92,200	2,342
Kilroy Realty Corp. (ö)	73,100	2,394
Liberty Property Trust (ö)	144,500	5,621
Mack-Cali Realty Corp. (ö)	147,600	6,143
Prentiss Properties Trust (ö)	57,600	1,900
Prologis (ö)	470,200	15,089
PS Business Parks, Inc. (ö)	30,000	1,238
Reckson Associates Realty Corp. (ö)	30,500	741
SL Green Realty Corp. (ö)	87,500	3,592
Vornado Realty Trust (ö)	100,400	5,497
		88,272
Outlet Centers - 3.6%		
Chelsea Property Group, Inc. (ö)	167,600	9,186
Regional Malls - 18.5%		
CBL & Associates Properties, Inc. (ö)	37,100	2,096
General Growth Properties, Inc. (ö)	480,300	13,328
Macerich Co. (The) (ö)	101,400	4,512
Mills Corp. (The) (ö)	18,500	814
Pennsylvania Real Estate Investment Trust (ö)	55,947	2,031
Rouse Co. (The) (ö)	135,700	6,378
Simon Property Group, Inc. (ö)	345,900	16,028
Taubman Centers, Inc. (ö)	89,800	1,850
		47,037

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Real Estate Securities Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value ($)
Self Storage - 2.4%		
Public Storage, Inc. (ö)	105,900	4,595
Shurgard Storage Centers, Inc. Class A (ö)	43,700	1,645
		6,240
Shopping Center - 9.7%		
Developers Diversified Realty Corp. (ö)	195,100	6,550
Federal Realty Invs Trust (ö)	85,900	3,298
Kimco Realty Corp. (ö)	43,000	1,924
Pan Pacific Retail Properties, Inc. (ö)	145,200	6,919
Regency Centers Corp. (ö)	141,500	5,639
Urstadt Biddle Properties, Inc. Class A (ö)	20,500	290
		24,620
Total Common Stocks (cost $186,960)		247,400
Short-Term Investments - 2.9%		
Frank Russell Investment Company Money Market Fund	7,433,000	7,433
Total Short-Term Investments (cost $7,433)		7,433
Total Investments - 100.1% (identified cost $194,393)		254,833
Other Assets and Liabilities Net - (0.1%)		(142)
Net Assets - 100.0%		254,691

See accompanying notes which are an integral part of the financial statements.

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Russell Investment Funds

Statement of Assets and Liabilities — December 31, 2003

Amounts in thousands

		Multi-Style Equity Fund
Assets		
Investments, at identified cost	$	258,616
Investments, at market***		296,329
Cash		—
Foreign currency holdings*		—
Unrealized appreciation on foreign currency exchange contracts		—
Receivables:		
Dividends and interest		358
Investments sold		983
Fund shares sold		29
Foreign taxes recoverable		—
Daily variation margin on futures contracts		—
Investment of securities lending collateral in money market funds, at cost and market value		6,949
Unrealized appreciation on index swap contracts		—
Interest rate swap contracts, at market value****		—
Total assets		304,648
Liabilities		
Payables:		
Investments purchased		570
Fund shares redeemed		106
Accrued fees to affiliates		201
Other accrued expenses		50
Daily variation margin on futures contracts		5
Unrealized depreciation on foreign currency exchange contracts		—
Options written, at market value**		—
Securities sold short, at fair value		—
Dividends		—
Payable upon return of securities loaned		6,949
Interest rate swap contracts, at market value****		—
Total liabilities		7,881
Net Assets	$	296,767
Net Assets Consist of:		
Undistributed (overdistributed) net investment income	$	649
Accumulated net realized gain (loss)		(102,197)
Unrealized appreciation (depreciation) on:		
Investments		37,713
Futures contracts		718
Options written		—
Securities sold short		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Shares of beneficial interest		257
Additional paid-in capital		359,627
Net Assets	$	296,767
Net Asset Value, offering and redemption price per share:		
Net asset value per share*****	$	11.56
Net assets	$	296,766,634
Shares outstanding ($.01 par value)		25,671,007

Amounts in thousands

*	Foreign currency holdings-cost	$	—
**	Premiums received on options written	$	—
***	Securities on loan included in investments	$	7,117
****	Interest rate swap contracts-premiums paid (received)	$	—
*****	Net asset value per share equals net assets divided for shares of beneficial interest outstanding.		

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 139,926	$ 170,711	$ 159,727	$ 194,393
167,371	205,486	163,346	254,833
—	—	29	—
—	1,434	523	—
—	325	226	—
126	225	986	1,206
1,550	1,013	2,764	726
11	45	22	268
—	87	—	—
—	32	18	—
33,997	—	—	—
—	—	67	—
—	—	6	—
203,055	208,647	167,987	257,033
1,841	889	19,042	2,076
558	21	93	46
138	110	66	183
54	92	42	37
82	—	13	—
—	54	441	—
—	862	21	—
—	—	1,048	—
—	—	—	—
33,997	—	—	—
—	—	19	—
36,670	2,028	20,785	2,342
$ 166,385	$ 206,619	$ 147,202	$ 254,691
$ —	$ (690)	$ 434	$ (1,162)
(7,580)	(61,796)	267	(2,941)
27,445	34,775	3,619	60,440
333	267	216	—
—	(16)	68	—
—	—	—	—
—	—	67	—
—	—	41	—
—	332	(211)	—
123	212	141	186
146,064	233,535	142,560	198,168
$ 166,385	$ 206,619	$ 147,202	$ 254,691
$ 13.47	$ 9.76	$ 10.47	$ 13.71
$ 166,385,163	$ 206,619,057	$ 147,201,536	$ 254,691,350
12,349,166	21,177,475	14,059,739	18,577,855
$ —	$ 1,398	$ 483	$ —
$ —	$ 846	$ 89	$ —
$ 33,200	$ —	$ —	$ —
$ —	$ —	$ (54)	$ —

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Statement of Operations — For the Fiscal Year Ended December 31, 2003

Amounts in thousands

	Multi-Style Equity Fund
Investment Income	
Dividends	$ 3,835
Dividends from Money Market Fund	219
Interest	12
Securities lending income	16
Less foreign taxes withheld	—
Total investment income	4,082
Expenses	
Management fees	1,879
Custodian fees	271
Transfer agent fees	12
Professional fees	43
Trustees' fees	12
Printing fees	21
Miscellaneous	43
Expenses before reductions	2,281
Expense reductions	(176)
Net expenses	2,105
Net investment income (loss)	1,977
Net Realized and Unrealized Gain (Loss)	
Net realized gain (loss) on:	
Investments	10,108
Futures contracts	3,594
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—
Net realized gain (loss)	13,702
Net change in unrealized appreciation (depreciation) on:	
Investments	46,423
Futures contracts	1,001
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—
Net change in unrealized appreciation (depreciation)	47,424
Net realized and unrealized gain (loss)	61,126
Net Increase (Decrease) in Net Assets from Operations	$ 63,103

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 1,299	$ 3,908	$ 43	$ 10,887
87	122	371	88
7	22	4,834	—
32	—	—	—
—	(417)	—	—
1,425	3,635	5,248	10,975
1,168	1,501	882	1,662
279	609	194	100
10	10	9	8
40	63	38	42
9	10	9	11
9	13	12	18
40	27	7	23
1,555	2,233	1,151	1,864
(247)	(399)	(111)	—
1,308	1,834	1,040	1,864
117	1,801	4,208	9,111
14,175	(3,665)	3,994	(511)
2,213	2,671	64	—
—	(766)	165	—
—	—	1,187	—
—	—	(165)	—
—	2,339	(1,047)	—
16,388	579	4,198	(511)
30,675	52,625	(71)	55,264
495	681	(31)	—
—	2	103	—
—	—	(11)	—
—	—	103	—
—	54	150	—
31,170	53,362	243	55,264
47,558	53,941	4,441	54,753
$ 47,675	$ 55,742	$ 8,649	$ 63,864

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Statement of Changes in Net Assets — For the Fiscal Years Ended December 31,

Amounts in thousands

	Multi-Style Equity Fund 2003	2002
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ 1,977	$ 1,387
Net realized gain (loss)	13,702	(39,568)
Net change in unrealized appreciation (depreciation)	47,424	(22,826)
Net increase (decrease) in net assets from operations	63,103	(61,007)
Distributions		
From net investment income	(1,743)	(1,354)
From net realized gain	—	—
Tax return of capital	—	—
Net decrease in net assets from distributions	(1,743)	(1,354)
Share Transactions		
Net increase (decrease) in net assets from share transactions	28,613	17,425
Total Net Increase (Decrease) in Net Assets	89,973	(44,936)
Net Assets		
Beginning of period	206,794	251,730
End of period	$ 296,767	$ 206,794
Undistributed (overdistributed) net investment income included in net assets	$ 649	$ 415

See accompanying notes which are an integral part of the financial statements.

	Aggressive Equity Fund		Non-U.S. Fund		Core Bond Fund		Real Estate Securities Fund	
	2003	2002	2003	2002	2003	2002	2003	2002
	$ 117	$ (185)	$ 1,801	$ 1,151	$ 4,208	$ 4,270	$ 9,111	$ 7,079
	16,388	(7,933)	579	(18,887)	4,198	4,095	(511)	1,709
	31,170	(14,522)	53,362	(5,356)	243	2,247	55,264	(5,630)
	47,675	(22,640)	55,742	(23.092)	8,649	10,612	63,864	3,158
	(138)	—	(4,573)	(2,455)	(5,257)	(3,487)	(10,273)	(7,692)
	—	—	—	—	(2,755)	(3,690)	—	(871)
	—	—	—	—	—	—	(341)	—
	(138)	—	(4,573)	(2,455)	(8,012)	(7,177)	(10,614)	(8,563)
	21,054	8,741	17,610	8,893	6,285	26,874	41,265	53,599
	68,591	(13,899)	68,779	(16,654)	6,922	30,309	94,515	48,194
	97,794	111,693	137,840	154,494	140,280	109,971	160,176	111,982
	$ 166,385	$ 97,794	$ 206,619	$ 137,840	$ 147,202	$ 140,280	$ 254,691	$ 160,176
	$ —	$ —	$ (690)	$ (300)	$ 434	$ (173)	$ (1,162)	$ (66)

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Financial Highlights — For the Fiscal Years Ended

For a Share Outstanding Throughout Each Period.

	$ Net Asset Value, Beginning of Period	$ Net Investment Income (Loss)(a)	$ Net Realized and Unrealized Gain (Loss)	$ Total Income from Operations	$ Distributions from Net Investment Income	$ Distributions from Net Realized Gain	$ Return of Capital
Multi-Style Equity Fund							
December 31, 2003	9.04	.08	2.51	2.59	(.07)	—	—
December 31, 2002	11.84	.06	(2.80)	(2.74)	(.06)	—	—
December 31, 2001	14.13	.07	(2.06)	(1.99)	(.06)	(.24)	—
December 31, 2000	16.79	.08	(2.10)	(2.02)	(.08)	(.56)	—
December 31, 1999	16.02	.12	2.41	2.53	(.12)	(1.64)	—
Aggressive Equity Fund							
December 31, 2003	9.26	.01	4.21	4.22	(.01)	—	—
December 31, 2002	11.44	(.02)	(2.16)	(2.18)	—	—	—
December 31, 2001	11.73	—(d)	(.28)	(.28)	—(d)	—	(.01)
December 31, 2000	13.36	.04	(.16)	(.12)	(.05)	(1.46)	—
December 31, 1999	12.70	.05	.71	.76	(.04)	(.06)	—
Non-U.S. Fund							
December 31, 2003	7.20	.09	2.69	2.78	(.22)	—	—
December 31, 2002	8.64	.06	(1.37)	(1.31)	(.13)	—	—
December 31, 2001	11.15	.06	(2.52)	(2.46)	(.04)	—	(.01)
December 31, 2000	14.19	.10	(2.11)	(2.01)	—	(1.00)	(.03)
December 31, 1999	11.09	.10	3.53	3.63	(.23)	(.30)	—
Core Bond Fund							
December 31, 2003	10.43	.31	.31	.62	(.38)	(.20)	—
December 31, 2002	10.13	.36	.52	.88	(.30)	(.28)	—
December 31, 2001	10.07	.54	.18	.72	(.60)	(.06)	—
December 31, 2000	9.64	.61	.33	.94	(.51)	—	—
December 31, 1999	10.68	.59	(.65)	(.06)	(.61)	(.16)	(.21)
Real Estate Securities Fund							
December 31, 2003	10.51	.55	3.28	3.83	(.61)	—	(.02)
December 31, 2002	10.75	.54	(.13)	.41	(.57)	(.08)	—
December 31, 2001	10.67	.57	.24	.81	(.55)	(.18)	—
December 31, 2000	8.81	.54	1.81	2.35	(.49)	—	—
December 31, 1999 (1)	10.00	.35	(1.08)	(.73)	(.34)	—	(.12)

See accompanying notes which are an integral part of the financial statements.

$ Total Distributions	$ Net Asset Value, End of Period	% Total Return(b)	$ Net Assets, End of Period (000)	% Ratio of Expenses to Average Net Assets, Net(c)	% Ratio of Expenses to Average Net Assets, Gross(c)	% Ratio of Net Investment Income to Average Net Assets(c)	% Portfolio Turnover Rate
(.07)	11.56	28.86	296,767	.87	.95	.82	107.67
(.06)	9.04	(23.19)	206,794	.92	.99	.61	145.90
(.30)	11.84	(14.21)	251,730	.92	.99	.57	131.67
(.64)	14.13	(12.26)	262,664	.92	.93	.51	161.09
(1.76)	16.79	17.17	285,877	.92	.96	.74	67.67
(.01)	13.47	45.60	166,385	1.06	1.26	.10	138.95
—	9.26	(19.06)	97,794	1.25	1.36	(.17)	139.24
(.01)	11.44	(2.36)	111,693	1.25	1.38	.01	180.38
(1.51)	11.73	(.66)	106,665	1.25	1.28	.27	203.48
(.10)	13.36	6.08	99,150	1.25	1.34	.37	111.46
(.22)	9.76	38.78	206,619	1.16	1.41	1.14	50.29
(.13)	7.20	(15.15)	137,840	1.30	1.48	.77	60.98
(.05)	8.64	(22.03)	154,494	1.30	1.43	.64	79.79
(1.03)	11.15	(14.43)	185,644	1.30	1.37	.78	86.06
(.53)	14.19	33.36	195,519	1.30	1.50	.80	83.45
(.58)	10.47	6.15	147,202	.71	.78	2.86	232.64
(.58)	10.43	8.84	140,280	.80	.80	3.52	207.60
(.66)	10.13	7.41	109,971	.80	.88	5.25	205.62
(.51)	10.07	10.00	88,514	.80	.84	6.20	171.48
(.98)	9.64	(.61)	83,620	.80	.86	5.77	139.06
(.63)	13.71	37.21	254,691	.95	.95	4.66	38.84
(.65)	10.51	3.80	160,176	.99	.99	5.01	55.43
(.73)	10.75	7.84	111,982	1.06	1.06	5.35	55.13
(.49)	10.67	27.24	88,713	1.08	1.08	5.58	45.79
(.46)	8.81	(7.26)	55,318	1.15	1.15	5.84	23.98

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Highlights — December 31, 2003

(1) For the period April 30, 1999 (commencement of operations) to December 31, 1999.
(a) Average month-end shares outstanding were used for this calculation.
(b) Periods less than one year are not annualized.
(c) The ratios for periods less than one year are annualized.
(d) Less than $.01 per share.

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Notes to Schedule of Investments — December 31, 2003

Footnotes:

(Æ) Nonincome-producing security.
(ö) Real Estate Investment Trust (REIT).
(š) Held as collateral in connection with futures contracts purchased (sold), options written, or swaps entered into by the Fund.
(ý) Rate noted is yield-to-maturity from date of acquisition.
(ç) At amortized cost, which approximates market.
(Ê) Adjustable or floating rate security. Rate shown reflects rate in effect at period end.
(ð) Forward commitment.
(ρ) Perpetual floating rate security. Rate shown reflects rate in effect at period end.
(μ) Bond is insured by a guarantor.
(Ÿ) This security has been valued by the Security Valuation Committee. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized.
(æ) Pre-refunded: These bonds are collateralized by US Treasury securities, which are held in escrow by a trustee and used to pay principal and interest in the tax-exempt issue and to retire the bonds in full at the earliest refunding date. The rate noted is for descriptive purposes; effective yield may vary.
(Ø) In default.

Abbreviations:

ADR - American Depositary Receipt
GDR - Global Depositary Receipt
ADS - American Depositary Share
CMO - Collateralized Mortgage Obligation
CVO - Contingent Value Obligation
144A - Represents private placement security for qualified buyers according to rule 144A of the Securities Act of 1933.
GDS - Global Depositary Share
LIBOR - London Interbank Offered Rate
PIK - Payment in Kind
FDIC - Federal Deposit Insurance Company
REMIC - Real Estate Mortgage Investment Conduit
STRIP - Separate Trading of Registered Interest and Principal of Securities
TBA - To Be Announced Security

Foreign Currency Abbreviations:

ARS - Argentine peso
AUD - Australian dollar
BRL - Brazilian real
CAD - Canadian dollar
CHF - Swiss franc
CLP - Chilean peso
CNY - Chinese renminbi yuan
COP - Colombian peso
CRC - Costa Rica colon
CZK - Czech koruna
DKK - Danish krone
EGP - Egyptian pound
EUR - Euro
GBP - British pound sterling
HKD - Hong Kong dollar
HUF - Hungarian forint
IDR - Indonesian rupiah
ILS - Israeli shekel
INR - Indian rupee
ITL - Italian lira
JPY - Japanese yen
KES - Kenyan schilling
KRW - South Korean won
MXN - Mexican peso
MYR - Malaysian ringgit
NZD - New Zealand dollar
PEN - Peruvian nouveau sol
PHP - Philippine peso
PLN - Polish zloty
RUB - Russian ruble
SEK - Swedish krona
SGD - Singapore dollar
SKK - Slovakian koruna
THB - Thai baht
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1. Organization

Russell Investment Funds (the "Investment Company") is a series mutual fund with five investment portfolios, referred to as "Funds." These financial statements report on the Funds, each of which has distinct investment objectives and strategies. These Funds are offered at net asset value to qualified insurance company separate accounts offering variable insurance products. The Investment Company is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. It is organized and operates as a Massachusetts business trust under a master trust agreement dated July 11, 1996. The Investment Company's master trust agreement permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest at a $.01 par value.

As of April 30, 2003, the Russell Insurance Funds changed its name to the Russell Investment Funds.

2. Significant Accounting Policies

The Funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require the use of management estimates. The following is a summary of the significant accounting policies consistently followed by the Funds in the preparation of these financial statements.

Security valuation

United States equity securities listed and traded principally on any national securities exchange are valued on the basis of the last sale price or, if there were no sales on that day, at the last reported price, on the primary exchange on which the security is traded. Equity securities traded on NASDAQ or in a U.S. OTC market will be valued at the official closing price (NOCP) as of the close of the market's regular trading hours.

Fixed-income securities listed and traded principally on any national securities exchange are valued at the evaluated bid price or, if there were no sales on that day, at the last reported bid price, on the primary exchange on which the security is traded. Over-the-counter fixed-income securities and options are valued on the basis of the last sale price. Many fixed-income securities do not trade each day, and thus last sale or bid prices are frequently not available. Accordingly, fixed-income securities may be valued using prices provided by a pricing service approved by the Board of Trustees when such prices are believed to reflect the market value of such securities.

Exchange listed futures contracts are valued on a basis of the last quoted daily settlement prices established by the exchange on which they trade. If there were no sales, futures are valued at the last reported bid price.

Investments in other mutual funds are valued at their net asset value per share, calculated at the close of business.

The value of swap agreements are equal to the Funds' obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.

International equity securities traded on a foreign national securities exchange or an over-the-counter market (foreign or domestic) are valued on the basis of the official closing price, or, lacking the official closing price, at the last sale price on the primary exchange on which the security is traded.

Short-term investments purchased by the Funds and maturing within 60 days at the time of purchase are valued at "amortized cost" unless the Board of Trustees determines that amortized cost does not represent fair value.

The Funds may value certain securities for which market quotations are not readily available at "fair value," as determined in good faith pursuant to procedures established by the Board of Trustees. Generally, trading in non-U.S. securities is substantially completed each day at various times prior to the close of trading on the U.S. markets. The values of such securities used in computing the net asset value of a portfolio's shares are generally determined as of such times. Occasionally, events that affect the values of such securities may occur between the times at which they are generally determined and the close of the U.S. markets and would therefore not be reflected in the computation of a portfolio's net asset value. In such event, these securities will then be valued at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

Investment transactions

Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the basis of specific identified cost incurred by each money manager within a particular Fund.

Investment income

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Core Bond Fund classifies gains and losses realized on prepayments received on mortgage-backed securities as part of interest income. All premiums and discounts, including original issue discounts, are amortized/accreted using the interest method.

Federal income taxes

Since the Investment Company is a Massachusetts business trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to each Fund's shareholders without regard to the income and capital gains (or losses) of the other Funds.

It is each Fund's intention to qualify as a regulated investment company and distribute all of its taxable income and capital gains. Therefore, no federal income tax provision was required for the Funds.

Dividends and distributions to shareholders

For all Funds, income dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends are generally declared and paid quarterly, except for the Non-U.S. Fund, which generally declares and pays dividends annually. Capital gain distributions are generally declared and paid annually. An additional distribution may be paid by the funds to avoid imposition of federal income and excise tax on any remaining undistributed capital gains and net investment income.

The timing and characterization of certain income and capital gain distributions are determined in accordance with federal tax regulations which may differ from GAAP. As a result, net investment income and net realized gain (or loss) on investment and foreign currency-related transactions for a reporting period may differ significantly from distributions during such period. The differences between tax regulations and GAAP primarily relate to investments in options, futures, forward contracts, swaps, passive foreign investment companies, foreign-denominated investments, mortgage-backed securities, certain securities sold at a loss and by recording gains and losses from securities transactions on the basis of specific identified cost incurred by each money manager for financial reporting purposes and on the basis of specific identified cost incurred by each Fund for tax purposes. Permanent differences between book and tax accounting are reclassified to paid in capital. Accordingly, the Funds may periodically make reclassifications among certain of its capital accounts without impacting its net asset value.

Expenses

The Funds will pay their own expenses other than those expressly assumed by Frank Russell Investment Management Company ("FRIMCo" or "Advisor"). Most expenses can be directly attributed to the individual Funds. Expenses which cannot be directly attributed to a specific Fund are allocated among all Funds principally based on their relative net assets.

Foreign currency translations

The books and records of the Funds are maintained in US dollars. Foreign currency amounts and transactions of the Funds are translated into US dollars on the following basis:

(a) Market value of investment securities, other assets and liabilities at the 4 pm London closing rate of exchange on the valuation date.

(b) Purchases and sales of investment securities and income at the 4 pm London closing rate of exchange prevailing on the respective trade dates of such transactions.

Reported net realized gains or losses from foreign currency-related transactions arise from: sales and maturities of short-term securities; sales of foreign currencies; currency gains or losses realized between the trade and settlement dates on securities transactions; the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Non-U.S. Fund's books and the US dollar equivalent of the amounts actually received or paid. Net unrealized gains or losses from foreign currency-related transactions arise from changes in the value of assets and liabilities, other than investments in securities, at year end, as a result of changes in the exchange rates.

The Funds do not isolate that portion of the results of operations of the Fund that arises as a result of changes in exchange rates from that portion that arises from changes in market prices of investments during the year. Such fluctuations are included with the net realized and unrealized gain or loss from investments. However, for federal income tax purposes the Funds do isolate the effects of changes in foreign exchange rates from the fluctuations arising from changes in market prices for realized gain (or loss) on debt obligations.

Derivatives

To the extent permitted by the investment objectives, restrictions and policies set forth in the Funds' Prospectus and Statement of Additional Information, the Funds may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the Funds in meeting their investment strategies.

The Funds typically use derivatives in three ways: cash equitization, hedging, and return enhancement. Cash equitization is a technique that may be used by certain Funds through the use of options and futures to earn "market-like" returns with their excess and liquidity reserve cash balances. Hedging is used by some Funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement can be accomplished through the use of derivatives in a Fund. By purchasing certain instruments, Funds may more effectively achieve the desired portfolio characteristics that assist them in meeting their investment objectives. Depending on how the derivatives are structured and utilized, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

Foreign currency exchange contracts

In connection with portfolio purchases and sales of securities denominated in a foreign currency, the Non-U.S. Fund may enter into foreign currency exchange spot contracts and forward foreign currency exchange contracts ("contracts"). Contracts are recorded at market value. Certain risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and are generally limited to the amount of unrealized gain on the contracts, if any, that is recognized in the Statement of Assets and Liabilities. Realized gains or losses arising from such transactions are included in net realized gain (or loss) from foreign currency-related transactions. Open contracts at December 31, 2003 are presented on the Schedule of Investments for the Non-U.S. Fund.

Forward commitments

The Funds may contract to purchase securities for a fixed price at a future date beyond customary settlement time (not to exceed 120 days) (i.e., a "forward commitment," "delayed settlement" or "when issued" transaction, e.g., to be announced ("TBA")) consistent with a Fund's ability to manage its investment portfolio and meet redemption requests. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The Funds may dispose of a forward commitment transaction prior to settlement if it is appropriate to do so and realize short-term gains (or losses) upon such sale. When effecting such transactions, cash or liquid high-grade debt obligations of the Fund in a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. A forward commitment transaction involves a risk of loss if the value of the security to be purchased declines prior to the settlement date or the other party to the transaction fails to complete the transaction.

Short Sales

Each Fund may enter into short sale transactions. A short sale is a transaction in which a Fund sells securities it does not own in anticipation of a decline in the market price of the securities. The Fund is obligated to deliver securities at the market price at the time the short position is closed. Possible losses from short sales may be unlimited.

Options

The Funds will not enter into any such transactions unless it owns (1) an offsetting ("covered") position in securities, currencies or other options, futures contracts or forward contracts or (2) cash or liquid assets with a value, marked to market daily, sufficient to cover their obligations to the extent not covered as provided in (1) above. The Funds will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, designate the prescribed amount of cash or liquid assets as segregated.

The Funds may purchase and sell (write) call and put options on securities and securities indices, provided such options are traded on a national securities exchange or in an over-the-counter market. These Funds may also purchase and sell call and put options on foreign currencies. The domestic equity Funds may utilize options to equitize liquidity reserve balances.

When a Fund writes a covered call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The Fund receives a premium on the sale of a call option but gives up the opportunity to profit from any increase in stock value above the exercise price of the option, and when the Fund writes a put option it is exposed to a decline in the price of the underlying security.

If an option which the Fund has written either expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss, if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. When a put option which a Fund has written is exercised, the amount of the premium originally received will reduce the cost of the security which a Fund purchases upon exercise of the option. Realized gains (losses) on purchased options are included in net realized gain (loss) from investments.

The Funds' use of written options involves, to varying degrees, elements of market risk in excess of the amount recognized in the Statement of Assets and Liabilities. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to market risk. The risks may be caused by an imperfect correlation between movements in the price of the instrument and the price of the underlying securities and interest rates.

Futures contracts

The Funds utilize futures to equitize liquidity reserve balances. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to off balance sheet risk. The primary risks associated with the use of futures contracts are an imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts, and the possibility of an illiquid market. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount, termed the initial margin, which typically represents 5% of the purchase price indicated in the futures contract. Payments to and from the broker, known as variation margin, are required to be made on a daily basis as the price of the futures contract fluctuates. Changes in the initial settlement values of futures contracts are accounted for as unrealized appreciation (depreciation) until the contracts are terminated, at which time realized gains and losses are recognized.

Investment in international markets

Investing in international markets may involve special risks and considerations not typically associated with investing in the United States markets. These risks include revaluation of currencies, high rates of inflation, repatriation, restrictions on income and capital, and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in the United States.

Swap agreements

The Funds may enter into swap agreements as an additional equitization vehicle for uninvested cash balances held by the Funds or to effect investment transactions consistent with the Funds' investment objectives and strategies. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular investments or instruments. The returns to be exchanged between the parties are calculated with respect to a "notional amount" (i.e. a specified dollar amount that is hypothetically invested in a "basket" of securities representing a particular index). Amounts paid to and received from the swap counterparties representing capital appreciation and depreciation on the underlying securities and accrued interest expense and interest income are recorded as net realized gain (loss). The Fund is exposed to credit risk in the event of non-performance by the swap counterparties; however, the Fund does not anticipate non-performance by the counterparties.

Guarantees

In the normal course of business the Funds enter into contracts that contain a variety of representations which provide general indemnifications. The Funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Funds that have not yet occurred. However, the Funds expect the risk of loss to be remote.

3. Investment Transactions

Securities

For the period ended December 31, 2003, purchases and sales of investment securities (excluding US Government and Agency obligations, short-term investments, options, futures and repurchase agreements) were as follows:

Funds	Purchases	Sales	Funds	Purchases	Sales
Multi-Style Equity	$ 265,073,268	$ 239,304,104	Core Bond	$ 125,372,865	$ 113,623,607
Aggressive Equity	181,714,034	159,845,696	Real Estate Securities	114,308,081	72,698,244
Non-U.S.	83,777,915	71,336,240			

Purchases and sales of US Government and Agency obligations (excluding short-term investments, options, futures and repurchase agreements) were as follows:

US Government Securities

Fund	Purchases	Sales
Core Bond	$ 141,589,717	$ 136,201,317

Written Options Contracts

Fund transactions in written options for the period ended December 31, 2003 were as follows:

	Non-U.S.		Core Bond	
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Outstanding December 31, 2002	30	$ 583	48	$ 80
Opened	843	11,092	279	222
Closed	(772)	(10,829)	(52)	(42)
Expired	—	—	(228)	(171)
Outstanding December 31, 2003	101	$ 846	47	$ 89

Securities Lending

The Investment Company has a securities lending program whereby each Fund can loan securities with a value up to 33⅓% of its total assets to certain brokers. The Fund receives cash (US currency), US Government or US Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by State Street Bank and Trust Company ("State Street") in money market mutual funds and such other short-term investments, provided the investments meet certain quality and diversification requirements. The collateral received is recorded on the Fund's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is divided between the Fund and State Street and is recorded as income for the Fund. To the extent that a loan is secured by non-cash collateral, brokers pay the Fund negotiated lenders' fees, which are divided between the Fund and State Street and are recorded as securities lending income for the Fund. All collateral received will be in an amount at least equal to 102% (for loans of US securities) or 105% (for non-US securities) of the market value of the loaned securities at the inception of each loan. Should the borrower of the securities fail financially, there is a risk of delay in recovery of the securities or loss of rights in the collateral. Consequently, loans are made only to borrowers which are deemed to be of good financial standing. As of December 31, 2003, the value of outstanding securities on loan and the value of collateral amounted to as follows:

Funds		Value of Securities on Loan		Value of Cash Collateral
Multi-Style Equity	$	7,117,397	$	6,949,292
Aggressive Equity	$	33,200,037	$	33,997,195

As of December 31, 2003, the cash collateral received for the securities on loan are invested as follows:

Funds		State Street Securities Lending Quality Trust
Multi-Style Equity	$	6,949,292
Aggressive Equity		33,997,195

As of December 31, 2003, the non-cash collateral received for the securities on loan in the following funds was:

Funds		Non-Cash Collateral Value	Non-Cash Collateral Holding
Multi-Style Equity	$	333,548	Irrevocable letter of credit
Aggressive Equity	$	105,572	Irrevocable letter of credit

4. Related Party Transactions, Fees and Expenses

Manager

FRIMCo advises and administers all of the Funds which comprise the Investment Company. FRIMCo is a wholly-owned subsidiary of Frank Russell Company, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company. Frank Russell Company researches and recommends to FRIMCo, and to the Investment Company, one or more investment management organizations to manage the portfolio of each Fund.

The Funds are permitted to invest their cash reserves (i.e., monies awaiting investment in portfolio securities suitable for the Funds' objectives), and a portion of the collateral received from the Investment Company's securities lending program in the Frank Russell Investment Company Money Market Fund. As of December 31, 2003, $85,026,000 of the Money Market Fund's net assets represents investments by the Funds.

For the period ended December 31, 2003, the management fee paid to FRIMCo, for the Funds listed below, in accordance with the Investment Company's Management Agreement with that firm, amounted to $7,091,534 before waivers and/or reimbursements. Such fee is payable monthly and is equal to the annual rate, by Fund, shown in the following table, of the average daily net assets of the applicable Fund.

Funds	Annual Rate
Multi-Style Equity	0.78%
Aggressive Equity	0.95
Non-U.S.	0.95
Core Bond	0.60
Real Estate Securities	0.85

FRIMCo has contractually agreed to waive a portion of its management fee for each Fund, up to the full amount of its fee, to the extent the Fund's operating expenses exceed specified limits imposed by FRIMCo on an annual basis. Additionally, FRIMCo has contractually agreed to reimburse each Fund for all remaining expenses, after fee waivers, that still exceed their respective expense caps. There were no reimbursements for the period ended December 31, 2003.

The expense caps and waivers were as follows:

Funds	Expense Cap Through January 30, 2003	Expense Cap January 31, 2003	Manager Fees Waived for the Period Ended December 31, 2003
Multi-Style Equity	0.92%	0.87%	$ 175,964
Aggressive Equity	1.25	1.05	246,667
Non-U.S.	1.30	1.15	399,145
Core Bond	0.80	0.70	109,619
Real Estate Securities	1.15	1.10	—

Custodian

The Funds have entered into arrangements with their Custodian whereby custody credits realized as a result of uninvested cash balances were used to reduce a portion of the Funds' expenses. For the period ended December 31, 2003, the Funds' custodian fees were reduced by the following amounts under these arrangements:

Funds	Custody Credit Amount
Multi-Style Equity	$ 270
Aggressive Equity	243
Non-U.S.	255
Core Bond	1,598
Real Estate Securities	202

Analytic services

Fees for analytic services provided to the Funds are paid or accrued to Russell/Mellon Analytical Services, an affiliate of the Investment Company. Russell/Mellon Analytical Services provides TruVP System to the Funds, pursuant to a written Service Agreement. The TruVP System provides analytics used by the investment department. Total fees for the Funds reported herein for the period ended December 31, 2003 were $83,115.

Transfer agent

The Investment Company has a contract with FRIMCo to provide transfer agent services to the Funds. Total fees for the period ended December 31, 2003 were $48,565.

Distributor

Russell Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of FRIMCo, is the principal Distributor for Investment Company shares. The Distributor receives no compensation from the Investment Company for its services.

Brokerage commissions

The Funds may effect portfolio transactions through Frank Russell Securities, Inc., an affiliate of the Manager, when a money manager determines that the Fund will receive competitive execution, price and commissions. Amounts retained by Frank Russell Securities, Inc. for the period ended December 31, 2003 were as follows:

Funds	Amount
Multi-Style Equity	$ 15,609
Aggressive Equity	17,007
Non-U.S.	8,713
Real Estate Securities	2,333

Additionally, the Funds paid brokerage commissions to non-affiliated brokers who provided brokerage and research services to the Manager.

Board of Trustees

The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 30 funds, and Russell Investment Funds ("RIF"), which has five funds. Each of the trustees is a trustee of both FRIC and RIF. The Russell Fund Complex pays each of its Trustees not affiliated with FRIMCo a retainer of $52,000 per year, $5,000 for each regular quarterly meeting attended in person, $2,000 for each special meeting attended in person, and $2,000 for each Joint Audit Committee meeting or Nominating and Governance Committee meeting attended in person. The Trustee will receive a $500 fee for attending the meetings by phone instead of receiving the full fee had the member attended in person. Out of pocket expenses are also paid by the Russell Fund Complex. The Lead Trustee is paid a fee of $10,000 per year, and each Committee Chair is paid a fee of $6,000 per year.

5. Federal Income Taxes

At December 31, 2003, the following Funds had net tax basis capital loss carryforwards which may be applied against any net realized taxable gains in each succeeding year or until their respective expiration dates, whichever occurs first. Available capital loss carryforwards and expiration dates are as follows:

Capital loss carryforward

	12/31/09	12/31/10	12/31/11	Totals
Multi-Style Equity	$ 45,480,975	$ 42,288,325	$ 3,419,554	$ 91,188,854
Aggressive Equity	—	7,535,681	—	$ 7,535,681
Non-U.S.	26,643,305	25,579,757	5,516,762	$ 57,739,824
Real Estate Securities	—	—	3,692,826	$ 3,692,826

As of December 31, 2003, the cost of investments and net unrealized appreciation (depreciation) for income tax purposes were as follows:

Cost & unrealized for tax purposes

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Core Bond	Real Estate Securities
Cost of Investments	$ 268,906,421	$ 139,636,545	$ 175,996,050	$ 159,682,661	$ 193,641,364
Unrealized Appreciation	30,201,779	29,304,054	33,749,391	4,198,239	61,536,573
Unrealized Depreciation	(2,778,925)	(1,570,346)	(4,259,388)	(534,880)	(344,456)
Net Unrealized Appreciation (Depreciation)	$ 27,422,854	$ 27,733,708	$ 29,490,003	$ 3,663,359	$ 61,192,117
Undistributed Ordinary Income	$ 648,776	$ —	$ 811,104	$ 746,594	$ —
Undistributed Long-Term Capital Gains (Capital Loss Carryforwards)	(91,188,854)	(7,535,681)	(57,739,824)	40,803	(3,692,826)
Tax Composition of Distribution:					
Ordinary Income	$ 1,743,960	$ 137,501	$ 4,571,995	$ 6,804,697	$ 10,273,011
Long-Term Capital Gains	$ —	$ —	$ —	1,206,242	$ —
Tax Return of Capital	$ —	$ —	$ —	$ —	341,396

6. Fund Share Transactions (Amounts in thousands)

Share transactions for the periods ended December 31, were as follows:

	Shares		Dollars	
	2003	2002	2003	2002
Multi-Style Equity				
Proceeds from shares sold	3,987	3,249	$ 40,534	$ 33,496
Proceeds from reinvestment of distributions	181	133	1,744	1,354
Payments for shares redeemed	(1,381)	(1,757)	(13,665)	(17,425)
Total net increase (decrease)	2,787	1,625	$ 28,613	$ 17,425
Aggressive Equity				
Proceeds from shares sold	3,825	1,859	$ 43,296	$ 19,608
Proceeds from reinvestment of distributions	11	—	138	—
Payments for shares redeemed	(2,043)	(1,071)	(22,380)	(10,867)
Total net increase (decrease)	1,793	788	$ 21,054	$ 8,741
Non-U.S.				
Proceeds from shares sold	2,604	10,287	$ 21,233	$ 80,040
Proceeds from reinvestment of distributions	489	341	4,572	2,455
Payments for shares redeemed	(1,048)	(9,377)	(8,195)	(73,602)
Total net increase (decrease)	2,045	1,251	$ 17,610	$ 8,893
Core Bond				
Proceeds from shares sold	2,229	3,385	$ 23,733	$ 34,958
Proceeds from reinvestment of distributions	760	699	8,011	7,176
Payments for shares redeemed	(2,383)	(1,481)	(25,459)	(15,260)
Total net increase (decrease)	606	2,603	$ 6,285	$ 26,874
Real Estate Securities				
Proceeds from shares sold	3,284	5,032	$ 39,761	$ 55,527
Proceeds from reinvestment of distributions	856	795	10,614	8,563
Payments for shares redeemed	(806)	(998)	(9,110)	(10,491)
Total net increase (decrease)	3,334	4,829	$ 41,265	$ 53,599

7. Beneficial Interest

As of December 31, 2003, the following table includes shareholders with shares of beneficial interest greater than 10% of the total outstanding shares of each respective Fund. Northwestern Mutual Life Insurance Company was the largest client in each Fund.

Funds	# of Shareholders	%
Multi-Style Equity	4	89.8
Aggressive Equity	3	82.0
Non-U.S.	3	85.3
Core Bond	3	90.6
Real Estate Securities	3	90.5

Report of Independent Auditors

To the Board of Trustees and Shareholders
of Russell Investment Funds:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the series of Russell Investment Funds (comprised of Multi-Style Equity, Aggressive Equity, Non-U.S., Core Bond, and Real Estate Securities (the "Funds")) at December 31, 2003, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



Seattle, Washington
February 5, 2004

Tax Information — December 31, 2003 (Unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Funds designate the following amounts as long-term capital gain dividends for their taxable year ended December 31, 2003:

	Total Long-Term Capital Gains
Core Bond	$ 1,206,242

The Non-U.S. Fund paid foreign taxes of $416,920 and recognized $3,616,486 of foreign source income during the taxable year ended December 31, 2003. Pursuant to Section 853 of the Internal Revenue Code, the Fund designates $0.0197 per share of foreign taxes paid and $0.1708 of gross income earned from foreign sources in the taxable year ended December 31, 2003.

Russell Investment Funds

Disclosure of Information about Fund Directors — December 31, 2003 (Unaudited)

The following tables provide information for each officer and trustee of the Russell Fund Complex. The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 30 funds, and Russell Investment Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. The first table provides information for trustees who are interested trustees. The second table provides information for the independent trustees. The third table provides information for the officers.

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INTERESTED TRUSTEES and INTERESTED TRUSTEE EMERITUS					
*George F. Russell, Jr., Born July 3, 1932 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus and Chairman Emeritus since 1999	Appointed until successor is duly elected and qualified	• Director Emeritus, FRC • Chairman Emeritus, FRIC and RIF • Chairman Emeritus, Frank Russell Securities, Inc., Russell 20/20 Association, Frank Russell Trust • Director Emeritus FRIMCo • From 1984 to December 1998, Chairman of the Board of FRIC and RIF	35	None
*Lynn L. Anderson, Born April 22, 1939 909 A Street Tacoma, Washington 98402-1616	Trustee since 1987 Chairman of the Board since 1999	Appointed until successor is duly elected and qualified Until successor is chosen and qualified by trustees	• Vice Chairman, FRC • Chairman of the Board, Trustee, FRIC and RIF • CEO and Chairman of the Board, Russell Fund Distributors, Inc. and FRIMCo • Trustee, President and Chairman of the Board, SSgA Funds (investment company) • Director and Chairman of the Board, Frank Russell Trust Company • Director, Frank Russell Investments (Ireland) Limited and Frank Russell Investments (Cayman) Ltd. • Until October, 2002, President and CEO, FRIC and RIF	35	• Trustee, The SSgA Funds (investment company)
*Michael J.A. Phillips, Born January 20, 1948 909 A Street Tacoma, Washington 98402-1616	Trustee since 2002	Appointed until successor is duly elected and qualified.	• Chairman of the Board and Director, FRC • Trustee, FRIC and RIF • Director, FRTC and Frank Russell Capital Inc. • Director/Chairman, Frank Russell Investments (Delaware), Inc. • Director, Chairman of The Board and President, Russell 20/20 Association • Director, Frank Russell Company Pty. Limited, Frank Russell Japan Co., Ltd., Frank Russell Investments (Suisse), S.A., and Frank Russell Company Limited • 1990-2003, President, FRC • 1993-2003, CEO, FRC	35	None

* Each of Messrs. Russell, Anderson and Phillips is also an officer of an affiliate of FRIC and RIF and is therefore an interested trustee.

Russell Investment Funds

Disclosure of Information about Fund Directors, continued — December 31, 2003 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES and INDEPENDENT TRUSTEE EMERITUS					
Paul E. Anderson, Born October 15, 1931 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• 1996 to present, President, Anderson Management Group LLC (private investments consulting)	35	None
Paul Anton, Ph.D., Born December 1, 1919 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus since 2003	Appointed until successor is duly elected and qualified	• Retired since 1997 • Trustee of FRIC and RIF Until 2002	35	None
William E. Baxter, Born June 8, 1925 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1986	35	None
Kristianne Blake, Born January 22, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• President, Kristianne Gates Blake, P.S. (accounting services)	35	• Trustee WM Group of Funds (investment company); • Director, Avista Corp.
Daniel P. Connealy, Born June 6, 1946 909 A Street Tacoma, Washington 98402-1616	Trustee since 2003	Appointed until successor is duly elected and qualified	• 2001-2003, Vice President and Chief Financial Officer, Janus Capital Group, Inc. • 1979-2001, Audit and Accounting Partner, PricewaterhouseCoopers LLP • Retired since 2003	35	• Director, Gold Bank Corporation, Inc.
Lee C. Gingrich, Born October 6, 1930 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1995	35	None

Russell Investment Funds

Disclosure of Information about Fund Directors, continued — December 31, 2003 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES and INDEPENDENT TRUSTEE EMERITUS (continued)					
Eleanor W. Palmer, Born May 5, 1926 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1981	35	None
Raymond P. Tennison, Jr. Born December 21, 1955 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• Currently, President, Simpson Investment Company and several additional subsidiary companies, including Simpson Timber Company, Simpson Paper Company and Simpson Tacoma Kraft Company	35	None
Julie W. Weston Born October 2, 1943 909 A Street Tacoma, Washington 98402-1616	Trustee since 2002	Appointed until successor is duly elected and qualified	• Retired since 2000 • 1987 to 2000, Arbitrator, The American Arbitration Association Commercial Panel • 1995 to 1999, Hearing Officer, University of Washington • 1987 to 2002, Director, Smith Barney Fundamental Value Fund	35	None

Disclosure of Information about Fund Directors, continued — December 31, 2003 (Unaudited)

Name, Age, Address	Position(s) Held With Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years
OFFICERS			
Leonard P. Brennan, Born October 11, 1959 909 A Street Tacoma, Washington 98402-1616	President and Chief Executive Officer since 2002	Until successor is chosen and qualified by Trustees	• President and CEO, FRIC • President and CEO, RIF • Director, Russell Fund Distributors, Inc., Frank Russell Company, S.A., Frank Russell Investments (Singapore) Private Limited and Frank Russell Investments (UK) Limited • Director, President and CEO, FRIMCo • Director and COO, Frank Russell Company Limited and Russell Systems Limited • President, Russell Insurance Agency, Inc. • 1999 to present, Managing Director of Individual Investor Services of FRC
Mark E. Swanson, Born November 26, 1963 909 A Street Tacoma, Washington 98402-1616	Treasurer and Chief Accounting Officer since 1998	Until successor is chosen and qualified by Trustees	• Treasurer and Chief Accounting Officer, FRIC and RIF 1998 to present, • Director, Funds Administration, FRIMCo and Frank Russell Trust Company • Treasurer, SSgA Funds (investment company); • Manager, Funds Accounting and Taxes, Russell Fund Distributors, Inc. • April 1996 to August 1998, Assistant Treasurer, FRIC and RIF; November 1995 to July 1998, Assistant Secretary, SSgA Funds; February 1997 to July 1998, Manager, Funds Accounting and Taxes, FRIMCo
Randall P. Lert, Born October 3, 1953 909 A Street Tacoma, Washington 98402-1616	Director of Investments since 1991	Until removed by Trustees	• Director of Investments, FRIC and RIF • Chief Portfolio Strategist, FRIMCo • Chief Investment Officer, Frank Russell Trust Company • Director, FRIMCo and Frank Russell Fund Distributors, Inc.
Karl J. Ege, Born October 8, 1941 909 A Street Tacoma, Washington 98402-1616	Secretary and General Counsel since 1994	Until removed by Trustees	• Secretary and General Counsel, FRIC, RIF, FRIMCo, Frank Russell Trust Company and Russell Fund Distributors, Inc. • Director, Secretary and General Counsel, Frank Russell Capital Inc. • Director and Secretary, Russell 20-20 Association
Mark D. Amberson, Born July 20, 1960 909 A Street Tacoma, Washington 98402-1616	Director of Short-Term Investment Funds since 2001	Until removed by Trustees	• Director of Short-Term Investment Funds, FRIC, RIF, FRIMCo and Frank Russell Trust Company • From 1991 to 2001, Portfolio Manager, FRIC, RIF, FRIMCo and Frank Russell Trust Company

Russell Investment Funds

Matter Submitted to a Vote of Shareholders — December 31, 2003 (Unaudited)

There was a Special Meeting in Lieu of Annual Meeting of Shareholders of the Russell Investment Funds ("the Investment Company") held at 909 A Street, Tacoma, Washington on October 3, 2003.

THE FOLLOWING MATTERS WERE VOTED UPON AT THE MEETING

The result of each vote accompany the description of each matter

1. Election of Trustees.
Vote:

	For	Withheld
Michael J.A. Phillips	79,759,415.080	2,967,650.647
Daniel P. Connealy	79,737,804.729	2,989,260.998
Julie W. Weston	79,630,184.756	3,096,880.971

2. To approve a change in the Funds' fundamental investment objective.
Vote:

	For	Against	Abstain
Multi-Style Equity Fund	21,083,534.108	1,455,309.307	565,683.693
Aggressive Equity Fund	9,391,749.804	695,801.196	244,674.439
Non-U.S. Fund	17,453,865.110	1,332,495.105	564,872.913
Core Bond Fund	12,374,537.599	764,093.015	454,481.612
Real Estate Securities Fund	14,987,976.460	1,117,465.681	312,525.685

3. To reclassify the Funds' investment objective from fundamental to non-fundamental.
Vote:

	For	Against	Abstain
Multi-Style Equity Fund	20,364,767.024	2,075,682.151	664,077.933
Aggressive Equity Fund	8,836,621.180	1,192,379.505	303,224.754
Non-U.S. Fund	16,907,981.142	1,842,465.142	600,786.844
Core Bond Fund	12,177,508.357	983,412.759	432,191.110
Real Estate Securities Fund	14,595,675.330	1,462,184.080	360,108.416

Russell Investment Funds

909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Trustees

Trustees Emeritus

Officers

Lynn L. Anderson, Chairman of the Board
Leonard P. Brennan, President and Chief Executive Officer
Karl J. Ege, Secretary and General Counsel
Mark E. Swanson, Treasurer and Chief Accounting Officer
Mark D. Amberson, Director of Short Term Investment Funds
Randall P. Lert, Director of Investments
Noel Lamb, Director of Investment Management and Research — North America
Sharon L. Hammel, Director of Portfolio Implementation
Traci A. Jones, Manager of Portfolio Implementation
Gregory J. Lyons, Assistant Secretary and Associate General Counsel
Mary Beth Rhoden, Assistant Secretary
Margaret A. Foster, Assistant Secretary
Greg S. Korte, Assistant Treasurer
David J. Craig, Assistant Treasurer
Bruce S. C. Dunn, Assistant Treasurer

Manager, Transfer and Dividend Paying Agent

Frank Russell Investment Management Company
909 A Street
Tacoma, WA 98402

Consultant

Frank Russell Company
909 A Street
Tacoma, WA 98402

Custodian

State Street Bank and Trust Company
Allan Forbes Building
150 Newport Avenue AFB35
North Quincy, MA 02171

Office of Shareholder Inquiries

909 A Street
Tacoma, WA 98402
(800) 787-7354

Legal Counsel

Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Distributor

Russell Fund Distributors, Inc.
909 A Street
Tacoma, WA 98402

Independent Auditors

PricewaterhouseCoopers LLP
1420 5th Avenue
Suite 1900
Seattle, WA 98101

Money Managers

Multi-Style Equity Fund

Alliance Capital Management L.P., through its Bernstein Investment Research and Management Unit, New York, NY
Ark Asset Management Co., Inc., New York, NY
Barclays Global Fund Advisors, San Francisco, CA
Brandywine Asset Management, LLC, Wilmington, DE
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Montag & Caldwell, Inc., Atlanta, GA
Turner Investment Partners, Inc., Berwyn, PA

Aggressive Equity Fund

CapitalWorks Investment Partners, LLC, San Diego, CA
David J. Greene and Company, LLC, New York, NY
Geewax, Terker & Company, Chadds Ford, PA
Goldman Sachs Asset Management, L.P., New York, NY
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Suffolk Capital Management, LLC, New York, NY
Systematic Financial Management, L.P., Teaneck, NJ
TimesSquare Capital Management, Inc., New York, NY

Russell Investment Funds
909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Non-U.S. Fund

AQR Capital Management, LLC, New York, NY
Fidelity Management & Research Company, Boston, MA
Oechsle International Advisors, LLC, Boston, MA
The Boston Company Asset Management, LLC, Boston, MA

Core Bond Fund

Pacific Investment Management Company LLC, Newport Beach, CA
TimesSquare Capital Management, Inc., New York, NY

Real Estate Securities Fund

AEW Management and Advisors, L.P., Boston, MA
INVESCO Realty Advisors, a division of INVESCO Institutional (N.A.), Inc., Dallas, TX
RREEF America L.L.C., Chicago, IL

This page has been intentionally left blank.



Russell Investment Funds
909 A Street
Tacoma, Washington 98402
253-627-7001
800-787-7354
Fax: 253-591-3495
www.russell.com

36-08-023 (12/03)

Annual Report December 31, 2003
NML Variable Annuity Account A
Financial Statements



Table of Contents

NML Variable Annuity Account A

Statement of Assets and Liabilities

December 31, 2003

(in thousands)

Assets		
Investments at Market Value:		
Northwestern Mutual Series Fund, Inc.		
Small Cap Growth Stock 9,545 shares (cost $17,467)	$ 18,478	
T. Rowe Price Small Cap Value 3,550 shares (cost $3,793)	4,572	
Aggressive Growth Stock 20,972 shares (cost $70,148)	57,087	
International Growth 2,045 shares (cost $1,830)	2,232	
Franklin Templeton International Equity 20,576 shares (cost $31,048)	29,053	
AllianceBernstein Mid Cap Value 337 shares (cost $385)	444	
Index 400 Stock 8,890 shares (cost $9,769)	11,335	
Janus Capital Appreciation 159 shares (cost $176)	190	
Growth Stock 13,103 shares (cost $28,118)	24,542	
Large Cap Core Stock 14,902 shares (cost $19,410)	15,885	
Capital Guardian Domestic Equity 3,517 shares (cost $2,966)	3,535	
T. Rowe Price Equity Income 397 shares (cost $454)	484	
Index 500 Stock 29,599 shares (cost $74,678)	80,656	
Asset Allocation 4,730 shares (cost $4,346)	4,815	
Balanced 105,632 shares (cost $182,650)	195,524	
High Yield Bond 7,475 shares (cost $5,192)	5,419	
Select Bond 23,179 shares (cost $28,196)	29,252	
Money Market 18,413 shares (cost $18,413)	18,413	
Fidelity VIP Mid Cap Portfolio 43 shares (cost $934)	1,031	
Russell Investment Funds		
Multi-Style Equity 393 shares (cost $4,730)	4,547	
Aggressive Equity 280 shares (cost $3,203)	3,765	
Non-U.S. 364 shares (cost $3,371)	3,551	
Core Bond 237 shares (cost $2,477)	2,477	
Real Estate Securities 403 shares (cost $4,560)	5,521	$522,808
Due from Northwestern Mutual Life Insurance Company		21
Total Assets		$522,829
Liabilities		
Due to Participants		$ 807
Due to Northwestern Mutual Life Insurance Company		82
Total Liabilities		889
Equity		
Contracts Issued Prior to December 17, 1981		38,264
Contracts Issued After December 16, 1981 and Prior to March 31, 1995		348,737
Contracts Issued On or After March 31, 1995 and Prior to March 31, 2000:		
Front Load Version		18,495
Back Load Version		88,461
Contracts Issued On or After March 31, 2000:		
Front Load Version		2,976
Back Load Version		25,007
Total Equity		521,940
Total Liabilities and Equity		$522,829

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Operations

(in thousands)

	Investment Income		
	Dividend Income	Annuity Rate and Expense Guarantees	Net Investment Income (Loss)
Year Ended December 31, 2003			
Small Cap Growth Stock Division	$ —	$ (187)	$ (187)
T. Rowe Price Small Cap Value Division	—	(36)	(36)
Aggressive Growth Stock Division	—	(640)	(640)
International Growth Division	14	(14)	—
Franklin Templeton International Equity Division	408	(284)	124
AllianceBernstein Mid Cap Value Division #	2	(2)	—
Index 400 Stock Division	66	(107)	(41)
Janus Capital Appreciation Division #	—	(1)	(1)
Growth Stock Division	194	(280)	(86)
Large Cap Core Stock Division	139	(167)	(28)
Capital Guardian Domestic Equity Division	47	(26)	21
T. Rowe Price Equity Income Division #	4	(2)	2
Index 500 Stock Division	1,074	(815)	259
Asset Allocation Division	78	(39)	39
Balanced Division	6,026	(2,229)	3,797
High Yield Bond Division	11	(59)	(48)
Select Bond Division	1,248	(358)	890
Money Market Division	300	(280)	20
Fidelity VIP Mid Cap Division #	—	(4)	(4)
Russell Multi-Style Equity Division	26	(41)	(15)
Russell Aggressive Equity Division	3	(33)	(30)
Russell Non-U.S. Division	78	(31)	47
Russell Core Bond Division	92	(31)	61
Russell Real Estate Securities Division	227	(48)	179
Year Ended December 31, 2002			
Small Cap Growth Stock Division	$ 26	$ (198)	$ (172)
T. Rowe Price Small Cap Value Division	14	(26)	(12)
Aggressive Growth Stock Division	61	(766)	(705)
International Growth Division	3	(5)	(2)
Franklin Templeton International Equity Division	574	(327)	247
Index 400 Stock Division	76	(109)	(33)
Growth Stock Division	324	(337)	(13)
Large Cap Core Stock Division	170	(212)	(42)
Capital Guardian Domestic Equity Division	20	(12)	8
Index 500 Stock Division	1,197	(976)	221
Asset Allocation Division	45	(22)	23
Balanced Division	7,949	(2,466)	5,483
High Yield Bond Division	456	(55)	401
Select Bond Division	1,181	(299)	882
Money Market Division	440	(304)	136
Russell Multi-Style Equity Division	22	(41)	(19)
Russell Aggressive Equity Division	—	(29)	(29)
Russell Non-U.S. Division	41	(32)	9
Russell Core Bond Division	55	(23)	32
Russell Real Estate Securities Division	142	(30)	112

\# The initial investment in this Division was made on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Realized and Unrealized Gain (Loss) on Investments			
Realized Gain (Loss) on Investments	Unrealized Appreciation (Depreciation) of Investments During the Period	Net Gain (Loss) on Investments	Increase (Decrease) in Equity Derived from Investment Activity
$ (817)	$ 5,347	$ 4,530	$ 4,343
(87)	1,067	980	944
(4,723)	16,613	11,890	11,250
—	469	469	469
(1,889)	9,917	8,028	8,152
12	58	70	70
(344)	3,079	2,735	2,694
1	14	15	14
(2,074)	5,970	3,896	3,810
(1,905)	4,887	2,982	2,954
(141)	803	662	683
8	30	38	40
(1,048)	18,294	17,246	17,505
(81)	701	620	659
(550)	25,366	24,816	28,613
(321)	1,567	1,246	1,198
1,416	(949)	467	1,357
—	—	—	20
46	96	142	138
(338)	1,264	926	911
(83)	1,207	1,124	1,094
(389)	1,237	848	895
119	(56)	63	124
121	1,025	1,146	1,325
$ (785)	$ (2,610)	$ (3,395)	$ (3,567)
(73)	(329)	(402)	(414)
(4,414)	(10,937)	(15,351)	(16,056)
(3)	(59)	(62)	(64)
(2,073)	(3,472)	(5,545)	(5,298)
(352)	(1,217)	(1,569)	(1,602)
(1,842)	(5,170)	(7,012)	(7,025)
(2,738)	(3,694)	(6,432)	(6,474)
(54)	(248)	(302)	(294)
483	(23,945)	(23,462)	(23,241)
(35)	(244)	(279)	(256)
(1,610)	(23,128)	(24,738)	(19,255)
(439)	(179)	(618)	(217)
437	1,426	1,863	2,745
—	—	—	136
(547)	(495)	(1,042)	(1,061)
(133)	(409)	(542)	(571)
(459)	(80)	(539)	(530)
85	26	111	143
3	(90)	(87)	25

NML Variable Annuity Account A

Statements of Changes in Equity

(in thousands)

	Operations			
	Net Investment Income (Loss)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Increase (Decrease) in Equity Derived from Investment Activity
Year Ended December 31, 2003				
Small Cap Growth Stock Division	$ (187)	$ (817)	$ 5,347	$ 4,343
T. Rowe Price Small Cap Value Division	(36)	(87)	1,067	944
Aggressive Growth Stock Division	(640)	(4,723)	16,613	11,250
International Growth Division	—	—	469	469
Franklin Templeton International Equity Division	124	(1,889)	9,917	8,152
AllianceBernstein Mid Cap Value Division #	—	12	58	70
Index 400 Stock Division	(41)	(344)	3,079	2,694
Janus Capital Appreciation Division #	(1)	1	14	14
Growth Stock Division	(86)	(2,074)	5,970	3,810
Large Cap Core Stock Division	(28)	(1,905)	4,887	2,954
Capital Guardian Domestic Equity Division	21	(141)	803	683
T. Rowe Price Equity Income Division #	2	8	30	40
Index 500 Stock Division	259	(1,048)	18,294	17,505
Asset Allocation Division	39	(81)	701	659
Balanced Division	3,797	(550)	25,366	28,613
High Yield Bond Division	(48)	(321)	1,567	1,198
Select Bond Division	890	1,416	(949)	1,357
Money Market Division	20	—	—	20
Fidelity VIP Mid Cap Division #	(4)	46	96	138
Russell Multi-Style Equity Division	(15)	(338)	1,264	911
Russell Aggressive Equity Division	(30)	(83)	1,207	1,094
Russell Non-U.S. Division	47	(389)	1,237	895
Russell Core Bond Division	61	119	(56)	124
Russell Real Estate Securities Division	179	121	1,025	1,325
Year Ended December 31, 2002				
Small Cap Growth Stock Division	$ (172)	$ (785)	$ (2,610)	$ (3,567)
T. Rowe Price Small Cap Value Division	(12)	(73)	(329)	(414)
Aggressive Growth Stock Division	(705)	(4,414)	(10,937)	(16,056)
International Growth Division	(2)	(3)	(59)	(64)
Franklin Templeton International Equity Division	247	(2,073)	(3,472)	(5,298)
Index 400 Stock Division	(33)	(352)	(1,217)	(1,602)
Growth Stock Division	(13)	(1,842)	(5,170)	(7,025)
Large Cap Core Stock Division	(42)	(2,738)	(3,694)	(6,474)
Capital Guardian Domestic Equity Division	8	(54)	(248)	(294)
Index 500 Stock Division	221	483	(23,945)	(23,241)
Asset Allocation Division	23	(35)	(244)	(256)
Balanced Division	5,483	(1,610)	(23,128)	(19,255)
High Yield Bond Division	401	(439)	(179)	(217)
Select Bond Division	882	437	1,426	2,745
Money Market Division	136	—	—	136
Russell Multi-Style Equity Division	(19)	(547)	(495)	(1,061)
Russell Aggressive Equity Division	(29)	(133)	(409)	(571)
Russell Non-U.S. Division	9	(459)	(80)	(530)
Russell Core Bond Division	32	85	26	143
Russell Real Estate Securities Division	112	3	(90)	25

\# The initial investment in this Division was made on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Equity Transactions							Equity	
Contract Owners' Net Payments	Annuity Payments	Surrenders and Other (net)	Transfers from Other Divisions or Sponsor	Transfers to Other Divisions or Sponsor	Increase (Decrease) in Equity Derived from Equity Transactions	Net Increase (Decrease) in Equity	Beginning of Period	End of Period
$ 1,691	$ (2)	$ (1,913)	$ 4,438	$ (4,512)	$ (298)	$ 4,045	$ 14,421	$ 18,466
622	—	(446)	2,709	(1,951)	934	1,878	2,694	4,572
4,213	(28)	(7,671)	5,148	(7,808)	(6,146)	5,104	51,983	57,087
231	—	(37)	1,930	(959)	1,165	1,634	598	2,232
1,961	(13)	(3,483)	4,587	(4,662)	(1,610)	6,542	22,509	29,051
66	—	(2)	457	(148)	373	443	—	443
1,217	(4)	(1,769)	4,785	(3,911)	318	3,012	8,323	11,335
39	—	(9)	154	(8)	176	190	—	190
2,312	(3)	(3,795)	4,018	(5,293)	(2,761)	1,049	23,491	24,540
1,434	(71)	(2,308)	2,136	(1,989)	(798)	2,156	13,717	15,873
424	(10)	(380)	3,099	(1,951)	1,182	1,865	1,670	3,535
55	—	(4)	526	(133)	444	484	—	484
5,066	(228)	(11,228)	10,444	(10,285)	(6,231)	11,274	69,294	80,568
913	—	(683)	2,154	(1,025)	1,359	2,018	2,797	4,815
9,659	(600)	(21,746)	8,516	(10,744)	(14,915)	13,698	181,291	194,989
588	(18)	(732)	2,767	(2,645)	(40)	1,158	4,267	5,425
2,723	(86)	(5,006)	9,655	(10,829)	(3,543)	(2,186)	31,434	29,248
4,170	(37)	(6,679)	8,733	(14,593)	(8,406)	(8,386)	26,587	18,201
96	—	(11)	1,340	(533)	892	1,030	—	1,030
464	(6)	(443)	2,871	(2,355)	531	1,442	3,104	4,546
337	—	(706)	3,366	(2,546)	451	1,545	2,219	3,764
339	(2)	(450)	2,550	(2,092)	345	1,240	2,311	3,551
277	—	(487)	2,278	(2,023)	45	169	2,305	2,474
736	(3)	(531)	3,665	(2,728)	1,139	2,464	3,057	5,521
$ 1,990	$ (2)	$ (1,772)	$ 5,993	$ (3,844)	$ 2,365	$ (1,202)	$ 15,623	$ 14,421
744	(21)	(399)	4,185	(1,985)	2,524	2,110	584	2,694
5,565	(30)	(9,556)	5,187	(10,758)	(9,592)	(25,648)	77,631	51,983
198	—	(15)	678	(356)	505	441	157	598
2,567	(14)	(4,346)	3,446	(4,630)	(2,977)	(8,275)	30,784	22,509
1,618	(14)	(1,479)	4,135	(3,493)	767	(835)	9,158	8,323
3,233	(4)	(3,860)	3,299	(4,869)	(2,201)	(9,226)	32,717	23,491
2,184	(51)	(3,074)	2,022	(3,947)	(2,866)	(9,340)	23,057	13,717
449	—	(121)	2,055	(709)	1,674	1,380	290	1,670
6,935	(273)	(14,951)	8,032	(12,115)	(12,372)	(35,613)	104,907	69,294
578	—	(147)	2,148	(326)	2,253	1,997	800	2,797
11,208	(640)	(31,038)	8,932	(16,839)	(28,377)	(47,632)	228,923	181,291
633	(4)	(895)	1,378	(1,636)	(524)	(741)	5,008	4,267
2,605	(82)	(4,465)	11,827	(4,953)	4,932	7,677	23,757	31,434
4,308	(34)	(8,347)	17,060	(13,683)	(696)	(560)	27,147	26,587
566	(7)	(651)	2,286	(2,140)	54	(1,007)	4,111	3,104
320	—	(210)	1,428	(1,623)	(85)	(656)	2,875	2,219
361	(2)	(356)	1,492	(1,516)	(21)	(551)	2,862	2,311
299	—	(469)	1,570	(739)	661	804	1,501	2,305
597	(8)	(375)	2,817	(1,819)	1,212	1,237	1,820	3,057

NML Variable Annuity Account A

(For a unit outstanding during the period)

Division	Unit Value(3), Lowest to Highest	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest	Total Return(4), Lowest to Highest
Small Cap Growth Stock				
Year Ended 12/31/03	$0.774833 to $ 2.035993	0.00%	.40% to 1.25%	31.41% to 32.53%
Year Ended 12/31/02	$0.702869 to $ 1.536295	0.16%	.40% to 1.25%	(19.44%) to (18.75%)
Year Ended 12/31/01	$0.865935 to $ 1.890848	0.01%	.40% to 1.25%	(4.97%) to (4.15%)
T. Rowe Price Small Cap Value (1)				
Year Ended 12/31/03	$1.119619 to $ 1.298296	0.00%	.40% to 1.25%	33.48% to 34.61%
Year Ended 12/31/02	$0.943905 to $ 0.955324	0.57%	.40% to 1.25%	(6.75%) to (5.96%)
Period Ended 12/31/01	$1.012260 to $ 1.015860	0.44%	.40% to 1.25%	1.23% to 1.59%
Aggressive Growth Stock				
Year Ended 12/31/03	$0.582765 to $ 4.593218	0.00%	.40% to 1.25%	23.15% to 24.19%
Year Ended 12/31/02	$0.564112 to $ 3.711325	0.10%	.40% to 1.25%	(22.13%) to (21.47%)
Year Ended 12/31/01	$0.719033 to $ 4.742335	22.82%	.40% to 1.25%	(20.88%) to (20.20%)
International Growth Stock (1)				
Year Ended 12/31/03	$0.951794 to $ 1.103798	1.09%	.40% to 1.25%	37.27% to 38.43%
Year Ended 12/31/02	$0.780276 to $ 0.789715	0.73%	.40% to 1.25%	(13.42%) to (12.69%)
Period Ended 12/31/01	$0.901258 to $ 0.904464	0.00%	.40% to 1.25%	(9.87%) to (9.55%)
Franklin Templeton International Equity				
Year Ended 12/31/03	$0.814836 to $ 2.282107	1.70%	.40% to 1.25%	38.72% to 39.90%
Year Ended 12/31/02	$0.700185 to $ 1.636881	2.12%	.40% to 1.25%	(18.43%) to (17.73%)
Year Ended 12/31/01	$0.851962 to $ 1.996677	10.94%	.40% to 1.25%	(15.07%) to (14.35%)
AllianceBernstein Mid Cap Value (2)				
Period Ended 12/31/03	$1.278131 to $ 1.331554	0.84%	.40% to 1.25%	32.05% to 32.80%
Index 400 Stock				
Year Ended 12/31/03	$0.973657 to $ 1.487736	0.72%	.40% to 1.25%	33.34% to 34.47%
Year Ended 12/31/02	$0.870423 to $ 1.106344	0.82%	.40% to 1.25%	(15.60%) to (14.88%)
Year Ended 12/31/01	$1.023646 to $ 1.299809	1.20%	.40% to 1.25%	(1.90%) to (1.06%)
Janus Capital Appreciation (2)				
Period Ended 12/31/03	$1.150894 to $ 1.199010	0.11%	.40% to 1.25%	18.91% to 19.58%
Growth Stock				
Year Ended 12/31/03	$0.607527 to $ 2.369404	0.83%	.40% to 1.25%	17.47% to 18.47%
Year Ended 12/31/02	$0.616498 to $ 2.006974	1.16%	.40% to 1.25%	(21.81%) to (21.15%)
Year Ended 12/31/01	$0.782628 to $ 2.554121	4.47%	.40% to 1.25%	(15.29%) to (14.56%)
Large Cap Core Stock				
Year Ended 12/31/03	$0.597703 to $ 1.929029	0.97%	.40% to 1.25%	22.51% to 23.56%
Year Ended 12/31/02	$0.581563 to $ 1.566688	0.96%	.40% to 1.25%	(29.09%) to (28.49%)
Year Ended 12/31/01	$0.814020 to $ 2.198364	3.66%	.40% to 1.25%	(8.92%) to (8.14%)
Capital Guardian Domestic Equity (1)				
Year Ended 12/31/03	$0.892738 to $ 1.035954	2.02%	.40% to 1.25%	32.74% to 33.87%
Year Ended 12/31/02	$0.756787 to $ 0.765966	1.82%	.40% to 1.25%	(22.22%) to (21.56%)
Period Ended 12/31/01	$0.973004 to $ 0.976476	0.72%	.40% to 1.25%	(2.70%) to (2.35%)
T. Rowe Price Equity Income (2)				
Period Ended 12/31/03	$1.186753 to $ 1.236357	2.70%	.40% to 1.25%	22.61% to 23.30%
Index 500 Stock				
Year Ended 12/31/03	$0.642741 to $ 3.938953	1.49%	.40% to 1.25%	26.84% to 27.92%
Year Ended 12/31/02	$0.604035 to $ 3.089894	1.40%	.40% to 1.25%	(23.04%) to (22.38%)
Year Ended 12/31/01	$0.779001 to $ 3.994853	4.55%	.40% to 1.25%	(12.98%) to (12.23%)
Asset Allocation (1)				
Year Ended 12/31/03	$0.913778 to $ 1.059291	2.12%	.40% to 1.25%	19.13% to 20.14%
Year Ended 12/31/02	$0.863125 to $ 0.873571	2.26%	.40% to 1.25%	(11.37%) to (10.62%)
Period Ended 12/31/01	$0.973862 to $ 0.977328	1.20%	.40% to 1.25%	(2.61%) to (2.27%)

(1) Division commenced operations on July 31, 2001.
(2) Division commenced operations on May 1, 2003.
(3) The lowest and highest unit value is as of the respective period-end date.
(4) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A, continued

(For a unit outstanding during the period)

Division	Unit Value(3), Lowest to Highest	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest	Total Return(4), Lowest to Highest
Balanced				
Year Ended 12/31/03	$0.843358 to $ 8.329807	3.25%	.40% to 1.25%	16.53% to 17.52%
Year Ended 12/31/02	$0.862735 to $ 7.112654	3.92%	.40% to 1.25%	(8.68%) to (7.91%)
Year Ended 12/31/01	$0.937735 to $ 7.750204	8.01%	.40% to 1.25%	(4.36%) to (3.54%)
High Yield Bond				
Year Ended 12/31/03	$0.908491 to $ 1.905353	0.21%	.40% to 1.25%	27.46% to 28.54%
Year Ended 12/31/02	$0.972766 to $ 1.487426	9.94%	.40% to 1.25%	(4.10%) to (3.28%)
Year Ended 12/31/01	$1.006773 to $ 1.543249	10.16%	.40% to 1.25%	3.72% to 4.61%
Select Bond				
Year Ended 12/31/03	$1.154879 to $10.584441	3.93%	.40% to 1.25%	4.18% to 5.07%
Year Ended 12/31/02	$1.321394 to $10.108841	4.40%	.40% to 1.25%	10.70% to 11.64%
Year Ended 12/31/01	$1.184790 to $ 9.086342	5.71%	.40% to 1.25%	8.99% to 9.92%
Money Market				
Year Ended 12/31/03	$0.916015 to $ 3.045469	1.26%	.40% to 1.25%	(0.02%) to 0.83%
Year Ended 12/31/02	$1.092171 to $ 3.030949	1.65%	.40% to 1.25%	0.39% to 1.25%
Year Ended 12/31/01	$1.079788 to $ 3.004024	3.80%	.40% to 1.25%	2.62% to 3.50%
Fidelity VIP Mid Cap (2)				
Period Ended 12/31/03	$1.350258 to $ 1.406699	0.00%	.40% to 1.25%	39.50% to 40.29%
Russell Multi-Style Equity				
Year Ended 12/31/03	$0.601990 to $11.740732	0.72%	.40% to 1.25%	27.26% to 28.34%
Year Ended 12/31/02	$0.574187 to $ 0.613006	0.60%	.40% to 1.25%	(24.14%) to (23.50%)
Year Ended 12/31/01	$0.751294 to $ 0.801293	2.33%	.40% to 1.25%	(15.28%) to (14.55%)
Russell Aggressive Equity				
Year Ended 12/31/03	$0.878142 to $13.489469	0.11%	.40% to 1.25%	43.79% to 45.01%
Year Ended 12/31/02	$0.727980 to $ 0.857996	0.00%	.40% to 1.25%	(20.06%) to (19.38%)
Year Ended 12/31/01	$0.903873 to $ 1.064253	0.11%	.40% to 1.25%	(3.58%) to (2.76%)
Russell Non-U.S.				
Year Ended 12/31/03	$0.640701 to $10.238075	2.94%	.40% to 1.25%	37.07% to 38.23%
Year Ended 12/31/02	$0.557227 to $ 0.699179	1.48%	.40% to 1.25%	(16.20%) to (15.49%)
Year Ended 12/31/01	$0.659991 to $ 0.827309	0.60%	.40% to 1.25%	(23.00%) to (22.34%)
Russell Core Bond				
Year Ended 12/31/03	$1.016235 to $12.042920	3.47%	.40% to 1.25%	4.83% to 5.72%
Year Ended 12/31/02	$1.217720 to $ 1.256188	2.87%	.40% to 1.25%	7.49% to 8.40%
Year Ended 12/31/01	$1.132872 to $ 1.158815	5.90%	.40% to 1.25%	6.07% to 6.97%
Russell Real Estate Securities				
Year Ended 12/31/03	$1.361016 to $15.969751	5.35%	.40% to 1.25%	35.51% to 36.66%
Year Ended 12/31/02	$1.261665 to $ 1.375137	5.39%	.40% to 1.25%	2.51% to 3.39%
Year Ended 12/31/01	$1.230726 to $ 1.331406	5.13%	.40% to 1.25%	6.49% to 7.40%

(1) Division commenced operations on July 31, 2001.
(2) Division commenced operations on May 1, 2003.
(3) The lowest and highest unit value is as of the respective period-end date.
(4) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

December 31, 2003

Note 1 — NML Variable Annuity Account A (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Currently, two versions of the contract are offered: Front Load contracts with a sales charge up to 4.5% of purchase payments and Back Load contracts with a withdrawal charge of 0-6%.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

Note 3 — All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc., Fidelity VIP Mid Cap Portfolio and the Russell Investment Funds (collectively known as "the Funds"). The shares are valued at the Funds' offering and redemption prices per share. The Funds are open-end investment companies registered under the Investment Company Act of 1940.

Note 4 — Annuity reserves, included in equity, are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. For variable payment plans issued prior to January 1, 1974, annuity reserves are based on the 1955 American Annuity Table with assumed interest rates of 3% or 5%. For variable payment plans issued on or after January 1, 1974 and before January 1, 1985, annuity reserves are based on the 1971 Individual Annuity Mortality Table with assumed interest rates of 3.5% or 5%. For variable payment plans issued on or after January 1, 1985, annuity reserves are based on the 1983 Annuity Table a adjusted with assumed interest rates of 3.5% or 5%.

Note 5 — Dividend income and distributions of net realized gains from the Funds are recorded on the ex-date of the dividends. Transactions in the Funds' shares are accounted for on the trade date. The basis for determining cost on sale of the Funds' shares is identified cost. Purchases and sales of the Funds' shares for the period ended December 31, 2003 by each Division are shown as follows: *(in thousands)*

Division	Purchases	Sales
Small Cap Growth Stock	$ 2,098	$ 2,572
T. Rowe Price Small Cap Value	1,370	470
Aggressive Growth Stock	4,682	11,452
International Growth	1,205	41
Franklin Templeton International Equity	2,604	4,108
AllianceBernstein Mid Cap Value	378	1
Index 400 Stock	2,160	1,890
Janus Capital Appreciation	185	10
Growth Stock	2,817	5,659
Large Cap Core Stock	1,992	2,792
Capital Guardian Domestic Equity	1,610	408
T. Rowe Price Equity Income	492	45
Index 500 Stock	7,109	12,828
Asset Allocation	2,101	705
Balanced	16,457	27,359
High Yield Bond	880	986
Select Bond	5,896	7,839
Money Market	4,781	13,001
Fidelity VIP Mid Cap	900	12
Russell Multi-Style Equity	1,118	540
Russell Aggressive Equity	1,216	859
Russell Non-U.S.	907	488
Russell Core Bond	618	489
Russell Real Estate Securities	1,929	611

Note 6 — A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued prior to December 17, 1981, the deduction is at an annual rate of .75% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1% annual rate.

For contracts issued after December 16, 1981 and prior to March 31, 1995, the deduction is at an annual rate of 1.25% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1.5% annual rate.

For contracts issued on or after March 31, 1995 and prior to March 31, 2000, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of .4% and 1.25%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed .75% and 1.5%, respectively.

For contracts issued on or after March 31, 2000, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of .5% and 1.25%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed .75% and 1.5% annual rate, respectively. The current charges will not be increased for five years from the date of the most recent Prospectus.

Since 1995, Northwestern Mutual has paid a dividend to certain contracts. The dividend is reinvested in the Account and has been reflected as a Contract Owners' Net Payment in the accompanying financial statements.

Note 7 — Northwestern Mutual is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

Note 8 — The changes in units outstanding for the years ended December 31, 2003 and 2002 by each Division are shown as follows: *(in thousands)*

	Units Issued	Units Redeemed	Net Increase (Decrease)
Year Ended December 31, 2003			
Small Cap Growth Stock Division	1,313	1,642	(329)
T. Rowe Price Small Cap Value Division	1,206	443	763
Aggressive Growth Stock Division	1,345	2,925	(1,580)
International Growth Division	1,358	47	1,311
Franklin Templeton International Equity Division	1,303	2,311	(1,008)
AllianceBernstein Mid Cap Value Division #	337	1	336
Index 400 Stock Division	1,782	1,619	163
Janus Capital Appreciation Division #	168	8	160
Growth Stock Division	1,345	2,675	(1,330)
Large Cap Core Stock Division	1,234	1,742	(508)
Capital Guardian Domestic Equity Division	1,622	514	1,108
T. Rowe Price Equity Income Division #	427	40	387
Index 500 Stock Division	1,955	3,820	(1,865)
Asset Allocation Division	2,218	791	1,427
Balanced Division	1,670	4,645	(2,975)
High Yield Bond Division	591	591	—
Select Bond Division	560	761	(201)
Money Market Division	1,793	4,875	(3,082)
Fidelity VIP Mid Cap Division #	748	9	739
Russell Multi-Style Equity Division	1,623	801	822
Russell Aggressive Equity Division	1,288	805	483
Russell Non-U.S. Division	1,113	696	417
Russell Core Bond Division	429	390	39
Russell Real Estate Securities Division	1,208	427	781
Year Ended December 31, 2002			
Small Cap Growth Stock Division	2,648	1,414	1,234
T. Rowe Price Small Cap Value Division	2,848	576	2,272
Aggressive Growth Stock Division	1,621	4,041	(2,420)
International Growth Division	612	19	593
Franklin Templeton International Equity Division	1,584	3,233	(1,649)
Index 400 Stock Division	2,092	1,434	658
Growth Stock Division	1,660	2,704	(1,044)
Large Cap Core Stock Division	1,396	3,092	(1,696)
Capital Guardian Domestic Equity Division	2,093	188	1,905
Index 500 Stock Division	2,331	6,179	(3,848)
Asset Allocation Division	2,609	192	2,417
Balanced Division	1,930	6,249	(4,319)
High Yield Bond Division	459	839	(380)
Select Bond Division	1,423	629	794
Money Market Division	3,242	3,748	(506)
Russell Multi-Style Equity Division	1,243	1,265	(22)
Russell Aggressive Equity Division	367	466	(99)
Russell Non-U.S. Division	585	716	(131)
Russell Core Bond Division	1,050	485	565
Russell Real Estate Securities Division	1,489	529	960

The initial investment in this Division was made on May 1, 2003.

Note 9 — Equity Values by Division are shown as follows:
(in thousands, except accumulation unit values)

Division	Contracts Issued: Prior to December 17, 1981 Accumulation Unit Value	Units Outstanding	Equity	Contracts Issued: After December 16, 1981 and Prior to March 31, 1995 Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$ 2.003241	201	$ 403	$1.956937	6,049	$ 11,838
T. Rowe Price Small Cap Value	1.275243	228	291	1.259912	1,656	2,086
Aggressive Growth Stock	4.593218	240	1,102	4.302813	8,811	37,912
International Growth	1.084083	34	37	1.071062	1,024	1,097
Franklin Templeton International Equity	2.282107	316	721	2.163493	9,085	19,655
AllianceBernstein Mid Cap Value	1.324927	7	9	1.320512	203	268
Index 400 Stock	1.463815	228	334	1.429987	3,985	5,698
Janus Capital Appreciation	1.193045	6	7	1.189063	44	52
Growth Stock	2.369404	304	720	2.257547	5,807	13,110
Large Cap Core Stock	1.929029	112	216	1.837972	4,940	9,080
Capital Guardian Domestic Equity	1.016839	96	98	1.004585	1,524	1,531
T. Rowe Price Equity Income	1.230194	5	6	1.226098	244	299
Index 500 Stock	3.938953	3,555	14,003	3.690039	11,698	43,166
Asset Allocation	1.040782	46	48	1.02826	2,383	2,450
Balanced	8.329807	1,310	10,912	7.46178	20,610	153,787
High Yield Bond	1.905353	83	158	1.815388	1,456	2,643
Select Bond	10.584441	456	4,827	9.479507	1,588	15,053
Money Market	3.045469	389	1,185	2.728314	3,704	10,106
Fidelity VIP Mid Cap	1.399684	26	36	1.395022	483	674
Russell Multi-Style Equity	0.774096	7	5	0.756197	3,138	2,373
Russell Aggressive Equity	1.224208	109	133	1.195908	1,962	2,346
Russell Non-U.S	0.950951	36	34	0.928976	2,073	1,926
Russell Core Bond	1.306711	10	13	1.276523	777	992
Russell Real Estate Securities	1.750140	48	84	1.709672	1,509	2,580
Equity			35,382			340,722
Annuity Reserves			2,882			8,015
Total Equity			$38,264			$348,737

Division	Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Front Load Version Accumulation Unit Value	Units Outstanding	Equity	Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Back Load Version Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$2.035993	314	$ 639	$1.956937	1,913	$ 3,744
T. Rowe Price Small Cap Value	1.285976	300	386	1.259912	828	1,043
Aggressive Growth Stock	2.191030	1,132	2,480	4.302813	2,991	12,870
International Growth	1.093220	221	242	1.071062	367	393
Franklin Templeton International Equity	1.913375	719	1,376	2.163493	2,622	5,673
AllianceBernstein Mid Cap Value	1.328001	32	42	1.320512	64	85
Index 400 Stock	1.487736	404	601	1.429987	1,955	2,796
Janus Capital Appreciation	1.195801	29	35	1.189063	55	65
Growth Stock	2.246405	464	1,042	2.257547	3,288	7,423
Large Cap Core Stock	1.828313	382	698	1.837972	2,306	4,238
Capital Guardian Domestic Equity	1.025423	261	268	1.004585	722	725
T. Rowe Price Equity Income	1.233047	5	6	1.226098	83	102
Index 500 Stock	2.477110	987	2,445	3.690039	4,074	15,033
Asset Allocation	1.049545	692	726	1.028260	864	888
Balanced	2.198372	1,181	2,596	7.461780	2,316	17,281
High Yield Bond	1.832738	194	356	1.815388	920	1,670
Select Bond	1.884108	667	1,257	9.479507	567	5,375
Money Market	1.408673	1,137	1,602	2.728314	1,380	3,765
Fidelity VIP Mid Cap	1.402932	10	14	1.395022	160	223
Russell Multi-Style Equity	0.786751	414	326	0.756197	1,596	1,207
Russell Aggressive Equity	1.244218	102	127	1.195908	661	790
Russell Non-U.S.	0.966479	271	262	0.928976	944	877
Russell Core Bond	1.328054	183	243	1.276523	588	751
Russell Real Estate Securities	1.778695	257	457	1.709672	649	1,110
Equity			18,226			88,127
Annuity Reserves			269			334
Total Equity			$18,495			$88,461

Division	Contracts Issued: On or After March 31, 2000 Front Load Version			Contracts Issued: On or After March 31, 2000 Back Load Version		
	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$0.930572	195	$ 181	$1.956937	732	$ 1,432
T. Rowe Price Small Cap Value	1.282924	39	50	1.259912	560	706
Aggressive Growth Stock	0.699892	287	201	4.302813	532	2,289
International Growth	1.090626	65	71	1.071062	367	393
Franklin Templeton International Equity	0.978611	158	155	2.163493	590	1,276
AllianceBernstein Mid Cap Value	1.327125	9	12	1.320512	21	28
Index 400 Stock	1.169318	201	235	1.429987	1,092	1,562
Janus Capital Appreciation	1.195012	2	2	1.189063	24	29
Growth Stock	0.729643	182	133	2.257547	916	2,068
Large Cap Core Stock	0.717843	334	240	1.837972	420	772
Capital Guardian Domestic Equity	1.022974	87	89	1.004585	622	625
T. Rowe Price Equity Income	1.232233	28	35	1.226098	24	29
Index 500 Stock	0.771935	354	273	3.690039	965	3,561
Asset Allocation	1.047056	172	180	1.028260	508	522
Balanced	1.012887	191	193	7.461780	483	3,604
High Yield Bond	1.249172	85	106	1.815388	242	439
Select Bond	1.386996	147	204	9.479507	194	1,839
Money Market	1.100118	159	175	2.728314	423	1,154
Fidelity VIP Mid Cap	1.402004	18	25	1.395022	42	59
Russell Multi-Style Equity	0.736202	97	71	0.756197	629	476
Russell Aggressive Equity	1.054631	52	55	1.195908	261	312
Russell Non-U.S	0.769505	113	87	0.928976	364	338
Russell Core Bond	1.313645	47	62	1.276523	321	410
Russell Real Estate Securities	1.877412	75	141	1.709672	634	1,084
Equity			2,976			25,007
Annuity Reserves			—			—
Total Equity			$2,976			$25,007



Report of Independent Auditors

To The Northwestern Mutual Life Insurance Company and
Contract Owners of NML Variable Annuity Account A

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in equity and the financial highlights present fairly, in all material respects, the financial position of NML Variable Annuity Account A and its Small Cap Growth Stock Division, T. Rowe Price Small Cap Value Division, Aggressive Growth Stock Division, International Growth Stock Division, Franklin Templeton International Equity Division, AllianceBernstein Mid Cap Value Division, Index 400 Stock Division, Janus Capital Appreciation Division, Growth Stock Division, Large Cap Core Stock Division, Capital Guardian Domestic Equity Division, T. Rowe Price Equity Income Division, Index 500 Stock Division, Asset Allocation Division, Balanced Division, High Yield Bond Division, Select Bond Division, Money Market Division, Fidelity VIP Mid Cap Division, Russell Multi-Style Equity Division, Russell Aggressive Equity Division, Russell Non-U.S. Division, Russell Core Bond Division, and Russell Real Estate Securities Division at December 31, 2003, and the results of each of their operations, the changes in each of their equity and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of securities owned at December 31, 2003 with Northwestern Mutual Series Fund, Inc., Fidelity VIP Mid Cap Portfolio and the Russell Investment Funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 28, 2004

This report is submitted for the general information of owners of NML Variable Annuity Account A contracts. This report is not authorized for distribution to prospective purchasers of variable annuity contracts (a) to fund HR-10 plans unless accompanied by an effective prospectus; or (b) to fund qualified corporate pension or profit sharing plans unless accompanied by an offering circular. Northwestern Mutual variable annuity contracts are sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual, are Registered Representatives of Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of Northwestern Mutual, a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

The Northwestern Mutual
Life Insurance Company • Milwaukee, WI
www.northwesternmutual.com

90-1777 (0786) (REV 0104)


Northwestern Mutual®

PO BOX 3095
MILWAUKEE WI 53201-3095

December 31, 2003

Annual Report



NML Variable Annuity Account C

Group Combination Annuity Contracts For Retirement Plans:

- Self-Employed Persons and Their Employees
- Qualified Corporate Retirement Plans

Northwestern Mutual Series Fund Inc., Fidelity VIP Mid Cap Portfolio and Russell Investment Funds

The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 271-1444
www.northwesternmutual.com


Northwestern Mutual®

90-1836 (0786) (REV 0104)



Letter to Contract Owners

December 31, 2003

The year just ended was a time of encouraging strength in the U.S. economy and capital markets. The economy expanded throughout the year, with a major surge in the third quarter, when real Gross Domestic Product grew at an annual rate of 8.2%. Based on reports for the first three quarters, it appears that real growth for the full year was just over 4%; the Commerce Department will publish the official number in late January.

The S&P 500 Index (a widely used benchmark of U.S. equity performance) had a total return of 28.67%, following three years of negative returns. Other measures of equity performance were even stronger, reflecting market leadership by smaller-capitalization and speculative stocks: the NASDAQ composite was up 50% for the year, and the Russell 2000 Index (a small-stock index) had a return of 47.27%. After three dismal years, the information technology sector led the market, and the strongest stocks of all were those with little or no earnings. Other strong sectors were financials, consumer discretionary, materials and industrials, all of which are sensitive to overall economic conditions.

Following three years of significantly outperforming the stock market, the bond market delivered positive returns, but more modest than the stock market. The total return of the Merrill Lynch Domestic Master Index (a broadly-based bond index) was 4.12% for the year. As in the stock market, riskier bonds performed much better than securities of the highest quality. Return of the Lehman High Yield Intermediate Market Index (an index of non-investment-grade bonds) was 27.44%.

Throughout the past year both the Federal Reserve and the Bush administration have followed highly stimulative policies. We have seen a series of interest rate reductions beginning in 2001, accompanied by a significant tax cut in 2003. The many signs of strength in the economy provide ample evidence that these actions to stimulate economic growth are working as they are intended to. Consumer spending and investments in housing have remained quite strong, and reports in recent months indicate an upturn in manufacturing and business investment. The major disappointment has been a persistent lack of job growth, which has been attributed to a combination of improving productivity and the movement of jobs offshore. With the presidential election coming up this fall, continued economic growth is very important to the Bush administration. The hope is that the momentum created by growth-oriented polices will continue, and that the recovery will prove to be self-sustaining.

If economic growth does continue, it is reasonable to expect positive returns from capital markets. However, the stock market is traditionally a leading indicator, moving up ahead of the economy as a whole. The high returns from all the major equity indices in 2003 reflect, in part, the anticipation of the growth we are now experiencing. It would not be reasonable to expect the 20%-plus returns of 2003 to continue indefinitely, or the boom years of the late 1990s to return. As always, we urge investors to take a long-term view, and to select a well diversified personal portfolio of funds consistent with your needs and objectives.

Reports of malfeasance in the corporate world and among investment managers may have made some investors wary of participating in capital markets. In recent months regulatory authorities and financial publications have focused on "market timing" in some mutual funds, which enabled some investors to profit at the expense of other investors in the funds. Traders who market time typically take advantage of the fact that some securities are not actively trading near the time U.S. markets close, when net asset value (NAV) for the funds is established each day. In the case of foreign securities, the last trade may have taken place many hours earlier, on an exchange in Asia or Europe, and may therefore be "stale," not reflecting news that broke after a foreign exchange closed.

We at Northwestern Mutual believe strongly that all participants in our investment products must be treated fairly, and that none should have an advantage over any other. Management recognized the problems with market timing in international funds early on and determined independently that a fair value pricing system (that is, a system that can establish for each security a theoretical price incorporating all information available at the time NAV is calculated) was essential to help eliminate the economic incentive for such market timers. Because no such pricing system was commercially available, Mason Street Advisors, the subsidiary of Northwestern Mutual that serves as investment advisor to Northwestern Mutual Series Fund, Inc., developed its own state-of-the-art system, which was implemented on March 4, 2002. We are proud that we acted aggressively, creatively, and well ahead of most others in our industry to help protect our contract owners from these unfair trading practices.

We are steadfastly committed to responsible and highly ethical practices of investment management, and we take very seriously the trust you've placed in our organization.





Edward J. Zore
President and Chief
Executive Officer

Mark G. Doll
Senior Vice President
Investments

The Northwestern Mutual Life Insurance Company


Northwestern Mutual®

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Contents

How To Get More Information

Northwestern Mutual Express:

1-800-519-4665

Contact Your Northwestern Mutual Investment Services representative, if you have questions about your contract or any of the contract owner privileges.

Information on the Internet:

Northwestern Mutual Financial Network
WWW.NMFN.COM

For information about Northwestern Mutual visit us on our Website.

Front Load Contract

Total return(l) at unit value (as of 12/31/03)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	26.25%	28.24%	18.31%	31.88%	33.27%	—	28.10%
5 years	—	—	11.17%	—	12.48%	—	—
Annualized	—	—	2.14%	—	2.38%	—	—
10 years(h)	—	—	127.77%	—	77.40%	—	—
Annualized	—	—	8.58%	—	5.90%	—	—
10 years(j)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Since division inception in Account C	92.18%(c)	22.03%(d)	—	3.76%(d)	—	26.61%(e)	40.43%(c)
Annualized	15.01%	8.59%	—	1.54%	—	—	7.54%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

Simplified Load Contract

	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	31.26%	33.33%	23.01%	37.11%	38.57%	—	33.19%
5 years	—	—	12.87%	—	14.14%	—	—
Annualized	—	—	2.45%	—	2.68%	—	—
10 years(h)	—	—	124.44%	—	74.91%	—	—
Annualized	—	—	8.42%	—	5.75%	—	—
10 years(j)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Since division inception in Account C	95.48%(c)	25.82%(d)	—	6.98%(d)	—	31.90%(e)	42.83%(c)
Annualized	15.43%	9.97%	—	2.83%	—	—	7.93%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(k)							

All total return figures are for divisions of NML Variable Annuity Account C and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level. The data reflects an initial contract value of $25,000, the minimum size. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which precedes availability in Account C. See the following footnotes for portfolio inception dates:
(b) Inception date of 5/3/94.
(c) Inception date of 4/30/99.
(d) Inception date of 7/31/01.
(e) Inception date of 5/1/03.
(f) Inception date of this division in the Account C was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) Inception date of this division in Account C was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience of the fund, adjusted for expenses of the product and premium charges.
(h) 10 year return for this division in Account C.
(j) These Portfolios of the Northwestern Mutual Series Fund, Inc. became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience, adjusted for expenses of the product and premium charges.
(k) For the seven-day period ended December 31, 2003, the Money Market Portfolio's yield was 1.11% and was equivalent to a compound effective yield of 1.12%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(l) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division	Balanced Division	High Yield Bond Division	Select Bond Division
—	12.86%	17.70%	27.53%	—	21.86%	14.45%	11.95%	22.45%	0.09%
—	(10.80%)	(24.08%)	—	—	(10.07%)	—	8.42%	15.59%	31.63%
—	(2.26%)	(5.36%)	—	—	(2.10%)	—	1.63%	2.94%	5.65%
—	—	—	—	—	154.46%	—	117.50%	—	78.58%
—	—	—	—	—	9.79%	—	8.08%	—	5.97%
—	—	—	—	—	154.59%	—	117.79%	—	79.53%
—	—	—	—	—	9.80%	—	8.09%	—	6.03%
14.01%(e)	128.74%(b)	86.12%(b)	(2.66%)(d)	17.56%(e)	—	(0.36%)(d)	—	83.77%(b)	—
—	8.94%	6.64%	(1.11%)	—	—	(0.15%)	—	6.50%	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—

Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division	Balanced Division	High Yield Bond Division	Select Bond Division
—	17.34%	22.38%	32.60%	—	26.70%	19.00%	16.40%	27.32%	4.07%
—	(9.47%)	(22.91%)	—	—	(8.68%)	—	10.08%	17.28%	33.57%
—	(1.97%)	(5.07%)	—	—	(1.80%)	—	1.94%	3.24%	5.96%
—	—	—	—	—	150.78%	—	114.10%	—	75.90%
—	—	—	—	—	9.63%	—	7.91%	—	5.81%
—	—	—	—	—	150.70%	—	114.46%	—	76.78%
—	—	—	—	—	9.63%	—	7.93%	—	5.86%
18.77%(e)	125.71%(b)	83.77%(b)	0.34%(d)	22.47%(e)	—	2.70%(d)	—	81.29%(b)	—
—	8.79%	6.50%	0.14%	—	—	1.11%	—	6.35%	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—

Front Load Contract

Total return(l) at unit value (as of 12/31/03)	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
1 year	(3.95%)	—	22.26%	38.15%	31.68%	0.71%	30.19%
5 years	10.46%	—	—	—	—	—	—
Annualized	2.01%	—	—	—	—	—	—
10 years(h)	37.82%	—	—	—	—	—	—
Annualized	3.26%	—	—	—	—	—	—
10 years(j)	37.79%	—	—	—	—	—	—
Annualized	3.26%	—	—	—	—	—	—
Since division inception in Account C	—	33.76%(f)	(25.73%)(g)	17.43%(g)	(8.79%)(g)	25.37%(g)	67.89%(c)
Annualized	—	—	(6.17%)	3.50%	(1.95%)	4.96%	11.73%
Since portfolio inception(a)	—	127.17%(f)	31.79%(g)	50.98%(g)	8.33%(g)	45.88%(g)	—
Annualized	—	17.80%	4.02%	6.07%	1.15%	5.55%	—
Current Yield(k)	1.11%						

Simplified Load Contract

1 year	(0.13%)	—	27.12%	43.63%	36.91%	4.71%	35.36%
5 years	12.10%	—	—	—	—	—	—
Annualized	2.31%	—	—	—	—	—	—
10 years(h)	35.83%	—	—	—	—	—	—
Annualized	3.11%	—	—	—	—	—	—
10 years(j)	35.69%	—	—	—	—	—	—
Annualized	3.10%	—	—	—	—	—	—
Since division inception in Account C	—	39.35%(f)	(24.47%)(g)	19.46%(g)	(7.21%)(g)	27.51%(g)	70.78%(c)
Annualized	—	—	(5.83%)	3.88%	(1.59%)	5.34%	12.14%
Since portfolio inception(a)	—	130.51%(f)	32.14%(g)	51.38%(g)	8.62%(g)	46.27%(g)	—
Annualized	—	18.15%	4.06%	6.11%	1.19%	5.59%	—
Current Yield(k)	1.11%						

All total return figures are for divisions of NML Variable Annuity Account C and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level. The data reflects an initial contract value of $25,000, the minimum size. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which precedes availability in Account C. See the following footnotes for portfolio inception dates:
(b) Inception date of 5/3/94.
(c) Inception date of 4/30/99.
(d) Inception date of 7/31/01.
(e) Inception date of 5/1/03.
(f) Inception date of this division in the Account C was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) Inception date of this division in Account C was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience of the fund, adjusted for expenses of the product and premium charges.
(h) 10 year return for this division in Account C.
(j) These Portfolios of the Northwestern Mutual Series Fund, Inc. became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience, adjusted for expenses of the product and premium charges.
(k) For the seven-day period ended December 31, 2003, the Money Market Portfolio's yield was 1.11% and was equivalent to a compound effective yield of 1.12%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(l) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Annual Report December 31, 2003

Northwestern Mutual®

Northwestern Mutual Series Fund, Inc.

A Series Fund Offering Eighteen Portfolios

- Small Cap Growth Stock Portfolio
- T. Rowe Price Small Cap Value Portfolio
- Aggressive Growth Stock Portfolio
- International Growth Portfolio
- Franklin Templeton International Equity Portfolio
- AllianceBernstein Mid Cap Value Portfolio
- Index 400 Stock Portfolio
- Janus Capital Appreciation Portfolio
- Growth Stock Portfolio
- Large Cap Core Stock Portfolio
- Capital Guardian Domestic Equity Portfolio
- T. Rowe Price Equity Income Portfolio
- Index 500 Stock Portfolio
- Asset Allocation Portfolio
- Balanced Portfolio
- High Yield Bond Portfolio
- Select Bond Portfolio
- Money Market Portfolio

Table of Contents

Small Cap Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$367 million

The Small Cap Growth Stock Portfolio owns the stocks of emerging growth companies. The range of market capitalization is generally between $200 million and $3 billion. The investment process involves detailed studies of individual companies. Factors evaluated include the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

In 2003, a very good year for small cap stocks, the Small Cap Portfolio had a return of 33.06%, compared with 38.77% for the S&P 600 Index and 47.27% for the Russell 2000 Index. Because the S&P 600 and Russell 2000 indexes are unmanaged indexes, their returns do not reflect the deduction of fees that exist with managed portfolios. The underperformance relative to the indexes resulted from a combination of industry weights and stock selection. Most significantly, it reflects the Portfolio's emphasis on financially sound, profitable small cap stocks with predictable future earnings streams, at a time when lower quality issues were performing best.

While the Portfolio's performance suffered from underweights in sectors that performed especially well, such as industrials, materials and health care, stock selection within those sectors was a more significant factor in performance. In the industrials sector, many of the Portfolio's largest holdings are service companies such as Strayer Education and The Corporate Executive Board, which were up, but not as much as stocks in the heavy industry category. Similarly, in the health care sector, the Portfolio's emphasis is on service providers such as Patterson Dental and Renal Care, but the real strength was in biotechnology.

The Portfolio was underweighted in the very strong Information Technology sector through most of the year, but was overweighted at year end, reflecting strong performance of some holdings such as Digital Insight, Cognizant Technology, UTStarcom and Brooks Automation, and the addition of new names including SupportSoft, Plexus, Electronics for Imaging, and Intrado.

Sector Allocation 12/31/03



Information Technology 28%
17% Industrials
Health Care 15%
4% Energy
3% Financials
Other Holdings 2%
4% Materials
Consumer 21%
6% Short-Term Investments

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

The Small Cap Growth Stock Portfolio's investment in Initial Public Offerings (IPO's) had a significant impact on its since inception performance. There can be no assurance that IPO's will continue to have a positive affect on the Portfolio's performance.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Minerals Technologies, Inc.	2.1%
Amphenol Corp. - Class A	2.1%
Investors Financial Services Corp.	2.1%
The Corporate Executive Board Co.	2.0%
iShares Russell 2000 Index	1.9%
Brooks Automation, Inc.	1.9%
Education Management Corp.	1.8%
Getty Images, Inc.	1.8%
Orient-Express Hotel, Ltd. - Class A	1.7%
DaVita, Inc.	1.7%

Relative Performance



$25,000
20,000
15,000
10,000
5,000
0
4/99
12/99
12/00
12/01
12/02
12/03
Small Cap Growth Stock Portfolio
S&P 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Small Cap Growth Stock Portfolio	33.06%	16.91%
S&P 600 Index	38.77%	11.09%
Russell 2000 Index	47.27%	7.05%

*inception date of 4/30/99

Since the Portfolio invests primarily in small capitalization issues, the indices that best reflect the Portfolio's performance are the Standard & Poor's (S&P) SmallCap 600 Index and Russell 2000 Index. *The indices cannot be invested in directly and do not include sales charges.*

The Standard & Poor's SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S.-based companies compiled by Standard & Poor's Corporation. As of December 31, 2003, the 600 companies in the composite had median market capitalization of $624.8 million and total market value of $439.8 billion. The SmallCap 600 represents approximately 2.7% of the market value of Compustat's database of over 11,477 equities.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $3.7 billion; the median market capitalization was approximately $622 million. Market capitalization of companies in the Index ranged from $286 billion to $117 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $444 million; the median market capitalization was approximately $352 million. The index had a total market capitalization range of approximately $1.2 billion to $117 million.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return *would be reduced. Returns exclude deductions for separate account sales loads and account* fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (93.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (19.5%)		
Aaron Rents, Inc.	271,895	5,473
*Alliance Gaming Corp.	122,100	3,010
*AnnTaylor Stores Corp.	160,100	6,244
*Coach, Inc.	90,100	3,401
*Cumulus Media, Inc. — Class A	150,100	3,302
*Digital Theater Systems, Inc.	72,500	1,790
Fred's, Inc.	112,725	3,492
*Getty Images, Inc.	129,050	6,470
*The Gymboree Corp.	157,800	2,719
*O'Reilly Automotive, Inc.	129,800	4,979
*Orient-Express Hotel, Ltd. — Class A	388,350	6,381
Polaris Industries, Inc.	37,900	3,357
*Scholastic Corp.	63,500	2,162
*Sharper Image Corp.	88,700	2,896
*The Sports Authority, Inc.	129,700	4,980
Station Casinos, Inc.	129,050	3,953
Thor Industries, Inc.	74,300	4,177
*WMS Industries, Inc.	98,600	2,583
Total		**71,369**
Consumer Staples (1.7%)		
*Peet's Coffee & Tea, Inc.	163,600	2,848
*United Natural Foods, Inc.	91,300	3,279
Total		**6,127**
Energy (3.5%)		
*Grant Prideco, Inc.	349,800	4,554
*National-Oilwell, Inc.	154,850	3,462
*Patterson-UTI Energy, Inc.	144,300	4,751
Total		**12,767**
Financials (3.0%)		
Investors Financial Services Corp.	197,650	7,591
National Financial Partners Corp.	121,400	3,345
Total		**10,936**
Health Care (14.5%)		
*AmSurg Corp.	118,500	4,490
*Bio-Rad Laboratories, Inc. Class A	31,600	1,822
*Bradley Pharmaceuticals, Inc.	74,600	1,897
*Cerner Corp.	87,700	3,319
*DaVita, Inc.	163,500	6,377
*Patterson Dental Co.	53,500	3,433
*Pediatrix Medical Group, Inc.	88,000	4,848
*Province Healthcare Co.	241,925	3,871
*Psychiatric Solutions, Inc.	94,200	1,969
*Renal Care Group, Inc.	45,900	1,891
*ResMed Inc.	118,000	4,902
*Respironics, Inc.	96,150	4,335
Select Medical Corp.	243,600	3,966
*Ventana Medical Systems, Inc.	110,200	4,342
*Wright Medical Group, Inc.	60,100	1,829
Total		**53,291**

Common Stock (93.7%)	Shares/ $ Par	Value $ (000's)
Industrials (17.4%)		
C.H. Robinson Worldwide, Inc.	110,850	4,202
*The Corporate Executive Board Co.	159,500	7,445
*Corrections Corp. of America	90,650	2,613
*Education Management Corp.	213,700	6,633
*EGL, Inc.	144,100	2,530
*Knight Transportation, Inc.	240,252	6,162
*Kroll, Inc.	119,800	3,115
*Marlin Business Services Inc.	158,400	2,756
MSC Industrial Direct Co., Inc. — Class A	179,500	4,936
*Pacer International, Inc.	247,850	5,012
*Portfolio Recovery Associates, Inc.	74,905	1,989
*Resources Connection, Inc.	177,600	4,850
*School Specialty, Inc.	52,800	1,796
Strayer Education, Inc.	42,500	4,625
*Tetra Tech, Inc.	121,475	3,020
*Universal Technical Institute, Inc.	67,700	2,031
Total		**63,715**
Information Technology (28.1%)		
*Amphenol Corp. — Class A	119,850	7,663
Autodesk, Inc.	181,950	4,472
*Brooks Automation, Inc.	285,908	6,911
*CACI International, Inc. — Class A	71,550	3,479
*Cognizant Technology Solutions Corp.	138,800	6,335
*Cree, Inc.	203,300	3,596
*Digital Insight Corp.	192,700	4,798
*Electronics for Imaging, Inc.	149,500	3,890
*EMC Corp.	115,743	1,495
*Entegris, Inc.	310,300	3,987
*EPIQ Systems, Inc.	107,250	1,837
*eSPEED, Inc.	120,200	2,814
*Euronet Worldwide, Inc.	135,700	2,443
*Fargo Electronics, Inc.	145,400	1,849
*Hyperion Solutions Corp.	45,650	1,376
*Inforte Corp.	244,900	2,030
*Intrado, Inc.	181,500	3,984
*MKS Instruments, Inc.	202,150	5,862
*Neoware Systems, Inc.	144,500	1,980
*Netgear, Inc.	121,000	1,935
*NetScreen Technologies, Inc.	58,200	1,440
*O2Micro International, Ltd.	281,550	6,338
*Plexus Corp.	94,300	1,619
*SigmaTel, Inc.	61,978	1,530
*SupportSoft, Inc.	139,800	1,838
*Tollgrade Communications, Inc.	288,250	5,053
*UTStarcom, Inc.	88,000	3,262
*Varian, Inc.	130,550	5,448
*Verint Systems, Inc.	107,500	2,425
*Westell Technologies, Inc. — Class A	274,500	1,732
Total		**103,421**

Small Cap Growth Stock Portfolio

Common Stock (93.7%)	Shares/ $ Par	Value $ (000's)
Materials (4.1%)		
Airgas, Inc.	211,050	4,533
Minerals Technologies, Inc.	131,200	7,774
*Silgan Holdings, Inc.	62,400	2,658
Total		**14,965**
Other Holdings (1.9%)		
*iShares Russell 2000 Index Fund	62,500	6,925
Total		**6,925**
Total Common Stock (Cost: $289,842)		**343,516**

Money Market Investment (6.3%)	Shares/ $ Par	Value $ (000's)
Banks (1.0%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	3,600,000	3,600
Total		**3,600**
Federal Government and Agencies (1.2%)		
(b)Federal National Mortgage Association, 1.075%, 2/4/04	4,500,000	4,495
Total		**4,495**
Personal Credit Institutions (2.7%)		
(b)Preferred Receivable Funding, 1.08%, 1/28/04	5,000,000	4,996
(b)Toyota Motor Credit Corp, 1.02%, 2/6/04	5,000,000	4,995
Total		**9,991**
Short Term Business Credit (1.4%)		
Transamerica Financial, 1.05%, 1/16/04	5,000,000	4,998
Total		**4,998**
Total Money Market Investment (Cost: $23,084)		**23,084**
Total Investments (100.0%) (Cost $312,926)(a)		**366,600**
Other Assets, Less Liabilities (0.0%)		**12**
Total Net Assets (100.0%)		**366,612**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $314,932 and the net unrealized appreciation of investments based on that cost was $51,668 which is comprised of $59,511 aggregate gross unrealized appreciations and $7,843 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
Russell 2000 Index Futures (Total Notional Value at 12/31/03 $8,715)	31	03/04	$(79)

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Small Cap Value Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital	Invest in small companies whose common stocks are believed to be undervalued.	$122 million

The T. Rowe Price Small Cap Value Portfolio generally invests in companies with market capitalization of $1 billion or less whose current stock prices do not appear to reflect their underlying value. For this Portfolio, value is defined broadly, with consideration given to stock price relative to long-term growth prospects and business franchises, in addition to typical value measures such as assets, current earnings and cash flow. The Portfolio has typically held stocks with average market capitalization somewhat smaller than the Russell 2000 Index, as consideration of smaller companies often makes it possible to invest in higher quality companies without paying a premium. The average price/earnings ratio of stocks in the Portfolio is generally close to that of the Index, but quality measures such as return on equity and financial strength are higher. The major emphasis is on selection of individual stocks, with secondary consideration given to industry weightings in order to keep the Portfolio broadly diversified among economic sectors.

In 2003, a year in which small cap stocks were the best performing category of equities, the T. Rowe Price Small Cap Value Portfolio had a return of 35.15%, compared with 38.77% for the S&P 600 Index and 47.27% for the Russell 2000 Index. Returns of the two indexes do not reflect the deduction of fees that exist with a managed portfolio. The Portfolio's return was below that of the benchmarks largely because of an underweighted position in the riskier sectors of the small cap universe. The Portfolio owns less than the benchmark in technology and health care, as well as higher beta, unprofitable companies that recovered the most significantly this year.

The Portfolio's purchases and sales were greatly influenced by the market's volatile swings. We opportunistically added to companies in areas where we saw relative value and those that are leveraged to an economic recovery. The two largest purchases over the past 12 months were Kirby Corporation and FTI Consulting. Kirby conducts operations in marine transportation and diesel engine services and is one of the largest barge operators in the U.S. The company is an attractive investment since it is a direct beneficiary of an industrial recovery, and is relatively cheap on a fundamental basis. FTI is a consulting services firm specializing in advice for distressed companies, creditors, and the stakeholders of companies involved in bankruptcy or restructuring initiatives. Thanks to a recent acquisition, revenue and net income increased substantially in 2003.

Sector Allocation 12/31/03


Industrials 17%
Consumer 21%
Financials 22%
9% Materials
7% Energy
10% Information Technology
5% Health Care
4% Utilities
1% Other Holdings
4% Short-Term Investments

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Ruby Tuesday, Inc.	2.0%
Landstar Systems, Inc.	1.8%
Texas Regional Bancshares, Inc. - Class A	1.6%
Silicon Valley Bancshares	1.3%
Matthews International Corp. - Class A	1.3%
ProAssurance Corp.	1.3%
East West Bancorp, Inc.	1.3%
Fred's, Inc.	1.2%
Brown & Brown, Inc.	1.2%
Triad Guaranty, Inc.	1.2%

Relative Performance


$14,000
13,000
12,000
11,000
10,000
9,000
8,000
7/01
12/01
12/02
12/03
T. Rowe Price Small Cap Value Portfolio
S&P 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
T. Rowe Price Small Cap Value Portfolio	35.15%	11.40%
S&P 600 Index	38.77%	8.14%
Russell 2000 Index	47.27%	7.39%

*inception date of 7/31/01

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was $3.7 billion; the median market capitalization was $622 million. Market capitalization of companies in the Index ranged from $286 billion to $117 million. The index cannot be invested in directly and does not include sales charges.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $444 million; the median market capitalization was approximately $352 million. The index had a total market capitalization range of approximately $1.2 billion to $117 million.

The Standard & Poor's SmallCap 600 Index is an unmanaged index of 600 select common stocks of smaller U.S.-based companies compiled by Standard & Poor's Corporation. As of December 31, 2003, the 600 companies in the composite had median market capitalization of $624.8 million and total market value of $439.8 billion. The SmallCap 600 represents approximately 2.7% of the market value of Compustat's database of over 11,477 equities. The benchmark for this Portfolio was changed from the Russell 2000 to the S&P 600 Index in May 2003 to better align the Portfolio's benchmark with the small-cap value stocks in which it invests.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (18.0%)		
Aaron Rents, Inc.	64,100	1,290
Aaron Rents, Inc. — Class A	3,150	58
Brunswick Corp.	5,700	181
*Cablevision Systems Corp.	15,100	353
*Cox Radio Inc. — Class A	5,000	126
CSS Industries, Inc.	28,300	878
*Culp, Inc.	28,100	306
Dillard's, Inc. — Class A	13,100	216
Dow Jones & Co., Inc.	5,900	294
Eastman Kodak Co.	4,100	105
Fred's, Inc.	46,950	1,455
The Gap, Inc.	5,200	121
Hancock Fabrics, Inc.	36,600	530
Hasbro, Inc.	4,800	102
Haverty Furniture Companies, Inc.	65,100	1,293
*Journal Register Co.	32,600	675
*Kmart Holding Corp.	2,900	69
*Lamar Advertising Co. — Class A	6,800	254
Matthews International Corp. — Class A	53,200	1,574
Meredith Corp.	3,800	185
The New York Times Co. — Class A	4,100	196
Newell Rubbermaid, Inc.	14,500	330
Pearson PLC-Sponsored ADR	18,700	210
*RARE Hospitality International, Inc.	53,550	1,309
Reuters Group PLC-Spons ADR	11,600	294
Ruby Tuesday, Inc.	83,500	2,379
*Saga Communications, Inc. — Class A	56,800	1,053
*Scholastic Corp.	10,700	364
*SCP Pool Corp.	34,050	1,113
*Sinclair Broadcast Group, Inc. — Class A	16,500	246
Skyline Corp.	22,700	792
Stanley Furniture Co., Inc.	19,500	614
*Stein Mart, Inc.	92,320	761
*Tbc Corp.	51,600	1,332
*Unifi, Inc.	101,700	656
The Washington Post Co. — Class B	279	221
Total		**21,935**
Consumer Staples (2.8%)		
*American Italian Pasta Co. — Class A	14,100	591
Archer-Daniels-Midland Co.	18,100	275
Campbell Soup Co.	8,300	222
Casey's General Stores, Inc.	56,500	998
ConAgra Foods, Inc.	8,700	230
*Costco Wholesale Corp.	6,400	238
H.J. Heinz Co.	7,100	259
*Wild Oats Markets, Inc.	32,100	415
Winn-Dixie Stores, Inc.	15,900	158
Total		**3,386**

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Energy (7.0%)		
Amerada Hess Corp.	6,600	351
*Atwood Oceanics, Inc.	15,200	485
Baker Hughes, Inc.	10,100	325
BG Group PLC-Sponsored ADR	4,800	125
Carbo Ceramics, Inc.	16,500	846
Diamond Offshore Drilling, Inc.	26,300	539
*Forest Oil Corp.	38,350	1,096
*Grant Prideco, Inc.	25,200	328
*Hanover Compressor Co.	11,500	128
Kerr-McGee Corp.	5,300	246
*Lone Star Technologies, Inc.	20,500	328
*Magnum Hunter Resources, Inc.	79,300	754
Marathon Oil Corp.	7,800	258
*NRG Energy, Inc.-W/I	7,100	155
Penn Virginia Corp.	19,750	1,100
*Tetra Technologies, Inc.	43,750	1,061
*W-H Energy Services, Inc.	27,900	452
Total		**8,577**
Financials (21.9%)		
Allied Capital Corp.	48,800	1,361
American Capital Strategies, Ltd.	18,200	541
Apartment Investment and Management Co — Class A	5,600	193
Bedford Property Investors, Inc.	30,000	859
Brown & Brown, Inc.	43,900	1,432
Charter One Financial, Inc.	4,800	166
Cincinnati Financial Corp.	3,600	151
Citizens Banking Corp.	4,900	160
Commerce Bancshares, Inc.	4,830	237
Community First Bankshares, Inc.	47,000	1,360
*Conseco Inc.	10,300	225
East West Bancorp, Inc.	28,700	1,540
First Financial Fund, Inc.	48,500	857
First Republic Bank	38,900	1,393
Glenborough Realty Trust, Inc.	22,900	457
The Hartford Financial Services Group, Inc.	2,500	148
Huntington Bancshares, Inc.	11,500	259
Innkeepers USA Trust	58,300	488
Janus Capital Group, Inc.	12,000	197
Kilroy Realty Corp.	36,900	1,208
LaBranche & Co., Inc.	18,000	210
Lasalle Hotel Properties	36,100	670
Loews Corp.	7,100	351
*Markel Corp.	4,000	1,014
National Commerce Financial Corp.	4,800	131
Northern Trust Corp.	5,800	269
*Ohio Casualty Corp.	12,100	210
*ProAssurance Corp.	48,600	1,561
Protective Life Corp.	5,900	200
Reckson Associates Realty Corp.	2,200	53

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Financials continued		
SAFECO Corp.	8,700	339
(b)Scottish Annuity & Life Holdings, Ltd.	30,600	636
*Silicon Valley Bancshares	44,600	1,608
The St. Paul Companies, Inc.	7,000	278
Sun Communities, Inc.	28,000	1,084
Synovus Financial Corp.	8,300	240
TCF Financial Corp.	1,300	67
Texas Regional Bancshares, Inc. — Class A	51,900	1,919
Travelers Property Casualty Corp. — Class A	12,300	206
*Triad Guaranty, Inc.	28,000	1,410
UnumProvident Corp.	10,000	158
Washington Real Estate Trust	24,300	710
Total		**26,556**
Health Care (5.0%)		
Aetna, Inc.	1,700	115
AmerisourceBergen Corp.	4,000	225
Analogic Corp.	9,300	381
*Andrx Corp.	4,200	101
Arrow International, Inc.	16,130	403
*Biogen IDEC, Inc.	2,400	88
*Bone Care International, Inc.	43,200	550
*Diversa Corp.	64,900	600
*Exelixis, Inc.	56,800	402
*First Health Group Corp.	2,700	53
Guidant Corp.	3,000	181
*King Pharmaceuticals, Inc.	14,400	220
*Laboratory Corp. of America Holdings	3,000	111
*Lexicon Genetics, Inc.	82,800	488
*Lincare Holdings, Inc.	6,800	204
*MedImmune, Inc.	10,700	272
*Neighborcare, Inc.	4,500	89
Owens & Minor, Inc.	56,600	1,239
*Protein Design Labs, Inc.	4,500	81
*Tenet Healthcare Corp.	11,400	183
*Vertex Pharmaceuticals, Inc.	8,900	91
Total		**6,077**
Industrials (17.2%)		
Ameron International Corp.	16,200	562
C&D Technologies, Inc.	36,400	698
*Casella Waste Systems, Inc. — Class A	69,000	945
CNF, Inc.	8,200	278
*Dollar Thrifty Automotive Group, Inc.	22,300	578
EDO Corp.	24,300	599
Electro Rent Corp.	61,000	814
Equifax, Inc.	5,000	123
Franklin Electric Co., Inc.	21,300	1,288
*FTI Consulting, Inc.	37,700	881
G & K Services, Inc. — Class A	25,300	930
Herman Miller, Inc.	9,700	235
*Hewitt Associates, Inc.	3,800	114
IDEX Corp.	23,000	957
*Insituform Technologies, Inc. — Class A	52,700	870
JLG Industries, Inc.	26,700	407
Joy Global, Inc.	2,000	52

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
*Kirby Corp.	27,900	973
*Landstar System, Inc.	58,300	2,217
*Littelfuse, Inc.	33,400	963
Manpower, Inc.	3,400	160
McGrath Rentcorp	24,600	670
Nordson Corp.	33,000	1,139
Raytheon Co.	9,200	276
*Right Management Consultants, Inc.	24,100	450
Rockwell Collins, Inc.	7,300	219
Ryder System, Inc.	1,400	48
The ServiceMaster Co.	21,700	253
Thomas Industries, Inc.	33,100	1,147
UTI Worldwide, Inc.	23,440	889
Viad Corp.	7,500	188
*Waste Connections, Inc.	13,700	517
Woodward Governor Co.	9,400	534
Total		**20,974**
Information Technology (9.8%)		
*Agilent Technologies, Inc.	6,200	181
*ATMI, Inc.	26,100	604
AVX Corp.	16,900	281
*Bearingpoint, Inc.	19,100	193
*The BISYS Group, Inc.	17,900	266
*BMC Software, Inc.	19,300	360
*Cable Design Technologies Corp.	94,500	850
*Cadence Design Systems, Inc.	11,900	214
CDW Corp.	2,100	121
*Ceridian Corp.	9,700	203
*Exar Corp.	46,100	787
Harris Corp.	2,000	76
Landauer, Inc.	14,500	591
Methode Electronics, Inc. — Class A	24,900	305
Molex, Inc. — Class A	14,400	423
*MPS Group, Inc.	104,900	981
*Mykrolis Corp.	61,300	986
*Netegrity, Inc.	47,000	485
*Network Associates, Inc.	15,100	227
*Packeteer, Inc.	62,600	1,063
*Progress Software Corp.	44,400	908
*SPSS, Inc.	40,225	719
*Systems & Computer Tech. Corp.	10,600	173
*Tellabs, Inc.	19,800	167
*Websense, Inc.	28,900	845
Total		**12,009**
Materials (8.7%)		
Airgas, Inc.	44,800	963
Aptargroup, Inc.	28,250	1,103
Arch Chemicals, Inc.	32,900	844
Bowater, Inc.	2,400	111
Carpenter Technology Corp.	25,400	751
Deltic Timber Corp.	24,800	754
Florida Rock Industries, Inc.	16,150	887
Gibraltar Steel Corp.	34,051	856
Great Lakes Chemical Corp.	11,700	318

Common Stock (95.7%)	Shares/ $ Par	Value $ (000's)
Materials continued		
Harmony Gold Mining Co.-Sponsored ADR	7,500	122
IMC Global, Inc.	14,300	142
Macdermid, Inc.	17,700	606
MeadWestvaco Corp.	6,600	196
*Meridian Gold, Inc.	17,600	257
Myers Industries, Inc.	32,925	399
Noranda, Inc.	9,800	155
Nucor Corp.	4,700	263
Potash Corp. of Saskatchewan, Inc.	2,850	246
Potlatch Corp.	8,700	302
*Symyx Technologies, Inc.	24,300	499
Wausau-Mosinee Paper Corp.	64,800	876
Total		**10,650**
Telecommunication Services (0.9%)		
AT&T Corp.	10,100	205
*Commonwelth Telephone Enterprises, Inc.	2,500	94
*Crown Castle International Corp.	13,000	143
*Qwest Communications International, Inc.	54,600	236
*Sprint Corp. (PCS Group)	24,900	140
Telephone And Data Systems, Inc.	4,800	301
Total		**1,119**
Utilities (4.4%)		
Black Hills Corp.	24,200	721
Cleco Corp.	32,900	592
*CMS Energy Corp.	13,900	118
Duke Energy Corp.	15,700	321
Edison International	3,500	77
*El Paso Electric Co.	52,600	702
FirstEnergy Corp.	11,100	391
NiSource, Inc.	11,600	255
Otter Tail Corp.	18,300	489
Pinnacle West Capital Corp.	6,700	268
TECO Energy, Inc.	10,300	148
TXU Corp.	11,700	278
Unisource Energy Corp.	8,600	212
Vectren Corp.	24,600	606
Xcel Energy, Inc.	8,100	138
Total		**5,316**
Total Common Stock (Cost: $96,254)		**116,599**

Investment Grade Bonds (0.0%)	Shares/ $ Par	Value $ (000's)
Radiotelephone Communications (0.0%)		
US Cellular Corp., 0.00%, 6/15/15	45,000	22
Total		**22**
Utilities (0.0%)		
Xcel Energy Inc., 7.50%, 11/21/07 144A	2,000	3
Total		**3**
Total Investment Grade Bonds (Cost: $26)		**25**
Money Market Investment (4.2%)		
Other Holdings (4.2%)		
Reserve Investment Fund	5,147,099	5,147
Total Money Market Investment (Cost: $5,147)		**5,147**
Total Investments (99.9%) (Cost $101,427)(a)		**121,771**
Other Assets, Less Liabilities (0.1%)		**173**
Total Net Assets (100.0%)		**121,944**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $101,377 and the net unrealized appreciation of investments based on that cost was $20,394 which is comprised of $21,589 aggregate gross unrealized appreciations and $1,195 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures or when issued securities.

The Accompanying Notes are an Integral Part of the Financial Statements

Aggressive Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$1.2 billion

The Aggressive Growth Stock Portfolio owns the stocks of emerging growth companies, generally with market capitalizations of less than $10 billion. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns. The Portfolio's focus in stock selection is on the individual companies' ability to generate revenue, expand profit margins and maintain solid balance sheets; industry sector selection is of secondary importance.

In 2003, the Aggressive Growth Stock Portfolio had a return of 24.69%, compared with 35.59% for its benchmark, the S&P MidCap 400 Index. The underperformance relative to the Index resulted mainly from selection of individual names, rather than industry mix. The Portfolio's performance was hurt by its emphasis on stocks of solid, financially sound companies at a time when lower quality issues were leading the market.

The Technology sector was the strongest by far in the S&P MidCap 400 Index, up 54% for the year. The Portfolio was overweighted in technology, and many holdings such as Fiserv, Intuit, Paychex, CDW and Diebold performed well, but not as well as some more aggressive stocks. The situation was similar in Health Care: the Index was up 46%, while our holdings including Patterson Dental, Health Management Associates and Biomet were strong, but less than the industry group.

Sector Allocation 12/31/03



Information Technology 35%
Industrials 23%
2% Materials
6% Energy
9% Financials
8% Health Care
2% Short-Term Investments
15% Consumer

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Net Assets
Zebra Technologies Corp. - Class A	2.8%
Fastenal Co.	2.5%
Microchip Technology, Inc.	2.3%
The Corporate Executive Board Co.	2.1%
Investors Financial Services Corp.	2.1%
Novellus Systems, Inc.	2.0%
Praxair, Inc.	2.0%
Waters Corp.	2.0%
Jabil Circuit, Inc.	2.0%
Graco, Inc.	2.0%

Relative Performance



$50,000
40,000
30,000
20,000
10,000
0
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Aggressive Growth Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Aggressive Growth Stock Portfolio	24.69%	3.76%	9.79%
S&P MidCap 400 Index	35.59%	9.20%	13.91%

Since the Portfolio invests primarily in medium-capitalization (Mid Cap) issues, the index that best reflects the Portfolio's performance is the S&P MidCap 400 Index. This is a capitalization-weighted index that measures the performance of the midrange sector of the U.S. stock market. The index cannot be invested in directly and does not include sales charges.

As of December 31, 2003, the 400 companies in the composite had median market capitalization of $2.1 billion and a total market value of $968 billion. The MidCap 400 represents approximately 5.8% of the market value of Compustat's database of about 11,477 equities.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (97.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (14.1%)		
*Entercom Communications Corp. — Class A	272,900	14,453
Fairmont Hotels & Resorts, Inc.	635,720	17,253
Family Dollar Stores, Inc.	165,040	5,922
Gentex Corp.	189,030	8,348
*Getty Images, Inc.	294,870	14,782
Jones Apparel Group, Inc.	193,300	6,810
*Kohl's Corp.	98,000	4,404
*Lamar Advertising Co. — Class A	368,125	13,738
*MGM Mirage	253,360	9,529
Michaels Stores, Inc.	275,800	12,190
*O'Reilly Automotive, Inc.	565,130	21,678
*Orbitz, Inc.	219,400	5,090
*PETCO Animal Supplies, Inc.	691,340	21,051
*Tempur-Pedic International, Inc.	236,558	3,667
*Univision Communications, Inc. — Class A	204,427	8,114
Total		**167,029**
Consumer Staples (0.6%)		
Whole Foods Market, Inc.	105,400	7,076
Total		**7,076**
Energy (5.9%)		
*BJ Services Co.	276,400	9,923
*Cooper Cameron Corp.	197,900	9,222
ENSCO International, Inc.	469,300	12,751
*Nabors Industries, Ltd.	434,300	18,023
*Tom Brown, Inc.	349,400	11,268
*Weatherford International, Ltd.	232,025	8,353
Total		**69,540**
Financials (8.9%)		
CIT Group Inc.	374,500	13,463
Doral Financial Corp.	206,250	6,658
Investors Financial Services Corp.	643,580	24,720
Legg Mason, Inc.	214,580	16,561
Old Republic International Corp.	593,400	15,049
Radian Group, Inc.	122,620	5,978
SouthTrust Corp.	692,700	22,672
Total		**105,101**
Health Care (8.2%)		
*AdvancePCS	197,930	10,423
*Biogen Idec, Inc.	272,300	10,015
Biomet, Inc.	408,610	14,878
*Charles River Laboratories International, Inc.	276,700	9,499
Health Management Associates, Inc. — Class A	557,810	13,387
Medicis Pharmaceutical Corp.	208,500	14,866
*MedImmune, Inc.	148,670	3,776

Common Stock (97.6%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*Patterson Dental Co.	181,598	11,651
*St. Jude Medical, Inc.	149,300	9,160
Total		**97,655**
Industrials (22.8%)		
*Apollo Group, Inc. — Class A	283,580	19,283
ARAMARK Corp. — Class B	453,800	12,443
*Career Education Corp.	229,700	9,204
Cintas Corp.	259,950	13,031
*The Corporate Executive Board Co.	538,120	25,114
Deere & Co.	197,140	12,824
Expeditors International of Washington, Inc.	344,230	12,964
Fastenal Co.	599,490	29,939
Graco, Inc.	577,400	23,154
*Hewitt Associates, Inc.	348,210	10,411
*L-3 Communications Holdings, Inc.	355,250	18,246
Manpower, Inc.	261,840	12,327
*Ryanair Holdings Plc	345,140	17,478
*Stericycle, Inc.	459,780	21,472
*Swift Transportation Co., Inc.	1,075,270	22,602
*Tetra Tech, Inc.	434,197	10,794
Total		**271,286**
Information Technology (35.1%)		
Adobe Systems, Inc.	279,930	11,001
*Amdocs, Ltd.	672,250	15,112
CDW Corp.	372,440	21,512
*Cognos, Inc.	583,000	17,851
Diebold, Inc.	239,130	12,882
*Electronic Arts, Inc.	62,220	2,973
*Fiserv, Inc.	158,195	6,250
Infosys Technologies Ltd., ADR	61,185	5,855
*Ingram Micro, Inc.	363,600	5,781
*Integrated Circuit Systems, Inc.	742,080	21,142
Intersil Corp. — Class A	862,070	21,422
*Intuit, Inc.	276,941	14,653
*Jabil Circuit, Inc.	824,400	23,331
*KLA-Tencor Corp.	273,580	16,051
*Mettler-Toledo International, Inc.	107,700	4,546
Microchip Technology, Inc.	799,995	26,688
*NetScreen Technologies, Inc.	331,100	8,195
*Novellus Systems, Inc.	567,820	23,877
*NVIDIA Corp.	262,300	6,098
Paychex, Inc.	508,540	18,918
*QLogic Corp.	295,670	15,257
*Semtech Corp.	601,990	13,683
*Synopsys, Inc.	254,600	8,595
*UTStarcom, Inc.	304,000	11,269
*VeriSign, Inc.	511,920	8,344
*VERITAS Software Corp.	554,670	20,612

Common Stock (97.6%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Waters Corp.	708,370	23,490
*Zebra Technologies Corp. — Class A	497,435	33,016
Total		**418,404**
Materials (2.0%)		
Praxair, Inc.	617,140	23,575
Total		**23,575**
Total Common Stock (Cost: $961,562)		**1,159,666**

Money Market Investment (2.3%)	Shares/ $ Par	Value $ (000's)
Autos (1.7%)		
Toyota Motor Credit Corp., 1.02%, 2/12/04	20,000,000	19,976
Total		**19,976**
Banks (0.1%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	1,200,000	1,200
Total		**1,200**
Federal Government and Agencies (0.5%)		
Federal National Mortgage Association, 1.07%, 2/4/04	6,000,000	5,994
Total		**5,994**
Total Money Market Investment (Cost: $27,170)		**27,170**
Total Investments (99.9%) (Cost $988,732)(a)		**1,186,836**
Other Assets, Less Liabilities (0.1%)		**706**
Total Net Assets (100.0%)		**1,187,542**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $1,001,067 and the net unrealized appreciation of investments based on that cost was $185,769 which is comprised of $195,522 aggregate gross unrealized appreciations and $9,753 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

International Growth Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation	Invest in stocks of companies outside the U.S. that are expected to experience above-average growth.	$67 million

The International Growth Stock Portfolio invests in common stocks of companies that are headquartered or trade primarily on exchanges outside the United States and that are expected to grow more rapidly than market averages. Holdings are selected for their individual characteristics and growth prospects, with only minor consideration given to size, geography, and industry group. Stocks are selected through fundamental analysis of their financial soundness and potential for growth, with emphasis on distinctiveness of products or services and strong market positions. Stocks under consideration are carefully analyzed to make sure the promise of growth is not already reflected in the stock price, with technical analysis used as a further check on the relationship between price, value and market trends.

In 2003 the International Growth Portfolio produced a return of 38.99% compared with a return of 39.17% for the EAFE Index. Because the EAFE Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio. In a year of strengthening economies and rising stock markets throughout most of the world, the Portfolio benefited from participation in some of the strongest markets, such as Spain, Germany and Sweden, and from exposure to cyclical industry groups. High returns in local currencies were even higher when translated into U.S. dollars, which weakened significantly during the year versus most currencies, particularly the euro.

Most of the Portfolio's largest holdings performed quite well. Anglo Irish Bank, which is growing earnings rapidly and has a very high return on equity, is benefiting from a strong economy, but still sells at a relatively low multiple. Puma AG and Esprit are benefiting from their stylish positioning despite weak European consumer markets. Man Group, the world's largest provider of hedge funds, continued its remarkable success. A recovery in telecommunications drove stocks higher in that sector, where the largest holding is Mobistar, the leading Belgian mobile phone company. KDDI, a Japanese cell phone company, was also quite strong in response to continued market share gains and upward revisions in estimated earnings.

The Portfolio benefited from an overweighted position relative to the Index in the Hong Kong market, which provides exposure to an expanding economy in China, and also from excellent stock selection. Major Hong Kong holdings include ASM Pacific Technology, a semiconductor equipment company; Li & Fung, a provider of business services; and Denway Motors, which benefits from increasing ownership of automobiles in China.

Partially offsetting these favorable decisions, holdings in Japan, Germany and the U.K. underperformed those markets, where the greatest strength, as in the U.S., was in lower quality and cyclical names. Additionally, the Portfolio was late in moving into Japan as that market strengthened.

Sector Allocation 12/31/03



Consumer Discretionary 17%
Consumer Staples 5%
Financials 16%
Consumer Non-Cyclical 3%
Consumer Cyclical 2%
Short-Term Investments & Other Net Assets 6%
Basic Materials 4%
19% Industrials
16% Technology/ Telecommunications
4% Energy
1% Utilities
7% Health Care

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Anglo Irish Bank Corp.	1.6%
Puma AG Rudolf Dassler Sport	1.2%
Swedish Match AB	1.2%
Mobistar SA	1.1%
SGS Societe Generale de Surveilance Holding SA	1.1%
Grupo Ferrovial	1.0%
BNP Paribas SA	1.0%
KDDI Corp.	0.9%
Vinci SA	0.9%
Taro Pharmaceuticals Industries, Ltd., ADR	0.9%

Relative Performance



$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
International Growth Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
International Growth Portfolio	38.99%	4.17%
EAFE Index	39.17%	4.03%

*inception date of 7/31/01

As depicted in the graph, the International Growth Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. *The Index cannot be invested in directly and does not include sales charges.*

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the *Separate Account* report.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Basic Materials (4.3%)			
Alcan, Inc.	Canada	7,865	369
Arcelor SA	Luxembourg	27,730	483
BASF AG	Germany	6,835	386
CRH PLC	Ireland	17,895	367
*Ivanhoe Mines, Ltd.	Canada	31,925	254
Rio Tinto, Ltd.	Australia	12,720	357
*SGL Carbon AG	Germany	18,030	302
Umicore	Belgium	4,882	343
Total			**2,861**
Consumer Cyclical (2.0%)			
Mediaset SPA	Italy	37,470	445
*Modern Times Group AB — B Shares	Sweden	22,100	465
Techtronics Industries Co.	Hong Kong	142,500	395
Total			**1,305**
Consumer Discretionary (16.8%)			
*Alliance Atlantis Comm — B Shares	Canada	9,940	152
*Autogrill SPA	Italy	20,970	300
Autoliv	Sweden	10,705	406
Bayer Motoren Werk AG Ord	Germany	9,325	435
Belluna Co., Ltd.	Japan	15,070	551
Belluna Warrants	Japan	1,452	8
Berkeley Group	United Kingdom	29,283	461
Beru AG Ludwigsburg	Germany	6,300	408
*British Sky Broadcasting Group PLC	United Kingdom	37,775	475
Carnival Corp.	Panama	9,875	392
Denway Motors, Ltd.	Hong Kong	514,000	543
Esprit Holdings, Ltd.	Hong Kong	141,500	470
Greek Organization of Football Prognostics	Greece	28,935	419
Honda Motor Co., Ltd.	Japan	11,400	506
Hyundai Motor Co., Ltd.	South Korea	12,860	545
Intercontinental Hotels	United Kingdom	43,215	409
Li & Fung, Ltd.	Hong Kong	194,000	332
MFI Furniture Group	United Kingdom	117,920	319
Millenium & Copthorne Hotels PLC	United Kingdom	38,120	207

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued			
News Corp, Ltd. ADR	Australia	10,670	385
Porsche AG	Germany	295	175
Puma AG Rudolf Dassler Sport	Germany	4,440	785
Punch Taverns PLC	United Kingdom	55,360	431
Rank Group PLC	United Kingdom	32,870	164
Signet Group PLC	United Kingdom	251,070	463
Swatch Group AG	Switzerland	3,345	402
USS Co., Ltd.	Japan	3,520	249
Walmart de Mexico — Series V	Mexico	131,065	374
Wolseley PLC	United Kingdom	31,235	442
Total			**11,208**
Consumer Non-Cyclical (3.1%)			
Iaws Group PLC	Ireland	11,200	137
SGS Societe Generale de Surveilance Holding	Switzerland	1,145	718
Swedish Match AB	Sweden	74,795	765
Tesco ORD	United Kingdom	93,515	431
Total			**2,051**
Consumer Staples (5.3%)			
Adecco SA — Reg	Switzerland	6,990	449
*Cott Corp. ADR	Canada	16,675	467
Interbrew	Belgium	6,075	162
*Koninklijke Numico NV	Netherlands	8,405	232
L'Oreal	France	4,430	363
Luxottica Group SPA ADR	Italy	21,520	374
Nestle SA	Switzerland	2,010	503
Reckitt Benckiser PLC	United Kingdom	24,085	546
Roche Holding	Switzerland	4,415	445
Total			**3,541**
Energy (4.1%)			
BG Group PLC	United Kingdom	60,255	309
Encana Corp.	Canada	9,440	373
ENI SPA	Italy	23,945	452
Saipem SPA	Italy	49,175	398
Suncor Energy, Inc.	Canada	17,605	443
Technip	France	1,580	171
Total Fina Elf SA	France	3,280	609
Total			**2,755**

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Financials (16.1%)			
*Anglo Irish Bank Corp.	Ireland	69,516	1,098
Banco Popolare Di Verona	Italy	27,835	471
*Bank Rakyat Indonesia	Indonesia	2,523,000	374
BNP Paribas SA	France	10,075	635
Cattles PLC	United Kingdom	64,310	385
Corporacion Mapfre	Spain	39,250	556
*Danske Bank	Denmark	11,345	266
Depfa Bank PLC	Ireland	3,150	396
*Erste Bank Der Oester	Austria	820	101
*Grupo Financiero BNVA Bancomer	Mexico	403,965	345
HSBC Holdings PLC	United Kingdom	28,092	443
ICICI Bank, Ltd.	India	49,808	323
ING Groep NV	Netherlands	18,234	425
*iShares MSCI EAFE Index Fund	United States	4,000	547
*Kookmin Bank	South Korea	9,930	372
Man E D & F Group PLC	United Kingdom	23,360	612
Manulife Financial Corp ADR	Canada	10,935	353
*Mitsubishi Tokyo Financial	Japan	38	296
*Nomura TOPIX Exchange Traded Fund	Japan	51,500	507
*OM Hex AB	Sweden	33,710	419
*OTP Bank RT	Hungary	35,900	463
Royal Bank of Canada	Canada	8,305	397
Royal Bank OF Scotland Group PLC	United Kingdom	16,466	485
*Swiss Life Holdings	Switzerland	2,685	493
Total			**10,762**
Health Care (6.8%)			
*Actelion, Ltd.	Switzerland	4,255	459
*Elekta AB — B Shares	Sweden	20,410	383
Getinge AB — B Shares	Sweden	40,340	387
Nobel Bicare AB	Sweden	35	4
Nobel Biocare Holding AG	Switzerland	3,450	349
Novartis AG	Switzerland	9,750	443
*ResMed, Inc.	Australia	9,040	376

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Health Care continued			
Stada Arzneimittel AG	Germany	6,120	380
Straumann Holding — N Shares	Switzerland	1,715	263
Synthes Stratec, Inc.	Switzerland	453	448
*Taro Pharmaceuticals Industries, Ltd. ADR	Israel	9,495	613
Teva Pharmaceutical Industries, Ltd. ADR	Israel	7,620	432
Total			**4,537**
Industrials (18.6%)			
Alfa Laval AB	Sweden	23,985	365
AP Moller — Maerska A/S	Denmark	66	454
Atlas Copco AB — A Shares	Sweden	13,575	486
Brisa Auto Estrada de Portufal SA	Portugal	58,060	388
*Chiyoda Corp.	Japan	71,000	436
Cobham Group PLC	United Kingdom	16,325	341
Compass Group PLC	United Kingdom	60,850	414
*Daewoo Shipbuilding & Marine Engineering Co.	South Korea	42,410	545
Deutsche Post AG	Germany	9,640	198
*Deutz AG	Germany	6,272	26
*Deutz AG	Germany	1,601	6
*Easyjet Airline Co.	United Kingdom	25,740	135
Exel PLC	United Kingdom	31,335	414
*Fraport AG	Germany	13,610	391
*Funai Electric Co., Ltd.	Japan	2,800	384
*Golar LNG, Ltd.	Bermuda	31,460	452
Grupo Ferrovial	Spain	18,395	644
Iberia Lineas Aer Espana	Spain	157,580	453
Kamigumi Co., Ltd.	Japan	37,000	262
Keyence Corp.	Japan	2,300	485
Kubota Corp.	Japan	112,000	462
Meggitt ORD	United Kingdom	88,745	375
*Neopost SA	France	7,585	383
*Neptune Orient Lines	Singapore	303,000	385
Omron Corp.	Japan	24,400	495
Philips Electronics NV	Netherlands	18,705	546
Premeir Farnell PLC	United Kingdom	92,655	389
Siemens AG	Germany	6,210	500
SMC Corp.	Japan	3,600	448
Thai Airways Inter F Reg Aln Mkt	Thailand	94,000	108

Foreign Common Stock (94.6%)	Country	Shares/ $ Par	Value $ (000's)
Industrials continued			
Vinci SA	France	7,410	613
Volvo AB	Sweden	13,355	408
Total			**12,391**
Technology (10.0%)			
ASM Pacific Technology	Hong Kong	85,500	373
*ASML Holding NV	Netherlands	16,150	320
*Business Objects SA	France	14,100	492
Canon, Inc.	Japan	8,000	372
*Chi Mei Optoelectronic	Taiwan	444,000	456
Citizens Electronics Co.	Japan	6,000	546
Dassault Systems SA	France	10,635	485
*Epcos AG	Germany	16,660	378
*Ericsson LM — B Shares	Sweden	260,960	468
Hoya Corp.	Japan	5,500	505
Indra Sistemas SA	Spain	24,915	320
INFOSYS Technologies, Ltd.	India	3,282	400
Nokia AB OY	Finland	11,100	192
Sage Group ORD	United Kingdom	123,760	389
Samsung Electronics	South Korea	1,530	580
*Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	213,348	399
Total			**6,675**
Telecommunications (6.3%)			
*France Telecom SA	France	12,195	349
KDDI Corp.	Japan	110	630
*Mobistar SA	Belgium	12,895	723
PT Telekomunikasi Indonesia	Indonesia	452,500	363
*Tele2 AB — B Shares	Sweden	9,510	508
Telefonica SA	Spain	34,820	511
Teliasonera AB	Sweden	30,400	159
*Vivendi Universal SA	France	19,800	481
Vodafone Group PLC	United Kingdom	199,085	494
Total			**4,218**
Utilities (1.2%)			
Centrica PLC	United Kingdom	113,405	429
Iberdrola SA	Spain	17,980	355
Total			**784**
Total Foreign Common Stock (Cost: $47,508)			**63,088**

Money Market Investment (4.8%)	Country	Shares/ $ Par	Value $ (000's)
Banks (1.0%)			
UBS Finance Delaware LLC, 0.95%, 1/2/04	United States	700,000	700
Total			**700**
Finance Services (1.8%)			
Merrill Lynch, 1.04%, 1/27/04	United States	1,200,000	1,199
Total			**1,199**
Short Term Business Credit (2.0%)			
Transamerica Financial, 1.05%, 1/16/04	United States	1,300,000	1,300
Total			**1,300**
Total Money Market Investment (Cost: $3,199)			**3,199**
Total Investments (99.4%) (Cost $50,707)(a)			**66,287**
Other Assets, Less Liabilities (0.6%)			**403**
Total Net Assets (100.0%)			**66,690**

ADR—American Depository Receipt

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $50,910 and the net unrealized appreciation of investments based on that cost was $15,377 which is comprised of $15,742 aggregate gross unrealized appreciation and $365 aggregate gross unrealized depreciation.

Investment Percentage by Country:

Country	%
United Kingdom	15.0%
Japan	10.8%
Sweden	7.9%
Switzerland	7.5%
France	6.9%
Germany	6.6%
Other	45.3%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Franklin Templeton International Equity Portfolio

Objective:
Long-term appreciation of capital through diversification into markets outside the United States

Portfolio Strategy:
Participate in the growth of foreign economies by investing in securities with high long-term earnings potential relative to current market values.

Net Assets:
$796 million

The Franklin Templeton International Equity Portfolio offers the opportunity to participate in the growth of companies in countries throughout the world, particularly those with expanding economies. In selecting investments, the principal focus is on identifying undervalued stocks of companies with strong finances and good long-term growth opportunities, rather than on choosing specific industry groups or regions of the world in which to invest.

In a year of strong performance for most stock markets throughout the world, the Portfolio's performance, with a total return of 40.46%, was slightly above that of the EAFE Index, which had a return of 39.17%. Because the EAFE Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio. High local currency returns in most markets are even higher when translated into U.S. dollars, which weakened significantly during the year versus most currencies, particularly the euro.

The Portfolio's performance benefited from investment decisions regarding countries and industries, as well as from individual stock selection. In anticipation of improving world economies, the Portfolio was overweighted in cyclical industry groups such as capital goods, industrials and materials. Stocks in these industries that performed especially well include Volvo, Atlas Copco, Brambles and Toto. Energy was underweighted relative to the Index, but energy holdings such as CNOOC and Repsol performed well.

Through most of the year the Portfolio was significantly overweighted in Germany, where the market was up 65%. The largest German holding, Deutsche Post, performed especially well. The Portfolio's weight in Norway, where the market was up 50%, was approximately seven times that of the Index; the two Norwegian holdings, Norske Skogindustrier and Norsk Hydro performed in line with that market. The Swedish market was up 66% for the year; the Portfolio benefited from a weight triple the EAFE index in that market. Major Swedish holdings include Volvo and Atlas Copco.

Asset Allocation 12/31/03



Continental Europe 43%
16% United Kingdom
20% Asia
Mid-East/Africa 1%
Latin America/ Caribbean 9%
Australia/ New Zealand 5%
6% North America

Allocation is based on percentage of equities.
Allocation and Top 10 Holdings is subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Philips Electronics NV	2.1%
Broken Hill Property Billiton, Ltd.	1.9%
Deutsche Post AG	1.8%
Norske Skogindustrier	1.6%
Aventis SA	1.6%
Samsung Electronics	1.6%
Suez Lyonnaise	1.6%
Volkswagen AG	1.6%
Atlas Copco AB	1.6%
Michelin CL B	1.6%

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Franklin Templeton International Equity Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Franklin Templeton International Equity Portfolio	40.46%	4.00%	7.09%
EAFE Index	39.17%	0.26%	4.79%

As depicted in the graph, the Franklin Templeton International Equity Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Foreign Common Stock (96.4%)	Country	Shares/ $ Par	Value $ (000's)
Automobiles & Components (5.2%)			
GKN PLC	United Kingdom	2,091,540	9,997
Michelin CL B	France	273,400	12,546
Valeo SA	France	148,650	5,953
Volkswagen AG	Sweden	230,450	12,891
Total			**41,387**
Banks (7.1%)			
*Australia & New Zealand Banking Group, Ltd.	Australia	582,319	7,757
*Banca Nazionale Del Lavora SPA	Italy	3,529,070	8,435
Dbs Group Holdings, Ltd.	Singapore	1,192,000	10,318
HSBC Holdings PLC	United Kingdom	530,937	8,378
Lloyds TSB Group PLC	United Kingdom	1,165,150	9,344
Nordea AB	Sweden	1,651,590	12,333
Total			**56,565**
Capital Goods (9.5%)			
Atlas Copco AB — A Shares	Sweden	352,550	12,616
BAE Systems PLC	United Kingdom	3,411,020	10,274
Hutchison Whampoa, Ltd.	Hong Kong	1,081,000	7,937
KCI Konecranes International PLC	Finland	302,500	10,531
Kurita Water Industries, Ltd.	Japan	430,000	5,188
Rolls Royce Group PLC	United Kingdom	1,516,890	4,813
Toto, Ltd.	Japan	873,000	7,397
Vestas Wind Systems	Denmark	455,385	7,406
Volvo AB	Sweden	278,740	8,523
Total			**74,685**
Commercial Services & Supplies (4.1%)			
Adecco SA — Reg	Switzerland	189,300	12,168
Brambles Industries PLC	United Kingdom	1,453,754	5,296
Securitas AB — Series B	Sweden	541,000	7,293
Societe Bic SA	United Kingdom	173,740	8,030
Total			**32,787**
Consumer Durables & Apparel (3.0%)			
Philips Electronics NV	Netherlands	576,875	16,845
Sony Corp.	Japan	200,900	6,955
Total			**23,800**
Diversified Financials (3.3%)			
ING Groep NV	Netherlands	436,000	10,169
Nomura Holdings, Inc.	Japan	332,400	5,660
Swire Pacific, Ltd. — Class A	Hong Kong	1,746,500	10,753
Total			**26,582**
Energy (7.6%)			
CNOOC Ltd.	Hong Kong	197,530	7,885
ENI SPA	Italy	414,535	7,822
Husky Energy, Inc.	Canada	195,650	3,553
IHC Caland NV	Netherlands	112,800	6,118
Norsk Hydro ASA	Norway	167,000	10,304
Repsol Ypf SA	Spain	493,680	9,627
Shell Transport & Trading Co., PLC	United Kingdom	1,428,430	10,626
Total Fina Elf SA	France	21,182	3,938
Total			**59,873**
Financials (0.9%)			
XL Capital, Ltd. Class A	Cayman Islands	94,850	7,356
Total			**7,356**
Food Staples & Retailing (1.2%)			
Sainsbury (J) ORD	United Kingdom	1,769,000	9,904
Total			**9,904**
Food, Beverage, & Tobacco (3.5%)			
Cadbury Schweppes PLC	United Kingdom	1,318,020	9,680
Nestle SA	Switzerland	44,120	11,023
Unilever PLC	United Kingdom	773,990	7,215
Total			**27,918**
Health Care Equipment & Services (0.0%)			
Mayne Nickless, Ltd.	Australia	10	0
Total			**0**
Insurance (6.0%)			
ACE, Ltd.	Cayman Islands	234,580	9,717
Axa SA	France	433,842	9,286
Axa SA	France	27,115	580
Riunione Adriatica Di Sicurta SPA	Italy	447,283	7,616
Sompo Japan Insurance, Inc.	Japan	1,103,000	9,067
Swiss Reinsurance	Switzerland	170,200	11,492
Total			**47,758**

Foreign Common Stock (96.4%)	Country	Shares/ $ Par	Value $ (000's)
Leisure, Entertainment, and Hotels (1.0%)			
Accor	France	173,000	7,834
Total			**7,834**
Materials (11.6%)			
Akzo Nobel NV	Netherlands	234,050	9,034
Alumina Ltd.	Australia	1,908,930	9,450
BASF AG	Germany	206,800	11,673
Bayer AG	Germany	263,150	7,767
Broken Hill Property Billiton, Ltd.	Australia	1,681,770	15,446
Companhia Vale do Rio Doce, ADR	Brazil	163,550	8,424
Norske Skogindustrier	Norway	684,860	13,074
Stora Enso Oyj — Class R	Finland	658,140	8,866
Upm-kymmene OYJ	Finland	394,760	7,529
Total			**91,263**
Media (1.3%)			
Reed Elsevier PLC	Netherlands	645,340	8,018
Wolters Kluwer NV	Netherlands	166,630	2,606
Total			**10,624**
Pharmaceuticals & Biotechnology (5.0%)			
Aventis SA	France	197,550	13,057
*CK Life Sciences International, Inc.	Cayman Islands	29,640	7
Glaxosmithkline PLC	United Kingdom	365,910	8,384
Ono Pharmaceutical Co., Ltd.	Japan	191,000	7,182
*Shire Pharmaceuticals Group	United Kingdom	1,124,010	10,916
Total			**39,546**
Real Estate (1.0%)			
Cheung Kong Holdings, Ltd.	Hong Kong	1,035,000	8,199
Total			**8,199**
Retailing (0.9%)			
Marks & Spencer Group PLC	United Kingdom	1,413,641	7,314
Total			**7,314**
Semiconductors and Related Devices (1.6%)			
Samsung Electronics	South Korea	34,390	13,017
Total			**13,017**
Software & Computer Services (2.7%)			
*Check Point Software Tech	Israel	387,430	6,517
Nintendo Co., Ltd.	Japan	64,600	6,028
Sap AG	Germany	52,800	8,910
Total			**21,455**
Technology Hardware & Equipment (3.1%)			
*Celestica, Inc.	Canada	415,600	6,291
Hitachi, Ltd.	Japan	1,548,000	9,330
Toshiba Corp.	Japan	2,350,000	8,903
Total			**24,524**
Telecommunication Services (7.4%)			
BCE, Inc.	Canada	430,910	9,637
KT Corp., ADR	South Korea	385,100	7,344
Nippon Telegraph & Telephone Corp.	Japan	1,930	9,311
Portugal Telecom SA	Portugal	468,980	4,721
Telecom Corporation Of New Zealand. Ltd.	New Zealand	2,441,800	8,609
*Telefonica SA, ADR	Spain	251,528	11,114
Telefonos de Mexico SA, ADR	Mexico	257,344	8,500
Total			**59,236**
Transportation (3.3%)			
*British Airways PLC	United Kingdom	1,228,800	5,114
Deutsche Post AG	Germany	700,810	14,427
Nippon Express Co., Ltd.	Japan	1,478,000	6,978
Total			**26,519**
Utilities (6.1%)			
E.On AG	Germany	146,700	9,609
Endesa SA	Spain	431,810	8,306
Hong Kong Electric Holdings, Ltd.	Hong Kong	1,549,500	6,127
Iberdrola SA	Spain	387,080	7,651
Korea Electric Power Corp.	South Korea	224,850	4,038
Suez Lyonnaise	France	646,510	12,991
Total			**48,722**
Total Foreign Common Stock (Cost: $625,460)			**766,868**

Money Market Investment (3.6%)	Country	Shares/ $ Par	Value $ (000's)
Autos (1.3%)			
Toyota Motor Credit Corp., 0.99%, 2/12/04	United States	10,000,000	9,988
Total			**9,988**
Banks (1.1%)			
UBS Finance Delaware LLC, 0.95%, 1/2/04	United States	8,800,000	8,800
Total			**8,800**
Short Term Business Credit (1.2%)			
Transamerica Financial, 1.05%, 1/16/04	United States	10,000,000	9,995
Total			**9,995**
Total Money Market Investment (Cost: $28,783)			**28,783**
Total Investments (100.0%) (Cost $654,243)(a)			**795,651**
Other Assets, Less Liabilities (0.0%)			**56**
Total Net Assets (100.0%)			**795,707**

ADR — American Depository Receipt

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $656,375 and the net unrealized appreciation of investments based on that cost was $139,276 which is comprised of $172,032 aggregate gross unrealized appreciations and $32,756 aggregate gross unrealized depreciation.

Investment Percentage by Country:

United Kingdom	14.9%
Japan	10.4%
France	9.4%
Germany	8.3%
Netherlands	6.7%
Hong Kong	5.2%
Other	45.1%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

AllianceBernstein Mid Cap Value Portfolio

Objective:
Long-term growth of capital and current income.

Portfolio Strategy:
Invest primarily in the equity securities of mid-sized companies that are believed to be undervalued.

Net Assets:
$44 million

The primary investment objective of the AllianceBernstein Mid Cap Value Portfolio is long-term capital growth. Current income is a secondary objective. Management pursues these objectives by investing primarily in equities of mid-sized companies that are believed to be undervalued. In selecting investments, management looks for characteristics such as a strong financial position, a price/earnings ratio below major market indexes, and above average prospective earnings growth rates in earnings and dividends.

Since its inception date of May 1, 2003, the AllianceBernstein Mid Cap Value Portfolio had a return of 33.16%, compared with 39.41% for the Russell 2500 Index. Because the Russell 2500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio's underperformance relative to the Index resulted mainly from its emphasis on larger companies within the mid cap universe and on companies with strong earnings trends that are priced attractively relative to their current and potential earnings. During 2003, returns were concentrated in the smallest companies and in stocks with high price/earnings ratios, especially companies that are not profitable.

Absolute returns in the Portfolio were aided by holdings in cyclical industries, especially industrial resources and capital goods. Growing optimism about a rebound in non-residential construction aided returns for Texas Industries, a steel and concrete producer, and Terex Corporation, a diversified manufacturer of construction equipment. Optimism about a broad recovery in industrial activity drove strong returns in Reliance Steel and Aluminum, a metal service center, and FMC Corporation, a specialty chemical firm. Investments in American Axle, a producer of light truck axles principally for General Motors, and Federated Department Stores, the owner of Macy's and Bloomingdale's, also added to returns.

Detractors from returns were concentrated in technology and telecommunications equipment, where demand has been depressed. Tellabs, ADC Telecommunications, and Andrew Corporation all underperformed.

Sector Allocation 12/31/03



Materials 10%
Information Technology 11%
Industrials 18%
Health Care 5%
7% Utilities
7% Short-Term Investments & Other Net Assets
18% Consumer Discretionary
5% Consumer Staples
3% Energy
16% Financials

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Terex Corp.	2.0%
Fidelity National Financial, Inc.	2.0%
Reliance Steel & Aluminum Co.	1.9%
FMC Corp.	1.9%
Texas Industries, Inc.	1.9%
Vishay Intertechnology, Inc.	1.7%
Hughes Supply, Inc.	1.7%
Universal Corp.	1.7%
Tech Data Corp.	1.6%
American Axle & Manufacturing Holdings, Inc.	1.6%

Relative Performance



$15,000
14,000
13,000
12,000
11,000
10,000
5/03
12/03
AllianceBernstein Mid Cap Value Portfolio
Russell 2500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	Since Inception#
AllianceBernstein Mid Cap Value Portfolio	33.16%
Russell 2500 Index	39.41%

#inception date of 5/1/03, returns not annualized

The Russell 2500 Index measures the performance of the 2,500 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $3.7 billion; the median market capitalization was approximately $622 million. Market capitalization of companies in the Index ranged from $286 billion to $117 million. The index cannot be invested in directly and does not include sales charges.

The Russell 2500 Index represents approximately 17% of the total market capitalization of the Russell 3000. As of the latest reconstitution, the average market capitalization of companies in the Russell 2500 was approximately $743 million; the median market capitalization was approximately $463 million. Market capitalization of companies in the Index ranged from $3.1 billion to $117 million.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2003

Common Stock (93.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (18.5%)		
*American Axle & Manufacturing Holdings, Inc.	17,500	707
ArvinMeritor, Inc.	27,100	654
*AutoNation, Inc.	31,000	569
BorgWarner, Inc.	7,200	613
Brunswick Corp.	20,000	637
Federated Department Stores, Inc.	14,000	660
Foot Locker, Inc.	15,200	356
Genuine Parts Co.	10,300	342
*Group 1 Automotive, Inc.	15,600	565
Jones Apparel Group, Inc.	17,000	599
*Office Depot, Inc.	39,000	652
*Park Place Entertainment Corp.	18,100	196
The Reader's Digest Association, Inc. — Class A	35,200	516
V. F. Corp.	13,900	601
*Zale Corp.	9,800	521
Total		**8,188**
Consumer Staples (4.9%)		
Corn Products International, Inc.	17,300	596
Nu Skin Enterprises, Inc.	13,200	226
*Smithfield Foods, Inc.	29,500	611
Universal Corp.	16,600	732
Total		**2,165**
Energy (2.5%)		
Kerr-McGee Corp.	11,600	539
*Seacor Smit, Inc.	13,900	585
Total		**1,124**
Financials (15.9%)		
Astoria Financial Corp.	17,000	632
Banknorth Group, Inc.	19,300	628
Commercial Federal Corp.	23,000	614
Fidelity National Financial, Inc.	22,200	862
Hibernia Corp. — Class A	24,000	564
Popular, Inc.	13,800	620
Post Properties, Inc. (Reit)	20,000	558
Sovereign Bancorp, Inc.	27,600	656
UnionBanCal Corp.	12,000	690
Washington Federal, Inc.	20,000	568
Whitney Holding Corp.	15,100	619
Total		**7,011**
Health Care (4.9%)		
*Apogent Technologies, Inc.	25,000	576
*Health Net, Inc.	12,000	392
*PacifiCare Health Systems, Inc.	9,100	615
Universal Health Services, Inc. — Class B	11,000	591
Total		**2,174**
Industrials (18.5%)		
Cooper Industries, Ltd. — Class A	12,000	695
Deluxe Corp.	13,800	570
*Flowserve Corp.	25,000	522
Harsco Corp.	14,200	622
Hughes Supply, Inc.	15,200	754
Kennametal, Inc.	7,900	314
Lincoln Electric Holdings, Inc.	22,600	559
*Mueller Industries, Inc.	19,600	673
PACCAR, Inc.	6,500	553
Parker-Hannifin Corp.	10,600	631
Reliance Steel & Aluminum Co.	25,000	831
*Terex Corp.	30,300	864
Textron, Inc.	9,600	548
Total		**8,136**
Information Technology (10.8%)		
*Adaptec, Inc.	73,500	649
*ADC Telecommunications, Inc.	235,000	698
*Andrew Corp.	55,000	633
*KEMET Corp.	13,000	178
*Tech Data Corp.	18,000	714
*Tellabs, Inc.	70,000	590
*Vishay Intertechnology, Inc.	33,200	761
*Western Digital Corp.	46,000	542
Total		**4,765**
Materials (10.4%)		
Ball Corp.	10,900	649
Crompton Corp.	83,000	595
*Cytec Industries, Inc.	13,500	518
*FMC Corp.	24,000	819
MeadWestvaco Corp.	18,000	536
Peabody Energy Corp.	15,200	634
Texas Industries, Inc.	22,000	814
Total		**4,565**
Utilities (6.7%)		
Northeast Utilities	32,800	662
OGE Energy Corp.	23,900	578
PNM Resources, Inc.	19,500	548
Puget Energy, Inc.	23,200	551
WPS Resources Corp.	12,900	596
Total		**2,935**
Total Common Stock (Cost: $32,056)		**41,063**

Money Market Investment (6.6%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (6.6%)		
Federal Home Loan Bank, 0.75%, 1/7/04	2,900,000	2,900
Total Money Market Investment (Cost: $2,900)		**2,900**
Total Investments (99.7%) (Cost $34,956)(a)		**43,963**
Other Assets, Less Liabilities (0.3%)		**128**
Total Net Assets (100.0%)		**44,091**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $34,941 and the net unrealized appreciation of investments based on that cost was $9,022 which is comprised of $9,155 aggregate gross unrealized appreciations and $133 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Index 400 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P MidCap 400 Index.

Net Assets:
$343 million

The Index 400 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's MidCap 400 Stock Price Index. This index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. Of the 400 stocks, 286 are listed on the New York Stock Exchange, 112 on NASDAQ, and 2 on the American Stock Exchange.

As of December 31, 2003, the 400 companies in the composite had a median market capitalization of $2.1 billion and total market value of $968 billion. For comparison, the 500 large stocks in the S&P 500 Index had a median market capitalization of $9.1 billion and total market value of $10,286 billion.

The Index 400 Portfolio provides participation in the performance of mid-sized companies in the U.S. equity market. The Portfolio continues to achieve its objective of matching the results of the S&P MidCap 400 Index before expenses. Because the S&P MidCap 400 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

Sector Allocation 12/31/03



Financials 19%
Energy 6%
Consumer Staples 4%
Consumer Discretionary 16%
Utilities 6%
Telecommunications & Other Holdings 5%
12% Health Care
12% Industrials
16% Information Technology
4% Materials

Sector Allocation is based on equities.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
M&T Bank Corp.	1.2%
Gilead Sciences, Inc.	1.2%
Lennar Corp. - Class A	0.8%
The Washington Post Co. - Class B	0.7%
New York Community Bancorp, Inc.	0.7%
Affiliated Computer Services, Inc. - Class A	0.7%
Sovereign Bancorp, Inc.	0.7%
Coach, Inc.	0.7%
Microchip Technology, Inc.	0.7%
Mylan Laboratories, Inc.	0.7%

Relative Performance



$16,000
15,000
14,000
13,000
12,000
11,000
10,000
4/99
12/99
12/00
12/01
12/02
12/03
Index 400 Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Index 400 Stock Portfolio	35.01%	9.31%
S&P MidCap 400 Index	35.59%	9.64%

*inception date of 4/30/99

The S&P MidCap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. As of December 31, 2003, the 400 companies in the composite had median market capitalization of $2.1 billion and a total market value of $968 billion. The MidCap 400 represents approximately 5.8% of the market value of Compustat's database of about 11,477 equities. The index cannot be invested in directly and does not include sales charges.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (15.7%)		
*99 Cents Only Stores	24,033	654
*Abercrombie & Fitch Co. — Class A	33,000	815
*American Eagle Outfitters, Inc.	23,950	393
Applebee's International, Inc.	18,700	734
ArvinMeritor, Inc.	23,150	558
Bandag, Inc.	6,500	268
*Barnes & Noble, Inc.	21,800	716
Belo Corp. — Class A	38,400	1,088
Blyth, Inc.	15,500	499
Bob Evans Farms, Inc.	11,700	380
Borders Group, Inc.	26,100	572
BorgWarner, Inc.	9,100	774
Boyd Gaming Corp.	21,600	349
*Brinker International, Inc.	32,750	1,086
Callaway Golf Co.	25,500	430
*CarMax, Inc.	34,900	1,079
*Catalina Marketing Corp.	18,000	363
CBRL Group, Inc.	16,400	627
*The Cheesecake Factory, Inc.	17,400	766
*Chico's FAS, Inc.	29,200	1,079
Claire's Stores, Inc.	33,000	622
*Coach, Inc.	61,300	2,315
D.R. Horton, Inc.	52,500	2,272
*Dollar Tree Stores, Inc.	38,600	1,160
*Emmis Communications Corp. — Class A	18,400	498
*Entercom Communications Corp. — Class A	17,300	916
Extended Stay America, Inc.	32,000	463
Furniture Brands International, Inc.	18,800	551
Gentex Corp.	25,800	1,139
GTECH Holdings Corp.	19,600	970
Harte-Hanks, Inc.	29,950	651
*Hovnanian Enterprises, Inc.	10,100	879
International Speedway Corp. —Class A	18,000	804
*Krispy Kreme Doughnuts, Inc.	19,700	721
Lear Corp.	22,700	1,392
Lee Enterprises, Inc.	15,100	659
Lennar Corp. — Class A	26,600	2,555
Mandalay Resort Group	20,000	894
Media General, Inc. — Class A	7,900	514
Michaels Stores, Inc.	22,500	995
Modine Manufacturing Co.	11,500	310
*Mohawk Industries, Inc.	22,400	1,581
*The Neiman Marcus Group, Inc. — Class A	16,100	864
*O'Reilly Automotive, Inc.	18,200	698
Outback Steakhouse, Inc.	25,300	1,119
*Park Place Entertainment Corp.	102,000	1,105
*Payless ShoeSource, Inc.	22,942	307
PETsMART, Inc.	47,800	1,138
Pier 1 Imports, Inc.	30,300	662

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued		
The Reader's Digest Association, Inc. — Class A	33,400	490
*Rent-A-Center, Inc.	27,700	828
Ross Stores, Inc.	51,800	1,369
Ruby Tuesday, Inc.	21,600	615
*Saks, Inc.	48,200	725
*Scholastic Corp.	13,300	453
*Six Flags, Inc.	31,300	235
Superior Industries International, Inc.	9,000	392
*The Timberland Co. — Class A	12,000	625
*Toll Brothers, Inc.	24,700	982
*Unifi, Inc.	18,200	117
The Washington Post Co. — Class B	3,200	2,533
*Westwood One, Inc.	34,200	1,170
*Williams-Sonoma, Inc.	39,300	1,366
Total		**53,884**
Consumer Staples (4.4%)		
*BJ's Wholesale Club, Inc.	23,400	537
Church & Dwight Co., Inc.	13,600	539
*Constellation Brands, Inc. — Class A	35,300	1,162
*Dean Foods Co.	52,314	1,721
The Dial Corp.	32,400	922
*Energizer Holdings, Inc.	28,500	1,070
Hormel Foods Corp.	46,700	1,205
Interstate Bakeries Corp.	15,100	215
The J.M. Smucker Co.	16,896	765
Lancaster Colony Corp.	12,100	546
Longs Drug Stores Corp.	12,600	312
Pepsiamericas, Inc.	48,600	832
Ruddick Corp.	15,600	279
Sensient Technologies Corp.	15,800	312
*Smithfield Foods, Inc.	36,800	762
Tootsie Roll Industries, Inc.	17,532	631
Tyson Foods, Inc. — Class A	118,340	1,568
Universal Corp.	8,400	371
Whole Foods Market, Inc.	20,100	1,349
Total		**15,098**
Energy (6.1%)		
*Cooper Cameron Corp.	18,500	862
ENSCO International, Inc.	50,600	1,375
*FMC Technologies, Inc.	22,269	519
*Forest Oil Corp.	18,000	514
*Grant Prideco, Inc.	41,000	534
*Hanover Compressor Co.	24,600	274
Helmerich & Payne, Inc.	16,900	472
Murphy Oil Corp.	31,000	2,024
*National-Oilwell, Inc.	28,700	642
Noble Energy, Inc.	19,100	849
Overseas Shipholding Group, Inc.	11,700	398
*Patterson-UTI Energy, Inc.	27,300	899

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Energy continued		
*Pioneer Natural Resources Co.	39,800	1,271
Pogo Producing Co.	21,500	1,038
*Pride International, Inc.	45,600	850
*Smith International, Inc.	33,800	1,403
Tidewater, Inc.	20,500	613
Valero Energy Corp.	38,600	1,789
*Varco International, Inc.	32,862	678
*Weatherford International, Ltd.	44,300	1,595
Western Gas Resources, Inc.	11,200	529
XTO Energy, Inc.	62,033	1,756
Total		**20,884**
Financials (19.3%)		
A.G. Edwards, Inc.	26,900	975
*Allmerica Financial Corp.	17,900	551
AMB Property Co.	27,600	907
American Financial Group, Inc.	23,500	622
*Americredit Corp.	52,800	841
Amerus Group, Co.	13,200	462
Arthur J. Gallagher & Co.	30,600	994
Associated Banc-Corp.	24,809	1,058
Astoria Financial Corp.	27,200	1,012
Bank of Hawaii Corp.	19,800	836
Banknorth Group, Inc.	54,400	1,770
Brown & Brown, Inc.	23,100	753
City National Corp.	16,400	1,019
The Colonial Bancgroup, Inc.	42,000	727
Commerce Bancorp, Inc.	25,300	1,333
Compass Bancshares, Inc.	42,400	1,667
Cullen/Frost Bankers, Inc.	17,400	706
*E*TRADE Group, Inc.	122,300	1,547
Eaton Vance Corp.	23,300	854
Everest Re Group, Ltd.	18,700	1,582
Fidelity National Financial, Inc.	49,650	1,925
The First American Corp.	26,200	780
Firstmerit Corp.	28,500	769
GATX Corp.	16,600	464
Greater Bay Bancorp	17,600	501
GreenPoint Financial Corp.	46,350	1,637
HCC Insurance Holdings, Inc.	21,500	684
Hibernia Corp. — Class A	52,700	1,239
Highwoods Properties, Inc.	17,900	455
Horace Mann Educators Corp.	14,400	201
Hospitality Properties Trust	21,100	871
Independence Community Bank Corp.	18,500	665
IndyMac Bancorp, Inc.	18,700	557
*Investment Technology Group, Inc.	16,000	258
Investors Financial Services Corp.	22,000	845
LaBranche & Co., Inc.	20,100	235
Legg Mason, Inc.	22,200	1,713
Leucadia National Corp.	23,900	1,102
Liberty Property Trust	26,800	1,043
M&T Bank Corp.	40,400	3,970
Mack-Cali Realty Corp.	19,600	816
Mercantile Bankshares Corp.	26,800	1,222
*The Mony Group, Inc.	15,900	498

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Financials continued		
National Commerce Financial Corp.	69,025	1,883
New Plan Excel Realty Trust, Inc.	32,900	812
New York Community Bancorp, Inc.	65,941	2,508
*Ohio Casualty Corp.	20,600	358
Old Republic International Corp.	61,200	1,552
The PMI Group, Inc.	31,700	1,180
Protective Life Corp.	23,300	788
Provident Financial Group, Inc.	16,500	527
Radian Group, Inc.	31,600	1,541
Raymond James Financial, Inc.	16,400	618
SEI Investments Co.	35,400	1,079
*Silicon Valley Bancshares	11,700	422
Sovereign Bancorp, Inc.	98,600	2,341
Stancorp Financial Group, Inc.	9,800	616
TCF Financial Corp.	24,100	1,238
United Dominion Realty Trust, Inc.	42,600	818
Unitrin, Inc.	22,800	944
W.R. Berkley Corp.	28,100	982
Waddell & Reed Financial, Inc. — Class A	27,900	655
Washington Federal, Inc.	23,500	667
Webster Financial Corp.	15,400	706
Westamerica Bancorporation	11,000	547
Wilmington Trust Corp.	22,300	803
Total		**66,251**
Health Care (11.8%)		
*Advancepcs	31,100	1,638
*Apogent Technologies, Inc.	31,100	717
*Apria Healthcare Group, Inc.	17,200	490
*Barr Laboratories, Inc.	22,600	1,739
Beckman Coulter, Inc.	20,600	1,047
*Charles River Laboratories	15,400	529
*Community Health Systems, Inc.	33,300	885
*Covance, Inc.	20,800	557
*Coventry Health Care, Inc.	20,200	1,303
*Cytyc Corp.	37,000	509
DENTSPLY International, Inc.	26,650	1,204
*Edwards Lifesciences Corp.	20,900	629
*First Health Group Corp.	32,000	623
*Gilead Sciences, Inc.	68,000	3,953
*Health Net, Inc.	39,200	1,282
*Henry Schein, Inc.	14,700	993
Hillenbrand Industries, Inc.	20,900	1,297
*IVAX Corp.	66,025	1,577
*Lifepoint Hospitals, Inc.	13,100	386
*Lincare Holdings, Inc.	33,200	997
*Millennium Pharmaceuticals, Inc.	100,900	1,884
Mylan Laboratories, Inc.	90,600	2,288
Omnicare, Inc.	34,200	1,381
Oxford Health Plans, Inc.	28,000	1,218
*PacifiCare Health Systems, Inc.	14,000	946
*Patterson Dental Co.	23,000	1,476
Perrigo Co.	23,600	371
*Pharmaceutical Resources, Inc.	11,400	743
*Protein Design Labs, Inc.	31,600	566

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*Sepracor, Inc.	28,600	684
*Sicor, Inc.	40,200	1,093
*STERIS Corp.	23,400	529
*Triad Hospitals, Inc.	25,439	846
Universal Health Services, Inc. — Class B	19,600	1,053
Valeant Pharmaceuticals International Co.	28,100	707
*Varian Medical Systems Inc.	23,100	1,596
*Vertex Pharmaceuticals, Inc.	26,000	266
*VISX, Inc.	16,200	375
Total		**40,377**
Industrials (11.5%)		
*AGCO Corp.	25,400	512
*Alaska Air Group, Inc.	9,000	246
Alexander & Baldwin, Inc.	14,000	472
ALLETE, Inc.	29,200	894
AMETEK, Inc.	11,200	541
Banta Corp.	8,600	348
The Brink's Co.	18,300	414
C.H. Robinson Worldwide, Inc.	28,600	1,084
*Career Education Corp.	33,500	1,342
Carlisle Companies, Inc.	10,400	633
*ChoicePoint, Inc.	29,000	1,105
CNF, Inc.	16,800	570
*Copart, Inc.	30,300	500
*Corinthian Colleges, Inc.	14,800	822
*DeVry, Inc.	23,600	593
Donaldson Co., Inc.	14,600	864
*The Dun & Bradstreet Corp.	24,900	1,263
*Dycom Industries, Inc.	16,200	434
*Education Management Corp.	24,000	745
*EGL, Inc.	15,900	279
Expeditors International of Washington, Inc.	35,300	1,329
Fastenal Co.	25,600	1,278
Federal Signal Corp.	16,200	284
*Flowserve Corp.	18,700	390
Graco, Inc.	15,500	622
Granite Construction, Inc.	14,000	329
Harsco Corp.	13,700	600
Herman Miller, Inc.	24,600	597
Hon Industries, Inc.	19,500	845
Hubbell, Inc. — Class B	20,100	886
*J.B. Hunt Transport Services, Inc.	26,700	721
*Jacobs Engineering Group, Inc.	18,700	898
*Jetblue Airways Corp.	34,250	908
Kelly Services, Inc. — Class A	12,000	342
Kennametal, Inc.	11,900	473
*Korn/Ferry International	12,700	169
*L-3 Communications Holdings, Inc.	32,500	1,668
Manpower, Inc.	26,200	1,233
Nordson Corp.	11,400	394
Pentair, Inc.	16,700	763
Precision Castparts Corp.	20,800	945
*Quanta Services, Inc.	39,400	288
Republic Services, Inc.	54,200	1,389
Rollins, Inc.	15,250	344

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
*Sequa Corp. — Class A	3,500	172
*Sotheby's Holdings, Inc. — Class A	20,800	284
*SPX Corp.	25,900	1,523
*Stericycle, Inc.	14,200	663
*Swift Transportation Co., Inc.	28,200	593
*Sylvan Learning Systems, Inc.	14,519	418
Tecumseh Products Co. — Class A	6,200	300
Teleflex, Inc.	13,400	648
Trinity Industries, Inc.	15,600	481
*United Rentals, Inc.	26,000	501
*Valassis Communications, Inc.	17,600	517
Viad Corp.	29,800	745
Werner Enterprises, Inc.	26,950	525
York International Corp.	13,400	493
Total		**39,219**
Information Technology (15.5%)		
*3Com Corp.	124,400	1,016
*Activision, Inc.	29,700	541
*Acxiom Corp.	28,800	535
ADTRAN, Inc.	26,000	806
*Advanced Fibre Communications, Inc.	28,900	582
*Advent Software, Inc.	11,000	192
*Affiliated Computer Services, Inc. — Class A	44,900	2,445
*Arrow Electronics, Inc.	34,000	787
*Ascential Software Corp.	19,675	510
*Atmel Corp.	158,300	951
*Avnet, Inc.	40,400	875
*Avocent Corp.	15,700	573
*The BISYS Group, Inc.	40,500	603
*Cabot Microelectronics Corp.	8,292	406
*Cadence Design Systems, Inc.	91,700	1,649
CDW Corp.	27,900	1,612
*Ceridian Corp.	50,000	1,047
Certegy, Inc.	22,400	735
*Checkfree Corp.	26,800	741
*Commscope, Inc.	20,000	327
*Credence Systems Corp.	21,300	280
*Cree, Inc.	24,700	437
*CSG Systems International, Inc.	17,700	221
*Cypress Semiconductor Corp.	40,000	854
Diebold, Inc.	24,500	1,320
*DST Systems, Inc.	28,200	1,178
Fair, Isaac And Co., Inc.	16,300	801
*Fairchild Semiconductor International, Inc. — Class A	39,600	989
*Gartner, Inc.	42,900	485
Harris Corp.	22,400	850
Imation Corp.	12,000	422
*Integrated Device Technology, Inc.	35,200	604
*Integtated Circuit Systems, Inc.	23,500	670
*International Rectifier Corp.	21,700	1,072
*Internet Security Systems, Inc.	16,800	316
Intersil Corp. — Class A	46,700	1,160
Jack Henry & Associates, Inc.	29,700	611

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Keane, Inc.	21,500	315
*KEMET Corp.	29,200	400
*Lam Research Corp.	42,800	1,382
*Lattice Semiconductor Corp.	38,000	368
*LTX Corp.	16,700	251
*Macromedia, Inc.	21,100	376
*Macrovision Corp.	16,500	373
*McDATA Corp. — Class A	38,700	369
*Mentor Graphics Corp.	23,200	337
*Micrel, Inc.	31,200	486
Microchip Technology, Inc.	69,212	2,309
*MPS Group, Inc.	34,400	322
National Instruments Corp.	17,400	791
*Network Associates, Inc.	54,200	815
*Newport Corp.	13,100	217
*Plantronics, Inc.	14,800	483
*Plexus Corp.	14,400	247
*Polycom, Inc.	33,400	652
*Powerwave Technologies, Inc.	21,300	163
*Quantum Corp. — DLT & Storage Systems	59,800	187
*Retek, Inc.	18,200	169
The Reynolds And Reynolds Co. — Class A	23,000	668
*RF Micro Devices, Inc.	62,200	625
*RSA Security, Inc.	19,800	281
*SanDisk Corp.	26,300	1,608
*Semtech Corp.	24,800	564
*Silicon Laboratories, Inc.	16,600	717
*Storage Technology Corp.	37,000	953
*Sybase, Inc.	32,000	659
*Synopsys, Inc.	52,400	1,769
*Tech Data Corp.	19,100	758
*The Titan Corp.	27,100	591
*Transaction Systems Architects, Inc. — Class A	12,000	272
*TriQuint Semiconductor, Inc.	45,311	320
*Varian, Inc.	11,500	480
*Vishay Intertechnology, Inc.	53,887	1,234
*Wind River Systems, Inc.	28,400	249
*Zebra Technologies Corp. — Class A	15,900	1,055
Total		**53,018**
Materials (4.2%)		
Airgas, Inc.	24,800	533
Albemarle Corp.	13,900	417
Arch Coal, Inc.	17,700	552
Bowater, Inc.	18,700	867
Cabot Corp.	20,800	662
Carpenter Technology Corp.	7,500	222
Crompton Corp.	37,563	269
*Cytec Industries, Inc.	13,200	507
Ferro Corp.	13,800	375
*FMC Corp.	11,900	406
IMC Global, Inc.	38,900	386
*Longview Fibre Co.	17,200	212
The Lubrizol Corp.	17,400	566

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Materials continued		
Lyondell Chemical Co.	58,700	996
Martin Marietta Materials, Inc.	16,500	775
Minerals Technologies, Inc.	6,800	403
Olin Corp.	19,700	395
P.H. Glatfelter Co.	14,800	184
Packaging Corp. of America	35,200	769
Peabody Energy Corp.	18,300	763
Potlatch Corp.	9,700	337
Rayonier, Inc.	14,200	589
RPM, Inc.	39,000	642
*The Scotts Co. — Class A	10,700	633
Sonoco Products Co.	32,700	805
The Valspar Corp.	17,000	841
Wausau-Mosinee Paper Corp.	17,400	235
Total		**14,341**
Telecommunication Services (0.5%)		
*Cincinnati Bell, Inc.	82,500	417
*Price Communications Corp.	18,300	251
Telephone And Data Systems, Inc.	19,400	1,213
Total		**1,881**
Utilities (6.1%)		
AGL Resources, Inc.	21,500	626
Alliant Energy Corp.	37,300	929
*Aquila, Inc.	65,900	223
Black Hills Corp.	10,800	322
DPL, Inc.	42,700	892
Duquesne Light Holdings, Inc.	25,300	464
Energy East Corp.	49,200	1,102
Equitable Resources, Inc.	21,000	901
Great Plains Energy, Inc.	23,400	745
Hawaiian Electric Industries, Inc.	12,700	602
IDACORP, Inc.	12,900	386
MDU Resources Group, Inc.	38,200	910
National Fuel Gas Co.	27,500	672
Northeast Utilities	45,100	910
NSTAR	17,900	868
OGE Energy Corp.	28,800	697
ONEOK, Inc.	32,000	707
Pepco Holdings, Inc.	57,700	1,127
Philadelphia Suburban Corp.	29,450	651
PNM Resources, Inc.	13,600	382
Puget Energy, Inc.	31,800	756
Questar Corp.	28,000	984
SCANA Corp.	37,500	1,283
*Sierra Pacific Resouces	39,581	291
Vectren Corp.	25,200	621
Westar Energy, Inc.	24,400	494
WGL Holdings, Inc.	16,400	456
Wisconsin Energy Corp.	39,600	1,324
WPS Resources Corp.	12,200	564
Total		**20,889**
Total Common Stock (Cost: $281,175)		**325,842**

Money Market Investment (4.9%)	Shares/ $ Par	Value $ (000's)
Autos (1.5%)		
(b)Toyota Motor Credit Corp., 1.02%, 2/12/04	5,000,000	4,994
Total		**4,994**
Banks (1.2%)		
(b)UBS Finance Delaware LLC, 0.95%, 1/2/04	4,200,000	4,200
Total		**4,200**
Federal Government and Agencies (0.4%)		
(b)Federal Home Loan Mortgage Co., 1.065%, 2/5/04	1,500,000	1,498
Total		**1,498**
Short Term Business Credit (1.8%)		
(b)Transamerica Financial, 1.05%, 1/16/04	6,000,000	5,998
Total		**5,998**
Total Money Market Investment (Cost: $16,690)		**16,690**
Total Investments (100.0%) (Cost $297,865)(a)		**342,532**
Other Assets, Less Liabilities (0.0%)		**(32)**
Total Net Assets (100.0%)		**342,500**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $300,358 and the net unrealized appreciation of investments based on that cost was $42,174 which is comprised of $65,112 aggregate gross unrealized appreciations and $22,938 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
MidCap 400 Index Futures (Total Notional Value at 12/31/03 $15,981)	57	3/04	$437

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio

Objective:
Long-term growth of capital

Portfolio Strategy:
Invest in equity securities selected for their growth potential.

Net Assets:
$37 million

The Janus Capital Appreciation Portfolio seeks long-term growth of capital through investments in the equities of companies selected for their growth potential; the main emphasis is on large-capitalization stocks. The Portfolio is managed using a "bottom up" approach, which means that holdings are selected by examining individual securities, rather than focusing on broad economic trends or industry sectors.

From its inception date of May 1, 2003, through December 31, 2003, the Portfolio had a return of 19.90%. This compares to a return of 22.82% for its benchmark, the S&P 500 Index. The Portfolio's underperformance relative to the Index resulted mainly from individual stock selection. Detractors included apparel and housewares retailer Kohl's, which slumped amid concerns over the continued purchasing power of consumers. Independent oil and gas exploration concern Anadarko Petroleum underperformed, as did deep-discount retailer Dollar Tree Stores. Also lagging were Finnish wireless handset manufacturer Nokia and multi-faceted entertainment company Viacom, which counts CBS Television and Nickelodeon among its holdings.

On the positive side, one of the leaders of the broad Nasdaq rally was the Portfolio's pacesetter – innovative biotechnology interest Genentech, which tapped its strong research and development pipeline. Other standouts included health insurance interest UnitedHealth Group, which launched an acquisition of health maintenance organization operator Mid-Atlantic Medical Services, and videogame creator Electronic Arts. Additional gains were supplied by wireless telecommunications service provider Nextel Communications, and manufacturing conglomerate 3M, which produces products ranging from sticky Post-It notepads to sophisticated drug delivery systems.

While sector decisions for this Portfolio are determined mainly by extensive company-level research, sector analysis offers some insight into the Portfolio's performance. Powered by companies such as Genentech, the healthcare sector led all others on an absolute basis. The information technology area followed with standouts such as Nextel Communications leading the way. Aiding performance was the Portfolio's overweight position in both sectors, relative to the S&P 500 Index.

Sector Allocation 12/31/03



Telecommunication Services 6%
4% Consumer Staples
17% Consumer Discretionary
Information Technology 27%
2% Energy
17% Financials
Short-Term Investments & Other Net Assets 2%
Industrials 5%
20% Health Care

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
UnitedHealth Group, Inc.	7.0%
Microsoft Corp.	4.7%
Genentech, Inc.	4.6%
Bank of America Corp.	4.3%
Electronic Arts, Inc.	4.3%
Nextel Communications, Inc. - Class A	3.8%
Aetna, Inc.	3.7%
Applied Materials, Inc.	3.7%
The Goldman Sachs Group, Inc.	3.4%
Wells Fargo & Co.	3.3%

Relative Performance



$13,000
12,500
12,000
11,500
11,000
10,500
10,000
5/03
12/03
Janus Capital Appreciation Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	Since Inception#
Janus Capital Appreciation Portfolio	19.90%
S&P 500 Index	22.82%

#inception date of 5/1/03, returns not annualized

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2003

Common Stock (97.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.4%)		
*Advance Auto Parts, Inc.	7,140	581
*Amazon.com, Inc.	15,725	828
*Dollar Tree Stores, Inc.	13,710	412
*eBay, Inc.	18,000	1,162
*EchoStar Communications Corp.	27,905	949
*Kohl's Corp.	10,325	464
NIKE, Inc. — Class B	16,515	1,131
Outback Steakhouse, Inc.	3,385	150
*Time Warner, Inc.	39,045	702
Total		**6,379**
Consumer Staples (4.1%)		
*Energizer Holdings, Inc.	14,535	546
The Procter & Gamble Co.	9,580	957
Total		**1,503**
Energy (1.5%)		
Murphy Oil Corp.	8,615	563
Total		**563**
Financials (17.1%)		
The Allstate Corp.	17,160	738
Bank of America Corp.	19,725	1,586
*Berkshire Hathaway, Inc.	135	380
The Goldman Sachs Group, Inc.	12,555	1,240
SLM Corp.	29,580	1,115
Wells Fargo & Co.	20,680	1,218
Total		**6,277**
Health Care (19.9%)		
Aetna, Inc.	19,850	1,341
*Anthem, Inc.	4,625	347
*Forest Laboratories, Inc.	11,710	724
*Genentech, Inc.	18,020	1,686
*Invitrogen Corp.	5,755	403
UnitedHealth Group, Inc.	44,280	2,576
*WellPoint Health Networks, Inc. — Class A	2,445	237
Total		**7,314**
Industrials (4.8%)		
3M Co.	12,760	1,085
United Parcel Service, Inc. — Class B	8,910	664
Total		**1,749**
Information Technology (27.2%)		
*Apple Computer, Inc.	39,890	852
*Applied Materials, Inc.	59,705	1,340
*Cisco Systems, Inc.	33,850	822
*Electronic Arts, Inc.	33,130	1,584
*KLA-Tencor Corp.	19,555	1,147
Microsoft Corp.	63,045	1,737
Nokia Corp., ADR	22,885	389
*NVIDIA Corp.	21,520	500
*Synopsys, Inc.	11,600	392
Texas Instruments, Inc.	25,530	750
*Yahoo!, Inc.	11,270	509
Total		**10,022**
Telecommunication Services (5.7%)		
*Nextel Communications, Inc. — Class A	50,185	1,408
Vodafone Group PLC, ADR	27,395	686
Total		**2,094**
Total Common Stock (Cost: $30,263)		**35,901**

Money Market Investment (12.0%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (12.0%)		
Federal Home Loan Mortgage, 1.01%, 1/8/04	4,400,000	4,399
Total Money Market Investment (Cost: $4,399)		**4,399**
Total Investments (109.7%) (Cost $34,662)(a)		**40,300**
Other Assets, Less Liabilities (-9.7%)		**(3,570)**
Total Net Assets (100.0%)		**36,730**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $34,670 and the net unrealized appreciation of investments based on that cost was $5,630 which is comprised of $5,811 aggregate gross unrealized appreciations and $181 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Objective:
Long-term appreciation of capital with moderate risk

Portfolio Strategy:
Hold a diversified mix of high quality growth stocks of medium and large companies with above-average potential for earnings growth.

Net Assets:
$666 million

The Growth Stock Portfolio is invested in high quality companies of large to medium capitalization with strong financial characteristics and the ability to generate internal growth. A key factor in stock selection is the choice of industries with good earnings potential, based on analysis of economic trends to determine their impact on various sectors of the economy. Stock selection is made through "top down" analysis: first industry and market sector choices are made based on the economic environment, and then the most promising companies within each sector are selected as holdings. A strategy of this portfolio is to go beyond the most familiar "blue chip" names to seek out medium-sized companies with strong positions in their markets whose stock prices do not reflect their potential for growth. Diversification across 70 to 90 stocks in a wide range of industry groups reduces the Portfolio's risk profile.

For 2003, the Growth Stock Portfolio had a return of 18.94%, well below the S&P 500 Index, which had a return of 28.67%. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The underperformance resulted from a combination of sector weights and individual stock selection. The Portfolio's traditional emphasis on high quality names with steady, modest growth, a strategy that contributed to above-average performance in the 2000-2002 period, when the market was down, resulted in poor relative performance during the cyclical recovery experienced during 2003. Most importantly, several of the largest holdings in the Portfolio at the end of the previous year, such as Harley-Davidson, Kohl's and Newell Rubbermaid, have significantly underperformed the market during 2003. These holdings have been reduced or eliminated, replaced with new positions such as Teva Pharmaceuticals, a leading producer of generic drugs, and Gilead Sciences, a biotechnology company. In addition, diversification has been increased during the year, with the number of holdings increased by approximately 12%; the ten largest holdings now represent 24.6% of net asset value, compared with 26.9% at the end of 2002.

Relative to the S&P 500 Index, the Portfolio began the year with an underweight in Information Technology, which proved to be the strongest sector for the year. Some holdings within this sector, including Intel, Cisco and Texas Instruments, were among the best performers in the Portfolio. Also positive for performance was Fortune Brands, a position in the Consumer Discretionary sector that has been increased significantly.

Sector Allocation 12/31/03



Consumer Staples 9%
5% Energy
Consumer Discretionary 17%
15% Financials
Materials 2%
15% Health Care
Information Technology 23%
5% Industrials
Telecommunication Services/Other Holdings 3%
6% Short-Term Investments & Other Net Assets

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Microsoft Corp.	3.8%
Intel Corp.	2.8%
Pfizer, Inc.	2.7%
Citigroup, Inc.	2.5%
Medtronic, Inc.	2.5%
General Electric Co.	2.2%
Fortune Brands, Inc.	2.1%
Wal-Mart Stores, Inc.	2.1%
International Business Machines Corp.	2.0%
Target Corp.	1.9%

Relative Performance



$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
5/94
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
Growth Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	Since Inception*
Growth Stock Portfolio	18.94%	-0.71%	10.17%
S&P 500 Index	28.67%	-0.57%	11.70%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of the Portfolio's operations). Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Common Stock (95.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.2%)		
*Bed Bath & Beyond, Inc.	157,700	6,836
Best Buy Co., Inc.	65,700	3,432
*Comcast Corp. — Class A	117,084	3,849
Fortune Brands, Inc.	196,100	14,020
Gannett Co., Inc.	36,500	3,254
Harley-Davidson, Inc.	194,200	9,230
*InterActiveCorp	92,200	3,128
*Kohl's Corp.	197,600	8,880
Lowe's Companies, Inc.	114,800	6,359
McDonald's Corp.	194,100	4,820
The McGraw-Hill Companies, Inc.	120,500	8,425
Target Corp.	334,400	12,842
*Time Warner, Inc.	383,500	6,899
Tribune Co.	161,300	8,323
Viacom, Inc. — Class B	185,000	8,210
Wendy's International, Inc.	158,300	6,212
Total		**114,719**
Consumer Staples (9.2%)		
Altria Group, Inc.	146,200	7,956
Anheuser-Busch Companies, Inc.	89,700	4,725
The Coca-Cola Co.	125,000	6,344
Colgate-Palmolive Co.	86,500	4,329
*Dean Foods Co.	182,200	5,989
PepsiCo, Inc.	209,100	9,748
Wal-Mart Stores, Inc.	261,000	13,847
Walgreen Co.	233,300	8,487
Total		**61,425**
Energy (4.9%)		
ConocoPhillips	145,808	9,561
EOG Resources, Inc.	150,900	6,967
Exxon Mobil Corp.	277,634	11,382
*Nabors Industries, Ltd.	53,200	2,208
*Noble Corp.	68,300	2,444
Total		**32,562**
Financials (15.0%)		
American Express Co.	185,300	8,937
American International Group, Inc.	115,000	7,622
Citigroup, Inc.	346,900	16,838
Fifth Third Bancorp	125,950	7,444
The Goldman Sachs Group, Inc.	88,400	8,728
Lehman Brothers Holdings, Inc.	123,300	9,521
Morgan Stanley	190,500	11,024
Principal Financial Group, Inc.	280,300	9,270
Prudential Financial, Inc.	119,700	5,000
Wachovia Corp.	69,900	3,257
Wells Fargo & Co.	208,600	12,284
Total		**99,925**

Common Stock (95.6%)	Shares/ $ Par	Value $ (000's)
Health Care (15.2%)		
Abbott Laboratories	147,400	6,869
AmerisourceBergen Corp.	100,700	5,654
*Amgen, Inc.	161,300	9,968
*Boston Scientific Corp.	76,800	2,823
Eli Lilly and Co.	120,600	8,482
*Forest Laboratories, Inc.	122,800	7,589
*Gilead Sciences, Inc.	51,500	2,994
Johnson & Johnson	147,500	7,620
Medtronic, Inc.	336,400	16,352
Pfizer, Inc.	510,150	18,024
Teva Pharmaceutical Ind Spon ADR	178,800	10,140
UnitedHealth Group, Inc.	81,800	4,759
Total		**101,274**
Industrials (5.4%)		
*American Standard Companies, Inc.	121,900	12,275
FedEx Corp.	141,300	9,538
General Electric Co.	465,200	14,412
Total		**36,225**
Information Technology (23.3%)		
*Affiliated Computer Services, Inc. — Class A	61,300	3,338
Analog Devices, Inc.	114,300	5,218
*Applied Materials, Inc.	211,700	4,753
*ASML Holding N.V.	197,600	3,962
*Broadcom Corp. — Class A	91,900	3,133
*Cisco Systems, Inc.	477,500	11,598
*Dell, Inc.	188,200	6,391
*Electronic Arts, Inc.	21,500	1,027
*EMC Corp.	269,600	3,483
First Data Corp.	216,200	8,884
*Fiserv, Inc.	163,062	6,443
Hewlett-Packard Co.	448,100	10,293
Intel Corp.	580,300	18,686
International Business Machines Corp.	144,200	13,364
*Intuit, Inc.	86,500	4,577
Microsoft Corp.	923,700	25,438
Nokia Corp., ADR	417,500	7,098
*NVIDIA Corp.	146,400	3,404
*Taiwan Semiconductor, ADR	482,500	4,941
Texas Instruments, Inc.	282,400	8,297
Total		**154,328**
Materials (2.3%)		
Air Products and Chemicals, Inc.	154,800	8,179
Ecolab, Inc.	132,900	3,637
PPG Industries, Inc.	59,300	3,796
Total		**15,612**

Common Stock (95.6%)	Shares/ $ Par	Value $ (000's)
Other Holdings (1.9%)		
*Nasdaq-100 Trust, Series 1	79,500	2,895
*Semiconductor Holders Trust	233,400	9,663
Total		**12,558**
Telecommunication Services (1.2%)		
Vodafone Group PLC, ADR	314,700	7,880
Total		**7,880**
Total Common Stock (Cost: $556,781)		**636,508**
Money Market Investment (4.0%)		
Banks (0.4%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	2,400,000	2,400
Total		**2,400**
Federal Government and Agencies (0.6%)		
Federal Home Loan Mortgage Co., 1.065%, 2/5/04	4,000,000	3,996
Total		**3,996**
Finance Services (3.0%)		
(b)Preferred Rec Funding, 1.08%, 1/9/04	20,000,000	19,995
Total		**19,995**
Total Money Market Investment (Cost: $26,391)		**26,391**
Total Investments (99.6%) (Cost $583,172)(a)		**662,899**
Other Assets, Less Liabilities (0.4%)		**2,972**
Total Net Assets (100.0%)		**665,871**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $583,801 and the net unrealized appreciation of investments based on that cost was $79,098 which is comprised of $94,100 aggregate gross unrealized appreciations and $15,002 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/03 $8,558)	32	03/04	$326

The Accompanying Notes are an Integral Part of the Financial Statements

Large Cap Core Stock Portfolio

Objective:
Long-term growth of capital and income, consistent with moderate investment risk

Portfolio Strategy:
Actively manage a portfolio of equity securities with a goal of exceeding the total return of the S&P 500 Index.

Net Assets:
$448 million

The Large Cap Core Stock Portfolio seeks long-term growth of capital and income by investing primarily in large capitalization companies. In selecting investments, management looks for characteristics such as strong management teams, solid balance sheets, consistent earnings growth and leading market shares. The portfolio is broadly diversified, with some representation in all ten S&P industry sectors, but with allocations among industries adjusted as appropriate for the economic outlook. The emphasis is on higher quality companies, with preference given to stocks that pay dividends.

In 2003, the Large Cap Core Stock Portfolio had a return of 24.05%, compared with 28.67% for the S&P 500 Index. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio's underperformance relative to the Index resulted mainly from its emphasis on relatively large, high quality issues at a time when market performance was dominated by stocks of smaller, less well established companies. Decisions regarding specific stocks were a greater factor in relative performance than industry sector positions. Several stocks held early in the year, including Newell-Rubbermaid, Avery Dennison, Freddie Mac and Marsh McLennan, reported disappointing results or other bad news; these positions have been eliminated. Also negative for performance was an overweighted position in media, with holdings such as Viacom and Liberty Media.

On the positive side, performance benefited from overweighted positions through much of the year in materials, telecom and utilities, as these cyclical industry groups performed well in a recovering economy. An overweight in wireless telecommunication, where the largest holding is Nextel, also proved positive. Also positive was an overweight in Information Technology, where Cisco and semiconductor stocks such as Intel did well.

Sector Allocation 12/31/03



Financials 16%
Energy 5%
Consumer Staples 9%
Consumer Discretionary 12%
Short-Term Investments & Other Net Assets 1%
Utilities 4%
14% Health Care
9% Industrials
20% Information Technology
6% Materials
4% Telecommunication Services

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Citigroup, Inc.	3.4%
Microsoft Corp.	3.2%
Cisco Systems, Inc.	2.7%
Pfizer, Inc.	2.6%
Intel Corp.	2.5%
Exxon Mobil Corp.	2.3%
General Electric Co.	2.2%
Wal-Mart Stores, Inc.	1.7%
Wells Fargo & Co.	1.7%
International Business Machines Corp.	1.6%

Relative Performance



$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Large Cap Core Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	Since Inception*
Large Cap Core Stock Portfolio	24.05%	-3.86%	7.85%
S&P 500 Index	28.67%	-0.57%	11.70%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of the Portfolio's operations). Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Common Stock (98.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (11.5%)		
*Bed Bath & Beyond, Inc.	52,000	2,254
Best Buy Co., Inc.	43,100	2,252
*Comcast Corp. — Class A	78,014	2,564
Fortune Brands, Inc.	60,000	4,289
Gannett Co., Inc.	24,000	2,140
*Kohl's Corp.	75,300	3,384
Lear Corp.	59,600	3,655
*Liberty Media Corp. — Class A	422,400	5,023
McDonald's Corp.	125,800	3,124
NIKE, Inc. — Class B	40,600	2,779
Omnicom Group, Inc.	30,000	2,620
Target Corp.	100,500	3,859
*Time Warner, Inc.	244,100	4,392
The TJX Companies, Inc.	91,800	2,024
Viacom, Inc. — Class B	67,800	3,009
Wendy's International, Inc.	100,800	3,955
Total		**51,323**
Consumer Staples (9.2%)		
Altria Group, Inc.	111,400	6,062
Anheuser-Busch Companies, Inc.	61,500	3,240
The Coca-Cola Co.	85,100	4,319
*Dean Foods Co.	88,550	2,911
The Gillette Co.	57,500	2,112
PepsiCo, Inc.	128,000	5,967
The Procter & Gamble Co.	59,000	5,893
Wal-Mart Stores, Inc.	144,100	7,644
Walgreen Co.	87,000	3,165
Total		**41,313**
Energy (5.3%)		
ConocoPhillips	86,144	5,648
Devon Energy Corp.	34,100	1,953
EOG Resources, Inc.	94,000	4,340
Exxon Mobil Corp.	246,400	10,103
*Noble Corp.	44,500	1,592
Total		**23,636**
Financials (15.7%)		
American Express Co.	60,200	2,903
American International Group, Inc.	89,500	5,932
Bank One Corp.	94,000	4,285
The Chubb Corp.	29,200	1,989
Citigroup, Inc.	313,000	15,193
Countrywide Credit Industries, Inc.	44,000	3,337
Fifth Third Bancorp	63,000	3,723
The Goldman Sachs Group, Inc.	49,200	4,858
The Hartford Financial Services Group, Inc.	35,900	2,119
Lehman Brothers Holdings, Inc.	57,400	4,432
Morgan Stanley	39,900	2,309
Prudential Financial, Inc.	110,000	4,595
U.S. Bancorp	165,800	4,938

Common Stock (98.7%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Wachovia Corp.	45,200	2,106
Wells Fargo & Co.	129,600	7,632
Total		**70,351**
Health Care (14.1%)		
Abbott Laboratories	93,900	4,376
AmerisourceBergen Corp.	44,400	2,493
*Amgen, Inc.	108,000	6,674
*Boston Scientific Corp.	51,700	1,900
Eli Lilly and Co.	81,300	5,718
*Forest Laboratories, Inc.	79,300	4,901
Guidant Corp.	58,500	3,522
Johnson & Johnson	88,300	4,562
Medtronic, Inc.	100,000	4,861
Pfizer, Inc.	328,712	11,613
Teva Pharmaceutical Ind Spon-ADR	114,100	6,471
UnitedHealth Group, Inc.	46,100	2,682
Wyeth	75,600	3,209
Total		**62,982**
Industrials (8.7%)		
3M Co.	73,000	6,207
Canadian National Railway Co.	60,000	3,797
FedEx Corp.	50,600	3,416
General Electric Co.	314,600	9,745
Honeywell International, Inc.	89,790	3,002
Lockheed Martin Corp.	69,000	3,547
Union Pacific Corp.	4,700	327
United Technologies Corp.	55,000	5,212
Waste Management, Inc.	121,000	3,582
Total		**38,835**
Information Technology (20.2%)		
Analog Devices, Inc.	71,600	3,269
*Applied Materials, Inc.	144,100	3,235
*ASML Holding N.V.	135,400	2,715
*Broadcom Corp. — Class A	62,900	2,144
*Cisco Systems, Inc.	498,000	12,096
*Dell, Inc.	108,500	3,685
*EMC Corp.	170,700	2,205
First Data Corp.	133,700	5,494
*Fiserv, Inc.	105,300	4,160
Hewlett-Packard Co.	229,602	5,274
Intel Corp.	345,000	11,109
International Business Machines Corp.	74,700	6,923
Microsoft Corp.	514,200	14,162
Nokia Corp., ADR	263,430	4,478
*NVIDIA Corp.	100,100	2,327
*Oracle Corp.	166,400	2,196
*Taiwan Semiconductor, ADR	318,400	3,260
Texas Instruments, Inc.	77,400	2,275
Total		**91,007**

Large Cap Core Stock Portfolio

Common Stock (98.7%)	Shares/ $ Par	Value $ (000's)
Materials (6.0%)		
Air Products and Chemicals, Inc.	65,700	3,471
Alcoa, Inc.	68,800	2,614
The Dow Chemical Co.	80,200	3,334
E. I. du Pont de Nemours And Co.	88,000	4,038
Ecolab, Inc.	32,600	892
Monsanto Co.	100,800	2,901
Newmont Mining Corp.	47,700	2,319
PPG Industries, Inc.	36,000	2,305
Temple-Inland, Inc.	46,900	2,939
Weyerhaeuser Co.	31,800	2,035
Total		**26,848**
Telecommunication Services (4.1%)		
*AT&T Wireless Services, Inc.	117,900	942
*Nextel Communications, Inc. — Class A	175,700	4,930
SBC Communications, Inc.	114,000	2,972
Verizon Communications, Inc.	163,548	5,737
Vodafone Group PLC, ADR	144,000	3,606
Total		**18,187**
Utilities (3.9%)		
Dominion Resources, Inc.	65,000	4,149
DTE Energy Co.	50,100	1,974
Edison International	70,501	1,546
*PG&E Corp.	178,600	4,960
Pinnacle West Capital Corp.	116,862	4,677
Total		**17,306**
Total Common Stock (Cost: $403,762)		**441,788**

Money Market Investment (1.7%)	Shares/ $ Par	Value $ (000's)
Banks (1.7%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	7,600,000	7,600
Total Money Market Investment (Cost: $7,600)		**7,600**
Total Investments (100.4%) (Cost $411,362)(a)		**449,388**
Other Assets, Less Liabilities (-0.4%)		**(1,834)**
Total Net Assets (100.0%)		**447,554**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $412,521 and the net unrealized appreciation of investments based on that cost was $36,867 which is comprised of $59,274 aggregate gross unrealized appreciations and $22,407 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Capital Guardian Domestic Equity Portfolio

Objective:
Long-term growth of capital and income

Portfolio Strategy:
Invest in larger American companies that exhibit value characteristics relative to S&P 500 Index.

Net Assets:
$136 million

The Capital Guardian Domestic Equity Portfolio is constructed from the bottom-up by a group of experienced portfolio managers and analysts. This value-oriented Portfolio emphasizes stocks that have one or more of the following characteristics relative to the S&P 500 Index: lower price/earnings ratios, lower price to book value ratios, or higher dividend yields. The selection process focuses on individual stocks that are underpriced relative to their inherent value and long-term prospects, based largely on Capital Guardian's solid research capabilities. Industry selection receives minor consideration, and industry weightings may diverge significantly from the major market indices.

During 2003, the Portfolio had a return of 34.41%, outperforming the S&P 500 Index by more than five percentage points. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio began the year with a significantly overweighted position in cyclical industries such as industrials, machinery and materials, in the belief that this group of stocks would benefit from the anticipated economic recovery. This strategy contributed to results with several large holdings, including Ingersoll-Rand and UTX, up during the year. Information technology has not been an area of major emphasis for the portfolio, but performance benefited from a major recovery during 2003 in some holdings in this group such as Polycom that had been extremely weak in the previous year.

Also beneficial to performance was a large position in Fleet Boston, which reached an agreement in November to be acquired by Bank of America. This position has since been reduced and replaced in part by Wells Fargo.

The main detractor during the year was an overweight to the telecommunications services sector which broadly underperformed the market in 2003.

By the end of 2003, the Portfolio's structure had been shifted to place more emphasis on stable industries such as consumer products that are not highly sensitive to broad economic trends. Large holdings include Altria, Campbell Soup and Kraft Foods.

The Portfolio's largest position remains Sprint Corporation, a leading provider of long-distance and local telephone service, which could benefit from consolidation in this industry. Another large position is Air Products and Chemicals, an industrial company that has more exposure to technology than most chemical companies.

Sector Allocation 12/31/03



Financials 21%
Information Technology 4%
Utilities 8%
Telecommunication Services 7%
Short-Term Investments 5%
14% Industrials
17% Consumer
9% Energy
8% Materials
7% Health Care

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Sprint Corp.	3.3%
Air Products and Chemicals, Inc.	3.3%
Altria Group, Inc.	3.0%
General Electric Co.	2.9%
Bank One Corp.	2.8%
United Technologies Corp.	2.7%
Unocal Corp.	2.3%
The Hartford Financial Services Group, Inc.	2.3%
Ingersoll-Rand Co. - Class A	2.1%
FleetBoston Financial Corp.	2.1%

Relative Performance



$11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
Capital Guardian Domestic Equity Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Capital Guardian Domestic Equity Portfolio	34.41%	1.45%
S&P 500 Index	28.67%	-1.84%

*inception date of 7/31/01

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Common Stock (92.5%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (5.5%)		
*AutoNation, Inc.	38,400	705
Carnival Corp Comm Paired Stk	27,400	1,089
Ford Motor Co.	21,300	341
*The Interpublic Group of Companies, Inc.	81,800	1,276
Knight-Ridder, Inc.	18,000	1,392
Starwood Hotels & Resorts Worldwide, Inc.	24,900	896
The Thomson Corp.	26,200	950
*Time Warner, Inc.	45,700	822
Total		**7,471**
Consumer Staples (9.5%)		
Altria Group, Inc.	74,500	4,055
Campbell Soup Co.	88,600	2,375
Colgate-Palmolive Co.	28,800	1,441
General Mills, Inc.	14,000	634
Kimberly-Clark Corp.	16,200	957
Kraft Foods, Inc. — Class A	70,700	2,278
Unilever NV	18,000	1,168
Total		**12,908**
Energy (9.0%)		
Baker Hughes, Inc.	45,000	1,447
ChevronTexaco Corp.	7,100	613
Exxon Mobil Corp.	24,300	996
Royal Dutch Petroleum Co.	33,200	1,739
Shell Transport & Trading Co., ADR	52,800	2,379
*Transocean Sedco Forex, Inc.	38,200	917
Unocal Corp.	86,300	3,179
Weatherford International, Ltd.	26,700	961
Total		**12,231**
Financials (21.3%)		
*Americredit Corp.	82,100	1,308
Bank One Corp.	82,700	3,770
The Chubb Corp.	5,300	361
Citigroup, Inc.	13,900	675
Everest Re Group, Ltd.	23,400	1,980
Fannie Mae	12,100	908
FleetBoston Financial Corp.	63,900	2,789
General Growth Properties, Inc.	61,800	1,715
The Goldman Sachs Group, Inc.	6,800	671
The Hartford Financial Services Group, Inc.	53,200	3,140
J.P. Morgan Chase & Co.	29,300	1,076
The PMI Group, Inc.	37,800	1,407
SLM Corp.	68,100	2,566
Travelers Property Casualty Corp. — Class A	36,510	613
Washington Mutual, Inc.	49,700	1,994
Wells Fargo & Co.	45,400	2,674
XL Capital, Ltd. Class A	16,100	1,249
Total		**28,896**

Common Stock (92.5%)	Shares/ $ Par	Value $ (000's)
Health Care (7.3%)		
AstraZeneca PLC ADR	44,400	2,148
Becton, Dickinson And Co.	49,500	2,036
CIGNA Corp.	6,400	368
Eli Lilly and Co.	22,800	1,604
*Lincare Holdings, Inc.	30,500	916
*PacifiCare Health Systems, Inc.	6,800	460
Pfizer, Inc.	45,100	1,593
*Triad Hospitals, Inc.	26,000	865
Total		**9,990**
Industrials (14.1%)		
Canadian National Railway Co.	4,500	285
Emerson Electric Co.	13,400	868
Fluor Corp.	18,100	717
General Electric Co.	127,800	3,958
Hubbell, Inc. — Class B	16,300	719
Ingersoll-Rand Co. — Class A	41,600	2,824
*Navistar International Corp.	23,100	1,106
Northrop Grumman Corp.	22,500	2,151
Raytheon Co.	41,800	1,256
Siemens AG ADR	8,200	656
Tyco International, Ltd.	20,100	533
Union Pacific Corp.	6,500	452
United Technologies Corp.	38,900	3,686
Total		**19,211**
Information Technology (4.4%)		
*Avnet, Inc.	49,600	1,074
*Cadence Design Systems, Inc.	74,700	1,343
Hewlett-Packard Co.	30,484	700
*Polycom, Inc.	12,300	240
Sabre Holdings Corp. — Class A	81,400	1,758
*Sun Microsystems, Inc.	206,000	925
Total		**6,040**
Materials (7.0%)		
Air Products and Chemicals, Inc.	85,400	4,512
Alcoa, Inc.	8,600	327
The Dow Chemical Co.	18,800	782
E. I. du Pont de Nemours And Co.	43,700	2,005
International Paper Co.	39,000	1,681
Nucor Corp.	3,900	218
Total		**9,525**
Telecommunication Services (6.6%)		
CenturyTel, Inc.	18,200	594
SBC Communications, Inc.	51,700	1,348
Sprint Corp.	275,400	4,522
Verizon Communications, Inc.	71,100	2,494
Total		**8,958**

Common Stock (92.5%)	Shares/ $ Par	Value $ (000's)
Utilities (7.8%)		
*The AES Corp.	110,900	1,047
American Electric Power Co., Inc.	33,400	1,019
Duke Energy Corp.	87,200	1,783
Equitable Resources, Inc.	14,900	640
FirstEnergy Corp.	16,200	570
*Kinder Morgan Management, LLC.	27,269	1,171
NiSource, Inc.	109,700	2,407
Pinnacle West Capital Corp.	50,400	2,017
Total		**10,654**
Total Common Stock (Cost: $108,534)		**125,884**

Preferred Stock (2.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (1.5%)		
Ford Motor Co. Capital Trust II	22,500	1,260
Interpublic Group, Inc.	14,200	811
Total		**2,071**
Materials (1.1%)		
Phelps Dodge Corp.	8,600	1,455
Total		**1,455**
Total Preferred Stock (Cost: $2,702)		**3,526**

Money Market Investments (4.8%)	Shares/ $ Par	Value $ (000's)
Banks (0.4%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	600,000	600
Total		**600**
Federal Government and Agencies (4.4%)		
Federal Home Loan Mortgage, 1.01%, 1/8/04	6,000,000	5,999
Total		**5,999**
Total Money Market Investment (Cost: $6,599)		**6,599**
Total Investments (99.9%) (Cost $117,835)(a)		**136,009**
Other Assets, Less Liabilities (0.1%)		**90**
Total Net Assets (100.0%)		**136,099**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $117,895 and the net unrealized appreciation of investments based on that cost was $18,114 which is comprised of $19,740 aggregate gross unrealized appreciations and $1,626 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Equity Income Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income.	Invest in the equity securities of established companies.	$48 million

The objective of the T. Rowe Price Equity Income Portfolio is long-term growth of capital and income. Management seeks to achieve this objective mainly through investment in the stocks of well-established companies paying above-average dividends. A value approach is used in selecting investments, with an effort made to identify companies that are undervalued but have good prospects for capital appreciation and dividend growth. Management looks for characteristics such as an established operating history, above-average dividend yield, a low price/earnings ratio, sound financial condition, and a low stock price relative to a company's underlying value.

Since its inception date of May 1, 2003, the T. Rowe Price Equity Income Portfolio had a return of 23.64%, compared with 22.82% for the S&P 500 Index. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

Overweighting the strong industrials sector added significantly to relative results. Top contributors in the sector (and for the Portfolio) included Cooper Industries, which posted better-than-expected sales, and Rockwell Automation and Honeywell International, which were helped by a better outlook for defense spending and improved sentiment toward the aerospace industry.

In Financials, the Portfolio's performance was hurt by underweighting market-sensitive companies such as brokers and diversified financials. However, we added value with stock selection among banks. Top contributors in the group (and for the Portfolio overall) included FleetBoston Financial, which surged after agreeing to be acquired by BankAmerica at a significant premium, and BankAmerica itself.

Continued concern about generic competition and limited product pipelines weighed on Merck and Schering-Plough, which detracted from results.

Stock selection in the Consumer Discretionary sector was negative. Eastman Kodak detracted for the year even after a strong rebound in the fourth quarter.

Sector Allocation 12/31/03


Financials 19%
Energy 10%
Consumer Staples 6%
Consumer Discretionary 18%
Short-Term Investments & Other Net Assets 4%
9% Health Care
14% Industrials
4% Information Technology
6% Materials
6% Telecommunication Services
4% Utilities

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
Exxon Mobil Corp.	2.0%
ChevronTexaco Corp.	1.9%
Merck & Co., Inc.	1.8%
Honeywell International, Inc.	1.8%
Bristol-Myers Squibb Co.	1.7%
General Electric Co.	1.6%
Verizon Communications, Inc.	1.5%
FleetBoston Financial Corp.	1.5%
Cooper Industries, Ltd. - Class A	1.4%
Time Warner, Inc.	1.4%

Relative Performance


$13,000
12,500
12,000
11,500
11,000
10,500
10,000
5/03
12/03
T. Rowe Price Equity Income Portfolio
S&P 500 Index

Average Annual Total Return For Periods Ended December 31, 2003	Since Inception#
T. Rowe Price Equity Income Portfolio	23.64%
S&P 500 Index	22.82%

#inception date of 5/1/03, returns not annualized

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.5%)		
The Black & Decker Corp.	3,300	163
*Comcast Corp. — Class A	13,300	437
Dow Jones & Co., Inc.	10,900	543
Eastman Kodak Co.	20,400	524
Ford Motor Co.	12,000	192
Fortune Brands, Inc.	6,600	472
Genuine Parts Co.	8,700	289
Hasbro, Inc.	13,800	294
Hilton Hotels Corp.	18,600	319
The Home Depot, Inc.	13,500	479
J. C. Penney Co., Inc.	2,400	63
Knight-Ridder, Inc.	6,200	480
The May Department Stores Co.	10,400	302
McDonald's Corp.	20,700	514
The New York Times Co. — Class A	11,400	545
Newell Rubbermaid, Inc.	21,300	485
The Reader's Digest Association, Inc. — Class A	3,500	51
Starwood Hotels & Resorts Worldwide, Inc.	12,000	432
*Time Warner, Inc.	36,900	663
*Toys R Us, Inc.	17,000	215
Viacom, Inc. — Class B	6,700	297
The Walt Disney Co.	24,200	565
Total		**8,324**
Consumer Staples (5.7%)		
Altria Group, Inc.	6,200	337
Brown-Forman Corp. — Class B	1,200	112
Campbell Soup Co.	15,300	410
The Clorox Co.	5,700	277
ConAgra Foods, Inc.	7,200	190
General Mills, Inc.	5,800	263
The Gillette Co.	8,700	320
Kimberly-Clark Corp.	7,500	443
Mccormick & Co., Inc.	900	27
UST, Inc.	9,100	325
Winn-Dixie Stores, Inc.	3,400	34
Total		**2,738**
Energy (9.8%)		
Amerada Hess Corp.	12,400	659
Anadarko Petroleum Corp.	7,200	367
Baker Hughes, Inc.	3,900	125
BP Amoco PLC, ADR	10,400	513
ChevronTexaco Corp.	10,400	898
Exxon Mobil Corp.	23,700	973
Marathon Oil Corp.	7,000	232
Royal Dutch Petroleum Co.	11,200	587
Schlumberger, Ltd.	5,400	295
Total		**4,649**

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Financials (18.7%)		
American Express Co.	10,800	521
American International Group, Inc.	3,800	252
Bank of America Corp.	5,400	434
Bank One Corp.	14,500	662
The Chubb Corp.	5,600	381
Citigroup, Inc.	7,600	369
Fannie Mae	5,000	375
FleetBoston Financial Corp.	16,500	721
J.P. Morgan Chase & Co.	11,200	411
Janus Capital Group, Inc.	5,200	85
John Hancock Financial Services, Inc.	3,394	127
Lincoln National Corp.	9,676	391
Marsh & Mclennan Companies, Inc.	12,400	595
Mellon Financial Corp.	13,900	446
Mercantile Bankshares Corp.	6,300	287
Morgan Stanley	6,100	353
National City Corp.	7,300	248
Northern Trust Corp.	5,000	232
SAFECO Corp.	11,900	463
Simon Property Group, Inc.	5,800	269
The St. Paul Companies, Inc.	7,500	297
Travelers Property Casualty Corp. — Class B	14,100	239
UnumProvident Corp.	21,500	339
Wells Fargo & Co.	4,600	271
Wilmington Trust Corp.	3,500	126
Total		**8,894**
Health Care (9.4%)		
Abbott Laboratories	7,600	354
Baxter International, Inc.	15,300	467
Becton, Dickinson And Co.	4,200	173
Bristol-Myers Squibb Co.	27,600	789
CIGNA Corp.	6,700	385
Johnson & Johnson	10,200	527
Merck & Co., Inc.	19,000	878
Schering-Plough Corp.	21,800	379
Wyeth	13,000	552
Total		**4,504**
Industrials (13.6%)		
The Boeing Co.	6,500	274
Cooper Industries, Ltd. — Class A	11,700	678
*The Dun & Bradstreet Corp.	4,300	218
Emerson Electric Co.	3,700	240
General Electric Co.	24,100	747
Honeywell International, Inc.	25,500	852
Hubbell, Inc. — Class B	4,400	194
Lockheed Martin Corp.	4,300	221
Norfolk Southern Corp.	15,100	357
Pall Corp.	15,300	410
Raytheon Co.	14,800	445

Common Stock (95.1%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
Rockwell Automation, Inc.	9,300	331
Rockwell Collins, Inc.	14,600	438
Union Pacific Corp.	8,700	604
Waste Management, Inc.	15,600	462
Total		**6,471**
Information Technology (4.3%)		
*Agere Systems, Inc.	17,300	53
Hewlett-Packard Co.	24,600	565
*Lucent Technologies, Inc.	37,600	107
Microsoft Corp.	14,200	391
Motorola, Inc.	28,000	394
Nokia Corp., ADR	15,700	267
Texas Instruments, Inc.	9,600	282
Total		**2,059**
Materials (6.2%)		
Alcoa, Inc.	6,700	255
The Dow Chemical Co.	11,900	495
E. I. du Pont de Nemours And Co.	10,400	477
Great Lakes Chemical Corp.	9,100	247
*Hercules, Inc.	16,400	200
International Flavors & Fragrances, Inc.	7,600	265
International Paper Co.	13,700	591
MeadWestvaco Corp.	4,900	146
Nucor Corp.	5,200	291
Total		**2,967**
Telecommunication Services (5.5%)		
ALLTEL Corp.	7,700	359
AT&T Corp.	13,600	276
*Qwest Communications International, Inc.	86,700	375
SBC Communications, Inc.	19,500	508
Sprint Corp.	21,700	356
Verizon Communications, Inc.	20,700	726
Total		**2,600**
Utilities (4.4%)		
Constellation Energy Group, Inc.	10,500	411
Duke Energy Corp.	24,800	507
El Paso Corp.	16,300	133
FirstEnergy Corp.	8,300	292
NiSource, Inc.	16,800	369
TECO Energy, Inc.	3,400	49
TXU Corp.	14,400	342
Total		**2,103**
Total Common Stock (Cost: $38,694)		**45,309**

Preferred Stock (0.5%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (0.2%)		
Ford Motor Co. Capital Trust II	1,400	78
Total		**78**
Information Technology (0.3%)		
Lucent Technologies, 8.00%, 8/1/31	165,000	177
Total		**177**
Total Preferred Stock (Cost: $219)		**255**
Money Market Investment (3.6%)		
Other Holdings (3.6%)		
Reserve Investment Fund	1,737,164	1,737
***Total Money Market Investment* (Cost: $1,737)**		**1,737**
Total Investments (99.2%) (Cost $40,650)(a)		**47,301**
Other Assets, Less Liabilities (0.8%)		**363**
Total Net Assets (100.0%)		**47,664**

* Non-Income Producing

ADR — American Depository Receipt

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $40,650 and the net unrealized appreciation of investments based on that cost was $6,651 which is comprised of $6,825 aggregate gross unrealized appreciations and $174 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Index 500 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P 500 Index.

Net Assets:
$1.8 billion

The Index 500 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 2003, the 500 stocks in the Index had a median market capitalization of $9.1 billion and total market value of $10,286 billion. Of the 500 stocks, 424 are listed on the New York Stock Exchange, 74 on NASDAQ, and 2 on the American Stock Exchange.

This composite of 500 stocks of large U.S.-based companies, compiled by Standard & Poor's Corporation, is generally regarded as representative of the large-capitalization portion of the U.S. equity market; the Portfolio therefore provides participation in overall performance of the equity market. The Portfolio continues to achieve the objective of matching the results of the S&P 500 before expenses. Because the S&P 500 Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

Sector Allocation 12/31/03



Short-term Investments 2%
Financials 20%
Energy 6%
Consumer Staples 11%
Consumer Discretionary 11%
Utilities 3%
13% Health Care
11% Industrials
17% Information Technology
3% Materials
3% Telecommunication Services

Sector Allocation is based on equities.
Sector Allocation and Top 10 Holdings are subject to change.

Top 10 Equity Holdings 12/31/03

Company	% of Total Net Assets
General Electric Co.	3.0%
Microsoft Corp.	2.9%
Pfizer, Inc.	2.6%
Exxon Mobil Corp.	2.6%
Citigroup, Inc.	2.4%
Wal-Mart Stores, Inc.	2.2%
Intel Corp.	2.0%
American International Group, Inc.	1.7%
Cisco Systems, Inc.	1.6%
International Business Machines Corp.	1.5%

Relative Performance



$50,000
40,000
30,000
20,000
10,000
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Index 500 Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Index 500 Stock Portfolio	28.43%	-0.54%	11.02%
S&P 500 Index	28.67%	-0.57%	11.06%

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and does not include sales charges.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2003

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (11.1%)		
*American Greetings Corp. — Class A	11,100	243
*AutoNation, Inc.	46,200	849
*Autozone, Inc.	15,025	1,280
*Bed Bath & Beyond, Inc.	49,600	2,150
Best Buy Co., Inc.	54,150	2,829
*Big Lots, Inc.	19,600	279
The Black & Decker Corp.	13,000	641
Boise Cascade Corp.	14,300	470
Brunswick Corp.	15,200	484
Carnival Corp Comm Paired Stk	105,609	4,196
Centex Corp.	10,400	1,120
Circuit City Stores, Inc.	35,000	355
Clear Channel Communications, Inc.	103,150	4,831
*Comcast Corp. — Class A	377,670	12,413
Cooper Tire & Rubber Co.	12,400	265
Dana Corp.	24,950	458
Darden Restaurants, Inc.	27,550	580
Delphi Automotive Systems Corp.	93,987	960
Dillard's, Inc. — Class A	13,864	228
Dollar General Corp.	55,948	1,174
Dow Jones & Co., Inc.	13,620	679
Eastman Kodak Co.	48,083	1,234
*eBay, Inc.	107,700	6,956
Family Dollar Stores, Inc.	28,900	1,037
Federated Department Stores, Inc.	31,151	1,468
Ford Motor Co.	307,394	4,918
Fortune Brands, Inc.	24,367	1,742
Gannett Co., Inc.	45,250	4,034
The Gap, Inc.	149,975	3,481
General Motors Corp.	94,127	5,026
Genuine Parts Co.	29,200	969
*The Goodyear Tire & Rubber Co.	29,000	228
Harley-Davidson, Inc.	50,800	2,415
Harrah's Entertainment, Inc.	18,450	918
Hasbro, Inc.	29,125	620
Hilton Hotels Corp.	63,350	1,085
The Home Depot, Inc.	385,694	13,687
International Game Technology	57,900	2,067
*The Interpublic Group of Companies, Inc.	65,700	1,025
J. C. Penney Co., Inc.	45,550	1,197
Johnson Controls, Inc.	15,000	1,742
Jones Apparel Group, Inc.	21,200	747
KB Home	7,900	573
Knight-Ridder, Inc.	13,450	1,041
*Kohl's Corp.	56,967	2,560
Leggett & Platt Inc.	32,333	699
The Limited, Inc.	87,505	1,578
Liz Claiborne, Inc.	18,300	649
Lowe's Companies, Inc.	131,450	7,281

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued		
Marriott International, Inc. — Class A	39,100	1,806
Mattel, Inc.	73,688	1,420
The May Department Stores Co.	48,450	1,408
Maytag Corp.	13,133	366
McDonald's Corp.	213,478	5,301
The McGraw-Hill Companies, Inc.	32,060	2,242
Meredith Corp.	8,300	405
The New York Times Co. — Class A	25,070	1,198
Newell Rubbermaid, Inc.	46,092	1,050
NIKE, Inc. — Class B	44,300	3,033
Nordstrom, Inc.	22,767	781
*Office Depot, Inc.	51,957	868
Omnicom Group, Inc.	31,900	2,786
Pulte Corp.	10,300	964
Radioshack Corp.	27,800	853
Reebok International, Ltd.	9,900	389
Sears, Roebuck & Co.	42,550	1,936
The Sherwin-Williams Co.	24,513	852
Snap-on, Inc.	9,817	317
The Stanley Works	14,250	540
*Staples, Inc.	82,300	2,247
*Starbucks Corp.	65,650	2,170
Starwood Hotels & Resorts Worldwide, Inc.	33,800	1,216
Target Corp.	152,857	5,870
Tiffany & Co.	24,367	1,101
*Time Warner, Inc.	757,300	13,623
The TJX Companies, Inc.	85,700	1,890
*Toys R Us, Inc.	35,850	453
Tribune Co.	52,636	2,716
Tupperware Corp.	9,700	168
*Univision Communications, Inc. — Class A	54,000	2,143
V. F. Corp.	18,057	781
Viacom, Inc. — Class B	294,548	13,071
Visteon Corp.	21,683	226
The Walt Disney Co.	343,057	8,004
Wendy's International, Inc.	19,050	748
Whirlpool Corp.	11,550	839
*Yum! Brands, Inc.	49,280	1,695
Total		**194,937**
Consumer Staples (10.8%)		
Adolph Coors Co. — Class B	6,100	342
Alberto-Culver Co. — Class B	9,900	624
Albertson's, Inc.	61,554	1,394
Altria Group, Inc.	340,522	18,531
Anheuser-Busch Companies, Inc.	138,749	7,309
Archer-Daniels-Midland Co.	108,203	1,647

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Staples continued		
Avon Products, Inc.	39,600	2,673
Brown-Forman Corp. — Class B	10,209	954
Campbell Soup Co.	68,922	1,847
The Clorox Co.	36,350	1,765
The Coca-Cola Co.	412,475	20,933
Coca-Cola Enterprises, Inc.	75,900	1,660
Colgate-Palmolive Co.	90,322	4,521
ConAgra Foods, Inc.	90,067	2,377
*Costco Wholesale Corp.	76,664	2,850
CVS Corp.	66,267	2,394
General Mills, Inc.	62,567	2,834
The Gillette Co.	171,235	6,289
H.J. Heinz Co.	59,017	2,150
Hershey Foods Corp.	21,950	1,690
Kellogg Co.	68,457	2,607
Kimberly-Clark Corp.	85,056	5,026
*The Kroger Co.	126,105	2,334
Mccormick & Co., Inc.	23,400	704
The Pepsi Bottling Group, Inc.	45,000	1,088
PepsiCo, Inc.	289,530	13,498
The Procter & Gamble Co.	217,605	21,735
R.J. Reynolds Tobacco Holdings, Inc.	14,100	820
*Safeway, Inc.	74,100	1,624
Sara Lee Corp.	130,435	2,832
SUPERVALU, Inc.	22,450	642
SYSCO Corp.	109,025	4,059
UST, Inc.	27,967	998
Wal-Mart Stores, Inc.	733,200	38,897
Walgreen Co.	171,946	6,255
Winn-Dixie Stores, Inc.	23,350	232
Wm. Wrigley Jr. Co.	37,767	2,123
Total		**190,258**
Energy (5.7%)		
Amerada Hess Corp.	15,100	803
Anadarko Petroleum Corp.	41,862	2,135
Apache Corp.	27,123	2,200
Ashland, Inc.	11,500	507
Baker Hughes, Inc.	56,130	1,805
*BJ Services Co.	26,600	955
Burlington Resources, Inc.	33,683	1,865
ChevronTexaco Corp.	179,357	15,495
ConocoPhillips	114,110	7,482
Devon Energy Corp.	38,900	2,227
EOG Resources, Inc.	19,260	889
Exxon Mobil Corp.	1,113,756	45,665
Halliburton Co.	73,469	1,910
Kerr-McGee Corp.	16,905	786
Marathon Oil Corp.	52,009	1,721
*Nabors Industries, Ltd.	24,550	1,019
*Noble Corp.	22,450	803
Occidental Petroleum Corp.	64,220	2,713
*Rowan Companies, Inc.	15,750	365
Schlumberger, Ltd.	97,767	5,350

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Energy continued		
Sunoco, Inc.	12,950	662
*Transocean Sedco Forex, Inc.	53,651	1,288
Unocal Corp.	43,367	1,597
Total		**100,242**
Financials (20.3%)		
ACE, Ltd.	46,700	1,934
AFLAC, Inc.	86,250	3,121
The Allstate Corp.	118,128	5,082
Ambac Financial Group, Inc.	17,900	1,242
American Express Co.	215,975	10,416
American International Group, Inc.	437,830	29,018
AmSouth Bancorporation	58,855	1,442
Aon Corp.	52,500	1,257
Apartment Investment and Management Co. — Class A	15,800	545
Bank of America Corp.	250,801	20,171
The Bank of New York Co., Inc.	129,253	4,281
Bank One Corp.	189,686	8,648
BB&T Corp.	90,600	3,501
The Bear Stearns Companies, Inc.	16,695	1,335
Capital One Financial Corp.	38,100	2,335
The Charles Schwab Corp.	227,239	2,691
Charter One Financial, Inc.	37,820	1,307
The Chubb Corp.	31,450	2,142
Cincinnati Financial Corp.	26,880	1,126
Citigroup, Inc.	864,348	41,954
Comerica, Inc.	29,450	1,651
Countrywide Credit Industries, Inc.	30,300	2,298
Equity Office Properties Trust	66,900	1,917
Equity Residential Properties Trust	45,900	1,355
Fannie Mae	163,448	12,268
Federated Investors, Inc. — Class B	18,200	534
Fifth Third Bancorp	95,634	5,652
First Tennessee National Corp.	21,100	931
FleetBoston Financial Corp.	176,605	7,709
Franklin Resources, Inc.	42,150	2,194
Freddie Mac	116,786	6,811
Golden West Financial Corp.	25,550	2,637
The Goldman Sachs Group, Inc.	79,600	7,859
The Hartford Financial Services Group, Inc.	47,350	2,795
Huntington Bancshares, Inc.	38,342	863
J.P. Morgan Chase & Co.	341,748	12,552
Janus Capital Group, Inc.	40,129	659
Jefferson-Pilot Corp.	23,834	1,207
John Hancock Financial Services, Inc.	48,500	1,819
Keycorp	70,575	2,069
Lehman Brothers Holdings, Inc.	46,122	3,562
Lincoln National Corp.	29,840	1,205
Loews Corp.	31,167	1,541
Marsh & Mclennan Companies, Inc.	89,380	4,280
Marshall & Ilsley Corp.	38,100	1,457
MBIA, Inc.	24,350	1,442

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Financials continued		
MBNA Corp.	214,415	5,328
Mellon Financial Corp.	72,268	2,321
Merrill Lynch & Co., Inc.	156,900	9,202
MetLife, Inc.	127,536	4,294
MGIC Investment Corp.	16,500	940
Moody's Corp.	25,075	1,518
Morgan Stanley	182,513	10,562
National City Corp.	103,097	3,499
North Fork Bancorporation, Inc.	25,500	1,032
Northern Trust Corp.	37,050	1,720
Plum Creek Timber Co., Inc. (Reit)	30,700	935
The PNC Financial Services Group, Inc.	46,967	2,571
Principal Financial Group, Inc.	54,300	1,796
The Progressive Corp.	36,500	3,051
Prologis	30,100	966
*Providian Financial Corp.	48,657	566
Prudential Financial, Inc.	91,600	3,826
Regions Financial Corp.	37,386	1,391
SAFECO Corp.	23,250	905
Simon Property Group, Inc.	32,300	1,497
SLM Corp.	75,642	2,850
SouthTrust Corp.	56,667	1,855
The St. Paul Companies, Inc.	38,272	1,517
State Street Corp.	55,900	2,911
SunTrust Banks, Inc.	47,233	3,377
Synovus Financial Corp.	50,550	1,462
T. Rowe Price Group, Inc.	20,700	981
Torchmark Corp.	19,150	872
Travelers Property Casualty Corp. — Class B	168,947	2,867
U.S. Bancorp	323,221	9,626
Union Planters Corp.	32,937	1,037
UnumProvident Corp.	49,631	783
Wachovia Corp.	223,581	10,417
Washington Mutual, Inc.	154,887	6,214
Wells Fargo & Co.	281,880	16,600
XL Capital, Ltd. Class A	22,900	1,776
Zions Bancorporation	15,100	926
Total		**356,806**
Health Care (13.1%)		
Abbott Laboratories	262,250	12,221
Aetna, Inc.	25,777	1,742
Allergan, Inc.	21,867	1,680
AmerisourceBergen Corp.	18,800	1,056
*Amgen, Inc.	216,617	13,386
*Anthem, Inc.	23,300	1,748
Applera Corp. — Applied Biosystems Group	35,033	726
Bausch & Lomb, Inc.	8,900	462
Baxter International, Inc.	102,200	3,119
Becton, Dickinson And Co.	42,650	1,755
*Biogen IDEC, Inc.	54,890	2,019
Biomet, Inc.	43,045	1,567
*Boston Scientific Corp.	138,172	5,079

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
Bristol-Myers Squibb Co.	325,308	9,304
C. R. Bard, Inc.	8,650	703
Cardinal Health, Inc.	74,925	4,582
*Chiron Corp.	31,322	1,785
CIGNA Corp.	23,529	1,353
Eli Lilly and Co.	188,406	13,251
*Express Scripts, Inc.	13,200	877
*Forest Laboratories, Inc.	61,266	3,786
*Genzyme Corp.	37,300	1,840
Guidant Corp.	51,688	3,112
HCA, Inc.	83,811	3,601
Health Management Associates, Inc. — Class A	40,200	965
*Humana, Inc.	27,100	619
IMS Health, Inc.	40,167	999
Johnson & Johnson	498,037	25,728
*King Pharmaceuticals, Inc.	40,466	618
Manor Care, Inc.	14,900	515
McKesson HBOC, Inc.	48,705	1,566
*Medco Health Solutions, Inc.	45,372	1,542
*MedImmune, Inc.	41,900	1,064
Medtronic, Inc.	204,200	9,926
Merck & Co., Inc.	375,720	17,357
*Millipore Corp.	8,100	349
Pfizer, Inc.	1,306,634	46,162
*Quest Diagnostics Inc.	17,700	1,294
Schering-Plough Corp.	246,550	4,288
*St. Jude Medical, Inc.	28,800	1,767
Stryker Corp.	33,450	2,844
*Tenet Healthcare Corp.	77,850	1,249
UnitedHealth Group, Inc.	100,072	5,822
*Watson Pharmaceuticals, Inc.	18,100	833
*Wellpoint Health Networks, Inc. — Class A	24,600	2,386
Wyeth	223,429	9,485
*Zimmer Holdings, Inc.	38,037	2,678
Total		**230,810**
Industrials (10.7%)		
3M Co.	131,376	11,171
*Allied Waste Industries, Inc.	35,150	488
American Power Conversion Corp.	33,150	811
*American Standard Companies, Inc.	12,100	1,218
*Apollo Group, Inc. — Class A	29,500	2,006
Avery Dennison Corp.	18,550	1,039
The Boeing Co.	141,176	5,949
Burlington Northern Santa Fe Corp.	62,485	2,021
Caterpillar, Inc.	57,888	4,806
*Cendant Corp.	170,133	3,789
Cintas Corp.	28,633	1,435
Cooper Industries, Ltd. — Class A	15,400	892
Crane Co.	9,975	307
CSX Corp.	35,950	1,292
Cummins, Inc.	7,000	343
Danaher Corp.	25,700	2,358

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
Deere & Co.	40,160	2,612
Delta Air Lines, Inc.	20,467	242
Deluxe Corp.	8,851	366
Dover Corp.	33,967	1,350
Eaton Corp.	12,600	1,361
Emerson Electric Co.	70,650	4,575
Equifax, Inc.	23,500	576
FedEx Corp.	50,120	3,383
Fluor Corp.	13,700	543
General Dynamics Corp.	33,100	2,992
General Electric Co.	1,681,306	52,088
Goodrich Corp.	19,700	585
H&R Block, Inc.	30,150	1,669
Honeywell International, Inc.	144,350	4,826
Illinois Tool Works, Inc.	51,700	4,338
Ingersoll-Rand Co. — Class A	28,780	1,954
ITT Industries, Inc.	15,500	1,150
Lockheed Martin Corp.	75,708	3,891
Masco Corp.	78,900	2,163
*Monster Worldwide, Inc.	18,867	414
*Navistar International Corp.	11,450	548
Norfolk Southern Corp.	65,457	1,548
Northrop Grumman Corp.	30,710	2,936
PACCAR, Inc.	19,605	1,669
Pall Corp.	20,850	559
Parker-Hannifin Corp.	19,875	1,183
Pitney Bowes, Inc.	39,237	1,594
*Power-One, Inc.	13,800	149
R. R. Donnelley & Sons Co.	19,034	574
Raytheon Co.	69,500	2,088
*Robert Half International, Inc.	28,640	668
Rockwell Automation, Inc.	31,050	1,105
Rockwell Collins, Inc.	30,050	902
Ryder System, Inc.	10,600	362
Southwest Airlines Co.	131,367	2,120
Textron, Inc.	22,750	1,298
*Thomas & Betts Corp.	9,700	222
Tyco International, Ltd.	335,208	8,883
Union Pacific Corp.	42,760	2,971
United Parcel Service, Inc. — Class B	188,800	14,075
United Technologies Corp.	78,667	7,455
W.W. Grainger, Inc.	15,300	725
Waste Management, Inc.	99,385	2,942
Total		**187,579**
Information Technology (17.4%)		
(b)*ADC Telecommunications, Inc.	134,950	401
Adobe Systems, Inc.	39,125	1,538
*Advanced Micro Devices, Inc.	58,200	867
*Agilent Technologies, Inc.	79,137	2,314
*Altera Corp.	64,211	1,458
Analog Devices, Inc.	61,257	2,796
*Andrew Corp.	25,737	296
*Apple Computer, Inc.	60,800	1,299

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Applied Materials, Inc.	278,100	6,243
*Applied Micro Circuits Corp.	51,100	306
Autodesk, Inc.	18,734	460
Automatic Data Processing, Inc.	100,350	3,975
*Avaya, Inc.	69,916	905
*BMC Software, Inc.	38,160	712
*Broadcom Corp. — Class A	49,800	1,698
*CIENA Corp.	79,000	525
*Cisco Systems, Inc.	1,177,800	28,609
*Citrix Systems, Inc.	27,620	586
Computer Associates International, Inc.	97,092	2,654
*Computer Sciences Corp.	31,450	1,391
*Compuware Corp.	64,257	388
*Comverse Technology, Inc.	31,600	556
*Concord EFS, Inc.	81,700	1,212
*Convergys Corp.	23,950	418
*Corning, Inc.	223,400	2,330
*Dell, Inc.	431,033	14,638
*Electronic Arts, Inc.	49,400	2,360
Electronic Data Systems Corp.	80,467	1,975
*EMC Corp.	368,174	4,757
First Data Corp.	124,226	5,104
*Fiserv, Inc.	32,525	1,285
*Gateway, Inc.	54,350	250
Hewlett-Packard Co.	512,326	11,768
Intel Corp.	1,092,463	35,177
International Business Machines Corp.	290,339	26,909
*Intuit, Inc.	34,400	1,820
*Jabil Circuit, Inc.	33,367	944
*JDS Uniphase Corp.	240,000	876
*KLA-Tencor Corp.	31,900	1,872
*Lexmark International Group, Inc. — Class A	21,500	1,691
Linear Technology Corp.	52,550	2,211
*LSI Logic Corp.	63,600	564
*Lucent Technologies, Inc.	698,136	1,983
Maxim Integrated Products, Inc.	54,500	2,714
*Mercury Interactive Corp.	14,500	705
*Micron Technology, Inc.	102,350	1,379
Microsoft Corp.	1,814,700	49,976
Molex, Inc.	32,050	1,118
Motorola, Inc.	390,577	5,495
*National Semiconductor Corp.	30,843	1,216
*NCR Corp.	15,900	617
*Network Appliance, Inc.	57,400	1,178
*Novell, Inc.	62,300	655
*Novellus Systems, Inc.	25,400	1,068
*NVIDIA Corp.	26,700	621
*Oracle Corp.	878,325	11,594
*Parametric Technology Corp.	44,080	174
Paychex, Inc.	63,235	2,352
*Peoplesoft, Inc.	61,100	1,393
PerkinElmer, Inc.	21,300	364
*PMC-Sierra, Inc.	28,600	576

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*QLogic Corp.	15,850	818
QUALCOMM, Inc.	133,167	7,182
Sabre Holdings Corp. — Class A	24,067	520
*Sanmina-SCI Corp.	85,600	1,079
Scientific-Atlanta, Inc.	25,000	683
*Siebel Systems, Inc.	82,900	1,150
*Solectron Corp.	139,300	823
*Sun Microsystems, Inc.	541,997	2,434
*SunGard Data Systems, Inc.	47,900	1,327
*Symantec Corp.	50,900	1,764
Symbol Technologies, Inc.	38,650	653
Tektronix, Inc.	14,260	451
*Tellabs, Inc.	69,292	584
*Teradyne, Inc.	31,650	805
Texas Instruments, Inc.	290,500	8,535
*Thermo Electron Corp.	27,200	685
*Unisys Corp.	55,250	820
*VERITAS Software Corp.	71,432	2,654
*Waters Corp.	20,600	683
*Xerox Corp.	132,700	1,831
*Xilinx, Inc.	57,200	2,216
*Yahoo!, Inc.	109,000	4,924
Total		**305,937**
Materials (3.0%)		
Air Products and Chemicals, Inc.	38,167	2,016
Alcoa, Inc.	142,007	5,396
Allegheny Technologies, Inc.	13,417	177
Ball Corp.	9,466	564
Bemis Co., Inc.	8,950	448
The Dow Chemical Co.	154,109	6,407
E. I. du Pont de Nemours And Co.	167,228	7,675
Eastman Chemical Co.	13,025	515
Ecolab, Inc.	43,600	1,193
Engelhard Corp.	21,000	629
Freeport-McMoRan Copper & Gold, Inc. — Class B	28,281	1,191
Georgia-Pacific Corp.	42,604	1,307
Great Lakes Chemical Corp.	8,400	228
*Hercules, Inc.	18,400	224
International Flavors & Fragrances, Inc.	15,800	552
International Paper Co.	80,466	3,469
*Louisiana-Pacific Corp.	17,600	315
MeadWestvaco Corp.	33,579	999
Monsanto Co.	43,953	1,265
Newmont Mining Corp.	72,480	3,523
Nucor Corp.	13,133	735
*Pactiv Corp.	26,400	631
*Phelps Dodge Corp.	14,924	1,136
PPG Industries, Inc.	28,467	1,822
Praxair, Inc.	54,700	2,090
Rohm And Haas Co.	37,280	1,592
*Sealed Air Corp.	14,221	770
Sigma-Aldrich Corp.	11,900	680
Temple-Inland, Inc.	9,100	570
United States Steel Corp.	17,350	608
Vulcan Materials Co.	17,100	813
Weyerhaeuser Co.	36,780	2,354
Worthington Industries, Inc.	14,400	260
Total		**52,154**

Common Stock (98.3%)	Shares/ $ Par	Value $ (000's)
Telecommunication Services (3.4%)		
ALLTEL Corp.	52,357	2,439
AT&T Corp.	132,207	2,684
*AT&T Wireless Services, Inc.	455,297	3,638
BellSouth Corp.	309,965	8,772
CenturyTel, Inc.	24,100	786
*Citizens Communications Co.	47,700	592
*Nextel Communications, Inc. — Class A	184,550	5,178
*Qwest Communications International, Inc.	284,535	1,229
SBC Communications, Inc.	557,747	14,541
Sprint Corp.	151,609	2,489
*Sprint Corp. (PCS Group)	173,560	975
Verizon Communications, Inc.	462,542	16,227
Total		**59,550**
Utilities (2.8%)		
*The AES Corp.	104,000	982
*Allegheny Energy, Inc.	21,100	269
Ameren Corp.	27,167	1,250
American Electric Power Co., Inc.	66,240	2,021
*Calpine Corp.	69,360	334
CenterPoint Energy, Inc.	51,262	497
Cinergy Corp.	29,784	1,156
*CMS Energy Corp.	27,000	230
Consolidated Edison, Inc.	37,750	1,624
Constellation Energy Group, Inc.	28,000	1,096
Dominion Resources, Inc.	54,295	3,466
DTE Energy Co.	28,250	1,113
Duke Energy Corp.	151,730	3,103
*Dynegy, Inc. — Class A	62,900	269
Edison International	54,720	1,200
El Paso Corp.	100,771	825
Entergy Corp.	38,209	2,183
Exelon Corp.	54,712	3,631
FirstEnergy Corp.	54,665	1,924
FPL Group, Inc.	30,857	2,019
KeySpan Corp.	26,600	979
Kinder Morgan, Inc.	20,667	1,221
Nicor, Inc.	7,350	250
NiSource, Inc.	44,073	967
Peoples Energy Corp.	6,100	256
*PG&E Corp.	69,125	1,920
Pinnacle West Capital Corp.	15,300	612
PPL Corp.	29,634	1,296
Progress Energy, Inc.	40,892	1,851
Public Service Enterprise Group, Inc.	38,036	1,666
Sempra Energy	37,502	1,127
The Southern Co.	122,300	3,701
TECO Energy, Inc.	31,500	454
TXU Corp.	54,065	1,282
The Williams Companies, Inc.	86,900	853
Xcel Energy, Inc.	66,920	1,136
Total		**48,763**
Total Common Stock (Cost: $1,358,297)		**1,727,036**

Money Market Investments (1.7%)	Shares/ $ Par	Value $ (000's)
Autos (0.6%)		
(b)Toyota Motor Credit Corp., 1.02%, 2/12/04	10,000,000	9,988
Total		**9,988**
Banks (0.3%)		
(b)UBS Finance Delaware LLC, 0.95%, 1/2/04	5,400,000	5,400
Total		**5,400**
Federal Government and Agencies (0.2%)		
(b)Federal Home Loan Mortgage Co., 1.065%, 2/5/04	3,000,000	2,997
(b)Federal National Mortgage Association, 1.04%, 2/2/04	1,000,000	999
Total		**3,996**
Short Term Business Credit (0.6%)		
(b)Transamerica Financial, 1.05%, 1/16/04	10,000,000	9,996
Total		**9,996**
Total Money Market Investment (Cost: $29,380)		**29,380**
Total Investments (100.0%) (Cost $1,387,677)(a)		**1,756,416**
Other Assets, Less Liabilities (0.0%)		**(296)**
Total Net Assets (100.0%)		**1,756,120**

* Non-Income Producing

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $1,391,390 and the net unrealized appreciation of investments based on that cost was $365,026 which is comprised of $536,711 aggregate gross unrealized appreciations and $171,685 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation /- Depreciation (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/03 $28,340)	106	03/04	$1,091

The Accompanying Notes are an Integral Part of the Financial Statements

Asset Allocation Portfolio

Objective:
Realize highest total return, including current income and capital appreciation, consistent with reasonable investment risk

Portfolio Strategy:
Flexible policy of allocating assets among stocks, bonds and cash, with mix adjusted to capitalize on changing financial markets and economic conditions.

Net Assets:
$130 million

The Asset Allocation Portfolio invests in seven categories of assets: large capitalization stocks, small capitalization stocks, foreign stocks, investment grade bonds, below investment grade bonds, convertible securities and cash equivalents. The proportion of investments in each category is adjusted as appropriate to take advantage of market trends and opportunities, and securities within each category are actively managed by a team of investment professionals. The Portfolio is managed to maintain broad diversification, while blending asset classes to achieve both capital appreciation and current income.

Comparison of returns of the Asset Allocation Portfolio with stock or bond indices is of limited usefulness because there is no index that includes both equity and debt securities. During 2003 the stock market was quite strong, following three years of negative returns. Bonds also provided positive returns for the year. Among both stocks and bonds, riskier securities performed better than higher quality issues.

As expected, the Portfolio's performance for the year was a blend of stock and bond performance, with a total return of 20.63%, below the return of 28.67% from the S&P 500 Index, but above the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 4.12%. Neither of these benchmarks reflect the deduction of fees that exist with a managed portfolio.

An overweighted position in equities through most of the year was an important factor in the Portfolio's performance. This position was increased and decreased as appropriate to take advantage of market moves. Especially beneficial was a higher than usual proportion of foreign stocks, which benefited from a weak dollar as well as from strength in most international stock markets. Overweighted positions in small-cap stocks and in below investment grade bonds also proved advantageous. Partially offsetting these positives was stock selection within the large-cap sector of the portfolio, which was 34% of the total portfolio at the end of 2003. Within this category, some large holdings such as Newell Rubbermaid, Harley-Davidson and Kohl's have underperformed; these positions are gradually being reduced.

Percentage Holdings 12/31/03



Large Cap Stocks 34%
(includes S&P 500 Index Futures)
Short-Term Investments 6%
Small Cap Stocks 13%
Below Investment-Grade Bonds 8%
Investment-Grade Bonds 24%
Foreign Stocks 15%

Sector Allocation is based on Net Assets.
Sector Allocation is subject to change.

Relative Performance



$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
Asset Allocation Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	Since Inception*
Asset Allocation Portfolio	20.63%	2.43%
S&P 500 Index	28.67%	-1.84%
Merrill Lynch Domestic Master Index	4.12%	6.98%
Merrill Lynch 91 Day T-Bill Index	1.15%	1.79%

*inception date of 7/31/01

In the graph, the Portfolio is compared against three indices representing the three major components of the Fund: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's 500® Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury bill that matures closest to, but not beyond, three months from the rebalancing date.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other Portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account Report.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small-cap stocks also may carry additional risk. Small or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Domestic Common Stocks and Warrants (39.4%)	Shares/ $ Par	Value $ (000's)
Large Cap Common Stock (26.1%)		
Consumer Discretionary (4.9%)		
*Bed Bath & Beyond, Inc.	7,900	$ 342
Best Buy Co., Inc.	3,200	167
*Comcast Corp. — Class A	6,000	197
Fortune Brands, Inc.	11,400	816
Gannett Co., Inc.	3,700	330
Harley-Davidson, Inc.	10,100	480
*InterActiveCorp	5,700	193
*Kohl's Corp.	10,500	472
Lowe's Companies, Inc.	1,300	72
McDonald's Corp.	9,700	241
The McGraw-Hill Companies, Inc.	6,300	440
Omnicom Group, Inc.	5,700	498
Target Corp.	15,000	577
*Time Warner, Inc.	20,000	360
Tribune Co.	8,400	433
Viacom, Inc. — Class B	9,700	430
Wendy's International, Inc.	8,600	337
Total Consumer Discretionary		**6,385**
Consumer Staples (2.5%)		
Altria Group, Inc.	7,600	414
Anheuser-Busch Companies, Inc.	4,900	258
The Coca-Cola Co.	6,800	345
Colgate-Palmolive Co.	3,400	170
*Dean Foods Co.	8,850	291
PepsiCo, Inc.	10,800	503
Wal-Mart Stores, Inc.	15,500	823
Walgreen Co.	12,600	458
Total Consumer Staples		**3,262**
Energy (1.3%)		
ConocoPhillips	7,300	479
EOG Resources, Inc.	7,800	360
Exxon Mobil Corp.	15,200	623
*Nabors Industries, Ltd.	2,100	87
*Noble Corp.	2,900	104
Total Energy		**1,653**
Financials (3.8%)		
American Express Co.	5,000	241
American International Group, Inc.	9,600	636
The Chubb Corp.	4,500	306
Citigroup, Inc.	18,300	889
Countrywide Credit Industries, Inc.	1,066	81
Fifth Third Bancorp	6,800	402
The Goldman Sachs Group, Inc.	5,000	494
Lehman Brothers Holdings, Inc.	4,200	324
Morgan Stanley	9,100	527
Prudential Financial, Inc.	4,500	188
Wachovia Corp.	3,700	172
Wells Fargo & Co.	12,300	724
Total Financials		**4,984**

Large Cap Common Stock (26.1%)	Shares/ $ Par	Value $ (000's)
Health Care (3.8%)		
Abbott Laboratories	7,100	331
AmerisourceBergen Corp.	5,200	292
*Amgen, Inc.	11,500	711
*Boston Scientific Corp.	4,200	154
Eli Lilly and Co.	4,700	331
*Forest Laboratories, Inc.	6,500	402
*Gilead Sciences, Inc.	2,800	163
Johnson & Johnson	7,900	408
Medtronic, Inc.	17,800	865
Pfizer, Inc.	27,700	978
UnitedHealth Group, Inc.	4,700	273
Total Health Care		**4,908**
Industrials (1.4%)		
Canadian National Railway Co.	5,300	335
FedEx Corp.	1,500	101
General Electric Co.	25,400	787
Lockheed Martin Corp.	4,000	206
Union Pacific Corp.	4,800	334
Total Industrials		**1,763**
Information Technology (6.0%)		
*Affiliated Computer Services, Inc. — Class A	3,300	180
Analog Devices, Inc.	5,500	251
*Applied Materials, Inc.	11,400	256
*ASML Holding N.V.	10,800	217
*Broadcom Corp. — Class A	5,000	170
*Cisco Systems, Inc.	24,900	605
*Dell, Inc.	9,400	319
*Electronic Arts, Inc.	900	43
*EMC Corp.	18,370	237
First Data Corp.	10,600	436
*Fiserv, Inc.	8,400	332
Hewlett-Packard Co.	22,200	510
Intel Corp.	28,300	911
International Business Machines Corp.	6,800	630
*Intuit, Inc.	4,500	238
Microsoft Corp.	44,900	1,236
Nokia Corp., ADR	20,500	349
*NVIDIA Corp.	7,900	184
*Peoplesoft, Inc.	4,200	96
*Taiwan Semiconductor, ADR	25,400	260
Texas Instruments, Inc.	16,100	473
Total Information Technology		**7,933**
Materials (1.5%)		
Air Products and Chemicals, Inc.	8,500	449
Alcoa, Inc.	18,400	699
Ecolab, Inc.	7,200	197
Newmont Mining Corp.	3,900	190
Weyerhaeuser Co.	5,700	365
Total Materials		**1,900**

Large Cap Common Stock (26.1%)	Shares/ $ Par	Value $ (000's)
Other Holdings (0.6%)		
*Nasdaq-100 Trust, Series 1	4,800	175
*Semiconductor Holders Trust	16,200	670
Total Other Holdings		**845**
Telecommunication Services (0.3%)		
Vodafone Group PLC, ADR	16,800	421
Total Telecommunication Services		**421**
Total Large Cap Common Stock (Cost: $30,360)		**34,054**

Small Cap Common Stock (13.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (3.1%)		
*Alliance Gaming Corp.	7,100	175
*Ann Taylor Stores Corp.	4,350	170
*Coach, Inc.	4,500	170
*Digital Theater Systems, Inc.	3,500	86
*Emmis Communications Corp. — Class A	4,400	119
*Entercom Communications Corp. — Class A	4,300	228
Fairmont Hotels & Resorts, Inc.	5,400	147
*The Gymboree Corp.	8,100	140
Jones Apparel Group, Inc.	4,200	148
*Lamar Advertising Co. — Class A	6,200	231
Leggett & Platt Inc.	15,000	324
Michaels Stores, Inc.	8,700	385
*O'Reilly Automotive, Inc.	19,100	733
*Orbitz, Inc.	3,300	77
*Orient-Express Hotel, Ltd. — Class A	10,300	169
Polaris Industries, Inc.	2,000	177
*Sharper Image Corp.	4,600	150
*Stoneridge, Inc.	2,000	30
*Tempur-Pedic International, Inc.	3,693	57
*Tommy Hilfiger Corp.	7,900	117
*Westwood One, Inc.	5,300	181
Total Consumer Discretionary		**4,014**
Energy (0.6%)		
*BJ Services Co.	4,200	151
ENSCO International, Inc.	6,600	179
*Patterson-UTI Energy, Inc.	6,400	211
*Tom Brown, Inc.	5,000	161
*Weatherford International, Ltd.	3,900	140
Total Energy		**842**
Financials (1.1%)		
CIT Group Inc.	4,100	147
Investors Financial Services Corp.	15,300	587
Old Republic International Corp.	7,950	202
Radian Group, Inc.	3,600	176
SouthTrust Corp.	7,700	252
*Trammell Crow Co.	9,500	126
Total Financials		**1,490**
Health Care (3.0%)		
*Advancepcs	5,600	295
*Bio-Rad Laboratories, Inc. Class A	1,800	104

Small Cap Common Stock (13.3%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*Bradley Pharmaceuticals, Inc.	3,900	99
*DaVita, Inc.	29,300	1,143
Health Management Associates, Inc. — Class A	10,400	250
*Lincare Holdings, Inc.	10,300	309
*Patterson Dental Co.	8,100	520
*Province Healthcare Co.	20,750	332
*Psychiatric Solutions, Inc.	4,800	100
*Renal Care Group, Inc.	7,600	313
Select Medical Corp.	5,400	88
*Triad Hospitals, Inc.	5,300	176
*Universal Health Services, Inc. — Class B	2,700	145
Total Health Care		**3,874**
Industrials (2.0%)		
C.H. Robinson Worldwide, Inc.	8,300	315
Cintas Corp.	3,200	160
*The Corporate Executive Board Co.	4,600	215
*EGL, Inc.	6,600	116
*Hewitt Associates, Inc.	4,700	141
*Knight Transportation, Inc.	9,150	235
*L-3 Communications Holdings, Inc.	3,300	169
Manpower, Inc.	1,600	75
*Marlin Business Services Inc.	6,000	104
MSC Industrial Direct Co., Inc. — Class A	8,800	242
*Swift Transportation Co., Inc.	10,000	210
Teleflex, Inc.	10,700	517
*Tetra Tech, Inc.	2,364	59
Total Industrials		**2,558**
Information Technology (3.5%)		
*Amdocs, Ltd.	6,100	137
*Brooks Automation, Inc.	11,180	270
*Caci International, Inc. — Class A	2,300	112
CDW Corp.	3,300	191
*Cognos, Inc.	6,800	208
*Cree, Inc.	5,800	103
Diebold, Inc.	2,700	145
*Electronics for Imaging, Inc.	6,800	177
*EPIQ Systems, Inc.	8,850	152
*Hyperion Solutions Corp.	400	12
*Integtated Circuit Systems, Inc.	6,300	179
Intersil Corp. — Class A	8,700	216
*Mettler-Toledo International, Inc.	1,400	59
Microchip Technology, Inc.	7,700	257
*Netgear, Inc.	6,300	101
*Netscreen Technologies, Inc.	4,700	116
*Novellus Systems, Inc.	5,500	231
*O2Micro International, Ltd.	10,000	225
Paychex, Inc.	5,300	197
*Plexus Corp.	4,700	81
*QLogic Corp.	2,300	119
*Semtech Corp.	8,800	200
*SigmaTel, Inc.	2,713	67
*Tollgrade Communications, Inc.	4,800	84
*UTStarcom, Inc.	5,900	219
*Varian, Inc.	5,600	234

Small Cap Common Stock (13.3%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Verint Systems, Inc.	3,600	81
*Westell Technologies, Inc. — Class A	13,900	88
*Zebra Technologies Corp. — Class A	5,200	345
Total Information Technology		**4,606**
Total Small Cap Common Stock (Cost: $14,140)		**17,384**

Warrants (0.0%)	Shares/ $ Par	Value $ (000's)
Basic Materials (0.0%)		
Umicore-Strip VVPR	75	0
Total Basic Materials		**0**
Telecommunications (0.0%)		
Telecom — Wireless (0.0%)		
IWO Holdings, Inc., 144A	50	0
Total Telecommunications		**0**
Information Technology (0.0%)		
Belluna Co. Ltd.-Warrants	307	2
Total Warrants (Cost: $0)		**2**
Total Domestic Common Stocks and Warrants (Cost: $44,500)		**51,440**

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Basic Materials (0.6%)			
Alcan, Inc.	Canada	2,430	114
Arcelor	Luxembourg	8,735	153
BASF AG	Germany	2,220	125
*Ivanhoe Mines, Ltd.	Canada	8,125	64
Rio Tinto, Ltd.	Australia	4,260	119
*SGL Carbon AG	Germany	5,635	95
Union Miniere NPV	Belgium	1,545	108
Total Basic Materials			**778**
Consumer Cyclical (0.1%)			
Techtronics Industries Co.	Hong Kong	44,000	122
Total Consumer Cyclical			**122**
Consumer Discretionary (2.6%)			
*Alliance Atlantis Communications Inc. — B Shares	Canada	3,150	49
*Autogrill SPA	Italy	6,385	91
Autoliv	United States	3,345	127
Bayerische Motoren Werke (BMW) AG	Germany	3,150	147
*Belluna Co., Ltd.	Japan	1,720	63
The Berkeley Group PLC	United Kingdom	9,210	145
Beru AG	Germany	1,985	128
*British Sky Broadcasting Group PLC	United Kingdom	11,900	150
Carnival Corp.	Panama	3,220	128
Denway Motors, Ltd.	Hong Kong	163,100	172
Esprit Holdings, Ltd.	Bermuda	46,500	155
Greek Organization of Football Prognostics	Greece	9,190	133
Honda Motor Co., Ltd.	Japan	3,700	164
Hyundai Motor Co., Ltd.	South Korea	4,050	172
Intercontinental Hotels Group PLC	United Kingdom	13,590	129
Li & Fung, Ltd.	Bermuda	66,000	113
MFI Furniture Group PLC	United Kingdom	34,960	95
Millennium & Copthorne Hotel	United Kingdom	11,990	65
News Corp, Ltd. ADR	United Kingdom	3,345	121
Porsche AG NON-VTG PFD.	Germany	87	51
Puma AG Rudolf Dassler Sport	Germany	1,320	233
Punch Taverns PLC	United Kingdom	17,435	136
Rank Group PLC	United Kingdom	10,425	52
Signet Group PLC	United Kingdom	79,055	146
Swatch Group	Switzerland	1,045	125
Uss Co., Ltd.	Japan	1,120	79
Walmart de Mexico — Series V	Mexico	41,245	117
Wolseley PLC	United Kingdom	9,825	139
Total Consumer Discretionary			**3,425**
Consumer Non-Cyclical (0.5%)			
*Iaws Group	Ireland	3,600	44
*Numico	Netherlands	2,560	71
SGS Societe Generale de Surveillance Holding SA	Switzerland	310	195
Swedish Match AB	Sweden	24,335	248
Tesco PLC	United Kingdom	29,365	135
Total Consumer Non-Cyclical			**693**
Consumer Staples (0.8%)			
Adecco SA — Reg	Switzerland	2,270	146
*Cott Corp Que	Canada	5,095	143
Interbrew	Belgium	1,895	51
Loreal	France	1,395	114
Luxottica Group Spons ADR	Italy	7,500	131
Nestle SA	Switzerland	640	160
Reckitt Benckiser PLC	United Kingdom	7,625	172
Roche Holdings	Switzerland	1,390	140
Total Consumer Staples			**1,057**

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Energy (0.7%)			
BG Group	United Kingdom	19,600	101
Encana Corp.	Canada	2,835	113
Eni SPA	Italy	7,675	145
Saipem SPA	Italy	15,475	125
Suncor Energy, Inc.	Canada	5,530	140
Technip	France	525	57
Total Fina Elf SA	France	1,000	185
Total Energy			**866**
Financials (2.5%)			
*Anglo Irish Bank Corp.	Ireland	21,892	344
Banco Popolare Di Verona	Italy	8,745	148
*Bank Rakyat Indonesia	Indonesia	794,000	118
BNP Paribas SA	France	3,175	199
Cattles PLC	United Kingdom	20,105	120
Corporacion Mapfre	Spain	12,350	175
*Danske Bank	Denmark	3,835	90
Depfa Bank PLC	Ireland	985	124
*Erste Bank Der Oester Spar/Ats	Austria	265	33
*Grupo Financiero Bbv Ban	Mexico	127,305	109
HSBC Holdings PLC	United Kingdom	8,559	135
ICICI Bank, Ltd.	India	17,382	113
ING Groep NV	Netherlands	5,750	134
*Kookmin Bank	South Korea	3,120	117
Man Group PLC	United Kingdom	7,385	193
Manulife Financial Corp	Canada	3,550	115
*Mitsubishi Tokyo Financial	Japan	12	94
*OM Hex AB	Sweden	10,455	130
*Otp Bank	Hungary	10,990	142
Royal Bank of Scotland Group PLC	United Kingdom	5,185	153
Royal BK OF Canada	Canada	2,670	128
*Swiss Life Holdings	Switzerland	835	153
*Topix Exchange Traded Fund	Japan	15,900	157
Total Financials			**3,224**
Health Care (1.5%)			
*Actelion, Ltd.	Switzerland	1,385	150
*Elekta AB B Shs	Sweden	5,860	110
Getinge AB	Sweden	12,880	124
Nobel Biocare AB	Sweden	10	1
Nobel Biocare Holding AG	Switzerland	1,190	121
Novartis AG	Switzerland	3,065	139
*ResMed Inc.	United States	2,880	120
Stada Arzneimittel AG	Germany	1,925	120

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Health Care continued			
Straumann AG	Switzerland	530	81
Synthes-Stratec, Inc.	Switzerland	139	138
*Taro Pharmaceuticals Inds Ltd	Israel	3,075	197
Teva Pharmaceutical Industries, Ltd. ADR	Israel	11,545	654
Total Health Care			**1,955**
Industrials (2.9%)			
A.P.MOLLER-MAERSK A/S	Denmark	20	138
Alfa Laval AB	Sweden	7,410	113
Atlas Copco AB Free	Sweden	4,230	151
Brisa Auto Estrada de Portufal SA	Portugal	18,285	122
*Chiyoda Corp.	Japan	22,000	135
Cobham PLC	United Kingdom	5,130	107
Compass Group PLC	United Kingdom	19,025	129
Crh PLC	Ireland	5,202	107
*Daewoo Shipbuilding & Marine Eng	South Korea	13,290	171
Deutsche Post AG	Germany	3,010	62
*Deutz AG New	Germany	493	2
*Easyjet PLC	United Kingdom	8,035	42
Exel PLC	United Kingdom	9,850	130
*Fraport AG	Germany	4,280	123
*Funai Electric CO Ltd.	Japan	900	124
*Golar Lng, Ltd.	Bermuda	9,860	142
Grupo Ferrovial	Spain	6,025	210
Iberia Lineas Aereas de Espana SA	Spain	49,125	141
Kamigumi Co., Ltd	Japan	9,000	64
Keyence Corp	Japan	700	148
*KLOCKNER-HUMBOLDT Deutz	Germany	1,980	8
Kubota Corp.	Japan	27,000	111
Meggitt PLC	United Kingdom	27,926	118
*Neptune Orient Lines	Singapore	97,000	123
Omron Corp.	Japan	7,200	146
Philips Electronics NV	Netherlands	5,875	172
Premier Farnell PLC	United Kingdom	29,135	122
Siemens AG	Germany	1,955	157
SMC Corp.	Japan	1,100	137
Thai Airways International PCL	Thailand	29,600	34
Vinci	France	2,330	192
Volvo AB — B Shares	Sweden	4,160	127
Total Industrials			**3,808**
Technology (1.5%)			
Asm Pacific Technology, Ltd.	Cayman Islands	27,000	118
*Asml Holding NV	Netherlands	5,075	101
*Business Objects S.A.	France	4,395	153
*Canon Inc.	Japan	3,000	140

Foreign Common Stock (15.3%)	Country	Shares/ $ Par	Value $ (000's)
Technology continued			
*Chi Mei Optoelectronics	Taiwan	144,000	148
Citizens Electronics Co.	Japan	1,900	173
Dassault Systemes	France	3,340	152
*Epcos AG	Germany	5,200	117
Hoya Corp.	Japan	1,700	156
Indra Sistemas, S.A.	Spain	8,120	104
Infosys Technologies, Ltd.	India	1,058	129
*Neopost SA	France	2,370	120
*The Sage Group, PLC	United Kingdom	38,905	122
Samsung Electronics	South Korea	430	163
*Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	66,288	124
Total Technology			**2,020**
Telecommunications (1.4%)			
*Ericsson LM B Shares	Sweden	82,225	147
*France Telecom SA	France	3,855	110
*Kddi Corp.	Japan	33	189
*Mediaset SPA	Italy	11,785	140
*Mobistar SA	Belgium	4,055	229
*Modern Times Group AB — B Shares	Sweden	6,950	146
*Nokia AB OY	Finland	3,500	61
PT Telekomunikasi Indonesia	Indonesia	129,000	103
*Tele2 AB — B Shares	Sweden	2,955	158
*Telefonica SA	Spain	10,625	156
Teliasonera AB	Sweden	9,500	50
*Vivendi Universal SA	France	6,230	151
Vodafone Group PLC	United Kingdom	62,650	155
Total Telecommunications			**1,795**
Utilities (0.2%)			
Centrica PLC	United Kingdom	31,715	120
Iberdrola SA	Spain	5,325	105
Total Utilities			**225**
Total Foreign Common Stock (Cost: $15,010)			**19,968**

Preferred Stock (0.1%)	Shares/ $ Par	Value $ (000's)
Media (0.1%)		
Cable/Satellite (0.1%)		
Csc Holdings, Inc. — Series H	250	26
Csc Holdings, Inc., — Series M	500	53
Total Cable/Satellite		**79**
Telecommunications (0.0%)		
Telecom — Wireless (0.0%)		
Intermedia Communications, Inc.	2	0
Total Communications		**2**
Transportation (0.0%)		
Rail & Other (0.0%)		
American Commercial Lines LLC	261	0
Total Transportation		**0**
Total Preferred Stock (Cost: $86)		**79**

Revenue Bonds (0.3%)	Shares/ $ Par	Value $ (000's)
Municipal Bonds — Revenue (0.3%)		
Nashville And Davidson County, Tennessee Health And Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21	850,000	355
Total Revenue Bond (Cost: $356)		**355**

Investment Grade Bonds (9.0%)	Shares/ $ Par	Value $ (000's)
Auto Related (0.7%)		
American Honda Finance, 3.85%, 11/6/08 144A	350,000	352
Toyota Motor Credit Corp., 4.35%, 12/15/10	600,000	609
Total Auto Related		**961**
Beverages, Malt Beverages (0.2%)		
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	23,000	27
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	75,000	81
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	125,000	134
Total Beverages, Malt Beverages		**242**
Commercial Banks (1.3%)		
Bank of America Corp., 4.875%, 1/15/13	40,000	40
Bank One Corp., 5.25%, 1/30/13	250,000	256
HBOS Treasury Services, 3.75%, 9/30/08 144A	350,000	350
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	350,000	350
RBS Capital Trust II, 6.425%, 1/3/34	350,000	355
Unionbancal Corp., 5.25%, 12/16/13	350,000	354
Total Commercial Banks		**1,705**
Commerical Physical Research (0.2%)		
Monsanto Co., 7.375%, 8/15/12	250,000	285
Total Commercial Physical Research		**285**
Crude Petroleum and Natural Gas (0.1%)		
Occidental Petroleum, 10.125%, 9/15/09	120,000	155
Total Crude Petroleum and Natural Gas		**155**
Data Processing and Preparation (0.7%)		
Fiserv, Inc., 4.00%, 4/15/08	350,000	348
Gtech Holdings Corp., 4.75%, 10/15/10 144A	565,000	571
Total Data Processing and Preparation		**919**
Electrical Equipment and Supplies (0.2%)		
Cooper Industries, Inc., 5.50%, 11/1/09	200,000	215
Total Electrical Equipment and Supplies		**215**

Investment Grade Bonds (9.0%)	Shares/ $ Par	Value $ (000's)
Fire, Marine and Casualty Insurance (1.2%)		
Berkley (WR) Corp., 9.875%, 5/15/08	600,000	732
Berkley (WR) Corp., 5.875%, 2/15/13	200,000	204
Progressive Corp., 6.375%, 1/15/12	130,000	143
Progressive Corp., 6.25%, 12/1/32	176,000	184
Travelers Property Casulty Corp., 6.375%, 3/15/33	350,000	365
Total Fire, Marine and Casualty Insurance		**1,628**
Measuring and Controlling Devices (0.1%)		
Rockwell Automation, Inc., 6.70%, 1/15/28	110,000	120
Total Measuring and Controlling Devices		**120**
Miscellaneous Business Credit Institutions (0.3%)		
Textron Financial Corp., 2.75%, 6/1/06	350,000	349
Total Miscellaneous Business Credit Institutions		**349**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	48,000	52
Emerson Electric Co., 4.50%, 5/1/13	70,000	68
Total Motors and Generators		**120**
Office Machines (0.1%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	100,000	109
Total Office Machines		**109**
Pharmaceutical Preparations (0.8%)		
Johnson & Johnson, Inc., 3.80%, 5/15/13	350,000	330
Johnson & Johnson, Inc., 4.95%, 5/15/33	350,000	318
Merck & Co., Inc., 6.40%, 3/1/28	350,000	385
Total Pharmaceutical Preparations		**1,033**
Property & Casualty Insurance (0.3%)		
Berkshire Hathaway, Inc., 4.625%, 10/15/13 144A	400,000	393
Total Property & Casualty Insurance		**393**
Radio,TV Electronic Stores (0.3%)		
Radioshack Corp., 6.95%, 9/1/07	350,000	394
Total Radio,TV Electronic Stores		**394**
Real Estate Investment Trusts (0.3%)		
Vornado Realty Trust, 4.75%, Due 12/1/10	350,000	350
Total Real Estate Investment Trusts		**350**
Retail-Retail Stores (1.4%)		
Estee Lauder, Inc., 5.75%, 10/15/33	350,000	345
Fortune Brands Inc., 4.875%, 12/1/13	350,000	351
The Gillette Co., 2.50%, 6/1/08	350,000	337
Limited Brands, 6.125%, 12/1/12	70,000	75
Limited Brands, Inc. 6.95%, 3/1/33	205,000	223

Investment Grade Bonds (9.0%)	Shares/ $ Par	Value $ (000's)
Retail-Retail Stores continued		
Office Depot, 6.25%, 8/15/13	350,000	368
VF Corp., 6.00%, 10/15/33 144A	200,000	198
Total Retail-Retail Stores		**1,897**
Savings Institutions Except Federal (0.3%)		
U.S. Central Credit Union, 5/30/08, 2.75%	350,000	338
Total Savings Institutions Except Federal		**338**
Steel Wire and Related Products (0.2%)		
Hubbell, Inc., 6.375%, 5/15/12	300,000	324
Total Steel Wire and Related Products		**324**
Wines and Distilled Beverages (0.2%)		
Brown Forman Corp., 3.00%, 3/15/08	250,000	245
Total Wines and Distilled Beverages		**245**
Total Investment Grade Bonds (Cost: $11,747)		**11,782**

Government (Domestic and Foreign) and Agency Bonds (15.9%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (15.9%)		
Government National Mortgage Association TBA, 4.50%, 1/1/34	1,617,726	1,546
Government National Mortgage Association TBA, 5.00%, 1/1/34	150,000	148
Housing & Urban Development, 6.08%, 8/1/13	100,000	110
State of Israel, 7.25%, 12/15/28	350,000	378
US Treasury, 3.00%, 1/31/04	165,000	165
US Treasury, 2.125%, 10/31/04	500,000	504
US Treasury, 1.75%, 12/31/04	70,000	70
US Treasury, 1.625%, 1/31/05	40,000	40
US Treasury, 1.625%, 4/30/05	55,000	55
US Treasury, 6.50%, 5/15/05	1,325,000	1,416
US Treasury, 1.125%, 6/30/05	80,000	80
US Treasury, 6.50%, 8/15/05	1,000,000	1,079
US Treasury, 2.00%, 8/31/05	140,000	141
US Treasury, 4.625%, 5/15/06	153,000	162
US Treasury, 3.50%, 11/15/06	2,129,000	2,201
US Treasury, 2.625%, 5/15/08	2,750,000	2,709
US Treasury Inflation Index Bond, 3.375%, 1/15/07	7,502,537	8,128
US Treasury Note, 1.875%, 11/30/05	1,100,000	1,102
US Treasury Stripped, 0.00%, 8/15/27	2,800,000	763
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $20,976)		**20,797**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Aerospace (0.0%)		
L-3 Communications Corp., 6.125%, 1/15/14 144A	50,000	50
Total Aerospace		**50**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Auto Related (0.4%)		
Advanced Accessory, 10.75%, 6/15/11	50,000	55
Asbury Automotive Group, 8.00%, 3/15/14 144A	25,000	25
Collins & Aikman Products, 10.75%, 12/31/11	75,000	74
HLI Operating Co., 10.50%, 6/15/10	50,000	58
Metaldyne Corp., 10.00%, 11/1/13 144A	100,000	100
Oxford Automotive, Inc., 12.00%, 10/15/10 144A	100,000	84
RJ Tower Corp., 12.00%, 6/1/13	50,000	49
United Components, Inc., 9.375%, 6/15/13	50,000	55
Total Auto Related		**500**
Basic Materials (1.2%)		
Chemicals (0.7%)		
Huntsman Adv. Materials, 11.00%, 7/15/10 144A	100,000	110
Huntsman International LLC, 9.875%, 3/1/09 144A	25,000	27
Huntsman International, Inc., 9.875%, 3/1/09	25,000	27
Huntsman LLC, 11.625%, 10/15/10 144A	50,000	51
IMC Global, Inc., 11.25%, 6/1/11	75,000	83
Koppers, Inc., 9.875%, 10/15/13 144A	75,000	83
Kraton Polymers LLC, 8.125%, 1/15/14 144A	25,000	26
Lyondell Chemical Co., 9.50%, 12/15/08	75,000	78
Nalco Co., 8.875%, 11/15/13 144A	75,000	80
Resolution Perform Prod., 8.00%, 12/15/09 144A	25,000	26
Rockwood Specialties Corp., 10.625%, 5/15/11 144A	100,000	111
Terra Capital Corp., 11.50%, 6/1/10	100,000	104
United Agricultural Products, 8.25%, 12/15/11 144A	25,000	26
Total		**832**
Metals/Mining (0.3%)		
CSN Islands VIII Corp., 9.75%, 12/16/13 144A	50,000	51
Massey Energy Co., 6.625%, 11/15/10 144A	75,000	77
Texas Industries, Inc., 10.25%, 6/15/11	50,000	57
UCAR Finance, Inc., 10.25%, 2/15/12	50,000	58
Total		**243**
Packaging/Containers (0.1%)		
Crown European Holdings SA, 9.50%, 3/1/11	25,000	28
Owens Brockway Glass Container, 8.75%, 11/15/12	75,000	84
Owens Brockway Glass Container, 8.25%, 5/15/13	25,000	27
Pliant Corp., 11.125%, 9/1/09	40,000	43
Total		**182**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Paper & Forest Products (0.1%)		
Appleton Papers, Inc., 12.50%, 12/15/08	50,000	57
Buckeye Technologies, Inc., 8.50%, 10/1/13	75,000	80
Georgia Pacific Corp., 8.00%, 1/15/24 144A	50,000	51
Total		**188**
Total Basic Materials		**1,445**
Builders (0.3%)		
Building Materials (0.2%)		
Integrated Electrical Services, Inc., 9.375%, 2/1/09	40,000	42
Nationsrent, Inc., 9.50%, 10/15/10 144A	75,000	81
Norcraft Co., 9.00%, 11/1/11 144A	50,000	54
Nortek Holdings Inc., 0.00%, 5/15/11 144A	50,000	36
United Rentals NA, Inc., 7.75%, 11/15/13 144A	75,000	77
Total		**290**
Home Builders (0.1%)		
Meritage Corp., 9.75%, 6/1/11	75,000	83
Technical Olympic USA, Inc., 9.00%, 7/1/10	50,000	54
Total		**137**
Total Builders		**427**
Capital Goods (0.4%)		
Amsted Industries, Inc., 10.25%, 10/15/11 144A	50,000	55
Bombardier Recreational, 8.375%, 12/15/13 144A	50,000	52
Case New Holland, Inc., 9.25%, 8/1/11 144A	25,000	28
Columbus McKinnon Corp., 10.00%, 8/1/10	50,000	53
General Cable Corp., 9.50%, 11/15/10 144A	50,000	54
Jacuzzi Brands Inc., 9.625%, 7/1/10 144A	25,000	28
JLG Industries Inc., 8.25%, 5/1/08	25,000	27
Rexnord Corp., 10.125%, 12/15/12	100,000	109
Sensus Metering Systems, 8.625%, 12/15/13 144A	25,000	26
Terex Corp. 7.375%, 1/15/14 144A	75,000	77
Trimas Corp., 9.875%, 6/15/12	50,000	52
Total Capital Goods		**561**
Consumer Products (0.6%)		
Consumer Products (0.2%)		
Hines Nurseries, Inc. 10.25%, 10/1/11 144A	50,000	55
Jafra Cosmetics, 10.75%, 5/15/11	50,000	55
Jostens Holding, 10.25%, 12/1/10 144A	75,000	47
Rayovac Corp., 8.50%, 10/1/13	75,000	80
Simmons Co. 7.875%, 1/15/14 144A	25,000	25
Total		**262**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Retail Food & Drug (0.0%)		
Delhaize America, Inc., 9.00%, 4/15/31	25,000	30
Total		**30**
Retail Store (0.2%)		
Cole National Group, 8.875%, 5/15/12	75,000	80
Couche-Tard US, 7.50%, 12/15/13 144A	50,000	52
Payless Shoesource, Inc., 8.25%, 8/1/13	125,000	120
Total		**252**
Textile/Apparel (0.2%)		
Oxford Industries, Inc., 8.875%, 6/1/11 144A	75,000	82
Perry Ellis International, Inc., 8.875%, 9/15/13 144A	50,000	53
Phillips Van Heusen Corp., 8.125%, 5/1/13	50,000	53
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	50,000	50
Warnaco, Inc., 8.875%, 6/15/13 144A	50,000	52
Total		**290**
Total Consumer Products		**834**
Energy (0.6%)		
Gas Pipeline/Oil Field Service (0.3%)		
Dynegy Holdings Inc., 10.125%, 7/15/13 144A	75,000	86
Hanover Equip TR., 8.75% 9/1/11	100,000	106
Hanover Equipment Trust 01 A, 0.00%, 3/31/07	50,000	37
Parker Drilling Co., 9.625%, 10/1/13 144A	75,000	78
Suburban Propane Partners, 6.875%, 12/15/13 144A	50,000	51
Total		**358**
Oil & Gas Exploration/Production (0.3%)		
Compton Pete Corp., 9.90%, 5/15/09	50,000	55
Hilcorp Energy, 10.50%, 9/1/10 144A	100,000	109
Petrobras International, 8.375%, 12/10/18	75,000	77
Range Resources Corp. 7.375%, 7/15/13	50,000	50
Tom Brown, Inc., 7.25%, 9/15/13	100,000	105
Total		**396**
Oil Refining & Marketing (0.1%)		
Citgo Petroleum Corp., 11.375%, 2/1/11	75,000	87
Total		**87**
Total Energy		**841**
Financials (0.4%)		
Financial Services (0.3%)		
AmeriCredit Corp., 9.875%, 4/15/06	100,000	105
Dollar Financial Group 9.75%, 11/15/11 144A	125,000	128
IOS Capital LLC, 7.25%, 6/30/08	100,000	107

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Financial Services continued		
WMC Finance Co. 11.75%, 12/15/08 144A	50,000	50
Total		**390**
Insurance (0.1%)		
Crum & Forster Holding Corp., 10.375%, 6/15/13 144A	50,000	56
Fairfax Financial Holdings, 7.375%, 3/15/06	75,000	76
Total		**132**
Total Financials		**522**
Financials Banking (0.0%)		
Western Financial Bank-FSB, 9.625%, 5/15/12	50,000	56
Total Financials Banking		**56**
Foods (0.5%)		
Food/Beverage/Tobacco (0.4%)		
Bavaria SA, 8.875%, 11/1/10 144A	75,000	77
Land O Lakes, Inc., 9.00%, 12/15/10 144A	50,000	50
Merisant Co., 9.50%, 7/15/13 144A	75,000	79
Pinnacle Foods Holding, 8.25%, 12/1/13 144A	50,000	52
RJ Reynolds Tobacco Holdings, 7.25%, 6/1/12	50,000	49
Seminis Vegetable Seeds, 10.25%, 10/1/13 144A	50,000	54
Tabletop Holdings, 0%, 5/15/14 144A	125,000	69
Total		**430**
Restaurant (0.1%)		
Buffets, Inc., 11.25%, 7/15/10	50,000	54
Domino's, Inc., 8.25%, 7/1/11, 144A	50,000	54
O'Charleys, Inc., 9.00%, 11/1/13 144A	50,000	50
Total		**158**
Total Foods		**588**
Gaming/Lodging/Leisure (0.9%)		
Gaming (0.5%)		
(d)Hollywood Casino Shreveport, 13.00%, 8/1/06	50,000	34
Inn of The Mountain Gods., 12.00%, 11/15/10 144A	100,000	105
Jacobs Entmt, Inc., 11.875%, 2/01/09	50,000	56
Majestic Star Casino, LLC, 9.50%, 10/15/10 144A	100,000	102
Poster Financial Group, 8.34%, 12/1/11 144A	50,000	53
Resort Intl. Hotel/Casino, 11.50%, 3/15/09	75,000	82
River Rock Entertainment, 9.75%, 11/1/11 144A	75,000	81
Wheeling Island Gaming, 10.125%, 12/15/09	75,000	80
Total		**593**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Leisure (0.4%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	25,000	23
Equinox Holdings LTD. 9.00%, 12/15/09 144A	25,000	26
IMAX Corp., 9.625%, 12/1/10 144A	50,000	53
Intrawest Corp. 7.50%, 10/15/13 144A	50,000	52
Royal Caribbean Cruises, 6.875%, 12/1/13	100,000	101
Six Flags, Inc., 8.875%, 2/1/10	225,000	230
Universal City Development Corp., 11.75%, 4/1/10 144A	25,000	29
Total		**514**
Lodging (0.0%)		
Host Marriott LP, 7.125%, 11/1/13 144A	50,000	51
Total		**51**
Total Gaming/Lodging/Leisure		**1,158**
Healthcare/Pharmaceuticals (0.5%)		
Ameripath, Inc., 10.50%, 4/1/13	50,000	53
Biovail Corp., 7.875%, 4/01/10	75,000	77
General Nutrition Center, 8.50%, 12/1/10 144A	75,000	77
Genesis HealthCare Corp. 8.00%, 10/15/13 144A	50,000	52
National Nephrology Associates, 9.00%, 11/1/11 144A	75,000	78
Quintiles Transnational, 10.00%, 10/1/13, 144A	50,000	54
Senior Housing Property Trust, 7.875%, 4/15/15	25,000	26
Tenet Healthcare Corp., 6.375%, 12/1/11	50,000	48
Tenet Healthcare Corp., 7.375%, 2/1/13	50,000	50
Universal Hospital Services, 10.125%, 11/1/11 144A	50,000	53
Valeant Pharmaceuticals, 7.00%, 12/15/11 144A	25,000	26
Ventas Realty Ltd. Partnership, 9.00%, 5/1/12	50,000	56
Total Healthcare/Pharmaceuticals		**650**
Media (0.8%)		
Broadcasting (0.0%)		
Granite Broadcasting 9.75%, 12/1/10 144A	25,000	25
Total		**25**
Cable/Satellite (0.2%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	75,000	66
Echostar Corp., 6.375%, 10/1/11 144A	25,000	26
Insight Midwest, 9.75%, 10/1/09	50,000	53
Lodgenet Entertainment, 9.50%, 6/15/13	75,000	82
MediaCom LLC, 9.50%, 1/15/13	50,000	53
Total		**280**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Publishing (0.6%)		
American Achievement Corp., 11.625%, 1/1/07	100,000	109
American Color Graphics, Inc., 10.00%, 6/15/10 144A	50,000	51
Dex Media West, 9.875%, 8/15/13 144A	75,000	87
Houghton Mifflin Co., 9.875% 2/1/13	25,000	28
Mail-Well Corp., 9.625%, 3/15/12	50,000	56
Moore NA Finance, 7.875%, 1/15/11 144A	25,000	28
Primedia, Inc., 7.625%, 4/1/08	75,000	76
Vertis, Inc., 10.875%, 6/15/09	100,000	106
Von Hoffman Corp., 10.25%, 3/15/09	100,000	106
Von Hoffman Corp., 10.25%, 03/15/09 144A	25,000	27
Total		**674**
Total Media		**979**
Real Estate (0.1%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	25,000	28
CBRE Escrow, Inc., 9.75%, 5/15/10 144A	50,000	56
LNR Property Corp., 7.25%, 10/15/13 144A	50,000	51
Total Real Estate		**135**
Services (0.1%)		
Environmental Services (0.0%)		
MSW Energy Holdings, 8.50%, 9/1/10 144A	50,000	54
Total		**54**
Services — Other (0.1%)		
Buhrmann US, Inc., 12.25%, 11/1/09	25,000	28
Kindercare Learning Centers, 9.50%, 2/15/09	50,000	51
Total		**79**
Total Services		**133**
Telecommunications (0.5%)		
Telecom — Wireless (0.3%)		
ACC Escrow Corp., 10.00%, 8/1/11 144A	50,000	56
American Tower Corporation — Warrants	100	1
Crown Castle Intl Corp. 7.50%, 12/1/13 144A	25,000	25
Crown Castle Intl Corp., 7.50%, 12/1/13 144A	25,000	25
Nextel Communications, 7.375%, 8/1/15	50,000	54
Nextel Partners, Inc., 12.50%, 11/15/09	75,000	87
Qwest Communications, Inc., 12/15/10, 13.50% 144A	48,000	58
Triton PCS, 8.75%, 11/15/11	50,000	49
Total		**355**

Below Investment-Grade Bonds (7.9%)	Shares/ $ Par	Value $ (000's)
Telecom — Wireline (0.2%)		
Cincinnati Bell, Inc., 8.375%, 1/15/14 144A	75,000	81
(d)MCI Communications Corp., 7.75%, 3/23/25	25,000	20
(d)MCI Communications Corp., 7.125%, 6/15/27	75,000	60
Qwest Capital Funding, 7.75%, 8/15/06	50,000	52
Qwest Communications INTL., 7.50%, 11/1/08 B	25,000	26
Total		**239**
Total Telecommunications		**594**
Transportation (0.3%)		
Airlines (0.1%)		
Continental Airlines Inc., 7.875%, 7/2/18	75,000	75
Total		**75**
Transportation — Rail & Other (0.2%)		
(d)American Commercial LLC, 11.25%, 1/1/08	29,794	3
Laidlaw International, Inc., 10.75%, 6/15/11 144A	50,000	57
OMI Corp., 7.625%, 12/1/13 144A	75,000	76
Quality Distrib/QD Cap, 9.00%, 11/15/10 144A	25,000	26
Railamerica Transportation Corp., 12.875%, 8/15/10	50,000	58
Ship Finance Intl LTD., 8.50%, 12/15/13 144A	25,000	25
Stena AB, 9.625%, 12/1/12	50,000	56
TFM SA DE C V, 12.50%, 6/15/12	50,000	57
Total		**358**
Total Transportation		**433**
Utilities (0.3%)		
Aes Corp., 8.75%, 5/15/13 144A	25,000	28
Aes Corp., 9.00%, 5/15/15 144A	50,000	57
Calpine Corp., 8.50%, 7/15/10 144A	50,000	49
CMS Energy Corp., 7.75%, 8/1/10 144A	50,000	53
Nevada Power Co., 8.25%, 6/1/11	50,000	55
NRG Energy Inc., 8.00%, 12/15/13 144A	75,000	78
Reliant Resources, Inc., 9.50%, 7/15/13 144A	75,000	79
Total Utilities		**399**
Total Below Investment-Grade Bonds (Cost: $9,693)		**10,305**

Money Market Investments (12.4%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (11.5%)		
(b)Federal Home Loan Bank, 0.75%, 1/7/04	13,500,000	13,499
(b)Federal National Mortgage Association, 1.075%, 2/4/04	1,500,000	1,498
Total Federal Government and Agencies		**14,997**
Short Term Business Credit (0.9%)		
Transamerica Financial, 1.05%, 1/16/04	1,200,000	1,199
Total Short Term Business Credit		**1,199**
Total Money Market Investment (Cost: $16,196)		**16,196**
Total Investments (100.3%) (Cost $118,564)(a)		**130,922**
Other Assets, Less Liabilities (-0.3%)		**(444)**
Total Net Assets (100.0%)		**130,478**

* Non-Income Producing

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $118,903 and the net unrealized appreciation of investments based on that cost was $12,019 which is comprised of $13,129 aggregate gross unrealized appreciations and $1,110 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/03 $9,350)	35	03/04	$368
US Long Bond (CBT) Commodity Future (Total Notional Value at 12/31/03 $3,218)	30	03/04	$ 61

(c) PIK — Payment In Kind

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements

Balanced Portfolio

Objective:
A high level of current income and capital growth with a low risk profile

Portfolio Strategy:
Achieve consistent returns and low volatility by diversifying among assets.

Net Assets:
$2.9 billion

In order to capitalize on changing financial market and economic conditions, the Balanced Portfolio's asset allocation is adjusted as appropriate among three investment classes: stocks, bonds and money market instruments. The equity portion of the Portfolio is indexed, meaning that the Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index (the S&P 500), a widely used benchmark of U.S. equity performance. The bond portion of the Portfolio is actively managed, with investments in high quality bonds adjusted frequently as to maturity, market sectors and duration. Liquidity is maintained by holding a portion of the Portfolio in money market investments, which are high quality short-term debt securities.

The Balanced Portfolio differs from the Asset Allocation Portfolio in several ways. It invests in just three asset classes, while the Asset Allocation Portfolio utilizes seven categories of assets, including riskier securities such as small-cap stocks, foreign stocks and high yield bonds. The equity portion of the Balanced Portfolio is indexed, while the equities in the Asset Allocation Portfolio are actively managed. The Balanced Portfolio is therefore designed to be a lower risk portfolio, with less volatility than the Asset Allocation Portfolio. In a strong market such as that experienced in 2003, the Balanced Portfolio will normally underperform the Asset Allocation Portfolio. The fact that the Balanced Portfolio cannot own small cap stocks was a negative influence on performance during 2003, which small cap stocks performed better than the broad market.

Definition of an appropriate benchmark for comparison of returns of the Balanced Portfolio is difficult because there is no index that includes both equity and debt securities. Accordingly, comparisons are provided with three different indexes: the S&P 500 Index for stocks, Merrill Lynch Domestic Master Index for bonds, and Merrill Lynch 91 Day T-Bill Index for short-term investments. As expected, the Portfolio's performance for the year was a blend of stock and bond performance, with a total return of 17.99%, below the return of 28.67% from the S&P 500 Index, but above the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 4.12%, or Merrill Lynch 91 Day T-Bill Index, which had a return of 1.15%. None of these benchmarks reflect the deduction of fees that exist with a managed portfolio.

The target asset mix for the Balanced Portfolio is established and adjusted with input from an asset valuation model designed to gauge the relative attractiveness of stocks versus bonds. Changes are at the margin, so that there are always core positions in both stocks and bonds. During 2003, the asset mix was changed several times to take advantage of market moves. The equity portion was gradually increased during the first quarter, in anticipation of an improving equity market. The equity position was maintained just above 50% as the market strengthened during the summer, then increased to 55% in September. A reduction in the equity position during the fourth quarter detracted from performance, as the market continued upward.

Percentage Holdings 12/31/03



Equities (including index futures) 57%
24% Government and Agency Bonds
10% Corporate Bonds
5% Mortgage-Backed and Asset-Backed Securities
4% Short-Term Investments & Other Net Assets

Sector allocation is based on Net Assets.
Sector allocation is subject to change.

Relative Performance



$40,000
30,000
20,000
10,000
0
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Balanced Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 years	10 years
Balanced Portfolio	17.99%	3.24%	9.28%
Merrill Lynch Domestic Master Index	4.12%	6.62%	6.98%
Merrill Lynch 91 Day T-Bill Index	1.15%	3.66%	4.43%
S&P 500 Index	28.67%	-0.57%	11.06%

In the graph, the Portfolio is compared against three indices representing the three major components of the Portfolio: equities, fixed income, and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury Bill that matures closest to, but not beyond, three months from the rebalancing date.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Revenue Bonds (0.1%)	Shares/ $ Par	Value $ (000's)
Municipal Bonds — Revenue (0.1%)		
Nashville and Davidson County, Tennessee Health and Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB	9,800,000	4,077
Total Revenue Bonds (Cost: $4,102)		**4,077**

Corporate Bonds (9.7%)	Shares/ $ Par	Value $ (000's)
Aerospace-Defense (0.3%)		
Lockheed Martin Corp., 8.20%, 12/1/09	7,450,000	9,047
Total		**9,047**
Auto Related (0.8%)		
American Honda Finance, 3.85%, 11/6/08 144A	6,180,000	6,223
Toyota Motor Credit Corp., 2.875%, 8/1/08	1,800,000	1,766
Toyota Motor Credit Corp., 4.35%, 12/15/10	4,770,000	4,835
Toyota Motor Credit Corp., 5.65%, 1/15/07	9,750,000	10,746
Total		**23,570**
Beverages, Malt Beverages (1.1%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,800,000	5,285
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	910,000	1,088
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	8,975,000	9,628
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	4,175,000	4,482
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	10,000,000	10,927
Total		**31,410**
Broad Woven Fabric Mills, Manmade (0.0%)		
(d)Polysindo International Finance, 11.375%, 6/15/06	6,500,000	585
Total		**585**
Commercial Banks (1.4%)		
(d)Banco Montevideo, 8.40%, 4/30/08 144A	6,250,000	1,000
Bank of America Corp., 4.875%, 1/15/13	5,020,000	5,012
Bank of America Corp., 7.40%, 1/15/11	2,668,000	3,129
Bank One Corp., 5.25%, 1/30/13	5,000,000	5,129
HBOS Treasury Services, 3.75%, 9/30/08 144A	6,200,000	6,204

Corporate Bonds (9.7%)	Shares/ $ Par	Value $ (000's)
Commercial Banks continued		
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	5,600,000	5,608
RBS Capital Trust II, 6.425%, 1/3/34	7,980,000	8,065
Unionbancal Corp., 5.25%, 12/16/13	800,000	808
Wells Fargo Bank, 6.45%, 2/1/11	4,850,000	5,446
Total		**40,401**
Commercial Physical Research (0.2%)		
Monsanto Co., 7.375%, 8/15/12	6,200,000	7,075
Total		**7,075**
Crude Petroleum and Natural Gas (0.2%)		
Occidental Petroleum, 8.45%, 2/15/29	1,900,000	2,491
Occidental Petroleum, 10.125%, 9/15/09	3,230,000	4,164
Total		**6,655**
Data Processing and Preparation (0.2%)		
Fiserv, Inc., 4.00%, 4/15/08	1,300,000	1,294
GTECH Holdings Corp., 4.75%, 10/15/10 144A	3,925,000	3,967
Total		**5,261**
Electrical Equipment and Supplies (0.2%)		
Cooper Industries, Inc., 5.50%, 11/1/09	5,100,000	5,485
Total		**5,485**
Fire, Marine and Casualty Insurance (1.1%)		
Berkley (WR) Corp., 5.875%, 2/15/13	4,100,000	4,187
Berkley (WR) Corp., 9.875%, 5/15/08	4,310,000	5,254
Progressive Corp., 6.25%, 12/1/32	11,905,000	12,428
Progressive Corp., 6.375%, 1/15/12	4,540,000	5,005
Travelers Property Casualty Corp., 6.375%, 3/15/33	5,000,000	5,214
Total		**32,088**
Measuring and Controlling Devices (0.1%)		
Rockwell Automation, Inc., 6.70%, 1/15/28	3,440,000	3,768
Total		**3,768**
Motors and Generators (0.1%)		
Emerson Electric Co., 4.50%, 5/1/13	970,000	947
Emerson Electric Co., 5.75%, 11/1/11	1,918,000	2,066
Total		**3,013**
Office Machines (0.2%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	5,000,000	5,463
Total		**5,463**

Corporate Bonds (9.7%)	Shares/ $ Par	Value $ (000's)
Oil and Gas Extraction (0.2%)		
Chevrontexaco Corp., 6.625%, 10/1/04	4,750,000	4,934
Total		**4,934**
Pharmaceutical Preparations (1.2%)		
Johnson & Johnson, Inc., 3.80%, 5/15/13	4,400,000	4,154
Johnson & Johnson, Inc., 4.95%, 5/15/33	5,000,000	4,547
Johnson & Johnson, Inc., 6.625%, 9/1/09	2,800,000	3,231
Merck & Co., Inc., 6.40%, 3/1/28	5,135,000	5,643
Merck & Co., Inc., 5.95%, 12/1/28	3,774,000	3,910
Pfizer, Inc., 5.625%, 2/1/06	7,175,000	7,678
Pfizer, Inc., 5.625%, 4/15/09	4,125,000	4,483
Total		**33,646**
Property & Casualty Insurance (0.4%)		
Berkshire Hathaway, Inc., 4.625%, 10/15/13 144A	10,320,000	10,147
Total		**10,147**
Radio, TV Electronic Stores (0.4%)		
RadioShack Corp., 7. 375%, 5/15/11	9,590,000	11,067
Total		**11,067**
Real Estate Investment Trusts (0.1%)		
Vornado Realty Trust, 4.75%, 12/1/10	3,780,000	3,780
Total		**3,780**
Retail — Retail Stores (1.2%)		
Estee Lauder, Inc., 5.75%, 10/15/33	7,750,000	7,640
Fortune Brands, Inc., 4.875%, 12/1/13	2,070,000	2,074
The Gillette Co., 2.50%, 6/1/08	5,000,000	4,813
Limited Brands, Inc., 6.125%, 12/1/12	1,590,000	1,704
Limited Brands, Inc., 6.95%, 3/1/33	6,858,000	7,459
Office Depot, 6.25%, 8/15/13	5,036,000	5,288
VF Corp., 6.00%, 10/15/33 144A	4,450,000	4,401
Total		**33,379**
Savings Institutions Except Federal (0.1%)		
U.S. Central Credit Union, 5/30/08, 2.75%	3,950,000	3,815
Total		**3,815**
Wines and Distilled Beverages (0.2%)		
Brown Forman Corp., 3.00%, 3/15/08	5,000,000	4,894
Total		**4,894**
Total Corporate Bonds (Cost: $282,801)		**279,483**

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (24.3%)		
Aid-Israel, 0.00%, 11/15/22	11,600,000	3,943
Aid-Israel, 0.00%, 11/15/23	11,500,000	3,685
Aid-Israel, 5.50%, 3/18/33	32,200,000	32,423
Federal Home Loan Bank, 5.54%, 1/8/09	5,000,000	5,454
Federal Home Loan Mortgage Corp., 6.50%, 4/1/11	2,622,047	2,781
Federal Home Loan Mortgage Corp., 7.00%, 3/15/07	360,538	363
Federal Home Loan Mortgage Corp., 7.50%, 10/1/27	1,604,938	1,728
Federal National Mortgage Association, 5.97%, 10/1/08	1,623,910	1,767
Federal National Mortgage Association, 6.24%, 2/1/06	4,560,253	4,813
Federal National Mortgage Association, 6.265%, 10/1/08	5,375,520	5,889
Federal National Mortgage Association, 6.315%, 3/1/06	4,820,537	5,102
Federal National Mortgage Association, 6.34%, 2/1/08	3,833,196	4,191
Federal National Mortgage Association, 6.43%, 6/1/08	6,764,926	7,436
Federal National Mortgage Association, 6.75%, 11/1/07	768,677	850
Federal National Mortgage Association, 6.75%, 4/25/18	4,383,898	4,692
Federal National Mortgage Association, 6.75%, 12/25/23	3,483,947	3,586
Federal National Mortgage Association, 6.895%, 5/1/06	5,668,969	6,085
Federal National Mortgage Association, 6.90%, 4/1/06	2,287,074	2,450
Federal National Mortgage Association, 7.00%, 4/1/26	1,943,680	2,064
Federal National Mortgage Association, 7.025%, 9/1/05	1,815,625	1,914
Federal National Mortgage Association, 7.25%, 5/1/04	1,481,259	1,485
Federal National Mortgage Association, 11.00%, 12/1/12	28,417	32
Federal National Mortgage Association, 11.00%, 9/1/17	132,015	150
Federal National Mortgage Association, 11.00%, 12/1/17	15,592	18
Federal National Mortgage Association, 11.00%, 2/1/18	60,405	69
Federal National Mortgage Association, 11.50%, 4/1/18	62,503	72
Federal National Mortgage Association, 12.00%, 9/1/12	204,743	234
Federal National Mortgage Association, 12.00%, 12/1/12	59,109	68
Federal National Mortgage Association, 12.00%, 9/1/17	48,848	57

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Federal National Mortgage Association, 12.00%, 10/1/17	38,283	44
Federal National Mortgage Association, 12.00%, 12/1/17	30,171	35
Federal National Mortgage Association, 12.00%, 2/1/18	69,228	80
Federal National Mortgage Association, 12.50%, 4/1/18	26,226	31
Federal National Mortgage Association, 13.00%, 11/1/12	35,283	41
Federal National Mortgage Association, 13.00%, 11/1/17	27,498	33
Federal National Mortgage Association, 13.00%, 12/1/17	19,877	23
Federal National Mortgage Association, 13.00%, 2/1/18	86,509	102
Federal National Mortgage Association, 14.00%, 12/1/17	20,800	25
Government National Mortgage Association, 5.00%, 7/15/33	4,887,787	4,848
Government National Mortgage Association, 5.50%, 1/15/32	622,767	634
Government National Mortgage Association, 5.50%, 2/15/32	5,144,165	5,235
Government National Mortgage Association, 5.50%, 9/15/32	172,419	175
Government National Mortgage Association, 7.00%, 5/15/23	1,851,720	1,988
Government National Mortgage Association, 7.00%, 6/15/23	124,926	134
Government National Mortgage Association, 7.00%, 7/15/23	264,530	284
Government National Mortgage Association, 7.00%, 8/15/23	1,683	2
Government National Mortgage Association, 7.00%, 9/15/23	81,966	88
Government National Mortgage Association, 7.00%, 10/15/23	59,632	65
Government National Mortgage Association, 7.00%, 11/15/23	363,674	390
Government National Mortgage Association, 7.00%, 12/15/27	104,017	111
Government National Mortgage Association, 7.00%, 1/15/28	85,387	91
Government National Mortgage Association, 7.00%, 2/15/28	18,070	19
Government National Mortgage Association, 7.00%, 4/15/28	153,890	164
Government National Mortgage Association, 7.00%, 5/15/28	205,636	220
Government National Mortgage Association, 7.00%, 6/15/28	522,407	557
Government National Mortgage Association, 7.00%, 7/15/28	625,520	668
Government National Mortgage Association, 7.50%, 1/15/23	139,502	151

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 7.50%, 6/15/23	64,195	69
Government National Mortgage Association, 7.50%, 6/15/24	1,385	1
Government National Mortgage Association, 7.50%, 7/15/24	48,811	53
Government National Mortgage Association, 7.50%, 8/15/25	2,422	3
Government National Mortgage Association, 7.50%, 9/15/25	29,520	32
Government National Mortgage Association, 7.50%, 12/15/25	70,591	77
Government National Mortgage Association, 7.50%, 1/15/26	2,115	2
Government National Mortgage Association, 7.50%, 3/15/26	86,965	94
Government National Mortgage Association, 7.50%, 6/15/26	90,784	98
Government National Mortgage Association, 7.50%, 9/15/26	1,762	2
Government National Mortgage Association, 7.50%, 10/15/26	10,860	12
Government National Mortgage Association, 7.50%, 12/15/26	118,233	127
Government National Mortgage Association, 7.50%, 1/15/27	6,397	7
Government National Mortgage Association, 7.50%, 2/15/27	61,405	66
Government National Mortgage Association, 7.50%, 3/15/27	5,200	6
Government National Mortgage Association, 7.50%, 4/15/27	220,815	237
Government National Mortgage Association, 7.50%, 5/15/27	77,953	84
Government National Mortgage Association, 7.50%, 7/15/27	33,589	36
Government National Mortgage Association, 7.50%, 12/15/27	4,008	4
Government National Mortgage Association, 8.00%, 9/15/24	69,777	76
Government National Mortgage Association, 8.00%, 5/15/26	83,178	91
Government National Mortgage Association, 8.00%, 6/15/26	52,289	57
Government National Mortgage Association, 8.00%, 7/15/26	135,695	148
Government National Mortgage Association, 8.00%, 8/15/26	42,013	46
Government National Mortgage Association, 8.00%, 9/15/26	86,068	94
Government National Mortgage Association, 8.00%, 10/15/26	167,042	183
Government National Mortgage Association, 8.00%, 11/15/26	23,405	26
Government National Mortgage Association, 8.00%, 12/15/26	44,536	49

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.00%, 4/15/27	155,733	170
Government National Mortgage Association, 8.00%, 6/15/27	35,312	38
Government National Mortgage Association, 8.00%, 7/15/27	35,995	39
Government National Mortgage Association, 8.00%, 7/20/28	327,255	354
Government National Mortgage Association, 8.50%, 5/15/22	691	1
Government National Mortgage Association, 8.50%, 9/15/22	1,277	1
Government National Mortgage Association, 8.50%, 10/15/22	8,574	9
Government National Mortgage Association, 8.50%, 12/15/22	4,410	5
Government National Mortgage Association, 8.50%, 6/15/24	677	1
Government National Mortgage Association, 8.50%, 7/15/24	8,171	9
Government National Mortgage Association, 8.50%, 12/15/24	1,201	1
Government National Mortgage Association, 8.50%, 1/15/25	19,573	21
Government National Mortgage Association, 8.50%, 2/15/25	4,308	4
Government National Mortgage Association, 8.50%, 11/15/25	1,856	2
Government National Mortgage Association, 8.50%, 1/15/26	11,337	12
Government National Mortgage Association, 8.50%, 2/15/26	1,891	2
Government National Mortgage Association, 8.50%, 3/15/26	5,072	6
Government National Mortgage Association, 8.50%, 4/15/26	24,724	27
Government National Mortgage Association, 8.50%, 5/15/26	864	1
Government National Mortgage Association, 11.00%, 1/15/18	1,892,386	2,139
Government National Mortgage Association, TBA, 4.50%, 1/1/34	58,360,909	55,789
Government National Mortgage Association, TBA, 5.00%, 1/1/34	25,900,000	25,633
Housing & Urban Development, 6.17%, 8/1/14	14,981,000	16,566
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	1,452,226	1,454
State of Israel, 7.25%, 12/15/28	5,200,000	5,622
US Treasury, 1.125%, 6/30/05	2,270,000	2,258
US Treasury, 1.625%, 1/31/05	825,000	828
US Treasury, 1.625%, 3/31/05	3,570,000	3,582
US Treasury, 1.625%, 4/30/05	325,000	326
US Treasury, 1.625%, 9/30/05	3,195,000	3,194
US Treasury, 1.75%, 12/31/04	3,385,000	3,402
US Treasury, 1.875%, 11/30/05	3,100,000	3,106

Government (Domestic and Foreign) and Agency Bonds (24.3%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
US Treasury, 2.00%, 5/15/06	3,190,000	3,191
US Treasury, 2.125%, 10/31/04	1,025,000	1,033
US Treasury, 2.375%, 8/15/06	4,840,000	4,866
US Treasury, 3.00%, 1/31/04	29,795,000	29,842
US Treasury, 3.25%, 5/31/04	50,000,000	50,459
US Treasury, 3.375%, 11/15/08	3,285,000	3,311
US Treasury, 3.50%, 11/15/06	3,420,000	3,535
US Treasury, 3.625%, 3/31/04	58,520,000	58,899
US Treasury, 3.625%, 5/15/13	4,653,000	4,473
US Treasury, 4.00%, 11/15/12	15,245,000	15,099
US Treasury, 4.25%, 8/15/13	9,103,000	9,114
US Treasury, 5.25%, 5/15/04	24,445,000	24,826
US Treasury, 5.875%, 11/15/05	7,900,000	8,501
US Treasury, 6.50%, 2/15/10	3,885,000	4,514
US Treasury Inflation Index Bond, 3.375%, 1/15/07	105,833,060	114,647
US Treasury Inflation Index Bond, 3.625%, 1/15/08	26,705,131	29,534
US Treasury Inflation Index Bond, 4.25%, 1/15/10	52,781,760	61,363
US Treasury Stripped, 0.00%, 8/15/27	89,300,000	24,304
Vendee Mortgage Trust, Series 1998-3, Class E, 6.50%, 3/15/29	4,500,000	4,783
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $688,070)		**702,315**

Mortgage-Backed and Asset Backed Securities (4.5%)		
Autos (0.0%)		
Fleetwood Credit Corp. Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	385,597	388
Total		388
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	284,016	294
Total		**294**
Commercial Mortgages (2.8%)		
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.62%, 2/14/43 IO	20,224,287	1,110
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	8,500,000	9,340
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,500,000	2,775
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,500,000	2,726
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/29 144A	2,792,215	3,076

Mortgage-Backed and Asset Backed Securities (4.5%)	Shares/ $ Par	Value $ (000's)
Commercial Mortgages continued		
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/29 144A	3,250,000	3,642
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	6,500,000	6,670
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	5,700,000	5,591
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	232,511,326	7,103
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	15,318,082	287
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	18,853,803	729
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.29%, 2/20/27	17,395,305	18,494
Nomura Asset Securities Corp., Series 1998-D6, Class A2, 6.99%, 3/15/30	15,000,000	17,434
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	961
Total		**79,938**
Credit Card Asset Backed (0.6%)		
Citibank Credit Card Master Trust I, Series 1997-6, Class A, 0.00%, 8/15/06	17,000,000	16,878
(d)Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	2,756,669	2
Total		**16,880**
Finance Services (0.6%)		
Morgan Stanley Capital, Series 1998-WF2, Class A2, 6.54%, 5/15/08	15,000,000	16,723
Total		**16,723**
Franchise Loan Receivables (0.0%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	30,253,423	938
Total		**938**
Home Equity Loans (0.0%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	476,514	480
Total		**480**

Mortgage-Backed and Asset Backed Securities (4.5%)	Shares/ $ Par	Value $ (000's)
Residential Mortgages (0.0%)		
Blackrock Capital Finance L.P., Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,842,176	256
Blackrock Capital Finance L.P., Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	3,897,246	234
Total		**490**
Retail — Retail Stores (0.5%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.39%, 1/20/17	11,280,659	13,079
Total		**13,079**
Total Mortgage-Backed and Asset Backed Securities (Cost: $130,604)		**129,210**

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (5.1%)		
*American Greetings Corp. — Class A	8,300	182
*AutoNation, Inc.	34,700	637
*Auto Zone, Inc.	11,275	961
*Bed Bath & Beyond, Inc.	37,300	1,617
Best Buy Co., Inc.	40,700	2,126
*Big Lots, Inc.	14,700	209
The Black & Decker Corp.	9,800	483
Boise Cascade Corp.	10,800	355
Brunswick Corp.	11,400	363
Carnival Corp Comm Paired Stk	79,473	3,157
Centex Corp.	7,800	840
Circuit City Stores, Inc.	26,400	267
Clear Channel Communications, Inc.	77,650	3,636
*Comcast Corp. — Class A	284,137	9,339
Cooper Tire & Rubber Co.	9,300	199
Dana Corp.	18,715	343
Darden Restaurants, Inc.	20,749	437
Delphi Automotive Systems Corp.	70,769	723
Dillard's, Inc. — Class A	10,536	173
Dollar General Corp.	42,065	883
Dow Jones & Co., Inc.	10,280	512
Eastman Kodak Co.	36,217	930
*eBay, Inc.	81,100	5,238
Family Dollar Stores, Inc.	21,700	779
Federated Department Stores, Inc.	23,412	1,103
Ford Motor Co.	231,307	3,701
Fortune Brands, Inc.	18,333	1,311
Gannett Co., Inc.	34,050	3,036
The Gap, Inc.	112,825	2,619
General Motors Corp.	70,825	3,782
Genuine Parts Co.	21,975	730
*The Goodyear Tire & Rubber Co.	22,100	174
Harley-Davidson, Inc.	38,175	1,814
Harrah's Entertainment, Inc.	13,850	689
Hasbro, Inc.	21,975	468
Hilton Hotels Corp.	47,650	816
The Home Depot, Inc.	290,197	10,298
International Game Technology	43,600	1,557

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued		
*The Interpublic Group of Companies, Inc.	49,400	771
J. C. Penney Co., Inc.	34,325	902
Johnson Controls, Inc.	11,300	1,312
Jones Apparel Group, Inc.	16,000	564
KB Home	5,900	428
Knight-Ridder, Inc.	10,150	785
*Kohl's Corp.	42,833	1,925
Leggett & Platt Inc.	24,267	525
The Limited, Inc.	65,813	1,187
Liz Claiborne, Inc.	13,700	486
Lowe's Companies, Inc.	98,950	5,481
Marriott International, Inc. — Class A	29,400	1,358
Mattel, Inc.	55,460	1,069
The May Department Stores Co.	36,400	1,058
Maytag Corp.	9,867	275
McDonald's Corp.	160,671	3,989
The McGraw-Hill Companies, Inc.	24,140	1,688
Meredith Corp.	6,300	308
The New York Times Co. — Class A	18,892	903
Newell Rubbermaid, Inc.	34,611	788
NIKE, Inc. — Class B	33,300	2,280
Nordstrom, Inc.	17,133	588
*Office Depot, Inc.	39,143	654
Omnicom Group, Inc.	24,000	2,096
Pulte Corp.	7,800	730
Radio Shack Corp.	20,867	640
Reebok International, Ltd.	7,500	295
Sears, Roebuck & Co.	32,050	1,458
The Sherwin-Williams Co.	18,460	641
Snap-on, Inc.	7,317	236
The Stanley Works	10,750	407
*Staples, Inc.	61,850	1,689
*Starbucks Corp.	49,350	1,632
Starwood Hotels & Resorts Worldwide, Inc.	25,400	914
Target Corp.	114,943	4,414
Tiffany & Co.	18,333	829
*Time Warner, Inc.	569,700	10,248
The TJX Companies, Inc.	64,500	1,422
*Toys "R" Us, Inc.	26,950	341
Tribune Co.	39,631	2,045
Tupperware Corp.	7,400	128
*Univision Communications, Inc. — Class A	40,700	1,615
V. F. Corp.	13,543	586
Viacom, Inc. — Class B	221,561	9,832
Visteon Corp.	16,512	172
The Walt Disney Co.	258,033	6,019
Wendy's International, Inc.	14,350	563
Whirlpool Corp.	8,650	628
*Yum! Brands, Inc.	37,080	1,276
Total		**146,667**

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Consumer Staples (5.0%)		
Adolph Coors Co. — Class B	4,600	258
Alberto-Culver Co. — Class B	7,400	467
Albertson's, Inc.	46,295	1,049
Altria Group, Inc.	256,204	13,943
Anheuser-Busch Companies, Inc.	104,419	5,501
Archer-Daniels-Midland Co.	81,375	1,239
Avon Products, Inc.	29,775	2,010
Brown-Forman Corp. — Class B	7,684	718
Campbell Soup Co.	51,854	1,390
The Clorox Co.	27,350	1,328
The Coca-Cola Co.	310,300	15,747
Coca-Cola Enterprises, Inc.	57,100	1,249
Colgate-Palmolive Co.	67,954	3,401
ConAgra Foods, Inc.	67,833	1,790
*Costco Wholesale Corp.	57,752	2,147
CVS Corp.	49,833	1,800
General Mills, Inc.	47,033	2,131
The Gillette Co.	128,765	4,730
H.J. Heinz Co.	44,383	1,617
Hershey Foods Corp.	16,450	1,266
Kellogg Co.	51,543	1,963
Kimberly-Clark Corp.	63,997	3,782
*The Kroger Co.	94,873	1,756
McCormick & Co., Inc.	17,600	530
The Pepsi Bottling Group, Inc.	33,800	817
PepsiCo, Inc.	217,900	10,158
The Procter & Gamble Co.	163,673	16,347
R.J. Reynolds Tobacco Holdings, Inc.	10,600	616
*Safeway, Inc.	55,700	1,220
Sara Lee Corp.	98,084	2,129
SUPERVALU, Inc.	16,950	485
SYSCO Corp.	82,050	3,055
UST, Inc.	21,033	751
Wal-Mart Stores, Inc.	551,633	29,263
Walgreen Co.	129,354	4,706
Winn-Dixie Stores, Inc.	17,750	177
Wm. Wrigley Jr. Co.	28,433	1,598
Total		**143,134**
Energy (2.6%)		
Amerada Hess Corp.	11,400	606
Anadarko Petroleum Corp.	31,477	1,606
Apache Corp.	20,465	1,660
Ashland, Inc.	8,600	379
Baker Hughes, Inc.	42,240	1,358
*BJ Services Co.	20,000	718
Burlington Resources, Inc.	25,386	1,406
ChevronTexaco Corp.	134,884	11,652
ConocoPhillips	85,803	5,626
Devon Energy Corp.	29,300	1,678
EOG Resources, Inc.	14,540	671
Exxon Mobil Corp.	837,871	34,352
Halliburton Co.	55,285	1,437
Kerr-McGee Corp.	12,757	593
Marathon Oil Corp.	39,191	1,297
*Nabors Industries, Ltd.	18,450	766
*Noble Corp.	16,850	603

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Energy continued		
Occidental Petroleum Corp.	48,280	2,039
*Rowan Companies, Inc.	11,850	275
Schlumberger, Ltd.	73,533	4,024
Sunoco, Inc.	9,750	499
*Transocean Sedco Forex, Inc.	40,354	969
Unocal Corp.	32,633	1,202
Total		**75,416**
Financials (9.2%)		
ACE, Ltd.	35,100	1,454
AFLAC, Inc.	64,850	2,346
The Allstate Corp.	88,869	3,823
Ambac Financial Group, Inc.	13,500	937
American Express Co.	162,500	7,837
American International Group, Inc.	329,390	21,833
AmSouth Bancorporation	44,245	1,084
Aon Corp.	39,475	945
Apartment Investment and Management Co. — Class A	11,900	411
Bank of America Corp.	188,720	15,179
The Bank of New York Co., Inc.	97,220	3,220
Bank One Corp.	142,745	6,508
BB&T Corp.	68,200	2,635
The Bear Stearns Companies, Inc.	12,545	1,003
Capital One Financial Corp.	28,700	1,759
The Charles Schwab Corp.	170,986	2,024
Charter One Financial, Inc.	28,471	984
The Chubb Corp.	23,650	1,611
Cincinnati Financial Corp.	20,280	849
Citigroup, Inc.	650,274	31,565
Comerica, Inc.	22,100	1,239
Countrywide Credit Industries, Inc.	22,933	1,739
Equity Office Properties Trust	50,400	1,444
Equity Residential Properties Trust	34,600	1,021
Fannie Mae	122,929	9,227
Federated Investors, Inc. — Class B	13,700	402
Fifth Third Bancorp	71,943	4,252
First Tennessee National Corp.	15,900	701
FleetBoston Financial Corp.	132,828	5,798
Franklin Resources, Inc.	31,650	1,648
Freddie Mac	87,814	5,121
Golden West Financial Corp.	19,250	1,986
The Goldman Sachs Group, Inc.	59,800	5,904
The Hartford Financial Services Group, Inc.	35,650	2,104
Huntington Bancshares, Inc.	28,900	650
J.P. Morgan Chase & Co.	257,162	9,446
Janus Capital Group, Inc.	30,171	495
Jefferson-Pilot Corp.	17,853	904
John Hancock Financial Services, Inc.	36,500	1,369
Key Corp	53,125	1,558
Lehman Brothers Holdings, Inc.	34,756	2,684
Lincoln National Corp.	22,460	907
Loews Corp.	23,433	1,159
Marsh & McLennan Companies, Inc.	67,280	3,222
Marshall & Ilsley Corp.	28,700	1,098
MBIA, Inc.	18,250	1,081
MBNA Corp.	161,295	4,008

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Mellon Financial Corp.	54,409	1,747
Merrill Lynch & Co., Inc.	118,000	6,921
MetLife, Inc.	96,015	3,233
MGIC Investment Corp.	12,400	706
Moody's Corp.	18,800	1,138
Morgan Stanley	137,331	7,947
National City Corp.	77,579	2,633
North Fork Bancorporation, Inc.	19,200	777
Northern Trust Corp.	27,850	1,293
Plum Creek Timber Co., Inc.	23,100	703
The PNC Financial Services Group, Inc.	35,400	1,937
Principal Financial Group, Inc.	40,900	1,353
The Progressive Corp.	27,400	2,290
Prologis	22,600	725
*Providian Financial Corp.	36,643	427
Prudential Financial, Inc.	68,900	2,878
Regions Financial Corp.	28,090	1,045
SAFECO Corp.	17,450	679
Simon Property Group, Inc.	24,300	1,126
SLM Corp.	56,958	2,146
SouthTrust Corp.	42,633	1,395
The St. Paul Companies, Inc.	28,720	1,139
State Street Corp.	42,000	2,187
SunTrust Banks, Inc.	35,567	2,543
Synovus Financial Corp.	38,050	1,100
T. Rowe Price Group, Inc.	15,600	740
Torchmark Corp.	14,450	658
Travelers Property Casualty Corp. — Class B	127,130	2,157
U.S. Bancorp	243,209	7,243
Union Planters Corp.	24,712	778
UnumProvident Corp.	37,406	590
Wachovia Corp.	168,157	7,834
Washington Mutual, Inc.	116,538	4,676
Wells Fargo & Co.	212,085	12,490
XL Capital, Ltd. — Class A	17,200	1,334
Zions Bancorporation	11,300	693
Total		**268,435**
Health Care (6.0%)		
Abbott Laboratories	197,225	9,191
Aetna, Inc.	19,379	1,310
Allergan, Inc.	16,533	1,270
AmerisourceBergen Corp.	14,100	792
*Amgen, Inc.	162,923	10,069
*Anthem, Inc.	17,500	1,313
Applera Corp. — Applied Biosystems Group	26,367	546
Bausch & Lomb, Inc.	6,700	348
Baxter International, Inc.	76,900	2,347
Becton, Dickinson and Co.	32,050	1,319
*Biogen IDEC, Inc.	41,320	1,520
Biomet, Inc.	32,355	1,178
*Boston Scientific Corp.	103,980	3,822
Bristol-Myers Squibb Co.	244,744	7,000
C. R. Bard, Inc.	6,550	532
Cardinal Health, Inc.	56,350	3,446
*Chiron Corp.	23,578	1,344

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
CIGNA Corp.	17,671	1,016
Eli Lilly and Co.	141,766	9,970
*Express Scripts, Inc.	9,900	658
*Forest Laboratories, Inc.	46,034	2,845
*Genzyme Corp.	28,000	1,382
Guidant Corp.	38,812	2,336
HCA, Inc.	63,015	2,707
Health Management Associates, Inc. — Class A	30,300	727
*Humana, Inc.	20,400	466
IMS Health, Inc.	30,233	752
Johnson & Johnson	374,723	19,357
*King Pharmaceuticals, Inc.	30,466	465
Manor Care, Inc.	11,200	387
McKesson HBOC, Inc.	36,693	1,180
*Medco Health Solutions, Inc.	34,162	1,161
*MedImmune, Inc.	31,500	800
Medtronic, Inc.	153,600	7,466
Merck & Co., Inc.	282,700	13,060
*Millipore Corp.	6,100	263
Pfizer, Inc.	982,959	34,727
*Quest Diagnostics Inc.	13,300	972
Schering-Plough Corp.	185,450	3,225
*St. Jude Medical, Inc.	21,700	1,331
Stryker Corp.	25,150	2,138
*Tenet Healthcare Corp.	58,550	940
UnitedHealth Group, Inc.	75,228	4,377
*Watson Pharmaceuticals, Inc.	13,600	626
*Wellpoint Health Networks, Inc. — Class A	18,500	1,794
Wyeth	168,071	7,135
*Zimmer Holdings, Inc.	28,673	2,019
Total		**173,629**
Industrials (4.9%)		
3M Co.	98,824	8,403
*Allied Waste Industries, Inc.	26,450	367
American Power Conversion Corp.	24,950	610
*American Standard Companies, Inc.	9,100	916
*Apollo Group, Inc. — Class A	22,200	1,510
Avery Dennison Corp.	13,950	781
The Boeing Co.	106,218	4,476
Burlington Northern Santa Fe Corp.	47,008	1,521
Caterpillar, Inc.	43,612	3,621
*Cendant Corp.	127,973	2,850
Cintas Corp.	21,567	1,081
Cooper Industries, Ltd. — Class A	11,600	672
Crane Co.	7,525	231
CSX Corp.	27,050	972
Cummins, Inc.	5,200	254
Danaher Corp.	19,300	1,771
Deere & Co.	30,240	1,967
Delta Air Lines, Inc.	15,533	183
Deluxe Corp.	6,712	277
Dover Corp.	25,533	1,015
Eaton Corp.	9,500	1,026
Emerson Electric Co.	53,125	3,440
Equifax, Inc.	17,700	434

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
FedEx Corp.	37,640	2,541
Fluor Corp.	10,300	408
General Dynamics Corp.	24,900	2,251
General Electric Co.	1,264,898	39,187
Goodrich Corp.	14,800	439
H&R Block, Inc.	22,650	1,254
Honeywell International, Inc.	108,550	3,629
Illinois Tool Works, Inc.	38,900	3,264
Ingersoll-Rand Co. — Class A	21,670	1,471
ITT Industries, Inc.	11,700	868
Lockheed Martin Corp.	56,922	2,926
Masco Corp.	59,300	1,625
*Monster Worldwide, Inc.	14,133	310
*Navistar International Corp.	8,620	413
Norfolk Southern Corp.	49,243	1,165
Northrop Grumman Corp.	23,131	2,211
PACCAR, Inc.	14,685	1,250
Pall Corp.	15,716	422
Parker-Hannifin Corp.	14,900	887
Pitney Bowes, Inc.	29,527	1,199
*Power-One, Inc.	10,500	114
R. R. Donnelley & Sons Co.	14,333	432
Raytheon Co.	52,300	1,571
*Robert Half International, Inc.	21,560	503
Rockwell Automation, Inc.	23,350	831
Rockwell Collins, Inc.	22,650	680
Ryder System, Inc.	8,000	273
Southwest Airlines Co.	98,795	1,595
Textron, Inc.	17,150	979
*Thomas & Betts Corp.	7,400	169
Tyco International, Ltd.	252,183	6,683
Union Pacific Corp.	32,140	2,233
United Parcel Service, Inc. — Class B	142,100	10,594
United Technologies Corp.	59,233	5,614
W.W. Grainger, Inc.	11,500	545
Waste Management, Inc.	74,797	2,214
Total		**141,128**
Information Technology (7.9%)		
*ADC Telecommunications, Inc.	101,550	302
Adobe Systems, Inc.	29,475	1,158
*Advanced Micro Devices, Inc.	43,800	653
*Agilent Technologies, Inc.	59,488	1,739
*Altera Corp.	48,265	1,096
Analog Devices, Inc.	46,143	2,106
*Andrew Corp.	19,362	223
*Apple Computer, Inc.	45,800	979
*Applied Materials, Inc.	209,200	4,697
*Applied Micro Circuits Corp.	38,500	230
Autodesk, Inc.	14,066	346
Automatic Data Processing, Inc.	75,500	2,991
*Avaya, Inc.	52,612	681
*BMC Software, Inc.	28,740	536
*Broadcom Corp. — Class A	37,400	1,275
*CIENA Corp.	59,500	395
*Cisco Systems, Inc.	886,067	21,523
*Citrix Systems, Inc.	20,780	441

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
Computer Associates International, Inc.	73,132	1,999
*Computer Sciences Corp.	23,650	1,046
*Compuware Corp.	48,343	292
*Comverse Technology, Inc.	23,800	419
*Concord EFS, Inc.	61,500	913
*Convergys Corp.	18,050	315
*Corning, Inc.	168,100	1,753
*Dell, Inc.	324,267	11,012
*Electronic Arts, Inc.	37,200	1,777
Electronic Data Systems Corp.	60,600	1,487
*EMC Corp.	276,986	3,579
First Data Corp.	93,422	3,839
*Fiserv, Inc.	24,425	965
*Gateway, Inc.	40,950	188
Hewlett-Packard Co.	385,467	8,854
Intel Corp.	821,843	26,464
International Business Machines Corp.	218,410	20,242
*Intuit, Inc.	25,900	1,370
*Jabil Circuit, Inc.	25,133	711
*JDS Uniphase Corp.	180,600	659
*KLA-Tencor Corp.	24,000	1,408
*Lexmark International Group, Inc. — Class A	16,200	1,274
Linear Technology Corp.	39,550	1,664
*LSI Logic Corp.	47,800	424
*Lucent Technologies, Inc.	525,262	1,492
Maxim Integrated Products, Inc.	41,000	2,042
*Mercury Interactive Corp.	10,900	530
*Micron Technology, Inc.	76,950	1,037
Microsoft Corp.	1,365,300	37,601
Molex, Inc.	24,175	843
Motorola, Inc.	293,819	4,134
*National Semiconductor Corp.	23,243	916
*NCR Corp.	12,000	466
*Network Appliance, Inc.	43,200	887
*Novell, Inc.	46,900	493
*Novellus Systems, Inc.	19,100	803
*NVIDIA Corp.	20,100	467
*Oracle Corp.	660,750	8,722
*Parametric Technology Corp.	33,620	132
Paychex, Inc.	47,540	1,768
*PeopleSoft, Inc.	46,000	1,049
PerkinElmer, Inc.	16,000	273
*PMC-Sierra, Inc.	21,500	433
*QLogic Corp.	11,850	611
QUALCOMM, Inc.	100,233	5,406
Sabre Holdings Corp. — Class A	18,109	391
*Sanmina-SCI Corp.	64,400	812
Scientific-Atlanta, Inc.	18,800	513
*Siebel Systems, Inc.	62,400	865
*Solectron Corp.	104,800	619
*Sun Microsystems, Inc.	407,754	1,831
*SunGard Data Systems, Inc.	36,000	998
*Symantec Corp.	38,300	1,327
Symbol Technologies, Inc.	29,150	492
Tektronix, Inc.	10,740	339

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Tellabs, Inc.	52,108	439
*Teradyne, Inc.	23,850	607
Texas Instruments, Inc.	218,575	6,422
*Thermo Electron Corp.	20,500	517
*Unisys Corp.	41,550	617
*VERITAS Software Corp.	53,701	1,996
*Waters Corp.	15,500	514
*Xerox Corp.	99,800	1,377
*Xilinx, Inc.	43,000	1,666
*Yahoo!, Inc.	82,000	3,704
Total		**230,176**
Materials (1.4%)		
Air Products and Chemicals, Inc.	28,733	1,518
Alcoa, Inc.	106,843	4,060
Allegheny Technologies, Inc.	10,231	135
Ball Corp.	7,134	425
Bemis Co., Inc.	6,750	338
The Dow Chemical Co.	115,924	4,819
E. I. du Pont de Nemours and Co.	125,745	5,770
Eastman Chemical Co.	9,775	386
Ecolab, Inc.	32,800	898
Engelhard Corp.	15,800	473
Freeport-McMoRan Copper & Gold, Inc. — Class B	21,219	894
Georgia-Pacific Corp.	32,058	983
Great Lakes Chemical Corp.	6,400	174
*Hercules, Inc.	14,000	171
International Flavors & Fragrances, Inc.	11,875	415
International Paper Co.	60,524	2,609
*Louisiana-Pacific Corp.	13,200	236
MeadWestvaco Corp.	25,314	753
Monsanto Co.	33,078	952
Newmont Mining Corp.	54,530	2,651
Nucor Corp.	9,867	553
*Pactiv Corp.	19,900	476
*Phelps Dodge Corp.	11,210	853
PPG Industries, Inc.	21,433	1,372
Praxair, Inc.	41,100	1,570
Rohm and Haas Co.	28,034	1,197
*Sealed Air Corp.	10,736	581
Sigma-Aldrich Corp.	8,900	509
Temple-Inland, Inc.	6,800	426
United States Steel Corp.	13,050	457
Vulcan Materials Co.	12,800	609
Weyerhaeuser Co.	27,720	1,774
Worthington Industries, Inc.	10,850	196
Total		**39,233**
Telecommunication Services (1.5%)		
ALLTEL Corp.	39,343	1,833
AT&T Corp.	99,474	2,019
*AT&T Wireless Services, Inc.	342,516	2,737
BellSouth Corp.	233,235	6,600
CenturyTel, Inc.	18,200	594
*Citizens Communications Co.	35,900	446
*Nextel Communications, Inc. — Class A	138,833	3,896

Common Stock (44.9%)	Shares/ $ Par	Value $ (000's)
Telecommunication Services continued		
*Qwest Communications International, Inc.	214,020	925
SBC Communications, Inc.	419,633	10,939
Sprint Corp.	113,991	1,872
*Sprint Corp. (PCS Group)	130,640	734
Verizon Communications, Inc.	347,938	12,205
Total		**44,800**
Utilities (1.3%)		
*The AES Corp.	78,275	739
*Allegheny Energy, Inc.	15,900	203
Ameren Corp.	20,433	940
American Electric Power Co., Inc.	49,820	1,520
*Calpine Corp.	52,140	251
CenterPoint Energy, Inc.	38,626	374
Cinergy Corp.	22,438	871
*CMS Energy Corp.	20,300	173
Consolidated Edison, Inc.	28,425	1,223
Constellation Energy Group, Inc.	21,100	826
Dominion Resources, Inc.	40,825	2,606
DTE Energy Co.	21,250	837
Duke Energy Corp.	114,142	2,334
*Dynegy, Inc. — Class A	47,300	202
Edison International	41,180	903
El Paso Corp.	75,817	621
Entergy Corp.	28,791	1,645
Exelon Corp.	41,162	2,732
FirstEnergy Corp.	41,074	1,446
FPL Group, Inc.	23,143	1,514
KeySpan Corp.	20,000	736
Kinder Morgan, Inc.	15,533	918
Nicor, Inc.	5,550	189
NiSource, Inc.	33,184	728
Peoples Energy Corp.	4,600	193
*PG&E Corp.	51,975	1,443
Pinnacle West Capital Corp.	11,500	460
PPL Corp.	22,333	977
Progress Energy, Inc.	30,779	1,393
Public Service Enterprise Group, Inc.	28,540	1,250
Sempra Energy	28,259	849
The Southern Co.	92,000	2,784
TECO Energy, Inc.	23,700	342
TXU Corp.	40,615	963
The Williams Companies, Inc.	65,400	642
Xcel Energy, Inc.	50,370	855
Total		**36,682**
Total Common Stock (Cost: $734,524)		**1,299,300**

Money Market Investment (20.4%)	Shares/ $ Par	Value $ (000's)
Agricultural Services (0.5%)		
(b)Cargill, Inc., 1.06%, 3/5/04	15,000,000	14,973
Total		**14,973**
Asset-Backed Securities (CMO'S) (1.6%)		
(b)Fcar Owner Trust I, 1.08%, 2/17/04	15,000,000	14,979
(b)Sheffield Receivables, 1.09%, 1/7/04	15,000,000	14,997
(b)Sheffield Receivables, 1.10%, 01/02/04	15,000,000	15,000
Total		**44,976**
Autos (1.0%)		
(b)Daimler Chrysler Auto, 1.07%, 2/17/04	15,000,000	14,979
(b)Daimler Chrysler Auto, 1.07%, 2/27/04	12,524,000	12,503
Total		**27,482**
Banks (0.1%)		
(b)UBS Finance Delaware LLC, 0.95%, 1/2/04	3,860,000	3,860
Total		**3,860**
Beverages, Malt Beverages (0.5%)		
(b)Coca-Cola Co., 1.09%, 2/27/04	15,000,000	14,974
Total		**14,974**
Electronic Computers (0.5%)		
(b)International Business, 0.97%, 1/16/04	15,391,000	15,385
Total		**15,385**
Federal Government and Agencies (2.7%)		
(b)Federal Home Loan Bank, 1.06%, 3/10/04	15,000,000	14,972
(b)Federal Home Loan Mortgage Co., 1.065%, 2/5/04	34,200,000	34,165
(b)Federal Home Loan Mortgage Co., 1.07%, 1/14/04	15,100,000	15,094
(b)Federal National Mortgage Association, 1.06%, 1/20/04	15,000,000	14,992
Total		**79,223**
Finance Lessors (0.5%)		
(b)Receivable Capital Trust, 1.08%, 1/20/04	15,000,000	14,991
Total		**14,991**
Finance Services (2.4%)		
(b)American General, 1.13%, 3/5/04	15,000,000	14,973
(b)John Deere Capital Corp., 1.20%, 1/12/04	10,000,000	9,996
(b)Wells Fargo Bank, 1.04%, 1/29/04	15,000,000	15,001
(b)Windmill Funding Corp., 1.05%, 2/6/04	15,000,000	14,984
Windmill Funding Corp., 1.08%, 2/13/04	15,000,000	14,981
Total		**69,935**

Money Market Investment (20.4%)	Shares/ $ Par	Value $ (000's)
Miscellaneous Business Credit Institutions (1.9%)		
(b)Delaware Funding, 1.08%, 1/5/04	10,000,000	9,999
(b)Delaware Funding, 1.08%, 1/29/04	10,000,000	9,992
(b)General Electric Capital, 1.12%, 2/17/04	15,000,000	14,979
(b)National Rural Utility, 1.08%, 1/28/04	15,000,000	14,987
(b)Pitney Bowes Inc., 0.92%, 1/2/04	3,700,000	3,700
Total		**53,657**
Personal Credit Institutions (4.8%)		
(b)American Express Credit, 1.08%, 4/1/04	15,000,000	15,000
(b)CXC Inc., 1.07%, 2/9/04	15,000,000	14,983
(b)CXC Inc., 1.08%, 2/6/04	15,000,000	14,984
(b)General Electric Capital, 1.10%, 2/4/04	15,000,000	14,984
(b)Household Finance Corp., 1.09%, 1/15/04	15,000,000	14,994
(b)Preferred Receivable Funding, 1.08%, 1/28/04	15,000,000	14,988
(b)Preferred Receivable Funding, 1.09%, 1/15/04	15,000,000	14,993
(b)Toyota Motor Credit Corp., 1.02%, 3/2/04	15,000,000	14,974
(b)Toyota Motor Credit Corp., 1.05%, 3/8/04	15,000,000	14,972
Total		**134,872**
Security Brokers and Dealers (1.0%)		
(b)Morgan Stanley Dean Witter, 1.09%, 1/23/04	15,000,000	14,990
(b)Morgan Stanley Dean Witter, 1.08%, 2/17/04	15,000,000	14,979
Total		**29,969**
Short Term Business Credit (2.9%)		
(b)Old Line Funding Corp., 1.08%, 2/13/04	10,000,000	9,987
(b)Old Line Funding Corp., 1.09%, 1/9/04	15,000,000	14,997
(b)Thunder Bay Funding, Inc., 1.09%, 2/5/04	15,000,000	14,984
(b)Thunder Bay Funding, Inc., 1.09%, 2/6/04	15,000,000	14,984

Money Market Investment (20.4%)	Shares/ $ Par	Value $ (000's)
Short Term Business Credit continued		
(b)Transamerica Financial, 1.02%, 1/14/04	15,000,000	14,994
(b)Transamerica Financial, 1.07%, 1/16/04	15,000,000	14,993
Total		**84,939**
Total Money Market Investment (Cost: $589,185)		**589,236**
Total Investments (103.9%) (Cost: $2,429,286)		**3,003,621**
Total Assets, Less Liabilities (-3.9%)		**(112,133)**
Total Net Assets (100.0%)		**2,891,488**

* Non-Income Producing

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $2,438,682 and the net unrealized appreciation of investments based on that cost was $564,939 which is comprised of $708,368 aggregate gross unrealized appreciation and $143,429 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
US Long Bond (CBT) Commodity Future (Total Notional Value at 12/31/03 $116,920)	1,090	03/04	$ 2,231
S & P 500 Index Futures (Total Notional Value at 12/31/03 $345,959)	1,295	03/04	$13,598

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements

Objective:
High current income and capital appreciation with moderate risk.

Portfolio Strategy:
Generate superior performance by investing in a diversified mix of fixed income securities rated below investment grade.

Net Assets:
$199 million

Investing in a portfolio of high yield bonds provides a high level of current income, along with the opportunity for capital gains, to investors who can accept a moderate level of risk. Holdings of particular interest include investments in entities that have the possibility of a positive event, such as a significant improvement in credit rating or earnings, or a change in ownership. In a high yield portfolio, some credit losses over time are inevitable; high coupons and diversification across many holdings mitigate the impact of individual securities on the performance of the total Portfolio.

Approximately once in a decade, usually as the economy is emerging from a recession, there is an exceptional year for returns on high yield bonds, and 2003 was such a year. The Lehman Brothers High Yield Intermediate Market Index had a return of 27.44% for the year. For comparison, returns of the Index have ranged from –6.5% to 17.3% over the last eight years, and the annualized return of the Index since the Portfolio's inception date (May 1994) has been 6.92%. The High Yield Bond Portfolio has performed better than the Index for the year just ended and since inception.

There are several reasons for the excellent performance of the high yield market in 2003: a strengthening economy, which is positive for earnings and cash flow of the leveraged companies that issue high yield bonds; a high-yield market recovering from a very depressed level in 2002, accompanied by a buoyant stock market; and strong investor interest in the asset class because of low yields on other bonds in an environment of very low interest rates. Credit spreads between investment grade and high yield bonds tightened dramatically during 2003, driving prices of high yield bonds steadily upward.

In this very positive environment for the asset class, the Portfolio's performance benefited from a somewhat aggressive quality mix, with the middle quality sector of the market overweighted. A small exposure to the lower-tier quality sector was also beneficial. In particular, we retained some holdings that had fallen to very low prices in 2002, in the belief that they would recover, and they were among the top performing issues in 2003. Industry sectors that performed particularly well include electric power, telecommunications, financial services, refining and technology — all sectors that had been beaten down in the volatile and illiquid market of the prior year.

Sector Allocation 12/31/03



Consumer Products 7%
Utilities 4%
Transportation 5%
Financials 5%
Short-Term Investments and Other Assets, Net 7%
Auto Related 5%
Healthcare/Pharmaceuticals 7%
Other Holdings 2%
5% Foods
9% Gaming/Lodging/Leisure
20% Basic Material/ Capital Goods
7% Energy
9% Media
4% Builders
4% Telecommunications

Sector Allocation is based on Net Assets.
Sector Allocation is subject to change.

There are greater risks inherent in a fund that primarily invests in high yield bonds.

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
5/94
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
High Yield Bond Portfolio
Lehman Brothers High Yield Intermediate Market Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	Since Inception*
High Yield Bond Portfolio	29.06%	4.57%	7.70%
Lehman Brothers High Yield Intermediate Market Index	27.44%	4.61%	6.92%

*inception date of 05/03/94

The total return performance for the High Yield Bond Portfolio is shown in comparison with the Lehman Brothers High Yield Intermediate Market Index. The Lehman Brothers index is an appropriate measure of portfolio performance since it has a quality and maturity profile that resembles the High Yield Bond Portfolio. The index cannot be invested in directly and does not include sales charges.

The Lehman Brothers High Yield Intermediate Market Index is made up of dollar-denominated, nonconvertible, SEC publicly registered fixed rate noninvestment grade issues. The bonds will have remaining maturities of between one and ten years and have an outstanding par value of at least $100 million. Yankee and global bonds (SEC registered) of issuers in G-7 countries are included. Original issue zero coupon bonds and step-up coupon structures are also included; however, the index excludes pay-in-kind (PIK) bonds. Each bond must be rated Ba1 or lower by Moody's Investor Service. If a Moody's rating is unavailable, the bonds must be rated BB+ or lower by Standard & Poor's, or by Fitch if an S&P rating is unavailable. A few unrated bonds are included in the index; to be eligible they must have previously held a high yield rating or have been associated with a high yield issuer. The index is an unmanaged market value weighted index and measures the income provided by, and the price changes of, the underlying securities.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of the Portfolio's operations). Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Aerospace (0.5%)		
L-3 Communications Corp., 6.125%, 1/15/14 144A	950,000	952
Total Aerospace		**952**
Auto Related (4.5%)		
Advanced Accessory, 10.75%, 6/15/11	725,000	798
Asbury Automotive Group, 8.00%, 3/15/14 144A	1,150,000	1,156
Collins & Aikman Products, 10.75%, 12/31/11	1,125,000	1,105
HLI Operating Co., 10.50%, 6/15/10	925,000	1,065
Metaldyne Corp., 10.00%, 11/1/13 144A	1,500,000	1,515
Oxford Automotive, Inc., 12.00%, 10/15/10 144A	1,500,000	1,260
RJ Tower Corp., 12.00%, 6/1/13	750,000	739
United Components, Inc., 9.375%, 6/15/13	1,275,000	1,393
Total Auto Related		**9,031**
Basic Materials (12.9%)		
Chemicals (7.3%)		
Huntsman Adv. Materials, 11.00%, 7/15/10 144A	1,900,000	2,100
Huntsman International LLC, 9.875%, 3/1/09 144A	550,000	602
Huntsman International, Inc., 9.875%, 3/1/09	400,000	438
Huntsman LLC, 11.625%, 10/15/10 144A	750,000	765
IMC Global, Inc., 11.25%, 6/1/11	1,100,000	1,210
Koppers, Inc., 9.875%, 10/15/13 144A	1,125,000	1,240
Kraton Polymers LLC, 8.125%, 1/15/14 144A	1,300,000	1,352
Lyondell Chemical Co., 9.50%, 12/15/08	500,000	523
Nalco Co. 8.875%, 11/15/13 144A	1,125,000	1,193
Resolution Perform Prod., 8.00%, 12/15/09 144A	1,150,000	1,190
Rockwood Specialties Corp., 10.625%, 5/15/11 144A	1,725,000	1,923
Terra Capital Corp., 11.50%, 6/1/10	1,050,000	1,097
United Agricultural Products, 8.25%, 12/15/11 144A	1,100,000	1,130
Total		**14,763**
Metals/Mining (2.0%)		
CSN Islands VIII Corp., 9.75%, 12/16/13 144A	1,150,000	1,179
Massey Energy Co. 6.625%, 11/15/10 144A	1,125,000	1,153
Metals/Mining continued		
Texas Industries Inc., 10.25%, 6/15/11	725,000	819
UCAR Finance, Inc., 10.25%, 2/15/12	725,000	834
Total		**3,985**
Packaging/Containers (2.0%)		
Anchor Glass Container, 11.00%, 2/15/13	750,000	870
Crown European Holdings SA, 9.50%, 3/1/11	550,000	623
Owens Brockway Glass Container, 8.75%, 11/15/12	775,000	863
Owens Brockway Glass Container., 8.25%, 5/15/13	725,000	778
Pliant Corp., 11.125%, 9/1/09	740,000	799
Total		**3,933**
Paper & Forest Products (1.6%)		
Appleton Papers, Inc., 12.50%, 12/15/08	1,250,000	1,413
Buckeye Technologies, Inc., 8.50%, 10/1/13	925,000	990
Georgia Pacific Corp. 8.00%, 1/15/24 144A	750,000	765
Total		**3,168**
Total Basic Materials		**25,849**
Builders (3.6%)		
Building Materials (2.6%)		
Integrated Electrical Services, Inc., 9.375%, 2/1/09	1,450,000	1,524
Nationsrent, Inc., 9.50%, 10/15/10 144A	950,000	1,021
Norcraft Co., 9.00%, 11/1/11 144A	750,000	810
Nortek Holdings Inc. 0.00%, 5/15/11 144A	950,000	686
United Rentals NA, Inc., 7.75%, 11/15/13 144A	1,125,000	1,149
Total		**5,190**
Home Builders (1.0%)		
Meritage Corp., 9.75%, 6/1/11	1,100,000	1,229
Technical Olympic USA, Inc., 9.00%, 7/1/10	750,000	806
Total		**2,035**
Total Builders		**7,225**
Capital Goods (6.7%)		
Amsted Industries, Inc., 10.25%, 10/15/11 144A	1,825,000	2,017
Bombardier Recreational, 8.375%, 12/15/13 144A	1,750,000	1,829

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Capital Goods continued		
Case New Holland, Inc., 9.25%, 8/1/11 144A	800,000	896
Columbus McKinnon Corp., 10.00%, 8/1/10	925,000	985
General Cable Corp., 9.50%, 11/15/10 144A	1,325,000	1,418
Jacuzzi Brands Inc., 9.625%, 7/1/10 144A	750,000	825
JLG Industries Inc., 8.25%, 5/1/08	500,000	543
Rexnord Corp., 10.125%, 12/15/12	750,000	821
Sensus Metering Systems, 8.625%, 12/15/13 144A	1,300,000	1,334
Terex Corp. 7.375%, 1/15/14 144A	1,625,000	1,662
Trimas Corp., 9.875%, 6/15/12	975,000	1,016
Total Capital Goods		**13,346**
Consumer Products (6.9%)		
Consumer Products (2.5%)		
Hines Nurseries, Inc. 10.25%, 10/1/11 144A	775,000	845
Jafra Cosmetics, 10.75%, 5/15/11	1,100,000	1,207
Jostens Holding, 10.25%, 12/1/10 144A	925,000	580
Rayovac Corp., 8.50%, 10/1/13	1,125,000	1,193
Simmons Co. 7.875%, 1/15/14 144A	1,100,000	1,106
Total		**4,931**
Retail Food & Drug (0.6%)		
Delhaize America, Inc., 9.00%, 4/15/31	950,000	1,154
Total		**1,154**
Retail Store (2.0%)		
Cole National Group, 8.875%, 5/15/12	1,000,000	1,070
Couche-Tard US, 7.50%, 12/15/13 144A	1,525,000	1,597
Payless Shoesource, Inc., 8.25%, 8/1/13	1,350,000	1,299
Total		**3,966**
Textile/Apparel (1.8%)		
Oxford Industries, Inc., 8.875%, 6/1/11 144A	1,050,000	1,148
Perry Ellis International, Inc., 8.875%, 9/15/13 144A	750,000	789
Phillips Van Heusen Corp., 8.125%, 5/1/13	700,000	744
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	200,000	201
Warnaco, Inc., 8.875%, 6/15/13 144A	725,000	747
Total		**3,629**
Total Consumer Products		**13,680**
Energy (6.6%)		
Gas Pipeline/Oil Field Service (2.8%)		
Dynegy Holdings Inc., 10.125%, 7/15/13 144A	1,125,000	1,294
Hanover Equip TR., 8.75% 9/1/11	975,000	1,034
Hanover Equipment Trust 01 A, 0.00%, 3/31/07	750,000	551

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Gas Pipeline/Oil Field Service continued		
Parker Drilling Co., 9.625%, 10/1/13 144A	1,125,000	1,170
Suburban Propane Partners, 6.875%, 12/15/13 144A	1,525,000	1,539
Total		**5,588**
Oil & Gas Exploration/Production (3.2%)		
Compton Pete Corp., 9.90%, 5/15/09	750,000	818
Hilcorp Energy, 10.50%, 9/1/10 144A	2,100,000	2,299
Petrobras International, 8.375%, 12/10/18	1,125,000	1,156
Range Resources Corp. 7.375%, 7/15/13	775,000	775
Tom Brown, Inc., 7.25%, 9/15/13	1,125,000	1,190
Total		**6,238**
Oil Refining & Marketing (0.6%)		
Citgo Petroleum Corp., 11.375%, 2/1/11	1,100,000	1,276
Total		**1,276**
Total Energy		**13,102**
Financials (4.6%)		
Financial Services (3.5%)		
AmeriCredit Corp., 9.875%, 4/15/06	1,375,000	1,444
Dollar Financial Group 9.75%, 11/15/11 144A	1,875,000	1,940
IOS Capital LLC, 7.25%, 6/30/08	1,670,000	1,779
WMC Finance Co. 11.75%, 12/15/08 144A	1,750,000	1,746
Total		**6,909**
Insurance (1.1%)		
Crum & Forster Holding Corp., 10.375%, 6/15/13 144A	925,000	1,028
Fairfax Financial Holdings, 7.375%, 3/15/06	1,125,000	1,136
Total		**2,164**
Total Financials		**9,073**
Financials Banking (0.3%)		
Western Financial Bank-FSB, 9.625%, 5/15/12	625,000	697
Total Financials Banking		**697**
Foods (5.3%)		
Food/Beverage/Tobacco (3.8%)		
Bavaria SA, 8.875%, 11/1/10 144A	1,125,000	1,153
Land O Lakes, Inc., 9.00%, 12/15/10 144A	1,525,000	1,536
Merisant Co., 9.50%, 7/15/13 144A	1,125,000	1,198
Pinnacle Foods Holding, 8.25%, 12/1/13 144A	1,325,000	1,371
RJ Reynolds Tobacco Holdings, 7.25%, 6/1/12	750,000	739

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Food/Beverage/Tobacco continued		
Seminis Vegetable Seeds, 10.25%, 10/1/13 144A	450,000	484
Tabletop Holdings, 0%, 5/15/14 144A	1,875,000	1,031
Total		**7,512**
Restaurant (1.5%)		
Buffets, Inc., 11.25%, 7/15/10	1,000,000	1,073
Domino's, Inc., 8.25%, 7/1/11, 144A	735,000	787
O'Charleys, Inc., 9.00%, 11/1/13 144A	1,150,000	1,156
Total		**3,016**
Total Foods		**10,528**
Gaming/Lodging/Leisure (8.8%)		
Gaming (4.3%)		
(d)Hollywood Casino Shreveport, 13.00%, 8/1/06	700,000	469
Inn of The Mountain Gods., 12.00%, 11/15/10 144A	1,500,000	1,593
Jacobs Entmt, Inc., 11.875%, 2/01/09	675,000	756
Majestic Star Casino, LLC, 9.50%, 10/15/10 144A	1,500,000	1,538
Poster Financial Group, 8.34%, 12/1/11 144A	750,000	793
Resort Intl. Hotel/Casino, 11.50%, 3/15/09	1,000,000	1,088
River Rock Entertainment, 9.75%, 11/1/11 144A	1,125,000	1,209
Wheeling Island Gaming, 10.125%, 12/15/09	1,125,000	1,193
Total		**8,639**
Leisure (4.1%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	850,000	774
Equinox Holdings LTD. 9.00%, 12/15/09 144A	925,000	955
IMAX Corp., 9.625%, 12/1/10 144A	1,325,000	1,393
Intrawest Corp. 7.50%, 10/15/13 144A	750,000	780
Royal Caribbean Cruises, 6.875%, 12/1/13	1,500,000	1,511
Six Flags, Inc., 8.875%, 2/1/10	1,775,000	1,821
Universal City Development Corp., 11.75%, 4/1/10 144A	875,000	1,024
Total		**8,258**
Lodging (0.4%)		
Host Marriott LP, 7.125%, 11/1/13 144A	750,000	765
Total		**765**
Total Gaming/Lodging/Leisure		**17,662**
Healthcare/Pharmaceuticals (6.8%)		
Ameripath, Inc., 10.50%, 4/1/13	1,400,000	1,490
Biovail Corp., 7.875%, 04/01/10	1,125,000	1,148
General Nutrition Center, 8.50%, 12/1/10 144A	1,750,000	1,793
Genesis HealthCare Corp. 8.00%, 10/15/13 144A	750,000	782
National Nephrology Associates, 9.00%, 11/1/11 144A	1,125,000	1,178

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Healthcare/Pharmaceuticals continued		
Quintiles Transnational, 10.00%, 10/1/13, 144A	1,125,000	1,215
Senior Housing Property Trust, 7.875%, 4/15/15	800,000	840
Service Group International, 7.70%, 4/15/09	650,000	694
Tenet Healthcare Corp., 6.375%, 12/1/11	725,000	696
Tenet Healthcare Corp., 7.375%, 2/1/13	750,000	754
Universal Hospital Services, 10.125%, 11/1/11 144A	750,000	788
Valeant Pharmaceuticals, 7.00%, 12/15/11 144A	1,350,000	1,391
Ventas Realty Ltd. Partnership, 9.00%, 5/1/12	750,000	833
Total Healthcare/ Pharmaceuticals		**13,602**
Media (8.5%)		
Broadcasting (0.7%)		
Granite Broadcasting 9.75%, 12/1/10 144A	1,375,000	1,372
Total		**1,372**
Cable/Satellite (3.0%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	750,000	660
Echostar Corp., 6.375%, 10/1/11 144A	1,500,000	1,537
Insight Midwest, 9.75%, 10/1/09	950,000	1,005
Lodgenet Entertainment, 9.50%, 6/15/13	1,100,000	1,205
MediaCom LLC, 9.50%, 1/15/13	1,500,000	1,589
Total		**5,996**
Publishing (4.8%)		
American Achievement Corp., 11.625%, 1/1/07	700,000	770
American Color Graphics, Inc., 10.00%, 6/15/10 144A	750,000	769
Dex Media West, 9.875%, 8/15/13 144A	1,100,000	1,279
Houghton Mifflin Co., 9.875% 2/1/13	1,150,000	1,265
Mail-Well Corp., 9.625%, 3/15/12	800,000	888
Moore NA Finance, 7.875%, 1/15/11 144A	875,000	991
Primedia, Inc., 7.625%, 4/1/08	1,125,000	1,136
Vertis, Inc., 10.875%, 6/15/09	1,150,000	1,222
Von Hoffman Corp., 10.25%, 3/15/09	750,000	799
Von Hoffman Corp. 10.25%, 03/15/09 144A	375,000	399
Total		**9,518**
Total Media		**16,886**
Real Estate (1.1%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	350,000	396
CBRE Escrow, Inc., 9.75%, 5/15/10 144A	1,000,000	1,110

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Real Estate continued		
LNR Property Corp., 7.25%, 10/15/13 144A	750,000	763
Total Real Estate		**2,269**
Services (1.4%)		
Environmental Services (0.5%)		
MSW Energy Holdings, 8.50%, 9/1/10 144A	925,000	1,008
Total		**1,008**
Services—Other (0.9%)		
Buhrmann US, Inc., 12.25%, 11/1/09	350,000	392
Kindercare Learning Centers, 9.50%, 2/15/09	1,325,000	1,345
Total		**1,737**
Total Services		**2,745**
Telecommunications (4.5%)		
Telecom — Wireless (2.8%)		
ACC Escrow Corp., 10.00%, 8/1/11 144A	1,150,000	1,283
Crown Castle Intl Corp. 7.50%, 12/1/13 144A	375,000	377
Crown Castle Intl Corp., 7.50%, 12/1/13 144A	775,000	779
Nextel Communications, 7.375%, 8/1/15	925,000	994
Nextel Partners, Inc., 12.50%, 11/15/09	775,000	899
Nextel Partners, Inc., 11.00%, 3/15/10	350,000	387
Triton PCS, 8.75%, 11/15/11	925,000	911
Total		**5,630**
Telecom — Wireline (1.7%)		
Cincinnati Bell, Inc. 8.375%, 1/15/14 144A	925,000	994
(d)MCI Communications Corp., 7.75%, 3/23/25	375,000	302
(d)MCI Communications Corp., 7.125%, 6/15/27	1,125,000	906
Qwest Capital Funding, 7.75%, 8/15/06	750,000	776
Qwest Communications INTL. 7.50%, 11/1/08 B	375,000	385
Total		**3,363**
Total Telecommunications		**8,993**
Telephone Communications (0.5%)		
Qwest Communications, Inc., 13.50%, 12/15/10, 144A	795,000	966
Total Telephone Communications		**966**
Transportation (4.6%)		
Airlines (0.6%)		
Continental Airlines Inc., 7.875%, 7/2/18	1,125,000	1,132
Total		**1,132**

Bonds (91.6%)	Shares/ $ Par	Value $ (000's)
Transportation — Rail & Other (4.0%)		
(d)American Commercial LLC, 11.25%, 1/1/08	551,186	61
Laidlaw International, Inc., 10.75%, 6/15/11 144A	1,275,000	1,440
OMI Corp., 7.625%, 12/1/13 144A	1,125,000	1,135
Quality Distrib/QD Cap 9.00%, 11/15/10 144A	575,000	602
Railamerica Transportation Corp., 12.875%, 8/15/10	1,400,000	1,625
Ship Finance Intl LTD. 8.50%, 12/15/13 144A	1,100,000	1,089
Stena AB, 9.625%, 12/1/12	1,075,000	1,212
TFM SA DE C V, 12.50%, 6/15/12	750,000	855
Total		**8,019**
Total Transportation		**9,151**
Utilities (3.5%)		
Aes Corp., 8.75%, 5/15/13 144A	375,000	419
Aes Corp., 9.00%, 5/15/15 144A	900,000	1,017
Calpine Corp., 8.50%, 7/15/10 144A	750,000	731
CMS Energy Corp., 7.75%, 8/1/10 144A	875,000	920
Nevada Power Co., 8.25%, 6/1/11	750,000	818
NRG Energy Inc., 8.00%, 12/15/13 144A	1,700,000	1,787
Reliant Resources, Inc., 9.50%, 7/15/13 144A	1,150,000	1,231
Total Utilities		**6,923**
Total Bonds (Cost: $171,895)		**182,680**

Preferred Stock (1.3%)	Shares/ $ Par	Value $ (000's)
Media (1.3%)		
Cable/Satellite (1.3%)		
CSC Holdings, Inc.—Series H	15,250	1,586
CSC Holdings, Inc.,—Series M	8,708	914
NTL Europe, Inc., 10.00%, 1/10/23	25	0
Total Media		**2,500**
Telecommunications (0.0%)		
Telecom — Wireless (0.0%)		
Intermedia Communications, Inc.	1	0
Total Telecommunications		**0**
Transportation (0.0%)		
Rail & Other (0.0%)		
American Commercial Lines LLC	4,948	1
Total Transportation		**1**
Total Preferred Stock (Cost: $2,836)		**2,501**

Common Stocks and Warrants (0.1%)	Shares/ $ Par	Value $ (000's)
Gaming/Lodging/Leisure (0.0%)		
*La Quinta Corp.	11,117	71
Total Gaming/Lodging/Leisure		**71**
Media (0.0%)		
Cable/Satellite (0.0%)		
NTL Europe, Inc.	10	0
NTL, Inc.	12	0
Total Media		**0**
Telecommunications (0.0%)		
Telecom — Wireless (0.0%)		
American Tower Corporation — Warrants	2,900	36
Horizon PCS, Inc. — Warrant 144A	2,000	0
IWO Holdings, Inc. 144A	1,150	0
Total Telecommunications		**36**
Transportation (0.1%)		
Rail & Other (0.1%)		
Railamerica Transportation Corp.	1,400	82
Total Transportation		**$ 82**
Total Common Stocks and Warrants (Cost: $456)		**189**

Money Market Investment (5.5%)	Shares/ $ Par	Value $ (000's)
Autos (4.0%)		
Toyota Motor Credit Corp., 0.99%, 2/12/04	8,000,000	7,990
Total Autos		**7,990**
Banks (1.5%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	3,000,000	3,000
Total Banks		**3,000**
Total Money Market Investment (Cost: $10,990)		**10,990**
Total Investments (98.5%) (Cost $186,177)(a)		**196,360**
Other Assets, Less Liabilities (1.5%)		**3,011**
Total Net Assets (100.0%)		**199,371**

* Non-Income Producing

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $186,177 and the net unrealized appreciation of investments based on that cost was $10,183 which is comprised of $11,645 aggregate gross unrealized appreciations and $1,462 aggregate gross unrealized depreciation.

(c) PIK — Payment In Kind

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements

Select Bond Portfolio

Objective:
A stable and relatively high level of long-term total return and preservation of capital

Portfolio Strategy:
Invest in high grade corporate bonds, U.S. government bonds and bonds of government agencies.

Net Assets:
$621 million

The Select Bond Portfolio invests primarily in high quality debt securities, mainly government bonds, corporate bonds and mortgage-backed securities. Exposure to market sectors is adjusted as yield spreads change among the various classes of securities. Duration and maturities are altered with adjustments in recognition or anticipation of interest rate changes.

After outperforming the stock market for three consecutive years, the bond market provided positive returns in 2003, but significantly less than the stock market. Total return of the Merrill Lynch Domestic Master Index (a broadly-based bond index) was 4.12% for the year. The Select Bond Portfolio outperformed the Index, with a return of 5.49%. Because the Merrill Lynch Domestic Master Index is an unmanaged index, its return does not reflect the deduction of fees that exist with a managed portfolio.

The Portfolio's superior performance resulted mainly from favorable moves with regard to duration. There was a modest net increase in interest rates over the course of 2003; rates fell during the summer months, then rose in the fourth quarter more than they had fallen in prior months. We were able to take advantage of these rate movements, lengthening duration in advance of the drop in rates, and then reducing it somewhat before rates rose again.

This favorable performance was partially offset by an unfavorable mix of securities, specifically a high quality portfolio at a time when riskier bonds were performing better. During 2003 the market was driven mainly by liquidity, rather than fundamentals. As investors sought yields in a low interest rate environment, high yield bonds were bid up, outperforming investment grade corporate bonds. An improving economy gave further impetus to the high yield market, as high yield issuers encountered an easier operating environment. Throughout the year, the Select Bond Portfolio was underweighted in corporate bonds, particularly high yield bonds and lower quality investment grade corporate bonds.

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03
Select Bond Portfolio
Merrill Lynch Domestic Master Index

Average Annual Total Return
For Periods Ended December 31, 2003

	1 Year	5 Years	10 Years
Select Bond Portfolio	5.49%	7.32%	7.15%
Merrill Lynch Domestic Master Index	4.12%	6.62%	6.98%

Since the Portfolio invests broadly in U.S. Government, mortgage and corporate bonds, a useful basis for comparing returns is the Merrill Lynch Domestic Master Index. The index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities. The index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 12/31/93. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Percentage Holdings

12/31/03



Government and Agency Bonds 60%
27% Corporate Bonds
Mortgage-Backed and Asset-Backed Securities 8%
Short-Term Investments & Other Net Assets 5%

Percentage Holdings are based on Net Assets.
Percentage Holdings are subject to change.

The Corporate Bonds sector includes bonds of companies headquartered outside the United States. The Government and Government Agencies category includes taxable bonds of domestic and foreign governments. Consistent with the Portfolio's stated parameters, no more than 10% of the Portfolio is invested in foreign securities, and no more than 10% is invested in high-yield securities.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2003

Revenue Bonds (0.4%)	Shares/ $ Par	Value $ (000's)
Municipal Bond — Revenue (0.4%)		
Nashville And Davidson County, Tennessee Health And Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21	6,500,000	2,704
Total Revenue Bonds (Cost: $2,721)		**2,704**

Corporate Bonds (26.9%)	Shares/ $ Par	Value $ (000's)
Aerospace-Defense (0.8%)		
Lockheed Martin Corp., 8.20%, 12/1/09	3,850,000	4,675
Total		**4,675**
Auto Related (2.1%)		
American Honda Finance, 3.85%, 11/6/08 144A	4,120,000	4,149
Toyota Motor Credit Corp., 2.875%, 8/1/08	1,190,000	1,168
Toyota Motor Credit Corp., 4.35%, 12/15/10	3,180,000	3,223
Toyota Motor Credit Corp., 5.65%, 1/15/07	4,000,000	4,408
Total		**12,948**
Beverages, Malt Beverages (2.6%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,200,000	4,624
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	378,000	452
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	5,000,000	5,364
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	1,500,000	1,610
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	4,000,000	4,371
Total		**16,421**
Broad Woven Fabric Mills, Manmade (0.1%)		
(d)Polysindo International Finance, 11.375%, 6/15/06	4,200,000	378
Total		**378**
Commercial Banks (3.2%)		
Bank of America Corp., 4.875%, 1/15/13	820,000	819
Bank of America Corp., 7.40%, 1/15/11	1,133,000	1,329
Bank One Corp., 5.25%, 1/30/13	4,000,000	4,104
HBOS Treasury Services, 3.75%, 9/30/08	4,100,000	4,102
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	3,700,000	3,705
RBS Capital Trust II, 6.425%, 1/3/34	5,320,000	5,376
Unionbancal Corp., 5.25%, 12/16/13	500,000	505
Total		**19,940**
Commercial Physical Research (0.8%)		
Monsanto Co., 7.375%, 8/15/12	4,100,000	4,679
Total		**4,679**
Crude Petroleum and Natural Gas (0.5%)		
Occidental Petroleum, 8.45%, 2/15/29	1,430,000	1,875
Occidental Petroleum, 10.125%, 9/15/09	1,000,000	1,289
Total		**3,164**
Data Processing and Preparation (0.6%)		
Fiserv, Inc., 4.00%, 4/15/08	1,000,000	995
GTECH Holdings Corp., 4.75%, 10/15/10 144A	2,550,000	2,578
Total		**3,573**
Electrical Equipment and Supplies (0.7%)		
Cooper Industries, Inc., 5.50%, 11/1/09	4,000,000	4,302
Total		**4,302**
Fire, Marine and Casualty Insurance (2.5%)		
Berkley (WR) Corp., 5.875%, 2/15/13	2,750,000	2,809
Berkley (WR) Corp., 9.875%, 5/15/08	2,860,000	3,486
Progressive Corp., 6.25%, 12/1/32	4,215,000	4,400
Progressive Corp., 6.375%, 1/15/12	1,415,000	1,560
Travelers Property Casualty Corp., 6.375%, 3/15/33	3,300,000	3,441
Total		**15,696**
Measuring and Controlling Devices (0.4%)		
Rockwell Automation, Inc., 6.70%, 1/15/28	2,280,000	2,497
Total		**2,497**
Miscellaneous Manufacturing Industries (0.2%)		
Textron Financial Corp., 2.75%, 6/1/06	1,300,000	1,297
Total		**1,297**
Motors and Generators (0.2%)		
Emerson Electric Co., 4.50%, 5/1/13	655,000	639
Emerson Electric Co., 5.75%, 11/1/11	796,000	858
Total		**1,497**
Office Machines (0.4%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	2,250,000	2,459
Total		**2,459**
Oil and Gas Extraction (0.8%)		
Chevrontexaco Corp., 6.625%, 10/1/04	4,500,000	4,674
Total		**4,674**
Pharmaceutical Preparations (3.3%)		
Johnson & Johnson, Inc., 3.80%, 5/15/13	2,900,000	2,738

Corporate Bonds (26.9%)	Shares/ $ Par	Value $ (000's)
Pharmaceutical Preparations continued		
Johnson & Johnson, Inc., 4.95%, 5/15/33	3,300,000	3,001
Johnson & Johnson, Inc., 6.625%, 9/1/09	2,750,000	3,173
Johnson & Johnson, Inc., 6.95%, 9/1/29	2,200,000	2,608
Merck & Co., Inc. 5.95%, 12/1/28	4,841,000	5,015
Merck & Co., Inc., 6.40%, 3/1/28	1,100,000	1,209
Pfizer, Inc., 5.625%, 2/1/06	1,875,000	2,007
Pfizer Inc., 5.625%, 4/15/09	1,100,000	1,195
Total		**20,946**
Property & Casualty Insurance (1.1%)		
Berkshire Hathaway, Inc., 4.625%, 10/15/13 144A	6,880,000	6,764
Total		**6,764**
Radio, TV Electronic Stores (1.1%)		
RadioShack Corp., 6.95%, 9/1/07	1,500,000	1,687
RadioShack Corp., 7.375%, 5/15/11	4,885,000	5,637
Total		**7,324**
Real Estate Investment Trusts (0.4%)		
Vornado Realty Trust, 4.75%, 12/1/10	2,520,000	2,520
Total		**2,520**
Retail — Retail Stores (3.5%)		
Estee Lauder, Inc., 5.75%, 10/15/33	5,400,000	5,324
Fortune Brands, Inc., 4.875%, 12/1/13	1,370,000	1,373
The Gillette Co., 2.50%, 6/1/08	3,300,000	3,177
Limited Brands, Inc., 6.125%, 12/1/12	1,040,000	1,115
Limited Brands, Inc., 6.95%, 3/1/33	4,526,000	4,922
Office Depot, 6.25%, 8/15/13	3,357,000	3,525
VF Corp., 6.00%, 10/15/33 144A	2,850,000	2,818
Total		**22,254**
Savings Institutions Except Federal (0.4%)		
U.S. Central Credit Union, 5/30/08, 2.75%	2,600,000	2,511
Total		**2,511**
Steel Wire and Related Products (0.6%)		
Hubbell, Inc., 6.375%, 5/15/12	3,200,000	3,461
Total		**3,461**
Wines and Distilled Beverages (0.6%)		
Brown Forman Corp., 3.00%, 3/15/08	3,500,000	3,426
Total		**3,426**
Total Corporate Bonds (Cost: $165,255)		**167,406**

Government (Domestic and Foreign) and Agency Bonds (60.1%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (60.1%)		
Aid-Israel, 0.00%, 11/1/24	8,900,000	2,682
Aid-Israel, 5.50%, 3/18/33	3,700,000	3,726
Federal Home Loan Bank, 5.54%, 1/8/09	3,700,000	4,036
Federal Government and Agencies continued		
Federal Home Loan Mortgage Corp., 7.50%, 10/1/27	939,476	1,012
Federal National Mortgage Association, 5.97%, 10/1/08	3,608,688	3,926
Federal National Mortgage Association, 6.22%, 2/1/06	1,781,805	1,883
Federal National Mortgage Association, 6.24%, 1/1/06	5,018,303	5,286
Federal National Mortgage Association, 6.265%, 10/1/08	2,804,619	3,073
Federal National Mortgage Association, 6.36%, 4/1/08	3,489,816	3,824
Federal National Mortgage Association, 6.39%, 4/1/08	1,324,343	1,452
Federal National Mortgage Association, 6.75%, 4/25/18	1,878,813	2,011
Federal National Mortgage Association, 6.75%, 12/25/23	1,875,971	1,931
Federal National Mortgage Association, 7.36%, 4/1/11	2,891,955	3,346
Federal National Mortgage Association, 11.00%, 12/1/12	22,613	26
Federal National Mortgage Association, 11.00%, 9/1/17	105,488	120
Federal National Mortgage Association, 11.00%, 12/1/17	22,387	26
Federal National Mortgage Association, 11.00%, 2/1/18	48,238	55
Federal National Mortgage Association, 11.50%, 4/1/18	31,260	36
Federal National Mortgage Association, 12.00%, 9/1/12	164,001	187
Federal National Mortgage Association, 12.00%, 12/1/12	47,322	55
Federal National Mortgage Association, 12.00%, 9/1/17	39,078	45
Federal National Mortgage Association, 12.00%, 10/1/17	30,535	35
Federal National Mortgage Association, 12.00%, 12/1/17	24,132	28
Federal National Mortgage Association, 12.00%, 2/1/18	55,349	64
Federal National Mortgage Association, 12.25%, 1/1/18	38,747	45
Federal National Mortgage Association, 12.50%, 4/1/18	13,081	15
Federal National Mortgage Association, 13.00%, 11/1/12	28,182	33
Federal National Mortgage Association, 13.00%, 11/1/17	22,006	26
Federal National Mortgage Association, 13.00%, 12/1/17	15,918	19
Federal National Mortgage Association, 13.00%, 2/1/18	69,206	82
Federal National Mortgage Association, 14.00%, 12/1/17	16,639	20
Government National Mortgage Association, 5.50%, 10/15/31	123,829	126
Government National Mortgage Association, 5.50%, 11/15/31	26,002	26

Government (Domestic and Foreign) and Agency Bonds (60.1%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 5.50%, 12/15/31	667,871	679
Government National Mortgage Association, 5.50%, 1/15/32	879,923	896
Government National Mortgage Association, 5.50%, 2/15/32	378,312	385
Government National Mortgage Association, 5.50%, 3/15/32	604,437	614
Government National Mortgage Association, 5.50%, 4/15/32	34,859	35
Government National Mortgage Association, 5.50%, 7/15/32	64,627	66
Government National Mortgage Association, 5.50%, 9/15/32	11,311,234	11,512
Government National Mortgage Association, 7.00%, 5/15/23	58,090	62
Government National Mortgage Association, 7.50%, 4/15/22	36,185	39
Government National Mortgage Association, 7.50%, 10/15/23	114,631	124
Government National Mortgage Association, 7.50%, 11/15/25	2,009	2
Government National Mortgage Association, 7.50%, 5/15/26	2,873	3
Government National Mortgage Association, 7.50%, 1/15/27	42,473	46
Government National Mortgage Association, 7.50%, 2/15/27	48,706	52
Government National Mortgage Association, 7.50%, 3/15/27	11,403	12
Government National Mortgage Association, 7.50%, 4/15/27	10,863	12
Government National Mortgage Association, 7.50%, 8/15/27	1,185	1
Government National Mortgage Association, 7.50%, 6/15/28	57,905	62
Government National Mortgage Association, 8.00%, 1/15/26	61,292	67
Government National Mortgage Association, 8.00%, 2/15/26	102,774	112
Government National Mortgage Association, 8.00%, 8/15/26	121,064	132
Government National Mortgage Association, 8.00%, 9/15/26	45,158	49
Government National Mortgage Association, 8.00%, 12/15/26	16,545	18
Government National Mortgage Association, 8.00%, 1/15/27	34,245	37
Government National Mortgage Association, 8.00%, 3/15/27	92,783	101
Government National Mortgage Association, 8.00%, 4/15/27	248,536	271
Government National Mortgage Association, 8.00%, 6/15/27	67,549	74
Government National Mortgage Association, 8.00%, 7/15/27	41,162	45
Government National Mortgage Association, 8.00%, 8/15/27	80,930	88
Government National Mortgage Association, 8.00%, 9/15/27	57,088	62

Government (Domestic and Foreign) and Agency Bonds (60.1%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.50%, 9/15/21	5,789	6
Government National Mortgage Association, 8.50%, 3/15/23	389	0
Government National Mortgage Association, 8.50%, 6/15/24	18,494	20
Government National Mortgage Association, 8.50%, 7/15/24	25,190	28
Government National Mortgage Association, 8.50%, 11/15/24	72,275	80
Government National Mortgage Association, 8.50%, 2/15/25	15,693	17
Government National Mortgage Association, 11.00%, 1/15/18	1,211,276	1,369
Government National Mortgage Association, TBA, 4.50%, 1/1/34	41,705,455	39,869
Government National Mortgage Association, TBA, 5.00%, 1/1/34	11,000,000	10,887
Housing & Urban Development, 6.08%, 8/1/13	4,000,000	4,403
Housing & Urban Development, 6.17%, 8/1/14	3,000,000	3,317
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	391,871	392
State of Israel, 7.25%, 12/15/28	3,465,000	3,747
US Treasury, 1.125%, 6/30/05	1,225,000	1,218
US Treasury, 1.625%, 3/31/05	2,830,000	2,840
US Treasury, 1.625%, 4/30/05	1,770,000	1,775
US Treasury, 1.625%, 9/30/05	2,135,000	2,134
US Treasury, 1.75%, 12/31/04	2,000,000	2,010
US Treasury, 2.00%, 5/15/06	1,850,000	1,850
US Treasury, 2.375%, 8/15/06	2,625,000	2,639
US Treasury, 2.625%, 5/15/08	9,495,000	9,352
US Treasury, 3.00%, 11/15/07	14,510,000	14,635
US Treasury, 3.00%, 2/15/08	39,145,000	39,328
US Treasury, 3.125%, 9/15/08	1,085,000	1,084
US Treasury, 3.25%, 5/31/04	25,000,000	25,230
US Treasury, 3.25%, 8/15/07	960,000	979
US Treasury, 3.50%, 11/15/06	34,000	35
US Treasury, 3.375%, 11/15/08	1,915,000	1,930
US Treasury, 3.625%, 5/15/13	10,792,000	10,373
US Treasury, 3.875%, 2/15/13	1,090,000	1,067
US Treasury, 4.00%, 11/15/12	5,065,000	5,016
US Treasury, 4.25%, 8/15/13	5,422,000	5,429
US Treasury, 4.375%, 5/15/07	2,096,000	2,220
US Treasury, 5.375%, 2/15/31	6,970,000	7,269
US Treasury, 6.50%, 5/15/05	50,470,000	53,941
US Treasury, 6.50%, 2/15/10	2,800,000	3,254
US Treasury Inflation Index Bond, 3.375%, 1/15/07	14,692,127	15,916
US Treasury Inflation Index Bond, 3.625%, 1/15/08	27,254,808	30,143
US Treasury Inflation Index Bond, 3.875%, 4/15/29	4,895,447	6,343
US Treasury Stripped, 0.00%, 5/15/30	25,820,000	6,189
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $365,379)		**373,249**

Mortgage-Backed and Asset Backed Securities (7.9%)	Shares/ $ Par	Value $ (000's)
Asset-Backed Securities (CMO'S) (0.4%)		
The Equitable Life Assurance Society, Series 174, Class C1, 7.52%, 5/15/06 144A	2,000,000	2,205
Total		**2,205**
Autos (0.0%)		
Fleetwood Credit Corp. Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	165,256	166
Total		**166**
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	284,017	294
Total		**294**
Commercial Mortgages (5.9%)		
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.37%, 2/14/43 IO	10,890,001	598
Chase Commercial Mortgage Securities Corp., Series 1997-1, Class B, 7.37%, 4/19/07	1,000,000	1,128
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	5,000,000	5,495
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,000,000	2,220
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,000,000	2,181
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/29 144A	1,288,714	1,420
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/29 144A	1,500,000	1,681
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	3,000,000	3,078
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	4,000,000	3,923
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	109,832,199	3,355
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	85,459,591	1,602
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	9,426,901	365
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.29%, 2/20/27	4,873,432	5,181
Commercial Mortgages continued		
Nomura Asset Securities Corp., Series 1998-D6, Class A2, 6.99%, 3/15/30	2,800,000	3,254
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	961
Total		**36,442**
Credit Card Asset Backed (0.0%)		
(d)Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	1,102,667	1
Total		**1**
Franchise Loan Receivables (0.1%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	23,719,960	735
Total		**735**
Home Equity Loans (0.1%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	476,514	480
Total		**480**
Mobil Home Dealers (0.1%)		
Mid-State Trust, Series 6, Class A3, 7.54%, 7/1/35	676,775	704
Total		**704**
Residential Mortgages (0.1%)		
Blackrock Capital Finance L.P., Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,273,741	205
Blackrock Capital Finance L.P., Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	2,922,934	175
Total		**380**
Retail — Retail Stores (1.2%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.39%, 1/20/17	6,355,929	7,369
Total		**7,369**
Total Mortgage-Backed and Asset Backed Securities (Cost: $53,248)		**48,776**
Money Market Investments (22.3%)		
Agricultural Services (0.8%)		
(b)Cargill, Inc., 1.01%, 1/7/04	5,000,000	4,999
Total		**4,999**
Asset-Backed Securities (CMO'S) (1.6%)		
(b)Fcar Owner Trust I, 1.08%, 1/9/04	5,000,000	4,999
(b)Sheffield Receivables, 1.09%, 1/7/04	5,000,000	4,999
Total		**9,998**

Money Market Investments (22.3%)	Shares/ $ Par	Value $ (000's)
Auto Related (0.8%)		
(b)Toyota Motor Credit Corp, 1.05%, 2/10/04	5,000,000	4,994
Total		**4,994**
Automobiles And Other Motor Vehicles (0.8%)		
(b)Daimler Chrysler Auto, 1.07%, 2/17/04	5,000,000	4,993
Total		**4,993**
Banks (0.8%)		
UBS Finance Delaware LLC, 1.07%, 4/1/04	5,000,000	5,000
Total		**5,000**
Electrical Equipment and Supplies (0.8%)		
(b)General Electric Capital, 1.09%, 1/21/04	5,000,000	4,997
Total		**4,997**
Federal Government and Agencies (2.5%)		
(b)Federal Home Loan Bank, 1.04%, 2/4/04	5,000,000	4,995
(b)Federal National Mortgage Association, 0.80%, 1/2/04	9,220,000	9,220
(b)Federal National Mortgage Association, 1.065%, 2/4/04	1,600,000	1,598
Total		**15,813**
Finance Services (4.9%)		
(b)American General, 1.15%, 1/15/04	5,000,000	4,998
(b)Citicorp, 1.07%, 1/29/04	5,000,000	4,996
(b)Preferred Receivable Funding, 1.08%, 1/12/04	5,000,000	4,998
(b)Receivable Capital Trust, 1.08%, 1/20/04	5,000,000	4,997
(b)Thunder Bay Funding, Inc., 1.09%, 2/2/04	5,000,000	4,995
Windmill Funding Corp., 1.08%, 1/13/04	5,000,000	4,999
Total		**29,983**
Miscellaneous Business Credit Institutions (2.1%)		
(b)John Deere Capital Corp., 1.20%, 1/12/04	3,000,000	2,999
(b)National Rural Utility, 1.09%, 1/20/04	5,000,000	4,997
Unilever Capital, 1.03%, 1/12/04	5,000,000	4,998
Total		**12,994**
Personal Credit Institutions (2.4%)		
(b)CXC, Inc., 1.05%, 2/19/04	5,000,000	4,993
(b)Delaware Funding, 1.09%, 1/12/04	5,000,000	4,998
(b)Nestle Capital Corp, 1.04%, 1/12/04	5,000,000	4,999
Total		**14,990**
Petroleum Refining (1.6%)		
(b)Chevrontexaco Funding Corp, 1.03%, 1/15/04	5,000,000	4,998
(b)Du Pont EI De Nemours Co., 1.05%, 2/4/04	5,000,000	4,995
Total		**9,993**
Security Brokers and Dealers (0.8%)		
(b)Morgan Stanley Dean Witter, 1.09%, 1/23/04	5,000,000	4,997
Total		**4,997**
Short Term Business Credit (2.4%)		
(b)American Express Credit, 1.05%, 1/6/04	5,000,000	4,999
(b)Old Line Funding Corp., 1.09%, 1/9/04	5,000,000	4,999
Transamerica Financial, 1.08%, 1/15/04	5,000,000	4,998
Total		**14,996**
Total Money Market Investments (Cost: $138,733)		**138,747**
Total Investments (117.6%) (Cost $725,336)(a)		**730,882**
Other Assets, Less Liabilities (-17.6%)		**(109,557)**
Total Net Assets (100.0%)		**621,325**

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

(a) At 12/31/03 the aggregate cost of securities for federal tax purposes was $733,229 and the net unrealized depreciation of investments based on that cost was $2,347 which is comprised of $11,902 aggregate gross unrealized appreciations and $14,249 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
US Long Bond (CBT) Commodity Future (Total Notional Value at 12/31/03 $64,359)	600	03/04	$1,228

(d) Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements.

Money Market Portfolio

Objective:
Maximum current income consistent with liquidity and stability of capital

Portfolio Strategy:
Achieve stability of capital by investing in short-term debt securities.

Net Assets:
$400 million

The Money Market Portfolio, which invests only in high quality commercial paper and other short-term debt securities with maturities generally not exceeding one year, is the least risky of the Portfolios, providing a moderate return in line with prevailing short-term interest rates. In 2003, short-term interest rates were at their lowest levels in many years. Accordingly, return from the Money Market Portfolio was 1.23% for the 12 months ending December 2003.

During this period the Portfolio's manager voluntarily waived the management fee at the annual rate of 0.30%. The returns from the Portfolio would have been lower without the fee waiver. The fee waiver may be terminated without notice at the discretion of the manager.

The main determinant of returns from the Money Market Portfolio is short-term interest rates in general. In an effort to stimulate economic growth, the Federal Reserve has been reducing short term rates since January 2001. The most recent rate cut occurred on June 25, 2003, when the Federal Funds rate was reduced by 25 basis points to 1.00%. Although the market had anticipated a cut of 50 basis points, the Money Market Portfolio correctly predicted this smaller cut and was positioned to take advantage of it.

After June, there were no further significant changes in short-term rates through the end of 2003. Management of a short-term portfolio was made more challenging by a lack of issuance of short-term paper because rating agencies were pressuring corporate issuers to strengthen their financial position by lengthening the duration of their debt.

At the end of 2003, the Portfolio was positioned neutrally, anticipating no further rate changes in the immediate future.

AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE SO IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2003

Money Market Investment (94.7%)	Shares/ $ Par	Value $ (000's)
Agricultural Chemicals (1.3%)		
Cargill, Inc., 1.07%, 2/11/04	5,180,000	5,174
Total		**5,174**
Autos (13.7%)		
Daimler Chrysler Auto, 1.07%, 2/17/04	5,000,000	4,993
Daimler Chrysler Auto, 1.08%, 2/25/04	12,000,000	11,980
Fcar Owner Trust I, 1.09%, 2/3/04	4,300,000	4,296
Fcar Owner Trust I, 1.11%, 2/9/04	7,000,000	6,992
New Center Asset Trust, 1.09%, 2/5/04	12,000,000	11,986
Toyota Motor Credit Corp, 1.05%, 1/22/04	8,570,000	8,565
Toyota Motor Credit Corp., 0.99%, 2/12/04	6,000,000	5,993
Total		**54,805**
Banks (7.1%)		
UBS Finance Delaware LLC, 0.95%, 1/2/04	2,170,000	2,170
UBS Finance Delaware LLC, 1.07%, 4/1/04	14,280,000	14,241
Wells Fargo Bank, 1.05%, 2/27/04	12,000,000	12,000
Total		**28,411**
Federal Government and Agencies (8.8%)		
Federal Home Loan Bank, 1.06%, 3/10/04	13,110,000	13,083
Federal Home Loan Mortgage Co., 1.045%, 3/25/04	7,000,000	6,983
Federal National Mortgage Association, 1.06%, 1/20/04	7,500,000	7,496
Federal National Mortgage Association, 1.08%, 3/8/04	7,500,000	7,485
Total		**35,047**
Finance Lessors (13.3%)		
Delaware Funding, 1.08%, 1/20/04	5,100,000	5,097
Delaware Funding, 1.08%, 1/26/04	8,310,000	8,304
Receivable Capital Trust, 1.08%, 1/15/04	12,000,000	11,996
Thunder Bay Funding, Inc., 1.08%, 1/20/04	8,900,000	8,895
Thunder Bay Funding, Inc., 1.08%, 2/11/04	7,000,000	6,991
Windmill Funding Corp., 1.09%, 2/2/04	12,000,000	11,988
Total		**53,271**

Money Market Investment (94.7%)	Shares/ $ Par	Value $ (000's)
Finance Services (5.3%)		
Ciesco LP, 1.075%, 2/11/04	9,525,000	9,513
Preferred Receivable Funding, 1.09%, 1/26/04	11,500,000	11,492
Total		**21,005**
Flavoring Extracts and Syrups (3.0%)		
Coca-Cola Co, 1.09%, 3/16/04	12,000,000	11,973
Total		**11,973**
Miscellaneous Business Credit Institutions (7.5%)		
Catepillar Financial Svc, 1.3231%, 6/1/04	4,000,000	4,000
General Electric, 1.25%, 7/9/07	5,000,000	5,000
General Electric Capital, 1.12%, 2/17/04	7,000,000	6,990
John Deere Capital Corp., 1.21%, 1/13/04	4,000,000	3,998
Paccar Financial Corp, 1.06%, 3/25/04	10,000,000	9,975
Total		**29,963**
Personal Credit Institutions (10.0%)		
American Express Credit, 1.08%, 4/1/04	10,375,000	10,346
American General, 1.15%, 1/12/04	7,025,000	7,023
American General, 1.15%, 1/29/04	5,000,000	4,996
Associates Corp, 1.27%, 6/26/04	5,000,000	5,000
Household Finance Corp, 1.52%, 5/28/04	5,500,000	5,507
Household Finance Corp., 1.09%, 1/15/04	7,000,000	6,997
Total		**39,869**
Pharmaceutical Preparations (1.6%)		
Pfizer, Inc., 1.05%, 2/9/04	6,480,000	6,473
Total		**6,473**
Security Brokers and Dealers (6.2%)		
Citigroup Global Markets, 1.07%, 1/15/04	12,500,000	12,494
Morgan Stanley Dean Witter, 1.09%, 1/23/04	12,500,000	12,492
Total		**24,986**
Short Term Business Credit (13.9%)		
Cxc Inc., 1.08%, 1/9/04	5,680,000	5,679
Cxc Inc., 1.09%, 2/24/04	8,470,000	8,456
Old Line Funding corp., 1.08%, 2/5/04	9,990,000	9,980
Old Line Funding corp., 1.09%, 2/9/04	5,196,000	5,190

Money Market Investment (94.7%)	Shares/ $ Par	Value $ (000's)
Short Term Business Credit continued		
Sheffield Receivables, 1.1%, 1/13/04	8,470,000	8,467
Sheffield Receivables, 1.08%, 2/17/04	6,000,000	5,992
Transamerica Financial, 1.07%, 1/16/04	11,735,000	11,729
Total		55,493
Utilities (3.0%)		
National Rural Utility, 1.08%, 1/13/04	6,000,000	5,997
National Rural Utility, 1.07%, 1/26/04	6,000,000	5,996
Total		**11,993**
Total Money Market Investment (Cost: $378,463)		**378,463**

Government (Domestic and Foreign) and Agency Bonds (5.5%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (5.5%)		
Freddie Mac, 1.52%, 11/19/04	7,000,000	7,000
US Treasury, 3.00%, 1/31/04	15,000,000	15,022
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $22,022)		**22,022**
Total Investments (100.2%) (Cost $400,485)(a)		**400,485**
Other Assets, Less Liabilities (-0.2%)		**(612)**
Total Net Assets (100.0%)		**399,873**

(a) Also represents cost for federal income tax purposes.

The Accompanying Notes are an Integral Part of the Financial Statements



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave.
Suite 1500
Milwaukee WI 53202
Telephone (414) 212-1600
Facsimile (414) 212-1880

Report of Independent Auditors

To the Shareholders and Board of Directors of
Northwestern Mutual Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio (constituting Northwestern Mutual Series Fund, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of each of their operations, the changes in each of their net assets and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 29, 2004

Northwestern Mutual Series Fund, Inc.

December 31, 2003
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio	Index 400 Stock Portfolio
Assets							
Investments, at value (1)	$ 366,600	$ 121,771	$1,186,836	$ 66,287	$ 795,651	$ 43,963	$342,532
Cash	20	402	—	129	106	77	—
Due From Sale of Securities	4,966	749	6,468	329	—	33	—
Due From Sale of Foreign Currency	—	—	—	181	713	—	—
Futures Variation Margin	—	—	—	—	—	—	—
Dividends and Interest Receivables	50	115	269	11	1,144	58	206
Total Assets	371,636	123,037	1,193,573	66,937	797,614	44,131	342,738
Liabilities							
Due on Purchase of Securities and Securities Lending Collateral	4,745	988	5,467	—	709	—	55
Due on Purchase of Foreign Currency	—	—	—	188	713	—	—
Due to Investment Advisor	183	91	553	31	433	32	76
Accrued Expenses	15	14	11	28	52	8	16
Futures Variation Margin	81	—	—	—	—	—	91
Total Liabilities	5,024	1,093	6,031	247	1,907	40	238
Net Assets	$ 366,612	$ 121,944	$1,187,542	$ 66,690	$ 795,707	$ 44,091	$342,500
Represented By:							
Aggregate Paid in Capital (2), (3)	$ 340,672	$ 99,314	$1,205,285	$ 56,676	$ 762,163	$ 34,984	$295,957
Undistributed Net Investment Income (Loss)	—	525	—	(53)	14,368	15	2,436
Undistributed Accumulated Net Realized Gain (Loss) on Investments	(27,655)	1,761	(215,847)	(5,518)	(122,339)	85	(997)
Net Unrealized Appreciation (Depreciation) of:							
Investment Securities	53,674	20,344	198,104	15,580	141,408	9,007	44,667
Futures Contracts	(79)	—	—	—	—	—	437
Foreign Currency Transactions	—	—	—	5	107	—	—
Net Assets for Shares Outstanding (2)	$ 366,612	$ 121,944	$1,187,542	$ 66,690	$ 795,707	$ 44,091	$342,500
Net Asset Value, Offering and Redemption Price per Share	$ 1.94	$ 1.29	$ 2.72	$ 1.09	$ 1.41	$ 1.32	$ 1.28
(1) Investments, at cost	$ 312,926	$ 101,427	$ 988,732	$ 50,707	$ 654,243	$ 34,956	$297,865
(2) Shares Outstanding	189,328	94,705	436,252	61,120	563,712	33,520	268,604
(3) Shares authorized, $.01 par value	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 40,300	$ 662,899	$ 449,388	$ 136,009	$ 47,301	$1,756,416	$ 130,922	$3,003,621	$ 196,360	$ 730,882	$ 400,485
200	—	—	272	219	—	414	—	—	—	—
—	3,018	1,972	212	58	—	324	—	300	—	—
—	—	—	—	—	—	56	—	—	—	—
—	23	—	—	—	77	29	1,075	—	75	—
12	494	423	283	122	2,305	568	13,193	3,140	5,524	225
40,512	666,434	451,783	136,776	47,700	1,758,798	132,313	3,017,889	199,800	736,481	400,710
3,747	304	4,050	589	—	2,351	1,718	125,630	331	114,987	837
—	—	—	—	—	—	—	—	—	—	—
28	250	172	78	25	308	69	771	85	169	—
7	9	7	10	11	19	48	—	13	—	—
—	—	—	—	—	—	—	—	—	—	—
3,782	563	4,229	677	36	2,678	1,835	126,401	429	115,156	837
$ 36,730	$ 665,871	$ 447,554	$ 136,099	$ 47,664	$1,756,120	$ 130,478	$2,891,488	$ 199,371	$ 621,325	$ 399,873
$ 31,203	$ 677,386	$ 571,511	$ 121,585	$ 40,817	$1,348,313	$ 119,038	$2,149,989	$ 251,142	$ 580,676	$ 399,873
—	4,542	4,200	19	4	23,815	(26)	72,758	14,473	25,295	—
(111)	(96,110)	(166,183)	(3,679)	192	14,162	(1,323)	78,577	(76,427)	8,580	—
5,638	79,727	38,026	18,174	6,651	368,739	12,358	574,335	10,183	5,546	—
—	326	—	—	—	1,091	429	15,829	—	1,228	—
—	—	—	—	—	—	2	—	—	—	—
$ 36,730	$ 665,871	$ 447,554	$ 136,099	$ 47,664	$1,756,120	$ 130,478	$2,891,488	$ 199,371	$ 621,325	$ 399,873
$ 1.20	$ 1.87	$ 1.07	$ 1.00	$ 1.22	$ 2.72	$ 1.02	$ 1.85	$ 0.73	$ 1.26	$ 1.00
$ 34,662	$ 583,172	$ 411,362	$ 117,835	$ 40,650	$1,387,677	$ 118,564	$2,429,286	$ 186,177	$ 725,336	$ 400,485
30,705	355,603	419,669	135,480	39,108	644,531	128,181	1,562,349	274,977	492,394	399,893
2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	3,000,000	2,000,000	1,000,000	2,000,000

Northwestern Mutual Series Fund, Inc.

For the Year Ended December 31, 2003
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio (a)	Index 400 Stock Portfolio
Investment Income							
Income							
Interest	$ 320	$ 37	$ 1,097	$ 29	$ 349	$ 20	$ 191
Dividends (1)	385	1,306	3,440	882	19,247	348	2,988
Total Income	705	1,343	4,537	911	19,596	368	3,179
Expenses							
Management Fees	1,704	736	5,546	361	4,249	192	669
Custodian Fees	21	31	17	221	451	6	30
Audit Fees	17	14	19	18	23	12	17
Other Expenses	1	—	1	2	2	2	3
Total Expenses	1,743	781	5,583	602	4,725	212	719
Less Waived Fees:							
Paid by Affiliate	—	—	—	(72)	—	—	—
Paid Indirectly	(2)	—	(3)	—	—	—	(1)
Total Net Expenses	1,741	781	5,580	530	4,725	212	718
Net Investment Income (Loss)	(1,036)	562	(1,043)	381	14,871	156	2,461
Realized and Unrealized Gain (Loss) on Investments and Foreign Currencies							
Net Realized Gain (Loss) on:							
Investment Securities	14,541	2,029	(425)	(894)	(47,386)	485	(1,391)
Futures Contracts	3,708	—	1,468	—	—	—	4,843
Foreign Currency Transactions	—	—	—	(8)	(424)	—	—
Net Realized Gain (Loss) on Investments and Foreign Currencies	18,249	2,029	1,043	(902)	(47,810)	485	3,452
Net Unrealized Appreciation (Depreciation) of:							
Investment Securities	69,799	24,642	238,195	17,916	260,496	9,007	77,537
Futures Contracts	(79)	—	—	—	—	—	550
Foreign Currency Transactions	—	—	—	3	23	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	69,720	24,642	238,195	17,919	260,519	9,007	78,087
Net Gain (Loss) on Investments	87,969	26,671	239,238	17,017	212,709	9,492	81,539
Net Increase (Decrease) in Net Assets Resulting from Operations	$86,933	$27,233	$238,195	$17,398	$227,580	$9,648	$84,000
(1) Less Foreign Dividend Tax	$ —	$ 1	$ 13	$ 17	$ 969	$ 1	$ —

(a) Commenced operations on May 1, 2003

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio (a)	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio (a)	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 31	$ 342	$ 133	$ 64	$ 15	$ 335	$ 2,248	$ 61,066	$15,144	$ 27,379	$ 5,837
167	6,755	5,869	2,403	599	26,609	671	20,376	333	—	—
198	7,097	6,002	2,467	614	26,944	2,919	81,442	15,477	27,379	5,837
166	2,519	1,764	638	152	3,004	671	8,037	825	1,898	1,420
8	18	18	6	14	40	141	—	28	—	—
12	18	18	13	12	18	17	—	21	—	—
1	1	2	4	2	2	4	—	2	—	—
187	2,556	1,802	661	180	3,064	833	8,037	876	1,898	1,420
—	—	—	—	(4)	—	—	—	—	—	(1,420)
(3)	(1)	(1)	(1)	(1)	(1)	(1)	—	—	—	—
184	2,555	1,801	660	175	3,063	832	8,037	876	1,898	—
14	4,542	4,201	1,807	439	23,881	2,087	73,405	14,601	25,481	5,837
(34)	21,423	(84,731)	215	408	10,878	1,108	57,545	7,972	10,145	—
—	588	—	—	—	6,536	2,401	80,913	—	7,414	—
—	—	—	—	—	—	2	—	—	—	—
(34)	22,011	(84,731)	215	408	17,414	3,511	138,458	7,972	17,559	—
5,638	77,808	167,352	29,182	6,651	342,968	16,089	208,415	20,079	(11,453)	—
—	400	—	—	—	1,440	683	25,295	—	1,418	—
—	—	—	—	—	—	2	—	—	—	—
5,638	78,208	167,352	29,182	6,651	344,408	16,774	233,710	20,079	(10,035)	—
5,604	100,219	82,621	29,397	7,059	361,822	20,285	372,168	28,051	7,524	—
$5,618	$104,761	$ 86,822	$31,204	$7,498	$385,703	$22,372	$445,573	$42,652	$ 33,005	$ 5,837
$ —	$ 5	$ 14	$ 18	$ 2	$ —	$ 56	$ —	$ —	$ —	$ —

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ (1,036)	$ (740)
Net Realized Gain (Loss) on Investments and Foreign Currencies	18,249	(18,550)
Net Change in Unrealized Appreciation (Depreciation) of Investments	69,720	(38,652)
Net Increase (Decrease) in Net Assets Resulting from Operations	86,933	(57,942)
Distributions to Shareholders from:		
Net Investment Income	—	(432)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(432)
Fund Share Transactions:		
Proceeds from Sale of 35,064 and 38,312 Shares	58,399	63,816
Proceeds from Shares Issued on Reinvestment of Distributions Paid (— and 233 shares, respectively)	—	432
Payments for 20,868 and 26,639 Shares Redeemed	(33,600)	(42,442)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (14,196 and 11,906 shares, respectively)	24,799	21,806
Total Increase (Decrease) in Net Assets	111,732	(36,568)
Net Assets		
Beginning of Period	254,880	291,448
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$366,612	$254,880

T. Rowe Price Small Cap Value Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 562	$ 261
Net Realized Gain (Loss) on Investments and Foreign Currencies	2,029	(235)
Net Change in Unrealized Appreciation (Depreciation) of Investments	24,642	(5,490)
Net Increase (Decrease) in Net Assets Resulting from Operations	27,233	(5,464)
Distributions to Shareholders from:		
Net Investment Income	—	(330)
Net Realized Gain on Investments	—	(20)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(350)
Fund Share Transactions:		
Proceeds from Sale of 38,564 and 55,011 Shares	42,482	57,721
Proceeds from Shares Issued on Reinvestment of Distributions Paid (— and 358 shares, respectively)	—	350
Payments for 10,062 and 9,858 Shares Redeemed	(10,854)	(10,177)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (28,502 and 45,511 shares, respectively)	31,628	47,894
Total Increase (Decrease) in Net Assets	58,861	42,080
Net Assets		
Beginning of Period	63,083	21,003
End of Period (Includes undistributed net investment income of $525 and $36, respectively)	$121,944	$ 63,083

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ (1,043)	$ (1,314)
Net Realized Gain (Loss) on Investments and Foreign Currencies	1,043	(196,859)
Net Change in Unrealized Appreciation (Depreciation) of Investments	238,195	(79,860)
Net Increase (Decrease) in Net Assets Resulting from Operations	238,195	(278,033)
Distributions to Shareholders from:		
Net Investment Income	—	(1,101)
Net Realized Gain on Investments	—	(24,420)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(25,521)
Fund Share Transactions:		
Proceeds from Sale of 33,086 and 39,350 Shares	78,472	99,265
Proceeds from Shares Issued on Reinvestment of Distributions Paid (— and 9,223 shares, respectively)	—	25,521
Payments for 52,230 and 68,530 Shares Redeemed	(123,200)	(169,033)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((19,144) and (19,957) shares, respectively)	(44,728)	(44,247)
Total Increase (Decrease) in Net Assets	193,467	(347,801)
Net Assets		
Beginning of Period	994,075	1,341,876
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$1,187,542	$ 994,075

International Growth Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 381	$ 201
Net Realized Gain (Loss) on Investments and Foreign Currencies	(902)	(3,549)
Net Change in Unrealized Appreciation (Depreciation) of Investments	17,919	(1,096)
Net Increase (Decrease) in Net Assets Resulting from Operations	17,398	(4,444)
Distributions to Shareholders from:		
Net Investment Income	(420)	(186)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(420)	(186)
Fund Share Transactions:		
Proceeds from Sale of 30,332 and 33,327 Shares	27,066	28,213
Proceeds from Shares Issued on Reinvestment of Distributions Paid (388 and 239 shares, respectively)	420	186
Payments for 14,368 and 18,478 Shares Redeemed	(13,147)	(15,296)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (16,352 and 15,088 shares, respectively)	14,339	13,103
Total Increase (Decrease) in Net Assets	31,317	8,473
Net Assets		
Beginning of Period	35,373	26,900
End of Period (Includes undistributed net investment income of ($53) and ($5), respectively)	$ 66,690	$ 35,373

The Accompanying Notes are an Integral Part of the Financial Statements

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 14,871	$ 11,362
Net Realized Gain (Loss) on Investments and Foreign Currencies	(47,810)	(59,464)
Net Change in Unrealized Appreciation (Depreciation) of Investments	260,519	(65,933)
Net Increase (Decrease) in Net Assets Resulting from Operations	227,580	(114,035)
Distributions to Shareholders from:		
Net Investment Income	(11,039)	(13,714)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(11,039)	(13,714)
Fund Share Transactions:		
Proceeds from Sale of 306,456 and 793,092 Shares	326,386	933,407
Proceeds from Shares Issued on Reinvestment of Distributions Paid (10,594 and 10,614 shares, respectively)	11,039	13,714
Payments for 303,227 and 821,108 Shares Redeemed	(321,361)	(972,683)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (13,823 and (17,402) shares, respectively)	16,064	(25,562)
Total Increase (Decrease) in Net Assets	232,605	(153,311)
Net Assets		
Beginning of Period	563,102	716,413
End of Period (Includes undistributed net investment income of $14,368 and $10,960, respectively)	$ 795,707	$ 563,102

AllianceBernstein Mid Cap Value Portfolio

	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)
Change in Net Assets	
Operations	
Net Investment Income (Loss)	$ 156
Net Realized Gain (Loss) on Investments and Foreign Currencies	485
Net Change in Unrealized Appreciation (Depreciation) of Investments	9,007
Net Increase (Decrease) in Net Assets Resulting from Operations	9,648
Distributions to Shareholders from:	
Net Investment Income	(160)
Net Realized Gain on Investments	(381)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(541)
Fund Share Transactions:	
Proceeds from Sale of 33,540 Shares	34,956
Proceeds from Shares Issued on Reinvestment of Distributions Paid (415 shares)	541
Payments for 435 Shares Redeemed	(513)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (33,520 shares)	34,984
Total Increase (Decrease) in Net Assets	44,091
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $15)	$44,091

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 2,461	$ 1,963
Net Realized Gain (Loss) on Investments and Foreign Currencies	3,452	(1,450)
Net Change in Unrealized Appreciation (Depreciation) of Investments	78,087	(38,914)
Net Increase (Decrease) in Net Assets Resulting from Operations	84,000	(38,401)
Distributions to Shareholders from:		
Net Investment Income	(1,934)	(1,830)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,934)	(1,830)
Fund Share Transactions:		
Proceeds from Sale of 57,250 and 74,689 Shares	61,744	80,833
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,962 and 1,547 shares, respectively)	1,934	1,830
Payments for 27,449 and 27,258 Shares Redeemed	(28,654)	(27,756)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (31,763 and 48,978 shares, respectively)	35,024	54,907
Total Increase (Decrease) in Net Assets	117,090	14,676
Net Assets		
Beginning of Period	225,410	210,734
End of Period (Includes undistributed net investment income of $2,436 and $1,961, respectively)	$342,500	$225,410

Janus Capital Appreciation Portfolio

	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)
Change in Net Assets	
Operations	
Net Investment Income (Loss)	$ 14
Net Realized Gain (Loss) on Investments and Foreign Currencies	(34)
Net Change in Unrealized Appreciation (Depreciation) of Investments	5,638
Net Increase (Decrease) in Net Assets Resulting from Operations	5,618
Distributions to Shareholders from:	
Net Investment Income	(14)
Net Realized Gain on Investments	(77)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(91)
Fund Share Transactions:	
Proceeds from Sale of 31,143 Shares	31,680
Proceeds from Shares Issued on Reinvestment of Distributions Paid (77 shares)	91
Payments for 515 Shares Redeemed	(568)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (30,705 shares)	31,203
Total Increase (Decrease) in Net Assets	36,730
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $0)	$36,730

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 4,542	$ 4,774
Net Realized Gain (Loss) on Investments and Foreign Currencies	22,011	(64,986)
Net Change in Unrealized Appreciation (Depreciation) of Investments	78,208	(86,687)
Net Increase (Decrease) in Net Assets Resulting from Operations	104,761	(146,899)
Distributions to Shareholders from:		
Net Investment Income	(4,774)	(7,118)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,774)	(7,118)
Fund Share Transactions:		
Proceeds from Sale of 46,115 and 46,554 Shares	76,995	84,505
Proceeds from Shares Issued on Reinvestment of Distributions Paid (2,934 and 3,673 shares, respectively)	4,774	7,118
Payments for 40,664 and 46,693 Shares Redeemed	(67,306)	(82,763)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (8,385 and 3,534 shares, respectively)	14,463	8,860
Total Increase (Decrease) in Net Assets	114,450	(145,157)
Net Assets		
Beginning of Period	551,421	696,578
End of Period (Includes undistributed net investment income of $4,542 and $4,774, respectively)	$665,871	$ 551,421

Large Cap Core Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 4,201	$ 3,770
Net Realized Gain (Loss) on Investments and Foreign Currencies	(84,731)	(51,494)
Net Change in Unrealized Appreciation (Depreciation) of Investments	167,352	(105,636)
Net Increase (Decrease) in Net Assets Resulting from Operations	86,822	(153,360)
Distributions to Shareholders from:		
Net Investment Income	(3,770)	(4,121)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(3,770)	(4,121)
Fund Share Transactions:		
Proceeds from Sale of 44,876 and 39,423 Shares	42,265	41,359
Proceeds from Shares Issued on Reinvestment of Distributions Paid (4,194 and 3,763 shares, respectively)	3,770	4,121
Payments for 51,025 and 71,491 Shares Redeemed	(47,477)	(70,727)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((1,955) and (28,305) shares, respectively)	(1,442)	(25,247)
Total Increase (Decrease) in Net Assets	81,610	(182,728)
Net Assets		
Beginning of Period	365,944	548,672
End of Period (Includes undistributed net investment income of $4,200 and $3,769, respectively)	$447,554	$ 365,944

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,807	$ 899
Net Realized Gain (Loss) on Investments and Foreign Currencies	215	(3,717)
Net Change in Unrealized Appreciation (Depreciation) of Investments	29,182	(11,278)
Net Increase (Decrease) in Net Assets Resulting from Operations	31,204	(14,096)
Distributions to Shareholders from:		
Net Investment Income	(1,804)	(882)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,804)	(882)
Fund Share Transactions:		
Proceeds from Sale of 46,482 and 58,893 Shares	39,838	50,973
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,826 and 1,153 shares, respectively)	1,804	882
Payments for 10,806 and 3,873 Shares Redeemed	(9,217)	(3,325)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (37,502 and 56,173 shares, respectively)	32,425	48,530
Total Increase (Decrease) in Net Assets	61,825	33,552
Net Assets		
Beginning of Period	74,274	40,722
End of Period (Includes undistributed net investment income of $19 and $17, respectively)	$136,099	$ 74,274

T. Rowe Price Equity Income Portfolio

	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)
Change in Net Assets	
Operations	
Net Investment Income (Loss)	$ 439
Net Realized Gain (Loss) on Investments and Foreign Currencies	408
Net Change in Unrealized Appreciation (Depreciation) of Investments	6,651
Net Increase (Decrease) in Net Assets Resulting from Operations	7,498
Distributions to Shareholders from:	
Net Investment Income	(435)
Net Realized Gain on Investments	(216)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(651)
Fund Share Transactions:	
Proceeds from Sale of 39,054 Shares	40,714
Proceeds from Shares Issued on Reinvestment of Distributions Paid (543 shares)	651
Payments for 489 Shares Redeemed	(548)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (39,108 shares)	40,817
Total Increase (Decrease) in Net Assets	47,664
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $4)	$47,664

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 23,881	$ 22,006
Net Realized Gain (Loss) on Investments and Foreign Currencies	17,414	7,557
Net Change in Unrealized Appreciation (Depreciation) of Investments	344,408	(432,104)
Net Increase (Decrease) in Net Assets Resulting from Operations	385,703	(402,541)
Distributions to Shareholders from:		
Net Investment Income	(21,914)	(21,302)
Net Realized Gain on Investments	(8,037)	(35,471)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(29,951)	(56,773)
Fund Share Transactions:		
Proceeds from Sale of 64,442 and 69,220 Shares	153,657	173,178
Proceeds from Shares Issued on Reinvestment of Distributions Paid (13,329 and 21,521 shares, respectively)	29,951	56,773
Payments for 62,305 and 95,445 Shares Redeemed	(146,121)	(229,631)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (15,466 and (4,704) shares, respectively)	37,487	320
Total Increase (Decrease) in Net Assets	393,239	(458,994)
Net Assets		
Beginning of Period	1,362,881	1,821,875
End of Period (Includes undistributed net investment income of $23,815 and $21,934, respectively)	$1,756,120	$1,362,881

Asset Allocation Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 2,087	$ 1,408
Net Realized Gain (Loss) on Investments and Foreign Currencies	3,511	(4,624)
Net Change in Unrealized Appreciation (Depreciation) of Investments	16,774	(3,891)
Net Increase (Decrease) in Net Assets Resulting from Operations	22,372	(7,107)
Distributions to Shareholders from:		
Net Investment Income	(2,122)	(1,415)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(2,122)	(1,415)
Fund Share Transactions:		
Proceeds from Sale of 60,300 and 66,250 Shares	55,946	61,003
Proceeds from Shares Issued on Reinvestment of Distributions Paid (2,087 and 1,657 shares, respectively)	2,122	1,415
Payments for 35,897 and 7,491 Shares Redeemed	(35,100)	(6,752)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (26,490 and 60,416 shares, respectively)	22,968	55,666
Total Increase (Decrease) in Net Assets	43,218	47,144
Net Assets		
Beginning of Period	87,260	40,116
End of Period (Includes undistributed net investment income of $(26) and ($2), respectively)	$130,478	$87,260

The Accompanying Notes are an Integral Part of the Financial Statements

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 73,405	$ 85,457
Net Realized Gain (Loss) on Investments and Foreign Currencies	138,458	(37,341)
Net Change in Unrealized Appreciation (Depreciation) of Investments	233,710	(273,763)
Net Increase (Decrease) in Net Assets Resulting from Operations	445,573	(225,647)
Distributions to Shareholders from:		
Net Investment Income	(85,974)	(106,128)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(85,974)	(106,128)
Fund Share Transactions:		
Proceeds from Sale of 98,048 and 100,999 Shares	167,389	173,165
Proceeds from Shares Issued on Reinvestment of Distributions Paid (52,328 and 61,452 shares, respectively)	85,974	106,128
Payments for 167,140 and 237,957 Shares Redeemed	(283,003)	(397,126)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((16,764) and (75,506) shares, respectively)	(29,640)	(117,833)
Total Increase (Decrease) in Net Assets	329,959	(449,608)
Net Assets		
Beginning of Period	2,561,529	3,011,137
End of Period (Includes undistributed net investment income of $72,758 and $85,237, respectively)	$2,891,488	$2,561,529

High Yield Bond Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 14,601	$ 14,659
Net Realized Gain (Loss) on Investments and Foreign Currencies	7,972	(18,912)
Net Change in Unrealized Appreciation (Depreciation) of Investments	20,079	(272)
Net Increase (Decrease) in Net Assets Resulting from Operations	42,652	(4,525)
Distributions to Shareholders from:		
Net Investment Income	(362)	(14,697)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(362)	(14,697)
Fund Share Transactions:		
Proceeds from Sale of 80,917 and 34,172 Shares	52,808	21,670
Proceeds from Shares Issued on Reinvestment of Distributions Paid (572 and 26,069 shares, respectively)	362	14,697
Payments for 50,808 and 43,587 Shares Redeemed	(33,642)	(27,262)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (30,681 and 16,654 shares, respectively)	19,528	9,105
Total Increase (Decrease) in Net Assets	61,818	(10,117)
Net Assets		
Beginning of Period	137,553	147,670
End of Period (Includes undistributed net investment income of $14,473 and $159, respectively)	$199,371	$137,553

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 25,481	$ 24,237
Net Realized Gain (Loss) on Investments and Foreign Currencies	17,559	10,612
Net Change in Unrealized Appreciation (Depreciation) of Investments	(10,035)	20,473
Net Increase (Decrease) in Net Assets Resulting from Operations	33,005	55,322
Distributions to Shareholders from:		
Net Investment Income	(24,369)	(21,737)
Net Realized Gain on Investments	(13,905)	(3,098)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(38,274)	(24,835)
Fund Share Transactions:		
Proceeds from Sale of 106,806 and 155,728 Shares	135,872	189,851
Proceeds from Shares Issued on Reinvestment of Distributions Paid (31,067 and 21,354 shares, respectively)	38,274	24,835
Payments for 105,045 and 54,469 Shares Redeemed	(131,570)	(66,561)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (32,828 and 122,613 shares, respectively)	42,576	148,125
Total Increase (Decrease) in Net Assets	37,307	178,612
Net Assets		
Beginning of Period	584,018	405,406
End of Period (Includes undistributed net investment income of $25,295 and $24,109, respectively)	$ 621,325	$584,018

Money Market Portfolio

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 5,837	$ 7,636
Net Realized Gain (Loss) on Investments and Foreign Currencies	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	5,837	7,636
Distributions to Shareholders from:		
Net Investment Income	(5,836)	(7,657)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(5,836)	(7,657)
Fund Share Transactions:		
Proceeds from Sale of 420,450 and 1,171,850 Shares	420,450	1,171,850
Proceeds from Shares Issued on Reinvestment of Distributions Paid (5,836 and 7,657 shares, respectively)	5,836	7,657
Payments for 527,727 and 1,136,862 Shares Redeemed	(527,727)	(1,136,862)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((101,441) and 42,645 shares, respectively)	(101,441)	42,645
Total Increase (Decrease) in Net Assets	(101,440)	42,624
Net Assets		
Beginning of Period	501,313	458,689
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$ 399,873	$ 501,313

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2003	2002	2001	2000	For the Period April 30, 1999(a) through December 31, 1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.46	$ 1.79	$ 1.86	$ 1.79	$ 1.00
Income from Investment Operations:					
Net Investment Income	—	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.48	(0.33)	(0.07)	0.13	0.85
Total from Investment Operations	0.48	(0.33)	(0.07)	0.13	0.85
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	—	—	—	(0.06)	(0.06)
Total Distributions	—	—	—	(0.06)	(0.06)
Net Asset Value, End of Period	$ 1.94	$ 1.46	$ 1.79	$ 1.86	$ 1.79
Total Return(e)	33.06%	(18.42%)	(3.76%)	6.71%	86.09%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$366,612	$254,880	$291,448	$250,314	$ 71,483
Ratio of Gross Expenses to Average Net Assets	0.59%	0.60%	0.60%	0.67%	1.03%(d)
Ratio of Net Expenses to Average Net Assets	0.59%	0.60%	0.60%	0.67%	1.00%(d)
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.35%)	(0.26%)	0.17%	0.19%	(0.07%)(d)
Portfolio Turnover Rate	84.20%	41.87%	70.58%	86.13%	70.72%

T. Rowe Price Small Cap Value Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2003	2002	For the Period July 31, 2001(b) through December 31, 2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.95	$ 1.02	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.01	0.01	—
Net Realized and Unrealized Gains on Investments	0.33	(0.07)	0.02
Total from Investment Operations	0.34	(0.06)	0.02
Less Distributions:			
Distributions from Net Investment Income	—	(0.01)	—
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	—	(0.01)	—
Net Asset Value, End of Period	$ 1.29	$ 0.95	$ 1.02
Total Return(e)	35.15%	(5.58%)	1.76%
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$121,944	$ 63,083	$ 21,003
Ratio of Gross Expenses to Average Net Assets	0.90%	1.02%	1.36%(d)
Ratio of Net Expenses to Average Net Assets	0.90%	1.00%	1.00%(d)
Ratio of Net Investment Income (Losses) to Average Net Assets	0.65%	0.54%	1.03%(d)
Portfolio Turnover Rate	33.78%	28.26%	49.70%

(a) Portfolio commenced operations on April 30, 1999.
(b) Portfolio commenced operations July 31, 2001.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.18	$ 2.82	$ 4.47	$ 4.81	$ 3.46
Income from Investment Operations:					
Net Investment Income	—	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.54	(0.59)	(0.83)	0.29	1.48
Total from Investment Operations	0.54	(0.59)	(0.83)	0.29	1.48
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	—	(0.05)	(0.82)	(0.63)	(0.13)
Total Distributions	—	(0.05)	(0.82)	(0.63)	(0.13)
Net Asset Value, End of Period	$ 2.72	$ 2.18	$ 2.82	$ 4.47	$ 4.81
Total Return(e)	24.69%	(21.15%)	(19.87%)	6.18%	43.78%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,187,542	$994,075	$1,341,876	$1,696,013	$1,485,311
Ratio of Expenses to Average Net Assets	0.52%	0.52%	0.52%	0.52%	0.51%
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.10%)	(0.11%)	0.08%	0.09%	(0.02%)
Portfolio Turnover Rate	63.21%	43.37%	70.40%	63.18%	68.64%

International Growth Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,		For the Period July 31, 2001(b) through December 31,
	2003	2002	2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.79	$ 0.91	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.01	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.30	(0.12)	(0.09)
Total from Investment Operations	0.31	(0.12)	(0.09)
Less Distributions:			
Distributions from Net Investment Income	(0.01)	—	—
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	(0.01)	—	—
Net Asset Value, End of Period	$ 1.09	$ 0.79	$ 0.91
Total Return(e)	38.99%	(12.34%)	(9.40%)
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$ 66,690	$ 35,373	$ 26,900
Ratio of Gross Expenses to Average Net Assets	1.25%	1.15%	1.25%(d)
Ratio of Net Expenses to Average Net Assets	1.10%	1.10%	1.10%(d)
Ratio of Net Investment Income (Loss) to Average Net Assets	0.79%	0.62%	0.05%(d)
Portfolio Turnover Rate	58.09%	27.28%	18.45%

(b) Portfolio commenced operations July 31, 2001.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.02	$ 1.26	$ 1.63	$ 1.78	$ 1.68
Income from Investment Operations:					
Net Investment Income	0.03	0.02	0.02	0.02	0.03
Net Realized and Unrealized Gains (Losses) on Investments	0.38	(0.24)	(0.23)	(0.04)	0.33
Total from Investment Operations	0.41	(0.22)	(0.21)	(0.02)	0.36
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.02)	(0.03)	(0.04)	(0.05)
Distributions from Realized Gains on Investments	—	—	(0.13)	(0.09)	(0.21)
Total Distributions	(0.02)	(0.02)	(0.16)	(0.13)	(0.26)
Net Asset Value, End of Period	$ 1.41	$ 1.02	$ 1.26	$ 1.63	$ 1.78
Total Return(e)	40.46%	(17.40%)	(14.00%)	(0.79%)	22.88%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$795,707	$ 563,102	$ 716,413	$809,617	$772,170
Ratio of Expenses to Average Net Assets	0.74%	0.74%	0.74%	0.73%	0.74%
Ratio of Net Investment Income (Loss) to Average Net Assets	2.33%	1.72%	1.99%	1.77%	2.62%
Portfolio Turnover Rate	24.87%	30.94%	34.52%	26.95%	38.37%

AllianceBernstein Mid Cap Value Portfolio

(For a share outstanding throughout the period)

	For the Period May 1, 2003(c) through December 31, 2003
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.32
Total from Investment Operations	0.33
Less Distributions:	
Distributions from Net Investment Income	(0.00)(f)
Distributions from Realized Gains on Investments	(0.01)
Total Distributions	(0.01)
Net Asset Value, End of Period	$ 1.32
Total Return(e)	33.16%
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$ 44,091
Ratio of Expenses to Average Net Assets	0.94%(d)
Ratio of Net Investment Income (Loss) to Average Net Assets	0.70%(d)
Portfolio Turnover Rate	9.68%

(c) Portfolio commenced operations on May 1, 2003.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(f) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	For the Period April 30, 1999(a) through December 31, 1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.95	$ 1.12	$ 1.14	$ 1.11	$ 1.00
Income from Investment Operations:					
Net Investment Income (Loss)	0.01	0.01	—	0.02	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.33	(0.17)	(0.01)	0.16	0.12
Total from Investment Operations	0.34	(0.16)	(0.01)	0.18	0.13
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	—	(0.02)	(0.01)
Distributions from Realized Gains on Investments	—	—	(0.01)	(0.13)	(0.01)
Total Distributions	(0.01)	(0.01)	(0.01)	(0.15)	(0.02)
Net Asset Value, End of Period	$ 1.28	$ 0.95	$ 1.12	$ 1.14	$ 1.11
Total Return(e)	35.01%	(14.54%)	(0.65%)	17.21%	12.83%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$342,500	$225,410	$210,734	$137,616	$ 59,644
Ratio of Gross Expenses to Average Net Assets	0.27%	0.28%	0.31%	0.32%	0.46%(d)
Ratio of Net Expenses to Average Net Assets	0.27%	0.28%	0.31%	0.32%	0.35%(d)
Ratio of Net Investment Income to Average Net Assets	0.92%	0.86%	1.06%	1.71%	1.69%(d)
Portfolio Turnover Rate	9.74%	15.60%	19.06%	54.60%	26.51%

Janus Capital Appreciation Portfolio

(For a share outstanding throughout the period)	For the Period May 1, 2003(c) through December 31, 2003
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income (Loss)	—
Net Realized and Unrealized Gains (Losses) on Investments	0.20
Total from Investment Operations	0.20
Less Distributions:	
Distributions from Net Investment Income	(0.00)(f)
Distributions from Realized Gains on Investments	(0.00)(f)
Total Distributions	(0.00)
Net Asset Value, End of Period	$ 1.20
Total Return(e)	19.90%
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$ 36,730
Ratio of Expenses to Average Net Assets	0.90%(d)
Ratio of Net Investment Income to Average Net Assets	0.07%(d)
Portfolio Turnover Rate	33.68%

(a) Portfolio commenced operations on April 30, 1999.
(c) Portfolio commenced operations on May 1, 2003.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(f) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.59	$ 2.03	$ 2.47	$ 2.66	$ 2.25
Income from Investment Operations:					
Net Investment Income (Loss)	0.01	0.01	0.02	0.03	0.03
Net Realized and Unrealized Gains (Losses) on Investments	0.28	(0.43)	(0.36)	(0.09)	0.47
Total from Investment Operations	0.29	(0.42)	(0.34)	(0.06)	0.50
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.02)	(0.02)	(0.02)	(0.03)
Distributions from Realized Gains on Investments	—	—	(0.08)	(0.11)	(0.06)
Total Distributions	(0.01)	(0.02)	(0.10)	(0.13)	(0.09)
Net Asset Value, End of Period	$ 1.87	$ 1.59	$ 2.03	$ 2.47	$ 2.66
Total Return(e)	18.94%	(20.83%)	(14.22%)	(2.49%)	22.50%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$665,871	$551,421	$696,578	$770,816	$676,134
Ratio of Expenses to Average Net Assets	0.43%	0.43%	0.43%	0.43%	0.43%
Ratio of Net Investment Income to Average Net Assets	0.77%	0.76%	1.01%	1.12%	1.22%
Portfolio Turnover Rate	40.89%	28.06%	27.98%	28.01%	27.26%

Large Cap Core Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.87	$ 1.22	$ 1.37	$ 1.56	$ 1.62
Income from Investment Operations:					
Net Investment Income (Loss)	0.01	0.01	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.20	(0.35)	(0.11)	(0.11)	0.12
Total from Investment Operations	0.21	(0.34)	(0.10)	(0.10)	0.13
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	(0.01)	—
Distributions from Realized Gains on Investments	—	—	(0.04)	(0.08)	(0.19)
Total Distributions	(0.01)	(0.01)	(0.05)	(0.09)	(0.19)
Net Asset Value, End of Period	$ 1.07	$ 0.87	$ 1.22	$ 1.37	$ 1.56
Total Return(e)	24.05%	(28.20%)	(7.77%)	(6.97%)	7.47%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$447,554	$365,944	$548,672	$579,981	$ 661,552
Ratio of Expenses to Average Net Assets	0.46%	0.58%	0.58%	0.57%	0.57%
Ratio of Net Investment Income to Average Net Assets	1.07%	0.85%	0.75%	0.68%	0.80%
Portfolio Turnover Rate	58.90%	29.20%	44.37%	47.67%	106.93%

(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 31, 2001(b) through December 31, 2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.76	$ 0.97	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.01	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	0.24	(0.21)	(0.03)
Total from Investment Operations	0.25	(0.20)	(0.03)
Less Distributions:			
Distributions from Net Investment Income	(0.01)	(0.01)	—
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	(0.01)	(0.01)	—
Net Asset Value, End of Period	$ 1.00	$ 0.76	$ 0.97
Total Return(e)	34.41%	(21.24%)	(2.19%)
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$136,099	$ 74,274	$ 40,722
Ratio of Gross Expenses to Average Net Assets	0.67%	0.70%	0.90%(d)
Ratio of Net Expenses to Average Net Assets	0.67%	0.70%	0.75%(d)
Ratio of Net Investment Income to Average Net Assets	1.84%	1.54%	1.32%(d)
Portfolio Turnover Rate	29.20%	22.42%	18.98

T. Rowe Price Equity Income Portfolio

(For a share outstanding throughout the period)

	For the Period May 1, 2003(c) through December 31, 2003
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.23
Total from Investment Operations	0.24
Less Distributions:	
Distributions from Net Investment Income	(0.01)
Distributions from Realized Gains on Investments	(0.01)
Total Distributions	(0.02)
Net Asset Value, End of Period	$ 1.22
Total Return(e)	23.64%
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$ 47,664
Ratio of Gross Expenses to Average Net Assets	0.77%(d)
Ratio of Net Expenses to Average Net Assets	0.75%(d)
Ratio of Net Investment Income to Average Net Assets	1.88%(d)
Portfolio Turnover Rate	27.27%

(b) Portfolio commenced operations July 31, 2001.
(c) Portfolio commenced operations on May 1, 2003.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

 The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.17	$ 2.87	$ 3.41	$ 3.89	$ 3.29
Income from Investment Operations:					
Net Investment Income (Loss)	0.04	0.03	0.03	0.04	0.04
Net Realized and Unrealized Gains (Losses) on Investments	0.56	(0.64)	(0.43)	(0.37)	0.64
Total from Investment Operations	0.60	(0.61)	(0.40)	(0.33)	0.68
Less Distributions:					
Distributions from Net Investment Income	(0.04)	(0.03)	(0.04)	(0.04)	(0.03)
Distributions from Realized Gains on Investments	(0.01)	(0.06)	(0.10)	(0.11)	(0.05)
Total Distributions	(0.05)	(0.09)	(0.14)	(0.15)	(0.08)
Net Asset Value, End of Period	$ 2.72	$ 2.17	$ 2.87	$ 3.41	$ 3.89
Total Return(e)	28.43%	(22.07%)	(11.88%)	(8.75%)	20.91%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,756,120	$1,362,881	$1,821,875	$2,072,937	$2,271,956
Ratio of Expenses to Average Net Assets	0.20%	0.21%	0.21%	0.20%	0.20%
Ratio of Net Investment Income to Average Net Assets	1.59%	1.40%	1.13%	1.08%	1.16%
Portfolio Turnover Rate	2.44%	6.55%	2.92%	6.47%	5.65%

Asset Allocation Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	For the Period July 31, 2001(b) through December 31, 2001
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 0.86	$ 0.97	$ 1.00
Income from Investment Operations:			
Net Investment Income	0.02	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.16	(0.11)	(0.03)
Total from Investment Operations	0.18	(0.10)	(0.02)
Less Distributions:			
Distributions from Net Investment Income	(0.02)	(0.01)	(0.01)
Distributions from Realized Gains on Investments	—	—	—
Total Distributions	(0.02)	(0.01)	(0.01)
Net Asset Value, End of Period	$ 1.02	$ 0.86	$ 0.97
Total Return(e)	20.63%	(10.26%)	(2.10%)
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$ 130,478	$ 87,260	$ 40,116
Ratio of Gross Expenses to Average Net Assets	0.73%	0.87%	0.92%(d)
Ratio of Net Expenses to Average Net Assets	0.73%	0.75%	0.75%(d)
Ratio of Net Investment Income to Average Net Assets	1.83%	2.18%	2.19%(d)
Portfolio Turnover Rate	103.77%	112.73%	55.88%

(b) Portfolio commenced operations July 31, 2001.
(d) Computed on an annualized basis.
(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.62	$ 1.82	$ 2.03	$ 2.22	$ 2.22
Income from Investment Operations:					
Net Investment Income (Loss)	0.05	0.06	0.08	0.08	0.07
Net Realized and Unrealized Gains (Losses) on Investments	0.24	(0.20)	(0.13)	(0.09)	0.17
Total from Investment Operations	0.29	(0.14)	(0.05)	(0.01)	0.24
Less Distributions:					
Distributions from Net Investment Income	(0.06)	(0.06)	(0.08)	(0.07)	(0.07)
Distributions from Realized Gains on Investments	—	—	(0.08)	(0.11)	(0.17)
Total Distributions	(0.06)	(0.06)	(0.16)	(0.18)	(0.24)
Net Asset Value, End of Period	$ 1.85	$ 1.62	$ 1.82	$ 2.03	$ 2.22
Total Return(e)	17.99%	(7.54%)	(3.15%)	(0.17%)	11.18%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$2,891,488	$2,561,529	$3,011,137	$3,253,199	$3,557,900
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	2.74%	3.08%	3.75%	3.47%	3.36%
Portfolio Turnover Rate	69.56%	53.12%	50.37%	24.36%	27.16%

High Yield Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.56	$ 0.65	$ 0.69	$ 0.82	$ 0.94
Income from Investment Operations:					
Net Investment Income	0.05	0.07	0.08	0.09	0.11
Net Realized and Unrealized Gains (Losses) on Investments	0.12	(0.09)	(0.04)	(0.13)	(0.12)
Total from Investment Operations	0.17	(0.02)	0.04	(0.04)	(0.01)
Less Distributions:					
Distributions from Net Investment Income	(0.00)(f)	(0.07)	(0.08)	(0.09)	(0.11)
Distributions from Realized Gains on Investments	—	—	—	—	—
Total Distributions	(0.00)	(0.07)	(0.08)	(0.09)	(0.11)
Net Asset Value, End of Period	$ 0.73	$ 0.56	$ 0.65	$ 0.69	$ 0.82
Total Return(e)	29.06%	(2.89%)	5.03%	(4.60%)	(0.44%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 199,371	$137,553	$147,670	$ 138,207	$ 161,424
Ratio of Gross Expenses to Average Net Assets	0.52%	0.54%	0.53%	0.53%	0.50%
Ratio of Net Expenses to Average Net Assets	0.52%	0.54%	0.53%	0.52%	0.50%
Ratio of Net Investment Income to Average Net Assets	8.66%	10.37%	10.48%	10.90%	11.15%
Portfolio Turnover Rate	182.10%	89.20%	96.41%	124.91%	139.87%

(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

(f) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.27	$ 1.20	$ 1.16	$ 1.13	$ 1.25
Income from Investment Operations:					
Net Investment Income	0.05	0.05	0.06	0.08	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.02	0.09	0.05	0.03	(0.09)
Total from Investment Operations	0.07	0.14	0.11	0.11	(0.01)
Less Distributions:					
Distributions from Net Investment Income	(0.05)	(0.06)	(0.07)	(0.08)	(0.08)
Distributions from Realized Gains on Investments	(0.03)	(0.01)	—	—	(0.03)
Total Distributions	(0.08)	(0.07)	(0.07)	(0.08)	(0.11)
Net Asset Value, End of Period	$ 1.26	$ 1.27	$ 1.20	$ 1.16	$ 1.13
Total Return(e)	5.49%	12.09%	10.37%	10.21%	(1.00%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 621,325	$ 584,018	$ 405,406	$ 291,678	$286,493
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	4.03%	5.01%	6.15%	6.84%	6.56%
Portfolio Turnover Rate	137.05%	184.37%	151.27%	139.89%	76.65%

Money Market Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2003	2002	2001	2000	1999
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:					
Net Investment Income	0.01	0.02	0.04	0.06	0.05
Total from Investment Operations	0.01	0.02	0.04	0.06	0.05
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.02)	(0.04)	(0.06)	(0.05)
Total Distributions	(0.01)	(0.02)	(0.04)	(0.06)	(0.05)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return(e)	1.23%	1.65%	3.91%	6.28%	5.10%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$399,873	$501,313	$458,689	$384,455	$404,284
Ratio of Gross Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Expenses to Average Net Assets	0.00%	0.27%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	1.23%	1.63%	3.76%	6.08%	4.99%

(e) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

December 31, 2003

Note 1 — Northwestern Mutual Series Fund, Inc. (the "Series Fund") is registered as a diversified open-end investment company under the Investment Company Act of 1940. The Series Fund consists of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and the Money Market Portfolio (the "Portfolios"). Shares are presently offered only to The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") and its segregated asset accounts.

On May 1, 2003, three new portfolios commenced operations in the Series Fund: AllianceBernstein Mid Cap Value Portfolio, Janus Capital Appreciation Portfolio and T. Rowe Price Equity Income Portfolio. These three new portfolios were each organized with 2,000,000,000 authorized shares of Common Stock, with a par value equaling $0.01 per share. On May 1, 2003, Northwestern Mutual purchased 25,010,000 shares of each of the new portfolios at $1.00 per share.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principal accounting policies are summarized below.

Note 3 — Stocks listed on a national or foreign stock exchange are generally valued at the last sale price on the exchange on which the security is principally traded. Stocks listed on the NASDAQ Stock Market, Inc. ("NASDAQ") for which a NASDAQ Official Closing Price ("NOCP") is available are valued at the NOCP. If there has been no sale on such exchange or on NASDAQ, the security is valued at the prior day's price. Stocks traded only in the over-the-counter market and not on a securities exchange or NASDAQ are valued at the latest bid price. Bonds are valued on the basis of prices furnished by a service which determines prices for normal institutional-size trading units of bonds. Securities for which current market quotations are not readily available are valued at fair value determined by procedures approved by the Board of Directors. The fair value procedure is used if a significant event that is likely to have affected the value of the securities takes place after the time of the most recent market quotations or the market quotations for other reasons do not reflect information material to the value of those securities. Generally, money market investments, other than in the Money Market Portfolio, with maturities exceeding sixty days are valued by marking to market on the basis of an average of the most recent bid prices or yields. Generally, money market investments with maturities of sixty days or less and all securities in the Money Market Portfolio are valued on an amortized cost basis or, if the current market value differs substantially from the amortized cost, by marking to market.

Note 4 — Certain of the Portfolios may have securities and other assets and liabilities denominated in foreign currencies which are translated into U.S. dollar amounts on the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. When the Portfolios purchase or sell a foreign security they may enter into a foreign currency exchange contract to minimize market risk from the trade date to the settlement date of such transaction. Such foreign currency exchange contracts are marked to market daily.

The Portfolios may enter into forward foreign currency contracts to hedge against exchange rate risk arising from investments in securities denominated in foreign currencies. Contracts are valued at the contractual forward rate and are marked to market daily, with the change in market value recorded as an unrealized gain or loss. When the contracts are closed, a realized gain or loss is recorded. Risks may arise from changes in market value of the underlying instruments and from the possible inability of counterparties to meet the terms of their contracts.

The Portfolios do not separately report the results of operations due to changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized or unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade date and the settlement date on security transactions, and the differences between the amounts of dividends and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid.

Note 5 — The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios invest in futures contracts as an alternative to investing in individual securities and could be exposed to market risk due to changes in the value of the underlying securities or due to an illiquid secondary market. Futures contracts are marked to market daily based upon quoted settlement prices. The Portfolios receive from or pay to brokers an amount of cash equal to the daily fluctuation in the value of the contracts. Such receipts or payments, known as the "variation margin", are recorded by the Portfolios as unrealized gains or losses. When a contract is closed, the Portfolios record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

For federal income tax purposes, net unrealized appreciation (depreciation) on open futures contracts is generally required to be treated as realized gains (losses).

Note 6 — The Series Fund has a securities lending program that enables each Portfolio, except the Money Market Portfolio, to loan securities to approved broker-dealers. The Portfolio receives cash (U.S. currency), U.S. Government or U.S. Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the Portfolio to earn interest in accordance with the Portfolio's investment policies. The collateral received under the securities lending program is recorded on the Portfolio's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is recorded as income for the Portfolio. All collateral received will be in an amount at least equal to 102% (for loans of U.S. securities) or 105% (for non-U.S. securities) of the market value of the loaned securities at the inception of each loan. Thereafter, each loan must be continuously secured by collateral at least equal at all times to the value of the securities lent. In addition, the Portfolio is entitled to terminate a securities loan at any time. As of December 31, 2003, the value of outstanding securities on loan and the value of collateral amounted to the following:

	Value of Securities on Loan	Value of Collateral
Balanced Portfolio	$42,046,363	$43,060,250
Select Bond Portfolio	60,856,327	62,352,625

As of December 31, 2003, collateral received for securities on loan is invested in money market instruments and included in Investments on the Portfolio's Statement of Assets and Liabilities.

Note 7 — The Asset Allocation, Balanced, and Select Bond Portfolios have entered into mortgage dollar rolls. Dollar roll transactions consist of the sale by a portfolio to a bank or broker/dealer (the "counterparty") of mortgage-backed securities together with a commitment to purchase from the counterparty similar, but not identical, securities at a future date, at a similar price. As of December 31, 2003, the following mortgage dollar rolls were outstanding:

Portfolio	Cost	Value	Obligation Liability
Asset Allocation	$ 1,691,214	$ 1,694,898	$ 1,695,898
Balanced	81,234,945	81,422,288	81,463,684
Select Bond	50,640,438	50,754,371	50,781,998

The obligation liability is included in Due on Purchase of Securities and Securities Lending Collateral on the Portfolio's Statement of Assets and Liabilities. Securities subject to these agreements had a contractual maturity of 1/1/2034. The weighted average interest rate was 4.55% for the Asset Allocation Portfolio, 4.67% for the Balanced Portfolio, and 4.61% for the Select Bond Portfolio.

Note 8 — Interest income is recorded daily on the accrual basis and dividend income is recorded on the ex-dividend date or as soon as information from foreign issuers is available. Where applicable, dividends are recorded net of foreign dividend tax. Discounts and premiums on securities purchased are amortized over the life of the respective securities using the effective interest method. Securities transactions are accounted for on trade date. The basis for determining cost on sale of securities is identified cost. For the year ended December 31, 2003, transactions in securities other than money market investments were:

Portfolio	Total Security Purchases	U.S. Govt. Security Purchases	Total Security Sales/ Maturities	U.S. Govt. Security Sales/ Maturities
	(Amounts in thousands)			
Small Cap Growth Stock	$ 248,553	$ —	$ 227,179	$ —
T. Rowe Price Small Cap Value	62,633	—	29,190	—
Aggressive Growth Stock	645,596	—	614,945	—
International Growth	37,865	—	26,391	—
Franklin Templeton International Equity	150,512	—	156,392	—
AllianceBernstein Mid Cap Value	34,381	—	2,809	—
Index 400 Stock	58,492	—	24,554	—
Janus Capital Appreciation	38,726	—	8,430	—
Growth Stock	245,169	—	229,733	—
Large Cap Core Stock	225,433	—	224,110	—
Capital Guardian Domestic Equity	55,965	—	27,105	—
T. Rowe Price Equity Income	48,974	—	8,728	—
Index 500 Stock	63,750	—	35,859	—
Asset Allocation	128,274	42,393	99,789	37,791
Balanced	1,594,143	708,527	1,604,125	692,911
High Yield Bond	309,690	—	285,053	—
Select Bond	895,131	353,238	811,805	305,204

Note 9 — The Series Fund and its Portfolios are parties to annually renewable contracts pursuant to which each Portfolio pays a charge for investment management and administrative services. Certain Portfolios, listed below, pay at a fixed annual rate based on the average daily net asset values of the Portfolio.

Portfolio	Fee
T. Rowe Price Small Cap Value	.85%
AllianceBernstein Mid Cap Value	.85%
Index 400 Stock	.25%
Index 500 Stock	.20%
Balanced	.30%
Select Bond	.30%
Money Market	.30%

For the other Portfolios the rate for the investment advisory fee is graded by the asset size of the Portfolio according to the following schedules:

Portfolio	First $50 Million	Next $50 Million	Excess
Small Cap Growth Stock	.80%	.65%	.50%
Aggressive Growth Stock	.80%	.65%	.50%
Franklin Templeton International Equity	.85%	.65%	.65%
Growth Stock	.60%	.50%	.40%
Large Cap Core Stock	.60%	.50%	.40%
High Yield Bond	.60%	.50%	.40%

Portfolio	First $100 Million	Next $150 Million	Excess
International Growth	.75%	.65%	.55%
Capital Guardian Domestic Equity	.65%	.55%	.50%
Asset Allocation	.60%	.50%	.40%

Portfolio	First $500 Million	Excess
T. Rowe Price Equity Income	65%	60%

Portfolio	First $100 Million	Next $400 Million	Excess
Janus Capital Appreciation	.80%	.75%	.70%

The Series Fund's advisor, Mason Street Advisors, LLC, has contractually agreed to waive the management fee and absorb certain other operating expenses to the extent necessary so that Total Operating Expenses will not exceed the following amounts:

Portfolio		Expiration
T. Rowe Price Small Cap Value	1.00%	December 31, 2006
International Growth	1.10%	December 31, 2006
AllianceBernstein Mid Cap Value	1.00%	December 31, 2008
Janus Capital Appreciation	0.90%	December 31, 2008
Capital Guardian Domestic Equity	0.75%	December 31, 2006
T. Rowe Price Equity Income	0.75%	December 31, 2008
Asset Allocation	0.75%	December 31, 2006

MSA has voluntarily waived its management fee since December 2, 2002 for the Money Market Portfolio.

These amounts are paid to Mason Street Advisors, a wholly owned subsidiary of Northwestern Mutual, which is the manager and investment adviser of the Series Fund. Other costs for each Portfolio are paid either by the Portfolios or Mason Street Advisors depending upon the applicable agreement in place.

All of the Portfolios, except for the Balanced, Select Bond and Money Market Portfolios, pay their own custodian fees. Certain Portfolios, listed below, pay a portion of their custodian fees indirectly through expense offset arrangements. Custodian fees are reduced for Portfolios that maintain compensating balances in non-interest bearing accounts. These Portfolios could have invested the assets used to pay for the custodian fees, had the assets not been used in the expense offset arrangements. For the year ended December 31, 2003, the amounts paid through expense offset arrangements were as follows:

Portfolio	Amount
Small Cap Growth Stock	$1,711
T. Rowe Price Small Cap Value	237
Aggressive Growth Stock	3,322
AllianceBernstein Mid Cap Value	401
Index 400 Stock	700
Janus Capital Appreciation	2,607
Growth Stock	941
Large Cap Core Stock	725
Capital Guardian Domestic Equity	715
T. Rowe Price Equity Income	562
Index 500 Stock	1,136
Asset Allocation	980
High Yield Bond	270

T. Rowe Price Associates, Inc. ("T. Rowe Price"), Templeton Investment Counsel, LLC. ("Templeton Counsel"), Alliance Capital Management L.P., ("Alliance Capital Management"), Janus Capital Management, LLC ("Janus Capital") and Capital Guardian Trust Company ("Capital Guardian") have been retained under investment subadvisory agreements to provide investment advice and, in general, to conduct the management investment programs of the T. Rowe Price Small Cap Value and T. Rowe Price Equity Income Portfolios, the Franklin Templeton International Equity Portfolio, the AllianceBernstein Mid Cap Value Portfolio, the Janus Capital Appreciation Portfolio and the Capital Guardian Domestic Equity Portfolio, respectively. Mason Street Advisors pays T. Rowe Price an annual rate of .60% of the T. Rowe Price Small Cap Value Portfolio's average daily net assets. Mason Street Advisors pays Templeton Counsel .50% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by Templeton Counsel and .40% in excess of $100 million. Mason Street Advisors pays Alliance Capital Management .72% on the first $100 million of the Portfolio's assets, .54% on the next $400 million, and .50% in excess of $500 million, with a minimum amount of $16,000. Mason Street Advisors pays Janus Capital .55% on the first $100 million of the Portfolio's assets, .50% on the next $400 million, and .45% on assets in excess of $500 million. Mason Street Advisors pays Capital Guardian a flat annual fee of $375,000 on the Portfolio's assets of $100 million or less and .275% on net assets in excess of $100 million. For the T. Rowe Price Equity Income Portfolio, Mason Street Advisors pays T. Rowe Price .40% of the Portfolio's assets, reduced to .35% on assets in excess of $500 million.

The Small Cap Growth Stock, T. Rowe Small Cap Value, Aggressive Growth Stock, AllianceBernstein Mid Cap Value and Large Cap Core Stock Portfolios paid commissions on Fund transactions to an affiliated broker in the amounts of $10,876, $1,215, $83,927, $67,525 and $177,888, respectively, for the year ended December 31, 2003.

Note 10 — Each of the Portfolios of the Series Fund has elected to be taxed as a regulated investment company meeting certain requirements under the Internal Revenue Code. Since each expects to distribute all net investment income and net realized capital gains, the Portfolios anticipate incurring no federal income taxes.

Taxable distributions from net investment income and realized capital gains in the Portfolios may differ from book amounts earned during the period due to differences in the timing of capital gains recognition and due to the reclassification of certain gains or losses between capital and income. The differences between cost amounts for book purposes and tax purposes are primarily due to treatment of deferred losses.

It is the policy of the Portfolios to reclassify the net effect of permanent differences between book and taxable income to capital accounts on the Statements of Assets and Liabilities.

Certain losses incurred by the Portfolios after October 31st are deferred and deemed to have occurred in the next fiscal year for income tax purposes. Net realized capital losses for federal income tax purposes are carried forward to offset future net realized gains. A summary of the Portfolios' post-October losses and capital loss carryovers as of December 31, 2003 is provided below:

	Post-October Losses		Capital Loss Carryovers		
Portfolio	Capital	Foreign Currency	Amount	Expiration	Utilized in 2003
	(Amounts in Thousands)				
Small Cap Growth Stock	$ —	$ —	$ 25,729	2009-2010	$15,995
T. Rowe Price Small Cap Value	—	—	—	—	98
Aggressive Growth Stock	—	—	203,512	2010-2011	—
International Growth	—	—	5,314	2009-2011	—
Franklin Templeton International Equity	—	124	120,208	2009-2011	—
AllianceBernstein Mid Cap Value	—	—	—	—	—
Index 400 Stock	11	—	—	—	2,153
Janus Capital Appreciation	103	—	—	—	—
Growth Stock	—	—	95,156	2009-2010	20,473
Large Cap Core Stock	—	—	165,024	2009-2011	—
Capital Guardian Domestic Equity	—	—	3,619	2009-2011	—
T. Rowe Price Equity Income	—	—	—	—	—
Index 500 Stock	—	—	—	—	—
Asset Allocation	—	—	556	2010	3,840
Balanced	—	—	—	—	50,014
High Yield Bond	—	—	76,427	2006-2010	737
Select Bond	—	—	—	—	—
Money Market	—	—	—	—	—

Note 11 — Dividends from net investment income and net realized capital gains are declared each business day for the Money Market Portfolio and at least annually for the remaining portfolios of the Series Fund.

Note 12 — Northwestern Mutual voluntarily reimburses the Franklin Templeton International Equity and International Growth Portfolios for the benefit Northwestern Mutual receives from foreign dividend taxes charged against the Portfolios. The amounts reimbursed represent approximately 65% of the foreign dividend taxes withheld from the Portfolios. Reimbursements are recorded when foreign dividend taxes are accrued. Voluntary reimbursements amounted to $1,469,313 and $1,045,186 for the Franklin Templeton International Equity Portfolio and $68,922 and $41,412 for the International Growth Portfolio for the years ended December 31, 2003 and December 31, 2002, respectively.

Note 13 — Distributions to Shareholders

When applicable, each of the Portfolios made distributions during the year of ordinary income and long-term capital gains. The tax character of distributions paid for the years ended December 31, 2003 and December 31, 2002 was as follows:

Portfolio	2003 Distributions Paid From: Ordinary Income	2003 Distributions Paid From: Long-term Capital Gain	2002 Distributions Paid From: Ordinary Income	2002 Distributions Paid From: Long-term Capital Gain
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ —	$ 432	$ —
T. Rowe Price Small Cap Value	—	—	337	13
Aggressive Growth Stock	—	—	1,101	24,420
International Growth	420	—	186	—
Franklin Templeton International Equity	11,039	—	13,714	—
AllianceBernstein Mid Cap Value	541	—	—	—
Index 400 Stock	1,934	—	1,830	—
Janus Capital Appreciation	91	—	—	—
Growth Stock	4,774	—	7,118	—
Large Cap Core Stock	3,770	—	4,121	—
Capital Guardian Domestic Equity	1,804	—	882	—
T. Rowe Price Equity Income	651	—	—	—
Index 500 Stock	21,914	8,037	21,302	35,471
Asset Allocation	2,122	—	1,415	—
Balanced	85,974	—	106,128	—
High Yield Bond	362	—	14,697	—
Select Bond	38,274	—	24,835	—
Money Market	5,836	—	7,657	—

As of December 31, 2003, the tax basis amounts were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-term Gains	Accumulated Losses	Unrealized Appreciation (Depreciation)*
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ —	$ (25,729)	$ 51,669
T. Rowe Price Small Cap Value	910	1,328	—	20,392
Aggressive Growth Stock	—	—	(203,512)	185,769
International Growth	3	—	(5,314)	15,325
Franklin Templeton International Equity	14,574	—	(120,332)	139,302
AllianceBernstein Mid Cap Value	81	4	—	9,022
Index 400 Stock	2,523	1,898	(11)	42,133
Janus Capital Appreciation	—	—	(103)	5,630
Growth Stock	4,542	—	(95,156)	79,099
Large Cap Core Stock	4,200	—	(165,024)	36,867
Capital Guardian Domestic Equity	19	—	(3,619)	18,114
T. Rowe Price Equity Income	196	—	—	6,651
Index 500 Stock	27,070	15,711	—	365,026
Asset Allocation	—	—	(556)	11,996
Balanced	79,236	98,120	—	564,143
High Yield Bond	14,552	—	(76,427)	10,104
Select Bond	38,966	4,298	—	(2,615)
Money Market	—	—	—	—

* Differs from disclosures on Schedules of Investments due primarily to other temporary differences between book and tax.

Note 14 — Effective January 31st, 2003 the J.P. Morgan Select Growth and Income Stock Portfolio experienced name and manager changes. The Large Cap Core Stock Portfolio, formerly known as the J.P. Morgan Select Growth and Income Stock Portfolio, is managed by Mason Street Advisors, LLC.

Northwestern Mutual Series Fund, Inc.

The name, age and address of the directors, as well as their affiliations, positions held with the Fund, principal occupations during the past five years and the number of portfolios overseen in the Northwestern Mutual fund complex, are shown below. Effective May 1, 2003, each director shall serve for a twelve-year term commencing May 1, 2003 or until their earlier death, resignation, retirement or removal from office and election and qualification of their successors. The statement of additional information contains additional information about Fund directors and is available without charge, upon request, by calling 1-888-627-6678.

Independent Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Louis A. Holland (62) Suite 700 1 North Wacker Drive Chicago, IL 60606	Director	Since 2003	29	Packaging Corporation of America; Lou Holland Growth Fund
Principal Occupation During Past 5 Years: Managing Partner and Chief Investment Officer, Holland Capital Management, L.P.; Portfolio Manager, Lou Holland Growth Fund				
Elizabeth L. Majers (45) 370 Shadowood Lane Northfield, IL 60093	Director	Since 2003	29	None
Principal Occupation During Past 5 Years: Partner, McDermott, Will & Emery (international law firm)				
William A. McIntosh (64) 525 Sheridan Road Kenilworth, IL 60043	Director	Since 1997	29	MGIC Investment Corporation; Comdisco Holding Company, Inc.
Principal Occupation During Past 5 Years: Financial consulting since 1998; Adjunct Faculty Member, Howard University				
Michael G. Smith (59) 221 North Adams Hinsdale, IL 60521	Director	Since 2003	29	Trustee of Ivy Fund
Principal Occupation During Past 5 Years: Private investor; retired since 1999. From 1987 to 1999, Managing Director, Corporate and Institutional Client Group, Central Region, Merrill Lynch and Co., Inc.				
Martin F. Stein (66) 1800 East Capitol Drive Milwaukee, WI 53211	Director	Since 1995	29	Koss Corporation
Principal Occupation During Past 5 Years: Former Chairman of Eyecare One, Inc., which includes Stein Optical and Eye Q optical centers (retail sales of eyewear)				

Other Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Stephen N. Graff (69) 805 Lone Tree Road Elm Grove, WI 53122	Director	Since 1995	29	Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: Retired Partner, Arthur Andersen LLP (public accountants)				
Edward J. Zore (58) 720 East Wisconsin Avenue Milwaukee, WI 53202	Chairman and Director	Since 2000	29	Manpower, Inc.; Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: President and Chief Executive Officer of Northwestern Mutual since 2001; President, 2000-2001; prior thereto, Executive Vice President				

Officers

Name	Title
Mark G. Doll	President
Walter M. Givler	Chief Financial Officer
Merrill C. Lundberg	Secretary
Barbara E. Courtney	Controller

Fidelity® Variable Insurance Products:
Mid Cap Portfolio

Annual Report
December 31, 2003



Contents

This report and the financial statements contained herein are submitted for the general information of the shareholders of the fund. This report is not authorized for distribution to prospective investors in the fund unless preceded or accompanied by an effective prospectus.

Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve Board or any other agency, and are subject to investment risks, including possible loss of principal amount invested.

Neither the fund nor Fidelity Distributors Corporation is a bank.

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the class' dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. During periods of reimbursement by Fidelity, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended December 31, 2003	Past 1 year	Past 5 years	Life of fund[A]
Fidelity ® VIP: Mid Cap Portfolio — Initial Class	38.64%	19.25%	19.93%
Fidelity VIP: Mid Cap Portfolio — Service Class[B]	38.52%	19.13%	19.81%
Fidelity VIP: Mid Cap Portfolio — Service Class 2[C]	38.31%	18.98%	19.66%

A *From December 28, 1998.*

B *Performance for Service Class shares reflects an asset based distribution fee (12b-1).*

C *The initial offering of Service Class 2 shares took place January 12, 2000. Performance for Service Class 2 shares reflects an asset based distribution fee (12b-1 fee). Returns from December 28, 1998 to January 12, 2000 are those of Service Class which reflect a different 12b-1 fee. Had Service Class 2's 12b-1 fee been reflected, returns prior to January 12, 2000 would have been lower.*

$10,000 Over Life of Fund

Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Mid Cap Portfolio — Initial Class on December 28, 1998, when the fund started. The chart shows how the value of your investment would have changed, and also shows how the S&P® MidCap 400 Index did over the same period.


Fidelity VIP: Mid Cap - Initial Class
S&P MidCap 400
25,000
22,500
20,000
17,500
15,000
12,500
$ 10,000
$24,862
$16,383
1999
2000
2001
2002
2003

Management's Discussion of Fund Performance

Comments from Tom Allen, Portfolio Manager of Fidelity® Variable Insurance Products: Mid Cap Portfolio

U.S. equity markets snapped a three-year losing streak in 2003, rebounding on the strength of the lowest interest rates in decades, improved corporate profits and a resurgent economy. For the year overall, the Standard & Poor's 500SM Index gained 28.69%, the Dow Jones Industrial AverageSM rose 28.14% and the NASDAQ Composite® Index advanced 50.77%. Small-cap stocks led the charge, particularly lower-quality issues in cyclical industries such as biotechnology and the Internet. As a result, the Russell 2000® Index had its best calendar year ever, climbing 47.25%. The start of the year gave little indication of the strong performance to come, as the hangover of corporate governance scandals and an impending war with Iraq clouded the outlook for 2003. However, investors were encouraged by solid gross domestic product (GDP) growth in the first two quarters of 2003, and what seemed to be a quick resolution to the Iraqi conflict. Federal tax cuts and a boom in mortgage refinancing further boosted the markets and put more discretionary income in consumers' pockets. In the third quarter, GDP growth grew 8.2%, its highest level since 1984.

For the 12-month period that ended December 31, 2003, the fund posted strong positive returns, outperforming both the Standard & Poor's® MidCap 400 Index, which gained 35.62%, and the LipperSM Variable Annuity Mid-Cap Funds Average, which rose 35.40%. The fund's significant overweighting in strong-performing materials stocks, including base metals such as copper and zinc — as well as big positions in gold mining issues — provided a large part of the fund's positive performance. Favorable stock selection in areas such as biotechnology, energy and health care equipment also contributed solid gains. Among the top contributors were gold producer Newmont Mining and Invitrogen, a life sciences technology company. Performance suffered because of the fund's overly cautious stance, particularly early in the period, which resulted in an unusually large position in cash and a significant underweighting in the resurgent semiconductor industry. Several gold mining stocks that did well in 2002 — Meridian Gold and Agnico-Eagle, for example — hurt performance in 2003 as investors reduced their exposure to these issues.

The views expressed in this statement reflect those of the portfolio manager only through the end of the period of the report as stated on the cover and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Investment Summary

Top Five Stocks as of December 31, 2003

	% of fund's net assets
Newmont Mining Corp.	5.6
Invitrogen Corp.	3.4
Symbol Technologies, Inc.	2.3
Meridian Gold, Inc.	2.1
Freeport-McMoRan Copper & Gold, Inc. Class B	2.1
	15.5

Top Five Market Sectors as of December 31, 2003

	% of fund's net assets
Materials	22.7
Health Care	21.3
Consumer Discretionary	14.0
Energy	11.7
Information Technology	8.9

Asset Allocation as of December 31, 2003

% of fund's net assets*

■ Stocks	96.8%
□ Short-Term Investments and Net Other Assets	3.2%
**Foreign investments*	*26.0%*



Investments December 31, 2003

Showing Percentage of Net Assets

Common Stocks – 96.8%

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – 14.0%		
Auto Components – 1.1%		
Autoliv, Inc.	77,900	$ 2,932,935
China Yuchai International Ltd.	100	3,060
Gentex Corp.	391,500	17,288,640
IMPCO Technologies, Inc. (a)	203,100	1,771,032
Johnson Controls, Inc.	100	11,612
Starcraft Corp.	100	3,252
Superior Industries International, Inc.	121,800	5,300,736
		27,311,267
Automobiles – 0.0%		
Fiat Spa sponsord ADR	100	774
Harley-Davidson, Inc.	100	4,753
Monaco Coach Corp. (a)	200	4,760
Thor Industries, Inc.	100	5,622
		15,909
Distributors – 0.0%		
Advanced Marketing Services, Inc.	100	1,140
Educational Development Corp.	100	1,103
Li & Fung Ltd.	2,000	3,426
		5,669
Hotels, Restaurants & Leisure – 2.7%		
Applebee's International, Inc.	100	3,927
GTECH Holdings Corp.	22	1,067
Krispy Kreme Doughnuts, Inc. (a)	93,000	3,403,800
Outback Steakhouse, Inc.	849,600	37,560,816
P.F. Chang's China Bistro, Inc. (a)	100	5,088
Panera Bread Co. Class A (a)	100	3,953
Red Robin Gourmet Burgers, Inc. (a)	92,000	2,800,480
Sonic Corp. (a)	670,750	20,538,365
Starbucks Corp. (a)	100	3,306
Total Entertainment Restaurant Corp. (a)	100	1,208
		64,322,010
Household Durables – 2.9%		
Alba PLC	718,435	8,146,018
CFM, Inc. (a)	100	843
Fedders Corp.	100	720
Fedders Corp. rights 1/16/04 (a)	100	6
Garmin Ltd.	565,100	30,786,648
Harman International Industries, Inc.	320,000	23,673,600
Hovnanian Enterprises, Inc. Class A (a)	100	8,706
Lennar Corp.:		
Class A	100	9,600
Class B	10	914
Mohawk Industries, Inc. (a)	100	7,054
Sekisui House Ltd.	800,000	8,305,851
Techtronic Industries Co.	2,000	5,552
The Stanley Works	100	3,787
William Lyon Homes, Inc. (a)	100	6,277
		70,955,576
Internet & Catalog Retail – 0.0%		
1-800-FLOWERS.com, Inc. Class A (a)	200	$ 2,212
Alloy, Inc. (a)	100	521
Drugstore.com, Inc. (a)	100	551
eBay, Inc. (a)	100	6,459
GSI Commerce, Inc. (a)	100	976
InterActiveCorp (a)	487	16,524
J. Jill Group, Inc. (a)	100	1,271
Netflix, Inc. (a)	200	10,938
Sportsmans Guide, Inc. (a)	100	1,715
		41,167
Leisure Equipment & Products – 0.0%		
Arctic Cat, Inc.	100	2,470
Leapfrog Enterprises, Inc. Class A (a)	100	2,653
Mega Bloks, Inc. (a)	100	1,773
Oakley, Inc.	100	1,384
Polaris Industries, Inc.	100	8,858
SCP Pool Corp. (a)	150	4,902
SHIMANO, Inc.	100	2,082
		24,122
Media – 1.1%		
Astral Media, Inc. Class A (non-vtg.)	408,000	8,822,387
Catalina Marketing Corp. (a)	443,000	8,930,880
Chum Ltd. Class B (non-vtg.)	100	4,857
Cumulus Media, Inc. Class A (a)	100	2,200
E.W. Scripps Co. Class A	100	9,414
EchoStar Communications Corp. Class A (a)	100	3,400
Entercom Communications Corp. Class A (a)	100	5,296
Entravision Communications Corp. Class A (a)	100	1,110
Fox Entertainment Group, Inc. Class A (a)	100	2,915
Getty Images, Inc. (a)	100	5,013
Grupo Televisa SA de CV sponsored ADR	191,900	7,649,134
Harris Interactive, Inc. (a)	100	830
Hughes Electronics Corp. (a)	82	1,357
Modern Times Group AB (MTG) (B Shares) (a)	66,100	1,391,415
News Corp. Ltd. sponsored ADR	9	272
Omnicom Group, Inc.	100	8,733
Pixar (a)	100	6,929
Radio One, Inc. Class A (a)	100	1,955
Reader's Digest Association, Inc. (non-vtg.)	100	1,466
Saga Communications, Inc. Class A (a)	100	1,853
SBS Broadcasting SA (a)	100	3,260
Scholastic Corp. (a)	100	3,404
TiVo, Inc. (a)	100	740
Torstar Corp. Class B	100	2,236
Univision Communications, Inc. Class A (a)	100	3,969

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – continued		
Media – continued		
Washington Post Co. Class B	100	$ 79,140
Westwood One, Inc. (a)	100	3,421
		26,947,586
Multiline Retail – 0.2%		
99 Cents Only Stores (a)	143,700	3,912,951
Big Lots, Inc. (a)	100	1,421
Dollar General Corp.	100	2,099
Dollar Tree Stores, Inc. (a)	100	3,006
Family Dollar Stores, Inc.	100	3,588
Fred's, Inc. Class A	100	3,098
Kohl's Corp. (a)	100	4,494
Tuesday Morning Corp. (a)	44,200	1,337,050
		5,267,707
Specialty Retail – 4.4%		
Abercrombie & Fitch Co. Class A (a)	100	2,471
AC Moore Arts & Crafts, Inc. (a)	580,300	11,176,578
Advance Auto Parts, Inc. (a)	100	8,140
AutoZone, Inc. (a)	100	8,521
Bed Bath & Beyond, Inc. (a)	100	4,335
Best Buy Co., Inc.	200	10,448
Cache, Inc. (a)	100	2,083
CarMax, Inc. (a)	473,700	14,651,541
Chico's FAS, Inc. (a)	42,700	1,577,765
Christopher & Banks Corp.	84,751	1,655,187
Claire's Stores, Inc.	205,900	3,879,156
Cole National Corp. Class A (a)	100	2,000
Cost Plus, Inc. (a)	26,900	1,102,900
Deb Shops, Inc.	100	2,150
Forzani Group Ltd. Class A (a)	100	1,253
Genesco, Inc. (a)	100	1,513
Group 1 Automotive, Inc. (a)	100	3,619
Guitar Center, Inc. (a)	100	3,258
Hibbett Sporting Goods, Inc. (a)	100	2,980
Hot Topic, Inc. (a)	1,141,450	33,627,117
Jos. A. Bank Clothiers, Inc. (a)	100	3,469
KOMERI Co. Ltd.	528,900	12,301,889
Michaels Stores, Inc.	100	4,420
Nitori Co. Ltd.	148,200	9,270,872
O'Reilly Automotive, Inc. (a)	100	3,836
Pacific Sunwear of California, Inc. (a)	199,300	4,209,216
Peacock Group PLC	1,258,300	4,313,895
PETsMART, Inc.	100	2,380
Pier 1 Imports, Inc.	100	2,186
RONA, Inc. (a)	100,000	2,404,409
Ross Stores, Inc.	296,600	7,839,138
Select Comfort Corp. (a)	100	2,476
Sharper Image Corp. (a)	100	3,265
Shimamura Co. Ltd.	100	6,828
Sports Authority, Inc. (a)	100	3,840
Staples, Inc. (a)	100	2,730
Talbots, Inc.	100	$ 3,078
TBC Corp. (a)	100	2,581
The Bombay Company, Inc. (a)	100	814
Tiffany & Co., Inc.	100	4,520
TJX Companies, Inc.	100	2,205
Too, Inc. (a)	100	1,688
Tractor Supply Co. (a)	100	3,889
Urban Outfitters, Inc. (a)	200	7,410
Weight Watchers International, Inc. (a)	100	3,837
Williams-Sonoma, Inc. (a)	200	6,954
		108,134,840
Textiles Apparel & Luxury Goods – 1.6%		
Adidas-Salomon AG	100	11,359
Brown Shoe Co., Inc.	100	3,793
Coach, Inc. (a)	200	7,550
Columbia Sportswear Co. (a)	626,200	34,127,900
Compagnie Financiere Richemont unit	100	2,394
DHB Industries, Inc. (a)	100	700
Fossil, Inc. (a)	145,300	4,069,853
Gildan Activewear, Inc. Class A (sub. vtg.) (a)	100	3,088
K-Swiss, Inc. Class A	200	4,812
Kenneth Cole Productions, Inc. Class A	100	2,940
Liz Claiborne, Inc.	100	3,546
NIKE, Inc. Class B	100	6,846
Quiksilver, Inc. (a)	200	3,546
Ted Baker PLC	25,000	154,678
The Swatch Group AG (Bearer)	100	11,972
Timberland Co. Class A (a)	100	5,207
Vans, Inc. (a)	100	1,141
		38,421,325
TOTAL CONSUMER DISCRETIONARY		341,447,178
CONSUMER STAPLES – 3.0%		
Beverages – 0.0%		
Boston Beer Co., Inc. Class A (a)	100	1,814
Companhia de Bebidas das Americas (AmBev) sponsored ADR	29,100	742,341
Fomento Economico Mexicano SA de CV sponsored ADR	100	3,688
Grupo Modelo SA de CV Series C	100	241
Harbin Brewery Group Ltd.	2,000	805
Tsingtao Brewery Co. Ltd. (H Shares)	1,000	1,172
		750,061
Food & Staples Retailing – 0.2%		
Companhia Brasileira de Distribuicao Grupo Pao de Acucar sponsored ADR	100	2,515
Costco Wholesale Corp. (a)	100	3,718
Plant Co. Ltd. (a)	30,100	468,620
United Natural Foods, Inc. (a)	100	3,591
Whole Foods Market, Inc.	64,100	4,303,033
		4,781,477

See accompanying notes which are an integral part of the financial statements.

Common Stocks - continued

	Shares	Value (Note 1)
CONSUMER STAPLES - continued		
Food Products - 2.5%		
Central Garden & Pet Co. Class A (a)	100	$ 2,803
Delta & Pine Land Co.	152,200	3,865,880
Fresh Del Monte Produce, Inc.	100	2,383
Green Mountain Coffee Roasters, Inc. (a)	245,895	5,660,503
Hershey Foods Corp.	244,300	18,808,657
Horizon Organic Holding Corp. (a)	40,600	972,370
IAWS Group PLC (Ireland)	50	610
Lindt & Spruengli AG (participation certificate)	100	83,038
McCormick & Co., Inc. (non-vtg.)	473,600	14,255,360
Peet's Coffee & Tea, Inc. (a)	100	1,741
PT Indofood Sukses Makmur	34,620,000	3,289,315
Sensient Technologies Corp.	100	1,977
Smithfield Foods, Inc. (a)	637,600	13,198,320
Tootsie Roll Industries, Inc.	100	3,600
Yakult Honsha Co. Ltd.	1,000	15,709
		60,162,266
Household Products - 0.0%		
Uni-Charm Corp.	100	4,943
Personal Products - 0.3%		
Alberto-Culver Co. Class B	100	6,308
Hengan International Group Co. Ltd. (a)	9,002,000	4,840,969
Kose Corp.	77,600	2,809,283
NBTY, Inc. (a)	100	2,686
USANA Health Sciences, Inc. (a)	200	6,120
		7,665,366
TOTAL CONSUMER STAPLES		73,364,113
ENERGY - 11.7%		
Energy Equipment & Services - 6.6%		
BJ Services Co. (a)	622,810	22,358,879
Cal Dive International, Inc. (a)	135,000	3,254,850
Carbo Ceramics, Inc.	115,700	5,929,625
Cooper Cameron Corp. (a)	154,000	7,176,400
Core Laboratories NV (a)	100	1,669
Global Industries Ltd. (a)	342,000	1,761,300
GlobalSantaFe Corp.	490,350	12,175,391
Helmerich & Payne, Inc.	96,000	2,681,280
Matrix Service Co. (a)	200	3,630
Nabors Industries Ltd. (a)	38,800	1,610,200
National-Oilwell, Inc. (a)	430,600	9,628,216
Noble Corp. (a)	200,800	7,184,624
NS Group, Inc. (a)	130,300	1,263,910
Oceaneering International, Inc. (a)	877,400	24,567,200
Pason Systems, Inc.	296,300	5,756,059
Pioneer Drilling Co. (a)	13,900	67,415
Pride International, Inc. (a)	519,500	9,683,480
Smith International, Inc. (a)	233,890	9,711,113
Tidewater, Inc.	580,150	17,334,882
Varco International, Inc. (a)	656,648	$ 13,546,638
W-H Energy Services, Inc. (a)	358,400	5,806,080
		161,502,841
Oil & Gas - 5.1%		
Apache Corp.	500,220	40,567,842
Burlington Resources, Inc.	109,600	6,069,648
China Petroleum & Chemical Corp. sponsored ADR	100	4,441
Comstock Resources, Inc. (a)	373,200	7,202,760
Golar LNG Ltd. (a)	145,600	2,084,084
Golar LNG Ltd. (Nasdaq) (a)	70	1,000
Niko Resources Ltd.	138,000	2,882,979
Nuevo Energy Co. (a)	117,800	2,847,226
OAO Gazprom sponsored ADR	100	2,590
Petro-Canada	100	4,927
PetroChina Co. Ltd. sponsored ADR	100	5,705
PetroKazakhstan, Inc. Class A (a)	1,292,100	29,154,924
Petroleo Brasileiro SA Petrobras sponsored ADR	100	2,924
Pioneer Natural Resources Co. (a)	309,500	9,882,335
Pogo Producing Co.	169,600	8,191,680
Suncor Energy, Inc.	117,200	2,936,324
Surgutneftegaz JSC sponsored ADR	100	2,940
Talisman Energy, Inc.	152,400	8,637,410
Western Gas Resources, Inc.	40,000	1,890,000
World Fuel Services Corp.	18,294	621,081
XTO Energy, Inc.	100	2,830
YUKOS Corp. sponsored ADR	100	4,200
		122,999,850
TOTAL ENERGY		284,502,691
FINANCIALS - 5.7%		
Capital Markets - 0.2%		
A.G. Edwards, Inc.	100	3,623
Charles Schwab Corp.	100	1,184
E*TRADE Group, Inc. (a)	100	1,265
Eaton Vance Corp. (non-vtg.)	100	3,664
Federated Investors, Inc. Class B (non-vtg.)	100	2,936
Franklin Resources, Inc.	100	5,206
International Assets Holding Corp. (a)	100	594
Investment Technology Group, Inc. (a)	100	1,615
Investors Financial Services Corp.	100	3,841
Mitsubishi Securities Co. Ltd.	538,000	5,888,432
T. Rowe Price Group, Inc.	200	9,482
		5,921,842
Commercial Banks - 0.9%		
Banco Itau Holding Financeira SA sponsored ADR	100	4,877
BOK Financial Corp.	100	3,872
Boston Private Financial Holdings, Inc.	142,900	3,549,636
Bryn Mawr Bank Corp.	20	490

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
FINANCIALS – continued		
Commercial Banks – continued		
Cathay General Bancorp	10	$ 557
Charter One Financial, Inc.	100	3,455
City National Corp.	100	6,212
CVB Financial Corp.	110	2,122
East West Bancorp, Inc.	100	5,368
First Tennessee National Corp.	100	4,410
Great Southern Bancorp, Inc.	100	4,637
Hancock Holding Co.	150	8,186
Harleysville National Corp., Pennsylvania	125	3,763
Independent Bank Corp., Massachusetts	100	2,882
International Bancshares Corp.	100	4,715
Kookmin Bank sponsored ADR	100	3,784
Lakeland Financial Corp.	100	3,532
M&T Bank Corp.	100	9,830
Marshall & Ilsley Corp.	100	3,825
Nara Bancorp, Inc.	137,190	3,745,287
National Commerce Financial Corp.	100	2,728
North Fork Bancorp, Inc., New York	100	4,047
Pacific Capital Bancorp	100	3,682
PrivateBancorp, Inc.	100	4,552
Resource Bankshares Corp.	150	4,730
SouthTrust Corp.	100	3,273
State Bancorp, Inc., New York	100	2,426
State Bank of India	70,900	836,814
Sterling Bancshares, Inc.	10	133
Sumitomo Trust & Banking Ltd.	1,643,000	9,707,886
Synovus Financial Corp.	100	2,892
TCF Financial Corp.	100	5,135
Texas Regional Bancshares, Inc. Class A	100	3,700
Tompkins Trustco, Inc.	100	4,605
UCBH Holdings, Inc.	100	3,897
UnionBanCal Corp.	100	5,754
Valley National Bancorp	100	2,920
West Coast Bancorp, Oregon	100	2,134
Westcorp	100	3,655
Wintrust Financial Corp.	60,400	2,724,040
Zions Bancorp	100	6,133
		20,706,576
Consumer Finance – 0.0%		
American Express Co.	100	4,823
Capital One Financial Corp.	100	6,129
First Cash Financial Services, Inc. (a)	100	2,564
Student Loan Corp.	100	14,600
		28,116
Diversified Financial Services – 0.0%		
Deutsche Boerse AG	100	5,453
eSpeed, Inc. Class A (a)	100	2,341
Moody's Corp.	100	6,055
Power Financial Corp.	100	3,818
Principal Financial Group, Inc.	100	$ 3,307
TSX Group, Inc.	100	3,307
		24,281
Insurance – 2.1%		
ACE Ltd.	100	4,142
AFLAC, Inc.	2,800	101,304
Arthur J. Gallagher & Co.	100	3,249
Erie Indemnity Co. Class A	100	4,238
Great-West Lifeco, Inc.	100	3,508
Hilb, Rogal & Hamilton Co.	100	3,207
MBIA, Inc.	22,700	1,344,521
Mercury General Corp.	34,500	1,605,975
MetLife, Inc.	100	3,367
Ohio Casualty Corp. (a)	100	1,736
Old Republic International Corp.	150	3,804
PartnerRe Ltd.	100	5,805
Progressive Corp.	63,900	5,341,401
Protective Life Corp.	69,300	2,345,112
Reinsurance Group of America, Inc.	456,400	17,639,860
StanCorp Financial Group, Inc.	100	6,288
UICI (a)	100	1,328
UnumProvident Corp.	100	1,577
W.R. Berkley Corp.	654,275	22,866,911
Zenith National Insurance Corp.	300	9,765
		51,297,098
Real Estate – 2.1%		
Equity Residential (SBI)	100	2,951
Pan Pacific Retail Properties, Inc.	200,000	9,530,000
Plum Creek Timber Co., Inc.	132,400	4,031,580
ProLogis	298,200	9,569,238
Simon Property Group, Inc.	595,700	27,604,738
		50,738,507
Thrifts & Mortgage Finance – 0.4%		
Doral Financial Corp.	99,300	3,205,404
Farmer Mac Class C (non-vtg.) (a)	134,600	4,301,816
Golden West Financial Corp., Delaware	14,970	1,544,754
MGIC Investment Corp.	100	5,694
NetBank, Inc.	57,700	770,295
New York Community Bancorp, Inc.	100	3,805
R&G Financial Corp. Class B	100	3,980
Sterling Financial Corp. (a)	100	3,423
W Holding Co., Inc.	153	2,847
		9,842,018
TOTAL FINANCIALS		138,558,438
HEALTH CARE – 21.3%		
Biotechnology – 8.9%		
Actelion Ltd. (Reg.) (a)	100	10,763
Affymetrix, Inc. (a)	100	2,461
Bachem Holding AG (B Shares)	100	5,115
Biogen Idec, Inc. (a)	315	11,586

See accompanying notes which are an integral part of the financial statements.

Common Stocks - continued

	Shares	Value (Note 1)
HEALTH CARE – continued		
Biotechnology – continued		
BioSource International, Inc. (a)	100	$ 677
Caliper Technologies Corp. (a)	100	658
Cell Genesys, Inc. (a)	100	1,294
Celltech Group PLC sponsored ADR (a)	100	1,336
Charles River Laboratories International, Inc. (a)	1,097,200	37,666,876
Ciphergen Biosystems, Inc. (a)	100	1,124
Connetics Corp. (a)	100	1,816
Dendreon Corp. (a)	146,900	1,184,014
Digene Corp. (a)	31,900	1,279,190
Enzon Pharmaceuticals, Inc. (a)	100	1,200
Exact Sciences Corp. (a)	100	1,012
Gen-Probe, Inc. (a)	200	7,294
Genencor International, Inc. (a)	100	1,575
Genentech, Inc. (a)	100	9,357
Gilead Sciences, Inc. (a)	100	5,814
Global Bio-Chem Technology Group Co. Ltd.	1,528,000	944,716
Harvard Bioscience, Inc. (a)(c)	2,802,200	24,939,580
IDEXX Laboratories, Inc. (a)	138,400	6,405,152
Ilex Oncology, Inc. (a)	100	2,125
ImmunoGen, Inc. (a)	100	505
Invitrogen Corp. (a)	1,187,700	83,139,000
Kosan Biosciences, Inc. (a)	100	986
Martek Biosciences (a)	27,700	1,799,669
MedImmune, Inc. (a)	100	2,540
Myriad Genetics, Inc. (a)	100	1,286
Nabi Biopharmaceuticals (a)	55,300	702,863
Neogen Corp. (a)	15,545	385,050
ONYX Pharmaceuticals, Inc. (a)	23,400	660,582
PRAECIS Pharmaceuticals, Inc. (a)	214,900	1,383,956
QIAGEN NV (a)	3,571,000	42,709,160
Seattle Genetics, Inc. (a)	100	858
Serologicals Corp. (a)	12,300	228,780
Strategic Diagnostics, Inc. (a)	626,000	2,960,980
Tanox, Inc. (a)	100	1,485
Techne Corp. (a)	242,300	9,154,094
Telik, Inc. (a)	65,800	1,514,058
Trimeris, Inc. (a)	100	2,098
United Therapeutics Corp. (a)	100	2,295
		217,134,980
Health Care Equipment & Supplies – 2.2%		
Abaxis, Inc. (a)	184,800	3,348,576
Advanced Medical Optics, Inc. (a)	100	1,965
Advanced Neuromodulation Systems, Inc. (a)	150	6,897
Alcon, Inc.	100	6,054
Align Technology, Inc. (a)	100	1,652
Apogent Technologies, Inc. (a)	100	2,304
Arthrocare Corp. (a)	100	2,450
Becton, Dickinson & Co.	100	4,114
Biacore International AB sponsored ADR	100	$ 2,292
Bio-Rad Laboratories, Inc. Class A (a)	100	5,767
Biomet, Inc.	100	3,641
Biosite, Inc. (a)	100	2,895
Bruker BioSciences Corp. (a)	163	742
C.R. Bard, Inc.	100	8,125
Candela Corp. (a)	240,900	4,379,562
Cardiodynamics International Corp. (a)	100	597
Chromavision Medical Systems, Inc. (a)	100	319
Closure Medical Corp. (a)	13,300	451,269
CNS., Inc.	100	1,370
Cooper Companies, Inc.	100	4,713
CTI Molecular Imaging, Inc. (a)	100	1,691
Cyberonics, Inc. (a)	100	3,201
Cytyc Corp. (a)	100	1,376
DENTSPLY International, Inc.	100	4,517
Diagnostic Products Corp.	100	4,591
Edwards Lifesciences Corp. (a)	935,000	28,124,800
Epix Medical, Inc. (a)	229,800	3,741,144
Guidant Corp.	3,800	228,760
HealthTronics Surgical Services, Inc. (a)	63,800	398,750
ICU Medical, Inc. (a)	18,400	630,752
Illumina, Inc. (a)	100	705
Immucor, Inc. (a)	21,400	436,346
INAMED Corp. (a)	150	7,209
Integra LifeSciences Holdings Corp. (a)	98,400	2,817,192
Interpore International, Inc. (a)	100	1,300
Kensey Nash Corp. (a)	100	2,325
Merit Medical Systems, Inc. (a)	133	2,968
Millipore Corp. (a)	76,000	3,271,800
Molecular Devices Corp. (a)	100	1,899
Nobel Biocare Holding AG (Switzerland)	100	10,098
Nutraceutical International Corp. (a)	100	1,102
Osteotech, Inc. (a)	100	880
PolyMedica Corp.	200	5,262
Schick Technologies, Inc. (a)	52,700	389,980
Sola International, Inc. (a)	80,200	1,507,760
Sonic Innovations, Inc. (a)	161,800	1,043,610
SonoSight, Inc. (a)	100	2,144
St. Jude Medical, Inc. (a)	100	6,135
SurModics, Inc. (a)	100	2,390
Synovis Life Technologies, Inc. (a)	100	2,034
Synthes-Stratec, Inc.	100	98,678
Tecan Group AG	100	4,821
Therasense, Inc. (a)	100	2,030
Thoratec Corp. (a)	100	1,301
TriPath Imaging, Inc. (a)	100	780
Varian Medical Systems, Inc. (a)	58,100	4,014,710
Ventana Medical Systems, Inc. (a)	100	3,940
VSM MedTech Ltd. (a)	100	347
Wilson Greatbatch Technologies, Inc. (a)	100	4,227
Wright Medical Group, Inc. (a)	100	3,044

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
HEALTH CARE – continued		
Health Care Equipment & Supplies – continued		
Young Innovations, Inc.	100	$ 3,600
Zimmer Holdings, Inc. (a)	100	7,040
		55,032,543
Health Care Providers & Services – 8.3%		
Accredo Health, Inc. (a)	100	3,161
AdvancePCS Class A (a)	587,600	30,943,016
Advisory Board Co. (a)	100	3,491
American Healthways, Inc. (a)	120,200	2,869,174
AMERIGROUP Corp. (a)	49,400	2,106,910
AmSurg Corp. (a)	100	3,789
Anthem, Inc. (a)	100	7,500
Caremark Rx, Inc. (a)	1,231,100	31,183,763
Cerner Corp. (a)	560,200	21,203,570
CIGNA Corp.	100	5,750
Computer Programs & Systems, Inc.	100	2,012
Covance, Inc. (a)	60,000	1,608,000
Coventry Health Care, Inc. (a)	81,800	5,275,282
Dendrite International, Inc. (a)	100	1,567
Dynacq Healthcare, Inc. (a)	100	768
Eclipsys Corp. (a)	100	1,164
eResearchTechnology, Inc. (a)	22,500	571,950
Express Scripts, Inc. (a)	46,200	3,069,066
First Health Group Corp. (a)	9,800	190,708
Health Management Associates, Inc. Class A	652,200	15,652,800
HealthExtras, Inc. (a)	100	1,340
ICON PLC sponsored ADR (a)	36,100	1,573,960
IDX Systems Corp. (a)	100	2,682
IMS Health, Inc.	1,757,800	43,698,908
Inveresk Research Group, Inc. (a)	357,600	8,843,448
iSoft Group PLC	602,200	3,986,631
Laboratory Corp. of America Holdings (a)	100	3,695
Lifeline Systems, Inc. (a)	200	3,800
Lincare Holdings, Inc. (a)	90,000	2,702,700
McKesson Corp.	3,500	112,560
MIM Corp. (a)	100	703
NDCHealth Corp.	100	2,562
Odyssey Healthcare, Inc. (a)	200	5,852
Omnicare, Inc.	100	4,039
Orthodontic Centers of America, Inc. (a)	100	805
Oxford Health Plans, Inc.	100	4,350
PAREXEL International Corp. (a)	100	1,626
Patterson Dental Co. (a)	100	6,416
Pediatrix Medical Group, Inc. (a)	100	5,509
Per-Se Technologies, Inc. (a)	100	1,526
Pharmaceutical Product Development, Inc. (a)	421,100	11,357,067
Quest Diagnostics, Inc.	200	14,622
Renal Care Group, Inc. (a)	100	4,120
ResCare, Inc. (a)	1,188,803	9,629,304
Tripos, Inc. (a)	100	$ 669
TriZetto Group, Inc. (a)	100	645
Vital Images, Inc. (a)	68,100	1,214,904
WebMD Corp. (a)	451,300	4,057,187
WellPoint Health Networks, Inc. (a)	100	9,699
		201,954,770
Pharmaceuticals – 1.9%		
Able Laboratories, Inc. (a)	100	1,807
Allergan, Inc.	100	7,681
Alpharma, Inc. Class A	100	2,010
Altana AG sponsored ADR	100	6,030
American Pharmaceutical Partners, Inc. (a)	150	5,040
Bentley Pharmaceuticals, Inc. (a)	100	1,330
Caraco Pharmaceutical Laboratories Ltd. (a)	100	748
Cipla Ltd.	100	2,887
Dr. Reddy's Laboratories Ltd. ADR	238,300	7,542,195
Endo Pharmaceuticals Holdings, Inc. (a)	200	3,852
Flamel Technologies SA sponsored ADR (a)	100	2,679
Forest Laboratories, Inc. (a)	200	12,360
Guilford Pharmaceuticals, Inc. (a)	524,500	3,556,110
King Pharmaceuticals, Inc. (a)	100	1,526
KV Pharmaceutical Co. Class A (a)	150	3,825
Mylan Laboratories, Inc.	151,350	3,823,101
Novo Nordisk AS Series B	100	4,065
Perrigo Co.	347,200	5,457,984
Pharmaceutical Resources, Inc. (a)	7,700	501,655
Pure World, Inc. (a)	100	251
Ranbaxy Laboratories Ltd. sponsored GDR	270,300	6,892,650
Salix Pharmaceuticals Ltd. (a)	100	2,267
SICOR, Inc. (a)	231,800	6,304,960
Stada Arzneimittel AG	190,365	11,776,649
SuperGen, Inc. (a)	100	1,100
Teva Pharmaceutical Industries Ltd. sponsored ADR	100	5,671
Watson Pharmaceuticals, Inc. (a)	100	4,600
		45,925,033
TOTAL HEALTH CARE		520,047,326
INDUSTRIALS – 5.2%		
Aerospace & Defense – 1.2%		
Alliant Techsystems, Inc. (a)	100	5,776
Applied Signal Technology, Inc.	100	2,301
Cubic Corp.	100	2,300
DRS Technologies, Inc. (a)	204,900	5,692,122
Embraer – Empresa Brasileira de Aeronautica SA sponsored ADR	100	3,503
Engineered Support Systems, Inc.	225	12,389
General Dynamics Corp.	100	9,039
Herley Industries, Inc. (a)	100	2,070

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INDUSTRIALS – continued		
Aerospace & Defense – continued		
Invision Technologies, Inc. (a)	100	$ 3,357
KVH Industries, Inc. (a)	100	2,747
L-3 Communications Holdings, Inc. (a)	383,800	19,711,968
Rockwell Collins, Inc.	100	3,003
United Defense Industries, Inc. (a)	75,000	2,391,000
		27,841,575
Air Freight & Logistics – 0.0%		
C.H. Robinson Worldwide, Inc.	3,250	123,208
CNF, Inc.	100	3,390
Expeditors International of Washington, Inc.	4,400	165,704
FedEx Corp.	100	6,750
Forward Air Corp. (a)	100	2,750
UTI Worldwide, Inc.	100	3,793
		305,595
Airlines – 0.0%		
Southwest Airlines Co.	100	1,614
Building Products – 0.0%		
American Woodmark Corp.	100	5,505
Quixote Corp.	100	2,441
Simpson Manufacturing Co. Ltd. (a)	100	5,086
Trex Co., Inc. (a)	100	3,798
		16,830
Commercial Services & Supplies – 2.4%		
Administaff, Inc. (a)	100	1,738
Apollo Group, Inc.:		
– University of Phoenix Online (a)	100	6,893
Class A (a)	200	13,600
Avery Dennison Corp.	100	5,602
Benesse Corp.	100	2,453
Bennett Environmental, Inc. (a)	409,600	8,455,973
Bright Horizons Family Solutions, Inc. (a)(c)	685,300	28,782,600
Career Education Corp. (a)	200	8,014
ChoicePoint, Inc. (a)	206,600	7,869,394
Cintas Corp.	100	5,013
Coinstar, Inc. (a)	100	1,806
Corinthian Colleges, Inc. (a)	100	5,556
Corporate Executive Board Co. (a)	100	4,667
CoStar Group, Inc. (a)	100	4,168
Danka Business Systems PLC sponsored ADR (a)	17,000	74,800
DeVry, Inc. (a)	3,900	98,007
Education Management Corp. (a)	200	6,208
FTI Consulting, Inc. (a)	150	3,506
Fullcast Co. Ltd.	2,500	7,784,391
Gevity HR, Inc.	100	2,224
GFK AG	100	2,871
H&R Block, Inc.	100	5,537
Herman Miller, Inc.	100	2,427
HON Industries, Inc.	100	$ 4,332
Ionics, Inc. (a)	100	3,185
ITT Educational Services, Inc. (a)	100	4,697
Labor Ready, Inc. (a)	100	1,310
National Research Corp. (a)	100	1,619
On Assignment, Inc. (a)	124,300	647,603
Princeton Review, Inc. (a)	24,402	237,920
Resources Connection, Inc. (a)	100	2,731
Right Management Consultants, Inc. (a)	100	1,866
Ritchie Brothers Auctioneers, Inc.	100	5,310
Robert Half International, Inc. (a)	24,200	564,828
Stericycle, Inc. (a)	100	4,670
Strayer Education, Inc.	100	10,883
Tetra Tech, Inc. (a)	182,800	4,544,408
Trojan Technologies Corp. (a)	100	567
West Corp. (a)	100	2,323
		59,185,700
Construction & Engineering – 0.3%		
Dycom Industries, Inc. (a)	62,600	1,678,932
EMCOR Group, Inc. (a)	100	4,390
Granite Construction, Inc.	100	2,349
Jacobs Engineering Group, Inc. (a)	113,800	5,463,538
		7,149,209
Electrical Equipment – 0.3%		
AstroPower, Inc. (a)	100	65
Fujikura Ltd.	1,000	5,927
Johnson Electric Holdings Ltd.	500	638
REPower Systems AG	121,500	2,919,146
Rockwell Automation, Inc.	142,500	5,073,000
		7,998,776
Industrial Conglomerates – 0.0%		
Alleghany Corp.	100	22,250
Teleflex, Inc.	100	4,833
		27,083
Machinery – 0.9%		
AGCO Corp. (a)	100	2,014
Cascade Corp.	200	4,460
Ceradyne, Inc. (a)	100	3,406
CNH Global NV	100	1,660
CUNO, Inc. (a)	99,900	4,498,497
Dionex Corp. (a)	100	4,602
ESCO Technologies, Inc. (a)	100	4,365
Graco, Inc.	445,800	17,876,580
Husky Injection Molding Systems Ltd. (a)	100	432
Illinois Tool Works, Inc.	100	8,391
Joy Global, Inc.	100	2,615
Middleby Corp.	100	4,047
PACCAR, Inc.	100	8,512
Pentair, Inc.	100	4,570
Trinity Industries, Inc.	100	3,084

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INDUSTRIALS – continued		
Machinery – continued		
Wabash National Corp. (a)	100	$ 2,930
Zenon Environmental, Inc. (a)	100	1,446
		22,431,611
Marine – 0.1%		
Alexander & Baldwin, Inc.	48,700	1,640,703
Road & Rail – 0.0%		
Canadian National Railway Co.	100	6,321
Heartland Express, Inc.	100	2,419
Knight Transportation, Inc. (a)	100	2,565
Old Dominion Freight Lines, Inc. (a)	100	3,408
		14,713
Trading Companies & Distributors – 0.0%		
Fastenal Co.	200	9,988
Richelieu Hardware Ltd.	100	1,467
		11,455
TOTAL INDUSTRIALS		126,624,864
INFORMATION TECHNOLOGY – 8.9%		
Communications Equipment – 0.4%		
3Com Corp. (a)	100	817
Avocent Corp. (a)	100	3,652
Black Box Corp.	100	4,607
Comtech Telecommunications Corp. (a)	100	2,887
ECtel Ltd. (a)	100	496
Emulex Corp. (a)	100	2,668
Harris Corp.	100	3,795
InterDigital Communication Corp. (a)	100	2,064
Loral Space & Communications Ltd.	67,810	21,360
NETGEAR, Inc.	800	12,792
NetScreen Technologies, Inc. (a)	200	4,950
Packeteer, Inc. (a)	10	170
PC-Tel, Inc. (a)	133,300	1,414,313
Plantronics, Inc. (a)	100	3,265
Polycom, Inc. (a)	200	3,904
QLogic Corp. (a)	81	4,180
QUALCOMM, Inc.	100	5,393
Research in Motion Ltd. (a)	100	6,685
Scientific-Atlanta, Inc.	100	2,730
SeaChange International, Inc. (a)	275,400	4,241,160
SpectraLink Corp.	100	1,917
UTStarcom, Inc. (a)	80,700	2,991,549
ViaSat, Inc. (a)	100	1,914
		8,737,268
Computers & Peripherals – 0.5%		
ActivCard Corp. (a)	273,800	2,157,544
Ambit Microsystems Corp.	2,575,000	6,786,293
Applied Films Corp. (a)	100	3,302
Avid Technology, Inc. (a)	100	4,800
Compal Electronics, Inc.	1,000	1,369
Drexler Technology Corp. (a)	256,926	$ 3,512,178
EMC Corp. (a)	6,300	81,396
iCAD, Inc. (a)	100	528
Lexmark International, Inc. Class A (a)	100	7,864
M-Systems Flash Disk Pioneers Ltd. (a)	900	15,552
Moser-Baer India Ltd.	200	1,503
Network Appliance, Inc. (a)	100	2,053
Overland Storage, Inc. (a)	100	1,880
Psion PLC (a)	100	149
SanDisk Corp. (a)	100	6,114
Stratasys, Inc. (a)	150	4,089
Synaptics, Inc. (a)	100	1,498
		12,588,112
Electronic Equipment & Instruments – 5.3%		
Anritsu Corp. (a)	1,087,000	7,289,238
Brightpoint, Inc. (a)	150	2,588
CDW Corp.	71,400	4,124,064
CellStar Corp. (a)	100	1,263
Cognex Corp.	100	2,824
Excel Technology, Inc. (a)	100	3,286
Fargo Electronics, Inc. (a)	100	1,272
Flir Systems, Inc. (a)	115,745	4,224,693
Global Imaging Systems, Inc. (a)	100	3,175
Hon Hai Precision Industries Co. Ltd.	4,757,000	18,700,221
I. D. Systems Inc. (a)	100	685
Identix, Inc. (a)	100	445
INFICON Holding AG (a)	100	8,465
Itron, Inc. (a)	100	1,836
Landauer, Inc.	100	4,078
Lexar Media, Inc. (a)	100	1,743
LoJack Corp. (a)	100	806
Metrologic Instruments, Inc. (a)	200	5,400
Mettler-Toledo International, Inc. (a)	173,000	7,302,330
MOCON, Inc.	100	810
MTS Systems Corp.	100	1,923
Nam Tai Electronics, Inc.	5,630	158,090
National Instruments Corp.	100	4,547
ScanSource, Inc. (a)	100	4,562
Symbol Technologies, Inc.	3,312,400	55,946,436
Trimble Navigation Ltd. (a)	100	3,724
Universal Display Corp. (a)	100	1,367
Varian, Inc. (a)	100	4,173
Viisage Technology, Inc. (a)	100	360
Waters Corp. (a)	978,720	32,454,355
		130,258,759
Internet Software & Services – 0.1%		
Aquantive, Inc. (a)	100	1,025
Ariba, Inc. (a)	100	300
AsiaInfo Holdings, Inc. (a)	100	668
Ask Jeeves, Inc. (a)	100	1,812
Autobytel, Inc. (a)	100	908
CNET Networks, Inc. (a)	100	682
Digital Impact, Inc. (a)	100	288

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INFORMATION TECHNOLOGY – continued		
Internet Software & Services – continued		
Digital Insight Corp. (a)	10	$ 249
Digital River, Inc. (a)	100	2,210
Dwango Co. Ltd.	1	8,760
EarthLink, Inc. (a)	100	1,000
FreeMarkets, Inc. (a)	100	669
Internet Commerce Corp. Class A (a)	100	110
iPass, Inc.	100	1,603
ITXC Corp. (a)	10	43
j2 Global Communications, Inc. (a)	200	4,954
LookSmart Ltd. (a)	100	155
Netease.com, Inc. sponsored ADR (a)	100	3,690
NetRatings, Inc. (a)	10	114
NIC, Inc. (a)	10	80
PEC Solutions, Inc. (a)	100	1,695
Quovadx, Inc. (a)	10	49
Raindance Communications, Inc. (a)	10	28
Retek, Inc. (a)	100	928
Sina Corp. (a)	100	3,375
Sohu.com, Inc. (a)	39,000	1,170,390
Supportsoft, Inc. (a)	147,910	1,945,017
United Online, Inc. (a)	150	2,519
ValueClick, Inc. (a)	100	908
Websense, Inc. (a)	100	2,924
Yahoo!, Inc. (a)	100	4,517
		3,161,670
IT Services – 0.9%		
Affiliated Computer Services, Inc. Class A (a)	214,500	11,681,670
Alliance Data Systems Corp. (a)	100	2,768
Anteon International Corp. (a)	100	3,605
CACI International, Inc. Class A (a)	300	14,586
Certegy, Inc.	86,000	2,820,800
CheckFree Corp. (a)	100	2,765
Cognizant Technology Solutions Corp. Class A (a)	300	13,692
Concord EFS, Inc. (a)	100	1,484
DST Systems, Inc. (a)	85,200	3,557,952
Hewitt Associates, Inc. Class A (a)	100	2,990
iGate Corp. (a)	100	785
Infosys Technologies Ltd. sponsored ADR	100	9,570
infoUSA, Inc. (a)	100	742
InteliData Technologies Corp. (a)	100	165
Intrado, Inc. (a)	100	2,195
Mastek Ltd.	492,375	3,597,440
Maximus, Inc. (a)	100	3,913
Paychex, Inc.	100	3,720
Satyam Computer Services Ltd.	100	805
SRA International, Inc. Class A (a)	200	8,620
SunGard Data Systems, Inc. (a)	200	5,542
Syntel, Inc.	100	2,471
The BISYS Group, Inc. (a)	100	1,488
Total System Services, Inc.	100	$ 3,113
Tyler Technologies, Inc. (a)	100	963
		21,743,844
Office Electronics – 0.6%		
Zebra Technologies Corp. Class A (a)	230,850	15,321,515
Semiconductors & Semiconductor Equipment – 0.2%		
Agere Systems, Inc. Class A (a)	100	305
Analog Devices, Inc.	100	4,565
ARM Holdings PLC sponsored ADR (a)	100	690
ASM Pacific Technology Ltd.	500	2,190
ATI Technologies, Inc. (a)	100	1,502
Broadcom Corp. Class A (a)	100	3,409
Cabot Microelectronics Corp. (a)	60,100	2,944,900
Hi/fn, Inc. (a)	8	95
International Rectifier Corp. (a)	100	4,941
Intersil Corp. Class A	57,000	1,416,450
KLA-Tencor Corp. (a)	100	5,867
Lam Research Corp. (a)	100	3,230
Linear Technology Corp.	100	4,207
Marvell Technology Group Ltd. (a)	200	7,586
Micrel, Inc. (a)	100	1,558
Microchip Technology, Inc.	100	3,336
Novellus Systems, Inc. (a)	100	4,205
NVIDIA Corp. (a)	5,000	116,250
Omnivision Technologies, Inc. (a)	200	11,050
PLX Technology, Inc. (a)	100	885
RF Micro Devices, Inc. (a)	100	1,005
Silicon Image, Inc. (a)	100	723
Standard Microsystems Corp. (a)	100	2,530
Tundra Semiconductor Corp. Ltd. (a)	100	2,078
Zoran Corp. (a)	100	1,739
		4,545,296
Software – 0.9%		
Activision, Inc. (a)	150	2,730
Adobe Systems, Inc.	100	3,930
Ansys, Inc. (a)	100	3,970
Barra, Inc.	100	3,549
BEA Systems, Inc. (a)	100	1,230
Borland Software Corp. (a)	100	973
Business Objects SA sponsored ADR (a)	100	3,467
Cadence Design Systems, Inc. (a)	100	1,798
Check Point Software Technologies Ltd. (a)	100	1,682
Citrix Systems, Inc. (a)	100	2,121
Cognos, Inc. (a)	100	3,054
Concur Technologies, Inc. (a)	113,000	1,093,840
Dassault Systemes SA sponsored ADR	100	4,590
Digimarc Corp. (a)	100	1,330
Electronic Arts, Inc. (a)	153,200	7,319,896
EPIQ Systems, Inc. (a)	100	1,713
Evolving Systems, Inc. (a)	100	1,330
FactSet Research Systems, Inc.	100	3,821
Hudson Soft Co. Ltd.	100	1,092

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INFORMATION TECHNOLOGY – continued		
Software – continued		
Insignia Systems, Inc. (a)	100	$ 262
Intuit, Inc. (a)	100	5,291
KFX, Inc. (a)	65,600	495,280
Kronos, Inc. (a)	150	5,942
Macrovision Corp. (a)	66,400	1,499,976
Magma Design Automation, Inc. (a)	100	2,334
Manhattan Associates, Inc. (a)	100	2,764
Mercury Interactive Corp. (a)	100	4,864
Merge Technologies, Inc. (a)	100	1,764
Network Associates, Inc. (a)	100	1,504
PeopleSoft, Inc. (a)	100	2,280
Plato Learning, Inc. (a)	77,400	816,570
Quality Systems, Inc. (a)	100	4,459
Quest Software, Inc. (a)	100	1,420
Red Hat, Inc. (a)	100	1,877
Renaissance Learning, Inc. (a)	203,870	4,909,190
Roxio, Inc. (a)	100	479
RSA Security, Inc. (a)	100	1,420
ScanSoft, Inc. (a)	100	532
Secure Computing Corp. (a)	125,700	2,251,287
Symantec Corp. (a)	200	6,930
Synopsys, Inc. (a)	100	3,376
TALX Corp.	100	2,303
Trend Micro, Inc. sponsored ADR (a)	100	2,630
Vastera, Inc. (a)	776,799	3,107,196
WatchGuard Technologies, Inc. (a)	10	58
Wind River Systems, Inc. (a)	100	876
		21,588,980
TOTAL INFORMATION TECHNOLOGY		217,945,444
MATERIALS – 22.7%		
Chemicals – 0.8%		
American Vanguard Corp.	100	3,727
Balchem Corp.	100	2,280
BOC Group PLC	100	1,524
Ecolab, Inc.	383,600	10,499,132
Headwaters, Inc. (a)	100	1,962
International Flavors & Fragrances, Inc.	100	3,492
Minerals Technologies, Inc.	41,800	2,476,650
Novozymes AS Series B	18,800	684,769
Potash Corp. of Saskatchewan	100	8,652
Praxair, Inc.	200	7,640
Quaker Chemical Corp.	100	3,075
Sigma Aldrich Corp.	100	5,718
Sinopec Shanghai Petrochemical Co. Ltd.:		
(H Shares)	2,000	889
sponsored ADR	110,100	5,093,226
Spartech Corp.	100	2,464
Terra Nitrogen Co. LP	100	$ 496
Valspar Corp.	100	4,942
		18,800,638
Construction Materials – 0.0%		
Anhui Conch Cement Co. Ltd. Class H	1,000,000	1,288,062
Cemex SA de CV sponsored ADR	100	2,620
Cheung Kong Infrastructure Holdings Ltd.	1,000	2,241
Florida Rock Industries, Inc.	100	5,485
James Hardie Industries NV	100	517
Vulcan Materials Co.	100	4,757
		1,303,682
Containers & Packaging – 0.0%		
Aptargroup, Inc.	100	3,900
IPL, Inc. Class A	100	713
		4,613
Metals & Mining – 21.4%		
Agnico-Eagle Mines Ltd.	1,180,230	14,220,625
Agnico-Eagle Mines Ltd. warrants 11/14/07 (a)	23,350	61,878
Alumina Ltd.	1,236,600	6,109,189
Apex Silver Mines Ltd. (a)	100	2,090
Arch Coal, Inc.	51,200	1,595,904
AUR Resources, Inc. (a)	3,187,800	16,587,766
Barrick Gold Corp.	100	2,259
BHP Steel Ltd.	1,037,200	4,367,566
China Steel Corp.	3,698,000	3,070,777
Commercial Metals Co.	100	3,040
Compania de Minas Buenaventura SA sponsored ADR	1,405,000	39,733,400
CONSOL Energy, Inc.	292,800	7,583,520
Freeport-McMoRan Copper & Gold, Inc. Class B	1,194,200	50,311,646
Glamis Gold Ltd. (a)	94,100	1,616,210
Goldcorp, Inc.	50,000	794,789
Golden Star Resources Ltd. (a)	250,000	1,746,068
Harmony Gold Mining Co. Ltd.	1,049,100	17,012,009
High River Gold Mines Ltd. (a)	1,989,600	2,990,842
Inmet Mining Corp. (a)	658,400	8,856,830
International Steel Group, Inc. (a)	2,500	97,375
IPSCO, Inc.	1,165,900	21,615,707
JFE Holdings, Inc.	162,900	4,468,827
Kinross Gold Corp. (a)	3,698,666	29,425,095
Meridian Gold, Inc. (a)	3,540,900	51,672,246
Newmont Mining Corp.	2,814,180	136,797,283
Nippon Steel Corp.	2,951,000	6,365,662
Nucor Corp.	333,700	18,687,200
Peabody Energy Corp.	39,600	1,651,716
Placer Dome, Inc.	100	1,786
POSCO sponsored ADR	16,500	560,505
Quanex Corp.	100	4,610
Schnitzer Steel Industries, Inc. Class A	100	6,050
Sons of Gwalia Ltd. ADR (a)	100	1,335

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
MATERIALS – continued		
Metals & Mining – continued		
Steel Dynamics, Inc. (a)	577,800	$ 13,572,522
Steel Technologies, Inc.	100	1,769
Stillwater Mining Co. (a)	700,300	6,701,871
Teck Cominco Ltd. Class B (sub. vtg.)	1,550,900	26,218,962
United States Steel Corp.	452,000	15,829,040
Usinas Siderurgicas de Minas Gerais SA (Usiminas) (PN-A)	351,000	4,121,200
WMC Resources Ltd. (a)	1,074,100	4,547,179
Xstrata PLC	155,900	1,753,763
		520,768,111
Paper & Forest Products – 0.5%		
Aracruz Celulose SA sponsored ADR	100	3,504
Lee & Man Paper Manufacturing Ltd.	4,500,000	3,564,712
Sino-Forest Corp. Class A (sub. vtg.) (a)	2,043,700	8,129,426
		11,697,642
TOTAL MATERIALS		552,574,686
TELECOMMUNICATION SERVICES – 2.1%		
Diversified Telecommunication Services – 0.8%		
BCE, Inc.	100	2,228
Covad Communications Group, Inc. (a)	1,615,200	5,814,720
General Communications, Inc. Class A (a)	100	870
Golden Telecom, Inc. (a)	114,800	3,185,700
Hungarian Telephone & Cable Corp. (a)	100	986
Matav Rt. sponsored ADR	100	1,871
Philippine Long Distance Telephone Co. (a)	100	1,746
Philippine Long Distance Telephone Co. sponsored ADR (a)	23,000	400,660
PT Telkomunikasi Indonesia Tbk sponsored ADR	565,900	9,292,078
Rostelecom sponsored ADR	100	1,252
Telefonica del Peru SA sponsored ADR	100	393
Warwick Valley Telephone Co.	300	8,877
		18,711,381
Wireless Telecommunication Services – 1.3%		
Advanced Info Service PCL (For. Reg.)	100	215
America Movil SA de CV sponsored ADR	187,200	5,118,048
At Road, Inc. (a)	524,827	6,980,199
Boston Communications Group, Inc. (a)	100	929
Mobile TeleSystems OJSC sponsored ADR	51,800	4,289,040
MTN Group Ltd. (a)	1,625,000	6,909,468
Nextel Communications, Inc. Class A (a)	100	2,806
Nextel Partners, Inc. Class A (a)	100	1,345
NII Holdings, Inc. Class B (a)	118,900	8,873,507
Telephone & Data Systems, Inc.	100	$ 6,255
Vimpel Communications sponsored ADR (a)	100	7,350
		32,189,162
TOTAL TELECOMMUNICATION SERVICES		50,900,543
UTILITIES – 2.2%		
Electric Utilities – 0.2%		
Ameren Corp.	100	4,600
Black Hills Corp.	100	2,983
Cinergy Corp.	100	3,881
Empire District Electric Co.	100	2,193
FPL Group, Inc.	100	6,542
Otter Tail Corp.	100	2,673
PPL Corp.	100	4,375
Wisconsin Energy Corp.	109,500	3,662,775
		3,690,022
Gas Utilities – 1.3%		
KeySpan Corp.	498,700	18,352,160
Southwestern Energy Co. (a)	567,200	13,556,080
		31,908,240
Multi-Utilities & Unregulated Power – 0.7%		
Energy East Corp.	100	2,240
Equitable Resources, Inc.	137,600	5,905,792
Public Service Enterprise Group, Inc.	100	4,380
Questar Corp.	5,600	196,840
Sierra Pacific Resources (a)	1,574,202	11,554,643
		17,663,895
TOTAL UTILITIES		53,262,157
TOTAL COMMON STOCKS (Cost $1,746,053,597)		**2,359,227,440**

Money Market Funds – 8.0%

	Shares	Value (Note 1)
Fidelity Cash Central Fund, 1.07% (b)	120,496,229	$120,496,229
Fidelity Securities Lending Cash Central Fund, 1.09% (b)	74,639,803	74,639,803
TOTAL MONEY MARKET FUNDS (Cost $195,136,032)		**195,136,032**
TOTAL INVESTMENT PORTFOLIO – 104.8% (Cost $1,941,189,629)		**2,554,363,472**
NET OTHER ASSETS – (4.8)%		**(118,130,570)**
NET ASSETS – 100%		**$ 2,436,232,902**

See accompanying notes which are an integral part of the financial statements.

Legend

(a) Non-income producing

(b) The rate quoted is the annualized seven-day yield of the fund at period end. A complete listing of the fund's holdings as of its most recent fiscal year end is available upon request.

(c) Affiliated company

Other Information

Purchases and sales of securities, other than short-term securities, aggregated $1,346,102,981 and $812,756,440, respectively.

The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms were $98,948 for the period.

Distribution of investments by country of issue, as a percentage of total net assets, is as follows:

United States of America	74.0%
Canada	10.5%
Japan	2.9%
Cayman Islands	2.3%
Netherlands	1.8%
Peru	1.6%
Taiwan	1.1%
South Africa	1.0%
Others (individually less than 1%)	4.8%
	100.0%

Transactions during the period with companies which are or were affiliates are as follows:

Affiliate	Purchase Cost	Sales Cost	Dividend Income	Value
Bright Horizons Family Solutions, Inc.	$ 948,299	$ —	$ —	$28,782,600
Drexler Technology Corp.	4,314,828	7,087,239	—	—
Harvard Bioscience, Inc.	3,124,014	—	—	24,939,580
TOTALS	$ 8,387,141	$ 7,087,239	$ —	$53,722,180

Income Tax Information

At December 31, 2003, the fund had a capital loss carryforward of approximately $127,019,000 of which $26,601,000 and $100,418,000 will expire on December 31, 2009 and 2010, respectively.

See accompanying notes which are an integral part of the financial statements.

Financial Statements

Statement of Assets and Liabilities

		December 31, 2003
Assets		
Investment in securities, at value (including securities loaned of $71,513,615) (cost $1,941,189,629) — See accompanying schedule		$2,554,363,472
Foreign currency held at value (cost $221,076)		221,562
Receivable for investments sold		253,008
Receivable for fund shares sold		4,211,212
Dividends receivable		929,002
Interest receivable		96,529
Prepaid expenses		10,632
Other receivables		223,302
Total assets		2,560,308,719
Liabilities		
Payable to custodian bank	$ 90,935	
Payable for investments purchased	42,834,335	
Payable for fund shares redeemed	4,497,598	
Accrued management fee	1,119,712	
Distribution fees payable	281,147	
Other affiliated payables	175,463	
Other payables and accrued expenses	436,824	
Collateral on securities loaned, at value	74,639,803	
Total liabilities		124,075,817
Net Assets		$2,436,232,902
Net Assets consist of:		
Paid in capital		$1,954,001,002
Undistributed net investment income		76,412
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		(130,685,298)
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		612,840,786
Net Assets		$2,436,232,902
Initial Class:		
Net Asset Value, offering price and redemption price per share ($678,479,712 ÷ 28,085,774 shares)		$ 24.16
Service Class:		
Net Asset Value, offering price and redemption price per share ($580,179,200 ÷ 24,077,057 shares)		$ 24.10
Service Class 2:		
Net Asset Value, offering price and redemption price per share ($1,177,573,990 ÷ 49,114,767 shares)		$ 23.98

Statement of Operations

		Year ended December 31, 2003
Investment Income		
Dividends		$ 8,156,287
Interest		1,682,720
Security lending		1,107,677
Total income		10,946,684
Expenses		
Management fee	$ 9,876,195	
Transfer agent fees	1,193,037	
Distribution fees	2,322,333	
Accounting and security lending fees	387,360	
Non-interested trustees' compensation	6,625	
Custodian fees and expenses	148,211	
Audit	34,735	
Legal	7,989	
Miscellaneous	356,244	
Total expenses before reductions	14,332,729	
Expense reductions	(422,778)	13,909,951
Net investment income (loss)		(2,963,267)
Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investment securities (Net of foreign taxes of $23,455, including realized gain (loss) of ($1,657,190) on sales of affiliated issuers)	30,189,715	
Foreign currency transactions	(39,777)	
Futures contracts	61,870	
Total net realized gain (loss)		30,211,808
Change in net unrealized appreciation (depreciation) on:		
Investment securities (Net of deferred foreign taxes of $336,495)	575,217,151	
Assets and liabilities in foreign currencies	2,087	
Futures contracts	4,181	
Total change in net unrealized appreciation (depreciation)		575,223,419
Net gain (loss)		605,435,227
Net increase (decrease) in net assets resulting from operations		$ 602,471,960

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets

	Year ended December 31, 2003	Year ended December 31, 2002
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ (2,963,267)	$ 5,367,275
Net realized gain (loss)	30,211,808	(100,092,133)
Change in net unrealized appreciation (depreciation)	575,223,419	(54,350,719)
Net increase (decrease) in net assets resulting from operations	602,471,960	(149,075,577)
Distributions to shareholders from net investment income	(5,082,393)	(10,315,464)
Share transactions – net increase (decrease)	440,089,337	406,189,773
Total increase (decrease) in net assets	1,037,478,904	246,798,732
Net Assets		
Beginning of period	1,398,753,998	1,151,955,266
End of period (including undistributed net investment income of $76,412 and undistributed net investment income of $4,928,520, respectively)	$2,436,232,902	$1,398,753,998

Other Information

Share Transactions	Year ended December 31, 2003		
	Initial Class	Service Class	Service Class 2
Shares			
Sold	4,434,612	4,691,539	24,537,608
Reinvested	131,528	76,717	95,288
Redeemed	(5,011,471)	(2,353,097)	(5,472,778)
Net increase (decrease)	(445,331)	2,415,159	19,160,118
Dollars			
Sold	$ 95,795,053	$ 94,175,028	$ 482,784,357
Reinvested	2,207,036	1,285,007	1,590,350
Redeemed	(89,867,137)	(43,168,976)	(104,711,381)
Net increase (decrease)	$ 8,134,952	$ 52,291,059	$ 379,663,326

Share Transactions	Year ended December 31, 2002		
	Initial Class	Service Class	Service Class 2
Shares			
Sold	7,049,981	6,655,084	22,666,360
Reinvested	277,413	161,340	101,720
Redeemed	(8,136,461)	(3,917,197)	(3,604,685)
Net increase (decrease)	(809,067)	2,899,227	19,163,395
Dollars			
Sold	$ 134,875,925	$ 125,174,947	$ 416,253,061
Reinvested	5,301,369	3,078,362	1,935,732
Redeemed	(145,105,795)	(70,148,866)	(65,174,962)
Net increase (decrease)	$ (4,928,501)	$ 58,104,443	$ 353,013,831

Distributions	Year ended December 31, 2003		
	Initial Class	Service Class	Service Class 2
From net investment income	$ 2,207,036	$ 1,285,007	$ 1,590,350
From net realized gain	–	–	–
Total	$ 2,207,036	$ 1,285,007	$ 1,590,350

	Year ended December 31, 2002		
	Initial Class	Service Class	Service Class 2
From net investment income	$ 5,301,369	$ 3,078,362	$ 1,935,733
From net realized gain	–	–	–
Total	$ 5,301,369	$ 3,078,362	$ 1,935,733

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Initial Class

Years ended December 31,	2003	2002	2001	2000	1999
Selected Per-Share Data					
Net asset value, beginning of period	$ 17.51	$ 19.60	$ 20.26	$ 15.25	$ 10.31
Income from Investment Operations					
Net investment income (loss)[C]	(.01)	.09	.20	.19	—[E]
Net realized and unrealized gain (loss)	6.74	(2.00)	(.86)	4.95	5.05
Total from investment operations	6.73	(1.91)	(.66)	5.14	5.05
Distributions from net investment income	(.08)	(.18)	—	(.08)	—
Distributions from net realized gain	—	—	—	—	(.09)
Distributions in excess of net realized gain	—	—	—	(.05)	(.02)
Total distributions	(.08)	(.18)	—	(.13)	(.11)
Net asset value, end of period	$ 24.16	$ 17.51	$ 19.60	$ 20.26	$ 15.25
Total Return[A,B]	38.64%	(9.82)%	(3.26)%	33.78%	49.04%
Ratios to Average Net Assets[D]					
Expenses before expense reductions	.70%	.70%	.69%	.74%	3.34%
Expenses net of voluntary waivers, if any	.70%	.70%	.69%	.74%	1.00%
Expenses net of all reductions	.68%	.63%	.62%	.69%	.97%
Net investment income (loss)	(.04)%	.51%	1.06%	1.01%	.01%
Supplemental Data					
Net assets, end of period (000 omitted)	$678,480	$499,557	$574,934	$589,026	$ 1,744
Portfolio turnover rate	51%	135%	144%	245%	163%

A Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.
B Total returns would have been lower had certain expenses not been reduced during the periods shown.
C Calculated based on average shares outstanding during the period.
D Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.
E Amount represents less than $.01 per share.

Financial Highlights — Service Class

Years ended December 31,	2003	2002	2001	2000	1999
Selected Per-Share Data					
Net asset value, beginning of period	$ 17.46	$ 19.54	$ 20.22	$ 15.24	$ 10.31
Income from Investment Operations					
Net investment income (loss)[C]	(.03)	.08	.18	.17	(.01)
Net realized and unrealized gain (loss)	6.73	(2.00)	(.86)	4.93	5.05
Total from investment operations	6.70	(1.92)	(.68)	5.10	5.04
Distributions from net investment income	(.06)	(.16)	—	(.07)	—
Distributions from net realized gain	—	—	—	—	(.09)
Distributions in excess of net realized gain	—	—	—	(.05)	(.02)
Total distributions	(.06)	(.16)	—	(.12)	(.11)
Net asset value, end of period	$ 24.10	$ 17.46	$ 19.54	$ 20.22	$ 15.24
Total Return[A,B]	38.52%	(9.90)%	(3.36) %	33.54%	48.94%
Ratios to Average Net Assets[D]					
Expenses before expense reductions	.80%	.80%	.79%	.84%	3.41%
Expenses net of voluntary waivers, if any	.80%	.80%	.79%	.84%	1.10%
Expenses net of all reductions	.78%	.73%	.72%	.79%	1.07%
Net investment income (loss)	(.14)%	.41%	.96%	.92%	(.09)%
Supplemental Data					
Net assets, end of period (000 omitted)	$580,179	$378,264	$366,665	$282,941	$ 25,908
Portfolio turnover rate	51%	135%	144%	245%	163%

A Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.
B Total returns would have been lower had certain expenses not been reduced during the periods shown.
C Calculated based on average shares outstanding during the period.
D Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Service Class 2

Years ended December 31,	2003	2002	2001	2000[F]
Selected Per-Share Data				
Net asset value, beginning of period	$ 17.39	$ 19.49	$ 20.20	$ 14.82
Income from Investment Operations				
Net investment income (loss)[E]	(.06)	.05	.15	.14
Net realized and unrealized gain (loss)	6.70	(1.99)	(.86)	5.35
Total from investment operations	6.64	(1.94)	(.71)	5.49
Distributions from net investment income	(.05)	(.16)	—	(.06)
Distributions in excess of net realized gain	—	—	—	(.05)
Total distributions	(.05)	(.16)	—	(.11)
Net asset value, end of period	$ 23.98	$ 17.39	$ 19.49	$ 20.20
Total Return[B,C,D]	38.31%	(10.02)%	(3.51)%	37.12%
Ratios to Average Net Assets[G]				
Expenses before expense reductions	.95%	.95%	.94%	.99%[A]
Expenses net of voluntary waivers, if any	.95%	.95%	.94%	.99%[A]
Expenses net of all reductions	.93%	.88%	.88%	.94%[A]
Net investment income (loss)	(.29)%	.25%	.81%	.76%[A]
Supplemental Data				
Net assets, end of period (000 omitted)	$1,177,574	$520,933	$210,356	$ 73,039
Portfolio turnover rate	51%	135%	144%	245%

A *Annualized*
B *Total returns for periods of less than one year are not annualized.*
C *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
D *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
E *Calculated based on average shares outstanding during the period.*
F *For the period January 12, 2000 (commencement of operations) to December 31, 2000.*
G *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Statements

For the period ended December 31, 2003

1. Significant Accounting Policies.

Mid Cap Portfolio (the fund) is a fund of Variable Insurance Products Fund III (the trust) (referred to in this report as Fidelity Variable Insurance Products: Mid Cap Portfolio) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Shares of the fund may only be purchased by insurance companies for the purpose of funding variable annuity or variable life insurance contracts. The fund offers the following classes of shares: Initial Class shares, Service Class shares and Service Class 2 shares. All classes have equal rights and voting privileges, except for matters affecting a single class. Investment income, realized and unrealized capital gains and losses, the common expenses of the fund, and certain fund-level expense reductions, if any, are allocated on a pro rata basis to each class based on the relative net assets of each class to the total net assets of the fund. Each class differs with respect to distribution and service plan fees incurred. Certain expense reductions also differ by class.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:

Security Valuation. Net asset value per share (NAV calculation) is calculated as of the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time. Equity securities for which market quotations are available are valued at the last sale price or official closing price (closing bid price or last evaluated quote if no sale has occurred) on the primary market or exchange on which they trade. If an event that is expected to materially affect the value of a security occurs after the close of an exchange or market on which that security trades, but prior to the NAV calculation, then that security will be fair valued taking the event into account. Securities (including restricted securities) for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off-exchange institutional trading may be reviewed in the course of making a good faith determination of a security's fair value. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued on the basis of amortized cost. Investments in open-end investment companies are valued at their net asset value each business day.

Foreign Currency. The fund uses foreign currency contracts to facilitate transactions in foreign-denominated securities. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.

Foreign denominated assets, including investment securities, and liabilities are translated into U.S. dollars at the exchange rate at period end. Purchases and sales of investment securities, income and dividends received and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

The effects of exchange rate fluctuations on investments are included with the net realized and unrealized gain (loss) on investment securities. Other foreign currency transactions resulting in realized and unrealized gain (loss) are disclosed separately.

Investment Transactions and Income. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. The fund estimates the components of distributions received from Real Estate Investment Trusts (REITs). Distributions received in excess of income are recorded as a reduction of cost of investments and/or as a realized gain. Interest income is accrued as earned. Interest income includes coupon interest and amortization of premium and accretion of discount on debt securities, which is accrued using the interest method. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

Expenses. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned among the funds in the trust.

Income Tax Information and Distributions to Shareholders. Each year, the fund intends to qualify as a regulated investment company by distributing all of its taxable income and realized gains under Subchapter M of the Internal Revenue Code. As a result, no provision for income taxes is required in the accompanying financial statements. Foreign taxes are provided for based on each fund's understanding of the tax rules and rates that exist in the foreign markets in which it invests. Income dividends and capital gain distributions are declared separately for each class. Distributions are recorded on the ex-dividend date.

Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Capital accounts within the financial statements are adjusted for permanent and temporary book and tax differences. These adjustments have no impact on net assets or the results of operations. Temporary differences will reverse in a subsequent period. These differences are primarily due to futures transactions, foreign currency transactions, passive foreign investment companies (PFIC), net operating losses, capital loss carryforwards and losses deferred due to wash sales.

1. Significant Accounting Policies – continued

The tax-basis components of distributable earnings and the federal tax cost as of period end were as follows:

Unrealized appreciation	$	636,837,158
Unrealized depreciation		(27,585,955)
Net unrealized appreciation (depreciation)		609,251,203
Capital loss carryforward		(127,019,315)
Cost for federal income tax purposes	$	1,945,112,269

The tax character of distributions paid was as follows:

	December 31, 2003	December 31, 2002
Ordinary Income	$ 5,082,393	$ 10,315,464

2. Operating Policies.

Repurchase Agreements. Fidelity Management & Research Company (FMR) has received an Exemptive Order from the Securities and Exchange Commission (the SEC) which permits the fund and other affiliated entities of FMR to transfer uninvested cash balances into joint trading accounts. These accounts are then invested in repurchase agreements that are collateralized by U.S. Treasury or Government obligations. The fund may also invest directly with institutions, in repurchase agreements that are collateralized by commercial paper obligations and corporate obligations. Collateral is held in segregated accounts with custodian banks and may be obtained in the event of a default of the counterparty. Collateral is marked-to-market daily and maintained at a value at least equal to the principal amount of the repurchase agreement (including accrued interest).

Futures Contracts. The fund may use futures contracts to manage its exposure to the stock market. Buying futures tends to increase the fund's exposure to the underlying instrument, while selling futures tends to decrease the fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments or if the counter-parties do not perform under the contracts' terms. Gains (losses) are realized upon the expiration or closing of the futures contracts. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.

3. Purchases and Sales of Investments.

Information regarding purchases and sales of securities is included under the caption "Other Information" at the end of the fund's Schedule of Investments.

4. Fees and Other Transactions with Affiliates.

Management Fee. FMR and its affiliates provide the fund with investment management related services for which the fund pays a monthly management fee. The management fee is the sum of an individual fund fee rate that is based on an annual rate of .30% of the fund's average net assets and a group fee rate that averaged .28% during the period. The group fee rate is based upon the average net assets of all the mutual funds advised by FMR. The group fee rate decreases as assets under management increase and increases as assets under management decrease. For the period, the total annual management fee rate was .58% of the fund's average net assets.

Distribution and Service Plan. In accordance with Rule 12b-1 of the 1940 Act, the Fund has adopted separate 12b-1 Plans for each Service Class of shares. Each Service Class pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a service fee. For the period, the service fee is based on an annual rate of .10% of Service Class' average net assets and .25% of Service Class 2's average net assets.

For the period, each class paid FDC the following amounts, all of which were re-allowed to insurance companies, for the distribution of shares and providing shareholder support services:

Service Class	$	432,418
Service Class 2		1,889,915
	$	2,322,333

Transfer Agent Fees. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of FMR, is the fund's transfer, dividend disbursing, and shareholder servicing agent. FIIOC receives an asset-based fee with respect to each account. FIIOC pays a portion of the expenses related to the typesetting, printing and mailing of all shareholder reports, except proxy statements. Each class pays a transfer agent fee excluding out of pocket expenses, equal to an annual rate of .07% of their month end net assets.

4. Fees and Other Transactions with Affiliates – continued

For the period, the total transfer agent fees paid by each class to FIIOC, including out of pocket expenses, were as follows:

Initial Class	$	354,798
Service Class		302,125
Service Class 2		536,114
	$	1,193,037

Accounting and Security Lending Fees. Fidelity Service Company, Inc. (FSC), an affiliate of FMR, maintains the fund's accounting records and administers the security lending program. The security lending fee is based on the number and duration of lending transactions. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses.

Central Funds. The fund may invest in affiliated Central Funds managed by Fidelity Investments Money Management, Inc. (FIMM), an affiliate of FMR. The Central Funds are open-end investment companies available only to investment companies and other accounts managed by FMR and its affiliates. The Central Funds seek preservation of capital and current income and do not pay a management fee. Income distributions earned by the fund are recorded as income in the accompanying financial statements and totaled $1,668,961 for the period.

Brokerage Commissions. The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms are shown under the caption "Other Information" at the end of the fund's Schedule of Investments.

5. Committed Line of Credit.

The fund participates with other funds managed by FMR in a $3.5 billion credit facility (the "line of credit") to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. The fund has agreed to pay commitment fees on its pro rata portion of the line of credit. During the period, there were no borrowings on this line of credit.

6. Security Lending.

The fund lends portfolio securities from time to time in order to earn additional income. The fund receives collateral (in the form of U.S. Treasury obligations, letters of credit and/or cash) against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of the loaned securities is determined at the close of business of the fund and any additional required collateral is delivered to the fund on the next business day. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. Cash collateral is invested in cash equivalents. The value of loaned securities and cash collateral at period end are disclosed on the fund's Statement of Assets and Liabilities.

7. Expense Reductions.

Many of the brokers with whom FMR places trades on behalf of the fund provided services to the fund in addition to trade execution. These services included payments of certain expenses on behalf of the fund totaling $418,696 for the period. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce the fund's expenses. During the period, these credits reduced the fund's custody expenses by $4,082.

8. Other Information.

At the end of the period, FMR or its affiliates were the owners of record of 23% of the total outstanding shares of the fund and two unaffiliated shareholders were the owners of record of 45% of the total outstanding shares of the fund.

9. Transactions with Affiliated Companies.

An affiliated company is a company which the fund has ownership of at least 5% of the voting securities. Information regarding transactions with affiliated companies is included in "Other Information" at the end of the fund's Schedule of Investments.

Report of Independent Auditors

To the Trustees of Variable Insurance Products Fund III and the Shareholders of Mid Cap Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Mid Cap Portfolio (a fund of Variable Insurance Products Fund III) at December 31, 2003 and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Mid Cap Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 13, 2004

Trustees and Officers

The Trustees, Members of the Advisory Board, and executive officers of the trust and fund, as applicable, are listed below. The Board of Trustees governs the fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. Except for William O. McCoy, each of the Trustees oversees 292 funds advised by FMR or an affiliate. Mr. McCoy oversees 294 funds advised by FMR or an affiliate.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any special meeting of shareholders by a two-thirds vote of the outstanding voting securities of the trust. In any event, each non-interested Trustee shall retire not later than the last day of the calendar year in which his or her 72nd birthday occurs. The executive officers and Advisory Board Members hold office without limit in time, except that any officer and Advisory Board Member may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

The fund's Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call Fidelity at 1-800-221-5207.

Interested Trustees*:

Correspondence intended for each Trustee who is an "interested person" (as defined in the 1940 Act) may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Edward C. Johnson 3d (73)**

Year of Election or Appointment: 1994
Mr. Johnson is Chairman of the Board of Trustees. Mr. Johnson serves as Chief Executive Officer, Chairman, and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of Fidelity Management & Research (Far East) Inc.; Chairman (1998) and a Director of Fidelity Investments Money Management, Inc.; and Chairman (2001) and a Director (2000) of FMR Co., Inc.

Abigail P. Johnson (42)**

Year of Election or Appointment: 2001
Senior Vice President of VIP Mid Cap (2001). Ms. Johnson also serves as Senior Vice President of other Fidelity funds (2001). She is President and a Director of FMR (2001), Fidelity Investments Money Management, Inc. (2001), FMR Co., Inc. (2001), and a Director of FMR Corp. Previously, Ms. Johnson managed a number of Fidelity funds.

Laura B. Cronin (49)

Year of Election or Appointment: 2003
Ms. Cronin is an Executive Vice President (2002) and Chief Financial Officer (2002) of FMR Corp. and is a member of the Fidelity Management Committee (2003). Previously, Ms. Cronin served as Vice President of Finance of FMR (1997-1999), and Chief Financial Officer of FMR (1999-2001), Fidelity Personal Investments (2001), and Fidelity Brokerage Company (2001-2002).

Robert L. Reynolds (51)

Year of Election or Appointment: 2003
Mr. Reynolds is a Director (2003) and Chief Operating Officer (2002) of FMR Corp. and is the head of the Fidelity Management Committee (2003). He also serves on the Board at Fidelity Investments Canada, Ltd. (2000). Previously, Mr. Reynolds served as President of Fidelity Investments Institutional Retirement Group (1996-2000).

* Trustees have been determined to be "Interested Trustees" by virtue of, among other things, their affiliation with the trusts or various entities under common control with FMR.

** Edward C. Johnson 3d, Trustee, is Abigail P. Johnson's father.

Non-Interested Trustees

Correspondence intended for each non-interested Trustee (that is, the Trustees other than the Interested Trustees) may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235.

Name, Age; Principal Occupation

J. Michael Cook (61)

Year of Election or Appointment: 2001
Prior to Mr. Cook's retirement in May 1999, he served as Chairman and Chief Executive Officer of Deloitte & Touche LLP (accounting/consulting), Chairman of the Deloitte & Touche Foundation, and a member of the Board of Deloitte Touche Tohmatsu. He currently serves as a Director of Comcast (telecommunications, 2002), International Flavors & Fragrances, Inc. (2000), Rockwell Automation (2000), and The Dow Chemical Company (2000). He is a Member of the Diversity Advisory Council of Marakon (2003) and the Advisory Board of the Directorship Search Group, Chairman Emeritus of the Board of Catalyst (a leading organization for the advancement of women in business), and is Chairman of the Accountability Advisory Council to the Comptroller General of the United States. He also serves as a Member of the Advisory Board of the Graduate School of Business of the University of Florida, his alma mater.

Ralph F. Cox (71)

Year of Election or Appointment: 1994
Mr. Cox is President of RABAR Enterprises (management consulting for the petroleum industry). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of CH2M Hill Companies (engineering), and Abraxas Petroleum (petroleum exploration and production, 1999). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.

Robert M. Gates (60)

Year of Election or Appointment: 1997
Dr. Gates is President of Texas A&M University (2002). He was Director of the Central Intelligence Agency (CIA) from 1991 to 1993. From 1989 to 1991, Dr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Dr. Gates is a Director of NACCO Industries, Inc. (mining and manufacturing), and Parker Drilling Co., Inc. (drilling and rental tools for the energy industry, 2001). He also serves as a member of the Advisory Board of VoteHere.net (secure internet voting, 2001). Previously, Dr. Gates served as a Director of LucasVarity PLC (automotive components and diesel engines), a Director of TRW Inc. (automotive, space, defense, and information technology), and Dean of the George Bush School of Government and Public Service at Texas A&M University (1999-2001). Dr. Gates also is a Trustee of the Forum for International Policy.

George H. Heilmeier (67)

Year of Election or Appointment: 2004
Dr. Heilmeier is Chairman Emeritus of Telcordia Technologies (communication software and systems), where prior to his retirement, he served as company Chairman and Chief Executive Officer. He currently serves on the Boards of Directors of The Mitre Corporation (systems engineering and information technology support for the government), INET Technologies Inc. (telecommunications network surveillance, 2001) and Teletech Holdings (customer management services, 1998). He is Chairman of the General Motors Technology Advisory Committee and a Life Fellow of the IEEE (2000). Dr. Heilmeier is a member of the Defense Science Board and the National Security Agency Advisory Board. He is also a member of the National Academy of Engineering, the American Academy of Arts and Sciences and The Board of Overseers of the School of Engineering and Applied Science of the University of Pennsylvania. Previously, Dr. Heilmeier served as a Director of TRW Inc. (automotive, space, defense, and information technology, 1992-2002) and Compaq (1994-2002).

Donald J. Kirk (71)

Year of Election or Appointment: 1994
Mr. Kirk is a Governor of the American Stock Exchange (2001), a Trustee and former Chairman of the Board of Trustees of the Greenwich Hospital Association, a Director of the Yale-New Haven Health Services Corp. (1998), and a Director Emeritus and former Chairman of the Board of Directors of National Arts Strategies Inc. Mr. Kirk was an Executive-in-Residence (1995-2000) and a Professor (1987-1995) at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Previously, Mr. Kirk served as a Governor of the National Association of Securities Dealers, Inc. (1996-2002), a member and Vice Chairman of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section (1995-2002), a Director of General Re Corporation (reinsurance, 1987-1998) and as a Director of Valuation Research Corp. (appraisals and valuations).

Name, Age; Principal Occupation

Marie L. Knowles (57)

Year of Election or Appointment: 2001
Prior to Ms. Knowles' retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company (ARCO) (diversified energy, 1996-2000). From 1993 to 1996, she was a Senior Vice President of ARCO and President of ARCO Transportation Company. She served as a Director of ARCO from 1996 to 1998. She currently serves as a Director of Phelps Dodge Corporation (copper mining and manufacturing), URS Corporation (multidisciplinary engineering, 1999), and McKesson Corporation (healthcare service, 2002). Ms. Knowles is a Trustee of the Brookings Institution and the Catalina Island Conservancy and also serves as a member of the Advisory Board for the School of Engineering of the University of Southern California.

Ned C. Lautenbach (59)

Year of Election or Appointment: 2000
Mr. Lautenbach has been a partner of Clayton, Dubilier & Rice, Inc. (private equity investment firm) since September 1998. Previously, Mr. Lautenbach was with the International Business Machines Corporation (IBM) from 1968 until his retirement in 1998. He was most recently Senior Vice President and Group Executive of Worldwide Sales and Services. From 1993 to 1995, he was Chairman of IBM World Trade Corporation, and from 1994 to 1998 was a member of IBM's Corporate Executive Committee. Mr. Lautenbach serves as Chairman and as a Director (1998) of Acterna Corporation (communications test equipment). He is also Co-Chairman of Covansys, Inc. (global provider of business and technology solutions, 2000). In addition, he is a Director of Eaton Corporation (diversified industrial) and the Philharmonic Center for the Arts in Naples, Florida (1999). He also is a member of the Council on Foreign Relations.

Marvin L. Mann (70)

Year of Election or Appointment: 1994
Mr. Mann is Chairman of the non-interested Trustees (2001). He is Chairman Emeritus of Lexmark International, Inc. (computer peripherals) where he served as CEO until April 1998 and retired as Chairman May 1999, and remains a member of the Board. Prior to 1991, he held the positions of Vice President of International Business Machines Corporation (IBM) and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Board member of Imation Corp. (imaging and information storage) and Acterna Corporation (communications test equipment, 1999). He is also a member of the Director Services Committee of the Investment Company Institute. In addition, Mr. Mann is a member of the President's Cabinet at the University of Alabama and the Board of Visitors of the Culverhouse College of Commerce and Business Administration at the University of Alabama.

William O. McCoy (70)

Year of Election or Appointment: 1997
Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company), Duke Realty Corporation (real estate), Progress Energy, Inc. (electric utility), and Acterna Corporation (communications test equipment, 1999). He is also a partner of Franklin Street Partners (private investment management firm) and a member of the Research Triangle Foundation Board. In addition, Mr. McCoy served as the Interim Chancellor (1999-2000) and a member of the Board of Visitors (1994-1998) for the University of North Carolina at Chapel Hill and currently serves on the Board of Directors of the University of North Carolina Health Care System and the Board of Visitors of the Kenan-Flagler Business School (University of North Carolina at Chapel Hill). He also served as Vice President of Finance for the University of North Carolina (16-school system, 1995-1998).

William S. Stavropoulos (64)

Year of Election or Appointment: 2002
Mr. Stavropoulos is Chairman of the Board, President and CEO (2002), and Chairman of the Executive Committee (2000) and a Director of The Dow Chemical Company. Since joining The Dow Chemical Company in 1967, Mr. Stavropoulos served in numerous senior management positions, including President (1993-2000) and Chief Executive Officer (1995-2000). Currently, he is a Director of NCR Corporation (data warehousing and technology solutions), BellSouth Corporation (telecommunications), Chemical Financial Corporation, and Maersk Inc. (industrial conglomerate, 2002). He also serves as a member of the Board of Trustees of the American Enterprise Institute for Public Policy Research. In addition, Mr. Stavropoulos is a member of The Business Council, J.P. Morgan International Council, World Business Council for Sustainable Development, and the University of Notre Dame Advisory Council for the College of Science.

Advisory Board Members and Executive Officers:

Correspondence intended for Ms. Small may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235. Correspondence intended for each executive officer and Mr. Lynch may be sent to 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Peter S. Lynch (60)

Year of Election or Appointment: 2003
Member of the Advisory Board of Variable Insurance Products Fund III. Vice Chairman and a Director of FMR, and Vice Chairman (2001) and a Director (2000) of FMR Co., Inc. Previously, Mr. Lynch served as a Trustee of the Fidelity funds (1990-2003). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991), Vice President of Fidelity® Magellan® Fund and FMR Growth Group Leader, and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services. In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield, John F. Kennedy Library, and the Museum of Fine Arts of Boston.

Cornelia M. Small (59)

Year of Election or Appointment: 2004
Member of the Advisory Board of Variable Insurance Products Fund III. Ms. Small is a member (2000) and Chairperson (2002) of the Investment Committee, and a member (2002) of the Board of Trustees of Smith College. Previously, she served as Chief Investment Officer (1999-2000), Director of Global Equity Investments (1996-1999), and a member of the Board of Directors (1998-1999) of Scudder Kemper Investments. In addition, Ms. Small served as Co-Chair (2000-2003) of the Annual Fund for the Fletcher School of Law and Diplomacy.

John B. McDowell (45)

Year of Election or Appointment: 2002
Vice President of VIP Mid Cap. Mr. McDowell also serves as Vice President of certain Equity Funds (2002). He is Senior Vice President of FMR (1999), FMR Co., Inc. (2001), and Fidelity Management Trust Company (FMTC). Since joining Fidelity Investments in 1985, Mr. McDowell has worked as a research analyst and manager.

Eric D. Roiter (55)

Year of Election or Appointment: 1998
Secretary of VIP Mid Cap. He also serves as Secretary of other Fidelity funds (1998); Vice President, General Counsel, and Clerk of FMR Co., Inc. (2001) and FMR (1998); Vice President and Clerk of FDC (1998); Assistant Clerk of Fidelity Management & Research (U.K.) Inc. (2001) and Fidelity Management & Research (Far East) Inc. (2001); and Assistant Secretary of Fidelity Investments Money Management Inc. (2001). Prior to joining Fidelity, Mr. Roiter was with the law firm of Debevoise & Plimpton, as an associate (1981-1984) and as a partner (1985-1997), and served as an Assistant General Counsel of the U.S. Securities and Exchange Commission (1979-1981). Mr. Roiter is an Adjunct Member, Faculty of Law, at Boston College Law School (2003).

Stuart Fross (44)

Year of Election or Appointment: 2003
Assistant Secretary of VIP Mid Cap. Mr. Fross also serves as Assistant Secretary of other Fidelity funds (2003) and is an employee of FMR.

Maria F. Dwyer (45)

Year of Election or Appointment: 2002
President and Treasurer of VIP Mid Cap. Ms. Dwyer also serves as President and Treasurer of other Fidelity funds (2002) and is a Vice President (1999) and an employee (1996) of FMR.

Timothy F. Hayes (53)

Year of Election or Appointment: 2002
Chief Financial Officer of VIP Mid Cap. Mr. Hayes also serves as Chief Financial Officer of other Fidelity funds (2002). Recently he was appointed President of Fidelity Service Company (2003) where he also serves as a Director. Mr. Hayes also serves as President of Fidelity Investments Operations Group (FIOG, 2002), which includes Fidelity Pricing and Cash Management Services Group (FPCMS), where he was appointed President in 1998. Previously, Mr. Hayes served as Chief Financial Officer of Fidelity Investments Corporate Systems and Service Group (1998) and Fidelity Systems Company (1997-1998).

John R. Hebble (45)

Year of Election or Appointment: 2003
Deputy Treasurer of VIP Mid Cap. Mr. Hebble also serves as Deputy Treasurer of other Fidelity funds (2003), and is an employee of FMR. Before joining Fidelity Investments, Mr. Hebble worked at Deutsche Asset Management where he served as Director of Fund Accounting (2002-2003) and Assistant Treasurer of the Scudder Funds (1998-2003).

Name, Age; Principal Occupation

John H. Costello (57)

Year of Election or Appointment: 1998
Assistant Treasurer of VIP Mid Cap. Mr. Costello also serves as Assistant Treasurer of other Fidelity funds and is an employee of FMR.

Francis V. Knox, Jr. (56)

Year of Election or Appointment: 2002
Assistant Treasurer of VIP Mid Cap. Mr. Knox also serves as Assistant Treasurer of other Fidelity funds (2002), and is a Vice President and an employee of FMR. Previously, Mr. Knox served as Vice President of Investment & Advisor Compliance (1990-2001), and Compliance Officer of Fidelity Management & Research (U.K.) Inc. (1992-2002), Fidelity Management & Research (Far East) Inc. (1991-2002), and FMR Corp. (1995-2002).

Mark Osterheld (48)

Year of Election or Appointment: 2002
Assistant Treasurer of VIP Mid Cap. Mr. Osterheld also serves as Assistant Treasurer of other Fidelity funds (2002) and is an employee of FMR.

Thomas J. Simpson (45)

Year of Election or Appointment: 2000
Assistant Treasurer of VIP Mid Cap. Mr. Simpson is Assistant Treasurer of other Fidelity funds (2000) and an employee of FMR (1996). Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995).

Distributions

A percentage of the dividends distributed during the fiscal year for the following classes qualifies for the dividends-received deduction for corporate shareholders:

Initial Class	100%
Service Class	100%
Service Class 2	100%

The fund will notify shareholders in January 2004 of amounts for use in preparing 2003 income tax returns.

Investment Adviser

Fidelity Management & Research Company
Boston, MA

Investment Sub-Advisers

FMR Co., Inc.
Fidelity Management & Research (U.K.) Inc.
Fidelity Management & Research (Far East) Inc.
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited

General Distributor

Fidelity Distributors Corporation
Boston, MA

Transfer and Shareholder Servicing Agent

Fidelity Investments Institutional Operations Company, Inc.
Boston, MA

Custodian

Brown Brothers Harriman & Co.
Boston, MA

VIPMID-ANN-0204
1.735273.104

2003 Annual Report

MULTI-STYLE EQUITY FUND

AGGRESSIVE EQUITY FUND

NON-U.S. FUND

CORE BOND FUND

REAL ESTATE SECURITIES FUND

DECEMBER 31, 2003

*FORMERLY RUSSELL INSURANCE FUNDS


Russell

Russell Investment Funds*

Russell Investment Funds is a "series mutual fund" with five different investment portfolios. These financial statements report on the Funds, each of which has distinct investment objectives and strategies.

Frank Russell Investment Management Company

Responsible for overall management and administration of the Funds.

Frank Russell Company

Consultant to Frank Russell Investment Management Company.

* Formerly Russell Insurance Funds

Russell Investment Funds

Annual Report

December 31, 2003

Table of Contents

To Our Clients

We're pleased you have chosen Russell Investment Funds for your investment needs. As we present our Russell Investment Funds 2003 Annual Report, we renew our commitment to you—providing strategically diversified investments managed by world class independent investment management firms.

After three years of a bear market, 2003 offered new opportunities and the financial markets were generally favorable. This represented a dramatic—and welcome—change for the financial markets. As always, our investment process remained constant. We maintained our long-term focus, strategic diversification, active management, and goal-oriented planning. We believe our diversified approach and long-term commitment to investing helps provide consistency for you—our investors.

As we reflect on the challenges and opportunities in 2003, we want you to know that we appreciate your continued confidence in Russell and in our MULTI ASSET, MULTI STYLE, MULTI MANAGER™ investment strategy.

We thank you for choosing Russell, global leaders in multi-manager investing. We look forward to continuing to serve you and building our relationship in 2004.

Warm Regards,



Len Brennan

President and Chief Executive Officer

Russell Investment Funds
Multi-Style Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Multi-Style Equity Fund
Russell 1000 Index **
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Multi-Style Equity Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 12,886	28.86%
5 Years	$ 8,730	(2.68)%§
Inception	$ 14,441	5.39%§

Russell 1000® Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 12,989	29.89%
5 Years	$ 9,934	(0.13)%§
Inception	$ 16,763	7.66%§

Russell Investment Funds
Multi-Style Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to provide income and capital growth by investing principally in equity securities.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide long-term capital growth.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Multi-Style Equity Fund gained 28.86%. This compared to the Russell 1000® Index, which gained 29.89% during the same period. The Fund's performance is net of operating expenses of 0.87%. Index returns do not reflect deduction of fees, expenses, or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

Main drivers of Fund performance included the fact that it was fully invested, ensuring full participation in the market recovery, and favorable stock selection. Meanwhile, the Fund's sector weightings, including an underweight in the strong performing technology sector, as well as in medium capitalization stocks, resulted in lower Fund performance relative to the benchmark. Fund money managers that were positioned more aggressively such as Turner and Brandywine outperformed their benchmarks while the more defensively positioned money managers, such as Montag & Caldwell and Westpeak (while they were a money manager for the Fund), trailed their benchmarks.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

During the past twelve months, the Fund's money managers responded to the market environment by investing in companies that they expected would benefit from improving economic and capital market conditions. The money managers increased their sector exposure to technology and multi-sector firms, while reducing exposure to the consumer staples and energy sectors. The Fund's money managers also increased their exposure to larger capitalization stocks in response to improving valuations and the falling dollar.

At fiscal year end, the Fund remained diversified across economic sectors, yet the money managers generally favored reasonably valued stocks they believed had the potential for improved earnings. As of December 31, 2003, the Fund was most overweighted in the consumer discretionary and the health care sectors and most underweighted in the financial services and utilities sectors.

What changes were made to the Fund's structure or to the money manager line-up?

In November, 2003, Strong Capital Management was replaced by Ark Asset Management in the growth segment of the Fund. Westpeak Global Advisors was terminated and their assets were redeployed to other Fund money managers.

In July, 2003, the Fund's target style weights were rebalanced to align with the annual reconstitution of its benchmark, the Russell 1000® Index.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

Positive contributors to performance relative to the benchmark included the Fund's fully invested stance and favorable stock selection in most sectors, especially health care (an emphasis on biotech over pharmaceuticals), consumer discretionary (overweights in internet commerce such as Ebay and Yahoo), utilities (strong recovery in Williams), and financials (overweight in brokers such as Goldman Sachs). Turner and Brandywine each had strong relative performance during the period. The Fund's overweights in Electronic Arts, Corning, and Boston Scientific also contributed to returns during the period. Finally, the Fund benefited as a result of six of the Fund's eight money managers outperforming their benchmarks.

The Fund's underweighted holdings in medium capitalization companies and the technology sector, and the defensively positioned Montag & Caldwell, and Westpeak portfolios detracted from performance relative to the benchmark. Overweightings in Kohls and Colgate Palmolive, as well as an underweight in General Electric, negatively impacted performance relative to the benchmark.

What was the investment environment like for stock selection? How did the Fund fare in this environment?

During the past twelve months, the equity market recovered strongly, led by the same low quality, high risk stocks that were hardest hit during the preceding bear market. The strongest performing sectors were those most sensitive to the economy (technology, producer durables, and materials), whereas the weaker sectors were less economically sensitive (consumer staples, health care, and utilities). Smaller and medium capitalization stocks significantly outperformed large capitalization stocks, while value stocks marginally outpaced growth stocks.

The market environment was challenging for most fundamentally driven, active money managers during the fiscal year. As a result, most active money managers underperformed their benchmarks. Since the market recovery was led by companies with low financial quality, highly uncertain business prospects, negative profitability and extreme volatility, most active money managers that focused on financially strong companies found it difficult to outperform their benchmarks. In this period, many highly profitable companies with improving earnings significantly underperformed as the market was more focused on companies with higher risk profiles.

Money Managers	Styles
Alliance Capital Management, LP - Bernstein Investment Research & Management Unit	Value
Ark Asset Management	Growth
Barclays Global Fund Advisors	Value
Brandywine Asset Management, LLC	Value
Jacobs Levy Equity Management, Inc.	Market-Oriented
Montag & Caldwell, Inc.	Growth
Turner Investment Partners, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 1000® Index includes the 1,000 largest companies in the Russell 3000® Index. The Russell 1000® Index represents the universe of stocks from which most active money managers typically select. The Russell 1000® Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 92.8%		
Auto and Transportation - 2.9%		
American Axle & Manufacturing Holdings, Inc.(Æ)	3,893	157
Autoliv, Inc.	1,000	38
BorgWarner, Inc.	1,300	111
Burlington Northern Santa Fe Corp.	10,173	329
CSX Corp.	23,700	852
Dana Corp.	3,000	55
Delphi Corp.	51,783	529
Delta Air Lines, Inc.	9,600	113
FedEx Corp.	1,376	93
Ford Motor Co.	38,364	614
General Motors Corp.	8,800	470
Lear Corp.	363	22
Norfolk Southern Corp.	33,600	795
Northwest Airlines Corp. (Æ)	9,900	125
Oshkosh Truck Corp.	1,800	92
Skywest, Inc.	6,989	127
Southwest Airlines Co.	39,467	637
Swift Transportation Co., Inc. (Æ)	795	17
Tidewater, Inc.	11,950	357
Toyota Motor Corp. - ADR	5,850	402
Union Pacific Corp.	2,639	183
United Parcel Service, Inc. Class B	33,800	2,520
Werner Enterprises, Inc.	751	15
		8,653
Consumer Discretionary - 14.0%		
Abercrombie & Fitch Co. Class A (Æ)	2,313	57
Activision, Inc. (Æ)	1,700	31
Amazon.Com, Inc. (Æ)	7,960	419
Apollo Group, Inc. Class A (Æ)	2,100	143
Autonation, Inc. (Æ)	6,700	123
Barnes & Noble, Inc. (Æ)	1,298	43
BearingPoint, Inc. (Æ)	18,300	185
Bed Bath & Beyond, Inc. (Æ)	20,400	884
Belo Corp. Class A	2,053	58
Best Buy Co., Inc.	12,050	629
Big Lots, Inc.	2,874	41
BJ's Wholesale Club, Inc. (Æ)	7,300	168
Black & Decker Corp.	304	15
Blyth, Inc.	919	30
Borders Group, Inc.	2,240	49
Brinker International, Inc. (Æ)	1,894	63
Callaway Golf Co.	4,000	67
Career Education Corp. (Æ)	5,800	232
Carnival Corp.	17,760	706
Cendant Corp.	29,070	647
Circuit City Stores, Inc.	5,800	59
Claire's Stores, Inc.	5,994	113
Coach, Inc. (Æ)	13,000	491
Convergys Corp. (Æ)	4,636	81
Darden Restaurants, Inc.	3,054	64
DeVry, Inc. (Æ)	7,500	188
Dillard's, Inc. Class	3,900	64
Dollar General Corp.	11,265	236
Earthlink, Inc. (Æ)	2,500	25
Eastman Kodak Co.	14,000	359
eBay, Inc. (Æ)	25,060	1,619
Education Management Corp. (Æ)	1,800	56
Electronic Arts, Inc. (Æ)	20,974	1,002
Estee Lauder Cos., Inc. (The) Class A	9,000	353
Extended Stay America, Inc.	2,300	33
Federated Department Stores	12,038	567
Fox Entertainment Group, Inc. Class A (Æ)	23,575	687
Fred's, Inc.	1,900	59
Gannett Co., Inc.	17,800	1,587
Gap, Inc. (The)	14,600	339
Gemstar-TV Guide International, Inc. (Æ)	840	4
Gillette Co. (The)	51,438	1,889
GTECH Holdings Corp.	3,380	167
Harman International Industries, Inc.	173	13
Harrah's Entertainment, Inc.	2,053	102
Hearst-Argyle Television, Inc.	3,121	86
Home Depot, Inc.	62,100	2,204
InterActiveCorp (Æ)	35,230	1,195
International Game Technology	21,840	780
Interpublic Group of Cos., Inc.	20,000	312
ITT Educational Services, Inc.	539	25
Jones Apparel Group, Inc.	6,164	217
Kimberly-Clark Corp.	16,208	958
Kohl's Corp. (Æ)	27,500	1,236
Leggett & Platt, Inc.	1,700	37
Liberty Media Corp. Class A (Æ)	67,297	800
Liz Claiborne, Inc.	207	7
Lowe's Cos., Inc.	23,510	1,302
Marriott International, Inc. Class A	24,900	1,150
Mattel, Inc.	19,902	384
May Department Stores Co. (The)	12,604	366
Maytag Corp.	2,220	62
McDonald's Corp.	55,307	1,373
McGraw-Hill Cos., Inc. (The)	3,406	238
Media General, Inc. Class A	939	61
Meredith Corp.	2,733	133

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Metro-Goldwyn-Mayer, Inc. (Æ)	5,459	93
MGM Mirage	648	24
Michaels Stores, Inc.	107	5
Mohawk Industries, Inc. (Æ)	2,000	141
Office Depot, Inc. (Æ)	7,400	124
Omnicom Group	10,200	891
Pacific Sunwear Of California (Æ)	6,525	138
Park Place Entertainment Corp. (Æ)	18,179	197
Petco Animal Supplies, Inc. (Æ)	1,600	49
RadioShack Corp.	8,909	273
Republic Services, Inc.	2,761	71
Ross Stores, Inc.	806	21
RR Donnelley & Sons Co.	9,751	294
Sears Roebuck and Co.	4,300	196
ServiceMaster Co. (The)	4,000	47
Snap-On, Inc.	1,549	50
Stanley Works (The)	1,740	66
Staples, Inc. (Æ)	166	5
Starwood Hotels & Resorts Worldwide, Inc.	2,200	79
Strayer Education, Inc.	500	54
Talbots, Inc.	644	20
Target Corp.	8,000	307
Tech Data Corp. (Æ)	900	36
Time Warner, Inc.	136,602	2,457
TJX Cos., Inc.	9,800	216
Tribune Co.	7,700	397
Tupperware Corp.	7,006	121
Univision Communications, Inc. Class A (Æ)	9,500	377
VF Corp.	4,300	186
Viacom, Inc. Class B	25,077	1,113
Viad Corp.	1,300	33
Wal-Mart Stores, Inc.	48,000	2,546
Walt Disney Co.	75,277	1,756
Washington Post Class B	34	27
Waste Management, Inc.	14,742	436
Whirlpool Corp.	2,870	209
WMS Industries, Inc.	1,900	50
Yahoo!, Inc. (Æ)	15,820	715
		41,493

Consumer Staples - 6.6%

	Principal Amount ($) or Shares	Market Value $
Adolph Coors Co. Class B	1,560	88
Albertson's, Inc.	11,100	251
Altria Group, Inc.	43,190	2,350
Anheuser-Busch Cos., Inc.	7,918	417
Campbell Soup Co.	6,700	180
Coca-Cola Co. (The)	52,740	2,677
Coca-Cola Enterprises, Inc.	6,908	151
Colgate-Palmolive Co.	18,200	911
CVS Corp.	13,923	503
Dean Foods Co. (Æ)	805	26
Del Monte Foods Co. (Æ)	30,100	313
Dial Corp. (The)	319	9
General Mills, Inc.	6,200	281
HJ Heinz Co.	7,421	270
Hormel Foods Corp.	385	10
Interstate Bakeries	3,249	46
Kraft Foods, Inc. Class A	670	22
Kroger Co.	34,314	635
Pepsi Bottling Group, Inc.	4,314	104
PepsiAmericas, Inc.	6,034	103
PepsiCo, Inc.	64,010	2,984
Procter & Gamble Co.	45,142	4,509
Rite Aid Corp.	10,300	62
Safeway, Inc. (Æ)	7,900	173
Sara Lee Corp.	46,917	1,019
Supervalu, Inc.	11,449	327
Systemco Corp.	10,090	376
Tyson Foods, Inc. Class A	4,606	61
UST, Inc.	12,893	460
Winn-Dixie Stores, Inc.	10,000	100
		19,418

Financial Services - 20.4%

	Principal Amount ($) or Shares	Market Value $
ACE, Ltd.	5,794	240
AG Edwards, Inc.	217	8
Alliance Data Systems Corp. (Æ)	2,400	66
Allstate Corp. (The)	25,557	1,099
American Express Co.	25,830	1,246
American International Group, Inc.	78,479	5,202
Ameritrade Holding Corp. (Æ)	14,400	203
AmSouth Bancorp	11,388	279
AON Corp.	3,100	74
Apartment Investment & Management Co. Class A (ö)	1,150	40
Archstone-Smith Trust (ö)	6,900	193
Arden Realty, Inc. (ö)	4,893	148
Astoria Financial Corp.	7,147	266
Automatic Data Processing, Inc.	900	36
Axis Capital Holdings, Ltd.	6,000	176
Bank of America Corp.	35,516	2,857
Bank of New York Co., Inc. (The)	11,082	367
Bank One Corp.	31,445	1,434
BB&T Corp.	9,012	348

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Bear Stearns Cos., Inc. (The)	1,000	80
Brandywine Realty Trust (ö)	900	24
Capital One Financial Corp.	10,600	650
CarrAmerica Realty Corp. (ö)	4,715	140
Charles Schwab Corp. (The)	51,450	609
Charter One Financial, Inc.	11,300	390
Chubb Corp.	2,973	202
Cigna Corp.	20,245	1,164
CIT Group, Inc.	2,035	73
Citigroup, Inc.	173,039	8,400
CNA Financial Corp. (Æ)	2,100	51
Comerica, Inc.	2,300	129
Conseco, Inc. (Æ)	10,600	231
Crescent Real Estate Equities Co. (ö)	6,447	110
D&B Corp. (Æ)	230	12
Deluxe Corp.	2,700	112
Doral Financial Corp.	3,154	102
DST Systems, Inc. (Æ)	991	41
E*Trade Financial Corp. (Æ)	28,864	365
Endurance Specialty Holdings, Ltd.	4,700	158
Equity Office Properties Trust (ö)	20,839	597
Equity Residential (ö)	11,300	333
Fannie Mae	21,435	1,609
Fidelity National Financial, Inc.	6,326	245
First Data Corp.	20,570	845
First Midwest Bancorp, Inc.	273	9
Fiserv, Inc. (Æ)	8,000	316
FleetBoston Financial Corp.	37,939	1,656
Franklin Resources, Inc.	7,700	401
Freddie Mac	20,176	1,177
Friedman Billings Ramsey Group, Inc. Class A	2,238	52
General Growth Properties, Inc. (ö)	8,337	231
Global Payments, Inc.	1,200	57
Golden West Financial Corp.	1,656	171
Goldman Sachs Group, Inc.	22,031	2,175
Greenpoint Financial Corp.	5,064	179
Hartford Financial Services Group, Inc.	2,140	126
Health Care REIT, Inc. (ö)	1,600	58
Hibernia Corp. Class A	7,573	178
Hospitality Properties Trust (ö)	307	13
HRPT Properties Trust (ö)	2,600	26
Hudson United Bancorp	713	26
Huntington Bancshares, Inc.	4,400	99
IMPAC Mortgage Holdings, Inc. (ö)	2,600	47
Jack Henry & Associates, Inc.	635	13
Jefferson-Pilot Corp.	1,600	81
John Hancock Financial Services, Inc.	8,036	301
JP Morgan Chase & Co.	71,864	2,640
Keycorp	26,446	775
Kimco Realty Corp. (ö)	1,900	85
La Quinta Corp.	3,900	25
Landamerica Financial Group, Inc.	1,100	57
Lehman Brothers Holdings, Inc.	9,942	768
Liberty Property Trust (ö)	988	38
Lincoln National Corp.	6,451	260
Loews Corp.	300	15
Macerich Co. (The) (ö)	5,296	236
Marsh & McLennan Cos., Inc.	32,087	1,537
MBIA, Inc.	1,700	101
MBNA Corp.	23,094	574
Merrill Lynch & Co., Inc.	30,187	1,770
Metlife, Inc.	7,375	248
MGIC Investment Corp.	2,150	122
Morgan Stanley	29,819	1,726
National City Corp.	21,700	736
National Commerce Financial Corp.	1,856	51
Nationwide Financial Services	3,627	120
Nuveen Investments, Inc. Class A	700	19
Old Republic International Corp.	4,331	110
Paychex, Inc.	30,800	1,146
Platinum Underwriters Holdings, Ltd.	14,000	420
PNC Financial Services Group, Inc.	9,241	506
Prentiss Properties Trust (ö)	1,200	40
Prudential Financial, Inc.	7,177	300
Radian Group, Inc.	7,300	356
Redwood Trust, Inc. (ö)	700	36
Regions Financial Corp.	2,500	93
RenaissanceRe Holdings, Ltd.	1,600	78
Ryder System, Inc.	3,599	123
Safeco Corp.	1,400	55
Shurgard Storage Centers, Inc. Class A (ö)	683	26
SouthTrust Corp.	4,779	156
St. Paul Cos	3,300	131
Sungard Data Systems, Inc. (Æ)	1,344	37
SunTrust Banks, Inc.	2,300	164
Thornburg Mortgage, Inc. (ö)	1,758	48
Torchmark Corp.	2,400	109
Travelers Property Casualty Corp. Class A	9,512	160
Travelers Property Casualty Corp. Class B	31,013	526
Union Planters Corp.	1,500	47
UnionBanCal Corp.	2,308	133
United Bankshares, Inc.	196	6
UnumProvident Corp.	308	5
US Bancorp	29,324	873
Vornado Realty Trust (ö)	1,926	105

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Wachovia Corp.	45,935	2,140
Washington Mutual, Inc.	17,251	692
Webster Financial Corp.	429	20
Wells Fargo & Co.	24,524	1,444
WR Berkley Corp.	5,077	177
XL Capital, Ltd. Class A	1,672	130
Zions BanCorp	288	18
		60,659
Health Care - 13.0%		
Abbott Laboratories	45,540	2,122
AdvancePCS (Æ)	1,200	63
Aetna, Inc.	2,585	175
Affymetrix, Inc. (Æ)	2,225	55
AmerisourceBergen Corp.	9,380	527
Amgen, Inc.	70,110	4,333
Andrx Corp. (Æ)	681	16
Applera Corp. - Celera Genomics Group (Æ)	1,700	24
Beckman Coulter, Inc.	378	19
Becton Dickinson & Co.	1,200	49
Boston Scientific Corp. (Æ)	19,950	733
Bristol-Myers Squibb Co.	29,562	845
Caremark Rx, Inc. (Æ)	13,200	334
Celgene Corp. (Æ)	1,300	59
Chiron Corp. (Æ)	6,010	343
Community Health Systems, Inc. (Æ)	2,200	58
Coventry Health Care, Inc. (Æ)	1,826	118
Dade Behring Holdings, Inc. (Æ)	1,100	39
DaVita, Inc. (Æ)	2,416	94
Eli Lilly & Co.	30,900	2,173
Endo Pharmaceuticals Holdings, Inc. (Æ)	1,600	31
Forest Laboratories, Inc. (Æ)	4,100	253
Genentech, Inc. (Æ)	19,689	1,842
Genzyme Corp. (Æ)	6,000	296
Gilead Sciences, Inc. (Æ)	18,090	1,052
Guidant Corp.	13,676	823
HCA, Inc.	6,500	279
Human Genome Sciences, Inc. (Æ)	2,800	37
Humana, Inc.	4,303	98
IMS Health, Inc.	9,787	243
Invitrogen Corp. (Æ)	3,300	231
IVAX Corp.	7,800	186
Johnson & Johnson	43,860	2,266
King Pharmaceuticals, Inc. (Æ)	1,093	17
Kyphon, Inc. (Æ)	1,200	30
McKesson Corp.	3,100	100
Medco Health Solutions, Inc. (Æ)	9,000	306
Medtronic, Inc.	59,130	2,874
Merck & Co., Inc.	21,427	990
Millennium Pharmaceuticals, Inc. (Æ)	285	5
Mylan Laboratories	8,100	205
Nektar Therapeutics (Æ)	3,200	44
Oxford Health Plans	1,500	65
Pfizer, Inc.	206,642	7,302
Respironics, Inc. (Æ)	391	18
Schering-Plough Corp.	28,400	494
Select Medical Corp.	1,000	16
St. Jude Medical, Inc.	12,690	779
Tenet Healthcare Corp.	31,400	504
Teva Pharmaceutical Industries - ADR	13,900	788
Triad Hospitals, Inc. (Æ)	2,600	87
UnitedHealth Group, Inc.	24,948	1,451
Universal Health Services, Inc. Class B	927	50
Valeant Pharmaceuticals International	583	15
Varian Medical Systems, Inc.	706	49
Watson Pharmaceuticals, Inc. (Æ)	10,900	501
WellPoint Health Networks	2,600	252
Wyeth	22,876	971
Zimmer Holdings, Inc. (Æ)	10,570	744
		38,473
Integrated Oils - 3.6%		
Amerada Hess Corp.	7,828	416
BP PLC - ADR	15,500	765
ChevronTexaco Corp.	26,241	2,267
ConocoPhillips	19,590	1,285
Exxon Mobil Corp.	117,254	4,807
Marathon Oil Corp.	11,914	394
Occidental Petroleum Corp.	17,332	732
		10,666
Materials and Processing - 3.4%		
Alcoa, Inc.	33,761	1,283
Archer-Daniels-Midland Co.	22,327	340
Ashland, Inc.	2,800	123
Ball Corp.	1,000	60
Bemis Co.	1,300	65
Cabot Corp.	1,960	62
Carpenter Technology	822	24
Crown Holdings, Inc.	21,900	198
Dow Chemical Co. (The)	26,961	1,121
Eastman Chemical Co.	3,000	119
Ecolab, Inc.	10,100	276
EI Du Pont de Nemours & Co.	10,655	489

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Florida Rock Industries, Inc.	273	15
Forest City Enterprises, Inc. Class A	818	39
Georgia-Pacific Corp.	9,770	300
Glatfelter	8,249	103
Harsco Corp.	1,554	68
Hecla Mining Co.	4,700	39
Hercules, Inc.	6,800	83
International Paper Co.	12,400	535
Lafarge North America, Inc.	2,144	87
Louisiana-Pacific Corp.	2,343	42
Lubrizol Corp.	1,400	46
Lyondell Chemical Co.	7,300	124
Martin Marietta Materials, Inc.	3,143	148
Masco Corp.	44,700	1,225
MeadWestvaco Corp.	3,500	104
Monsanto Co.	24,833	715
Newmont Mining Corp.	6,103	297
Pactiv Corp. (Æ)	2,964	71
Potlatch Corp.	1,438	50
PPG Industries, Inc.	5,390	345
Rohm & Haas Co.	360	15
RPM International, Inc.	18,763	309
Sherwin-Williams Co. (The)	8,399	292
Sigma-Aldrich Corp. Class H	2,720	156
Smurfit-Stone Container Corp. (Æ)	10,600	197
Sonoco Products Co.	1,500	37
Southern Peru Copper Corp.	420	20
Temple-Inland, Inc.	1,100	69
Vulcan Materials Co.	5,238	249
Weyerhaeuser Co.	2,051	131
Worthington Industries	5,500	99
York International Corp.	941	35
		10,205
Miscellaneous - 4.4%		
3M Co.	29,233	2,486
Eaton Corp.	1,865	201
FMC Corp.	3,000	102
Fortune Brands, Inc.	6,867	491
General Electric Co.	230,240	7,133
Honeywell International, Inc.	27,700	926
ITT Industries, Inc.	4,416	328
Johnson Controls, Inc.	3,441	400
Textron, Inc.	3,400	194
Tyco International, Ltd.	34,840	923
		13,184
Other Energy - 1.8%		
Anadarko Petroleum Corp.	14,700	750
Baker Hughes, Inc.	1,060	34
Calpine Corp. (Æ)	42,200	203
Cooper Cameron Corp. (Æ)	500	23
Dynegy, Inc. Class	40,200	172
El Paso Corp.	32,700	268
EOG Resources, Inc.	8,600	397
Halliburton Co.	10,570	275
Kerr-McGee Corp.	5,097	237
National-Oilwell, Inc. Class C (Æ)	90	2
Reliant Resources, Inc. (Æ)	4,500	33
Schlumberger, Ltd.	38,797	2,123
Sunoco, Inc.	1,122	57
Tesoro Petroleum Corp.	3,300	48
Texas Genco Holdings, Inc.	1,551	50
Valero Energy Corp.	1,867	87
Varco International, Inc. (Æ)	2,634	54
Williams Cos., Inc.	61,300	602
		5,415
Producer Durables - 3.2%		
Agilent Technologies, Inc. (Æ)	15,728	460
Applied Materials, Inc. (Æ)	62,820	1,410
Boeing Co. (The)	18,200	767
Briggs & Stratton Corp.	1,300	88
Caterpillar, Inc.	12,138	1,008
Centex Corp.	1,724	186
Cognex Corp.	1,500	42
Cooper Industries, Ltd. Class A	2,100	122
Crane Co.	1,400	43
Credence Systems Corp. (Æ)	2,300	30
Crown Castle International Corp. (Æ)	5,000	55
Cummins, Inc.	1,000	49
Deere & Co.	3,528	229
Diebold, Inc.	1,849	100
DR Horton, Inc.	5,400	234
Emerson Electric Co.	6,500	421
Engineered Support Systems, Inc.	1,050	58
Flowserve Corp.	3,164	66
Goodrich Corp.	8,289	246
Hubbell, Inc. Class B	1,939	86
KB Home	2,100	152
Kennametal, Inc.	785	31
Kla-Tencor Corp. (Æ)	3,600	211
Lennar Corp. Class A	2,100	202
Lexmark International, Inc. (Æ)	2,091	164
Lockheed Martin Corp.	4,957	255

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Northrop Grumman Corp.	8,827	844
NVR, Inc.	98	46
Parker Hannifin Corp.	884	53
Pentair, Inc.	2,570	117
Pitney Bowes, Inc.	1,300	53
Polycom, Inc. (Æ)	4,578	89
Pulte Homes, Inc.	600	56
Rockwell Collins, Inc.	7,205	216
Standard-Pacific Corp.	2,500	121
Steelcase, Inc. Class A	800	11
Tektronix, Inc.	837	26
Teradyne, Inc. (Æ)	9,880	251
United Defense Industries, Inc. (Æ)	2,102	67
United Technologies Corp.	7,023	666
Xerox Corp.	4,500	62
		9,393

Technology - 13.3%

	Principal Amount ($) or Shares	Market Value $
3Com Corp. (Æ)	9,322	76
Acxiom Corp. (Æ)	707	13
ADC Telecommunications, Inc. (Æ)	44,000	131
Adobe Systems, Inc.	711	28
Advanced Micro Devices, Inc.	3,000	45
Agere Systems, Inc. Class A (Æ)	114,550	349
Altera Corp. (Æ)	3,600	82
Amdocs, Ltd. (Æ)	11,400	256
Analog Devices, Inc.	10,630	485
Anteon International Corp. (Æ)	2,000	72
Applied Micro Circuits Corp. (Æ)	386	2
Atmel Corp. (Æ)	6,000	36
Avaya, Inc. (Æ)	31,300	405
Avnet, Inc.	2,500	54
BMC Software, Inc. (Æ)	2,427	45
Ciena Corp. (Æ)	6,600	44
Cisco Systems, Inc. (Æ)	209,370	5,086
Computer Associates International, Inc.	15,363	420
Computer Sciences Corp.	8,017	355
Compuware Corp. (Æ)	7,801	47
Comverse Technology, Inc. (Æ)	18,910	333
Corning, Inc.	70,960	740
CSG Systems International (Æ)	3,188	40
Cypress Semiconductor Corp. (Æ)	2,400	51
Dell, Inc. (Æ)	32,800	1,114
Electronic Data Systems Corp.	4,100	101
EMC Corp.	159,187	2,057
Flextronics International, Ltd. (Æ)	3,300	49
Gateway, Inc. (Æ)	5,876	27
General Dynamics Corp.	2,539	230
Harris Corp.	5,529	210
Hewlett-Packard Co.	60,846	1,398
Imation Corp.	2,500	88
Ingram Micro, Inc. Class A (Æ)	4,100	65
Intel Corp.	198,644	6,396
International Business Machines Corp.	13,363	1,238
Intuit, Inc. (Æ)	146	8
LSI Logic Corp. (Æ)	11,600	103
Lucent Technologies, Inc.	50,000	142
Maxim Integrated Products	573	29
MCI Inc. (δ)	4,600	108
Microsoft Corp.	188,470	5,190
Motorola, Inc.	67,495	950
National Semiconductor Corp. (Æ)	3,400	134
Nortel Networks Corp.	19,100	81
Oracle Corp. (Æ)	200,100	2,641
PanAmSat Corp. (Æ)	581	13
Peoplesoft, Inc. (Æ)	8,100	185
PerkinElmer, Inc.	855	15
Plexus Corp. (Æ)	1,900	33
QLogic Corp. (Æ)	7,800	402
Qualcomm, Inc.	38,600	2,082
Raytheon Co.	3,370	101
Red Hat, Inc. (Æ)	2,400	45
Retek, Inc. (Æ)	2,225	21
Rockwell Automation, Inc.	7,229	257
Sabre Holdings Corp.	5,700	123
Sanmina-SCI Corp. (Æ)	20,593	260
SAP AG - ADR	8,550	355
Scientific-Atlanta, Inc.	2,265	62
Solectron Corp. (Æ)	33,000	195
Sony Corp. - ADR	5,220	181
Storage Technology Corp. (Æ)	1,433	37
Sun MicroSystems, Inc. (Æ)	75,477	339
Symantec Corp. (Æ)	18,560	643
SynopSystem, Inc. (Æ)	5,404	182
Tekelec (Æ)	1,400	22
Tellabs, Inc. (Æ)	9,835	83
Texas Instruments, Inc.	39,000	1,146
Trimble Navigation, Ltd. (Æ)	1,200	45
Triquint Semiconductor, Inc. (Æ)	3,900	28
UniSystem Corp.	3,100	46
UNOVA, Inc. (Æ)	2,900	67
Varian, Inc. (Æ)	1,283	54
Veritas Software Corp. (Æ)	7,500	279
Vishay Intertechnology, Inc. (Æ)	1,400	32
Xilinx, Inc. (Æ)	10,770	417
		39,304

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Utilities - 6.2%		
Allegheny Energy, Inc.	38,700	494
Alliant Energy Corp.	5,100	127
Alltel Corp.	10,721	499
Ameren Corp.	878	40
American Electric Power Co., Inc.	19,200	586
Aquila, Inc.	1,272	4
AT&T Corp.	18,248	370
AT&T Wireless Services, Inc. (Æ)	11,964	96
BellSouth Corp.	32,994	934
Centerpoint Energy, Inc.	23,491	228
Cincinnati Bell, Inc.	6,600	33
Citizens Communications Co.	3,000	37
CMS Energy Corp.	2,200	19
Comcast Corp. Class A	56,260	1,849
Comcast Corp. Special Class A	6,300	197
Constellation Energy Group, Inc.	6,745	264
COX Communications, Inc. Class A (Æ)	3,638	125
DPL, Inc.	4,546	95
DTE Energy Co.	7,900	311
Duke Energy Corp.	12,700	260
Edison International	2,733	60
Entergy Corp.	9,998	571
Exelon Corp.	17,076	1,133
FirstEnergy Corp.	13,700	482
FPL Group, Inc.	1,500	98
Great Plains Energy, Inc.	2,423	77
Hughes Electronics Corp. (Æ)	21,623	358
Level 3 Communications, Inc. (Æ)	38,200	218
MDU Resources Group, Inc.	1,900	45
Nextel Communications, Inc. Class A (Æ)	28,800	808
Nicor, Inc.	375	13
NII Holdings, Inc. Class B (Æ)	1,500	112
NiSource, Inc.	12,228	268
Northeast Utilities	5,821	117
NSTAR	1,093	53
Oneok, Inc.	2,104	46
Pepco Holdings, Inc.	8,000	156
PG&E Corp.	27,019	750
Pinnacle West Capital Corp.	1,225	49
Progress Energy, Inc. - CVO (Æ)(Ÿ)	1,300	0
Puget Energy, Inc.	2,100	50
Qwest Communications International	26,859	116
SBC Communications, Inc.	80,170	2,090
Sempra Energy	5,449	164
Sierra Pacific Resources	22,000	161
Southern Co. (The)	8,056	244
Sprint Corp.-FON Group	29,062	477
TXU Corp.	7,800	185
UnitedGlobalCom, Inc. Class A (Æ)	51,000	432
Verizon Communications, Inc.	58,842	2,064
Wisconsin Energy Corp.	5,200	174
Xcel Energy, Inc.	18,258	310
		18,449
Total Common Stocks (cost $237,599)		275,312
Short-Term Investments - 7.1%		
Frank Russell Investment Company Money Market Fund	19,620,000	19,620
United States Treasury Bill (ÿ)(š) 0.880% due 03/11/04	1,400	1,397
Total Short-Term Investments (cost $21,017)		21,017
Total Investments - 99.9% (identified cost $258,616)		296,329
Other Assets and Liabilities Net - 0.1%		438
Net Assets - 100.0%		296,767

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Russell 1000 Index expiration date 03/04 (5)	1,485	57
S&P 500 E-Mini Index expiration date 03/04 (70)	3,887	153
S&P 500 Index expiration date 03/04 (28)	7,774	259
S&P Midcap 400 Index expiration date 03/04 (25)	7,201	249
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		718

See accompanying notes which are an integral part of the financial statements.

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Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Aggressive Equity Fund
Russell 2500™ Index **
$20,000
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Aggressive Equity Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 14,560	45.60%
5 Years	$ 12,126	3.93%§
Inception	$ 16,544	7.46%§

Russell 2500™ Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 14,551	45.51%
5 Years	$ 15,673	9.40%§
Inception	$ 19,565	10.06%§

Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to provide capital appreciation by assuming a higher level of volatility than is ordinarily expected from the Multi-Style Equity Fund by investing in equity securities.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide long-term capital growth.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Aggressive Equity Fund gained 45.60%. This compared to the Russell 2500™ Index, which gained 45.51% during the same period. The Fund's performance is net of operating expenses of 1.06%. Index returns do not include deduction of fees, expenses or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

The Fund's return relative to its benchmark was driven by sector allocation and stock selection. The Fund's overweight in the technology sector and underweight in the financial services sector versus the benchmark contributed to the Fund's positive performance relative to the benchmark. Security selection generated positive results within nine of the 12 economic sectors represented in the Fund's benchmark. Stock selection was poor in the technology sector, primarily due to a strong rally in low quality technology companies.

Four of the Fund's eight money managers outperformed and four underperformed their respective benchmarks. The greatest outperformer was David J. Greene, a value money manager whose contrarian approach to stock selection led it to hold overweight positions in technology and other cyclically sensitive stocks. Greene outperformed the Russell 2500 Value Index by over 20%. CapitalWorks, a growth money manager, outperformed its benchmark by over 6%. This was a result of its emphasis on early identification of accelerating earnings growth and operating fundamentals. The Fund's two quantitative money managers, Goldman Sachs and Jacobs Levy, both outperformed their respective benchmarks by several hundred basis points.

Among the Fund's money managers, the largest underperformance came from Geewax, whose focus on high quality stocks led to an approximate shortfall of 10%. TimesSquare, underperformed its benchmark by approximately 7% for the same reasons. Suffolk underperformed its benchmark by about 4%. This was disappointing given Suffolk's emphasis on companies with accelerating earnings fundamentals. Systematic underperformed its benchmark by a small margin.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

The past year was a challenging market environment for active money managers. In particular, 2003 was punctuated by the market's move to favoring stocks with poor recent returns, low stock price, no current earnings, and high price volatility. Returning sentiment to such stocks is considered a "rally off the bottom", in which price reversal is the dominant factor and prospective improvement in company fundamentals, like earnings growth, are less of a consideration. The Fund's money managers' emphasis on a combination of current price and prospective fundamental operating improvements was not rewarded in this environment. Additionally, the factors discussed above resulted in micro capitalization stocks experiencing large gains.

Neither the Fund nor its money managers changed investment approaches in response to the market environment. However, the Fund's money managers did consider the market environment in their respective security selection. By design, some of the Fund's money managers tended to be more sensitive to the "price only" perspective, providing strong relative performance strength. Some of the Fund's money managers were not as sensitive to the "price-only" perspective.

What changes were made to the Fund's structure or to the money manager line-up?

No changes were made to the Fund's structure or its money manager line-up during the year.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

The fund's more cyclically oriented money managers (whether growth or value) tended to post the best performance relative to the benchmark over the past year. For money managers such as David J. Greene (value) and CapitalWorks (growth), both experienced such results. Greene outperformed the benchmark by over 20% in the past year, while CapitalWorks outperformed by approximately 7%. The Fund's money managers, such as Geewax and TimesSquare, suffered over the past year. These managers tended to emphasize companies with consistent or visible earnings and less economic sensitivity (whether growth or value).

What was the investment environment like for stock selection? How did the Fund fare in this environment?

Stock selection was challenging over the past year. In some cases, the money managers' emphasis on stocks with low valuations relative to their expected growth and on companies with earnings that were expected to have a greater-than-average tendency to announce either higher than expected earnings or to revise earnings up contributed to the Fund's performance. Stock selection was positive within nine of the

Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

12 economic sectors represented in the Fund's benchmark. Stock selection in the health care, financial services, and materials & processing sectors significantly contributed to the Fund's positive performance relative to the benchmark. However, stock selection in the technology sector was very poor. Given this challenging environment, the Fund's money managers made positive contributions to returns relative to the benchmark from stock selection.

Money Managers	Styles
CapitalWorks Investment Partners, LLC	Growth
David J. Greene & Co., LLC	Value
Geewax, Terker & Co.	Growth
Goldman Sachs Asset Management	Market-Oriented
Jacobs Levy Equity Management, Inc.	Value
Suffolk Capital Management, Inc.	Growth
Systematic Financial Management, LP	Value
TimesSquare Capital Management, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 2500™ Index is composed of the bottom 500 stocks in the Russell 1000® Index and all the stocks in the Russell 2000® Index. The Russell 2500™ Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 94.4%		
Auto and Transportation - 2.5%		
Airtran Holdings, Inc. (Æ)	22,600	269
Alaska Air Group, Inc.	3,000	82
America West Holdings Corp. Class B (Æ)	21,200	263
Arctic Cat, Inc.	909	22
Autoliv, Inc.	11,100	418
Aviall, Inc.	3,500	54
CH Robinson Worldwide, Inc.	1,900	72
Collins & Aikman Corp.	11,800	51
Covenant Transport, Inc. Class A (Æ)	2,000	38
Dura Automotive Systems, Inc. Class A (Æ)	2,300	29
ExpressJet Holdings, Inc. (Æ)	1,500	23
Frontier Airlines, Inc. (Æ)	6,500	93
Gentex Corp.	5,200	230
Goodyear Tire & Rubber Co. (The)	10,000	79
Grupo TMM SA - ADR	3,500	15
Heartland Express, Inc.	439	11
JB Hunt Transport Services, Inc.	4,300	116
JetBlue Airways Corp. (Æ)	3,650	97
Kansas City Southern	1,100	16
Lear Corp.	1,500	92
Navistar International Corp.	6,800	326
Northwest Airlines Corp. (Æ)	21,000	265
Oshkosh Truck Corp.	5,700	291
Pacer International, Inc. (Æ)	24,400	493
SCS Transportation, Inc. (Æ)	1,500	26
Superior Industries International	600	26
TBC Corp. (Æ)	1,500	39
Thor Industries, Inc.	1,200	67
Visteon Corp.	8,500	88
Wabash National Corp.	5,460	160
Wabtec Corp.	12,700	216
		4,067
Consumer Discretionary - 19.9%		
4Kids Entertainment, Inc. (Æ)	2,700	70
Aaron Rents, Inc.	9,750	196
Abercrombie & Fitch Co. Class A (Æ)	3,200	79
Activision, Inc. (Æ)	16,200	295
Advance Auto Parts (Æ)	4,700	383
Advo, Inc.	5,850	186
Aeropostale, Inc. (Æ)	16,200	444
Alliance Gaming Corp. (Æ)	13,844	341
Allied Waste Industries, Inc. (Æ)	4,300	60
AMC Entertainment, Inc.	5,600	85
Ameristar Casinos, Inc. (Æ)	5,400	132
Angelica Corp.	2,200	48
AnnTaylor Stores Corp. (Æ)	10,950	427
Applebees International, Inc.	3,300	130
Applica, Inc.	3,400	26
aQuantive, Inc. (Æ)	17,000	174
Arbitron, Inc.	11,700	488
Asbury Automotive Group, Inc. (Æ)	6,700	120
Atari, Inc. (Æ)	4,900	21
Aztar Corp. (Æ)	4,200	95
Barnes & Noble, Inc. (Æ)	1,100	36
BearingPoint, Inc. (Æ)	22,300	225
Big 5 Sporting Goods Corp. (Æ)	4,400	92
Big Lots, Inc.	8,900	126
BJ's Wholesale Club, Inc. (Æ)	13,200	303
Black & Decker Corp.	4,500	222
Blockbuster, Inc. Class A	6,500	117
Bob Evans Farms, Inc.	3,100	101
Bright Horizons Family Solutions, Inc. (Æ)	1,200	50
Brink's Co. (The)	11,900	269
Brookstone, Inc. (Æ)	6,000	128
Brown Shoe Co., Inc.	800	30
Callaway Golf Co.	16,600	280
Career Education Corp. (Æ)	3,000	120
Carmax, Inc. (Æ)	1,800	56
CBRL Group, Inc.	3,800	145
CDI Corp.	1,000	33
CDW Corp.	2,400	139
Central European Distribution Corp. (Æ)	1,600	51
Central Garden and Pet Co. (Æ)	9,600	269
Charming Shoppes	12,900	70
Chico's FAS, Inc. (Æ)	2,600	96
Childrens Place (Æ)	5,949	159
Choice Hotels International, Inc.	9,938	350
ChoicePoint, Inc. (Æ)	4,333	165
Claire's Stores, Inc.	7,742	146
CNET Networks, Inc. (Æ)	22,620	154
Columbia Sportswear Co. (Æ)	900	49
Consolidated Graphics, Inc. (Æ)	3,600	114
Convergys Corp. (Æ)	10,700	187
Corinthian Colleges, Inc. (Æ)	3,000	167
Corporate Executive Board Co. (Æ)	7,900	369
Cox Radio, Inc. Class A (Æ)	8,400	212
Department 56 (Æ)	200	3
Dick's Sporting Goods, Inc. (Æ)	3,314	161
Dillard's, Inc. Class A	13,100	216
Dollar Thrifty Automotive Group (Æ)	7,100	184

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
DoubleClick, Inc. (Æ)	14,500	148
Drew Industries, Inc. New (Æ)	2,300	64
Earthlink, Inc. (Æ)	11,600	116
Education Management Corp. (Æ)	18,600	577
Emerson Radio (Æ)	4,900	18
Entercom Communications Corp. (Æ)	5,500	291
Finish Line Class (Æ)	10,700	321
Footstar, Inc. (Æ)	3,300	13
Fossil, Inc. (Æ)	7,900	221
Fred's, Inc.	2,300	71
GameStop Corp. Class A (Æ)	1,500	23
Gemstar-TV Guide International, Inc. (Æ)	18,859	95
Getty Images, Inc. (Æ)	23,572	1,181
Goody's Family Clothing, Inc.	2,800	26
GTECH Holdings Corp.	13,900	688
Guess ?, Inc. (Æ)	2,100	25
Guitar Center, Inc. (Æ)	1,200	39
Handleman Co.	11,600	238
Harman International Industries, Inc.	3,000	222
Harris Interactive, Inc. (Æ)	20,736	172
Harte-Hanks, Inc.	5,100	111
Hasbro, Inc.	14,800	315
Haverty Furniture Cos., Inc.	2,400	48
Hearst-Argyle Television, Inc.	39,700	1,093
Hewitt Associates, Inc. Class A (Æ)	6,200	185
Hibbett Sporting Goods, Inc. (Æ)	1,100	33
Hollinger International, Inc.	6,400	100
IKON Office Solutions, Inc.	20,800	247
Infospace, Inc. (Æ)	6,570	151
Insight Communications Co., Inc. (Æ)	11,500	119
Insight Enterprises, Inc. (Æ)	4,200	79
International Speedway Corp. Class A	6,400	286
ITT Educational Services, Inc.	10,500	493
Jarden Corp. (Æ)	1,500	41
JOS A Bank Clothiers, Inc. (Æ)	800	28
Journal Register Co. (Æ)	4,000	83
Korn/Ferry International (Æ)	2,900	39
Krispy Kreme Doughnuts, Inc. (Æ)	1,000	37
Kroll, Inc. (Æ)	6,500	169
K-Swiss, Inc. Class A	1,000	24
Labor Ready, Inc. (Æ)	23,000	301
Lamar Advertising Co. (Æ)	5,100	190
La-Z-Boy, Inc.	4,200	88
Liberty Corp.	700	32
Lithia Motors, Inc. Class A	3,800	96
Liz Claiborne, Inc.	4,200	149
Magna Entertainment Corp. Class A (Æ)	3,100	16
Mandalay Resort Group	1,200	54
Manpower, Inc.	900	42
Marcus Corp.	7,800	128
Marvel Enterprises, Inc. (Æ)	7,400	215
Maxwell Shoe Co. Class A (Æ)	1,000	17
Media General, Inc. Class A	2,800	182
Memberworks, Inc. (Æ)	4,000	109
Men's Wearhouse, Inc. (Æ)	10,900	273
Meredith Corp.	200	10
Metro One Telecommunications (Æ)	7,800	20
Modem Media, Inc. (Æ)	15,710	128
Movado Group, Inc.	5,200	147
Movie Gallery, Inc.	1,100	21
MPS Group, Inc. (Æ)	30,300	283
MSC Industrial Direct Co.	1,100	30
Navigant Consulting, Inc. (Æ)	4,600	87
Navigant International, Inc. (Æ)	2,800	39
NetFlix, Inc. (Æ)	1,800	98
Nu Skin Enterprises, Inc. Class A	11,800	202
On Assignment, Inc. (Æ)	12,100	63
O'Reilly Automotive, Inc. (Æ)	1,500	58
Oxford Industries, Inc.	2,200	75
Pacific Sunwear of California (Æ)	4,200	89
Papa John's International, Inc. (Æ)	4,100	137
Park Place Entertainment Corp. (Æ)	31,700	343
PDI, Inc. (Æ)	1,800	48
Penn National Gaming, Inc. (Æ)	6,500	150
Petco Animal Supplies, Inc. (Æ)	16,636	507
Petsmart, Inc.	4,100	98
PF Chang's China Bistro, Inc. (Æ)	1,200	61
Pier 1 Imports, Inc.	2,400	52
Playboy Enterprises, Inc. Class B (Æ)	1,400	23
Playtex Products, Inc. (Æ)	13,800	107
Polo Ralph Lauren Corp.	13,600	392
Pre-Paid Legal Services, Inc. (Æ)	4,900	128
Pulitzer, Inc.	6,700	362
Radio One, Inc. Class D (Æ)	8,700	168
Rare Hospitality International, Inc. (Æ)	8,500	208
Red Robin Gourmet Burgers, Inc. (Æ)	1,200	37
Reebok International, Ltd.	4,000	157
Regal Entertainment Group Class A	12,100	248
Regis Corp.	8,811	348
Rent-A-Center, Inc. (Æ)	15,000	448
RH Donnelley Corp.	4,200	167
RR Donnelley & Sons Co.	2,100	63
Ruby Tuesday, Inc.	5,500	157
Russell Corp.	2,300	40
Saks, Inc. (Æ)	34,800	523
Scholastic Corp. (Æ)	7,600	259

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Scientific Games Corp. Class A (Æ)	34,900	594
SCP Pool Corp. (Æ)	14,400	471
Select Comfort Corp. (Æ)	8,200	203
Service Corp. International	21,900	118
ShopKo Stores, Inc.	16,800	256
Sinclair Broadcast Group, Inc. Class A (Æ)	12,300	184
Six Flags, Inc.	11,200	84
SkillSoft Corp. ADR	23,400	202
Sohu.com, Inc. (Æ)	1,100	33
Sonic Corp. (Æ)	1,350	41
Sourcecorp (Æ)	3,400	87
Speedway Motorsports, Inc.	13,300	385
Spherion Corp. (Æ)	25,000	245
Stage Stores, Inc. (Æ)	8,800	246
Stamps.com, Inc. (Æ)	3,300	20
Station Casinos, Inc.	1,900	58
Steak N Shake Co. (The)	3,900	70
Stein Mart, Inc. (Æ)	1,900	16
Strayer Education, Inc.	800	87
Stride Rite Corp.	2,300	26
Sylvan Learning Systems, Inc. (Æ)	1,200	35
Tele2 AB Class A - ADR (Æ)	9,000	275
TeleTech Holdings, Inc. (Æ)	7,100	80
Tetra Tech, Inc. (Æ)	8,925	222
Thomas Nelson, Inc.	4,200	81
Tiffany & Co.	2,500	113
Timberland Co. Class A	800	42
Toro Co.	6,100	283
Tractor Supply Co. (Æ)	1,400	54
Tuesday Morning Corp. (Æ)	1,800	54
Unifirst Corp.	600	14
United Online, Inc. (Æ)	33,649	565
United Stationers, Inc.	12,100	495
Vail Resorts, Inc. (Æ)	2,400	41
Valassis Communications, Inc.	3,800	112
Vans, Inc. (Æ)	4,500	51
VeriSign, Inc. (Æ)	17,500	285
Wackenhut Corrections Corp. (Æ)	1,000	23
Watson Wyatt & Co. Holdings (Æ)	3,200	77
Weight Watchers International, Inc. (Æ)	3,600	138
West Corp. (Æ)	8,900	207
Wireless Facilities, Inc. (Æ)	12,010	178
WMS Industries, Inc.	4,800	126
Wolverine World Wide, Inc.	600	12
Yankee Candle Co., Inc. (Æ)	1,600	44
Zale Corp. (Æ)	800	43
		33,173
Consumer Staples - 2.7%		
7-Eleven, Inc. (Æ)	5,800	93
Adolph Coors Co. Class B	1,800	101
American Italian Pasta Co. Class A (Æ)	4,200	176
Chiquita Brands International, Inc. (Æ)	9,000	203
Church & Dwight, Inc.	4,300	170
Constellation Brands, Inc. Class A (Æ)	14,420	475
Dial Corp. (The)	1,800	51
DIMON, Inc.	2,500	17
Duane Reade, Inc. (Æ)	6,900	117
Flowers Foods, Inc.	1,650	43
J&J Snack Foods Corp. (Æ)	300	11
John B. Sanfilippo & Son (Æ)	900	46
Lance, Inc.	2,500	38
Longs Drug Stores Corp.	23,300	576
M & F Worldwide Corp. (Æ)	3,100	41
Nash Finch Co.	4,100	92
NBTY, Inc. (Æ)	7,700	207
Pathmark Stores, Inc. (Æ)	22,827	173
PepsiAmericas, Inc.	10,600	181
Pilgrim's Pride Corp.	4,200	69
Ralcorp Holdings, Inc. (Æ)	1,000	31
RJ Reynolds Tobacco Holdings, Inc.	10,200	593
Robert Mondavi Class A (Æ)	2,700	105
Sanderson Farms, Inc.	2,200	89
Smithfield Foods, Inc. (Æ)	1,300	27
Standard Commercial Corp.	1,200	24
Supervalu, Inc.	7,000	200
Tootsie Roll Industries, Inc.	2,287	82
Tyson Foods, Inc. Class A	13,200	175
Universal Corp.	3,500	155
Winn-Dixie Stores, Inc.	18,700	186
		4,547
Financial Services - 18.3%		
Accredited Home Lenders (Æ)	5,304	162
Advent Software, Inc. (Æ)	2,700	47
AG Edwards, Inc.	10,100	366
Alabama National Bancorp	500	26
Alliance Data Systems Corp. (Æ)	25,718	712
AMB Property Corp. (ö)	8,400	276
American Financial Group, Inc.	3,500	93
American Physicians Capital, Inc. (Æ)	1,900	35
AmeriCredit Corp. (Æ)	27,272	434
AMLI Residential Properties Trust (ö)	1,600	43
Anthracite Capital, Inc. (ö)	6,700	74
Anworth Mortgage Asset Corp.	11,700	163

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Arden Realty, Inc. (ö)	4,000	121
Arthur J Gallagher & Co.	1,500	49
Associated Banc-Corp	5,011	214
Astoria Financial Corp.	15,100	562
AvalonBay Communities, Inc. (ö)	5,200	249
Bancorpsouth, Inc.	4,700	111
Bank of Hawaii Corp.	20,000	843
Bank of the Ozarks, Inc.	1,600	36
BankAtlantic Bancorp, Inc. Class A	7,700	146
Banknorth Group, Inc.	4,800	156
Bankunited Financial Corp. Class A	8,000	206
Bedford Property Investors (ö)	2,700	77
BISystem Group, Inc. (The) (Æ)	14,000	208
Blackrock, Inc.	800	42
BOK Financial Corp. (Æ)	1,818	70
Boykin Lodging Co. (ö)	2,200	20
Brandywine Realty Trust (ö)	4,400	118
Capital Automotive REIT (ö)	7,200	230
CapitalSource, Inc. (Æ)	8,400	182
CarrAmerica Realty Corp. (ö)	1,800	54
Cash America International, Inc.	1,500	32
CBL & Associates Properties, Inc. (ö)	6,800	384
CCC Information Services Group (Æ)	3,600	61
Central Pacific Financial Corp.	700	21
Certegy, Inc.	3,900	128
Charter Municipal Mortgage Acceptance Co.	4,800	101
Checkfree Corp. (Æ)	1,100	30
Chelsea Property Group, Inc. (ö)	700	38
Chemical Financial Corp.	700	25
CIT Group, Inc.	5,000	180
City Holding Co.	600	21
City National Corp.	2,800	174
Colonial BancGroup, Inc. (The)	9,700	168
Commerce Bancorp, Inc.	1,000	53
Commerce Bancshares, Inc.	2,506	123
Commercial Federal Corp.	5,000	134
Commercial Net Lease Realty (ö)	5,000	89
CompuCredit Corp. (Æ)	10,400	221
Cornerstone Realty Income Trust, Inc. (ö)	700	6
Correctional Properties Trust (ö)	800	23
Corus Bankshares, Inc.	1,000	32
Crescent Real Estate Equities Co. (ö)	4,500	77
Cullen/Frost Bankers, Inc.	3,700	150
CVB Financial Corp.	1,100	21
Deluxe Corp.	5,900	244
Dime Community Bancshares	7,225	222
Doral Financial Corp.	20,850	673
Downey Financial Corp.	3,700	182
E*Trade Financial Corp. (Æ)	13,867	175
Eastgroup Properties (ö)	2,000	65
Eaton Vance Corp.	1,000	37
eFunds Corp. (Æ)	7,000	121
Entertainment Properties Trust (ö)	2,100	73
Equity Inns, Inc. (ö)	3,800	34
Equity One, Inc. (ö)	4,700	79
eSpeed, Inc. Class A (Æ)	10,503	246
Factset Research Systems, Inc.	2,800	107
Fair Isaac Corp.	3,325	163
FelCor Lodging Trust, Inc. (ö)	3,200	35
First American Corp.	16,200	482
First Bancorp Puerto Rico	1,400	55
First Commonwealth Financial Corp.	1,600	23
First Community Bancshares, Inc.	330	11
First Midwest Bancorp, Inc.	1,900	62
First Niagara Financial Group, Inc.	8,700	130
FirstFed Financial Corp.	3,600	157
Flagstar Bancorp, Inc.	6,400	137
Flushing Financial Corp.	1,200	22
FNB Corp.	1,700	60
Fremont General Corp.	1,900	32
Friedman Billings Ramsey Group, Inc. Class A	19,400	448
Fulton Financial Corp.	1,601	35
Gabelli Asset Management, Inc. Class A	6,800	271
Gables Residential Trust (ö)	5,000	174
Getty Realty Corp. (ö)	1,900	50
Glacier Bancorp, Inc.	1,700	55
Glenborough Realty Trust, Inc. (ö)	2,100	42
Global Payments, Inc.	14,500	683
Great Lakes REIT (ö)	2,000	31
Greater Bay Bancorp	4,600	131
Hancock Holding Co.	400	22
Harbor Florida Bancshares, Inc.	453	13
Hawthorne Financial Corp.	700	20
HCC Insurance Holdings, Inc.	1,100	35
Health Care REIT, Inc. (ö)	7,700	277
Healthcare Realty Trust, Inc. (ö)	1,200	43
Heritage Property Investment Trust (ö)	4,000	114
Hospitality Properties Trust (ö)	1,300	54
HRPT Properties Trust (ö)	64,400	650
Hudson United Bancorp	3,100	115
Iberiabank Corp.	500	30
IMPAC Mortgage Holdings, Inc. (ö)	9,500	173
Independence Community Bank Corp.	3,100	112
Independent Bank Corp.	1,980	56
IndyMac Bancorp, Inc.	8,011	239

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Innkeepers USA Trust (ö)	22,100	185
Instinet Group, Inc.	17,000	88
International Bancshares Corp.	500	24
Investment Technology Group, Inc.	13,200	213
Investors Financial Services Corp.	11,000	423
iShares Russell 2000 Growth Index Fund	2,300	136
iShares S&P MidCap 400/BARRA Growth Index Fund	1,500	178
Jack Henry & Associates, Inc.	15,100	311
Jefferies Group, Inc.	13,900	459
Keystone Property Trust (ö)	1,600	35
Kilroy Realty Corp. (ö)	500	16
Koger Equity, Inc. (ö)	5,200	109
Kronos, Inc. (Æ)	1,050	42
La Quinta Corp.	35,400	227
Landamerica Financial Group, Inc.	15,200	794
LaSalle Hotel Properties (ö)	1,800	33
Legg Mason, Inc.	1,800	139
Liberty Property Trust (ö)	2,500	97
Local Financial Corp. (Æ)	1,100	23
LTC Properties, Inc. (ö)	1,200	18
Mack-Cali Realty Corp. (ö)	4,600	191
MAF Bancorp, Inc.	400	17
Maguire Properties, Inc. (ö)	11,200	272
Markel Corp. (Æ)	1,850	469
MB Financial Corp.	1,650	60
Mercantile Bank Corp.	72	3
Mercury General Corp.	1,800	84
Mid-America Apartment Communities, Inc. (ö)	1,400	47
Moody's Corp.	2,600	157
Nara Bancorp, Inc.	2,400	66
National Health Investors, Inc. (ö)	4,600	114
National Penn Bancshares, Inc.	630	20
Nationwide Health Properties, Inc. (ö)	1,700	33
NDCHealth Corp.	6,200	159
New Century Financial Corp.	5,000	198
Nuveen Investments, Inc. Class A	8,700	232
OceanFirst Financial Corp.	3,703	101
Ohio Casualty Corp.	6,800	118
Pacific Capital Bancorp	1,100	41
Pan Pacific Retail Properties, Inc. (ö)	1,200	57
Pennsylvania Real Estate Investment Trust (ö)	1,200	44
PFF Bancorp, Inc.	3,720	135
Popular, Inc.	1,200	54
Post Properties, Inc. (ö)	6,600	184
Prentiss Properties Trust (ö)	2,200	73
PrivateBancorp, Inc.	1,100	50
ProAssurance Corp. (Æ)	2,200	71
Protective Life Corp.	7,300	247
Provident Bankshares Corp.	1,500	44
Providian Financial Corp.	39,234	457
PS Business Parks, Inc. (ö)	4,600	190
R&G Financial Corp. Class B	4,700	187
Radian Group, Inc.	3,600	176
Raymond James Financial, Inc.	11,015	415
Reckson Associates Realty Corp. (ö)	7,600	185
Redwood Trust, Inc. (ö)	7,000	356
Regency Centers Corp. (ö)	1,400	56
RenaissanceRe Holdings, Ltd.	5,300	260
Republic Bancorp, Inc.	26,359	356
Ryder System, Inc.	9,200	314
S1 Corp. (Æ)	15,300	123
Sandy Spring Bancorp, Inc.	5,800	217
Seacoast Financial Services Corp.	1,600	44
SEI Investments Co.	1,200	37
Selective Insurance Group	600	19
Senior Housing Properties Trust (ö)	4,800	83
Silicon Valley Bancshares	15,700	566
Sovereign Bancorp, Inc.	17,700	420
Sovran Self Storage, Inc. (ö)	1,100	41
Stancorp Financial Group, Inc.	2,800	176
Sterling Bancorp	2,390	68
Stewart Information Services Corp.	13,300	539
Student Loan Corp.	100	15
Summit Properties, Inc. (ö)	2,400	58
Susquehanna Bancshares, Inc.	1,200	30
Taubman Centers, Inc. (ö)	1,200	25
TCF Financial Corp.	3,600	185
Texas Regional Bancshares, Inc. Class A	825	31
TradeStation Group, Inc. (Æ)	10,000	89
Triad Guaranty, Inc. (Æ)	5,200	262
Trustmark Corp.	1,700	50
UCBH Holdings, Inc.	2,500	97
UICI (Æ)	2,400	32
UMB Financial Corp.	1,200	57
United Bankshares, Inc.	2,000	62
United PanAm Financial Corp. (Æ)	1,200	20
Universal Health Realty, Income (ö)	900	27
Virginia Commerce Bancorp (Æ)	1,800	58
Waddell & Reed Financial, Inc. Class A	2,000	47
Washington Mutual, Inc. 2005 Warrants (Æ)	44,300	8
Waypoint Financial Corp.	2,415	52

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Webster Financial Corp.	3,000	138
WeLLChoice, Inc. (Æ)	4,900	169
WesBanco, Inc.	600	17
Westamerica BanCorp.	300	15
WFS Financial, Inc. (Æ)	1,600	68
Whitney Holding Corp.	5,800	238
Wintrust Financial Corp.	400	18
World Acceptance Corp. (Æ)	9,800	195
WR Berkley Corp.	1,500	52
WSFS Financial Corp.	3,300	148
		30,356
Health Care - 12.0%		
Advanced Medical Optics, Inc. (Æ)	1,700	33
Advanced Neuromodulation Systems, Inc.	3,148	145
AdvancePCS (Æ)	2,400	126
Affymetrix, Inc. (Æ)	5,800	143
AkSystem, Ltd. (Æ)	1,400	12
Alaris Medical Systems, Inc. (Æ)	12,300	187
Allos Therapeutics (Æ)	7,800	28
Alpharma, Inc. Class A	8,200	165
American Medical Security Group, Inc.	1,300	29
American Pharmaceutical Partners, Inc. (Æ)	6,800	228
Andrx Corp. (Æ)	9,600	231
Applera Corp. - Celera Genomics Group (Æ)	26,600	370
Atrix Labs, Inc. (Æ)	2,800	67
Bausch & Lomb, Inc.	3,500	182
Beckman Coulter, Inc.	2,400	122
Beverly Enterprises, Inc. (Æ)	4,800	41
Celgene Corp. (Æ)	1,300	59
Cell GeneSystem, Inc. (Æ)	7,800	101
Chronimed, Inc. (Æ)	3,800	32
Collagenex Pharmaceuticals, Inc. (Æ)	11,300	127
Community Health Systems, Inc. (Æ)	9,200	245
Connetics Corp. (Æ)	1,500	27
Cooper Cos., Inc.	5,356	252
Covance, Inc. (Æ)	4,800	129
Coventry Health Care, Inc. (Æ)	1,600	103
CR Bard, Inc.	3,900	317
Cyberonics (Æ)	1,700	54
Cytyc Corp. (Æ)	4,900	67
D&K Healthcare Resources, Inc.	6,000	81
Dade Behring Holdings, Inc. (Æ)	7,300	261
DaVita, Inc. (Æ)	21,481	837
Decode Genetics, Inc. (Æ)	25,100	206
Dentsply International, Inc.	2,600	117
Edinburgh, Income and Value Trust PLC Class 0	9,200	16
Edwards Lifesciences Corp. (Æ)	3,000	90
Endo Pharmaceuticals Holdings, Inc. (Æ)	9,000	173
Enzon Pharmaceuticals, Inc. (Æ)	12,800	154
eResearch Technology, Inc. (Æ)	9,600	244
First Health Group Corp. (Æ)	2,600	51
First Horizon Pharmaceutical Corp. (Æ)	7,200	81
Genencor International, Inc. (Æ)	8,600	135
Gen-Probe, Inc. (Æ)	6,788	248
Haemonetics Corp. (Æ)	2,800	67
Hanger Orthopedic Group, Inc. (Æ)	3,700	58
Health Net, Inc. (Æ)	9,300	304
Healthsouth Corp. (Æ)	27,600	127
Henry Schein, Inc. (Æ)	1,300	88
Human Genome Sciences, Inc. (Æ)	9,800	130
Humana, Inc.	39,100	892
ICOS Corp. (Æ)	800	33
ICU Medical, Inc. (Æ)	4,900	168
Idexx Laboratories, Inc. (Æ)	4,000	185
Ilex Oncology, Inc. (Æ)	12,700	270
Immucor, Inc. (Æ)	450	9
Inamed Corp. (Æ)	2,250	108
Integra LifeSciences Holdings Corp. (Æ)	700	20
Invitrogen Corp. (Æ)	3,300	231
Kensey Nash Corp. (Æ)	800	19
Kindred Healthcare, Inc. (Æ)	3,100	161
King Pharmaceuticals, Inc. (Æ)	12,800	195
Kos Pharmaceuticals, Inc. (Æ)	9,100	392
LabOne, Inc.	6,100	198
LCA-Vision, Inc. (Æ)	9,010	191
Ligand Pharmaceuticals, Inc. Class B (Æ)	23,600	347
Lincare Holdings, Inc. (Æ)	9,800	294
Manor Care, Inc.	8,900	308
Martek Biosciences Corp. (Æ)	1,400	91
Maxygen (Æ)	6,600	70
Medicis Pharmaceutical Class A	6,900	492
MGI Pharma, Inc. (Æ)	900	37
Mid Atlantic Medical Services (Æ)	2,100	136
Millennium Pharmaceuticals, Inc. (Æ)	16,900	316
Millipore Corp.	7,700	331
Myriad Genetics, Inc. (Æ)	4,100	53
Nabi Biopharmaceuticals (Æ)	2,600	33
NeighborCare, Inc. (Æ)	6,200	122

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Neurocrine Biosciences, Inc. (Æ)	9,700	529
NPS Pharmaceuticals, Inc. (Æ)	7,400	227
Odyssey HealthCare, Inc. (Æ)	4,424	129
Omnicare, Inc.	12,000	485
Omnicell, Inc. (Æ)	6,500	105
Orthofix International NV (Æ)	1,500	73
Owens & Minor, Inc.	1,500	33
Oxford Health Plans	1,500	65
Pacificare Health Systems (Æ)	9,300	629
Parexel International Corp. (Æ)	7,100	115
Patterson Dental Co. (Æ)	1,000	64
Pediatrix Medical Group, Inc. (Æ)	3,800	209
Perrigo Co.	2,100	33
Pharmaceutical Resources, Inc.	4,900	319
Pharmacopeia, Inc. (Æ)	18,600	264
Protein Design Labs, Inc. (Æ)	8,000	143
Province Healthcare Co. (Æ)	8,800	141
Quality Systems, Inc. (Æ)	1,100	49
Renal Care Group, Inc. (Æ)	2,500	103
Respironics, Inc. (Æ)	6,500	293
Select Medical Corp.	16,716	272
Serologicals Corp. (Æ)	9,311	173
SICOR, Inc. (Æ)	3,200	87
Sierra Health Services (Æ)	900	25
Sola International, Inc. (Æ)	1,800	34
Stericycle, Inc. (Æ)	5,600	262
Steris Corp. (Æ)	8,800	199
Sybron Dental Specialties, Inc. (Æ)	9,466	266
Thoratec Corp. (Æ)	1,500	20
Triad Hospitals, Inc. (Æ)	8,400	279
United Surgical Partners International, Inc. (Æ)	4,909	164
United Therapeutics Corp. (Æ)	1,800	41
US Oncology, Inc. (Æ)	18,300	197
Valeant Pharmaceuticals International	1,400	35
VCA Antech, Inc. (Æ)	15,759	488
ViaSystem Healthcare, Inc. (Æ)	400	8
Vicuron Pharmaceuticals, Inc. (Æ)	10,800	201
Visx, Inc. (Æ)	7,550	175
Watson Pharmaceuticals, Inc. (Æ)	6,000	276
West Pharmaceutical Services, Inc.	500	17
		20,019

Integrated Oils - 0.0%

	Principal Amount ($) or Shares	Market Value $
KCS Energy, Inc. (Æ)	3,600	38

Materials and Processing - 6.1%

	Principal Amount ($) or Shares	Market Value $
Aceto Corp.	4,000	102
Albany International Corp. Class A	11,200	380
Alumina, Ltd. - ADR	7,000	140
Ameron International Corp.	1,700	59
Aptargroup, Inc.	2,700	105
Arch Chemicals, Inc.	1,800	46
Armor Holdings, Inc. (Æ)	1,000	26
Ashland, Inc.	1,000	44
Ball Corp.	6,200	369
Boise Cascade Corp.	13,300	437
Building Material Holding Corp.	1,300	20
Cabot Corp.	9,700	309
Calgon Carbon Corp.	29,800	185
Carpenter Technology	6,300	186
Centex Construction Products, Inc.	1,400	84
Century Aluminum Co.	3,360	64
Ceradyne, Inc. (Æ)	3,860	131
Chesapeake Corp.	1,800	48
Clarcor, Inc.	2,300	101
Commercial Metals Co.	3,700	112
Constar International, Inc. (Æ)	8,100	44
Corn Products International, Inc.	2,400	83
Crown Holdings, Inc.	19,600	178
Cytec Industries, Inc. (Æ)	6,600	253
Delta & Pine Land Co.	700	18
Dycom Industries, Inc. (Æ)	12,400	333
Energizer Holdings, Inc. (Æ)	2,800	105
Fluor Corp.	400	16
Glatfelter	3,700	46
Golden Star Resources, Ltd. (Æ)	21,400	149
GrafTech International, Ltd. (Æ)	25,160	340
Greif, Inc. Class	100	4
HB Fuller Co.	1,800	54
Hercules, Inc.	3,400	41
Hughes Supply, Inc.	700	35
ID Biomedical Corp. (Æ)	5,300	63
IMC Global, Inc.	5,700	57
International Steel Group, Inc. (Æ)	5,100	199
Jacobs Engineering Group, Inc.	3,000	144
Jones Lang LaSalle, Inc. (Æ)	1,400	29
Lafarge North America, Inc.	3,700	150
Lennox International, Inc.	10,400	174
LNR Property Corp.	7,600	376
Lubrizol Corp.	5,700	185
MacDermid, Inc.	1,200	41
Martin Marietta Materials, Inc.	3,100	146
Maverick Tube Corp. (Æ)	7,019	135
Moore Wallace, Inc.	8,500	159

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Mueller Industries, Inc. (Æ)	4,000	137
Myers Industries, Inc.	1,875	23
NCI Building Systems, Inc. (Æ)	1,600	38
Nokia OYJ 2007 Warrants (Æ)	8,200	179
Owens-Illinois, Inc. (Æ)	16,600	197
Pactiv Corp. (Æ)	7,900	189
Quanta Services, Inc. (Æ)	22,000	161
Rayonier, Inc. (ö)	631	26
Reliance Steel & Aluminum Co.	5,600	186
Rogers Corp. (Æ)	1,400	62
Royal Gold, Inc.	1,600	33
RTI International Metals, Inc.	2,400	40
Ryerson Tull, Inc.	1,800	21
Schnitzer Steel Industries, Inc. Class A	1,900	115
Schulman A, Inc.	13,100	279
Scotts Co. (The) Class A (Æ)	300	18
Sealed Air Corp. (Æ)	2,900	157
Silgan Holdings, Inc. (Æ)	7,200	307
Smurfit-Stone Container Corp. (Æ)	9,600	178
Steel Dynamics, Inc. (Æ)	3,840	90
Texas Industries, Inc.	2,800	104
Trammell Crow Co. (Æ)	200	3
Tredegar Corp.	1,600	25
Trex Co., Inc. (Æ)	200	8
Ultralife Batteries, Inc. (Æ)	11,644	144
Unifi, Inc.	11,500	74
Universal Forest Products, Inc.	1,900	61
URS Corp.	8,300	208
USEC, Inc.	11,400	96
USG Corp.	8,000	133
Washington Group International, Inc. (Æ)	3,400	115
Watsco, Inc.	5,800	132
WD-40 Co.	500	18
York International Corp.	900	33
		10,095

Miscellaneous - 0.8%

	Principal Amount ($) or Shares	Market Value $
Brunswick Corp.	9,000	286
Carlisle Cos., Inc.	3,600	219
Dow Jones EURO STOXX 50 Return Index 2003 Warrants (Æ)	5,600	44
Kaman Corp. Class A	1,333	17
Lancaster Colony Corp.	400	18
OpticNet, Inc. (Æ)(Ÿ)	1,400	0
San-In Godo Bank, Ltd. (The) (Æ)	39,700	281
SPX Corp.	3,600	212
Textron, Inc.	1,800	103
Walter Industries, Inc.	4,900	65
		1,245

Other Energy - 4.1%

	Principal Amount ($) or Shares	Market Value $
Atwood Oceanics, Inc. (Æ)	2,300	73
Calpine Corp. (Æ)	64,900	312
CARBO Ceramics, Inc.	300	15
Chesapeake Energy Corp.	7,400	100
Comstock Resources, Inc. (Æ)	4,660	90
Consol Energy, Inc.	2,500	65
Cooper Cameron Corp. (Æ)	2,800	130
Encore Acquisition Co. (Æ)	800	20
ENSCO International, Inc.	10,800	293
Equitable Resources, Inc.	900	39
Evergreen Resources, Inc. (Æ)	7,800	254
Forest Oil Corp.	9,600	274
Holly Corp.	1,400	39
Houston Exploration Co. (Æ)	1,300	47
Hydril (Æ)	4,100	98
Key Energy Services, Inc. (Æ)	11,919	123
Massey Energy Co.	7,100	148
Matrix Service Co. (Æ)	10,600	192
National-Oilwell, Inc. (Æ)	19,200	429
Newfield Exploration Co. (Æ)	1,000	45
Oil States International, Inc. (Æ)	2,400	33
Parker Drilling Co.	9,700	25
Patina Oil & Gas Corp.	10,074	494
Patterson-UTI Energy, Inc. (Æ)	23,667	779
Pogo Producing Co.	600	29
Pride International, Inc. (Æ)	1,700	32
Reliant Resources, Inc. (Æ)	25,100	185
Smith International, Inc.	4,200	174
Sunoco, Inc.	11,800	604
Tesoro Petroleum Corp.	22,900	334
Tetra Technologies, Inc. (Æ)	7,200	175
Unit Corp.	8,200	193
Universal Compression Holdings, Inc. (Æ)	5,600	146
Valero Energy Corp.	3,900	181
Varco International, Inc. (Æ)	13,900	287
Veritas DGC, Inc. (Æ)	16,200	170
Westport Resources Corp. (Æ)	4,200	125
XTO Energy, Inc.	666	19
		6,771

Producer Durables - 6.2%

	Principal Amount ($) or Shares	Market Value $
Advanced Energy Industries, Inc. (Æ)	7,700	201
American Tower Corp. Class A	11,000	119

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
AMIS Holdings, Inc. (Æ)	5,600	102
Andrew Corp. (Æ)	18,337	211
Applied Industrial Technologies, Inc.	3,900	93
Arris Group, Inc. (Æ)	19,500	141
Artesyn Technologies, Inc. (Æ)	22,000	187
Asyst Technologies, Inc. (Æ)	9,639	167
Audiovox Corp. Class A (Æ)	9,800	126
August Technology Corp. (Æ)	9,172	170
Axcelis Technologies, Inc. (Æ)	15,763	161
Briggs & Stratton Corp.	5,400	364
Cascade Corp.	900	20
C-COR.net Corp. (Æ)	5,600	62
Centex Corp.	600	65
CNH Global NV	10,740	178
Crown Castle International Corp. (Æ)	9,100	100
CTS Corp.	3,400	39
Cummins, Inc.	5,100	250
Curtiss-Wright Corp.	3,800	171
Cymer, Inc. (Æ)	3,600	166
Diebold, Inc.	1,500	81
Dionex Corp. (Æ)	1,800	83
Dominion Homes, Inc. (Æ)	700	21
Donaldson Co., Inc.	2,000	118
Engineered Support Systems, Inc.	1,275	70
EnPro Industries, Inc. (Æ)	2,600	36
Esterline Technologies Corp.	1,300	35
General Cable Corp.	5,300	43
Genlyte Group, Inc. (Æ)	800	47
Graco, Inc.	2,700	108
HON Industries, Inc.	1,300	56
Hovnanian Enterprises, Inc. Class A (Æ)	800	70
Imagistics International, Inc. (Æ)	3,600	135
Kadant, Inc. (Æ)	800	17
KB Home	600	44
Littelfuse, Inc. (Æ)	2,000	58
LTX Corp. (Æ)	6,300	95
Magnetek, Inc. (Æ)	3,600	24
Manitowoc Co.	2,300	72
Mastec, Inc. (Æ)	3,500	52
Mattson Technology, Inc. (Æ)	2,600	32
MDC Holdings, Inc.	3,200	206
Mettler Toledo International, Inc. (Æ)	7,900	333
MKS Instruments, Inc. (Æ)	5,900	171
MTS Systems Corp.	1,900	37
Mykrolis Corp. (Æ)	2,573	41
NACCO Industries, Inc. Class A	3,600	322
NVR, Inc.	300	140
Orbital Sciences Corp. (Æ)	27,200	327
Pall Corp.	15,700	421
Photronics, Inc. (Æ)	18,700	373
Plantronics, Inc. (Æ)	6,100	199
Polycom, Inc. (Æ)	17,138	335
Pulte Homes, Inc.	700	66
Rofin-Sinar Technologies, Inc. (Æ)	5,300	183
Roper Industries, Inc.	2,900	143
Ryland Group, Inc.	2,800	248
Semitool, Inc. (Æ)	1,900	20
Standard-Pacific Corp.	6,800	330
Steelcase, Inc. Class A	5,800	83
Stewart & Stevenson Services	5,700	80
Tecumseh Products Co. Class A	4,300	208
Tektronix, Inc.	7,900	250
Teledyne Technologies, Inc. (Æ)	11,300	213
Teradyne, Inc. (Æ)	13,500	344
Terex Corp.	5,420	154
Thomas Industries, Inc.	900	31
Toll Brothers, Inc. (Æ)	8,100	322
Ultratech, Inc. (Æ)	1,200	35
United Defense Industries, Inc. (Æ)	6,800	217
United Industrial Corp.	5,000	90
WESCO International, Inc. (Æ)	5,600	50
		10,362

Technology - 17.7%

	Principal Amount ($) or Shares	Market Value $
3Com Corp. (Æ)	71,600	585
ADC Telecommunications, Inc. (Æ)	67,600	201
Adtran, Inc.	6,778	210
Advanced Digital Information Corp. (Æ)	26,100	365
Advanced Fibre Communications, Inc. (Æ)	14,600	294
Aeroflex, Inc. (Æ)	38,440	449
Agere Systems, Inc. Class A (Æ)	126,900	387
Agile Software Corp. (Æ)	11,000	109
Alliance Semiconductor Corp. (Æ)	1,000	7
Altiris, Inc. (Æ)	7,300	266
Amdocs, Ltd. (Æ)	10,900	245
Amkor Technology, Inc. (Æ)	8,384	153
Amphenol Corp. Class A (Æ)	1,000	64
Anadigics, Inc. (Æ)	3,000	18
Analogic Corp.	1,900	78
Anixter International, Inc. (Æ)	10,600	274
Anteon International Corp. (Æ)	10,900	393
Applied Micro Circuits Corp. (Æ)	27,120	162
Arrow Electronics, Inc.	4,100	95
Ascential Software Corp. (Æ)	15,061	391

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
AsiaInfo Holdings, Inc. (Æ)	2,500	17
Aspect Communications Corp. (Æ)	23,800	375
Aspen Technology, Inc. (Æ)	3,700	38
ATI Technologies, Inc. (Æ)	6,500	98
Autodesk, Inc.	1,400	34
Avaya, Inc. (Æ)	87,800	1,135
Avnet, Inc.	17,700	383
Avocent Corp. (Æ)	900	33
Benchmark Electronics, Inc. (Æ)	1,650	57
BMC Software, Inc. (Æ)	12,400	231
Brooktrout, Inc. (Æ)	2,100	26
California Micro Devices CP (Æ)	20,640	188
Captaris, Inc. (Æ)	3,600	20
Ceridian Corp. (Æ)	11,600	243
CEVA, Inc. (Æ)	3,500	36
Checkpoint Systems, Inc.	1,900	36
ChipPAC, Inc. Class A (Æ)	30,000	228
Ciena Corp. (Æ)	28,300	188
Cognos, Inc. (Æ)	7,300	224
Coherent, Inc. (Æ)	1,900	45
CommScope, Inc. (Æ)	11,800	193
Compucom Systems, Inc. (Æ)	5,500	29
Computer Network Technology Corp. (Æ)	4,800	46
Compuware Corp. (Æ)	27,900	169
Comtech Telecommunications (Æ)	5,019	145
Comverse Technology, Inc. (Æ)	26,300	463
Conexant Systems, Inc. (Æ)	13,000	65
Covad Communications Group, Inc. (Æ)	31,951	115
Cree, Inc. (Æ)	3,600	64
CSG Systems International (Æ)	10,500	131
Cypress Semiconductor Corp. (Æ)	28,700	613
Daktronics, Inc. (Æ)	1,600	40
Ditech Communications Corp. (Æ)	9,220	176
DRS Technologies, Inc. (Æ)	5,600	156
eCollege.com, Inc. (Æ)	1,700	31
EDO Corp.	17,500	431
EMC Corp.	2,700	35
Emulex Corp. (Æ)	6,700	179
EnteraSystem Networks, Inc. (Æ)	6,900	26
Epicor Software Corp. (Æ)	7,300	93
Epiphany, Inc. (Æ)	10,200	74
ESS Technology (Æ)	5,100	87
F5 Networks, Inc. (Æ)	11,600	291
Fairchild Semiconductor International, Inc. (Æ)	16,110	402
Filenet Corp. (Æ)	8,700	236
Flir Systems, Inc. (Æ)	4,400	161
Foundry Networks, Inc. (Æ)	6,317	173
Gateway, Inc. (Æ)	10,000	46
Group 1 Software, Inc. (Æ)	5,000	88
Harris Corp.	16,500	626
Hifn, Inc. (Æ)	14,378	171
Imation Corp.	7,200	253
Inet Technologies, Inc. (Æ)	1,800	22
InFocus Corp. (Æ)	6,400	62
Informatica Corp. (Æ)	26,700	275
Integrated Circuit Systems, Inc. (Æ)	6,200	177
Integrated Device Technology, Inc. (Æ)	17,200	295
Interland, Inc. (Æ)	3,600	24
International Rectifier Corp. (Æ)	5,900	292
Internet Security Systems (Æ)	9,300	175
Intersil Corp. Class A	7,400	184
InterVoice, Inc. (Æ)	9,900	118
Interwoven, Inc. (Æ)	15,375	194
Keane, Inc. (Æ)	4,400	64
Keynote Systems, Inc. (Æ)	9,200	109
KVH Industries, Inc. (Æ)	4,850	133
L-3 Communications Holdings, Inc. (Æ)	6,200	318
Lawson Software, Inc. (Æ)	18,100	149
Lionbridge Technologies (Æ)	3,700	36
LSI Logic Corp. (Æ)	97,000	859
Macromedia, Inc. (Æ)	7,500	134
Macrovision Corp. (Æ)	8,300	187
Magma Design Automation, Inc. (Æ)	5,400	126
MAPICS, Inc. (Æ)	2,400	31
Maxtor Corp. (Æ)	41,500	461
Mercury Interactive Corp. (Æ)	4,200	204
Merix Corp. (Æ)	13,000	319
Micromuse, Inc. (Æ)	20,065	138
Micros Systems, Inc. (Æ)	900	39
MicroStrategy, Inc. Class A (Æ)	2,907	153
National Instruments Corp.	4,900	223
National Semiconductor Corp. (Æ)	4,300	169
NCR Corp. (Æ)	2,000	78
Net2Phone, Inc. (Æ)	3,500	24
Netopia, Inc. (Æ)	12,230	178
NetScreen Technologies, Inc. (Æ)	7,500	186
Norske Skogindustrier ASA	5,200	17
Novell, Inc. (Æ)	31,100	327
O2Micro International, Ltd. (Æ)	12,800	287
Overland Storage, Inc. (Æ)	400	8
PanAmSat Corp. (Æ)	11,500	248
Park Electrochemical Corp.	2,100	56
PerkinElmer, Inc.	5,900	101
Planar Systems, Inc. (Æ)	1,600	39

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Plexus Corp. (Æ)	3,700	64
PMC - Sierra, Inc. (Æ)	5,500	111
Pomeroy IT Solutions, Inc.	1,600	24
QAD, Inc. (Æ)	6,100	75
Quantum Corp. (Æ)	53,100	166
Quest Software, Inc. (Æ)	22,700	322
RadiSystem Corp. (Æ)	4,200	71
Remec, Inc. (Æ)	11,900	100
Reynolds & Reynolds Co. (The) Class A	5,400	157
RSA Security, Inc. (Æ)	6,700	95
SAFLINK Corp. (Æ)	4,423	12
Sandisk Corp. (Æ)	10,054	615
Sanmina-SCI Corp. (Æ)	63,800	804
Scientific-Atlanta, Inc.	8,000	218
Seachange International, Inc. (Æ)	5,100	79
Semtech Corp. (Æ)	15,553	354
Serena Software, Inc. (Æ)	10,600	195
Sigma Designs, Inc. (Æ)	3,300	25
Silicon Laboratories, Inc. (Æ)	5,400	233
Silicon Storage Technology, Inc. (Æ)	47,980	528
Skyworks Solutions, Inc.	14,600	127
SonicWALL, Inc. (Æ)	17,180	134
Spectrasite, Inc. (Æ)	2,100	73
SRA International, Inc. Class A (Æ)	200	9
SRS Labs, Inc. (Æ)	16,750	156
Storage Technology Corp. (Æ)	2,300	59
Sybase, Inc. (Æ)	4,500	93
SYKES Enterprises, Inc. (Æ)	2,200	19
Symbol Technologies, Inc.	15,200	257
Tellabs, Inc. (Æ)	28,000	236
TIBCO Software, Inc. (Æ)	26,700	181
Trident MicroSystems, Inc. (Æ)	9,172	160
Triquint Semiconductor, Inc. (Æ)	10,400	74
TTM Technologies, Inc. (Æ)	25,287	427
Ulticom, Inc. (Æ)	7,667	74
UniSystem Corp.	16,300	242
UNOVA, Inc. (Æ)	19,800	454
Utstarcom, Inc. (Æ)	5,700	211
Valueclick, Inc. (Æ)	18,630	169
Verso Technologies, Inc. (Æ)	36,983	118
Viasat, Inc. (Æ)	1,100	21
Vitesse Semiconductor Corp. (Æ)	23,624	139
Wavecom Sa - ADR (Æ)	8,200	112
Western Digital Corp. (Æ)	10,800	127
Zoran Corp. (Æ)	5,900	103
		29,431

	Principal Amount ($) or Shares	Market Value $
Utilities - 4.1%		
AES Corp. (The)	36,100	341
AGL Resources, Inc.	8,200	239
Allegheny Energy, Inc.	3,000	38
Allete, Inc.	6,400	196
Avista Corp.	9,900	179
Cascade Natural Gas Corp.	10,600	224
CenturyTel, Inc.	4,600	150
Cincinnati Bell, Inc.	30,900	156
CMS Energy Corp.	10,900	93
Dobson Communications Corp. Class A (Æ)	19,500	128
Empire District Electric Co. (The)	1,600	35
Energen Corp.	11,000	451
General Communication Class A (Æ)	2,700	23
IDT Corp. (Æ)	12,400	275
KeySpan Corp.	8,800	324
Laclede Group, Inc. (The)	1,000	29
New Jersey Resources Corp.	2,100	81
Nextel Partners, Inc. Class A (Æ)	22,400	301
Northeast Utilities	35,700	720
Northwest Natural Gas Co.	1,700	52
NSTAR	4,700	228
OGE Energy Corp.	8,700	210
Oneok, Inc.	1,500	33
Pinnacle West Capital Corp.	2,800	112
Primus Telecommunications GP (Æ)	18,400	187
PTEK Holdings, Inc. (Æ)	41,087	362
Questar Corp.	7,100	250
SEMCO Energy, Inc.	3,400	17
South Jersey Industries, Inc.	1,100	45
Southwest Gas Corp.	3,100	70
Southwestern Energy Co.	1,000	24
Talk America Holdings, Inc. (Æ)	4,600	53
Telephone & Data Systems, Inc.	7,100	444
Time Warner Telecom, Inc. Class A (Æ)	11,700	119
UGI Corp.	6,500	220
US Cellular Corp. (Æ)	9,200	327
Western Wireless Corp. Class A (Æ)	3,600	66
WGL Holdings, Inc.	2,800	78
WPS Resources Corp.	100	5
		6,885
Total Common Stocks (cost $129,544)		156,989

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Short-Term Investments - 6.2%		
Frank Russell Investment Company Money Market Fund	9,683,000	9,683
United States Treasury Bill (ÿ)(§) 0.880% due 03/11/04	700	699
Total Short-Term Investments (cost $10,382)		10,382
Total Investments - 100.6% (identified cost $139,926)		167,371
Other Assets and Liabilities, Net - (0.6%)		(986)
Net Assets - 100.0%		166,385

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Russell 2000 E-Mini Index expiration date 03/04 (56)	3,120	128
Russell 2000 Index expiration date 03/04 (15)	4,179	132
S&P 500 E-Mini Index expiration date 03/04 (16)	888	28
S&P 500 Index expiration date 03/04 (7)	1,944	45
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		333

See accompanying notes which are an integral part of the financial statements.

(This page intentionally left blank)

Russell Investment Funds
Non-U.S. Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Non-US Fund
MSCI EAFE**
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Non-U.S. Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,878	38.78%
5 Years	$ 10,478	0.94%§
Inception	$ 11,871	2.48%§

MSCI EAFE

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,917	39.17%
5 Years	$ 10,130	0.26%§
Inception	$ 12,441	3.17%§

Russell Investment Funds
Non-U.S. Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to provide favorable total return and additional diversification for US investors by investing primarily in equity and fixed-income securities of non-US companies and securities issued by non-US governments.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide long-term capital growth.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ending December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Non-U.S. Fund gained 38.78%. This compared to its benchmark the MSCI EAFE Index, which gained 39.17%. The Fund's performance is net of operating expenses of 1.16%. Index returns do not reflect deduction of fees, expenses, or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

The Fund's results were largely driven by the strong market recovery that began in March 2003. The Fund's value managers, The Boston Company and AQR were most effective in capturing the recovery in stock valuations as market trends started to reflect an inflection point in investors' sentiment from extreme pessimism to moderate optimism.

In contrast, the Fund's growth-oriented managers' results generally lagged the MSCI EAFE benchmark. Their efforts to find growth were frustrated by a lack of sustained positive earnings trends. There was scarcity of sustained trends in earnings and/or price appreciation during much of the period.

AQR performed very well during the period. AQR was helped by the valuation bias in its process that helped it participate in the strong performance of value sectors.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

Generally speaking, the Fund's managers' portfolios were positioned in anticipation of economic recovery. While the managers all incrementally added to stocks and sectors likely to benefit from economic recovery, both cyclical and growth cyclical, they varied by their emphases on value, growth, or momentum. For most of the period, value-driven approaches fared much better than their growth counterparts. The Fund's value managers outperformed by exploiting many oversold opportunities as investors were extremely punitive of stocks falling short of earnings expectations. They also benefited from their avoidance of high-priced stocks with strong earnings forecasts, which were aggressively sold off based on disappointing news. Their focus on valuation also had the beneficial byproduct of generally leading them to small and medium capitalization stocks which materially outperformed larger capitalization stocks.

In contrast, the Fund's growth managers generally attempted to increase exposure in areas of the market perceived as improving. This proved mostly ineffective given an absence of sustained momentum in the market. Much of the strongest earnings results during the year were attributable to one-time gains from restructuring.

What changes were made to the Fund's structure or to the money manager line-up?

No changes were made to the Fund's structure or its money manager line-up during the year.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

The Fund's value managers were the most effective over the 12 months ended December 31. Value disciplines were effective at avoiding the market's downward spiral through March 2003, but also proved effective at tapping into opportunities in oversold areas of the market that later benefited from both economic recovery and improving investor sentiment.

Effective security selection was a positive contributor to the Fund's performance. The Fund's benchmark-relative overweight positions in many strong performers, including NOK Corporation, Deutsche Post, and Sun Hung Kai Properties provided solid gains to the Fund. The Fund's benchmark-relative underweight positions in Sony, BP, Royal Dutch, and Nokia were also significant contributors.

The Fund's money managers' investments in Japan during the period were particularly effective in capturing a strong recovery in Japanese share prices beginning in late April, but gave back late in the year on profit taking. An underweight to the United Kingdom also contributed. While limited by specified guidelines, the Fund's exposure to emerging markets was another source of positive performance from country allocation decisions. Emerging markets performed very well over this period with the MSCI Emerging Markets Free Index up 56.28%.

Sector positioning had a slight negative impact on the Fund's results. The Fund was, on average, underweight financials, which had a strong year end rally.

What was the investment environment like for stock selection? How did the Fund fare in this environment?

It was a very challenging market environment from a stock selection perspective. Leadership changed significantly during the period. A three-year bear market reached its lowest point in March 2003. The ensuing period was marked by a strong market rally.

Russell Investment Funds
Non-U.S. Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Value based selection disciplines generally yielded favorable results. However, growth-oriented approaches struggled with the absence of sustained momentum and the dearth of strong growth in corporate operating income. Rotation in sector leadership during the period proved challenging for the Fund's growth money managers. Strong currencies also complicated assessments of future earnings growth. The strong Euro, in particular, was a clear threat to future earnings growth of European companies.

Given the difficult investment environment for active management, the Fund's strategy of combining a diversified mix of investment processes fared reasonably well. Fund results were ahead of peer group results. Few trends in stock prices proved persistent.

The Fund benefited from a number of structural factors. Its modest emphasis towards medium capitalization stocks proved critical given performance trends favoring smaller companies. Diversification by investment style also helped moderate the impact of growth-driven strategies on performance early in the period while facilitating participation in a growth-led rally during the year.

Money Managers	Styles
AQR Capital Management, LLC	Value
Fidelity Management & Research Co.	Growth
Oechsle International Advisors, LLC	Growth
The Boston Company Asset Management, LLC	Value

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index is an index composed of an arithmetic, market value-weighted average of the performance of approximately 1,600 securities listed on the stock exchange of the countries of Europe, Australia, and the Far East. The index is calculated on a total-return basis, which includes reinvestment of gross dividends before deduction of withholding taxes.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Investments in securities of non-US issuers and foreign currencies involve investment risks different from those of US issuers. The Prospectus contains further information and details regarding these risks.

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 89.5%		
Australia - 3.2%		
Alumina, Ltd.	1,000	5
Amcor, Ltd.	14,885	93
AMP, Ltd. (Æ)	118,805	448
Ansell, Ltd.	300	1
Australia & New Zealand Banking Group, Ltd.	36,963	492
Australian Gas Light Co., Ltd.	1,200	10
Australian Stock Exchange, Ltd.	6,800	88
BHP Billiton, Ltd.	155,438	1,428
Billabong International, Ltd.	5,700	31
BlueScope Steel, Ltd.	11,000	46
Boral, Ltd.	8,500	33
Brambles Industries, Ltd. (Æ)	6,500	26
CFS Gandel Retail Trust	26,100	26
Coca-Cola Amatil, Ltd.	2,600	12
Cochlear, Ltd. (Æ)	3,000	49
Coles Myer, Ltd.	3,200	18
Commonwealth Bank of Australia	6,200	138
Commonwealth Property Office Fund	20,300	18
CSL, Ltd. (Æ)	7,800	105
CSR, Ltd.	21,600	30
David Jones, Ltd.	12,000	13
Deutsche Office Trust	13,900	12
Foster's Group, Ltd.	8,400	28
Futuris Corp., Ltd.	2,900	3
General Property Trust	14,100	32
Iluka Resources, Ltd.	2,000	7
Insurance Australia Group, Ltd.	5,900	19
James Hardie Industries NV	300	2
Leighton Holdings, Ltd.	300	3
Lend Lease Corp., Ltd.	13,500	102
Macquarie Bank, Ltd.	5,500	147
Macquarie Infrastructure Group	7,500	19
National Australia Bank, Ltd.	38,627	872
News Corp., Ltd.	42,304	382
OneSteel, Ltd.	19,400	30
Orica, Ltd.	3,100	33
Origin Energy, Ltd.	6,200	22
PaperlinX, Ltd.	5,100	19
Promina Group, Ltd.	15,412	38
Publishing & Broadcasting, Ltd.	8,103	76
Qantas Airways, Ltd.	31,133	77
QBE Insurance Group, Ltd.	29,181	233
Rinker Group, Ltd.	35,437	175
Rio Tinto, Ltd.	2,674	75
Santos, Ltd.	88,800	460
Sons of Gwalia, Ltd. (Æ)	300	1
Stockland Trust Group	7,600	30
Suncorp-Metway, Ltd.	1,400	13
Tabcorp Holdings, Ltd.	600	5
Telstra Corp., Ltd.	26,200	95
Wesfarmers, Ltd.	1,300	26
Westfield Holdings, Ltd.	3,800	40
Westfield Trust	10,200	27
Westpac Banking Corp.	23,962	289
WMC Resources, Ltd. (Æ)	4,700	20
Woolworths, Ltd.	10,900	97
		6,619
Belgium - 1.3%		
AGFA-Gevaert NV	6,890	196
Colruyt SA	1,700	164
Delhaize Group	900	46
Dexia	41,910	722
Electrabel	91	29
Fortis	69,196	1,393
KBC Bancassurance Holding	1,000	47
Solvay SA	600	52
		2,649
Brazil - 0.1%		
Petroleo Brasileiro SA - ADR	8,320	243
Denmark - 0.6%		
AP Moller - Maersk A/S (Æ)	15	103
Coloplast A/S Class B	100	9
D/S Svendborg Class B (Æ)	1	7
Danisco A/S	200	9
Danske Bank A/S	23,990	563
DSV DE Sammenslut Vogn A/S (Æ)	100	4
FLS Industries A/S Class B (Æ)	1,000	12
GN Store Nord (Æ)	3,000	19
ISS A/S	8,200	404
Novo-Nordisk A/S Class B	3,684	150
TDC A/S	500	18
		1,298
Finland - 1.1%		
Elisa Oyj Class S (Æ)	1,700	23
Fortum Oyj	24,500	253
Nokia OYJ	31,620	547
Nokia OYJ - ADR	21,708	369
Sampo Oyj Class A	67,209	695
Stora Enso Oyj	2,900	39
UPM-Kymmene Oyj	19,900	380
		2,306

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
France - 9.1%		
Accor	12,248	555
Air France	2,800	43
Air Liquide	82	14
Alcatel SA (Æ)	25,800	332
Altran Technologies SA (Æ)	2,900	37
Aventis SA	33,806	2,235
AXA	49,629	1,062
BNP Paribas	20,384	1,284
Caisse Nationale du Credit Agricole (Æ)	13,963	333
Cap Gemini SA (Æ)	4,370	194
Carrefour SA	14,842	815
Casino Guichard Perrachon SA	600	58
Christian Dior SA	3,700	224
Cie de Saint-Gobain	5,200	255
CNP Assurances	4,110	214
France Telecom (Æ)	29,713	849
Groupe Danone	806	132
Klepierre (Æ)	100	6
Lafarge SA	11,823	1,053
Lagardere S.C.A.	500	29
L'Oreal SA	4,873	400
Michelin (C.G.D.E.) Class B	9,773	448
Orange SA	8,161	446
Pernod-Ricard	1,200	133
Peugeot SA	4,000	204
Pinault-Printemps-Redoute	3,668	355
Renault SA	100	7
Rhodia SA (Æ)	20,414	91
Sanofi-Synthelabo SA	300	23
Schneider Electric SA	4,690	307
Societe Assurances Generales de France	5,874	319
Societe BIC SA (Æ)	300	14
Societe Generale	1,100	97
Suez SA	22,826	459
Thomson	31,000	660
Total SA	16,240	3,020
Total SA - ADR	10,016	927
Unibail (Æ)	400	38
Valeo SA	6,977	279
Vivendi Universal SA	32,400	788
		18,739
Germany - 6.8%		
Adidas-Salomon AG	6,710	764
Allianz AG	13,565	1,712
Altana AG	2,200	132
BASF AG	2,900	163
Bayer AG	2,200	64
Bayerische Hypo-und Vereinsbank AG (Æ)	22,658	524
Bayerische Motoren Werke AG (Æ)	17,554	814
Celesio AG	1,500	73
Continental AG	2,600	99
DaimlerChrysler AG	3,300	154
Deutsche Bank AG	19,336	1,602
Deutsche Genossenschafts-Hypothekenbank (Æ)	3,800	213
Deutsche Lufthansa AG	22,023	368
Deutsche Post AG	41,090	847
Deutsche Telekom AG (Æ)	42,700	782
E.ON AG	14,069	918
Infineon Technologies AG (Æ)	4,600	64
KarstadtQuelle AG	14,600	361
Linde AG	900	48
MAN AG (Æ)	4,600	140
Merck KGaA	3,300	137
Metro AG	9,246	408
Muenchener Rueckversicherungs AG	4,084	495
Puma AG Rudolf Dassler Sport (Æ)	533	94
SAP AG (Æ)	143	24
Schering AG	9,463	479
Siemens AG	13,639	1,092
Volkswagen AG	26,826	1,494
		14,065
Greece - 0.5%		
EFG Eurobank Ergasias SA (Æ)	8,600	167
Hellenic Telecommunications Organization SA	43,952	582
OPAP SA (Æ)	11,000	159
		908
Hong Kong - 1.7%		
Bank of East Asia	58,211	178
BOC Hong Kong Holdings, Ltd.	11,500	22
Cathay Pacific Airways, Ltd.	6,000	11
Cheung Kong Holdings, Ltd.	43,000	341
Cheung Kong Infrastructure Holdings, Ltd.	5,000	11
China Mobile Hong Kong, Ltd.	101,000	310
CLP Holdings, Ltd.	12,000	57
Esprit Holdings, Ltd.	23,000	76
Hang Lung Properties, Ltd.	6,000	8
Hang Seng Bank, Ltd.	3,700	49
Henderson Land Development	2,000	9

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Hong Kong & China Gas	23,000	35
Hong Kong Exchanges and Clearing, Ltd. (Æ)	14,000	30
HongKong Electric Holdings	9,000	36
Hopewell Holdings	10,000	15
Hutchison Whampoa, Ltd.	71,000	521
Hysan Development Co., Ltd.	1,000	2
Li & Fung, Ltd.	80,000	137
MTR Corp.	167,695	221
New World Development, Ltd.	6,000	5
PCCW, Ltd. (Æ)	2,000	1
Shangri-La Asia, Ltd.	6,000	6
Sun Hung Kai Properties, Ltd.	95,800	790
Swire Pacific, Ltd. Class A	76,300	470
Techtronic Industries Co. (Æ)	10,000	28
Wharf Holdings, Ltd.	48,000	133
Yue Yuen Industrial Holdings (Æ)	5,000	14
		3,516
Ireland - 0.6%		
Bank of Ireland	61,688	840
CRH PLC	16,100	330
		1,170
Italy - 4.2%		
Arnoldo Mondadori Editore SpA	5,800	52
Autostrade SpA (Æ)	24,900	437
Banca Intesa SpA	391,388	1,530
Banca Popolare di Milano SCRL	8,500	56
Banche Popolari Unite Scrl (Æ)	10,303	187
Banco Popolare di Verona e Novara Scrl	27,270	462
Benetton Group SpA	3,300	38
Enel SpA	17,000	116
ENI-Ente Nazionale Idrocarburi SpA	95,334	1,799
Fiat SPA (Æ)	58,477	448
Finmeccanica SpA	676,340	530
Gruppo Editoriale L'Espresso SpA	10,200	64
Italcementi SpA	9,700	121
Mediaset SpA	93,094	1,106
Parmalat Finanziaria SpA (Ÿ)	12,500	2
Riunione Adriatica di Sicurta SpA	22,562	384
Sanpaolo IMI SpA	7,505	98
Telecom Italia (Æ)	56,600	168
Telecom Italia SpA (Æ)	246,549	502
Tiscali SpA (Æ)	2,100	15
UniCredito Italiano SpA	98,800	533
		8,648

	Principal Amount ($) or Shares	Market Value $
Japan - 20.5%		
77 Bank, Ltd. (The)	69,000	389
Acom Co., Ltd.	430	20
Aeon Co., Ltd.	2,100	70
Aiful Corp.	8,300	607
Ajinomoto Co., Inc.	9,000	104
Alps Electric Co., Ltd.	5,000	73
Amano Corp.	2,000	15
Aoyama Trading Co., Ltd.	300	6
Asahi Glass Co., Ltd.	8,000	66
Autobacs Seven Co., Ltd.	700	16
Bank of Yokohama, Ltd. (The)	1,000	5
Benesse Corp.	900	22
Bridgestone Corp.	41,000	551
Brother Industries, Ltd.	3,000	28
Canon, Inc.	31,000	1,443
Central Glass Co., Ltd.	4,000	25
Central Japan Railway Co.	7	60
Chubu Electric Power Co., Inc.	3,800	79
Citizen Watch Co., Ltd.	22,000	202
Credit Saison Co., Ltd.	41,900	946
Dai Nippon Printing Co., Ltd.	4,000	56
Daicel Chemical Industries, Ltd.	16,000	66
Daikin Industries, Ltd.	5,000	115
Daimaru, Inc.	7,000	39
Dainippon Ink and Chemicals, Inc.	2,000	4
Dainippon Screen Manufacturing Co., Ltd. (Æ)	10,000	68
Daito Trust Construction Co., Ltd.	5,200	154
Daiwa House Industriesustry Co., Ltd. (Æ)	1,000	11
Daiwa Securities Group, Inc.	8,000	54
Denki Kagaku Kogyo K K	23,000	74
Denso Corp.	19,000	374
Dentsu, Inc.	61	307
Dowa Mining Co., Ltd.	23,000	124
East Japan Railway Co.	41	193
Eisai Co., Ltd.	21,700	585
FamilyMart Co., Ltd.	1,100	25
Fast Retailing Co., Ltd.	5,600	340
Fuji Electric Holdings Co., Ltd.	18,000	39
Fuji Heavy Industries, Ltd.	64,900	315
Fuji Machine Manufacturing Co., Ltd.	8,300	105
Fuji Photo Film Co., Ltd.	25,000	807
Fuji Soft ABC, Inc.	200	6
Fujikura, Ltd.	7,000	41
Fujitsu Support and Service, Inc.	1,200	20
Fujitsu, Ltd. (Æ)	1,000	6
Funai Electric Co., Ltd.	2,400	329

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Gunze, Ltd.	2,000	9
Hankyu Department Stores	3,000	20
Hitachi Cable, Ltd.	10,000	38
Hitachi Chemical Co., Ltd.	8,000	134
Hitachi Construction Machinery Co., Ltd.	2,000	30
Hitachi Zosen Corp. (Æ)	3,500	7
Hitachi, Ltd.	9,000	54
Hokkaido Electric Power Co., Inc.	1,400	23
Hokuriku Electric Power Co.	1,400	23
Honda Motor Co., Ltd.	35,000	1,555
Hoya Corp.	2,000	184
Ibiden Co., Ltd.	2,100	26
Isetan Co., Ltd.	7,100	78
Isuzu Motors, Ltd. (Æ)	14,000	28
Itochu Corp.	14,000	46
Itochu Techno-Science Corp.	800	25
Ito-Yokado Co., Ltd.	13,000	409
Jafco Co., Ltd.	700	55
Japan Radio Co., Ltd. (Æ)	10,000	49
Japan Retail Fund Investment Corp. (ö)	6	39
Japan Tobacco, Inc.	9	66
JFE Holdings, Inc.	6,300	172
JGC Corp.	1,000	10
JSR Corp.	5,000	112
Kaken Pharmaceutical Co., Ltd.	2,000	10
Kamigumi Co., Ltd. (Æ)	9,000	64
Kaneka Corp.	7,000	52
Kansai Electric Power Co., Inc. (The)	7,200	126
Kao Corp.	32,000	651
Kawasaki Heavy Industries, Ltd.	16,000	20
Kawasaki Kisen Kaisha, Ltd.	21,000	104
KDDI Corp.	61	349
Keyence Corp.	500	105
Kobayashi Pharmaceutical Co., Ltd.	200	5
Kokuyo Co., Ltd.	2,400	26
Konami Corp.	300	9
Konica Minolta Holdings, Inc.	27,000	363
Koyo Seiko Co., Ltd.	8,000	82
Kubota Corp.	2,000	8
Kyocera Corp.	2,700	180
Kyushu Electric Power Co., Inc.	4,400	76
Lawson, Inc.	15,100	516
Mabuchi Motor Co., Ltd.	7,200	554
Makita Corp.	5,000	50
Marubeni Corp.	22,000	42
Matsumotokiyoshi Co., Ltd.	10,300	231
Matsumotokiyoshi Co., Ltd.	10,300	231
Matsushita Electric Industrial Co., Ltd.	76,000	1,051
Meiji Dairies Corp.	2,000	9
Meitec Corp.	2,100	81
Millea Holdings, Inc.	17	222
Minebea Co., Ltd.	83,000	421
Mitsubishi Electric Corp.	9,000	37
Mitsubishi Estate Co., Ltd.	32,000	303
Mitsubishi Gas Chemical Co., Inc.	5,000	17
Mitsubishi Heavy Industries, Ltd.	24,000	67
Mitsubishi Securities Co., Ltd.	15,000	163
Mitsubishi Tokyo Financial Group, Inc.	104	811
Mitsui & Co., Ltd.	55,000	443
Mitsui Chemicals, Inc.	9,000	52
Mitsui Engineering & Shipbuilding Co., Ltd.	18,000	30
Mitsui Fudosan Co., Ltd.	9,000	81
Mitsui OSK Lines, Ltd.	35,000	171
Mitsui Sumitomo Insurance Co., Ltd.	10,000	82
Mitsui Trust Holdings, Inc.	6,000	34
Mitsumi Electric Co., Ltd.	1,300	14
Mizuho Financial Group, Inc. (Æ)	73	221
Murata Manufacturing Co., Ltd.	13,300	719
Namco, Ltd.	2,200	61
NEC Corp.	5,000	37
Nichicon Corp.	6,700	68
Nichii Gakkan Co. (Æ)	550	31
Nichirei Corp.	1,000	3
Nidec Corp.	900	86
Nikko Cordial Corp.	35,000	195
Nintendo Co., Ltd.	500	47
Nippon Electric Glass Co., Ltd. (Æ)	3,000	58
Nippon Express Co., Ltd.	135,000	637
Nippon Light Metal Co. (Æ)	27,000	64
Nippon Oil Corp.	9,000	46
Nippon Sanso Corp.	8,000	34
Nippon Shokubai Co., Ltd.	4,000	30
Nippon Steel Corp.	65,000	139
Nippon Telegraph & Telephone Corp.	137	661
Nippon Yusen Kabushiki Kaisha	7,000	32
Nishimatsu Construction Co., Ltd.	4,000	13
Nishimatsuya Chain Co., Ltd.	2,100	54
Nissan Motor Co., Ltd.	96,600	1,103
Nisshin Steel Co., Ltd.	29,000	54
Nitto Denko Corp.	5,400	287
NOK Corp.	6,000	218
Nomura Holdings, Inc.	60,000	1,022
Nomura Research Institute, Ltd. (Æ)	100	10
NTN Corp.	24,000	114
NTT DoCoMo, Inc.	191	433
OJI Paper Co., Ltd.	16,000	103

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Olympus Corp.	4,000	87
Ono Pharmaceutical Co., Ltd. (Æ)	500	19
ORIX Corp.	7,600	628
Pacific Metals Co., Ltd. (Æ)	12,000	72
Pioneer Corp.	200	6
Promise Co., Ltd.	100	4
Resona Holdings, Inc. (Æ)	16,000	20
Ricoh Co., Ltd.	37,000	730
Rinnai Corp.	18,500	439
Rohm Co., Ltd.	3,300	387
Sammy Corp.	1,950	48
Sanken Electric Co., Ltd.	9,000	126
Sankyo Co., Ltd.	5,600	143
Sankyo Seiki MFG Co., Ltd. (Æ)	4,000	28
Sanyo Shokai, Ltd.	6,000	39
Seino Transportation Co., Ltd.	8,000	66
Sekisui House, Ltd.	28,800	297
SFCG Co., Ltd.	4,140	531
Sharp Corp.	2,000	32
Shimachu Co., Ltd.	8,400	167
Shin-Etsu Chemical Co., Ltd.	30,700	1,255
Shinko Electric Industries	300	7
Shiseido Co., Ltd.	31,000	377
Showa Shell Sekiyu KK	4,800	39
Skylark Co., Ltd.	26,800	443
SMC Corp.	1,200	149
Snow Brand Milk Products Co., Ltd. (Æ)	1,500	4
Softbank Corp.	100	3
Sompo Japan Insurance, Inc.	6,000	49
Sony Corp.	3,700	128
Stanley Electric Co., Ltd.	15,200	294
Sumisho Lease Co., Ltd.	4,400	140
Sumitomo Bakelite Co., Ltd.	43,000	280
Sumitomo Chemical Co., Ltd.	90,100	372
Sumitomo Corp.	34,000	253
Sumitomo Electric Industries, Ltd.	12,000	107
Sumitomo Heavy Industries, Ltd. (Æ)	30,000	68
Sumitomo Mitsui Financial Group, Inc.	103	549
Sumitomo Osaka Cement Co., Ltd.	12,000	24
Sumitomo Trust & Banking Co., Ltd. (The)	6,000	35
Suzuken Co., Ltd.	1,400	45
Takeda Chemical Industries, Ltd.	27,100	1,075
Takefuji Corp.	440	21
TDK Corp.	9,900	713
Terumo Corp.	8,500	161
THK Co., Ltd.	6,200	126
TIS, Inc.	1,600	54
Tohoku Electric Power Co., Inc.	2,700	45
Tokyo Electric Power Co., Inc. (The)	15,000	329
Tokyo Electron, Ltd.	8,200	623
Tokyo Gas Co., Ltd.	2,000	7
Tokyo Seimitsu Co., Ltd. (Æ)	200	6
Tokyo Steel Manufacturing Co., Ltd.	3,300	28
Toppan Printing Co., Ltd.	7,000	73
Toray Industries, Inc. (Æ)	22,000	92
Toshiba Corp.	20,000	76
Tostem Inax Holding Corp.	1,000	19
Toyo Seikan Kaisha, Ltd.	3,000	42
Toyoda Gosei Co., Ltd.	2,400	69
Toyota Motor Corp.	44,600	1,507
Ube Industries, Ltd. (Æ)	10,000	20
UFJ Holdings, Inc.	209	1,004
Uni-Charm Corp.	2,000	98
Uniden Corp.	3,000	55
UNY Co., Ltd.	8,000	82
Victor Co. of Japan, Ltd. (Æ)	4,000	33
Vodafone Holdings KK	7	19
West Japan Railway Co.	8	31
World Co., Ltd.	700	22
Yamaha Corp.	1,300	26
Yamaha Motor Co., Ltd.	54,000	589
Yamanouchi Pharmaceutical Co., Ltd.	1,800	56
		42,290
Luxembourg - 0.1%		
Arcelor	15,872	277
Mexico - 0.3%		
Coca-Cola Femsa SA de CV - ADR (Æ)	14,600	310
Telefonos de Mexico SA de CV - ADR	10,150	335
		645
Netherlands - 4.9%		
ABN AMRO Holding NV	28,449	666
Aegon NV	31,277	463
Akzo Nobel NV	17,503	676
Buhrmann NV	17,072	149
DSM NV	3,300	162
Euronext NV	14,330	363
European Aeronautic Defense and Space Co.	10,600	252
Heineken NV	15,594	594
Hunter Douglas NV	7,112	333
ING Groep NV	42,620	994
KLM-Koninklijke Luchtvaart Mij NV	2,400	39
Koninklijke Ahold NV (Æ)	6,500	50

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Koninklijke Philips Electronics NV	54,226	1,582
Numico NV (Æ)	26,500	732
OCE NV	1,800	28
Royal Dutch Petroleum Co.	22,563	1,190
Royal KPN NV (Æ)	39,125	302
TPG NV	700	16
Unilever NV	6,082	398
Vedior NV	8,662	135
VNU NV	15,959	504
Wolters Kluwer NV	36,536	571
		10,199
New Zealand - 0.3%		
Carter Holt Harvey, Ltd. (Æ)	144,600	178
Telecom Corp. of New Zealand, Ltd.	120,846	426
		604
Norway - 0.7%		
DNB NOR ASA	46,592	311
Norsk Hydro ASA	6,900	426
Statoil ASA	44,440	499
Telenor ASA (Æ)	43,000	281
		1,517
Portugal - 0.7%		
Electricidade de Portugal SA	172,180	454
Portugal Telecom SGPS SA	87,413	880
		1,334
Singapore - 1.5%		
CapitaLand, Ltd.	5,000	5
City Developments, Ltd. (Æ)	84,000	299
ComfortDelgro Corp., Ltd. (Æ)	8,000	4
DBS Group Holdings, Ltd.	130,800	1,132
Fraser and Neave, Ltd. (Æ)	5,000	37
Jardine Cycle & Carriage, Ltd.	4,000	14
Keppel Corp., Ltd.	8,000	29
MobileOne, Ltd.	279,000	246
NatSteel, Ltd.	12,000	16
Neptune Orient Lines, Ltd. (Æ)	21,000	27
Oversea-Chinese Banking Corp.	38,000	271
Overseas Union Enterprise, Ltd.	1,000	4
SembCorp Marine, Ltd.	4,000	2
Singapore Airlines, Ltd.	2,000	13
Singapore Exchange, Ltd.	72,000	72
Singapore Land, Ltd.	2,000	5
Singapore Press Holdings, Ltd.	31,000	345
Singapore Technologies Engineering, Ltd. (Æ)	120,300	145
Singapore Telecommunications, Ltd.	20,000	23
United Overseas Bank, Ltd.	61,000	474
United Overseas Land, Ltd.	7,000	8
		3,171
South Africa - 0.1%		
Nedcor, Ltd.	27,000	251
South Korea - 0.7%		
Korea Electric Power Corp. - ADR	28,700	298
Nextel, Inc. (Æ)	11,870	478
POSCO - ADR	7,850	267
Samsung Electronics Co., Ltd. - GDR	1,974	371
		1,414
Spain - 4.1%		
Acerinox SA	3,574	169
ACS Actividades Cons y Serv	9,671	472
Altadis SA	37,600	1,067
Antena 3 Television SA (Æ)	539	24
Banco Bilbao Vizcaya Argentaria SA	54,555	754
Banco Popular Espanol SA	5,200	310
Banco Santander Central Hispano SA	77,000	912
Corp Mapfre SA	24,130	342
Endesa SA	46,302	891
Fomento de Construcciones Y Contratas SA	8,200	302
Iberia Lineas Aereas de Espana	33,500	96
Industriesra Sistemas SA (Æ)	6,500	83
NH Hoteles SA (Æ)	900	10
Repsol YPF SA	16,700	326
Repsol YPF SA - ADR	27,739	542
Sogecable SA (Æ)	6,700	234
Telefonica SA (Æ)	129,416	1,900
		8,434
Sweden - 2.3%		
Atlas Copco AB Class	2,500	86
Autoliv, Inc.	6,101	231
Electrolux AB Series B	2,500	55
Hennes & Mauritz AB Class B	36,219	861
Investor AB Class B	42,820	414
Modern Times Group AB Class B (Æ)	1,600	34
Nordea AB	15,500	116
OMHEX AB (Æ)	2,600	32
Sandvik AB	2,000	69
Securitas AB Class B	22,100	298
Skandia Forsakrings AB (Æ)	106,585	388
Skandinaviska Enskilda Banken AB Class A	2,400	35
Skanska AB Class B	2,000	18

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Svenska Cellulosa AB Class B	1,500	61
Svenska Handelsbanken Class A	21,393	437
Swedish Match AB	500	5
Telefonaktiebolaget LM Ericsson Class B (Æ)	470,556	844
TeliaSonera AB	46,611	244
Volvo AB Series A	1,700	50
Volvo AB Series B	16,721	511
WM-data AB Class B (Æ)	12,000	26
		4,815
Switzerland - 5.9%		
ABB, Ltd. (Æ)	1,600	8
Adecco SA	17,296	1,112
Barry Callebaut AG	283	56
Ciba Specialty Chemicals AG (Æ)	300	23
Clariant AG (Æ)	26,337	389
Compagnie Financière Richemont AG Class A	26,191	629
Credit Suisse Group	51,051	1,868
Georg Fischer AG (Æ)	41	8
Givaudan	217	113
Nestle SA	6,133	1,532
Novartis AG Class G	51,916	2,358
PubliGroupe SA (Æ)	25	7
Roche Holding AG	13,001	1,311
Sulzer AG	408	110
Swatch Group AG Class B (Æ)	300	36
Swiss Life Holding (Æ)	1,750	321
Swiss Reinsurance	2,200	149
Synthes-Stratec, Inc.	274	271
UBS AG	17,960	1,230
Valora Holding AG	118	29
Zurich Financial Services AG (Æ)	4,171	600
		12,160
Taiwan - 0.2%		
United Microelectronics Corp. - ADR (Æ)	59,576	295
United Kingdom - 18.0%		
3i Group PLC	70,880	784
Abbey National PLC	8,500	81
Alliance & Leicester PLC	4,400	70
Allied Domecq PLC	122,650	946
Amvescap PLC	1,700	12
Anglo American PLC	20,500	443
ARM Holdings PLC (Æ)	2,700	6
Associated British Foods PLC	8,900	93
AstraZeneca PLC	10,100	492
AstraZeneca PLC	5,700	273
Avis Europe PLC	91,691	156
Aviva PLC	15,900	140
AWG PLC (Æ)	1,917,600	134
BAA PLC	38,700	344
BAE Systems PLC	268,030	807
Barclays PLC	158,508	1,414
Barratt Developments PLC	12,800	124
BG Group PLC	100,800	517
BHP Billiton PLC	29,600	259
BOC Group PLC	39,681	606
Boots Group PLC	37,800	468
BP PLC	241,000	1,955
Bradford & Bingley PLC	20,800	114
Brambles Industries PLC	31,000	113
British Airways PLC (Æ)	13,900	58
British American Tobacco PLC	7,800	108
British Land Co. PLC	15,600	163
British Sky Broadcasting PLC (Æ)	23,450	295
BT Group PLC	195,000	657
Bunzl PLC	67,035	512
Cadbury Schweppes PLC	105,887	778
Canary Wharf Group PLC (Æ)	300	1
Centrica PLC	120,700	456
Colt Telecom Group PLC (Æ)	2,900	5
Compass Group PLC	8,100	55
Corus Group PLC (Æ)	78,908	42
Davis Service Group PLC	3,900	26
De La Rue PLC	1,300	6
Diageo PLC	30,412	400
Dixons Group PLC	3,300	8
EMI Group PLC	24,000	68
Firstgroup PLC	4,100	20
Galen Holdings PLC	2,800	36
GKN PLC	138,950	664
GlaxoSmithKline PLC (Æ)	112,078	2,569
Granada PLC	1,500	3
HBOS PLC	14,200	184
HHG PLC (Æ)	75,883	55
HSBC Holdings PLC	171,405	2,696
Imperial Chemical Industries PLC	10,700	38
Inchcape PLC (Æ)	2,000	47
InterContinental Hotels Group PLC	52,306	495
International Power PLC (Æ)	47,500	105
InvenSystem PLC (Æ)	45,200	15
J Sainsbury PLC	100,524	563
Johnston Press PLC	700	6
Kelda Group PLC	18,200	153
Kesa Electricals PLC	61,332	282

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Kingfisher PLC	143,618	716
Land Securities Group PLC	1,100	20
Lloyds TSB Group PLC	63,200	507
LogicaCMG PLC (Æ)	11,600	53
Man Group PLC	15,160	396
Marks & Spencer Group PLC	161,125	834
Mitchells & Butlers PLC	5,858	24
mmO2 PLC (Æ)	92,000	127
MyTravel Group PLC (Æ)	85,300	17
Northern Foods PLC	29,500	76
Old Mutual PLC	83,900	138
Pearson PLC	600	7
Pennon Group PLC	6,100	74
Prudential PLC	52,500	444
Reckitt Benckiser PLC (Æ)	100	2
Reed Elsevier PLC	22,980	192
Reuters Group PLC	19,700	83
Rexam PLC	44,791	343
Rio Tinto PLC	23,924	661
Rolls-Royce Group PLC	32,100	102
Royal & Sun Alliance Insurance Group	66,400	105
Royal Bank of Scotland Group PLC	39,100	1,152
SABMiller PLC	1,800	19
Safeway PLC	16,900	86
Scottish & Southern Energy PLC	56,305	678
Scottish Power PLC	21,300	142
Severn Trent PLC	3,300	44
Shell Transport & Trading Co. PLC	381,870	2,841
SSL International PLC (Æ)	1,000	6
Stagecoach Group PLC	61,800	87
Standard Chartered PLC	30,000	495
Tate & Lyle PLC	22,600	126
Taylor Woodrow PLC	15,300	73
Tesco PLC	1,700	8
Trinity Mirror PLC	12,000	121
Unilever PLC	36,900	344
United Business Media PLC	41,261	362
United Utilities PLC	14,300	127
Vodafone Group PLC	1,427,557	3,540
Whitbread PLC	4,800	62
Wimpey George PLC	14,700	98
Yell Group PLC (Æ)	4,000	22
		37,274
United States - 0.0%		
Berkeley Group PLC	700	11
Total Common Stocks (cost $150,644)		184,852

	Notional Amount $	Market Value $
Options Purchased - 0.5% (Number of Contracts)		
Belgium - 0.4%		
Bel20 Index Futures Jan 2004 2,170.42 (EUR) Call (53)	2,902	767
Switzerland - 0.1%		
Swiss Market Index Futures Mar 2003 5,383.02 (EUR) Call (48)	2,089	228
Total Options Purchased (cost $848)		995

	Principal Amount ($) or Shares	Market Value $
Preferred Stocks - 0.6%		
Australia - 0.0%		
News Corp., Ltd.	12,100	91
Brazil - 0.1%		
Telecomunicacoes Brasileiras SA - ADR	5,500	186
Germany - 0.5%		
Fresenius AG (Æ)	3,200	224
Fresenius Medical Care AG (Æ)	2,000	101
Hugo Boss AG	3,850	77
ProSieben SAT.1 Media AG	14,400	241
Wella AG	4,380	388
		1,031
Total Preferred Stocks (cost $888)		1,308

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Short-Term Investments - 8.9%		
United States - 8.9%		
Frank Russell Investment Company Money Market Fund	15,037,000	15,037
United States Treasury Bill (ÿ)(§)		
0.930% due 02/26/04 (ç)	1,300	1,298
0.900% due 03/04/04	500	499
0.890% due 03/11/04	1,500	1,497
Total Short-Term Investments (cost $18,331)		18,331
Total Investments - 99.5% (identified cost $170,711)		205,486
Other Assets and Liabilities Net - 0.5%		1,133
Net Assets - 100.0%		206,619

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
AEX Index (Germany) expiration date 01/04 (12)	1,022	17
CAC-40 Index (France) expiration date 01/04 (10)	449	3
expiration date 03/04 (32)	1,442	45
DAX Index (Germany) expiration date 03/04 (10)	1,260	27
DJ STOXX 50 Index (EMU) expiration date 03/04 (92)	3,202	161
FTSE-100 Index (UK) expiration date 03/04 (47)	3,758	77
Hang Seng Index (Hong Kong) expiration date 01/04 (35)	2,848	32
IBEX Plus Index (Spain) expiration date 01/04 (3)	291	4
MIB-30 (Italy) expiration date 03/04 (6)	1,014	(23)
TOPIX Index (Japan) expiration date 12/03 (77)	7,516	8
Short Positions		
CAC-40 Index (France) expiration date 01/04 (51)	2,289	(20)
FTSE-100 Index (UK) expiration date 03/04 (13)	1,035	(37)
SPI 200 Index (Australia) expiration date 03/04 (22)	1,366	(27)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		267

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Options Written (Number of Contracts)	Notional Amount $	Market Value $
Luxembourg		
Bel20 Index Futures		
Jan 2004 2,170.42 (EUR) Put (53)	2,902	(668)
Switzerland		
Swiss Market Index Futures		
Mar 2003 5,383.02 (EUR) Put (48)	2,089	(194)
Total Liability for Options Written (premiums received $846)		(862)

Industry Diversification (Unaudited)	% of Net Assets	Market Value $
Auto and Transportation	7.3	15,156
Consumer Discretionary	11.8	24,383
Consumer Staples	5.4	11,134
Financial Services	23.0	47,604
Health Care	5.8	11,939
Integrated Oils	4.5	9,216
Materials and Processing	8.8	18,178
Miscellaneous	1.6	3,260
Options	0.5	995
Other Energy	3.5	7,323
Preferred Stocks	0.1	224
Producer Durables	5.2	10,757
Technology	3.3	6,808
Telecommunication Services	0.0	1
Utilities	9.8	20,177
Short-Term Investments	8.9	18,331
Total Investments	99.5	205,486
Other Assets and Liabilities, Net	0.5	1,133
Net Assets	100.0	206,619

Geographic Diversification (Unaudited)	% of Net Assets	Market Value $
Africa	0.1	251
Asia	7.6	15,706
Europe	43.3	89,583
Japan	20.5	42,299
Latin America	0.6	1,075
United Kingdom	18.0	37,235
Options	0.5	995
Other	0.0	11
Short-Term Investments	8.9	18,331
Total Investments	99.5	205,486
Other Assets and Liabilities, Net	0.5	1,133
Net Assets	100.0	206,619

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	12	AUD	16	01/02/04	—
USD	146	AUD	200	03/17/04	3
USD	661	AUD	900	03/17/04	11
USD	80	CHF	100	03/17/04	1
USD	33	DKK	200	03/17/04	1
USD	156	EUR	124	01/05/04	1
USD	125	EUR	99	01/06/04	—
USD	372	EUR	300	03/17/04	5
USD	1,716	EUR	1,400	03/17/04	44
USD	6,132	EUR	5,000	03/17/04	154
USD	229	GBP	129	01/05/04	1
USD	45	GBP	25	01/06/04	—
USD	263	GBP	150	03/17/04	3
USD	347	GBP	200	03/17/04	8
USD	2,772	GBP	1,600	03/17/04	67
USD	26	HKD	200	03/17/04	—
USD	17	JPY	1,806	01/05/04	—
USD	303	JPY	32,434	01/07/04	—
USD	187	JPY	20,000	03/17/04	—
USD	2,608	JPY	280,000	03/17/04	12
USD	3,916	JPY	420,000	03/17/04	14
CHF	173	USD	140	01/05/04	—
CHF	1,900	USD	1,509	03/17/04	(30)
DKK	72	USD	12	01/02/04	—
EUR	302	USD	379	01/05/04	(2)
EUR	134	USD	169	01/06/04	—
EUR	500	USD	613	03/17/04	(16)
JPY	205	USD	2	01/05/04	—
JPY	3,174	USD	30	01/05/04	—
JPY	205	USD	2	01/06/04	—
JPY	207	USD	2	01/07/04	—
JPY	20,000	USD	187	03/17/04	—
NOK	134	USD	20	01/02/04	—
NOK	320	USD	47	01/05/04	(1)
SEK	431	USD	60	01/07/04	—
SEK	2,100	USD	287	03/17/04	(4)
SGD	200	USD	117	03/17/04	(1)
					271

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Core Bond Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Core Bond Fund
LB Aggregate **
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
Periods ended December 31

Core Bond Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 10,615	6.15%
5 Years	$ 13,566	6.29%§
Inception	$ 15,986	6.93%§

Lehman Brothers Aggregate Bond Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 10,410	4.10%
5 Years	$ 13,780	6.62%§
Inception	$ 16,423	7.34%§

Russell Investment Funds
Core Bond Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.

The Fund seeks to maximize total return through capital appreciation and income by assuming a level of volatility consistent with the broad fixed-income market by investing in fixed-income securities.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide current income and the preservation of capital.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.

For the fiscal year ended December 31, 2003, the Core Bond Fund gained 6.15%. This compared to its benchmark the Lehman Brothers Aggregate Bond Index, which gained 4.10%. The Fund's performance is net of operating expenses of 0.71%. Index returns do not reflect deduction of fees, expenses, or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.

The biggest contributor to Fund performance was its exposure to riskier fixed income sectors including investment grade corporate, high yield, and emerging market debt. Over the past twelve months, the investment grade corporate bond market, represented by the Lehman US Credit Index, generated a 7.7% return, almost twice the return generated on the overall Lehman Brothers Aggregate Bond Index. The Lehman High Yield Index posted a 29% return for the same period. A slight overweight in the Fund to corporate bonds and a 6% average exposure to high yield securities helped performance relative to the benchmark, as these sectors rebounded from the underperformance in the first three quarters of 2002.

The Fund's money managers also did well in managing risk given the volatility of interest rates and opportunities in the mortgage-backed securities market. The Fund's money managers added value by overweighting mortgage-backed securities early in the year and underweighting them as interest rates rose in the summer of 2003. The swift rise in interest rates hurt mortgage-backed securities in July.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.

With increased fiscal and monetary stimulus created by tax cuts and Federal Reserve lending rates, and a better environment for businesses in general, the Fund's money managers positioned their portfolios to overweight corporate and high yield securities, which benefit from lower financing rates. Yield spreads between corporate bonds and Treasuries were wide as the fiscal year started, due to concerns over corporate governance and the high number of defaults by corporate issuers. This led the money managers to overweight corporate and high yield bonds while underweighting Treasury securities.

Over the year, investors' tolerance for risk increased as evidenced by strong cash flows into equity mutual funds. This helped corporate bonds, and as yields fell relative to Treasuries, the Fund's money managers took profits and reduced positions in corporate bonds. At the same time, as interest rates rose in July 2003, the Fund's money managers found more value in mortgage-backed securities and went from an underweight to a slight overweight position.

The Fund's money managers seek diversification across issuers, sectors, and interest rate strategies. At the end of the year, the Fund was underweight to mortgage-backed securities and investment-grade corporate bonds. Whereas the Fund did have nearly an 7% allocation to high yield securities in the summer of 2003, these positions were reduced as profits were realized, leaving the allocation at fiscal year-end at slightly below 6%.

What changes were made to the Fund's structure or to the money manager line-up?

No changes were made to the Fund's structure or its manager line-up during the year.

Please explain what contributed most and least to the Fund's performance during the last 12 months.

PIMCO did well over the fiscal year. PIMCO's performance benefited from its holding of corporate bonds in the utility and telecom sectors. Additionally, PIMCO held 3-5% of its portfolio in emerging market debt securities which performed well over the year.

TimesSquare outperformed the Fund's benchmark, primarily due to its overweight to corporate bonds, its low exposure to high yield and emerging market debt, and security selection that was rewarded within the corporate, high yield, and emerging market debt sectors. TimesSquare also benefited from an underweight to mortgage-backed securities in July when the sector underperformed dramatically due to the sharp rise in interest rates.

What was the investment environment like for bond selection? How did the Fund fare in this environment?

The past fiscal year was favorable to active managers given the wide yield spreads within the corporate and high yield markets and divergent performance among issuer specific bonds. The Fund benefited from a market that rewarded investors who took credit risk at a very "distressed" time as the fiscal year started. Additionally, the Fund's money managers were rewarded for identifying issuer-specific credits that were trading at low dollar prices and whose revenues were sufficient to pay down debt.

Russell Investment Funds
Core Bond Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Money Managers	Styles
Pacific Investment Management Co., LLC	Sector Rotation
TimesSquare Capital Management, Inc.	Sector Rotation

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Lehman Brothers Aggregate Bond Index is composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Core Bond Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Long-Term Investments - 64.3%		
Asset-Backed Securities - 1.4%		
American Airlines, Inc.		
7.379% due 05/23/16	249	177
Citibank Credit Card Issuance Trust		
Series 2001-A6 Class A6		
5.650% due 06/16/08	475	510
Continental Airlines, Inc.		
6.900% due 01/02/17	338	283
Fleet Credit Card Master Trust II		
Series 2001-C Class A		
3.860% due 03/15/07	375	381
Niagara Mohawk Power Corp.		
7.625% due 10/01/05	132	144
Parker Hannifin Employee Stock Ownership Trust		
6.340% due 07/15/08	269	293
Small Business Administration		
7.449% due 08/01/10	69	75
Systems 2001 AT LLC		
7.156% due 12/15/11	149	162
		2,025
Corporate Bonds and Notes - 14.7%		
Amerada Hess Corp.		
7.300% due 08/15/31	155	160
American Electric Power Co., Inc.		
Series C		
5.375% due 03/15/10	35	37
American RE Corp.		
Series B		
7.450% due 12/15/26	240	267
Arrow Electronics, Inc.		
6.875% due 07/01/13	45	48
AT&T Corp.		
8.050% due 11/15/11	20	23
8.750% due 11/15/31	40	47
AT&T Wireless Services, Inc.		
8.125% due 05/01/12	125	147
Avnet, Inc.		
9.750% due 02/15/08	40	47
BAE Systems Holdings, Inc.		
6.400% due 12/15/11	380	408
Bank of America Corp.		
7.800% due 02/15/10	15	18
BankBoston Corp.		
Series B		
8.250% due 12/15/26	80	92
BCI US Funding Trust Step Up Bond		
8.010% due 12/29/49	250	287
Boeing Capital Corp.		
6.100% due 03/01/11	65	70
Bunge, Ltd. Finance Corp.		
4.375% due 12/15/08	150	151
Burlington Northern Santa Fe Corp.		
6.875% due 12/01/27	25	27
Campbell Soup Co.		
5.875% due 10/01/08	70	77
CenterPoint Energy Houston Electric LLC		
5.700% due 03/15/13	100	105
CenterPoint Energy Resources Corp.		
7.875% due 04/01/13	150	170
CIT Group, Inc.		
6.500% due 02/07/06	120	130
6.875% due 11/01/09	45	51
Citigroup, Inc.		
3.500% due 02/01/08	515	517
7.250% due 10/01/10	195	227
Columbus Southern Power Co.		
Series C		
5.500% due 03/01/13	35	36
Comcast Cable Communications		
8.375% due 05/01/07	195	226
Comcast Corp.		
5.850% due 01/15/10	60	64
Countrywide Home Loans, Inc.		
Series MTNK		
5.500% due 02/01/07	50	54
Credit Suisse First Boston USA, Inc.		
4.625% due 01/15/08	65	68
5.500% due 08/15/13	55	57
Detroit Edison Co.		
6.350% due 10/15/32	90	95
Devon Financing Corp. ULC		
6.875% due 09/30/11	95	108
Dominion Resources, Inc.		
Series B		
6.250% due 06/30/12	40	43

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
DPL, Inc.		
8.250% due 03/01/07	115	125
Dresdner Funding Trust I		
8.151% due 06/30/31	300	342
Duke Capital Corp.		
6.250% due 02/15/13	35	37
Duke Energy Field Services LLC		
5.750% due 11/15/06	30	32
6.875% due 02/01/11	20	22
El Paso Corp.		
8.050% due 10/15/30	900	783
Eli Lilly & Co.		
6.770% due 01/01/36	250	285
FedEx Corp. (ρ)		
7.600% due 07/01/97	75	84
Fifth Third Bank Michigan		
7.750% due 08/15/10	155	167
First Union Capital I		
Series A		
7.935% due 01/15/27	55	63
FirstEnergy Corp.		
Series A		
5.500% due 11/15/06	40	41
Series B		
6.450% due 11/15/11	215	223
Series C		
7.375% due 11/15/31	115	118
Ford Motor Co.		
6.375% due 02/01/29	70	62
Ford Motor Credit Co.		
6.875% due 02/01/06	305	326
7.375% due 02/01/11	380	414
General Electric Co.		
5.000% due 02/01/13	325	329
General Motors Acceptance Corp.		
7.250% due 03/02/11	55	60
6.875% due 09/15/11	415	447
7.000% due 02/01/12	70	75
Golden West Financial Corp.		
4.125% due 08/15/07	110	114
Goldman Sachs Group, Inc.		
6.875% due 01/15/11	245	278
HCA, Inc.		
5.250% due 11/06/08	70	71
7.500% due 11/06/33	40	42
HJ Heinz Co.		
6.375% due 07/15/28	20	21
HJ Heinz Finance Co.		
6.750% due 03/15/32	65	73
Household Finance Corp.		
4.125% due 12/15/08	260	261
6.375% due 11/27/12	125	137
HVB Funding Trust I		
8.741% due 06/30/31	200	236
HVB Funding Trust III		
9.000% due 10/22/31	95	115
International Lease Finance Corp.		
6.375% due 03/15/09	125	138
International Paper Co.		
5.500% due 01/15/14	140	141
ITT Industries, Inc.		
7.400% due 11/15/25	110	126
JP Morgan & Co., Inc.		
Series MTNA		
6.000% due 01/15/09	120	131
Kellogg Co.		
Series B		
6.600% due 04/01/11	360	403
KeySpan Corp.		
7.250% due 11/15/05	50	54
7.625% due 11/15/10	150	179
Kraft Foods, Inc.		
5.250% due 06/01/07	60	64
5.625% due 11/01/11	160	169
5.250% due 10/01/13	205	207
Kroger Co.		
8.000% due 09/15/29	15	18
7.500% due 04/01/31	15	17
Lehman Brothers Holdings, Inc.		
6.625% due 01/18/12	145	164
Liberty Media Corp.		
3.500% due 09/25/06	500	502
5.700% due 05/15/13	30	30
Lockheed Martin Corp.		
8.200% due 12/01/09	500	607
8.500% due 12/01/29	125	164
Manufacturers & Traders Trust Co.		
8.000% due 10/01/10	75	90
Michaels Stores, Inc.		
9.250% due 07/01/09	180	199
Midland Funding II		
Series B		
13.250% due 07/23/06	45	53
Miller Brewing Co.		
5.500% due 08/15/13	130	133
Mizuho Preferred Capital Co. LLC		
8.790% due 12/29/49	665	725

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Monumental Global Funding II		
3.850% due 03/03/08	155	156
Morgan Stanley		
6.750% due 04/15/11	180	204
Natexis Ambs Co. LLC		
8.440% due 12/29/49	120	141
National Rural Utilities		
Cooperative Finance		
5.750% due 08/28/09	70	76
NB Capital Trust IV		
8.250% due 04/15/27	90	104
News America Holdings		
7.750% due 12/01/45	95	112
7.900% due 12/01/95	90	103
8.250% due 10/17/96	35	41
News America, Inc.		
6.750% due 01/09/38	20	22
Nisource Finance Corp.		
7.875% due 11/15/10	195	232
Norfolk Southern Corp.		
7.700% due 05/15/17	20	24
7.900% due 05/15/97 (p)	200	236
Occidental Petroleum Corp.		
9.250% due 08/01/19	95	131
Ohio Power Co.		
Series F		
5.500% due 02/15/13	20	21
Oncor Electric Delivery Co.		
7.250% due 01/15/33	95	108
Progress Energy, Inc.		
7.100% due 03/01/11	45	51
7.000% due 10/30/31	120	128
Prudential Funding LLC		
6.600% due 05/15/08	80	89
Qwest Capital Funding, Inc.		
7.000% due 08/03/09	25	25
RBS Capital Trust I (p)		
4.709% due 12/29/49	245	234
Safeway, Inc.		
7.250% due 02/01/31	25	27
Schuler Homes, Inc.		
9.375% due 07/15/09	210	236
Sovereign Bancorp, Inc.		
10.500% due 11/15/06	460	544
Sprint Capital Corp.		
6.125% due 11/15/08	50	53
7.625% due 01/30/11	600	673
8.375% due 03/15/12	60	70
6.875% due 11/15/28	200	195
8.750% due 03/15/32	105	124
Tele-Communications-TCI Group		
9.800% due 02/01/12	140	183
7.875% due 08/01/13	280	331
Tenaska Alabama II Partners, LP		
6.130% due 03/30/23	119	123
Tenet Healthcare Corp.		
7.375% due 02/01/13	55	55
Time Warner Cos., Inc.		
9.125% due 01/15/13	85	108
8.050% due 01/15/16	480	570
Time Warner, Inc.		
6.750% due 04/15/11	100	112
Toll Corp.		
8.250% due 12/01/11	85	94
Travelers Property Casualty Corp.		
5.000% due 03/15/13	80	80
Union Pacific Corp.		
5.750% due 10/15/07	270	291
6.125% due 01/15/12	140	152
Union Planters Corp.		
7.750% due 03/01/11	50	59
Univision Communications, Inc.		
7.850% due 07/15/11	240	285
Verizon Florida, Inc.		
Series F		
6.125% due 01/15/13	85	91
Wachovia Corp.		
7.550% due 08/18/05	50	55
Wells Fargo & Co.		
4.950% due 10/16/13	100	100
Wells Fargo Bank NA		
7.550% due 06/21/10	50	59
Weyerhaeuser Co.		
5.250% due 12/15/09	70	73
Williams Cos., Inc.		
8.750% due 03/15/32	100	113
Wisconsin Central Transport		
6.625% due 04/15/08	325	362
Wyeth		
5.500% due 03/15/13	35	36
5.500% due 02/01/14	155	157
Zurich Capital Trust I		
8.376% due 06/01/37	340	390
		21,593

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Emerging Markets Debt - 1.8%		
Argentina Government International Bond		
11.375% due 01/30/17	275	77
Brazilian Government International Bond		
2.000% due 04/15/06	80	79
9.250% due 10/22/10	60	65
11.000% due 01/11/12	540	629
8.000% due 04/15/14	62	60
11.000% due 08/17/40	350	385
Brazilian Government International Bond (Ê)		
2.063% due 04/15/09	19	18
2.063% due 04/15/12	40	36
Bulgaria Government International Bond (Ê)		
1.938% due 07/28/24	160	158
Kyivstar GSM		
12.750% due 11/21/05	140	154
Panama Government International Bond		
9.375% due 07/23/12	100	114
Peru Government International Bond		
9.125% due 02/21/12	200	223
9.875% due 02/06/15	200	232
Russia Government International Bond		
5.000% due 03/31/30	370	356
		2,586
International Debt - 6.5%		
Abbey National PLC Step Up Bond (ρ)		
6.700% due 06/29/49	150	166
AXA		
8.600% due 12/15/30	85	107
British Sky Broadcasting PLC		
8.200% due 07/15/09	230	274
British Telecommunications PLC		
8.375% due 12/15/10	90	110
8.875% due 12/15/30	40	52
Conoco Funding Co.		
6.350% due 10/15/11	385	432
DBS Capital Funding Corp.		
7.660% due 03/15/49	270	311
Deutsche Telekom International Finance BV		
8.500% due 06/15/10	150	181
8.750% due 06/15/30	170	217
France Telecom		
8.450% due 03/01/06	440	491
9.000% due 03/01/11	820	985
9.750% due 03/01/31	60	80
Inco, Ltd.		
5.700% due 10/15/15	90	91
Korea Development Bank		
4.250% due 11/13/07	50	51
5.500% due 11/13/12	5	5
Mexico Government International Bond		
8.375% due 01/14/11	100	119
6.375% due 01/16/13	130	135
8.000% due 09/24/22	700	766
8.300% due 08/15/31	145	163
Noranda, Inc.		
6.000% due 10/15/15	75	76
Petroleos Mexicanos		
9.500% due 09/15/27	110	130
Poland Government International Bond		
4.500% due 10/27/24	200	185
Province of Quebec		
7.500% due 07/15/23	390	478
PTC International Finance II SA		
11.250% due 12/01/09	265	292
Royal Bank of Scotland Group PLC (ρ)		
Series 1		
9.118% due 03/31/49	650	812
Royal KPN NV		
8.000% due 10/01/10	300	359
Santander Central Hispano Issuances, Ltd.		
7.625% due 09/14/10	20	24
Santander Financial Issuances		
6.800% due 07/15/05	45	48
6.375% due 02/15/11	110	122
Sanwa Finance Aruba AEC		
8.350% due 07/15/09	135	159
Shaw Communications, Inc.		
8.250% due 04/11/10	145	165
7.200% due 12/15/11	50	54
Standard Chartered Bank		
8.000% due 05/30/31	90	109
Stora Enso Oyj		
7.375% due 05/15/11	85	98
Takefuji Corp.		
9.200% due 04/15/11	55	61

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Telecom Italia Capital		
5.250% due 11/15/13	230	230
6.380% due 11/15/33	125	126
TELUS Corp.		
7.500% due 06/01/07	185	205
8.000% due 06/01/11	460	538
TPSA Finance BV		
7.750% due 12/10/08	255	271
TXU Australia Holdings Partnership, LP		
6.150% due 11/15/13	100	102
UFJ Finance Aruba AEC		
6.750% due 07/15/13	250	267
		9,647
Mortgage-Backed Securities - 29.9%		
Bear Stearns Adjustable Rate Mortgage Trust (Ê)		
Series 2002-8 Class 3A		
6.164% due 08/25/32	22	22
Series 2003-1 Class 6A1		
5.199% due 04/25/33	267	270
Series 2003-8 Class 4A1		
4.834% due 01/25/34	496	499
Chase Mortgage Finance Corp. (Ê)		
Series 2002-A1 Class 1A1		
6.231% due 12/25/29	20	20
Citicorp Mortgage Securities, Inc.		
Series 2001-12 Class M		
6.394% due 08/25/31	94	94
CS First Boston Mortgage Securities Corp.		
Series 2001-AR24 Class 3A		
6.176% due 12/25/31	158	161
Series 2002-10 Class 2A1		
7.500% due 05/25/32	122	131
Series 2002-18 Class 1AIO		
7.500% due 06/25/32	400	24
Series 2002-22 Class 1AIO		
8.000% due 07/25/32	550	34
Federal Home Loan Mortgage Corp.		
15 Year Gold TBA		
4.50% (δ)	1,145	1,145
5.00% (δ)	1,980	2,017
6.50% (δ)	495	522
30 Year Gold TBA		
4.50% (δ)	370	351
5.00% (δ)	1,675	1,653
5.50% (δ)	2,520	2,549
6.00% (δ)	165	170
6.50% (δ)	145	152
6.000% due 2016	112	117
5.000% due 2018	299	305
5.000% due 2018	155	158
7.820% due 2030	8	8
6.500% due 2032	144	151
7.500% due 2032	174	187
6.000% due 2033	1,089	1,126
Series 2000-2266 Class F		
1.570% due 11/15/30	120	120
Series 2002-2504 Class L		
5.500% due 03/15/15	21	22
Federal Home Loan Mortgage Corp. Structured Pass Through Securities		
Series 2003-54 Class 2AIO		
0.249% due 02/25/43	10,167	87
Series 2003-54 Class 3AIO		
0.797% due 02/25/43	4,149	109
Federal National Mortgage Association		
15 Year TBA		
4.00% (δ)	295	287
4.50% (δ)	1,230	1,231
5.00% (δ)	310	316
5.50% (δ)	925	956
30 Year TBA		
5.00% (δ)	1,455	1,439
5.50% (δ)	1,335	1,352
6.00% (δ)	710	731
6.50% (δ)	275	287
6.000% due 2016	44	46
3.168% due 2017	136	137
5.000% due 2017	1,191	1,217
5.500% due 2017	1,544	1,602
6.000% due 2017	2,885	3,028
5.000% due 2018	2,619	2,673
5.000% due 2018	100	102
5.500% due 2018	938	973
6.000% due 2018	423	445
6.000% due 2029	397	413
6.500% due 2031	527	553
6.000% due 2032	180	186
6.500% due 2032	827	869

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
7.000% due 2032	1,513	1,612
5.500% due 2033	650	659
6.000% due 2033	2,833	2,929
6.500% due 2033	662	692
4.023% due 2036	1,063	1,081
Series 1992-10 Class ZD		
8.000% due 11/25/21	1,293	1,357
Series 2001-62 Class DA		
6.000% due 02/25/29	19	19
Federal National Mortgage Association Whole Loan		
Series 2002-W1 Class 2AIO		
0.595% due 04/25/42	3,839	98
Series 2002-W6 Class 2AIO		
0.356% due 06/25/42	3,721	43
Series 2003-W1 Class 1A1		
6.500% due 12/25/42	158	167
First Nationwide Trust (Ê)		
Series 2001-4 Class 3A5		
1.720% due 09/25/31	62	62
Government National Mortgage Association (Ê)		
Series 2000-29 Class F		
1.620% due 09/20/30	136	136
Government National Mortgage Association I		
30 Year TBA		
5.50% (δ)	535	544
6.00% (δ)	735	764
6.000% due 2029	44	46
6.500% due 2032	47	49
6.500% due 2032	467	493
5.500% due 2033	154	156
Government National Mortgage Association II (Ê)		
4.375% due 2026	660	675
4.750% due 2027	50	51
3.500% due 2032	541	537
MASTR Alternative Loans Trust		
Series 2003-2 Class 7A1		
7.000% due 12/25/32	137	140
Residential Asset Mortgage Products, Inc.		
Series 2002-RZ4 Class AIO		
5.750% due 04/25/05	749	35
Sequoia Mortgage Trust (Ê)		
Series 2001-5 Class A		
1.500% due 10/19/26	371	380
Vendee Mortgage Trust		
Series 2002-1 Class 2IO		
0.246% due 08/15/31	8,868	78
Wells Fargo Mortgage Backed Securities Trust (Ê)		
Series 2001-34 Class 3A		
6.048% due 01/25/32	94	95
Series 2002-9 Class B1		
6.250% due 06/25/32	113	114
		44,059

Municipal Bonds - 2.5%

	Principal Amount ($) or Shares	Market Value $
Brazos Higher Education Authority Revenue Bonds, monthly demand (Ê)		
1.230% due 12/01/39	100	100
County of Clark Nevada General Obligation Limited, weekly demand (μ)		
5.000% due 06/01/32	600	611
Energy Northwest Revenue Bonds		
5.500% due 07/01/13	100	114
Florida State Board Education General Obligation Unlimited, weekly demand		
5.000% due 06/01/33	300	308
Golden State Tobacco Securitization Corp. Revenue Bonds, weekly demand		
6.750% due 06/01/39	400	394
Los Angeles Unified School District General Obligation Unlimited, weekly demand		
5.000% due 01/01/28	200	206
Lower Colorado River Authority Revenue Bonds, weekly demand (μ)		
5.000% due 05/15/31	300	306
Mississippi Higher Education Assistance Corporation Revenue Bonds, monthly demand (Ê)		
1.180% due 09/01/33	500	500
New York City Transitional Finance Authority Revenue Bonds, weekly demand		
5.000% due 02/01/33	300	306

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
South Carolina Transportation Infrastructure Bank Revenue Bonds, weekly demand		
5.000% due 10/01/33	600	617
Tobacco Settlement Financing Corp. Revenue Bonds, weekly demand		
4.375% due 06/01/19	100	96
University of Texas Revenue Bonds, weekly demand		
5.000% due 08/15/33	100	102
		3,660
United States Government Agencies - 0.9%		
Federal Home Loan Bank System		
4.125% due 01/14/05	185	190
Federal Home Loan Mortgage Corp.		
2.750% due 03/15/08	235	231
Federal National Mortgage Association		
4.375% due 03/15/13	345	339
Financing Corp. Principal Only STRIP		
0.000% due 05/11/18	95	43
0.000% due 04/05/19	420	179
0.000% due 09/26/19	290	120
Series 15P		
0.000% due 03/07/19	70	30
Residual Funding Principal Only STRIP		
0.000% due 10/15/20	600	236
		1,368
United States Government Treasuries - 6.6%		
United States Treasury Inflation Indexed Bonds		
3.375% due 01/15/07 (š)	234	253
3.625% due 01/15/08	229	253
3.875% due 01/15/09	1,015	1,146
3.500% due 01/15/11	266	299
3.375% due 01/15/12	313	350
3.000% due 07/15/12	2,073	2,260
3.625% due 04/15/28	343	425
3.875% due 04/15/29	1,238	1,604
United States Treasury Note		
4.625% due 05/15/06	1,085	1,150
7.000% due 07/15/06	85	95
5.000% due 02/15/11	70	75
8.750% due 05/15/17	945	1,324
6.000% due 02/15/26	420	466
		9,700
Total Long-Term Investments (cost $91,074)		94,638
Preferred Stocks - 0.5%		
Financial Services - 0.5%		
Centaur Funding Corp.	190,000	234
DG Funding Trust	49	519
Total Preferred Stocks (cost $719)		753
Short-Term Investments - 46.2%		
ABN AMRO North America Discount Note (ç)(ý)		
1.070% due 01/14/04	1,000	1,000
Bank of America Corp. (Ê) Series MTNI		
1.450% due 10/22/04	250	251
CBA Del Finance, Inc. Years 3 & 4 Commercial Paper (ý)		
1.080% due 03/09/04	500	499
CIT Group, Inc.		
5.625% due 05/17/04	700	711
Danske Corp. Commercial Paper (ý)		
1.085% due 03/08/04	2,000	1,995
European Investment Bank (ç)(ý)		
1.060% due 02/10/04	1,200	1,199
Federal Home Loan Mortgage Corp. Discount Note (ç)(ý)		
1.075% due 02/05/04	400	400
Federal Home Loan Mortgage Discount Notes (ç)(ý)		
1.065% due 01/15/04	2,000	1,999
Federal National Mortgage Association Discount (ç)(ý)		
1.085% due 01/22/04	3,900	3,898
1.070% due 01/29/04	3,800	3,797
Federal National Mortgage Association Discount Note (ý)		
1.080% due 03/17/04	1,800	1,790
Frank Russell Investment Company Money Market Fund	33,253,000	33,253

Schedule of Investments, continued — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
General Electric Capital Corp.		
Commercial Paper (ç)(ý)		
1.090% due 02/24/04	1,900	1,897
General Motors Acceptance		
Corp. (ý)		
1.880% due 01/20/04 (ç)	100	100
1.590% due 07/20/04	700	700
1.569% due 07/30/04	400	400
HBOS Treasury Services PLC		
Commercial Paper (ý)		
1.750% due 03/29/04	600	598
Lloyds Bank PLC (ç)(ý)		
1.060% due 01/22/04	200	200
Pinnacle Partners		
8.830% due 08/15/04	100	104
Shell Finance (ý)		
1.100% due 03/16/04	1,500	1,492
State of California Notes		
2.000% due 06/16/04	200	200
United States Treasury Bill (ý)		
0.910% due 03/04/04 (š)	670	668
0.895% due 03/11/04 (š)	80	80
0.880% due 03/18/04 (š)	140	140
0.970% due 04/01/04 (š)	125	124
1.020% due 04/29/04	100	100
1.024% due 05/06/04	900	896
1.040% due 05/13/04	1,800	1,791
1.010% due 05/20/04	1,600	1,592
1.010% due 05/27/04	200	199
1.030% due 06/03/04	3,400	3,382
United States Treasury Note		
7.875% due 11/15/04	1,385	1,464
US Bancorp/First Bank		
Series MTNJ		
6.875% due 12/01/04	275	288
Waste Management, Inc.		
6.500% due 05/15/04	700	712
Total Short-Term Investments (cost $67,893)		67,919
Warrants - 0.0%		
Mexico Government International		
Bond Value Recovery		
Rights		
Series B	2,500,000	25
Series D	4,400,000	9
Series E	1,900,000	2
Total Warrants (cost $41)		36
Total Investments - 111.0% (identified cost $159,727)		163,346
Other Assets and Liabilities Net - (11.0%)		(16,144)
Net Assets - 100.0%		147,202

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Euribor Futures		
expiration date 12/04 (14)	4,296	16
expiration date 03/05 (7)	2,142	6
expiration date 06/05 (1)	304	—
expiration date 09/05 (1)	305	—
expiration date 12/05 (1)	304	—
Eurodollar Futures		
expiration date 09/04 (7)	1,719	12
expiration date 12/04 (11)	2,691	5
expiration date 03/05 (5)	1,218	3
expiration date 06/05 (5)	1,213	2
expiration date 09/05 (1)	242	—
expiration date 12/05 (1)	241	—
expiration date 03/08 (1)	236	(1)
expiration date 06/08 (1)	236	(1)
expiration date 09/08 (1)	236	—
expiration date 12/08 (1)	236	—
Germany, Federal Republic 5 Year Bonds		
expiration date 03/04 (9)	1,255	1
United States Treasury Bonds		
expiration date 03/04 (10)	1,093	(4)
United States Treasury 2 Year Notes		
expiration date 03/04 (17)	3,639	9
United States Treasury 5 Year Notes		
expiration date 03/04 (22)	2,456	26
United States Treasury 10 Year Notes		
expiration date 03/04 (79)	8,869	155
Short Positions		
United States Treasury Bonds		
expiration date 03/04 (4)	437	(5)
United States Treasury 5 Year Notes		
expiration date 03/04 (72)	8,037	(15)
United States Treasury 10 Year Notes		
expiration date 03/04 (26)	2,919	7
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		216

Options Written (Number of Contracts)	Notional Amount $	Market Value $
Euribor Futures		
Dec 2004 97.00 Put (3)	2	1
Eurodollar Futures		
Mar 2004 98.50 Call (2)	(493)	(1)
Mar 2004 97.25 Put (1)	(243)	—
Mar 2004 97.75 Put (3)	(733)	—
Jun 2004 98.00 Put (20)	(4,900)	(2)
Three Month LIBOR Swap		
Mar 2004 3.25 Call (1)	(5,850)	(3)
Mar 2004 4.00 Call (3)	(4,100)	(2)
United States Treasury Notes		
10 Year Futures		
Mar 2004 113.00 Call (9)	(1,017)	(12)
Mar 2004 108.00 Put (5)	(540)	(2)
Total Liability for Options Written (premiums received $89)		(21)

Securities Sold Short

	Principal Amount($)	Market Value($)	Proceeds($)
Federal National Mortgage Association 15 Year TBA 6.00%	1,000	1,048	1,048

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	1,065	EUR	890	03/12/04	54
USD	1,091	EUR	930	03/12/04	79
USD	1,126	EUR	970	03/12/04	93
EUR	94	USD	113	01/07/04	(5)
EUR	930	USD	1,024	03/12/04	(145)
EUR	1,860	USD	2,049	03/12/04	(291)
					(215)

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2003

Amounts in thousands

Index Swaps

Fund Receives Underlying Security	Counter Party	Notional Amount $	Fund Pays Floating Rate	Termination Date	Unrealized Appreciation (Depreciation) $
Bear Stearns High Yield Index	Bear Stearns	1,230	3 Month USD LIBOR-BBA minus 0.000%	03/31/04	28
Bear Stearns High Yield Index	Bear Stearns	230	3 Month USD LIBOR-BBA plus 0.100%	05/31/04	5
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	730	1 Month USD LIBOR-BBA minus 0.500%	03/31/04	7
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	1,200	1 Month USD LIBOR-BBA minus 0.500%	04/30/04	11
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	680	1 Month USD LIBOR-BBA minus 0.520%	05/31/04	6
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	520	1 Month USD LIBOR-BBA minus 0.420%	12/31/04	5
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	520	1 Month USD LIBOR-BBA minus 0.450%	12/31/04	5
					67

Interest Rate Swaps

Counter Party		Notional Amount $	Fund Receives	Fund Pays	Termination Date	Market Value $
Goldman Sachs	USD	1,000	Three Month LIBOR	4.000%	06/06/19	(4)
JP Morgan	EUR	1,400	Six Month LIBOR	4.000%	12/21/07	(6)
Merrill Lynch	EUR	900	Six Month LIBOR	4.000%	03/15/07	6
Goldman Sachs	USD	6,900	Three Month LIBOR	4.000%	06/16/09	(9)
Total Market Value of Interest Rate Swaps premiums paid (received) - ($54)						(13)

See accompanying notes which are an integral part of the financial statements.

(This page intentionally left blank)

Russell Investment Funds
Real Estate Securities Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)



Growth of a $10,000 Investment
Real Estate Securities Fund
NAREIT Equity REIT **
$20,000
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
Inception*
1999
2000
2001
2002
2003
Periods ended December 31

Real Estate Securities Fund

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,721	37.21%
Inception	$ 18,124	13.53%§

NAREIT Equity REIT Index

Periods Ended 12/31/03	Growth of $10,000	Total Return
1 Year	$ 13,714	37.14%
Inception	$ 18,759	14.43%§

Russell Investment Funds
Real Estate Securities Fund

Portfolio Management Discussion — December 31, 2003 (Unaudited)

Please state the Fund's Objective.
The Fund seeks to generate a high level of total return through above average current income while maintaining the potential for capital appreciation.

On October 3, 2003, shareholders voted to change the investment objective of the Fund to: *The Fund seeks to provide current income and long-term capital growth.* This change will be effective on March 1, 2004.

Describe the Fund's performance for the 12 months ended December 31st and how it performed relative to its benchmark.
For the fiscal year ended December 31, 2003, the Real Estate Securities Fund gained 37.21%. This compared to the NAREIT Equity REIT Index, which gained 37.14% during the same period. The Fund's performance is net of operating expenses of 0.95%. Index returns do not include deduction of fees, expenses or taxes.

Describe the Fund's main performance drivers over the past 12 months including a discussion of investment styles and money managers.
The biggest contributor to the Fund's performance was an overweight position in the regional malls sector, which was the best performing major property type during the past year. An overweight position in the shopping centers sector also boosted performance. Regional malls and shopping centers benefited from strong consumer spending and company earnings growth as operating fundamentals remained much stronger than for other property types.

Positions that detracted from Fund performance at the property sector level included overweight positions in the industrial and apartments sectors and an underweight position in the health care sector. The industrial and apartments sectors were adversely affected by slower than expected economic activity and employment growth, particularly in the first half of the year.

RREEF had the largest allocation of assets of the Fund's three money managers and contributed the best performance during the year. RREEF's style emphasizes a top-down approach to property sector weights, based on an assessment of property market fundamentals. RREEF's performance benefited from effective sector positioning and positive stock selection within sectors.

Please describe how the Fund and its money managers reacted to the market environment during the period and how the Fund is positioned to meet its long-term objectives.
The Real Estate Investment Trust (REIT) market advanced very strongly during the year. The market was driven by strong capital flows from mutual fund and institutional investors. Investors' search for yield in a low interest rate environment and desire for increased diversification contributed to the significant inflows to the REIT market.

The Fund's money managers focused on the mid-capitalization and large-capitalization REITs and avoided the less liquid small-capitalization REITs that tend to pay the highest dividends. In 2001 and much of 2002, the small-cap REITs outperformed the market as a whole as the market was seeking yield above all other considerations. Investors were more discriminating in 2003 and focused on earnings quality and dividend coverage. This market environment was more aligned with the Fund money managers' approach to stock selection.

What changes were made to the Fund's structure or to the money manager line-up?
In February, 2003, INVESCO Realty Advisors was added to the Fund's manager line-up, replacing Security Capital. INVESCO strives to achieve higher than benchmark returns with approximately average benchmark risk. INVESCO maintained a broadly diversified portfolio (typically 30-40 securities) with exposure to all benchmark sectors. INVESCO provided the Fund with increased exposure to the health care sector, a key component of the NAREIT Equity REIT Index that had historically been under-represented in the Fund.

Concurrent with this manager change, the following target weights were established for the Fund's money managers: RREEF: 40%, INVESCO: 30% and AEW: 30%.

Please explain what contributed most and least to the Fund's performance during the last 12 months.
RREEF was the primary contributor to the Fund's outperformance relative to the benchmark during the last twelve months. Stock and sector selection contributed to RREEF's performance. RREEF's largest overweight positions were in regional malls, industrial and apartments and its largest underweight positions were in the health care and specialty sectors.

AEW outperformed the benchmark to a lesser extent than RREEF. AEW's portfolio tended to track relatively closely to the benchmark sector weights. Therefore, stock selection was the primary contributor to its performance during the twelve months. AEW has a more value-oriented style than either RREEF or INVESCO.

INVESCO outperformed the benchmark for the ten months they were in the Fund. Property sector selection was a positive contributor to performance, driven primarily by an overweight position in regional malls. Its individual stock selection, however, was a negative contributor to performance, particularly in the apartments sector.

At the overall Fund level, property sector selection was positive during the last twelve months. Overweight positions in the regional malls and shopping centers sectors benefited performance, but these were partially offset by overweight positions in the industrial and apartments sectors, which lagged the benchmark.

What was the investment environment like for stock selection? How did the Fund fare in this environment?

During most of the past year, REITs have traded at a premium to their underlying private real estate net asset value. Because net asset value has been uncoupled from REIT values to some extent, the combination of dividend sustainability and earnings growth have proven to be more important variables in driving individual company performance.

The Fund fared relatively well in this environment as the Fund's money managers focused primarily on earnings quality and stability rather than deep value investing. Overall stock selection was a positive contributor to the Fund's performance during the year.

Money Managers	Styles
AEW Management and Advisors, LP	Value
INVESCO Realty Advisors	Market-Oriented
RREEF America, LLC	Market-Oriented

* Real Estate Securities Fund assumes initial investment on April 30, 1999, NAREIT Index comparison for the initial investment began May 1, 1999.

** National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index is an index composed of all the data based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market value-weighted. The total-return calculation is based upon whether it is 1-month, 3-months or 12-months. Only those REITs listed for the entire period are used in the total return calculation.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Real Estate Securities Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value ($)
Common Stocks - 97.2%		
Residential - 18.1%		
Apartment Investment & Management Co. Class A (ö)	48,000	1,656
Archstone-Smith Trust (ö)	345,517	9,668
AvalonBay Communities, Inc. (ö)	139,000	6,644
Boardwalk Equities, Inc.	33,800	467
BRE Properties Class A (ö)	69,400	2,318
Camden Property Trust (ö)	38,500	1,706
Equity Residential (ö)	389,700	11,500
Essex Property Trust, Inc. (ö)	42,000	2,697
Home Properties, Inc. (ö)	83,300	3,364
Summit Properties, Inc. (ö)	63,900	1,535
Sun Communities, Inc. (ö)	21,000	813
United Dominion Realty Trust, Inc. (ö)	189,200	3,633
		46,001
Health Care - 2.0%		
Health Care Property Investors, Inc. (ö)	21,900	1,113
Health Care REIT, Inc. (ö)	28,700	1,033
Healthcare Realty Trust, Inc. (ö)	33,300	1,190
Senior Housing Properties Trust (ö)	27,000	465
Ventas, Inc. (ö)	63,600	1,399
		5,200
Hotels/Leisure - 6.9%		
Extended Stay America, Inc.	11,900	172
Fairmont Hotels & Resorts, Inc.	27,900	757
Hilton Hotels Corp.	285,600	4,892
Hospitality Properties Trust (ö)	14,000	578
Host Marriott Corp. (ö)	492,300	6,065
LaSalle Hotel Properties (ö)	20,400	378
Starwood Hotels & Resorts Worldwide, Inc.	130,432	4,692
		17,534
Other - 1.3%		
American Financial Realty Trust (ö)	20,700	353
iStar Financial, Inc. (ö)	28,500	1,109
Plum Creek Timber Co., Inc. (REIT) (ö)	60,700	1,848
		3,310
Office/Industrial - 34.7%		
Alexandria Real Estate Equities, Inc. (ö)	21,800	1,262
AMB Property Corp. (ö)	64,000	2,104
Arden Realty, Inc. (ö)	97,400	2,955
Boston Properties, Inc. (ö)	203,000	9,783
Brookfield Properties Co.	178,600	5,126
CarrAmerica Realty Corp. (ö)	104,100	3,100
Catellus Development Corp.	328,866	7,932
Centerpoint Properties Trust (ö)	53,400	4,000
Corporate Office Properties Trust (ö)	16,500	347
Cousins Properties, Inc. (ö)	14,400	441
Duke Realty Corp. (ö)	31,500	977
Equity Office Properties Trust (ö)	181,400	5,197
Glenborough Realty Trust, Inc. (ö)	24,600	491
Highwoods Properties, Inc. (ö)	92,200	2,342
Kilroy Realty Corp. (ö)	73,100	2,394
Liberty Property Trust (ö)	144,500	5,621
Mack-Cali Realty Corp. (ö)	147,600	6,143
Prentiss Properties Trust (ö)	57,600	1,900
Prologis (ö)	470,200	15,089
PS Business Parks, Inc. (ö)	30,000	1,238
Reckson Associates Realty Corp. (ö)	30,500	741
SL Green Realty Corp. (ö)	87,500	3,592
Vornado Realty Trust (ö)	100,400	5,497
		88,272
Outlet Centers - 3.6%		
Chelsea Property Group, Inc. (ö)	167,600	9,186
Regional Malls - 18.5%		
CBL & Associates Properties, Inc. (ö)	37,100	2,096
General Growth Properties, Inc. (ö)	480,300	13,328
Macerich Co. (The) (ö)	101,400	4,512
Mills Corp. (The) (ö)	18,500	814
Pennsylvania Real Estate Investment Trust (ö)	55,947	2,031
Rouse Co. (The) (ö)	135,700	6,378
Simon Property Group, Inc. (ö)	345,900	16,028
Taubman Centers, Inc. (ö)	89,800	1,850
		47,037

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Real Estate Securities Fund

Schedule of Investments — December 31, 2003

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value ($)
Self Storage - 2.4%		
Public Storage, Inc. (ö)	105,900	4,595
Shurgard Storage Centers, Inc. Class A (ö)	43,700	1,645
		6,240
Shopping Center - 9.7%		
Developers Diversified Realty Corp. (ö)	195,100	6,550
Federal Realty Invs Trust (ö)	85,900	3,298
Kimco Realty Corp. (ö)	43,000	1,924
Pan Pacific Retail Properties, Inc. (ö)	145,200	6,919
Regency Centers Corp. (ö)	141,500	5,639
Urstadt Biddle Properties, Inc. Class A (ö)	20,500	290
		24,620
Total Common Stocks (cost $186,960)		247,400
Short-Term Investments - 2.9%		
Frank Russell Investment Company Money Market Fund	7,433,000	7,433
Total Short-Term Investments (cost $7,433)		7,433
Total Investments - 100.1% (identified cost $194,393)		254,833
Other Assets and Liabilities Net - (0.1%)		(142)
Net Assets - 100.0%		254,691

See accompanying notes which are an integral part of the financial statements.

(This page intentionally left blank)

Statement of Assets and Liabilities — December 31, 2003

Amounts in thousands

		Multi-Style Equity Fund
Assets		
Investments, at identified cost	$	258,616
Investments, at market***		296,329
Cash		—
Foreign currency holdings*		—
Unrealized appreciation on foreign currency exchange contracts		—
Receivables:		
Dividends and interest		358
Investments sold		983
Fund shares sold		29
Foreign taxes recoverable		—
Daily variation margin on futures contracts		—
Investment of securities lending collateral in money market funds, at cost and market value		6,949
Unrealized appreciation on index swap contracts		—
Interest rate swap contracts, at market value****		—
Total assets		304,648
Liabilities		
Payables:		
Investments purchased		570
Fund shares redeemed		106
Accrued fees to affiliates		201
Other accrued expenses		50
Daily variation margin on futures contracts		5
Unrealized depreciation on foreign currency exchange contracts		—
Options written, at market value**		—
Securities sold short, at fair value		—
Dividends		—
Payable upon return of securities loaned		6,949
Interest rate swap contracts, at market value****		—
Total liabilities		7,881
Net Assets	$	296,767
Net Assets Consist of:		
Undistributed (overdistributed) net investment income	$	649
Accumulated net realized gain (loss)		(102,197)
Unrealized appreciation (depreciation) on:		
Investments		37,713
Futures contracts		718
Options written		—
Securities sold short		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Shares of beneficial interest		257
Additional paid-in capital		359,627
Net Assets	$	296,767
Net Asset Value, offering and redemption price per share:		
Net asset value per share*****	$	11.56
Net assets	$	296,766,634
Shares outstanding ($.01 par value)		25,671,007

Amounts in thousands

*	Foreign currency holdings-cost	$	—
**	Premiums received on options written	$	—
***	Securities on loan included in investments	$	7,117
****	Interest rate swap contracts-premiums paid (received)	$	—
*****	Net asset value per share equals net assets divided for shares of beneficial interest outstanding.		

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 139,926	$ 170,711	$ 159,727	$ 194,393
167,371	205,486	163,346	254,833
—	—	29	—
—	1,434	523	—
—	325	226	—
126	225	986	1,206
1,550	1,013	2,764	726
11	45	22	268
—	87	—	—
—	32	18	—
33,997	—	—	—
—	—	67	—
—	—	6	—
203,055	208,647	167,987	257,033
1,841	889	19,042	2,076
558	21	93	46
138	110	66	183
54	92	42	37
82	—	13	—
—	54	441	—
—	862	21	—
—	—	1,048	—
—	—	—	—
33,997	—	—	—
—	—	19	—
36,670	2,028	20,785	2,342
$ 166,385	$ 206,619	$ 147,202	$ 254,691
$ —	$ (690)	$ 434	$ (1,162)
(7,580)	(61,796)	267	(2,941)
27,445	34,775	3,619	60,440
333	267	216	—
—	(16)	68	—
—	—	—	—
—	—	67	—
—	—	41	—
—	332	(211)	—
123	212	141	186
146,064	233,535	142,560	198,168
$ 166,385	$ 206,619	$ 147,202	$ 254,691
$ 13.47	$ 9.76	$ 10.47	$ 13.71
$ 166,385,163	$ 206,619,057	$ 147,201,536	$ 254,691,350
12,349,166	21,177,475	14,059,739	18,577,855
$ —	$ 1,398	$ 483	$ —
$ —	$ 846	$ 89	$ —
$ 33,200	$ —	$ —	$ —
$ —	$ —	$ (54)	$ —

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Statement of Operations — For the Fiscal Year Ended December 31, 2003

Amounts in thousands

	Multi-Style Equity Fund
Investment Income	
Dividends	$ 3,835
Dividends from Money Market Fund	219
Interest	12
Securities lending income	16
Less foreign taxes withheld	—
Total investment income	4,082
Expenses	
Management fees	1,879
Custodian fees	271
Transfer agent fees	12
Professional fees	43
Trustees' fees	12
Printing fees	21
Miscellaneous	43
Expenses before reductions	2,281
Expense reductions	(176)
Net expenses	2,105
Net investment income (loss)	1,977
Net Realized and Unrealized Gain (Loss)	
Net realized gain (loss) on:	
Investments	10,108
Futures contracts	3,594
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—
Net realized gain (loss)	13,702
Net change in unrealized appreciation (depreciation) on:	
Investments	46,423
Futures contracts	1,001
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—
Net change in unrealized appreciation (depreciation)	47,424
Net realized and unrealized gain (loss)	61,126
Net Increase (Decrease) in Net Assets from Operations	$ 63,103

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 1,299	$ 3,908	$ 43	$ 10,887
87	122	371	88
7	22	4,834	—
32	—	—	—
—	(417)	—	—
1,425	3,635	5,248	10,975
1,168	1,501	882	1,662
279	609	194	100
10	10	9	8
40	63	38	42
9	10	9	11
9	13	12	18
40	27	7	23
1,555	2,233	1,151	1,864
(247)	(399)	(111)	—
1,308	1,834	1,040	1,864
117	1,801	4,208	9,111
14,175	(3,665)	3,994	(511)
2,213	2,671	64	—
—	(766)	165	—
—	—	1,187	—
—	—	(165)	—
—	2,339	(1,047)	—
16,388	579	4,198	(511)
30,675	52,625	(71)	55,264
495	681	(31)	—
—	2	103	—
—	—	(11)	—
—	—	103	—
—	54	150	—
31,170	53,362	243	55,264
47,558	53,941	4,441	54,753
$ 47,675	$ 55,742	$ 8,649	$ 63,864

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets — For the Fiscal Years Ended December 31,

Amounts in thousands

	Multi-Style Equity Fund 2003	Multi-Style Equity Fund 2002
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ 1,977	$ 1,387
Net realized gain (loss)	13,702	(39,568)
Net change in unrealized appreciation (depreciation)	47,424	(22,826)
Net increase (decrease) in net assets from operations	63,103	(61,007)
Distributions		
From net investment income	(1,743)	(1,354)
From net realized gain	—	—
Tax return of capital	—	—
Net decrease in net assets from distributions	(1,743)	(1,354)
Share Transactions		
Net increase (decrease) in net assets from share transactions	28,613	17,425
Total Net Increase (Decrease) in Net Assets	89,973	(44,936)
Net Assets		
Beginning of period	206,794	251,730
End of period	$ 296,767	$ 206,794
Undistributed (overdistributed) net investment income included in net assets	$ 649	$ 415

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund 2003	Aggressive Equity Fund 2002	Non-U.S. Fund 2003	Non-U.S. Fund 2002	Core Bond Fund 2003	Core Bond Fund 2002	Real Estate Securities Fund 2003	Real Estate Securities Fund 2002
$ 117	$ (185)	$ 1,801	$ 1,151	$ 4,208	$ 4,270	$ 9,111	$ 7,079
16,388	(7,933)	579	(18,887)	4,198	4,095	(511)	1,709
31,170	(14,522)	53,362	(5,356)	243	2,247	55,264	(5,630)
47,675	(22,640)	55,742	(23,092)	8,649	10,612	63,864	3,158
(138)	—	(4,573)	(2,455)	(5,257)	(3,487)	(10,273)	(7,692)
—	—	—	—	(2,755)	(3,690)	—	(871)
—	—	—	—	—	—	(341)	—
(138)	—	(4,573)	(2,455)	(8,012)	(7,177)	(10,614)	(8,563)
21,054	8,741	17,610	8,893	6,285	26,874	41,265	53,599
68,591	(13,899)	68,779	(16,654)	6,922	30,309	94,515	48,194
97,794	111,693	137,840	154,494	140,280	109,971	160,176	111,982
$ 166,385	$ 97,794	$ 206,619	$ 137,840	$ 147,202	$ 140,280	$ 254,691	$ 160,176
$ —	$ —	$ (690)	$ (300)	$ 434	$ (173)	$ (1,162)	$ (66)

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Financial Highlights — For the Fiscal Years Ended

For a Share Outstanding Throughout Each Period.

	$ Net Asset Value, Beginning of Period	$ Net Investment Income (Loss)(a)	$ Net Realized and Unrealized Gain (Loss)	$ Total Income from Operations	$ Distributions from Net Investment Income	$ Distributions from Net Realized Gain	$ Return of Capital
Multi-Style Equity Fund							
December 31, 2003	9.04	.08	2.51	2.59	(.07)	—	—
December 31, 2002	11.84	.06	(2.80)	(2.74)	(.06)	—	—
December 31, 2001	14.13	.07	(2.06)	(1.99)	(.06)	(.24)	—
December 31, 2000	16.79	.08	(2.10)	(2.02)	(.08)	(.56)	—
December 31, 1999	16.02	.12	2.41	2.53	(.12)	(1.64)	—
Aggressive Equity Fund							
December 31, 2003	9.26	.01	4.21	4.22	(.01)	—	—
December 31, 2002	11.44	(.02)	(2.16)	(2.18)	—	—	—
December 31, 2001	11.73	—(d)	(.28)	(.28)	—(d)	—	(.01)
December 31, 2000	13.36	.04	(.16)	(.12)	(.05)	(1.46)	—
December 31, 1999	12.70	.05	.71	.76	(.04)	(.06)	—
Non-U.S. Fund							
December 31, 2003	7.20	.09	2.69	2.78	(.22)	—	—
December 31, 2002	8.64	.06	(1.37)	(1.31)	(.13)	—	—
December 31, 2001	11.15	.06	(2.52)	(2.46)	(.04)	—	(.01)
December 31, 2000	14.19	.10	(2.11)	(2.01)	—	(1.00)	(.03)
December 31, 1999	11.09	.10	3.53	3.63	(.23)	(.30)	—
Core Bond Fund							
December 31, 2003	10.43	.31	.31	.62	(.38)	(.20)	—
December 31, 2002	10.13	.36	.52	.88	(.30)	(.28)	—
December 31, 2001	10.07	.54	.18	.72	(.60)	(.06)	—
December 31, 2000	9.64	.61	.33	.94	(.51)	—	—
December 31, 1999	10.68	.59	(.65)	(.06)	(.61)	(.16)	(.21)
Real Estate Securities Fund							
December 31, 2003	10.51	.55	3.28	3.83	(.61)	—	(.02)
December 31, 2002	10.75	.54	(.13)	.41	(.57)	(.08)	—
December 31, 2001	10.67	.57	.24	.81	(.55)	(.18)	—
December 31, 2000	8.81	.54	1.81	2.35	(.49)	—	—
December 31, 1999 (1)	10.00	.35	(1.08)	(.73)	(.34)	—	(.12)

See accompanying notes which are an integral part of the financial statements.

$ Total Distributions	$ Net Asset Value, End of Period	% Total Return(b)	$ Net Assets, End of Period (000)	% Ratio of Expenses to Average Net Assets, Net(c)	% Ratio of Expenses to Average Net Assets, Gross(c)	% Ratio of Net Investment Income to Average Net Assets(c)	% Portfolio Turnover Rate
(.07)	11.56	28.86	296,767	.87	.95	.82	107.67
(.06)	9.04	(23.19)	206,794	.92	.99	.61	145.90
(.30)	11.84	(14.21)	251,730	.92	.99	.57	131.67
(.64)	14.13	(12.26)	262,664	.92	.93	.51	161.09
(1.76)	16.79	17.17	285,877	.92	.96	.74	67.67
(.01)	13.47	45.60	166,385	1.06	1.26	.10	138.95
—	9.26	(19.06)	97,794	1.25	1.36	(.17)	139.24
(.01)	11.44	(2.36)	111,693	1.25	1.38	.01	180.38
(1.51)	11.73	(.66)	106,665	1.25	1.28	.27	203.48
(.10)	13.36	6.08	99,150	1.25	1.34	.37	111.46
(.22)	9.76	38.78	206,619	1.16	1.41	1.14	50.29
(.13)	7.20	(15.15)	137,840	1.30	1.48	.77	60.98
(.05)	8.64	(22.03)	154,494	1.30	1.43	.64	79.79
(1.03)	11.15	(14.43)	185,644	1.30	1.37	.78	86.06
(.53)	14.19	33.36	195,519	1.30	1.50	.80	83.45
(.58)	10.47	6.15	147,202	.71	.78	2.86	232.64
(.58)	10.43	8.84	140,280	.80	.80	3.52	207.60
(.66)	10.13	7.41	109,971	.80	.88	5.25	205.62
(.51)	10.07	10.00	88,514	.80	.84	6.20	171.48
(.98)	9.64	(.61)	83,620	.80	.86	5.77	139.06
(.63)	13.71	37.21	254,691	.95	.95	4.66	38.84
(.65)	10.51	3.80	160,176	.99	.99	5.01	55.43
(.73)	10.75	7.84	111,982	1.06	1.06	5.35	55.13
(.49)	10.67	27.24	88,713	1.08	1.08	5.58	45.79
(.46)	8.81	(7.26)	55,318	1.15	1.15	5.84	23.98

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Highlights — December 31, 2003

(1) For the period April 30, 1999 (commencement of operations) to December 31, 1999.
(a) Average month-end shares outstanding were used for this calculation.
(b) Periods less than one year are not annualized.
(c) The ratios for periods less than one year are annualized.
(d) Less than $.01 per share.

See accompanying notes which are an integral part of the financial statements.

Notes to Schedule of Investments — December 31, 2003

Footnotes:

(Æ) Nonincome-producing security.
(ö) Real Estate Investment Trust (REIT).
(š) Held as collateral in connection with futures contracts purchased (sold), options written, or swaps entered into by the Fund.
(ý) Rate noted is yield-to-maturity from date of acquisition.
(ç) At amortized cost, which approximates market.
(Ê) Adjustable or floating rate security. Rate shown reflects rate in effect at period end.
(δ) Forward commitment.
(ρ) Perpetual floating rate security. Rate shown reflects rate in effect at period end.
(μ) Bond is insured by a guarantor.
(Ÿ) This security has been valued by the Security Valuation Committee. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized.
(æ) Pre-refunded: These bonds are collateralized by US Treasury securities, which are held in escrow by a trustee and used to pay principal and interest in the tax-exempt issue and to retire the bonds in full at the earliest refunding date. The rate noted is for descriptive purposes; effective yield may vary.
(Ø) In default.

Abbreviations:

ADR - American Depositary Receipt
GDR - Global Depositary Receipt
ADS - American Depositary Share
CMO - Collateralized Mortgage Obligation
CVO - Contingent Value Obligation
144A - Represents private placement security for qualified buyers according to rule 144A of the Securities Act of 1933.
GDS - Global Depositary Share
LIBOR - London Interbank Offered Rate
PIK - Payment in Kind
FDIC - Federal Deposit Insurance Company
REMIC - Real Estate Mortgage Investment Conduit
STRIP - Separate Trading of Registered Interest and Principal of Securities
TBA - To Be Announced Security

Foreign Currency Abbreviations:

ARS - Argentine peso
AUD - Australian dollar
BRL - Brazilian real
CAD - Canadian dollar
CHF - Swiss franc
CLP - Chilean peso
CNY - Chinese renminbi yuan
COP - Colombian peso
CRC - Costa Rica colon
CZK - Czech koruna
DKK - Danish krone
EGP - Egyptian pound
EUR - Euro
GBP - British pound sterling
HKD - Hong Kong dollar
HUF - Hungarian forint
IDR - Indonesian rupiah
ILS - Israeli shekel
INR - Indian rupee
ITL - Italian lira
JPY - Japanese yen
KES - Kenyan schilling
KRW - South Korean won
MXN - Mexican peso
MYR - Malaysian ringgit
NZD - New Zealand dollar
PEN - Peruvian nouveau sol
PHP - Philippine peso
PLN - Polish zloty
RUB - Russian ruble
SEK - Swedish krona
SGD - Singapore dollar
SKK - Slovakian koruna
THB - Thai baht
TRL - Turkish lira
USD - United States dollar
VEB - Venezuelan bolivar
VND - Vietnamese dong
ZAR - South African rand

1. Organization

Russell Investment Funds (the "Investment Company") is a series mutual fund with five investment portfolios, referred to as "Funds." These financial statements report on the Funds, each of which has distinct investment objectives and strategies. These Funds are offered at net asset value to qualified insurance company separate accounts offering variable insurance products. The Investment Company is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. It is organized and operates as a Massachusetts business trust under a master trust agreement dated July 11, 1996. The Investment Company's master trust agreement permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest at a $.01 par value.

As of April 30, 2003, the Russell Insurance Funds changed its name to the Russell Investment Funds.

2. Significant Accounting Policies

The Funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require the use of management estimates. The following is a summary of the significant accounting policies consistently followed by the Funds in the preparation of these financial statements.

Security valuation

United States equity securities listed and traded principally on any national securities exchange are valued on the basis of the last sale price or, if there were no sales on that day, at the last reported price, on the primary exchange on which the security is traded. Equity securities traded on NASDAQ or in a U.S. OTC market will be valued at the official closing price (NOCP) as of the close of the market's regular trading hours.

Fixed-income securities listed and traded principally on any national securities exchange are valued at the evaluated bid price or, if there were no sales on that day, at the last reported bid price, on the primary exchange on which the security is traded. Over-the-counter fixed-income securities and options are valued on the basis of the last sale price. Many fixed-income securities do not trade each day, and thus last sale or bid prices are frequently not available. Accordingly, fixed-income securities may be valued using prices provided by a pricing service approved by the Board of Trustees when such prices are believed to reflect the market value of such securities.

Exchange listed futures contracts are valued on a basis of the last quoted daily settlement prices established by the exchange on which they trade. If there were no sales, futures are valued at the last reported bid price.

Investments in other mutual funds are valued at their net asset value per share, calculated at the close of business.

The value of swap agreements are equal to the Funds' obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.

International equity securities traded on a foreign national securities exchange or an over-the-counter market (foreign or domestic) are valued on the basis of the official closing price, or, lacking the official closing price, at the last sale price on the primary exchange on which the security is traded.

Short-term investments purchased by the Funds and maturing within 60 days at the time of purchase are valued at "amortized cost" unless the Board of Trustees determines that amortized cost does not represent fair value.

The Funds may value certain securities for which market quotations are not readily available at "fair value," as determined in good faith pursuant to procedures established by the Board of Trustees. Generally, trading in non-U.S. securities is substantially completed each day at various times prior to the close of trading on the U.S. markets. The values of such securities used in computing the net asset value of a portfolio's shares are generally determined as of such times. Occasionally, events that affect the values of such securities may occur between the times at which they are generally determined and the close of the U.S. markets and would therefore not be reflected in the computation of a portfolio's net asset value. In such event, these securities will then be valued at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

Investment transactions

Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the basis of specific identified cost incurred by each money manager within a particular Fund.

Investment income

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Core Bond Fund classifies gains and losses realized on prepayments received on mortgage-backed securities as part of interest income. All premiums and discounts, including original issue discounts, are amortized/accreted using the interest method.

Federal income taxes

Since the Investment Company is a Massachusetts business trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to each Fund's shareholders without regard to the income and capital gains (or losses) of the other Funds.

It is each Fund's intention to qualify as a regulated investment company and distribute all of its taxable income and capital gains. Therefore, no federal income tax provision was required for the Funds.

Dividends and distributions to shareholders

For all Funds, income dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends are generally declared and paid quarterly, except for the Non-U.S. Fund, which generally declares and pays dividends annually. Capital gain distributions are generally declared and paid annually. An additional distribution may be paid by the funds to avoid imposition of federal income and excise tax on any remaining undistributed capital gains and net investment income.

The timing and characterization of certain income and capital gain distributions are determined in accordance with federal tax regulations which may differ from GAAP. As a result, net investment income and net realized gain (or loss) on investment and foreign currency-related transactions for a reporting period may differ significantly from distributions during such period. The differences between tax regulations and GAAP primarily relate to investments in options, futures, forward contracts, swaps, passive foreign investment companies, foreign-denominated investments, mortgage-backed securities, certain securities sold at a loss and by recording gains and losses from securities transactions on the basis of specific identified cost incurred by each money manager for financial reporting purposes and on the basis of specific identified cost incurred by each Fund for tax purposes. Permanent differences between book and tax accounting are reclassified to paid in capital. Accordingly, the Funds may periodically make reclassifications among certain of its capital accounts without impacting its net asset value.

Expenses

The Funds will pay their own expenses other than those expressly assumed by Frank Russell Investment Management Company ("FRIMCo" or "Advisor"). Most expenses can be directly attributed to the individual Funds. Expenses which cannot be directly attributed to a specific Fund are allocated among all Funds principally based on their relative net assets.

Foreign currency translations

The books and records of the Funds are maintained in US dollars. Foreign currency amounts and transactions of the Funds are translated into US dollars on the following basis:

(a) Market value of investment securities, other assets and liabilities at the 4 pm London closing rate of exchange on the valuation date.

(b) Purchases and sales of investment securities and income at the 4 pm London closing rate of exchange prevailing on the respective trade dates of such transactions.

Reported net realized gains or losses from foreign currency-related transactions arise from: sales and maturities of short-term securities; sales of foreign currencies; currency gains or losses realized between the trade and settlement dates on securities transactions; the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Non-U.S. Fund's books and the US dollar equivalent of the amounts actually received or paid. Net unrealized gains or losses from foreign currency-related transactions arise from changes in the value of assets and liabilities, other than investments in securities, at year end, as a result of changes in the exchange rates.

The Funds do not isolate that portion of the results of operations of the Fund that arises as a result of changes in exchange rates from that portion that arises from changes in market prices of investments during the year. Such fluctuations are included with the net realized and unrealized gain or loss from investments. However, for federal income tax purposes the Funds do isolate the effects of changes in foreign exchange rates from the fluctuations arising from changes in market prices for realized gain (or loss) on debt obligations.

Derivatives

To the extent permitted by the investment objectives, restrictions and policies set forth in the Funds' Prospectus and Statement of Additional Information, the Funds may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the Funds in meeting their investment strategies.

The Funds typically use derivatives in three ways: cash equitization, hedging, and return enhancement. Cash equitization is a technique that may be used by certain Funds through the use of options and futures to earn "market-like" returns with their excess and liquidity reserve cash balances. Hedging is used by some Funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement can be accomplished through the use of derivatives in a Fund. By purchasing certain instruments, Funds may more effectively achieve the desired portfolio characteristics that assist them in meeting their investment objectives. Depending on how the derivatives are structured and utilized, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

Foreign currency exchange contracts

In connection with portfolio purchases and sales of securities denominated in a foreign currency, the Non-U.S. Fund may enter into foreign currency exchange spot contracts and forward foreign currency exchange contracts ("contracts"). Contracts are recorded at market value. Certain risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and are generally limited to the amount of unrealized gain on the contracts, if any, that is recognized in the Statement of Assets and Liabilities. Realized gains or losses arising from such transactions are included in net realized gain (or loss) from foreign currency-related transactions. Open contracts at December 31, 2003 are presented on the Schedule of Investments for the Non-U.S. Fund.

Forward commitments

The Funds may contract to purchase securities for a fixed price at a future date beyond customary settlement time (not to exceed 120 days) (i.e., a "forward commitment," "delayed settlement" or "when issued" transaction, e.g., to be announced ("TBA")) consistent with a Fund's ability to manage its investment portfolio and meet redemption requests. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The Funds may dispose of a forward commitment transaction prior to settlement if it is appropriate to do so and realize short-term gains (or losses) upon such sale. When effecting such transactions, cash or liquid high-grade debt obligations of the Fund in a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. A forward commitment transaction involves a risk of loss if the value of the security to be purchased declines prior to the settlement date or the other party to the transaction fails to complete the transaction.

Short Sales

Each Fund may enter into short sale transactions. A short sale is a transaction in which a Fund sells securities it does not own in anticipation of a decline in the market price of the securities. The Fund is obligated to deliver securities at the market price at the time the short position is closed. Possible losses from short sales may be unlimited.

Options

The Funds will not enter into any such transactions unless it owns (1) an offsetting ("covered") position in securities, currencies or other options, futures contracts or forward contracts or (2) cash or liquid assets with a value, marked to market daily, sufficient to cover their obligations to the extent not covered as provided in (1) above. The Funds will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, designate the prescribed amount of cash or liquid assets as segregated.

The Funds may purchase and sell (write) call and put options on securities and securities indices, provided such options are traded on a national securities exchange or in an over-the-counter market. These Funds may also purchase and sell call and put options on foreign currencies. The domestic equity Funds may utilize options to equitize liquidity reserve balances.

When a Fund writes a covered call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The Fund receives a premium on the sale of a call option but gives up the opportunity to profit from any increase in stock value above the exercise price of the option, and when the Fund writes a put option it is exposed to a decline in the price of the underlying security.

If an option which the Fund has written either expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss, if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. When a put option which a Fund has written is exercised, the amount of the premium originally received will reduce the cost of the security which a Fund purchases upon exercise of the option. Realized gains (losses) on purchased options are included in net realized gain (loss) from investments.

The Funds' use of written options involves, to varying degrees, elements of market risk in excess of the amount recognized in the Statement of Assets and Liabilities. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to market risk. The risks may be caused by an imperfect correlation between movements in the price of the instrument and the price of the underlying securities and interest rates.

Futures contracts

The Funds utilize futures to equitize liquidity reserve balances. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to off balance sheet risk. The primary risks associated with the use of futures contracts are an imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts, and the possibility of an illiquid market. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount, termed the initial margin, which typically represents 5% of the purchase price indicated in the futures contract. Payments to and from the broker, known as variation margin, are required to be made on a daily basis as the price of the futures contract fluctuates. Changes in the initial settlement values of futures contracts are accounted for as unrealized appreciation (depreciation) until the contracts are terminated, at which time realized gains and losses are recognized.

Investment in international markets

Investing in international markets may involve special risks and considerations not typically associated with investing in the United States markets. These risks include revaluation of currencies, high rates of inflation, repatriation, restrictions on income and capital, and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in the United States.

Swap agreements

The Funds may enter into swap agreements as an additional equitization vehicle for uninvested cash balances held by the Funds or to effect investment transactions consistent with the Funds' investment objectives and strategies. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular investments or instruments. The returns to be exchanged between the parties are calculated with respect to a "notional amount" (i.e. a specified dollar amount that is hypothetically invested in a "basket" of securities representing a particular index). Amounts paid to and received from the swap counterparties representing capital appreciation and depreciation on the underlying securities and accrued interest expense and interest income are recorded as net realized gain (loss). The Fund is exposed to credit risk in the event of non-performance by the swap counterparties; however, the Fund does not anticipate non-performance by the counterparties.

Guarantees

In the normal course of business the Funds enter into contracts that contain a variety of representations which provide general indemnifications. The Funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Funds that have not yet occurred. However, the Funds expect the risk of loss to be remote.

3. Investment Transactions

Securities

For the period ended December 31, 2003, purchases and sales of investment securities (excluding US Government and Agency obligations, short-term investments, options, futures and repurchase agreements) were as follows:

Funds	Purchases	Sales	Funds	Purchases	Sales
Multi-Style Equity	$ 265,073,268	$ 239,304,104	Core Bond	$ 125,372,865	$ 113,623,607
Aggressive Equity	181,714,034	159,845,696	Real Estate Securities	114,308,081	72,698,244
Non-U.S.	83,777,915	71,336,240			

Purchases and sales of US Government and Agency obligations (excluding short-term investments, options, futures and repurchase agreements) were as follows:

US Government Securities

Fund	Purchases	Sales
Core Bond	$ 141,589,717	$ 136,201,317

Written Options Contracts

Fund transactions in written options for the period ended December 31, 2003 were as follows:

	Non-U.S.		Core Bond	
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Outstanding December 31, 2002	30	$ 583	48	$ 80
Opened	843	11,092	279	222
Closed	(772)	(10,829)	(52)	(42)
Expired	—	—	(228)	(171)
Outstanding December 31, 2003	101	$ 846	47	$ 89

Securities Lending

The Investment Company has a securities lending program whereby each Fund can loan securities with a value up to 33⅓% of its total assets to certain brokers. The Fund receives cash (US currency), US Government or US Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by State Street Bank and Trust Company ("State Street") in money market mutual funds and such other short-term investments, provided the investments meet certain quality and diversification requirements. The collateral received is recorded on the Fund's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is divided between the Fund and State Street and is recorded as income for the Fund. To the extent that a loan is secured by non-cash collateral, brokers pay the Fund negotiated lenders' fees, which are divided between the Fund and State Street and are recorded as securities lending income for the Fund. All collateral received will be in an amount at least equal to 102% (for loans of US securities) or 105% (for non-US securities) of the market value of the loaned securities at the inception of each loan. Should the borrower of the securities fail financially, there is a risk of delay in recovery of the securities or loss of rights in the collateral. Consequently, loans are made only to borrowers which are deemed to be of good financial standing. As of December 31, 2003, the value of outstanding securities on loan and the value of collateral amounted to as follows:

Funds		Value of Securities on Loan		Value of Cash Collateral
Multi-Style Equity	$	7,117,397	$	6,949,292
Aggressive Equity	$	33,200,037	$	33,997,195

As of December 31, 2003, the cash collateral received for the securities on loan are invested as follows:

Funds		State Street Securities Lending Quality Trust
Multi-Style Equity	$	6,949,292
Aggressive Equity		33,997,195

As of December 31, 2003, the non-cash collateral received for the securities on loan in the following funds was:

Funds		Non-Cash Collateral Value	Non-Cash Collateral Holding
Multi-Style Equity	$	333,548	Irrevocable letter of credit
Aggressive Equity	$	105,572	Irrevocable letter of credit

4. Related Party Transactions, Fees and Expenses

Manager

FRIMCo advises and administers all of the Funds which comprise the Investment Company. FRIMCo is a wholly-owned subsidiary of Frank Russell Company, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company. Frank Russell Company researches and recommends to FRIMCo, and to the Investment Company, one or more investment management organizations to manage the portfolio of each Fund.

The Funds are permitted to invest their cash reserves (i.e., monies awaiting investment in portfolio securities suitable for the Funds' objectives), and a portion of the collateral received from the Investment Company's securities lending program in the Frank Russell Investment Company Money Market Fund. As of December 31, 2003, $85,026,000 of the Money Market Fund's net assets represents investments by the Funds.

For the period ended December 31, 2003, the management fee paid to FRIMCo, for the Funds listed below, in accordance with the Investment Company's Management Agreement with that firm, amounted to $7,091,534 before waivers and/or reimbursements. Such fee is payable monthly and is equal to the annual rate, by Fund, shown in the following table, of the average daily net assets of the applicable Fund.

Funds	Annual Rate
Multi-Style Equity	0.78%
Aggressive Equity	0.95
Non-U.S.	0.95
Core Bond	0.60
Real Estate Securities	0.85

FRIMCo has contractually agreed to waive a portion of its management fee for each Fund, up to the full amount of its fee, to the extent the Fund's operating expenses exceed specified limits imposed by FRIMCo on an annual basis. Additionally, FRIMCo has contractually agreed to reimburse each Fund for all remaining expenses, after fee waivers, that still exceed their respective expense caps. There were no reimbursements for the period ended December 31, 2003.

The expense caps and waivers were as follows:

Funds	Expense Cap Through January 30, 2003	Expense Cap January 31, 2003	Manager Fees Waived for the Period Ended December 31, 2003
Multi-Style Equity	0.92%	0.87%	$ 175,964
Aggressive Equity	1.25	1.05	246,667
Non-U.S.	1.30	1.15	399,145
Core Bond	0.80	0.70	109,619
Real Estate Securities	1.15	1.10	—

Custodian

The Funds have entered into arrangements with their Custodian whereby custody credits realized as a result of uninvested cash balances were used to reduce a portion of the Funds' expenses. For the period ended December 31, 2003, the Funds' custodian fees were reduced by the following amounts under these arrangements:

Funds	Custody Credit Amount
Multi-Style Equity	$ 270
Aggressive Equity	243
Non-U.S.	255
Core Bond	1,598
Real Estate Securities	202

Analytic services

Fees for analytic services provided to the Funds are paid or accrued to Russell/Mellon Analytical Services, an affiliate of the Investment Company. Russell/Mellon Analytical Services provides TruVP System to the Funds, pursuant to a written Service Agreement. The TruVP System provides analytics used by the investment department. Total fees for the Funds reported herein for the period ended December 31, 2003 were $83,115.

Transfer agent

The Investment Company has a contract with FRIMCo to provide transfer agent services to the Funds. Total fees for the period ended December 31, 2003 were $48,565.

Distributor

Russell Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of FRIMCo, is the principal Distributor for Investment Company shares. The Distributor receives no compensation from the Investment Company for its services.

Brokerage commissions

The Funds may effect portfolio transactions through Frank Russell Securities, Inc., an affiliate of the Manager, when a money manager determines that the Fund will receive competitive execution, price and commissions. Amounts retained by Frank Russell Securities, Inc. for the period ended December 31, 2003 were as follows:

Funds	Amount
Multi-Style Equity	$ 15,609
Aggressive Equity	17,007
Non-U.S.	8,713
Real Estate Securities	2,333

Additionally, the Funds paid brokerage commissions to non-affiliated brokers who provided brokerage and research services to the Manager.

Board of Trustees

The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 30 funds, and Russell Investment Funds ("RIF"), which has five funds. Each of the trustees is a trustee of both FRIC and RIF. The Russell Fund Complex pays each of its Trustees not affiliated with FRIMCo a retainer of $52,000 per year, $5,000 for each regular quarterly meeting attended in person, $2,000 for each special meeting attended in person, and $2,000 for each Joint Audit Committee meeting or Nominating and Governance Committee meeting attended in person. The Trustee will receive a $500 fee for attending the meetings by phone instead of receiving the full fee had the member attended in person. Out of pocket expenses are also paid by the Russell Fund Complex. The Lead Trustee is paid a fee of $10,000 per year, and each Committee Chair is paid a fee of $6,000 per year.

5. Federal Income Taxes

At December 31, 2003, the following Funds had net tax basis capital loss carryforwards which may be applied against any net realized taxable gains in each succeeding year or until their respective expiration dates, whichever occurs first. Available capital loss carryforwards and expiration dates are as follows:

Capital loss carryforward

	12/31/09	12/31/10	12/31/11	Totals
Multi-Style Equity	$ 45,480,975	$ 42,288,325	$ 3,419,554	$ 91,188,854
Aggressive Equity	—	7,535,681	—	$ 7,535,681
Non-U.S.	26,643,305	25,579,757	5,516,762	$ 57,739,824
Real Estate Securities	—	—	3,692,826	$ 3,692,826

As of December 31, 2003, the cost of investments and net unrealized appreciation (depreciation) for income tax purposes were as follows:

Cost & unrealized for tax purposes

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Core Bond	Real Estate Securities
Cost of Investments	$ 268,906,421	$ 139,636,545	$ 175,996,050	$ 159,682,661	$ 193,641,364
Unrealized Appreciation	30,201,779	29,304,054	33,749,391	4,198,239	61,536,573
Unrealized Depreciation	(2,778,925)	(1,570,346)	(4,259,388)	(534,880)	(344,456)
Net Unrealized Appreciation (Depreciation)	$ 27,422,854	$ 27,733,708	$ 29,490,003	$ 3,663,359	$ 61,192,117
Undistributed Ordinary Income	$ 648,776	$ —	$ 811,104	$ 746,594	$ —
Undistributed Long-Term Capital Gains (Capital Loss Carryforwards)	(91,188,854)	(7,535,681)	(57,739,824)	40,803	(3,692,826)
Tax Composition of Distribution:					
Ordinary Income	$ 1,743,960	$ 137,501	$ 4,571,995	$ 6,804,697	$ 10,273,011
Long-Term Capital Gains	$ —	$ —	$ —	1,206,242	$ —
Tax Return of Capital	$ —	$ —	$ —	$ —	341,396

6. Fund Share Transactions (Amounts in thousands)

Share transactions for the periods ended December 31, were as follows:

	Shares		Dollars	
	2003	2002	2003	2002
Multi-Style Equity				
Proceeds from shares sold	3,987	3,249	$ 40,534	$ 33,496
Proceeds from reinvestment of distributions	181	133	1,744	1,354
Payments for shares redeemed	(1,381)	(1,757)	(13,665)	(17,425)
Total net increase (decrease)	2,787	1,625	$ 28,613	$ 17,425
Aggressive Equity				
Proceeds from shares sold	3,825	1,859	$ 43,296	$ 19,608
Proceeds from reinvestment of distributions	11	—	138	—
Payments for shares redeemed	(2,043)	(1,071)	(22,380)	(10,867)
Total net increase (decrease)	1,793	788	$ 21,054	$ 8,741
Non-U.S.				
Proceeds from shares sold	2,604	10,287	$ 21,233	$ 80,040
Proceeds from reinvestment of distributions	489	341	4,572	2,455
Payments for shares redeemed	(1,048)	(9,377)	(8,195)	(73,602)
Total net increase (decrease)	2,045	1,251	$ 17,610	$ 8,893
Core Bond				
Proceeds from shares sold	2,229	3,385	$ 23,733	$ 34,958
Proceeds from reinvestment of distributions	760	699	8,011	7,176
Payments for shares redeemed	(2,383)	(1,481)	(25,459)	(15,260)
Total net increase (decrease)	606	2,603	$ 6,285	$ 26,874
Real Estate Securities				
Proceeds from shares sold	3,284	5,032	$ 39,761	$ 55,527
Proceeds from reinvestment of distributions	856	795	10,614	8,563
Payments for shares redeemed	(806)	(998)	(9,110)	(10,491)
Total net increase (decrease)	3,334	4,829	$ 41,265	$ 53,599

7. Beneficial Interest

As of December 31, 2003, the following table includes shareholders with shares of beneficial interest greater than 10% of the total outstanding shares of each respective Fund. Northwestern Mutual Life Insurance Company was the largest client in each Fund.

Funds	# of Shareholders	%
Multi-Style Equity	4	89.8
Aggressive Equity	3	82.0
Non-U.S.	3	85.3
Core Bond	3	90.6
Real Estate Securities	3	90.5

Report of Independent Auditors

To the Board of Trustees and Shareholders
of Russell Investment Funds:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the series of Russell Investment Funds (comprised of Multi-Style Equity, Aggressive Equity, Non-U.S., Core Bond, and Real Estate Securities (the "Funds")) at December 31, 2003, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



Seattle, Washington
February 5, 2004

Russell Investment Funds

Tax Information — December 31, 2003 (Unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Funds designate the following amounts as long-term capital gain dividends for their taxable year ended December 31, 2003:

	Total Long-Term Capital Gains
Core Bond	$ 1,206,242

The Non-U.S. Fund paid foreign taxes of $416,920 and recognized $3,616,486 of foreign source income during the taxable year ended December 31, 2003. Pursuant to Section 853 of the Internal Revenue Code, the Fund designates $0.0197 per share of foreign taxes paid and $0.1708 of gross income earned from foreign sources in the taxable year ended December 31, 2003.

Russell Investment Funds

Disclosure of Information about Fund Directors — December 31, 2003 (Unaudited)

The following tables provide information for each officer and trustee of the Russell Fund Complex. The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 30 funds, and Russell Investment Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. The first table provides information for trustees who are interested trustees. The second table provides information for the independent trustees. The third table provides information for the officers.

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INTERESTED TRUSTEES and INTERESTED TRUSTEE EMERITUS					
*George F. Russell, Jr., Born July 3, 1932 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus and Chairman Emeritus since 1999	Appointed until successor is duly elected and qualified	• Director Emeritus, FRC • Chairman Emeritus, FRIC and RIF • Chairman Emeritus, Frank Russell Securities, Inc., Russell 20/20 Association, Frank Russell Trust • Director Emeritus FRIMCo • From 1984 to December 1998, Chairman of the Board of FRIC and RIF	35	None
*Lynn L. Anderson, Born April 22, 1939 909 A Street Tacoma, Washington 98402-1616	Trustee since 1987 Chairman of the Board since 1999	Appointed until successor is duly elected and qualified Until successor is chosen and qualified by trustees	• Vice Chairman, FRC • Chairman of the Board, Trustee, FRIC and RIF • CEO and Chairman of the Board, Russell Fund Distributors, Inc. and FRIMCo • Trustee, President and Chairman of the Board, SSgA Funds (investment company) • Director and Chairman of the Board, Frank Russell Trust Company • Director, Frank Russell Investments (Ireland) Limited and Frank Russell Investments (Cayman) Ltd. • Until October, 2002, President and CEO, FRIC and RIF	35	• Trustee, The SSgA Funds (investment company)
*Michael J.A. Phillips, Born January 20, 1948 909 A Street Tacoma, Washington 98402-1616	Trustee since 2002	Appointed until successor is duly elected and qualified.	• Chairman of the Board and Director, FRC • Trustee, FRIC and RIF • Director, FRTC and Frank Russell Capital Inc. • Director/Chairman, Frank Russell Investments (Delaware), Inc. • Director, Chairman of The Board and President, Russell 20/20 Association • Director, Frank Russell Company Pty. Limited, Frank Russell Japan Co., Ltd., Frank Russell Investments (Suisse), S.A., and Frank Russell Company Limited • 1990-2003, President, FRC • 1993-2003, CEO, FRC	35	None

* Each of Messrs. Russell, Anderson and Phillips is also an officer of an affiliate of FRIC and RIF and is therefore an interested trustee.

Russell Investment Funds

Disclosure of Information about Fund Directors, continued — December 31, 2003 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES and INDEPENDENT TRUSTEE EMERITUS					
Paul E. Anderson, Born October 15, 1931 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• 1996 to present, President, Anderson Management Group LLC (private investments consulting)	35	None
Paul Anton, Ph.D., Born December 1, 1919 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus since 2003	Appointed until successor is duly elected and qualified	• Retired since 1997 • Trustee of FRIC and RIF Until 2002	35	None
William E. Baxter, Born June 8, 1925 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1986	35	None
Kristianne Blake, Born January 22, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• President, Kristianne Gates Blake, P.S. (accounting services)	35	• Trustee WM Group of Funds (investment company); • Director, Avista Corp.
Daniel P. Connealy, Born June 6, 1946 909 A Street Tacoma, Washington 98402-1616	Trustee since 2003	Appointed until successor is duly elected and qualified	• 2001-2003, Vice President and Chief Financial Officer, Janus Capital Group, Inc. • 1979-2001, Audit and Accounting Partner, PricewaterhouseCoopers LLP • Retired since 2003	35	• Director, Gold Bank Corporation, Inc.
Lee C. Gingrich, Born October 6, 1930 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1995	35	None

Disclosure of Information about Fund Directors, continued — December 31, 2003 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES and INDEPENDENT TRUSTEE EMERITUS (continued)					
Eleanor W. Palmer, Born May 5, 1926 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1981	35	None
Raymond P. Tennison, Jr. Born December 21, 1955 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• Currently, President, Simpson Investment Company and several additional subsidiary companies, including Simpson Timber Company, Simpson Paper Company and Simpson Tacoma Kraft Company	35	None
Julie W. Weston Born October 2, 1943 909 A Street Tacoma, Washington 98402-1616	Trustee since 2002	Appointed until successor is duly elected and qualified	• Retired since 2000 • 1987 to 2000, Arbitrator, The American Arbitration Association Commercial Panel • 1995 to 1999, Hearing Officer, University of Washington • 1987 to 2002, Director, Smith Barney Fundamental Value Fund	35	None

Disclosure of Information about Fund Directors, continued — December 31, 2003 (Unaudited)

Name, Age, Address	Position(s) Held With Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years
OFFICERS			
Leonard P. Brennan, Born October 11, 1959 909 A Street Tacoma, Washington 98402-1616	President and Chief Executive Officer since 2002	Until successor is chosen and qualified by Trustees	• President and CEO, FRIC • President and CEO, RIF • Director, Russell Fund Distributors, Inc., Frank Russell Company, S.A., Frank Russell Investments (Singapore) Private Limited and Frank Russell Investments (UK) Limited • Director, President and CEO, FRIMCo • Director and COO, Frank Russell Company Limited and Russell Systems Limited • President, Russell Insurance Agency, Inc. • 1999 to present, Managing Director of Individual Investor Services of FRC
Mark E. Swanson, Born November 26, 1963 909 A Street Tacoma, Washington 98402-1616	Treasurer and Chief Accounting Officer since 1998	Until successor is chosen and qualified by Trustees	• Treasurer and Chief Accounting Officer, FRIC and RIF 1998 to present, • Director, Funds Administration, FRIMCo and Frank Russell Trust Company • Treasurer, SSgA Funds (investment company); • Manager, Funds Accounting and Taxes, Russell Fund Distributors, Inc. • April 1996 to August 1998, Assistant Treasurer, FRIC and RIF; November 1995 to July 1998, Assistant Secretary, SSgA Funds; February 1997 to July 1998, Manager, Funds Accounting and Taxes, FRIMCo
Randall P. Lert, Born October 3, 1953 909 A Street Tacoma, Washington 98402-1616	Director of Investments since 1991	Until removed by Trustees	• Director of Investments, FRIC and RIF • Chief Portfolio Strategist, FRIMCo • Chief Investment Officer, Frank Russell Trust Company • Director, FRIMCo and Frank Russell Fund Distributors, Inc.
Karl J. Ege, Born October 8, 1941 909 A Street Tacoma, Washington 98402-1616	Secretary and General Counsel since 1994	Until removed by Trustees	• Secretary and General Counsel, FRIC, RIF, FRIMCo, Frank Russell Trust Company and Russell Fund Distributors, Inc. • Director, Secretary and General Counsel, Frank Russell Capital Inc. • Director and Secretary, Russell 20-20 Association
Mark D. Amberson, Born July 20, 1960 909 A Street Tacoma, Washington 98402-1616	Director of Short-Term Investment Funds since 2001	Until removed by Trustees	• Director of Short-Term Investment Funds, FRIC, RIF, FRIMCo and Frank Russell Trust Company • From 1991 to 2001, Portfolio Manager, FRIC, RIF, FRIMCo and Frank Russell Trust Company

Russell Investment Funds

Matter Submitted to a Vote of Shareholders — December 31, 2003 (Unaudited)

There was a Special Meeting in Lieu of Annual Meeting of Shareholders of the Russell Investment Funds ("the Investment Company") held at 909 A Street, Tacoma, Washington on October 3, 2003.

THE FOLLOWING MATTERS WERE VOTED UPON AT THE MEETING

The result of each vote accompany the description of each matter

1. Election of Trustees.
Vote:

	For	Withheld
Michael J.A. Phillips	79,759,415.080	2,967,650.647
Daniel P. Connealy	79,737,804.729	2,989,260.998
Julie W. Weston	79,630,184.756	3,096,880.971

2. To approve a change in the Funds' fundamental investment objective.
Vote:

	For	Against	Abstain
Multi-Style Equity Fund	21,083,534.108	1,455,309.307	565,683.693
Aggressive Equity Fund	9,391,749.804	695,801.196	244,674.439
Non-U.S. Fund	17,453,865.110	1,332,495.105	564,872.913
Core Bond Fund	12,374,537.599	764,093.015	454,481.612
Real Estate Securities Fund	14,987,976.460	1,117,465.681	312,525.685

3. To reclassify the Funds' investment objective from fundamental to non-fundamental.
Vote:

	For	Against	Abstain
Multi-Style Equity Fund	20,364,767.024	2,075,682.151	664,077.933
Aggressive Equity Fund.	8,836,621.180	1,192,379.505	303,224.754
Non-U.S. Fund	16,907,981.142	1,842,465.142	600,786.844
Core Bond Fund	12,177,508.357	983,412.759	432,191.110
Real Estate Securities Fund	14,595,675.330	1,462,184.080	360,108.416

Russell Investment Funds

909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Officers

Lynn L. Anderson, Chairman of the Board
Leonard P. Brennan, President and Chief Executive Officer
Karl J. Ege, Secretary and General Counsel
Mark E. Swanson, Treasurer and Chief Accounting Officer
Mark D. Amberson, Director of Short Term Investment Funds
Randall P. Lert, Director of Investments
Noel Lamb, Director of Investment Management and Research — North America
Sharon L. Hammel, Director of Portfolio Implementation
Traci A. Jones, Manager of Portfolio Implementation
Gregory J. Lyons, Assistant Secretary and Associate General Counsel
Mary Beth Rhoden, Assistant Secretary
Margaret A. Foster, Assistant Secretary
Greg S. Korte, Assistant Treasurer
David J. Craig, Assistant Treasurer
Bruce S. C. Dunn, Assistant Treasurer

Manager, Transfer and Dividend Paying Agent

Frank Russell Investment Management Company
909 A Street
Tacoma, WA 98402

Consultant

Frank Russell Company
909 A Street
Tacoma, WA 98402

Custodian

State Street Bank and Trust Company
Allan Forbes Building
150 Newport Avenue AFB35
North Quincy, MA 02171

Office of Shareholder Inquiries

909 A Street
Tacoma, WA 98402
(800) 787-7354

Legal Counsel

Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Distributor

Russell Fund Distributors, Inc.
909 A Street
Tacoma, WA 98402

Independent Auditors

PricewaterhouseCoopers LLP
1420 5th Avenue
Suite 1900
Seattle, WA 98101

Money Managers

Multi-Style Equity Fund

Alliance Capital Management L.P., through its Bernstein Investment Research and Management Unit, New York, NY
Ark Asset Management Co., Inc., New York, NY
Barclays Global Fund Advisors, San Francisco, CA
Brandywine Asset Management, LLC, Wilmington, DE
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Montag & Caldwell, Inc., Atlanta, GA
Turner Investment Partners, Inc., Berwyn, PA

Aggressive Equity Fund

CapitalWorks Investment Partners, LLC, San Diego, CA
David J. Greene and Company, LLC, New York, NY
Geewax, Terker & Company, Chadds Ford, PA
Goldman Sachs Asset Management, L.P., New York, NY
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Suffolk Capital Management, LLC, New York, NY
Systematic Financial Management, L.P., Teaneck, NJ
TimesSquare Capital Management, Inc., New York, NY

Russell Investment Funds
909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Non-U.S. Fund

AQR Capital Management, LLC, New York, NY
Fidelity Management & Research Company, Boston, MA
Oechsle International Advisors, LLC, Boston, MA
The Boston Company Asset Management, LLC, Boston, MA

Core Bond Fund

Pacific Investment Management Company LLC, Newport Beach, CA
TimesSquare Capital Management, Inc., New York, NY

Real Estate Securities Fund

AEW Management and Advisors, L.P., Boston, MA
INVESCO Realty Advisors, a division of INVESCO Institutional (N.A.), Inc., Dallas, TX
RREEF America L.L.C., Chicago, IL

This page has been intentionally left blank.


Russell

Russell Investment Funds
909 A Street
Tacoma, Washington 98402
253-627-7001
800-787-7354
Fax: 253-591-3495
www.russell.com

36-08-023 (12/03)

Annual Report December 31, 2003
NML Variable Annuity Account C
Financial Statements



NML Variable Annuity Account C
Statements of Operations
(in thousands)

	Investment Income		
	Dividend Income	Annuity Rate and Expense Guarantees	Net Investment Income (Loss)
Year Ended December 31, 2003			
Small Cap Growth Stock Division	$ —	$ (19)	$ (19)
T. Rowe Price Small Cap Value Division	—	(6)	(6)
Aggressive Growth Stock Division	—	(137)	(137)
International Growth Division	1	—	1
Franklin Templeton International Equity Division	618	(48)	570
AllianceBernstein Mid Cap Value Division #	1	—	1
Index 400 Stock Division	115	(17)	98
Janus Capital Appreciation Division #	—	—	—
Growth Stock Division	179	(52)	127
Large Cap Core Stock Division	137	(51)	86
Capital Guardian Domestic Equity Division	17	(8)	9
T. Rowe Price Equity Income Division #	1	—	1
Index 500 Stock Division	1,167	(162)	1,005
Asset Allocation Division	21	(10)	11
Balanced Division	2,491	(255)	2,236
High Yield Bond Division	11	(14)	(3)
Select Bond Division	771	(98)	673
Money Market Division	128	(105)	23
Fidelity VIP Mid Cap Division #	—	(1)	(1)
Russell Multi-Style Equity Division	6	(8)	(2)
Russell Aggressive Equity Division	1	(8)	(7)
Russell Non-U.S. Division	25	(7)	18
Russell Core Bond Division	29	(7)	22
Russell Real Estate Securities Division	604	(13)	591
Year Ended December 31, 2002			
Small Cap Growth Stock Division	$ 32	$ (25)	$ 7
T. Rowe Price Small Cap Value Division	2	(5)	(3)
Aggressive Growth Stock Division	90	(231)	(141)
International Growth Division	—	—	—
Franklin Templeton International Equity Division	906	(78)	828
Index 400 Stock Division	140	(20)	120
Growth Stock Division	330	(77)	253
Large Cap Core Stock Division	180	(78)	102
Capital Guardian Domestic Equity Division	7	(3)	4
Index 500 Stock Division	1,468	(259)	1,209
Asset Allocation Division	24	(8)	16
Balanced Division	3,922	(356)	3,566
High Yield Bond Division	415	(15)	400
Select Bond Division	863	(93)	770
Money Market Division	221	(144)	77
Russell Multi-Style Equity Division	7	(10)	(3)
Russell Aggressive Equity Division	—	(7)	(7)
Russell Non-U.S. Division	9	(6)	3
Russell Core Bond Division	20	(6)	14
Russell Real Estate Securities Division	481	(11)	470

The initial investment in this Division was made on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Realized and Unrealized Gain (Loss) on Investments			
Realized Gain (Loss) on Investments	Unrealized Appreciation (Depreciation) of Investments During the Period	Net Gain (Loss) on Investments	Increase (Decrease) in Equity Derived from Investment Activity
$ (1,212)	$ 6,622	$ 5,410	$ 5,391
1	183	184	178
(8,800)	24,998	16,198	16,061
(5)	23	18	19
(2,243)	14,872	12,629	13,199
2	22	24	25
(593)	5,365	4,772	4,870
1	15	16	16
(2,089)	5,845	3,756	3,883
(2,362)	5,487	3,125	3,211
(10)	251	241	250
1	11	12	13
(2,525)	21,648	19,123	20,128
(63)	269	206	217
(3,454)	13,665	10,211	12,447
(145)	1,433	1,288	1,285
1,033	(745)	288	961
—	—	—	23
—	49	49	48
(104)	321	217	215
(18)	290	272	265
(35)	273	238	256
19	(4)	15	37
188	2,753	2,941	3,532
$ (1,245)	$ (2,995)	$ (4,240)	$ (4,233)
(27)	(44)	(71)	(74)
(10,519)	(11,735)	(22,254)	(22,395)
(42)	(8)	(50)	(50)
(8,378)	(496)	(8,874)	(8,046)
(823)	(2,160)	(2,983)	(2,863)
(2,757)	(4,172)	(6,929)	(6,676)
(3,735)	(3,096)	(6,831)	(6,729)
(8)	(72)	(80)	(76)
(2,524)	(26,051)	(28,575)	(27,366)
(23)	(121)	(144)	(128)
(5,135)	(7,102)	(12,237)	(8,671)
(278)	(267)	(545)	(145)
541	617	1,158	1,928
—	—	—	77
(274)	(26)	(300)	(303)
(35)	(93)	(128)	(135)
(107)	13	(94)	(91)
27	11	38	52
101	(414)	(313)	157

NML Variable Annuity Account C

Statements of Changes in Equity

(in thousands)

	Operations			
	Net Investment Income (Loss)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Increase (Decrease) in Equity Derived from Investment Activity
Year Ended December 31, 2003				
Small Cap Growth Stock Division	$ (19)	$ (1,212)	$ 6,622	$ 5,391
T. Rowe Price Small Cap Value Division	(6)	1	183	178
Aggressive Growth Stock Division	(137)	(8,800)	24,998	16,061
International Growth Division	1	(5)	23	19
Franklin Templeton International Equity Division	570	(2,243)	14,872	13,199
AllianceBernstein Mid Cap Value Division #	1	2	22	25
Index 400 Stock Division	98	(593)	5,365	4,870
Janus Capital Appreciation Division #	—	1	15	16
Growth Stock Division	127	(2,089)	5,845	3,883
Large Cap Core Stock Division	86	(2,362)	5,487	3,211
Capital Guardian Domestic Equity Division	9	(10)	251	250
T. Rowe Price Equity Income Division #	1	1	11	13
Index 500 Stock Division	1,005	(2,525)	21,648	20,128
Asset Allocation Division	11	(63)	269	217
Balanced Division	2,236	(3,454)	13,665	12,447
High Yield Bond Division	(3)	(145)	1,433	1,285
Select Bond Division	673	1,033	(745)	961
Money Market Division	23	—	—	23
Fidelity VIP Mid Cap Division #	(1)	—	49	48
Russell Multi-Style Equity Division	(2)	(104)	321	215
Russell Aggressive Equity Division	(7)	(18)	290	265
Russell Non-U.S. Division	18	(35)	273	256
Russell Core Bond Division	22	19	(4)	37
Russell Real Estate Securities Division	591	188	2,753	3,532
Year Ended December 31, 2002				
Small Cap Growth Stock Division	$ 7	$ (1,245)	$ (2,995)	$ (4,233)
T. Rowe Price Small Cap Value Division	(3)	(27)	(44)	(74)
Aggressive Growth Stock Division	(141)	(10,519)	(11,735)	(22,395)
International Growth Division	—	(42)	(8)	(50)
Franklin Templeton International Equity Division	828	(8,378)	(496)	(8,046)
Index 400 Stock Division	120	(823)	(2,160)	(2,863)
Growth Stock Division	253	(2,757)	(4,172)	(6,676)
Large Cap Core Stock Division	102	(3,735)	(3,096)	(6,729)
Capital Guardian Domestic Equity Division	4	(8)	(72)	(76)
Index 500 Stock Division	1,209	(2,524)	(26,051)	(27,366)
Asset Allocation Division	16	(23)	(121)	(128)
Balanced Division	3,566	(5,135)	(7,102)	(8,671)
High Yield Bond Division	400	(278)	(267)	(145)
Select Bond Division	770	541	617	1,928
Money Market Division	77	—	—	77
Russell Multi-Style Equity Division	(3)	(274)	(26)	(303)
Russell Aggressive Equity Division	(7)	(35)	(93)	(135)
Russell Non-U.S. Division	3	(107)	13	(91)
Russell Core Bond Division	14	27	11	52
Russell Real Estate Securities Division	470	101	(414)	157

The initial investment in this Division was made on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Equity Transactions							Equity	
Contract Owners' Net Payments	Annuity Payments	Surrenders and Other (net)	Transfers from Other Divisions or Sponsor	Transfers to Other Divisions or Sponsor	Increase (Decrease) in Equity Derived from Equity Transactions	Net Increase (Decrease) in Equity	Beginning of Period	End of Period
$ 4,693	$ —	$ (3,732)	$ 2,378	$ (1,197)	$ 2,142	$ 7,533	$ 16,886	$24,419
71	—	(61)	216	(32)	194	372	454	826
7,787	—	(13,766)	1,935	(4,649)	(8,693)	7,368	71,654	79,022
59	—	(8)	52	(35)	68	87	59	146
4,343	(1)	(5,044)	2,551	(2,174)	(325)	12,874	35,008	47,882
13	—	(1)	194	(2)	204	229	—	229
3,862	(1)	(3,229)	1,896	(1,521)	1,007	5,877	14,521	20,398
32	—	—	186	—	218	234	—	234
3,259	(3)	(3,681)	1,689	(2,026)	(762)	3,121	22,261	25,382
2,454	—	(3,531)	1,858	(1,104)	(323)	2,888	13,871	16,759
95	—	(51)	414	(57)	401	651	584	1,235
1	—	—	130	—	131	144	—	144
8,607	(3)	(15,633)	2,343	(3,957)	(8,643)	11,485	77,838	89,323
74	(13)	(23)	177	(663)	(448)	(231)	1,490	1,259
6,524	(26)	(19,636)	4,412	(7,918)	(16,644)	(4,197)	82,224	78,027
1,706	(1)	(842)	2,347	(2,183)	1,027	2,312	3,894	6,206
2,727	(7)	(4,255)	3,183	(3,722)	(2,074)	(1,113)	19,561	18,448
3,819	(1)	(11,210)	5,882	(3,315)	(4,825)	(4,802)	10,973	6,171
9	—	(1)	324	(3)	329	377	—	377
194	—	(128)	183	(128)	121	336	751	1,087
132	—	(52)	111	(72)	119	384	527	911
95	—	(34)	329	(24)	366	622	527	1,149
163	—	(126)	271	(253)	55	92	803	895
2,570	(2)	(2,220)	2,905	(1,318)	1,935	5,467	9,566	15,033
$ 3,161	$ —	$ (3,415)	$ 3,066	$ (2,791)	$ 21	$ (4,212)	$ 21,098	$16,886
96	—	(78)	592	(247)	363	289	165	454
9,670	—	(23,497)	2,021	(6,377)	(18,183)	(40,578)	112,232	71,654
67	—	(10)	159	(145)	71	21	38	59
30,003	(2)	(39,024)	6,265	(3,090)	(5,848)	(13,894)	48,902	35,008
2,788	(1)	(3,440)	2,998	(1,810)	535	(2,328)	16,849	14,521
3,727	(3)	(6,378)	2,570	(3,995)	(4,079)	(10,755)	33,016	22,261
2,377	—	(5,579)	973	(2,644)	(4,873)	(11,602)	25,473	13,871
62	—	(55)	509	(67)	449	373	211	584
10,129	(3)	(31,783)	1,762	(6,390)	(26,285)	(53,651)	131,489	77,838
185	(10)	(9)	1,406	—	1,572	1,444	46	1,490
6,606	(26)	(24,451)	4,001	(11,207)	(25,077)	(33,748)	115,972	82,224
531	(1)	(1,020)	709	(763)	(544)	(689)	4,583	3,894
2,853	(6)	(5,251)	6,188	(3,530)	254	2,182	17,379	19,561
4,425	(5)	(13,638)	10,654	(5,725)	(4,289)	(4,212)	15,185	10,973
312	—	(345)	90	(406)	(349)	(652)	1,403	751
92	—	(145)	67	(62)	(48)	(183)	710	527
85	—	(147)	109	(101)	(54)	(145)	672	527
100	—	(121)	401	(422)	(42)	10	793	803
1,725	(1)	(2,490)	4,673	(1,098)	2,809	2,966	6,600	9,566

NML Variable Annuity Account C

(For a unit outstanding during the period)

Division	Unit Value(3), Lowest to Highest	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest	Total Return(4), Lowest to Highest
Small Cap Growth Stock				
Year Ended 12/31/03	$1.605622 to $ 20.745671	0.00%	0.00% to 1.25%	31.41% to 33.06%
Year Ended 12/31/02	$1.489185 to $ 15.591407	0.16%	0.00% to 1.25%	(19.44%) to (18.42%)
Year Ended 12/31/01	$1.848493 to $ 19.112629	0.01%	0.00% to 1.25%	(4.97%) to (3.76%)
T. Rowe Price Small Cap Value				
Year Ended 12/31/03	$1.121914 to $ 12.985287	0.00%	0.00% to 1.25%	33.48% to 35.15%
Year Ended 12/31/02	$0.943905 to $ 9.607906	0.49%	0.00% to 1.25%	(6.75%) to (5.58%)
Period Ended 12/31/01	$1.012260 to $ 10.175772	0.38%	0.00% to 1.25%	1.23% to 1.76%
Aggressive Growth Stock				
Year Ended 12/31/03	$2.478578 to $ 47.932675	0.00%	0.00% to 1.25%	23.15% to 24.69%
Year Ended 12/31/02	$2.360410 to $ 38.441232	0.10%	0.00% to 1.25%	(22.13%) to (21.15%)
Year Ended 12/31/01	$3.013165 to $ 48.753408	22.56%	0.00% to 1.25%	(20.88%) to (19.87%)
International Growth Stock (1)				
Year Ended 12/31/03	$0.953741 to $ 11.039080	1.79%	0.00% to 1.25%	37.27% to 38.99%
Year Ended 12/31/02	$0.780276 to $ 7.942434	0.27%	0.00% to 1.25%	(13.42%) to (12.34%)
Period Ended 12/31/01	$0.901258 to $ 9.060000	0.00%	0.00% to 1.25%	(9.87%) to (9.40%)
Franklin Templeton International Equity				
Year Ended 12/31/03	$1.427413 to $ 2.471833	1.64%	0.00% to 1.25%	38.72% to 40.46%
Year Ended 12/31/02	$1.559571 to $ 1.759773	2.11%	0.00% to 1.25%	(18.43%) to (17.40%)
Year Ended 12/31/01	$1.911919 to $ 2.130553	10.95%	0.00% to 1.25%	(15.07%) to (14.00%)
AllianceBernstein Mid Cap Value (2)				
Period Ended 12/31/03	$1.278131 to $ 13.315544	1.22%	0.00% to 1.25%	32.05% to 33.16%
Index 400 Stock				
Year Ended 12/31/03	$1.173282 to $ 15.159273	0.71%	0.00% to 1.25%	33.34% to 35.01%
Year Ended 12/31/02	$1.072428 to $ 11.227976	0.84%	0.00% to 1.25%	(15.60%) to (14.54%)
Year Ended 12/31/01	$1.270690 to $ 13.138452	1.30%	0.00% to 1.25%	(1.90%) to (0.65%)
Janus Capital Appreciation (2)				
Period Ended 12/31/03	$1.150894 to $ 11.990097	0.13%	0.00% to 1.25%	18.91% to 19.90%
Growth Stock				
Year Ended 12/31/03	$1.544846 to $ 25.471804	0.80%	0.00% to 1.25%	17.47% to 18.94%
Year Ended 12/31/02	$1.921805 to $ 21.414901	1.20%	0.00% to 1.25%	(21.81%) to (20.83%)
Year Ended 12/31/01	$2.458020 to $ 27.049526	4.53%	0.00% to 1.25%	(15.29%) to (14.22%)
Large Cap Core Stock				
Year Ended 12/31/03	$1.085867 to $ 20.737771	0.92%	0.00% to 1.25%	22.51% to 24.05%
Year Ended 12/31/02	$1.500218 to $ 16.717038	0.97%	0.00% to 1.25%	(29.09%) to (28.20%)
Year Ended 12/31/01	$2.115675 to $ 23.281928	3.63%	0.00% to 1.25%	(8.92%) to (7.77%)
Capital Guardian Domestic Equity (1)				
Year Ended 12/31/03	$0.894569 to $ 10.354264	1.96%	0.00% to 1.25%	32.74% to 34.41%
Year Ended 12/31/02	$0.756787 to $ 7.703469	2.12%	0.00% to 1.25%	(22.22%) to (21.24%)
Period Ended 12/31/01	$0.973004 to $ 9.781208	0.71%	0.00% to 1.25%	(2.70%) to (2.19%)
T. Rowe Price Equity Income (2)				
Period Ended 12/31/03	$1.186753 to $ 12.363579	3.03%	0.00% to 1.25%	22.61% to 23.64%
Index 500 Stock				
Year Ended 12/31/03	$2.337968 to $ 45.268617	1.46%	0.00% to 1.25%	26.84% to 28.43%
Year Ended 12/31/02	$2.420098 to $ 35.246385	1.44%	0.00% to 1.25%	(23.04%) to (22.07%)
Year Ended 12/31/01	$3.125796 to $ 45.228886	4.54%	0.00% to 1.25%	(12.98%) to (11.88%)
Asset Allocation (1)				
Year Ended 12/31/03	$0.915619 to $ 10.598020	1.72%	0.00% to 1.25%	19.13% to 20.63%
Year Ended 12/31/02	$0.863125 to $ 8.785751	2.61%	0.00% to 1.25%	(11.37%) to (10.26%)
Year Ended 12/31/01	$0.973862 to $ 9.789803	0.72%	0.00% to 1.25%	(2.61%) to (2.10%)

(1) Division commenced operations on July 31, 2001.
(2) Division commenced operations on May 1, 2003.
(3) The lowest and highest unit value is as of the respective period-end date.
(4) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C, continued

(For a unit outstanding during the period)

Division	Unit Value(3), Lowest to Highest	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest	Total Return(4), Lowest to Highest
Balanced				
Year Ended 12/31/03	$1.985808 to $ 99.686821	3.21%	0.00% to 1.25%	16.53% to 17.99%
Year Ended 12/31/02	$2.209502 to $ 84.486469	4.05%	0.00% to 1.25%	(8.68%) to (7.54%)
Year Ended 12/31/01	$2.405185 to $ 91.372736	7.91%	0.00% to 1.25%	(4.36%) to (3.15%)
High Yield Bond				
Year Ended 12/31/03	$0.908491 to $ 20.482734	0.21%	0.00% to 1.25%	27.46% to 29.06%
Year Ended 12/31/02	$1.424293 to $ 15.870922	10.23%	0.00% to 1.25%	(4.10%) to (2.89%)
Year Ended 12/31/01	$1.485164 to $ 16.343831	10.11%	0.00% to 1.25%	3.72% to 5.03%
Select Bond				
Year Ended 12/31/03	$1.423053 to $127.939507	3.86%	0.00% to 1.25%	4.18% to 5.49%
Year Ended 12/31/02	$2.084184 to $121.279762	4.77%	0.00% to 1.25%	10.70% to 12.09%
Year Ended 12/31/01	$1.871532 to $108.200259	5.60%	0.00% to 1.25%	8.99% to 10.37%
Money Market				
Year Ended 12/31/03	$1.035206 to $ 34.553668	1.29%	0.00% to 1.25%	(0.02%) to 1.23%
Year Ended 12/31/02	$1.504462 to $ 34.132616	1.66%	0.00% to 1.25%	0.39% to 1.65%
Year Ended 12/31/01	$1.489628 to $ 33.577318	3.74%	0.00% to 1.25%	2.62% to 3.92%
Fidelity VIP Mid Cap (2)				
Period Ended 12/31/03	$1.350258 to $ 14.066904	0.00%	0.00% to 1.25%	39.50% to 40.67%
Russell Multi-Style Equity				
Year Ended 12/31/03	$0.620449 to $ 11.740732	0.70%	0.00% to 1.25%	27.26% to 28.86%
Year Ended 12/31/02	$0.594202 to $ 6.221208	0.62%	0.00% to 1.25%	(24.14%) to (23.19%)
Year Ended 12/31/01	$0.783335 to $ 8.099453	2.58%	0.00% to 1.25%	(15.28%) to (14.21%)
Russell Aggressive Equity				
Year Ended 12/31/03	$0.981216 to $ 13.489469	0.11%	0.00% to 1.25%	43.79% to 45.60%
Year Ended 12/31/02	$0.831686 to $ 8.707578	0.00%	0.00% to 1.25%	(20.06%) to (19.06%)
Year Ended 12/31/01	$1.040412 to $ 10.757522	0.11%	0.00% to 1.25%	(3.58%) to (2.36%)
Russell Non-U.S.				
Year Ended 12/31/03	$0.762184 to $ 10.238075	3.46%	0.00% to 1.25%	37.07% to 38.79%
Year Ended 12/31/02	$0.677755 to $ 7.095865	1.62%	0.00% to 1.25%	(16.20%) to (15.15%)
Year Ended 12/31/01	$0.808779 to $ 8.362558	0.59%	0.00% to 1.25%	(23.00%) to (22.03%)
Russell Core Bond				
Year Ended 12/31/03	$1.047336 to $ 13.532112	3.52%	0.00% to 1.25%	4.83% to 6.15%
Year Ended 12/31/02	$1.217720 to $ 12.748590	2.91%	0.00% to 1.25%	7.49% to 8.84%
Year Ended 12/31/01	$1.132872 to $ 11.713217	6.24%	0.00% to 1.25%	6.07% to 7.41%
Russell Real Estate Securities				
Year Ended 12/31/03	$1.402741 to $ 18.123797	5.38%	0.00% to 1.25%	35.51% to 37.21%
Year Ended 12/31/02	$1.261665 to $ 13.208871	5.22%	0.00% to 1.25%	2.51% to 3.80%
Year Ended 12/31/01	$1.230726 to $ 12.725061	5.28%	0.00% to 1.25%	6.49% to 7.84%

(1) Division commenced operations on July 31, 2001.
(2) Division commenced operations on May 1, 2003.
(3) The lowest and highest unit value is as of the respective period-end date.
(4) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

December 31, 2003

Note 1 — NML Variable Annuity Account C (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Currently, two versions of the contract are offered: Front Load contracts with a sales charge up to 4.5% of purchase payments and Simplified Load contracts with an installment fee of $750.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

Note 3 — All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc., Fidelity VIP Mid Cap Portfolio and the Russell Investment Funds (collectively known as "the Funds"). The shares are valued at the Funds' offering and redemption prices per share. The Funds are open-end investment companies registered under the Investment Company Act of 1940.

Note 4 — Annuity reserves, included in equity, are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. Annuity reserves are based on the 1983 Annuity Table a adjusted with assumed interest rates of 3.5% or 5%.

Note 5 — Dividend income and distributions of net realized gains from the Funds are recorded on the ex-date of the dividends. Transactions in Funds' shares are accounted for on the trade date. The basis for determining cost on sale of the Funds' shares is identified cost. Purchases and sales of the Funds' shares for the period ended December 31, 2003 by each Division are shown as follows: *(in thousands)*

Division	Purchases	Sales
Small Cap Growth Stock	$6,284	$ 4,161
T. Rowe Price Small Cap Value	252	64
Aggressive Growth Stock	9,252	18,065
International Growth	80	10
Franklin Templeton International Equity	5,760	5,524
AllianceBernstein Mid Cap Value	207	1
Index 400 Stock	4,532	3,434
Janus Capital Appreciation	219	—
Growth Stock	3,816	4,450
Large Cap Core Stock	$ 3,455	$ 3,694
Capital Guardian Domestic Equity	466	51
T. Rowe Price Equity Income	133	—
Index 500 Stock	11,518	18,696
Asset Allocation	94	533
Balanced	10,374	24,771
High Yield Bond	1,929	905
Select Bond	4,306	5,266
Money Market	6,895	11,697
Fidelity VIP Mid Cap	329	1
Russell Multi-Style Equity	247	123
Russell Aggressive Equity	163	52
Russell Non-U.S.	419	35
Russell Core Bond	218	127
Russell Real Estate Securities	5,091	2,570

Note 6 — A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued after December 16, 1981, and prior to May 1, 1984, the deduction is determined daily at an annual rate of .5% of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a .75% annual rate.

Generally, for contracts issued after December 31, 1991, for the Front Load version and the Simplified Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of .65% and 1.25%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 1% and 1.5% annual rates, respectively.

Since 1996, Northwestern Mutual has paid a dividend to certain contracts. The dividend is re-invested in the Account and has been reflected as a Contract Owners' Net Payment in the accompanying financial statements.

Note 7 — Northwestern Mutual is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

NML Variable Annuity Account C

December 31, 2003

Note 8 — The changes in units outstanding for the years ended December 31, 2003 and 2002 by each Division are shown as follows: *(in thousands)*

	Units Issued	Units Redeemed	Net Increase (Decrease)
Year Ended December 31, 2003			
Small Cap Growth Stock Division	572	406	166
T. Rowe Price Small Cap Value Division	216	58	158
Aggressive Growth Stock Division	699	2,136	(1,437)
International Growth Division	74	13	61
Franklin Templeton International Equity Division	2,522	3,078	(556)
AllianceBernstein Mid Cap Value Division #	172	—	172
Index 400 Stock Division	552	603	(51)
Janus Capital Appreciation Division #	196	—	196
Growth Stock Division	500	816	(316)
Large Cap Core Stock Division	607	1,657	(1,050)
Capital Guardian Domestic Equity Division	466	48	418
T. Rowe Price Equity Income Division #	117	—	117
Index 500 Stock Division	958	2,729	(1,771)
Asset Allocation Division	38	624	(586)
Balanced Division	738	2,311	(1,573)
High Yield Bond Division	273	168	105
Select Bond Division	217	389	(172)
Money Market Division	1,869	4,171	(2,302)
Fidelity VIP Mid Cap Division #	269	—	269
Russell Multi-Style Equity Division	248	240	8
Russell Aggressive Equity Division	179	52	127
Russell Non-U.S. Division	498	49	449
Russell Core Bond Division	130	103	27
Russell Real Estate Securities Division	535	399	136
Year Ended December 31, 2002			
Small Cap Growth Stock Division	414	781	(367)
T. Rowe Price Small Cap Value Division	364	81	283
Aggressive Growth Stock Division	1,132	3,987	(2,855)
International Growth Division	74	41	33
Franklin Templeton International Equity Division	18,038	21,253	(3,215)
Index 400 Stock Division	776	902	(126)
Growth Stock Division	693	1,833	(1,140)
Large Cap Core Stock Division	942	2,713	(1,771)
Capital Guardian Domestic Equity Division	576	71	505
Index 500 Stock Division	1,792	5,458	(3,666)
Asset Allocation Division	1,348	3	1,345
Balanced Division	1,108	3,833	(2,725)
High Yield Bond Division	185	547	(362)
Select Bond Division	680	828	(148)
Money Market Division	4,467	5,384	(917)
Russell Multi-Style Equity Division	238	618	(380)
Russell Aggressive Equity Division	132	181	(49)
Russell Non-U.S. Division	148	201	(53)
Russell Core Bond Division	86	129	(43)
Russell Real Estate Securities Division	815	381	434

The initial investment in this Division was made on May 1, 2003.

Note 9 — Equity Values by Division are shown as follows:
(in thousands, except accumulation unit values)

	Group Variable Annuity Contract Issued:					
	Before December 17, 1981 or between April 30, 1984 and December 31, 1991			After December 16, 1981 and Prior to May 1, 1984		
Division	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$ 20.745671	1,080	$ 22,405	$ 20.266253	—	$ —
T. Rowe Price Small Cap Value	12.985287	7	91	12.829144	—	—
Aggressive Growth Stock	47.932675	1,444	69,215	44.929401	—	—
International Growth	11.039080	2	22	10.9062717	—	—
Franklin Templeton International Equity	2.471833	17,399	43,007	2.343355	—	—
AllianceBernstein Mid Cap Value	13.315544	—	—	13.271202	—	—
Index 400 Stock	15.159273	1,229	18,631	14.8089854	—	—
Janus Capital Appreciation	11.990097	—	—	11.9501483	—	—
Growth Stock	25.471804	808	20,581	24.2695445	—	—
Large Cap Core Stock	20.737771	637	13,210	19.758825	—	—
Capital Guardian Domestic Equity	10.354264	12	124	10.229694	—	—
T. Rowe Price Equity Income	12.363579	—	—	12.3223867	—	—
Index 500 Stock	45.268617	1,689	76,459	42.428293	—	—
Asset Allocation	10.598020	29	307	10.470560	—	—
Balanced	99.686821	557	55,526	89.326036	8	715
High Yield Bond	20.482734	230	4,711	19.516037	—	—
Select Bond	127.939507	88	11,259	114.586395	—	—
Money Market	34.553668	6	207	30.999129	—	—
Fidelity VIP Mid Cap	14.066904	—	—	14.020063	—	—
Russell Multi-Style Equity	8.016570	25	200	7.831294	—	—
Russell Aggressive Equity	12.677885	1	13	12.384892	—	—
Russell Non-U.S.	9.848016	3	30	9.620430	—	—
Russell Core Bond	13.532112	1	14	13.219553	—	—
Russell Real Estate Securities	18.123797	743	13,466	17.705263	—	—
Equity			349,478			715
Annuity Reserves			—			690
Total Equity			$349,478			$1,405

	Group Combination Annuity Contract Issued:					
	After December 31, 1991 Front Load Version			After December 31, 1991 Simplified Load Version		
Division	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$2.012501	181	$ 364	$1.956937	847	$ 1,658
T. Rowe Price Small Cap Value	1.278281	155	198	1.259912	428	539
Aggressive Growth Stock	2.924175	784	2,293	4.318610	1,742	7,523
International Growth	1.086683	26	28	1.071062	92	99
Franklin Templeton International Equity	2.306261	501	1,155	2.163493	1,712	3,704
AllianceBernstein Mid Cap Value	1.325796	161	213	1.320512	11	15
Index 400 Stock	1.470580	270	397	1.429987	945	1,351
Janus Capital Appreciation	1.193818	167	199	1.189063	28	33
Growth Stock	2.392114	412	986	2.257547	1,681	3,795
Large Cap Core Stock	1.947509	350	682	1.837972	1,558	2,864
Capital Guardian Domestic Equity	1.019273	342	349	1.004585	758	761
T. Rowe Price Equity Income	1.231018	83	102	1.226098	34	42
Index 500 Stock	3.088134	1,250	3,860	3.765294	2,388	8,992
Asset Allocation	1.043259	137	143	1.028260	613	630
Balanced	2.590151	1,572	4,072	7.498641	2,313	17,344
High Yield Bond	1.923624	177	340	1.815388	629	1,142
Select Bond	2.184385	508	1,110	9.571910	631	6,040
Money Market	1.513153	790	1,195	2.734239	1,742	4,763
Fidelity VIP Mid Cap	1.400609	179	251	1.395022	90	126
Russell Multi-Style Equity	0.777670	443	345	0.756197	717	542
Russell Aggressive Equity	1.229860	127	156	1.195908	621	743
Russell Non-U.S.	0.955315	505	482	0.928976	688	639
Russell Core Bond	1.312719	388	509	1.276523	290	370
Russell Real Estate Securities	1.758196	282	496	1.709672	608	1,039
Equity			19,925			64,754
Annuity Reserves			—			—
Total Equity			$19,925			$64,754



Report of Independent Auditors

To The Northwestern Mutual Life Insurance Company and
Contract Owners of NML Variable Annuity Account C

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in equity and the financial highlights present fairly, in all material respects, the financial position of NML Variable Annuity Account C and its Small Cap Growth Stock Division, T. Rowe Price Small Cap Value Division, Aggressive Growth Stock Division, International Growth Stock Division, Franklin Templeton International Equity Division, AllianceBernstein Mid Cap Value Division, Index 400 Stock Division, Janus Capital Appreciation Division, Growth Stock Division, Large Cap Core Stock Division, Capital Guardian Domestic Equity Division, T. Rowe Price Equity Income Division, Index 500 Stock Division, Asset Allocation Division, Balanced Division, High Yield Bond Division, Select Bond Division, Money Market Division, Fidelity VIP Mid Cap Portfolio Division, Russell Multi-Style Equity Division, Russell Aggressive Equity Division, Russell Non-U.S. Division, Russell Core Bond Division, and Russell Real Estate Securities Division at December 31, 2003, and the results of each of their operations, the changes in each of their equity and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of securities owned at December 31, 2003 with Northwestern Mutual Series Fund, Inc., Fidelity VIP Mid Cap Portfolio and the Russell Insurance Funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 28, 2004

This report is submitted for the general information of owners of Northwestern Mutual Group Combination Annuity Account C contracts. This report is not authorized for distribution to prospective purchasers of variable annuity contracts (a) to fund HR-10 plans unless accompanied by an effective prospectus; or (b) to fund qualified corporate pension or profit sharing plans unless accompanied by an offering circular. Northwestern Mutual variable annuity contracts are sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual, are Registered Representatives of Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of Northwestern Mutual, a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

The Northwestern Mutual
Life Insurance Company • Milwaukee, WI
www.northwesternmutual.com

90-1836 (0786) (REV 0104)


Northwestern Mutual®

PO BOX 3095
MILWAUKEE WI 53201-3095